FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and those of Magyar Telekom Group prepared in accordance with IFRS, included in this Form 6-K are in the draft form submitted to the shareholders of the Company in advance of the Annual General Meeting to be held on April 7, 2010 for their review and approval at the Annual General Meeting. The annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and those of Magyar Telekom Group prepared in accordance with IFRS will be published in accordance with applicable Hungarian laws and stock exchange requirements following the Annual General Meeting.

TABLE OF CONTENTS

Information to the Annual General Meeting of Magyar Telekom Plc. to be held on April 7, 2010 in accordance with Section 304 (1) of the Companies Act and Section 5.1. of the Articles of Association

Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court

Consolidated Financial Statements for the year ended December 31, 2007 prepared in accordance with International Financial Reporting Standards (IFRS)

Report of the Supervisory Board

Report of the Auditor

Magyar Telekom Plc. report and financial statements in accordance with the Hungarian Act on Accounting as of December 31, 2007

Report of the Supervisory Board

Report of the Auditor

Corporate Governance Report of Magyar Telekom Nyrt. regarding year 2007

Supervisory Board resolution regarding the Corporate Governance Report

Supervisory Board resolution regarding the dividend

Report of the Auditor

Amended and restated Rules of Procedure of the Supervisory Board of Magyar Telekom Plc.

Proposal of the Audit Committee of Magyar Telekom Plc. for the General Meeting of the Company

Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009

Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Magyar Telekom Plc. consolidated annual report for the year ended December 31, 2009 prepared in accordance with International Financial Reporting Standards (IFRS) and report of the Auditor

Report of the Supervisory Board

Report of the Audit Committee

Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Magyar Telekom Plc. annual stand alone financial statements for the year ended December 31, 2009 prepared in accordance with requirements of the Accounting Act (HAR) and report of the Auditor

Report of the Supervisory Board

Report of the Audit Committee

Proposal of the Board of Directors for the use of the profit after tax earned in 2009

Report of the Supervisory Board

Report of the Audit Committee

Proposal of the Board of Directors for the authorization for the purchase of Magyar Telekom ordinary shares

Decision on the approval of the Corporate Governance and Management Report

Decision on granting relief from liability to the members of the Board of Directors

Decision on the amendments of the Articles of Association of Magyar Telekom Plc.

Amendment of the Rules of Procedures of the Supervisory Board

Election of Members of the Board of Directors and determination of their remuneration

Election of Members of the Supervisory Board and determination of their remuneration

Election of Members of the Audit Committee and determination of their remuneration

Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.

Information to the Annual General Meeting of Magyar Telekom Plc. to be held on April 7, 2010 in accordance with Section 304 (1) of the Companies Act and Section 5.1. of the Articles of Association

1. Summary to Agenda Item 1 (Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court)

Concerning the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court, if the given resolutions must remain effective and enforceable in the future, they have to be adopted again. Certain resolutions will not have a legal effect in the future, however, the actions taken on the basis of these resolutions have to be confirmed and approved so that the Company excludes or minimizes the possibility of any further legal disputes.

The financial results of the Company and the Group in the 2007 fiscal year are as follows:

	in million HUF
	Magyar Telekom Plc.	Magyar Telekom Group
	(HAR)	(IFRS)
Total Assets	942,877	1,135,578
Long-term Assets	842,584	903,991
Short term Assets	68,160	231,587
Common Stock	104,275	104,275
Total shareholders’ equity	412,697	514,998
Long-term Liabilities	309,062	330,867
Short-term Liabilities	147,453	223,018
Sales Revenues	499,909	676,661
Profit for the year (IFRS)	—	73,056
Balance sheet profit (HAR) (before the proposed dividends)	35,634	—
Balance sheet result (HAR) (after the proposed dividends)	0	—

The Board of Directors proposes that the General Meeting should repeatedly approve the 2007 Annual Report of Magyar Telekom Plc. prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 942,877 million, and HUF 35,634 million After-tax Net Income.

The Board of Directors proposes that the General Meeting should repeatedly approve the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), including Balance Sheet Total Assets of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

Key data of the report of the Supervisory Board:

Based on its findings in the course of the continuous monitoring of the business operations of the Company and the Magyar Telekom Group the Supervisory Board recommends that the General Meeting should:

•                  approve the Y2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income as proposed by the Board of Directors,

•                  approve the Y2007 Consolidated Financial Statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with the Balance Sheet Total Assets and Profit after tax as proposed by the Board of Directors,

•                  accept the proposal of the Board of Directors on the dividend payment,

•                  approve the Corporate Governance Report for 2007.

Resolution proposals:

The General Meeting repeatedly approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, with a Balance Sheet Total of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

The General Meeting repeatedly approves the 2007 Annual Financial Statements of the Company prepared according to the Hungarian Accounting Regulations (HAR), with a Balance Sheet Total of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.

The General Meeting has reviewed and repeatedly approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.

(Extract: the Corporate Governance and Management Report contains among others: (i) brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board and the executive management, (ii) introduction of the members of the Board of Directors, the Supervisory Board and the executive management, description of the structure of committees, (iii) number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, (iv) presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, (v) report on the operation of different committees, (vi) presentation of the system of internal controls and the evaluation of the activity in the relevant period, report on the efficiency and effectiveness of risk management procedures, (vii) information on whether the auditor has carried out any activities not related to auditing, (viii) synoptic presentation of the company’s disclosure policy, and its policy on trading by insiders, (ix) synoptic demonstration of the methods of exercising shareholders’ rights, (x) brief presentation of rules on the conducting of the General Meeting, (xi) remuneration statement and, (xii) declaration of the Company on compliance with the Corporate Governance Recommendations.)

The General Meeting, having evaluated the work of the Board members of the Company, repeatedly decides on granting the relief from liability for the Board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of Act IV. of 2006 on Business Associations. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The General Meeting confirms and approves that according to the assignment given by the Company the commencement of dividend payment by KELER Zrt. as of May 27, 2008 and the usage of HUF 35,633,509,239 from the net income according to HAR and HUF 41,418,404,237 from the profit reserve by the Company to pay the total sum of HUF 77,051,913,476 for dividends.

The General Meeting acknowledges that on May 5, 2008 the Board of Directors of Magyar Telekom Plc. published a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

The General Meeting repeatedly approves the amendment of Section 1.4. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 1.6. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 1.8. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 4.5. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 7.6. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 8.4.5. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 8.7. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amendment of Section 15.2. of the Articles of Association in line with the submission.

The General Meeting repeatedly approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission. (Amended Sections: 1., 2., 3., 4., 5., 6., 7., 8., 9., 10., and 11.)

The General Meeting confirms and approves that Mr. Gregor Stücheli acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

The General Meeting confirms and approves that Mr. Lothar Alexander Harings acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

The General Meeting confirms and approves that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until this date.

The General Meeting confirms and approves that PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) acted until April 2, 2009 for year 2008 as the auditor of the Company. The General Meeting confirms and approves that if Márta Hegedűsné Szűcs was incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) acted as the responsible auditor of the Company.

The General Meeting confirms and approves that HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

2. Summary to Agenda Item 2 (Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009)

The financial results of the Company and the Group in the 2009 fiscal year are as  follows:

	in million HUF
	Magyar Telekom Plc.	Magyar Telekom Group
	(HAR)	(IFRS)
Total Assets	968,412	1,166,377
Non current Assets	835,103	917,011
Current Assets	100,098	249,366
Common Stock	104,274	104,275
Total shareholders’ equity	432,054	—
Total equity of owners of the parent	—	538,480
Non current Liabilities	291,056	322,634
Current Liabilities	177,538	238,323
Revenues	475,269	643,989
Profit for the year (IFRS)	—	93,253
Balance sheet net income (HAR) (before the proposed dividends)	74,227	—
Balance sheet net income (HAR) (after the proposed dividends)	0	—

Key data of the report of the Board of Directors

•                  The changing trends require continued efficiency improvements — agreement with trade unions in September 2009 about 400+ redundancies at the parent company by the end of 2010.

•                  Strong infrastructure based competition; 3Play services are available through copper, fiber, cable, and mobile networks.

•                  Strong positions across all segments of the Hungarian market.

•                  Continued pressure on telecommunications spending expected in 2010.

•                  2009 results: 3.1% revenue decline driven by recession, regulation and competition; 4% underlying EBITDA decline driven by changing revenue mix and economic recession.

•                  Consumer Services Business Unit — fixed operations: 3Play as growth engine and retention tool in the residential segment: 5-year new generation access roll out plan to cover ~30% or ~1,2 million households with bandwidth up to 100 Mbit/s.

•                  Consumer Services Business Unit mobile operations: recessionary impacts felt in the market, the consequences of which are decline in customer numbers and tariff erosion.

•                  Business Services Business Unit: characterized by falling voice revenues and growth in SI/IT revenues.

•                  There is intense competition in the telecommunications market in Macedonia and Montenegro, which has negative effect on the revenues.

•                  The Board of Directors proposes HUF 74 dividend per share after 2009 earnings for approval to the Annual General Meeting; based on the proposal, May 7th, 2010 shall be the first day of dividend disbursement.

Key data of the report of the Supervisory Board:

According to its report the Supervisory Board recommends to the General Meeting to:

•                  approve the Y2009 Consolidated Financial Statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with the Balance Sheet Total Assets and Profit after tax as proposed by the Board of Directors and the Audit Committee,

•                  approve the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income as proposed by the Board of Directors and the Audit Committee,

•                  accept the proposal of the Board of Directors on the dividend payment,

•                  approve the Corporate Governance Report for 2009.

3. Summary to Agenda Item 3 (Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor)

According to Section 302. § e) of the Act on Business Associations (hereinafter: Gt.) and Section 6.2. (i) of the Articles of Association it is the exclusive competence of the General Meeting to approve the financial statements of the Company prepared according to the Accounting Act.

Resolution proposal:

The General Meeting approves the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.

4. Summary to Agenda Item 4 (Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor)

According to Section 302. § e) of the Gt. and 6.2. (i) of the Articles of Association it is the exclusive competence of the General Meeting to approve the report of the Company prepared according to the Accounting Act.

Resolution proposal:

The General Meeting approves the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.

5. Summary to Agenda Item 5 (Proposal of the Board of Directors for the use of the profit after tax earned in 2009; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2009)

According to Section 220. (3) of the Gt. and 6.2. (i) of the Articles it is the exclusive competence of the General Meeting to decide on the use of the profit after tax.

Resolution proposal:

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2009.

The HUF 77,051,686,148 to be disbursed as dividends shall be paid from the after-tax profits of HUF 74,227,074,181 based on HAR figures and the remaining amount of HUF 2,824,611,967 shall be paid from retained earnings.

May 7th, 2010 shall be the first day of dividend disbursement. The record date shall be April 30th, 2010.

On April 21st, 2010, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

6. Summary to Agenda Item 6 (Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares)

The Board of Directors proposes to the General Meeting giving the authorization for purchasing treasury shares.

Resolution proposal:

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to be able to supplement Magyar Telekom’s current shareholder remuneration policy to be more in line with international practice. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

7. Summary to Agenda Item 7 (Decision on the approval of the Corporate Governance and Management Report)

According to Section 312 of the Gt. if the shares of the Company are listed in the Budapest Stock Exchange the Board of Directors, together with the report prepared according to the Accounting Act, shall submit the corporate governance report to the General Meeting.

(Extract: the Corporate Governance and Management Report contains among others: (i) brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board and the executive management, (ii) introduction of the members of the Board of Directors, the Supervisory Board and the executive management, description of the structure of committees, (iii) number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, (iv) presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, (v) report on the operation of different committees, (vi) presentation of the system of internal controls and the evaluation of the activity in the relevant period, report on the efficiency and effectiveness of risk management procedures, (vii) information on whether the auditor has carried out any activities not related to auditing, (viii) synoptic presentation of the company’s disclosure policy, and its policy on trading by insiders, (ix) synoptic demonstration of the methods of exercising shareholders’ rights, (x) brief presentation of the rules on the conducting of the General Meeting, (xi) remuneration statement and, (xii) declaration of the Company on compliance with the Corporate Governance Recommendations.)

Resolution proposal:

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2009 of the Company.

8. Summary to Agenda Item 8 (Decision on granting relief from liability to the members of the Board of Directors)

According to Section 6.2. (r) of the Articles it is the exclusive competence of the General Meeting to decide on the grant of relief.

Resolution proposal:

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2009 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2009 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

9. Summary to Agenda Item 9 (Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1.: The Board of Directors (l); 8.2. Members of the Supervisory Board (8.2.1.); and 15.5. Miscellaneous)

According to Section 231 (2) of the Companies Act and 6.2 (a) of the Articles of the Association it is the exclusive competence of the General Meeting to decide on the amendment of the Articles of Association.

Resolution proposals:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 1.8.4. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 1.8.5. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 2.4. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 5.1. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.2. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.3. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.6. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.8 of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.9. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.11. of the Articles of Association according to the submission.

The General Meeting approves the amendment of 6.12. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.14. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.18. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.19.1. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 7.2. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 7.4.1.(l) of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.2.1. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 15.5. of the Articles of Association according to the submission.

10. Summary to Agenda Item 10 (Decision on the modification of the Rules of Procedure of the Supervisory Board)

The Supervisory Board establishes its own Rules of Procedure that is approved by the General Meeting. (Amended Sections on the basis of the modification of Gt.: 5.4. and 5.5.)

Resolution proposal:

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

11. Summary to Agenda Item 11 (Election of Members of the Board of Directors and determination of their remuneration)

The General Meeting shall elect a new Board of Directors, as the mandate of Magyar Telekom Plc.’s Board of Directors terminates on the day of the AGM, April 7, 2010 in accordance with Sections 7.2. and 7.3. of the Articles of Association.

Resolution proposals:

The General Meeting elects dr. Ferri Abolhassan to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. István Földesi to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Dietmar Frings to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Guido Kerkhoff to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Thilo Kusch to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Klaus Nitschke to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Frank Odzuck to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Ralph Rentschler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Steffen Roehn to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting determines the remuneration of the members of the Board Directors as follows:

Chairman of the Board Directors:	HUF 546,000 /month
Members of the Board Directors:	HUF 364,000 /month

12. Summary to Agenda Item 12 (Election of Members of the Supervisory Board and determination of their remuneration)

The General Meeting shall elect a new Supervisory Board, as the mandate of Magyar Telekom Plc.’s Supervisory Board members terminates on the day of the AGM, April 7, 2010 in accordance with Sections 8.2.1. and 8.2.5. of the Articles of Association.

Resolution proposals:

The General Meeting elects dr. János Bitó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Attila Bujdosó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. János Illéssy to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Sándor Kerekes to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Konrad Kreuzer to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Tamás Lichnovszky to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. László Pap to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Károly Salamon to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mrs. Zsoltné Varga to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. György Varju to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting determines the remuneration of the members of the Supervisory Board as follows:

Chairman of the Supervisory Board:	HUF 448,000 /month
Members of the Supervisory Board:	HUF 294,000 /month

13. Summary to Agenda Item 13 (Election of Members of the Audit Committee and determination of their remuneration)

The General Meeting shall elect a new Audit Committee, as the mandate of Magyar Telekom Plc.’s Audit Committee members terminates on the day of the AGM, April 7, 2010 in accordance with Sections 8.2.1. and 8.7.1. of the Articles of Association.

Resolution proposals:

The General Meeting elects dr. János Bitó to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. János Illéssy to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Sándor Kerekes to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. László Pap to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Károly Salamon to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting determines the remuneration of the members of the Audit Committee as follows:

Chairman of the Audit Committee:	HUF 440,000 /month
Members of the Audit Committee:	HUF 220,000 /month

14. Summary to Agenda Item 14 (Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.)

With respect to the election of the Company’s independent external Auditor and determination of its remuneration, the designation of the Auditor who will be personally responsible for the audit of the Company and the designation of the deputy auditor, the Audit Committee proposes to pass the following resolution.

Resolution proposals:

The General Meeting elects as auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2010, i.e. for the period ending May 31st 2011 or if the Annual General Meeting closing the 2010 fiscal year will be held prior to May 31st 2011 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor.

The General Meeting approves HUF 89,700,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Summary of the shares and voting rights existing at the time of convening the Annual General Meeting:

Magyar Telekom “A” series ordinary shares: 1,042,742,543

Voting rights: 1,042,742,543 (including 1,503,541 non voting treasury shares)

Magyar Telekom Plc.

Magyar Telekom Telecommunications Public Limited Company

Submissions and resolution proposals

to the General Meeting of Magyar Telekom Plc.

Subject:	Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court

Budapest, April 7, 2010

The decree of the Metropolitan Court No. 11.G.40794/2008/16 declared on May 13, 2009, that rendered ineffective the resolutions No. 2-22/2008 (IV.25.) of the Annual General Meeting held on April 25, 2008 is not binding and enforceable, at the time of adopting the submission by the Board of Directors, because there is an ongoing legal remedy procedure in connection with the excuse submitted as a result of the rejection of the belated appeal.

The rendered ineffective resolutions are valid and effective till the date of the decree is becoming binding and enforceable. However, from the date of becoming binding and enforceable further rights are not attached anymore to these resolutions.

A.) In the light of the above facts, the General Meeting has to make resolutions repeatedly concerning the following agenda items of the Annual General Meeting of April 25, 2008 (“AGM Y2008”). (The numbering hereby is in line with the agenda of AGM Y2008.)

1.               Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2007 according to the requirements of the Accounting Act (Resolution No. 4/2008 (IV.25.)

3.               Decision on the approval of the 2007 financial statements of the Company, the company governance and management report and on the relief from liability of the members of the Board of Directors (Resolution No. 5-7/2008 (IV.25.)

4.               Proposal of the Board of Directors for the use of the profit after tax earned in 2007 (Resolution No. 8/2008 (IV.25.)

5.               Modification of the Articles of Association of Magyar Telekom Plc. (Resolution No. 9-17/2008 (IV.25.)

6.               Modification of the Rules of Procedure of the Supervisory Board (Resolution No. 18/2008 (IV.25.)

7.               Election of Members of the Board of Directors (Resolution No. 19-20/2008 (IV.25.)

8.               Election of Member of the Supervisory Board (Resolution No. 21/2008 (IV.25.)

10.         Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor (Resolution No. 22/2008 (IV.25.)

B.) No remedial action has to be made concerning the following resolutions due to the following reasons:

Resolution No. 1/2008 (IV.25.): No remedial action is necessary (technical resolution, the court did not render it ineffective).

Resolution No. 2/2008 (IV.25.): No remedial action is necessary (technical resolution: election of minute keeper and authenticator).

2

Resolution No. 3/2008 (IV.25.): No remedial action is necessary (technical resolution, approval of the agenda).

C.) No resolution was made under agenda item No. 2. (“Report of the Board of Directors on the business operations of the Company in 2007, presentation of the report of the Supervisory Board and the Auditor”), No. 9. (“Election of a Member of the Audit Committee”) and No. 11. (“Miscellaneous”) at the AGM Y2008.

3

General information to Shareholders regarding the resolutions adopted by the April 25, 2008 Annual General Meeting.

As the Company earlier disclosed two minority shareholders filed a lawsuit against Magyar Telekom Nyrt. on May 23, 2008, requesting the Court to render ineffective the resolution adopted at the April 25, 2008 Annual General Meeting, including the resolution regarding the payment of dividend. In line with the April 25, 2008 resolution the Company duly paid the dividend to its Shareholders. The Metropolitan Court, acting as Court of Registration, entered the changes adopted by way of the resolutions to the company register.

On May 13, 2009 the first instance court rendered ineffective the resolutions adopted at the April 25, 2008 General Meeting (except for one procedural type of resolution) with reference that the announcement on the General Meeting of the Company was not published in the place of announcement of the Company, i.e. the Magyar Tőkepiac — that was already ceased to be published in a printed format at the date of the publication of the announcement. The law office, representing Magyar Telekom, filed the appeal against the claim after the expiry of the relevant deadline. The Company submitted an excuse with respect to the belatedness of the appeal. The Company submitted an appeal against the court order rejecting the excuse, the consideration of which is still pending before the Supreme Court. With respect to the above, we take the view that the judgment is not yet final and enforceable.

The Company analyzed the evolved legal situation with the involvement of legal advisors and took the view that on the basis of the relevant provisions of law, court decisions and the relevant literature the resolutions were rendered ineffective with ex nunc effect, i.e. they are not effective form the first instance ruling becoming final and binding (from July 7, 2009). In light of the above, if the given resolutions must remain effective and enforceable in the future, they have to be adopted again. Certain resolutions will not have a legal effect in the future, however, the actions taken on the basis of these resolutions have to be confirmed and approved so that the Company excludes or minimizes the possibility of any further legal disputes.

4

Submission and resolution proposal for the repeated adoption of the resolution no. 4/2008 (IV.25.) rendered ineffective:

According to Section 302. § e) of the Act on Business Associations (hereinafter: Gt.) and Section 6.2. (i) of the Articles of Association it is the exclusive competence of the General Meeting to approve the financial statements of the Company prepared according to the Accounting Act.

Resolution proposal:

The General Meeting repeatedly approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, with a Balance Sheet Total of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

Annex:

•                              Consolidated annual financial statements for the year ending on December 31, 2007 — prepared according to the International Financial Reporting Standards (IFRS)

•                              Report of the Supervisory Board of Magyar Telekom Nyrt. for the General Meeting of the Company on the Y2007 operation of the Company and the Group

•                              Independent auditor’s report

5

Submission and resolution proposal for the repeated adoption of the resolution no. 5/2008 (IV.25.) rendered ineffective:

According to Section 302. § e) of the Gt. and 6.2. (i) of the Articles of Association it is the exclusive competence of the General Meeting to approve the report of the Company prepared according to the Accounting Act.

Resolution proposal:

The General Meeting repeatedly approves the 2007 Annual Financial Statements of the Company prepared according to the Hungarian Accounting Regulations (HAR), with a Balance Sheet Total of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.

Annex:

•                              Y2007 Annual Financial Statements of the Company prepared according to the Hungarian Accounting Regulations (HAR)

•                              Report of the Supervisory Board of Magyar Telekom Nyrt. for the General Meeting of the Company on the Y2007 operation of the Company and the Group

•                              Independent auditor’s report

6

Submission and resolution proposal for the repeated adoption of the resolution no. 6/2008 (IV.25.) rendered ineffective:

According to Section 312. § of the Gt. if the shares of the Company are listed in the Budapest Stock Exchange the Board of Directors, together with the report prepared according to the Accounting Act, shall submit the corporate governance report to the General Meeting. In the report the Board summarizes the responsible corporate governance activities in the given year and presents the deviations from the recommendations of the Corporate Governance Recommendations of the Budapest Stock Exchange.

According to the above referred Section of the Gt. and 6.2. (i) of the Articles of Association it is the exclusive competence of the General Meeting to approve the report.

According to Section 312. § of the Gt. the Supervisory Board preliminarily approved the Corporate Governance and Management Report of the Company on 2007 with resolution no. 1/7 (2008.03.26.).

Resolution proposal:

The General Meeting has reviewed and repeatedly approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.

Annex:

•                              Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007

•                              Resolution no. 1/7 (2008.03.26.) on the preliminary approval of the Supervisory Board

7

Submission and resolution proposal for the repeated adoption of the resolution no. 7/2008 (IV.25.) rendered ineffective:

According to Section 30. of the Gt. the Articles of the Company provides for the relief that can be granted to the senior managers. Through granting the relief the supreme body certifies that the senior managers worked in the assessed period with giving priority to the interest of the business association.

According to Section 6.2. (r) of the Articles it is the exclusive competence of the General Meeting to evaluate the work of Board members in the previous year and to decide on the grant of relief.

Resolution proposal:

The General Meeting, having evaluated the work of the Board members of the Company, repeatedly decides on granting the relief from liability for the Board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of Act IV. of 2006 on Business Associations. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

8

Submission and resolution proposal for the repeated adoption of the resolution no. 8/2008 (IV.25.) rendered ineffective:

According to Section 220. § (3) of the Gt. and 6.2. (i) of the Articles it is the exclusive competence of the General Meeting to decide on the use of the profit after tax.

Resolution proposal:

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The General Meeting confirms and approves that according to the assignment given by the Company the commencement of dividend payment by KELER Zrt. as of May 27, 2008 and the usage of HUF 35,633,509,239 from the net income according to HAR and HUF 41,418,404,237 from the profit reserve by the Company to pay the total sum of HUF 77,051,913,476 for dividends.

The General Meeting acknowledges that on May 5, 2008 the Board of Directors of Magyar Telekom Plc. published a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

Annex:

•                              Resolution no. 2/5 (2008.04.09.) on the preliminary approval of the Supervisory Board

•                              Opinion of the independent auditor

9

Submission and resolution proposal for the repeated adoption of the resolution no. 9-17/2008 (IV.25.) rendered ineffective:

According to Section 231. § (2) (a) of the Gt. and Section 6.2. (a) of the Articles of Association it is the exclusive competence of the General Meeting to decide on the amendment of the Articles of Association.

The Board of Directors proposes the amendment of the Articles of Association due to the below reasons, that are fundamentally identical with the reasons of the amendment of the Articles of Association submitted to the April 25, 2008 General Meeting:

1. Due to the change of the location of the sites of the Company some sites have to be deleted whereas others have to be included into Section 1.4. of the Articles.

2. The Statistical Classification of Economic Activities (Hungarian abbreviation: TEÁOR) was amended from January 1, 2008. Some of the new TEÁOR classification categories correspond to the former classification system and can be automatically reclassified without formal legal measures. In other cases the individual companies must make the relevant decisions and request the incorporation of the changes from the Company Court at the date when they first amend their registered company data but at the latest by July 1, 2008 (Section 1.6. of the Articles). Due to the fact that according to the new classification system the main activity of the Company registered in the company registry before April 25, 2008 is broken down to further sub-categories it is necessary to specify the main activity in accordance with the new classification also. Depending on the decision of the General Meeting the current main activity — „Telecommunications” (6420’03) - can be replaced by the below classes of the new classification system: Wired telecommunications activities (6110’08), Wireless telecommunications activities (6120’08), Satellite telecommunications activities (6130’08), Other telecommunications activities (61.90’08) or Television programming and broadcasting activities (6020’08). All the above listed activities will be inserted in the list of activities and one of them must be specified as the main activity. The Board of Directors of the Company discussed the issue at its March 18, 2008 meeting and proposed that the main activity of the Company should be Wired telecommunications activities (6110’08).

3. Section 1.8. of the Articles sets out the legal succession procedures due to earlier transformations of the Company. In order to complete the descriptions it is necessary to include the date of the merger of the merging companies in the text.

4. Based on the position of the Budapest Stock Exchange, Section 4.5. of the Articles has to be specified and this requirement is met by the Company with the below amendment of the text.

5. The expression „management report” in Section 5.1., 6.2. (i), 7.4.1 (b) and 8.3. of the Articles has to be replaced by the expression contained in the Company Act and the Budapest Stock Exchange Recommendations : „company governance and management report”.

6. Section 7.6. of the Articles sets out the rules of keeping the minutes of Board meetings. Due to the fact that the operation of the Board is regulated by a detailed and public Rules of Procedure it is sufficient to refer to the Rules of Procedure in the Articles without specifying the detailed rules of minute keeping.

10

7. Section 8.4.5. of the Articles is amended for the reasons as described above concerning the Supervisory Board.

8. The Rules of Procedure of the Audit Committee was amended on February 15, 2008 and the respective provisions of the Articles (Section 8.7.) have to be harmonized with the new Rules of Procedure of the Audit Committee.

9. The national periodical that was referred to as the place of disclosure of the Company, named „Magyar Tőkepiac”, was last published in printed format before the April 25, 2008 Annual General Meeting on February 15, 2008 therefore the respective part of the Articles (Section 15.2.) has to be deleted. The Company, in order to exclude or minimalize the risks of legal disputes due to legal uncertainties, published the announcement on the convocation of the General Meeting in the newly published copy of Magyar Tőkepiac. However, the future publication of the invitation to the General Meeting in the occasionally published Magyar Tőkepiac would expectedly not contribute at all to the notification of the shareholders on the convocation of the General Meeting or its agenda, therefore the occasional publication of the invitation in Magyar Tőkepiac would incur unnecessary costs at the Company. The deletion is further justified by the fact that the necessity of publication in the printed media is not contained in the Gt.

Due to the above and the fact that the Company amended Section 1.4 of the Articles of Association at its Annual General Meeting of April 2, 2009 and the Company amended Sections 1.4., 1.8., 15.2. of the Articles of Association at the June 29, 2009 Extraordinary General Meeting, the Board of Directors proposes that the General Meeting establishes the below specified sections of the Articles of the Company as follows.

1)

1.4. Sites and Branch Offices of the Company

(a) Sites of the Company:

1117 Budapest, Gábor Dénes u. 2.

1013 Budapest, Krisztina krt. 32.

1107 Budapest, Bihari u.6.

1117 Budapest, Magyar tudósok krt.9.

1073 Budapest, Dob u. 76-78.

1051 Budapest, Petőfi Sándor u. 17-19.

1117 Budapest, Kaposvár u. 5-7

1117 Budapest, Budafoki u. 103-107

1107 Budapest, Száva u. 3-5.

1089 Budapest, Baross u. 133.

1133 Budapest, Kórház u. 6-12.

1152 Budapest, Szilaspark u. 10.

1182 Budapest, Üllői út 661.

1148 Budapest, Örs vezér tere 48.

1033 Budapest, Vöröskereszt u. 11.

(b) Branch Offices of the Company:

4026 Debrecen, Bethlen u. 1.

3525 Miskolc Régiposta u. 9.

9400 Sopron, Széchenyi tér 7-10.

7601 Pécs, Rákóczi út 19.

8174 Balatonkenese, Parti sétány 51.

6722 Szeged, Tisza Lajos krt. 41.

11

5600 Békéscsaba, Andrássy u. 44.

5600 Békéscsaba, Andrássy u. 51.

6721 Szeged, Csongrádi sgt. 12.

6723 Szeged, Etelka sor 1.

2030 Érd, Bajcsy Zsilinszky u. 158.

2500 Esztergom, Aradi vértanúk tere 2.

2)

1.6. The Scope of Activities of the Company

1.6.1. Main activity:

61.10 ‘08	Wired telecommunications activities

1.6.2. Other activities:

18.13 ‘08	Pre-press and pre-media services
18.14 ‘08	Binding and related services
18.20 ‘08	Reproduction of recorded media
26.30 ‘08	Manufacture of communication equipment
33.20 ‘08	Installation of industrial machinery and equipment
35.11 ‘08	Production of electricity
35.30 ‘08	Steam and air conditioning supply
41.10 ‘08	Development of building projects
41.20 ‘08	Construction of residential and non-residential buildings
42.21 ‘08	Construction of utility projects for fluids
42.22 ‘08	Construction of utility projects for electricity and telecommunications
42.99 ‘08	Construction of other civil engineering projects n.e.c.
43.11 ‘08	Demolition
43.12 ‘08	Site preparation
43.21 ‘08	Electrical installation
43.22 ‘08	Plumbing, heat and air-conditioning installation
43.29 ‘08	Other construction installation
43.99 ‘08	Other specialised construction activities n.e.c.
45.11 ‘08	Sale of cars and light motor vehicles
45.19 ‘08	Sale of other motor vehicles
46.14 ‘08	Agents involved in the sale of machinery, industrial equipment, ships and aircraft
46.43 ‘08	Wholesale of electrical household appliances
46.49 ‘08	Wholesale of other household goods
46.52 ‘08	Wholesale of electronic and telecommunications equipment and parts
46.69 ‘08	Wholesale of other machinery and equipment
46.90 ‘08	Non-specialised wholesale trade
47.19 ‘08	Other retail sale in non-specialised stores
47.41 ‘08	Retail sale of computers, peripheral units and software in specialised stores
47.42 ‘08	Retail sale of telecommunications equipment in specialised stores
47.43 ‘08	Retail sale of audio and video equipment in specialised stores
47.54 ‘08	Retail sale of electrical household appliances in specialised stores
47.59 ‘08	Retail sale of furniture, lighting equipment and other household articles in specialised stores
47.61 ‘08	Retail sale of books in specialised stores
47.62 ‘08	Retail sale of newspapers and stationery in specialised stores
47.63 ‘08	Retail sale of music and video recordings in specialised stores
47.65 ‘08	Retail sale of games and toys in specialised stores
47.78 ‘08	Other retail sale of new goods in specialised stores

12

47.91 ‘08	Retail sale via mail order houses or via Internet
47.99 ‘08	Other retail sale not in stores, stalls or markets
52.10 ‘08	Warehousing and storage
55.10 ‘08	Hotels and similar accommodation
55.20 ‘08	Holiday and other short-stay accommodation
55.90 ‘08	Other accommodation
56.10 ‘08	Restaurants and mobile food service activities
56.21 ‘08	Event catering activities
56.29 ‘08	Other food service activities
58.11 ‘08	Book publishing
58.12 ‘08	Publishing of directories and mailing lists
58.13 ‘08	Publishing of newspapers
58.14 ‘08	Publishing of journals and periodicals
58.19 ‘08	Other publishing activities
58.21 ‘08	Publishing of computer games
58.29 ‘08	Other software publishing
59.20 ‘08	Sound recording and music publishing activities
60.10 ‘08	Radio broadcasting
60.20 ‘08	Television programming and broadcasting activities
61.20 ‘08	Wireless telecommunications activities
61.30 ‘08	Satellite telecommunications activities
61.90 ‘08	Other telecommunications activities
62.01 ‘08	Computer programming activities
62.02 ‘08	Computer consultancy activities
62.03 ‘08	Computer facilities management activities
62.09 ‘08	Other information technology and computer service activities
63.11 ‘08	Data processing, hosting and related activities
63.12 ‘08	Web portals
63.99 ‘08	Other information service activities n.e.c.
64.20 ‘08	Activities of holding companies
68.20 ‘08	Renting and operating of own or leased real estate
68.31 ‘08	Real estate agencies
68.32 ‘08	Management of real estate on a fee or contract basis
69.20 ‘08	Accounting, bookkeeping and auditing activities; tax consultancy
70.21 ‘08	Public relations and communication activities
70.22 ‘08	Business and other management consultancy activities
71.11 ‘08	Architectural activities
71.12 ‘08	Engineering activities and related technical consultancy
71.20 ‘08	Technical testing and analysis
72.19 ‘08	Other research and experimental development on natural sciences and engineering
72.20 ‘08	Research and experimental development on social sciences and humanities
73.11 ‘08	Advertising agencies
73.12 ‘08	Media representation
74.30 ‘08	Translation and interpretation activities
74.90 ‘08	Other professional, scientific and technical activities n.e.c.
77.11 ‘08	Renting and leasing of cars and light motor vehicles
77.12 ‘08	Renting and leasing of trucks
77.21 ‘08	Renting and leasing of recreational and sports goods
77.22 ‘08	Renting of video tapes and disks
77.29 ‘08	Renting and leasing of other personal and household goods
77.33 ‘08	Renting and leasing of office machinery and equipment (including computers)
77.39 ‘08	Renting and leasing of other machinery, equipment and tangible goods n.e.c.
79.11 ‘08	Travel agency activities
79.12 ‘08	Tour operator activities
79.90 ‘08	Other reservation service and related activities
80.20 ‘08	Security systems service activities

13

81.10 ‘08	Combined facilities support activities
82.11 ‘08	Combined office administrative service activities
82.19 ‘08	Photocopying, document preparation and other specialised office support activities
82.20 ‘08	Activities of call centres
82.30 ‘08	Organisation of conventions and trade shows
82.91 ‘08	Activities of collection agencies and credit bureaus
82.99 ‘08	Other business support service activities n.e.c.
85.32 ‘08	Technical and vocational secondary education
85.51 ‘08	Sports and recreation education
85.59 ‘08	Other education n.e.c.
85.60 ‘08	Educational support activities
95.11 ‘08	Repair of computers and peripheral equipment
95.12 ‘08	Repair of communication equipment

3)

1.8 Legal Succession

1.8.1. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of T-Mobile Hungary Telecommunications Company Limited by Shares (1117 Budapest, Kaposvár u. 5-7.; Corporate Registry No.: 01-10-042361) that was merged into the Company on February 28, 2006.

1.8.2. Magyar Telekom Telecommunications Public Limited Company is the general legal successor in respect of the demerged corporate assets of T-Online Hungary Internet Service Provider Private Company Limited (registered seat: 1117 Budapest, Neumann J. u 1/b.; Corporate Registry No.: 01-10-044389) that was merged into the Company on September 30, 2007.

1.8.3. Magyar Telekom Public Limited Company is the general legal successor of EMITEL Telecommunications Company Limited (registered seat: 6722 Szeged, Tisza Lajos krt. 41., Corporate Registry No.: 06-10-000154) that was merged into the Company on September 30, 2007.

1.8.4. Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság shall be the general legal successor of T-Kábel Magyarország Kábeltelevíziós Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., Cg. 01-09-674638).

1.8.5. Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság shall be the general legal successor of Dél-Vonal Informatikai Fejlesztő és Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., Cg. 01-09-908030).

4)

4.5. Payment of Dividends

If the Annual General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner and the statutory required data of which are available for the payment of dividends. The record date of identification of beneficial owner shall not be earlier than the fifth stock market trade day subsequent to the date of the General Meeting.

The Company pays the dividends to the shareholders from the date specified by the relevant resolution of the GM via wire transfer. The dividend payment period commences at the date specified by the resolution of the GM that decides on the approval of the report according to the Accounting Act and the use of the profit after tax, however, at least 10 working days must lapse between the first publication of the GM resolution regarding the commencement date of the dividend payment and the first day of paying the dividends.

Shareholders may claim dividends during the lapse period specified in the Civil Code (5 years). After that time their claim for dividends will lapse. Dividends not claimed by the shareholders shall be added to the capital reserve of the Company.

14

An interim dividend may be disbursed between the approval of two consecutive reports under the Accounting Act, if

•                  on the basis of the interim balance it can be stated that the Company possesses sufficient coverage to pay the interim dividend and that the sum to be paid does not exceed the profit generated since closing the books according to the last business year’s annual report under the Accounting Act plus the unused profit reserve, and subsequent to the said outpayment the own capital of the share company — adjusted according to the Accounting Act— must not fall under the registered capital, and

•                  Shareholders undertake to return the interim dividend if later, according to the report under the Accounting Act - and pursuant to Section 223 (1) of the Act on Business Associations — the law would not allow the outpayment of such dividend.

No dividend shall be paid the Company for its own shares, at specifying the amount due to the shareholders entitled to dividends the Company does not take the dividend of own shares into account.

5)

5.1. Mandatory Dissemination of Information

In accordance with the rules of these Articles governing the publication of notices the report prepared according to the Accounting Act, the summaries of the Board and Supervisory Board reports, the summary of the submissions regarding the agenda items, the resolution proposals and the extract of the company governance and management report shall be published at least 15 days prior to the date of the GM.

6.2. (i) to approve the report pursuant to the Act on Accounting, including the company governance and management report and to decide on the utilisation of after-tax earnings;

7.4.1 (b) cause a report including the balance sheet and the profit and loss statement of the Company to be prepared pursuant to the Act on Accounting together with the responsible company governance and management report and submit such reports to the General Meeting with a proposal on the utilisation of after-tax earnings;

8.3. Duties

The Supervisory Board shall examine every material report of business policy that is on the agenda of the General Meeting and every submission on issues within the exclusive sphere of authority of the General Meeting. The General Meeting may pass a resolution on a report pursuant to the Accounting Act and the use of the profit after income tax only upon receipt of the written report of the SB. The proposal of the Board of Directors on the payment of dividend and on the company governance and management report can only be submitted to the GM upon the receipt of the prior approval of the SB. The Chairman (Deputy Chairman), in his absence, a member of the Supervisory Board presents the report of the Supervisory Board during the discussion of the given agenda item.

6)

7.6. Minutes

(a) Minutes shall be kept of each meeting of the Board of Directors, in accordance with the provisions of the Rules of Procedure of the Board of Directors.

(b) The minutes shall be signed by the Chairman of the meeting of the Board of Directors as well as the keeper of the minutes. The minutes shall be certified by another participating Director. The minutes of each meeting shall be distributed to the members of the Board of Directors and the Chairman of the Supervisory Board irrespective of whether or not they attended the meeting.

7)

8.4.5. Minutes shall be kept of each meeting of the Supervisory Board, in accordance with the provisions of the Rules of Procedure of the Supervisory Board.

15

8)

8.7. Audit Committee

8.7.1.                    The General Meeting elects a 3-5 member Audit Committee (AC) from the independent members of the Supervisory Board (SB) for the same period as the membership of the relevant members in the SB. The Audit Committee shall act independently within its scope of authorities provided in the Companies Act and these Articles and in compliance with the rules and regulations of the Budapest Stock Exchange and the New York Stock Exchange (NYSE) and the US Securities and Exchange Commission (SEC) as well as the provisions and rules of the US Securities Exchange Act of 1934 (the “Exchange Act”).

8.7.2.                    The purpose of the Audit Committee is, inter alia, to oversee (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, as set forth in detail in Section 8.7.5 below, (3) the qualifications and independence of the Company’s independent external auditor (the “Auditor”) and (4) the performance of the Company’s internal audit function and independent auditors.

8.7.3.                    Only such SB member can be elected to be an AC member who complies with the independency rules and regulations of the SEC and the NYSE, the Companies Act, the Exchange Act and the Act CXX of 2001 on the Capital Market. At least one member must comply with the SEC requirements on being a financial expert and at least one Audit Committee member must have a qualification in accountancy and/or be a qualified auditor. The Chairman and the financial expert of the Audit Committee is elected by the members of the Audit Committee.

8.7.4.                    If the number of the AC members falls below three the Board shall convene the GM to restore the proper operation of the body. The Audit Committee shall establish its own Rules of Procedure and its Pre-approval Policy. The Audit Committee’s secretarial tasks shall be performed by its own Secretariat. The Audit Committee shall inform the Supervisory Board about its activity periodically in accordance with its Rules of Procedure.

8.7.5.                    The Audit Committee shall, in particular, in addition to the scope of competence set forth in Section 311 (2) of the Companies Act:

•                  Be directly responsible for the oversight of the work of the Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•                  Make recommendations directly to the General Meeting of shareholders with respect to the appointment, compensation and recall of the Auditor;

•                  Pre-approve the audit and non-audit related services provided by the Auditor to the Company and the related fees, with the exception of fees within the exclusive scope of authority of the General Meeting, to ensure that the Auditor’s independence from the Company is maintained;

•                  Monitor the reasonableness of audit fees and quality of work performed by the Auditor (e.g. staffing, experience of auditing personnel, man hours expected, timeliness);

•                  Monitor enforcement of the Auditor’s professional requirements and the Auditor’s compliance with the rules regarding conflict of interest, cooperate with the Auditor and, if necessary, propose measures to be taken by the Supervisory Board, the Board of Directors or the General Meeting regarding the Auditor;

•                  At least annually, and every time before making a proposal with respect to the election of an Auditor, obtain and review a written report from the Auditor describing (a) the internal quality-control procedures of the Auditor’s firm, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the Auditor’s firm, or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditor’s firm, and any steps taken to deal with any such issues, and (c) all relationships between the Auditor, any of the individuals appointed to undertake audit work for the Company or any of its affiliates on behalf of the Auditor or any of the partners in the Auditor’s firm or any of their close relatives (as defined in the Hungarian Civil Code) and (i) the Company or any of its affiliates, or (ii) any member of the Board of Directors, the Supervisory Board or the Management Committee of the Company or any of its affiliates;

•                  Review with the Auditor any problems or difficulties regarding the Company’s audit, and the response of the Company’s management to any such problems raised by the Auditor;

16

•                  Facilitate the resolution of any disagreement between the Company’s management and the Auditor with respect to financial reporting;

•                  Determine the circumstances in which, and conditions subject to which, employees and former employees of the Auditor may be hired by the Company or its affiliates;

•                  Review and evaluate (a) financial reports prepared according to the Accounting Act and (b) proposals regarding the acceptance of such reports and the use of after-tax profits prior to their submission to the Supervisory Board;

•                  Review and evaluate the financial reports prepared according to International Financial Reporting Standards (“IFRS”) and the Auditor’s audit report, especially in connection with changes to accounting guidelines or practice of the IFRS, accounting adjustments, profitability preconditions, etc.;

•                  Meet with the Auditor and the Company’s management to discuss and comment upon the reports referred to in the previous two points;

•                  Review and evaluate the Management Letter;

•                  Review and evaluate reports to be submitted to the stock exchanges, the SEC and other financial authorities;

•                  Discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•                  Review and evaluate the internal audit environment, the internal control environment influencing the preparation of financial reports and the processes applied during the preparation of financial reports and, if necessary, propose measures to be taken by the Supervisory Board or the Board of Directors regarding the preparation of financial reports;

•                  Review and evaluate the effectiveness of the internal audit function;

•                  Review and evaluate the internal audit workplan;

•                  Review and evaluate the report on the activity of the internal audit function;

•                  Review and evaluate the first priority (A) internal audit reports on financial subjects;

•                  Review, evaluate and, if appropriate, consent to proposals submitted to the Audit Committee by the Board of Directors or the management of the Company in relation to the appointment, compensation and recall of the Group Compliance Director, and oversee the work of the Group Compliance Director in accordance with the scope described in the Group Compliance Manual and the related directives and policies.

•                  Review, discuss and comment upon the Company’s policies with respect to risk assessment and risk management;

•                  Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•                  If necessary, conduct an independent internal investigation into (a) agreements of, and/or payments made by, the Company, (b) matters that relate to the accuracy and reliability of the books and records of the Company, (c) matters and suspects identified by the Auditor, the Group Compliance Director and/or the internal audit function, and/or (d) matters that relate to the potential liability of the Company and/or any of its employees or officers under the US Foreign Corrupt Practices Act, Sections 258/B to 258/F of the Hungarian Criminal Code, the Exchange Act, the US Sarbanes-Oxley Act of 2002, or (e) any similar legislation in any other relevant jurisdiction;

•                  Within the scope of such investigation, (a) inspect, subject to applicable data privacy laws, the books, records, contracts and documents of the Company (including documents in printed and electronic form, including all emails, documents and other data found on the systems and devices of the Company), and (b) interview employees, officers and directors of the Company, or any other third parties, who may have information relevant to the investigation;

•                  If necessary, report, subject to applicable data privacy laws, the facts and circumstances giving rise to, and the findings of, such investigation to the Auditor and to competent law enforcement and regulatory authorities (including, without limitation, the Hungarian Financial Supervisory Authority, the SEC, the US Department of Justice and any other authority to whom reporting is necessary under applicable law or otherwise in the interests of the Company);

•                  Depending on the findings of such investigation (a) forward remedial actions proposed by management, outside counsel and/or the Audit Committee to the Board of Directors, (b) review and evaluate the implementation of such remedial actions, (c) report its findings with respect to the implementation of such remedial actions to competent law enforcement and regulatory authorities and (d) report its findings to the Auditor.

17

8.7.6.                    The Audit Committee may, if it deems necessary for the fulfillment of its duties, engage external advisor(s). Specifically, the Audit Committee may engage outside counsel and other advisors to conduct independent investigations referred to in Section 8.7.5 above, and to represent the Audit Committee before the authorities.

8.7.7.                    The Company shall provide appropriate funding for the following purposes: (a) fees payable to the independent external auditor responsible for preparing and issuing the audit report, performing other audit, review or attest services for the Company, (b) remuneration of external advisors engaged by the Audit Committee and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall determine the fees and costs identified in (b) and (c) above at its own discretion, and shall provide the General Meeting with a recommendation with respect to the fees and costs identified in (a) above and within the exclusive scope of authority of the General Meeting.

9)

15.2. Notices

Notices and advertisements of the Company shall be published on the home page of the Company (www.telekom.hu) and in the official publication space of the Budapest Stock Exchange Closed Limited Company (i.e. home page of the Stock Exchange) and the Official Gazette (“Cégközlöny”) in cases required by applicable law.

Resolution proposals:

1.                          The General Meeting repeatedly approves the amendment of Section 1.4. of the Articles of Association in line with the submission.

2.                          The General Meeting repeatedly approves the amendment of Section 1.6. of the Articles of Association in line with the submission.

3.                          The General Meeting repeatedly approves the amendment of Section 1.8. of the Articles of Association in line with the submission.

4.                          The General Meeting repeatedly approves the amendment of Section 4.5. of the Articles of Association in line with the submission.

5.                          The General Meeting repeatedly approves the amendment of Section 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Association in line with the submission.

6.                          The General Meeting repeatedly approves the amendment of Section 7.6. of the Articles of Association in line with the submission.

7.                          The General Meeting repeatedly approves the amendment of Section 8.4.5. of the Articles of Association in line with the submission.

8.                          The General Meeting repeatedly approves the amendment of Section 8.7. of the Articles of Association in line with the submission.

9.                          The General Meeting repeatedly approves the amendment of Section 15.2. of the Articles of Association in line with the submission.

18

Submission and resolution proposal for the repeated adoption of resolution 18/2008 (IV.25.) rendered ineffective:

According to Section 34 § (4) of the Gt. the Supervisory Board establishes its own Rules of Procedure that is approved by the supreme body of the company.

Certain references to laws were incorporated in the Rules of Procedure of the Supervisory Board based on which the Supervisory Board can carry out its supervisory duties as the Supervisory Board is committed to increase its efficiency and compliance of the Company with the rules of the Stock Exchange. References to the golden share were deleted form the text.

Resolution proposal:

The General Meeting repeatedly approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

Annex:

•                  Restated and amended text of the Rules of Procedure of the Supervisory Board (the changes are marked with backline)

19

Submission and resolution proposal on the confirmation and approval of acting as the member of the Board on the basis of resolution no. 19-20/2008 (IV.25.) rendered ineffective:

Mr. Gregor Stücheli and Mr. Lothar Alexander Harings were elected to the Board of Directors by the General Meeting held on April 25, 2008. Though resolutions 19-20/2008 (IV.25.) regarding their election were rendered ineffective, the Board membership of Mr. Gregor Stücheli and Lothar Alexander Harings was terminated on April 2, 2009 therefore their re-election is not necessary. However, Mr. Gregor Stücheli and Mr. Lothar Alexander Harings acted as the members of the Board between April 25, 2008 and April 2, 2009, therefore the Company must confirm and approve that Mr. Gregor Stücheli and Mr. Lothar Alexander Harings acted as the members of the Board between April 25, 2008 and April 2, 2009.

Resolution proposal:

The General Meeting confirms and approves that Mr. Gregor Stücheli acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

The General Meeting confirms and approves that Mr. Lothar Alexander Harings acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

20

Submission and resolution proposal on the confirmation and approval of acting as the member of the Supervisory Board on the basis of resolution no. 21/2008 (IV.25.) rendered ineffective:

Zsoltné Varga, as an employee representative, was elected to the Supervisory Board (until May 31, 2010) by the General Meeting held on April 25, 2008. Resolution 21/2008 (IV.25.) regarding the election of Zsoltné Varga was rendered ineffective, however, she acted as the member of the Supervisory Board from April 25, 2008 until this day, therefore the Company must confirm and approve that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until this date.

Resolution proposal:

The General Meeting confirms and approves that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until this date.

21

Submission and resolution proposal on the confirmation and approval that the auditor acted as an auditor and its fee for Y2008 on the basis of resolution no. 22/2008 (IV.25.) rendered ineffective:

The April 25, 2008 General Meeting elected PricewaterhouseCoopers Kft (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (Chamber membership number: 006838; Address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva), and in case she is incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) to carry out the audit activities until the general meeting that closes the business year of 2008. Besides, the General Meeting approved HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Due to the fact that the assignment of the auditor was terminated on April 2, 2009 due to having performed the relevant duties it is not necessary to re-elect the auditor. Due to the fact that PricewaterhouseCoopers Kft. and Márta Hegedűsné Szűcs (or if she was incapacitated Margit Gyurikné Sós) as the personally responsible auditor acted as the auditor of the Company until April 2, 2009 with regard to Y2008, in order to exclude or minimalize any further problems regarding the resolution the Company must confirm and approve that PricewaterhouseCoopers Kft. and Márta Hegedűsné Szűcs (or if she was incapacitated Margit Gyurikné Sós) as the personally responsible auditor acted as the auditor of the Company until April 2, 2009 with regard to Y2008 for the above fee.

Resolution proposal:

The General Meeting confirms and approves that PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) acted until April 2, 2009 for year 2008 as the auditor of the Company. The General Meeting confirms and approves that if Márta Hegedűsné Szűcs was incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) acted as the responsible auditor of the Company.

The General Meeting confirms and approves that HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

22

Magyar Telekom Telecommunications Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2007

Prepared in accordance with International Financial Reporting Standards (IFRS)

MAGYAR TELEKOM

F-1

MAGYAR TELEKOM

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2006 as restated (Note 2.1.5)	2007	2007 (unaudited— Note 2.1)
		(In HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	60,207	47,666	276
Trade and other receivables	7	102,390	103,576	600
Other current financial assets	8.1	21,064	63,443	368
Current income tax receivable	9.2	6,735	1,857	11
Inventories	10	10,460	10,652	62
Non current assets held for sale	11	6,825	4,393	25
Total current assets		207,681	231,587	1,342

Non current assets
Property, plant and equipment — net	12	550,900	534,731	3,097
Intangible assets — net	13	331,740	337,227	1,954
Investments in associates and joint ventures	14	5,771	4,936	29
Deferred tax assets	9.4	9,575	1,286	7
Other non current financial assets	8.2	23,786	24,965	145
Other non current assets	15	2,142	846	5
Total non current assets		923,914	903,991	5,237

Total assets		1,131,595	1,135,578	6,579

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	77,756	25,210	146
Other financial liabilities	17	29,903	44,666	259
Trade payables	18	81,392	87,989	509
Current income tax payable	9.2	1,736	2,365	14
Provisions	19	13,004	20,811	121
Other current liabilities	20	110,598	41,977	243
Total current liabilities		314,389	223,018	1,292

Non current liabilities
Financial liabilities to related parties	16	185,432	254,432	1,473
Other financial liabilities	17	20,697	55,038	319
Deferred tax liabilities	9.4	5,647	2,714	16
Provisions	19	3,533	12,886	75
Other non current liabilities	21	8,730	5,797	34
Total non current liabilities		224,039	330,867	1,917

Total liabilities		538,428	553,885	3,209

EQUITY
Shareholders’ equity
Common stock		104,277	104,275	604
Additional paid in capital		27,380	27,379	159
Treasury stock		(1,504)	(1,179)	(7)
Cumulative translation adjustment		(1,474)	(688)	(4)
Revaluation reserve for available for sale financial assets — net of tax		—	118	1
Reserve for equity settled share based transactions		49	49	—
Retained earnings		397,311	385,044	2,231
Total shareholders’ equity		526,039	514,998	2,984
Minority interests		67,128	66,695	386
Total equity		593,167	581,693	3,370

Total liabilities and equity		1,131,595	1,135,578	6,579

These consolidated financial statements were authorized for issue by the Board of Directors on March 18, 2008 and signed on their behalf by:

/s/ Christopher Mattheisen	/s/ Thilo Kusch
Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

F-4

MAGYAR TELEKOM

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2005	2006	2007	2007 (unaudited — Note 2.1)
		(in HUF millions, except per share			(million
		amounts)			USD)

Revenue	22	615,054	671,196	676,661	3,920

Expenses directly related to revenues	23	(145,608)	(183,553)	(181,185)	(1,050)
Employee related expenses	24	(92,783)	(95,253)	(120,176)	(696)
Depreciation and amortization		(114,686)	(122,249)	(115,595)	(670)
Other operating expenses	25	(128,232)	(137,325)	(135,394)	(784)
Operating expenses		(481,309)	(538,380)	(552,350)	(3,200)

Other operating income	26	8,009	3,575	4,001	23
Operating profit		141,754	136,391	128,312	743
Finance expenses	27	(34,497)	(30,102)	(35,186)	(204)
Finance income	28	2,996	4,692	5,217	30
Share of associates’ and joint ventures’ profits	14	330	703	934	5
Profit before income tax		110,583	111,684	99,277	575

Income tax expense	9.1	(21,858)	(24,220)	(26,221)	(152)
Profit for the year		88,725	87,464	73,056	423

Attributable to:
Equity holders of the Company (Net income)		78,415	75,453	60,155	349
Minority interests		10,310	12,011	12,901	75
		88,725	87,464	73,056	423

Earnings per share (EPS) information:

Profit attributable to the equity holders of the Company		78,415	75,453	60,155	349

Weighted average number of common stock outstanding (thousands) used for basic EPS		1,038,803	1,040,321	1,041,070	1,041,070
Average number of dilutive share options (thousands)		417	290	—	—
Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,039,220	1,040,611	1,041,070	1,041,070

Basic earnings per share (HUF and USD)		75.49	72.53	57.78	0.33
Diluted earnings per share (HUF and USD)		75.46	72.51	57.78	0.33

The accompanying notes form an integral part of these consolidated financial statements.

F-5

MAGYAR TELEKOM

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2005 as restated (Note 2.1.5)	2006 as restated (Note 2.1.5)	2007	2007 (unaudited — Note 2.1)
		(in HUF millions)			(million USD)

Cashflows from operating activities

Profit for the year		88,725	87,464	73,056	423

Depreciation and amortization		114,686	122,249	115,595	670
Income tax expense		21,858	24,220	26,221	152
Finance expenses		34,497	30,102	35,186	204
Finance income		(2,996)	(4,692)	(5,217)	(30)
Share of associates’ and joint ventures’ profits		(330)	(703)	(934)	(5)
Change in assets carried as working capital		(9,800)	(2,245)	6,897	40
Change in liabilities carried as working capital		8,212	8,913	25,592	148
Income tax paid		(11,479)	(19,388)	(12,343)	(72)
Dividend received		1,729	157	72	—
Interest and other financial charges paid		(34,235)	(33,480)	(32,528)	(188)
Interest received		2,195	2,002	5,742	33
Other cashflows from operations		(7,802)	(6,797)	(5,999)	(35)
Net cash generated from operating activities		205,260	207,802	231,340	1,340

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(103,587)	(96,790)	(103,097)	(597)
Purchase of subsidiaries and business units	30	(35,927)	(35,327)	(710)	(4)
Cash acquired through business combinations	5	1,866	379	485	3
Cash spun-off through demerger	2.2.2	—	—	(1,173)	(7)
Proceeds from / (payments for) other financial assets — net		(22,121)	(13,495)	(39,491)	(229)
Proceeds from disposal of subsidiaries	5.5	—	115	—	—
Proceeds from disposal of PPE and intangible assets		2,529	6,798	9,105	53
Net cash used in investing activities		(157,240)	(138,320)	(134,881)	(781)

Cashflows from financing activities
Dividends paid to shareholders and minority interest		(84,551)	(77)	(162,558)	(942)
Proceeds from loans and other borrowings		263,329	183,051	283,184	1,641
Repayment of loans and other borrowings		(242,595)	(218,619)	(230,238)	(1,334)
Proceeds from sale of treasury stock		1,969	491	391	2
Net cash used in financing activities		(61,848)	(35,154)	(109,221)	(633)

Exchange gains / (losses) on cash and cash equivalents		1,259	1,569	221	1

Change in cash and cash equivalents		(12,569)	35,897	(12,541)	(73)

Cash and cash equivalents, beginning of year		36,879	24,310	60,207	349
Cash and cash equivalents, end of year	6	24,310	60,207	47,666	276

The accompanying notes form an integral part of these consolidated financial statements.

F-6

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of	Common	Additional paid in	Treasury	Cumulative translation	Revaluation reserve for AFS financial assets	Reserve for equity settled share based	Retained		Minority
	common stock (a)	stock (a)	capital (b)	stock (c)	adjustment (d)	— net of tax (e)	transactions (f)	earnings (g)	Shareholders’ equity	interests (h)	Equity
Balance at December 31, 2004	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	178	390,861	515,834	60,097	575,931

Dividend (i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests (j)									—	(11,913)	(11,913)
Business combinations (k)									—	9,447	9,447
Sale of Telit								495	495		495
Capital injection in TSH								669	669		669
Share options exercised by managers (m)				1,916				196	2,112		2,112
Share options exercised by CEO (m)							(143)		(143)		(143)
Share based payments (Note 24)							84		84		84
Change in reserve for AFS financial assets (e)						149			149	45	194
Cumulative Translation Adjustment					2,606				2,606	2,141	4,747
Profit for the year								78,415	78,415	10,310	88,725
Balance at December 31, 2005	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694

Reduction in capital as a result of merger with T-Mobile H (n)	(43,385)	(4)	(2)					(12)	(18)		(18)
Dividend (i)								(76,122)	(76,122)		(76,122)
Dividend declared to minority interests (j)									—	(43)	(43)
Sale of Cardnet (o)									—	(71)	(71)
MakTel’s purchase of its own shares (p)									—	(14,856)	(14,856)
Result of TSH’s sale of a business unit (l)								205	205		205
Share based payments (Note 24)							36		36		36
Share options exercised by CEO (q)							(106)	(282)	(388)		(388)
Share options exercised by managers (m)				422				87	509		509
Change in reserve for AFS financial assets (e)						(149)			(149)	(45)	(194)
Cumulative Translation Adjustment					(1,054)				(1,054)	5	(1,049)
Profit for the year								75,453	75,453	12,011	87,464
Balance at December 31, 2006	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

The accompanying notes form an integral part of these consolidated financial statements.

F-7

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	Shares of	Common	Additional paid in	Treasury	Cumulative translation	Revaluation reserve for AFS financial assets — net of	Reserve for equity settled share based	Retained		Minority
	common stock (a)	stock (a)	capital (b)	stock (c)	adjustment (d)	tax (e)	transactions (f)	earnings (g)	Shareholders’ equity	interests (h)	Equity
Balance at January 1, 2007	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

Dividend (i)								(72,729)	(72,729)		(72,729)
Dividend declared to minority interests (j)										(13,729)	(13,729)
Elimination of the “B” share (a)	100
Share options exercised by managers (m)				325				66	391		391
Excess related to the acquisition of TSH (r)								3	3	1,540	1,543
TSH demerger (r)								243	243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel (t)	(22,700)	(2)	(1)					(5)	(8)		(8)
Change in reserve for AFS financial assets (e)						118			118	92	210
Cumulative Translation Adjustment					786				786	75	861

Profit for the year								60,155	60,155	12,901	73,056

Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	(688)	118	49	385,044	514,998	66,695	581,693

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2007	1,041,242,074

The accompanying notes form an integral part of these consolidated financial statements.

F-8

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)          The total amount of issued shares of common stock of 1,042,745,615 (each with a nominal value of HUF 100) is fully paid as at December 31, 2007. In addition to these shares, total shareholders’ equity included one Series “B” preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series “B” share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the “B” share and the special rights attached to it, consequently, the “B” share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2007 is 1,042,745,615.

(b)         Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)          Treasury stock represents the cost of the Company’s own shares repurchased.

(d)         Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(e)          Revaluation reserve for available for sale financial assets includes the unrealized gains and losses net of tax on available for sale financial assets. Any realized gains or losses are taken out of this reserve and recognized in the income statement.

(f)            Reserve for equity settled share based transactions includes the compensation expenses accrued in equity related to share settled compensation programs. When equity instruments are issued or treasury shares are utilized as part of the program, the accumulated balance related to the particular program and employees is utilized, and is taken out of the reserve (Note 24).

(g)         Retained earnings include the accumulated and undistributed net income of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2007 amounted to approximately HUF 248,000 million (HUF 294,000 million at December 31, 2006).

(h)         Minority interests represent the minority shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)             In 2007 Magyar Telekom Plc. declared HUF 70 dividend per share (HUF 73 in 2006, HUF 70 in 2005).

(j)             The dividend declared to minority interests in 2005 almost entirely reflects the dividend declared by MakTel, Magyar Telekom’s Macedonian subsidiary, to its minority shareholders. In 2006 MakTel did not declare dividends. The amount of dividend declared in 2006 to minorities includes the amount declared to the minority owners of smaller subsidiaries. The amount of dividend declared in 2007 to minorities includes predominantly the amount declared to the minority owners of Maktel and Crnogorski Telekom (CT).

(k)          The increase in minority interests due to the business combinations in 2005 is the result of the acquisition of CT, in which the Group acquired a 76.53% share of ownership (Note 5.3.1).

(l)             In 2006 TSH sold one of its business units to another member of Deutsche Telekom group. TSH’s gain on the transaction (HUF 418 million) resulted in an increase of TSH’s net assets, the Group’s share of which (HUF 205 million) was recognized directly in retained earnings.

The accompanying notes form an integral part of these consolidated financial statements.

F-9

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes - continued)

(m)       In 2005 Magyar Telekom’s CEO and other managers exercised a portion of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million (HUF -143 million recognized against the Reserve for equity settled share based payments and HUF 196 million recognized in Retained earnings). In 2006 managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 538,835 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 87 million, which was recognized in Retained earnings. In 2007, managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.

(n)         In 2006 Magyar Telekom Plc. merged with T-Mobile Hungary, its 100% subsidiary. During the merger, the owners of 43,385 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Share capital, Additional paid in capital and Retained earnings, and the merged Company was registered with 43,385 less shares.

(o)         In 2006 the Company sold the total of its 72% ownership in Cardnet, which resulted in the reduction of Minority interests (Note 5.5).

(p)         In 2006 MakTel bought 10% of its own shares from the Government of Macedonia during a public tender issued for the sale of the Government shares. As a result of this transaction, Magyar Telekom’s share of ownership increased from 51% to 56.67% resulting in a decrease in the minority interest in MakTel (Note 5.2.5).

(q)         On December 5, 2006, Mr. Elek Straub, the former CEO and Chairman of the Company resigned. As part of the resignation agreement, Mr. Straub exercised 1,181,178 of his share options, of which 487,465 would only have vested on July 1, 2007, which was accelerated. The whole transaction was settled in cash instead of shares as intended by the original agreement. By December 31, 2006 the Company had accumulated HUF 155 million (including HUF 7 million for pre-mature vesting) in a Reserve for equity settled share based transactions, of which HUF 106 million was released. The closing balance of this reserve of HUF 49 million at the end of 2006 and 2007 represents the amount reserved for the 103,530 options (granted in 2000) Mr. Straub still has open (Note 24).

(r)            As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in T-Systems Hungary (TSH) for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in equity (Note 5.1.2).

(s)          As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH (Note 5.1.2). As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in equity.

(t)            In 2007 Magyar Telekom Plc. merged with T-Online Hungary’s access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Share capital, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares.

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 74 per share dividend distribution to be approved by the Annual General Meeting of the Company in April 2008.

The accompanying notes form an integral part of these consolidated financial statements.

F-10

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

1.1 About the Company

Magyar Telekom Plc., (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest and New York stock exchanges, its shares are traded on the Budapest Stock Exchange, while Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares are traded on the New York Stock Exchange.

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

These financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, have the right to require amendments before acceptance. As the owners are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On February 22, 2005, the Extraordinary General Meeting approved the renaming of Magyar Távközlési Rt. (Matáv) to Magyar Telekom Rt. and the rebranding of its products, which was completed by December 2005. As agreed, DTAG supported the renaming and the product rebranding.  The impact of renaming and product rebranding on the consolidated financial statements as of December 31, 2005 included HUF 7,281 million of expenditures accounted for in the operating expenses and a compensation by DTAG of HUF 7,281 million disclosed separately in Note 33

On December 20, 2005, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Rt. and T-Mobile Magyarország Rt. (T-Mobile Hungary), a 100% subsidiary of Magyar Telekom Rt. As the merger occurred between the parent company and its 100% owned subsidiary, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments, other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration on February 28, 2006, from which date the two companies continued as one legal entity, Magyar Telekom Plc.

On June 29, 2007, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name “[origo] Zrt.”. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2007.

F-11

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.2 Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. raised concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiaries that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and have been implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date we have been fined HUF 13 million as a consequence of these delays.

The Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice have been informed of the investigation. The Company is in regular contact with these authorities regarding the investigation and are also responding to inquiries raised by and the investigations being conducted by these authorities under U.S. and Hungarian law. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further document requests have been issued.

F-12

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3 Public service concession and license arrangements

1.3.1 Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority (NCA) is the supreme supervisory body. Magyar Telekom Plc. and its former subsidiary, Emitel have been designated as universal service providers in their former concession areas. (Since Emitel merged legally into Magyar Telekom Plc., Magyar Telekom Plc. — as the legal successor — became the universal service provider in Emitel’s former concession areas as well.)

According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount pricing plans offered to residential subscribers. In practice, Magyar Telekom Plc. has not received compensation since 2004.

The NCA assigned 18 relevant markets in the area of electronic communications in 2004. In 2004 and 2005 Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 markets. These included all retail and wholesale voice markets, the market of wholesale leased line and termination, the market of minimum set of leased lines and the wholesale broadband market. At the end of 2006 the analysis of the 18 relevant markets was started again by the NCA. So far the analysis of 13 of these markets has been completed and 4 more are expected to be finalized in the near future. Magyar Telekom’s SMP status has been confirmed on each analyzed markets and the same obligations have been imposed with minor modifications resulting in more detailed rules applying to service provision.

Currently in Hungary, retail voice tariffs are regulated in two ways. Price cap methodology is applicable for universal services and - based on SMP resolutions on residential and business access markets — there is another formula used for subscription fees. In addition according to the law, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins.

According to the Act on Electronic Communications, designated SMP operators like Magyar Telekom are obliged to prepare reference offers for unbundled local loops and bit-stream access (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP must be approved by the NCA. The price of these services has to be cost based and calculated— according to the NCA resolution about the market of wholesale unbundled access to metallic loops published at the end of 2007 - by Long Run Incremental Costs (“LRIC”) method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree.

The SMPs may refuse the offer for unbundling if there are technical barriers and providing access to the local loop or bit-stream access would endanger the integrity of the SMPs’ network. SMPs are also obliged to prepare reference offers for interconnection (RIO) and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCA, and prices have to be based on Long Run Incremental Costs (LRIC).

According to the Act on Electronic Communications, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their telephone numbers within the same numbering area.

F-13

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3.2 Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, MakTel. MakTel is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (“ECL”), enacted in March 2005. MakTel has a concession contract (under the old Telecommunications Act) to provide services until December 31, 2018. Further, MakTel had been granted the exclusive rights in (a) fixed voice telephony services, leased line services and (b) to construct, lease, own, develop, maintain and operate fixed public telecommunications networks until December 31, 2004. These exclusive rights included local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

During the exclusivity period MakTel was obliged to provide universal services. On December 27, 2007 the Commission of Agency for Electronic Communications (“Agency”) brought decision to publish public tender for the universal provider of electronic communications services in the Republic of Macedonia.

The regulatory framework for the tariff regulation for MakTel is provided in the currently valid Concession Contract. With the enactment of the ECL, the Agency may regulate retail prices of fixed telephony services. MakTel has cost based price obligation for the Regulated wholesale services, fully distributed costs (FDC) methodology until July 2007 and Long Run Incremental Costs methodology (“LRIC”) subsequently. Proposal for interconnection fees with LRIC were submitted by the Company in July 2007, Agency approval is expected in the forthcoming period.

Harmonization of the Concession Contracts with the provisions of the ECL is ongoing. Draft version of the Contract for harmonization of the provisions of the existing Concession Contracts with the provisions of ECL was prepared and agreed between the operators (MakTel, T-Mobile Macedonia and Cosmofon) and the Ministry of Transport and Communications. The above mentioned Contract is waiting approval from the representatives of European Commission in order to be signed.

Under the ECL, MakTel has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. MakTel as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MakTel signed the first RIO based Interconnection Agreement with an alternative fixed network operator. The launch of the competitors’ offers for long-distance, fixed to mobile and international calls started at the end of first quarter of 2007. Number portability was scheduled to be fully implemented by July 1, 2007, however, the implementation of number portability was technically infeasible within the given timeframe. The technical description of interfaces and Central Database (CDB) were issued in March 2007. The agency announced a public tender on April 30, 2007 for the provider of the CDB. The tender was cancelled until further notice. MakTel’s estimation is that number portability will be implemented in the company network in the third quarter of 2008.

1.3.3 Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CT) is the holder of one of the licenses issued for fixed line telecommunications services in Montenegro. The license allows CT to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added, etc. services. A separate license allows CT to provide international telecommunication services. In order not to endanger the launch of its IPTV services, CT applied for and received in 2007 a license to distribute television programs via its network from the Broadcasting Agency, although CT’s fixed license from the Telecommunication Agency already allows this activity to be performed.

F-14

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The telecommunications sector in Montenegro is regulated by the 2000 Law. The 2000 Law established the Telecommunications Agency with broad authority and instituted a licensing regime whereby all telecommunications activity must be licensed by the Telecommunications Agency. Although a Competition Law came into force in 2006, a competition agency has not yet been instituted. A Customer Protection Law adopted in 2007 is in implementation phase as well.

Prices of CT must be approved by the Telecommunications Agency. The rebalancing of prices was successfully implemented on September 1, 2007.

Although the 2000 Law defines universal service, no legislation covering universal service has been enacted to date.

CT has an obligation to enter into interconnection agreements in a transparent and non-discriminatory way with operators requesting access to CT’s network. The 2000 Law requires CT to publish a reference interconnection offer (“RIO”) however CT has the freedom to agree with operators on terms different from those set in the RIO.

There is no obligation for number portability, local loop unbundling, bit stream access or accounting separation in Montenegro yet. Carrier selection has not been implemented by CT as the imposing legislation was issued by the Agency without legal authority to do so.

In 2007 cable television and WiMax based fixed wireless access operations commenced in Montenegro based on licenses distributed during the year. CT successfully launched its “Extra TV” IPTV service.

Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since 1 January, 2008. The agreement is very similar to the agreements signed with Croatia and Macedonia requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU. In the case of Montenegro, the expected amendment of the 2000 Law will achieve most of that goal.

1.3.4 Hungarian Mobile

The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service is a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU’s rights and obligations to also provide service in the 1800 MHz band in Hungary to October 7, 2014. As included in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the issuance of a tender invitation. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that will be effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. T-Mobile HU was obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest, which was completed. We were

F-15

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition which was also completed in December 2006. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile HU is subject to number portability regulation since May 2004.

In January 2005 and October 2006 the NCA designated T-Mobile HU as having significant market power in the mobile voice call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network.

1.3.5 Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia, which has a concession contract (concluded under the old Telecommunications Act) to provide public mobile telephony services and public mobile telecommunication networks until December 31, 2018, which can be renewed for additional 20 years without a tender. According to the concession agreement, T-Mobile MK has the authorization to provide public mobile telephony services and to construct, lease, own, develop, maintain and operate mobile public telecommunications networks throughout the entire territory of the Republic of Macedonia and between locations within Macedonia and places outside of Macedonia. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

After the analysis of the market “Call termination services in public mobile communication networks” the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon were designated with SMP status and several obligations were imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting).

Under the Concession Agreement, T-Mobile MK has the exclusive license to use bandwidth of 25 MHz in the GSM 900 band. T-Mobile MK’s use of these frequencies is subject to terms and conditions set forth in the Concession Agreement.

1.3.6 Montenegrin Mobile

T-Mobile Crna Gora (T-Mobile CG), Magyar Telekom’s subsidiary, is the holder of one of three GSM/UMTS licenses issued in Montenegro. T-Mobile CG was launched on July 1, 2000. It arrived as the second mobile telecommunications operator in Montenegro — four years after the first one. The third mobile operator entered the market in 2007. T-Mobile started 3G operations in 2007.

The telecommunications sector in Montenegro is regulated by the Telecommunications Law that, however, has no specific prescriptions for mobile operators.

T-Mobile CG has to inform the Telecommunications Agency about planned changes in its tariffs, however, the Agency has no right to interfere with the pricing policy of the company.

No obligation for number portability is in force.

F-16

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with §10 of the Hungarian Accounting Law. All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Magyar Telekom, have been adopted for use in the European Union (EU) by the European Commission. Therefore the consolidated financial statements also comply with IFRS as adopted by the EU.

The consolidated financial statements are shown in millions of HUF. For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2007 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 172.61 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2007). These translations are un-audited supplementary information, and are not in compliance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1 Standards, amendments and interpretations effective and adopted by the Group in 2007

• IFRS 7

Financial Instruments: Disclosures, and the complementary Amendment to IAS 1 - Presentation of Financial Statements — Capital Disclosures. IFRS 7 introduced new disclosures relating to financial instruments. The Group included the additional disclosures required by IFRS 7 in the financial statements.

• IFRIC 8

Scope of IFRS 2. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. IFRIC 8 had no impact on the Group’s financial statements.

• IFRIC 9

Reassessment of Embedded Derivatives. IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cashflows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 had no impact on the Group’s financial statements as the Group has an insignificant amount of contracts, which may have separable embedded derivatives in them.

• IFRIC 10

Interim Financial Reporting and Impairment. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. IFRIC 10 has no effect on annual financial statements, therefore, it had no impact on the Group’s present financial statements.

F-17

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.2 Standards, amendments and interpretations effective in 2007 but not relevant for the Group

• IFRIC 7

Applying the Restatement Approach under IAS 29 - Financial Reporting in Hyperinflationary Economies. IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period.

2.1.3 Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

• IFRS 8

Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group will adopt IFRS 8 in 2009, which will result in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers will decide on allocation of resources as of January 1, 2008, which is significantly different from the reportable segments of the Group. From 2008, the Group’s segments are measured at different earnings level, which is not accepted by IAS 14, the current standard on segment reporting. As no comparatives will be available next to 2008, the Group will not early adopt IFRS 8 in 2008.

• IFRS 2

(amended). In January 2008 the IASB published the amended Standard IFRS 2 - Share-based Payment. Main changes and clarifications include references to vesting conditions and cancellations. The changes to IFRS 2 must be applied in periods beginning on or after January 1, 2009. The European Union has not yet endorsed the standard. The Group has no significant share based compensations, therefore, we do not expect the amended standard to have a significant effect on the Group when applied.

• IFRS 3, IAS 27 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the current version of the standards are summarized below:

•

With respect to accounting for non-controlling interest (new term for ‘minority interest’) an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•

In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the net asset acquired.

•	A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•

A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

F-18

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Acquisition related costs will be accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer will have to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it will be recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to current IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

•                  The revised IAS 27 will require an entity to attribute total comprehensive income to the owners of the parent and to the non-controlling interests (previously “minority interests”) even if this results in the non-controlling interests having a deficit balance (the current standard requires the excess losses to be allocated to the owners of the parent in most cases). The revised standard specifies that changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. It also specifies how an entity should measure any gain or loss arising on the loss of control of a subsidiary. At the date when control is lost, any investment retained in the former subsidiary will have to be measured at its fair value.

The amended version of IFRS 3 has to be applied for Business Combinations with effective  dates in annual periods beginning on or after July 1, 2009. Early application is allowed but  restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be  applied in periods beginning on or after July 1, 2009. Early application is allowed. Early  application of any of the two standards requires early application of the other standard,  respectively. The European Union has not yet endorsed these standards (amended). The Group is  currently analyzing the impact the revised standards will have on the financial statements of the Group.

• IAS 23                         Borrowing Costs (Revised March 2007). Under the revised IAS 23 an entity shall capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group will adopt IAS 23 in 2008, but does not expect IAS 23 (revised) to have material impact on Group’s accounting policies as it is already the Group’s accounting policy to capitalize eligible borrowing costs on qualifying assets.

• IFRIC 11               Interpretation to IFRS 2 - Group and Treasury shares transactions. Under IFRS 2 it was not defined exactly how it should be calculated where the employees of a subsidiary received the shares of a parent. IFRIC 11 clarifies that certain types of transactions are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for

F-19

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

share-based payment transactions involving two or more entities within one group. The Group will apply this Interpretation from January 1, 2008. We do not expect IFRIC 11 to have material impact on the Group’s accounts.

• IFRIC 12               Service Concession Agreements. This interpretation applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group will apply this Interpretation from January 1, 2008. We do not expect IFRIC 12 to have material impact on the Group’s accounts.

• IFRIC 13               Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group will apply this Interpretation from January 1, 2009. We do not expect that IFRIC 13 may cause material changes in the Group’s accounting treatments (see Note 19.2).

• IAS 1                               (revised) - Presentation of Financial statements. Revised IAS 1 introduces overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group will apply this Interpretation from January 1, 2009. The Group is currently analyzing the potential changes revised IAS 1 may cause in the presentation of the Group’s financial statements.

2.1.4 Standards, amendments and interpretations that are not yet effective and not relevant for the Group’s operations

• IAS 32                         (amended). In February 2008, the IASB amended IAS 32 with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments. The amendments of IAS 32 are applicable for annual periods beginning on or after January 1, 2009, but are not yet endorsed by the EU. As the Group currently does not have such instruments that would be affected by the amendments, the amendments to the standard are not expected to have any impact on the Group’s financial statements.

• IFRIC 14               Interpretation on IAS 19 - The Limit on Defined Benefit Assets, Minimum Funding Requirements and their Interaction. IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement. This Interpretation is not applicable to the Group as the Group has no funded defined post-retirement benefit schemes.

2.1.5 Changes in disclosures

(a)           Cash and cash equivalents

In the 2007 financial statements of Magyar Telekom, the bank balances with original maturities over 3 months have been reclassified and now are shown as financial investments as opposed to the disclosure in prior years, when these were disclosed as cash and cash equivalents, which was not in line with the disclosed policies of the Group. Prior year disclosures have been restated accordingly. The reclassification had no impact on

F-20

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

equity, net income or EPS.

The table below shows the impact of the above change in disclosure.

	2005	2006
	in HUF millions
Cash
As reported	46,060	77,840
Change	(21,750)	(17,633)
As restated	24,310	60,207

Other financial assets – current
As reported	1,817	2,692
Change	21,750	17,633
As restated	23,567	20,325

Investing cashflows
As reported	(131,566)	(122,259)
Change	(21,750)	4,117
As restated	(153,316)	(118,142)

(b)           Reclassifications in the Cashflow statement

From 2007, the Group has changed the classification of certain items in the Cashflow statement. The classification in the 2005 and 2006 Cashflow statements have been amended to provide comparable information with the 2007 disclosure. The changes affected the following lines:

•                  Dividend received: Previously included in investing cashflow, included in operating cashflow from 2007

•                  Interest received: Previously included in investing cashflow, included in operating cashflow from 2007

•                  Change in finance lease receivable: Previously included in operating cashflow (change in receivables), included in investing cashflow from 2007 (Proceeds from / (payments for) other financial assets — net)

IAS 7 — Cash Flow Statements allows the disclosure of these items in both the operating and the investing section. The Group decided to change its past practice as we believe that proceeds from interest and dividend are closely related to the income generated by the Group, which the operating cashflow mostly reflects. We believe that it also helps the users of the financial statements to determine the ability of the Group to pay dividends out of operating cashflows. On the other hand, investments in finance leases closely related to the telecommunications operations of the Group, are more similar to regular investments in PPE that are disclosed in the investing section of Cashflow statement than regular receivables that are part of working capital.

The table below shows the amounts that were reclassified between the operating and the investing cashflows in prior years.

	2005	2006
	in HUF millions
Dividend received	1,729	157
Interest received	2,195	2,002
Change in investment in finance leases	—	(18,019)

F-21

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Reclassifications between liabilities and provisions

See Note 19.5 for the details.

2.2 Consolidation

2.2.1 Subsidiaries

Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (Other income).

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the predecessor’s accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in retained earnings.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

Transactions with minority interests are treated as third party transactions. Gains or losses arising on disposals to minority interests are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of the net assets of the subsidiary.

2.2.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally embodying in a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group’s share of its associates’ and joint ventures’ post-acquisition profits or losses is recognized in the income statement (Share of associates’ and joint ventures’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the entity, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

F-22

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

At December 31, 2007 and 2006 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2006	2007		Activity
Incorporated in Hungary:
T-Kábel	100.00%	100.00%		Cable TV operator
Dataplex	100.00%	100.00%		IT hardware co-location service provider
T-Online / [origo]	100.00%	100.00	%(a)	Internet service and content provide
Emitel	100.00%	n/a	(a)	Local fixed line telecom service provide

BCN Rendszerház (BCNR)	100.00%	100.00%		System integration and IT services
KFKI-LNX (KFKI)	100.00%	100.00%		System integration and IT services
T-Systems Hungary (TSH)	49.00%	100.00	%(b)	System integration and IT services

Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator (Note 22 (a))
Incorporated in Macedonia:
Makedonski Telekommunikacii (MakTel)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company

Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%		Fixed line telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	76.53%		Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	76.53%		Internet service and content provider

Incorporated in Romania:
Combridge	100.00%	100.00%		Alternative telecommunications service provider
Incorporated in Bulgaria:
Orbitel	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)             In 2007, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name “[origo] Zrt.”.

(b)            T-Systems Hungary was an associate of the Group until January 2007, when Magyar Telekom acquired an additional 2% share in TSH. In August 2007, TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH (Note 5.1.2).

F-23

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Group interest in capital as at December 31,
Associates / Joint ventures	2006	2007	Activity
Incorporated in Hungary:
Magyar RTL (M-RTL)	25%	25%	Television broadcast company
IKO-Telekom Media Holding (ITMH)	50%	50%	Media holding company
Hunsat	50%	50%	Satellite telecommunications
T-Systems Hungary (TSH)	49%	n/a (a)	System integration and IT services

(a)               T-Systems Hungary (TSH) became a consolidated subsidiary of the Group in January 2007, when Magyar Telekom acquired an additional 2% share in TSH (Note 5.1.2).

The Group’s interest in the capital of the above subsidiaries, associates and joint ventures equals the voting rights therein.

2.3 Foreign currency translation

2.3.1 Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, which is the Company’s functional and presentation currency.

2.3.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement (Finance income).

2.3.3 Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary as required by IAS 21 — The Effects of Changes in Foreign Exchange Rates.

F-24

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

•                  Income statements are translated at average exchange rates.

•                  All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

2.4          Financial instruments

Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, derivatives and other non-derivative financial assets.

Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks and related parties, finance lease payables and derivative financial liabilities.

2.4.1       Financial assets

The Group classifies its financial assets in the following categories:

(a)   at fair value through profit or loss

(b)   loans and receivables

(c)   available-for-sale (AFS)

(d)   held-to-maturity

Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases.

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(a)           Financial assets at fair value through profit or loss

The “financial assets at fair value through profit or loss” measurement category includes the following financial assets:

•                  Financial assets that are designated as “at fair value through profit or loss” using the fair value option as per IAS 39.

•                  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as “held for trading”.

F-25

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Derivative financial assets are classified as “held for trading.” For details please refer to Note 2.4.2./b

Assets in this category are classified as current assets (Other financial assets).

‘Financial assets at fair value through profit or loss’ are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are recognized in the income statement (Other financial income) in the period in which they arise.

(b)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the balance sheet date. These are classified as non-current assets.

The following items are assigned to the “loans and receivables” measurement category.

•      cash and cash equivalents

•      receivables and loans to third parties

•      trade receivables

•      employee loans

•      other receivables (e.g. interest receivables)

Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement (Other operating expenses — Bad debt expense).

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

F-26

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation should also be performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

Receivables from associates and joint ventures and other related parties are not to be impaired.

When a trade receivable is established to be uncollectible, it is written off against the income statement (Bad debt expense). Subsequent recoveries of amounts previously written off are credited against the same line of the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the income statement.

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

Employee loans

Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as finance income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

(c)           Available-for-sale financial assets (AFS)

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date. In this latter case they are included in current assets (Other financial assets).

The “available-for-sale financial assets” measurement category includes:

•                  listed equity instruments that are neither fully consolidated nor included using the equity method in the consolidated financial statements

•                  unlisted equity instruments that are neither fully consolidated nor included using the equity method in the consolidated financial statements

•                  debt instruments

AFS financial assets are initially recognized at fair value and also subsequently carried at fair value. The unrealized changes in the fair value of monetary and non-monetary securities classified as available-for-sale

F-27

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

When securities classified as available-for-sale are sold, the fair value adjustments accumulated in equity are recognized in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement (Finance income).

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If any such evidence exists for AFS financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement — is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(d)           Held-to-maturity investments

Held-to-maturity measurement category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity.

A typical example of a held-to-maturity investment is a fixed-income security that the Group has acquired with the positive intent and ability to hold to maturity.

2.4.2       Financial liabilities

There are two measurement categories for financial liabilities used by the Group:

(a)   Financial liabilities carried at amortized cost

(b)   Financial liabilities at fair value through profit or loss

(a)           Financial liabilities carried at amortized cost

The measurement category for “financial liabilities measured at amortized cost” includes all financial liabilities not classified as “at fair value through profit or loss”.

Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the income statement (Finance expenses) over the period of the borrowings.

Trade and other payables

Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

F-28

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)           Financial liabilities at fair value through profit or loss

Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally derivative financial instruments are assigned to this category.

The Group does not designate any financial derivatives as hedging instruments. Therefore all financial derivatives are classified as “held for trading”.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent balance sheet dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the income statement (Finance income).

The fair value of derivative financial instruments is included in financial assets or financial liabilities (current or non current).

According to IAS 39 the Group considers only those contracts as a separable host contract and an embedded derivative, which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies widely used in the Group’s operating area.

2.5 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average or FIFO basis.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the cost of the phone sets is lower than the normal resale value.

2.6 Non current assets held for sale

Assets held for sale include real estate that is no longer needed for the future operations of the Group, and has been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the income statement (Depreciation and amortization) as an impairment loss.

2.7 Property, plant and equipment (PPE)

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located

F-29

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the income statement through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and interest on related loans.

Subsequent expenditure on an asset that extends the asset’s useful life or functionality is capitalized, while maintenance and repairs are charged to expense when incurred.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the income statement as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the income statement (Other operating income).

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology.

The useful lives assigned are as follows:

Years

Buildings	10 - 50
Duct, cable and other outside plant	25 - 38
Other telecommunications equipment	6 - 15
Other equipment	3 - 12

2.8 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

F-30

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years

Software	3 - 5
Concessions and licenses	8 - 25
Other intangible assets	3 - 10

In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16 - Property, Plant and Equipment or as an intangible asset under IAS 38 — Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets’ fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cashflows (cash-generating units - CGUs).

Goodwill is allocated to cash generating units. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Magyar Telekom allocates goodwill to its primary business segments, and conducts the impairment testing at this level, which is the lowest level at which management monitors goodwill. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred.

The fair values of investments in subsidiaries listed on active stock exchanges are based on current bid prices. If the market for the shares of subsidiaries is not active or the subsidiaries are not listed and for 100% owned subsidiaries the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cashflow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment on the goodwill allocated to the cash generating units of the segments. See also Note 4.

Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs based on the ratio of carrying amounts of CGUs.

2.10 Provisions and contingent liabilities

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of

F-31

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

Provisions for obligations expected to fall due after 12 months are recognized at their present value and are accreted until utilization or reversal against Finance expense.

No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration paid including any attributable incremental external costs are deducted from the Shareholders’ equity as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.12 Revenues

2.12.1 Fixed line and mobile telecommunications revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales. Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS18 on the sale of goods and rendering of services are met for the provision of each of the Group’s services and sale of goods described below.

Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the balance sheet item as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

F-32

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group provides customers with narrow and broadband access to its fixed and mobile network. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period it relates to.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Revenues from operating leases are recognized on a straight line basis over the period the services are provided.

Revenues from mobile roaming customers of the Group and other service providers are recognized at the time of the usage, and presented on a gross basis.

Value added services mostly include SMS, MMS, WAP as well as directory assistance and similar services. Value added services, where the Group does not act as a principal in the transaction, are included in this category on a net basis. Revenues from premium rate services are also included in this category, recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group and the Group also bears substantial risks of these services, otherwise presented on a net basis.

Customers may also purchase public phone cards, prepaid mobile and internet cards which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of public phone cards, prepaid mobile cards and prepaid internet cards are recognized when used by the customers or when the cards expired with unused traffic.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network. These wholesale (incoming) traffic revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2 System integration and IT revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4 - Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17 - Leases as disclosed in Note 2.17.

Revenue from systems integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on proportional performance. In the case of contracts

F-33

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

Revenue from hardware sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

2.13 Employee benefits

2.13.1 Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

2.13.2 Pensions

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant post-employment defined benefit schemes.

2.13.3 Share based compensation

Magyar Telekom adopted IFRS 2 — Share-based Payment as of January 1, 2005 with retrospective application for those share options that were granted on or after November 7, 2002. The standard requires the Group to reflect in its income statement and balance sheet the effects of share based payment transactions, including expenses associated with transactions in which share options are granted to employees. Accordingly, Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. Before the adoption of IFRS 2, the Group did not recognize employee expenses in relation to share based compensations.

If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each balance sheet date.

Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the income statement at their time-proportioned fair value (Note 24) against an accumulating balance in Provisions.

F-34

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.13.4 Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

2.14 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred.

2.15 Borrowing costs

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

2.16 Income taxes

2.16.1 Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2 Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate. These other income taxes are deductible from the corporate tax base.

2.16.3 Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing

F-35

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

deferred tax liabilities) will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1 Operating lease —Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

2.17.2 Finance lease — Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any un-guaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. If the Group retains continuing involvement in the asset transferred, any gains are deferred and recognized over the period of the lease, while losses are recognized immediately. Each lease receipt is then allocated between the receivable and finance income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized as Finance income.

2.17.3 Operating lease —Group as lessee

Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term.

2.17.4 Finance lease — Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the finance liability and finance charges so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the balance sheet (Other financial liabilities). The interest element of the lease payments is charged to the income statement (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5 Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are

F-36

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognized in the income statement at the time of the sale (Other operating income), while the lease payments are recognized in the income statement (Other operating expenses) on a straight line basis over the period of the lease.

2.18 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the equity holders of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options in addition to the number of common stocks outstanding.

2.19 Dividends

Dividends payable to the Company’s shareholders and to minority shareholders of the subsidiaries are recorded as a liability and debited against equity (Retained earnings or Minority interests) in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segment reporting

Magyar Telekom determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary segments are based on the business lines of the Group. Before 2007, Magyar Telekom had two business segments, Fixed line and Mobile. From January 1, 2007, Magyar Telekom split up its fixed line segment to T-Com, T-Systems and Group Headquarters and Shared services. Prior period comparative information was restated accordingly. The Mobile segment remained substantially unchanged.

The Company’s secondary format for reporting segment information is geographical.

2.21 Comparative information

In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes, including the structure of the financial statements.

F-37

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

Magyar Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets and liabilities. Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Magyar Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that the criteria in IAS 39 are not met.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfilment annually. At the end of 2006 and 2007 Magyar Telekom fulfilled both criteria, with Total Debt to EBITDA ratio of 1.21 in 2006, 1.56 in 2007 (max 2.5) and EBITDA to Interest Expense ratio of 10.18 in 2006, 8.14 in 2007 (min 3.0) . The Board of Directors approves further limits in order to decrease risk exposures, these limits are monitored by the Chief Financial Officer monthly. The Group Treasury is responsible for implementing the finance policy and for ongoing risk management. The details of FX, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

3.1.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF, and as a result, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the balance sheet date. The balance at the balance sheet date is representative for the year as a whole.

(a)           Foreign currency risk

The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001, after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this foreign exchange regulation increased the foreign exchange risk of the Group significantly. In order to mitigate this increased risk, Magyar Telekom minimized its foreign currency borrowings in 2002 and 2003. From 2004, Magyar Telekom is having insignificant amount of foreign currency denominated debts.

F-38

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risks arise on account of financial instruments being denominated in a currency that is not the functional currency; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

The foreign exchange exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

The currency sensitivity analysis is based on the following assumptions (at spot rate):

At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy the effects of exchange rate moves offset each other. Exchange rate fluctuations therefore have no significant effects on profit or loss, or shareholders’ equity.

In line with currency hedging policy, Magyar Telekom holds significant amounts of EUR and USD on its bank accounts. The necessary amount is determined by the balance of trade payables and trade receivables in order to hedge the currency risk arising in connection with those liabilities. Exchange rate fluctuations therefore have no significant effect on profit or loss, or equity.

The Group’s Macedonian subsidiaries’ accumulated cash is partially deposited in EUR and USD linked deposits. The amount of accumulated cash in MKD, EUR and USD in the Macedonian subsidiaries is higher than the trade payables in MKD, EUR and USD of these companies. Compared to the spot FX rate as of December 31, 2006, a 1% weakening of HUF against MKD, EUR and USD would have caused (ceteris paribus) approx. HUF 261 million gain in this net balance. This gain would have amounted to HUF 501 million in 2007. In both years the same respective amount of loss would have been caused in case of a 1% HUF strengthening against MKD, EUR and USD.

Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations or receivables.

The fair value of the open short term forward positions was HUF 378 million as of December 31, 2006, while HUF -106 million as of December 31, 2007. These positions were opened to hedge the FX risks of the dividend to be received from Macedonia.

Compared to the FX rate as of December 31, 2006, a 1% weakening of HUF against EUR would have caused (ceteris paribus) approx. HUF 121 million loss in fair value of the open short forward position. Such a loss would have amounted to HUF 174 million in 2007. In both years same respective amount of gain would have been caused in case of a 1% HUF strengthening against EUR.

As a result of the recently (in 2008) introduced free-float of the HUF, more than one percent fluctuation of the HUF against the EUR, and due also to the volatile fluctuation of the EUR against the USD, more than one percent even a 5% fluctuation is possible according to management’s estimations.

F-39

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. By the end of 2003, Magyar Telekom managed to convert almost its entire remaining foreign exchange debt portfolio to HUF, thereby the debt portfolio is only exposed to HUF interest rate fluctuations. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. The fixed rate HUF debt to total HUF debt ratio was 60.52% as of December 31, 2006 and 58.88% as of December 31, 2007.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to cash flow interest rate risk.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. Given, that Magyar Telekom had HUF 121 billion floating rate debt as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest payment to increase by approx. HUF 1.2 billion annually, while a similar decrease would cause the same decrease in interest payments. As the floating rate debt as of December 31, 2007 amounted to HUF 150 billion, in 2007, the interest payment increase would be HUF 1.5 billion annually.

Macedonian subsidiaries of Magyar Telekom had a HUF 57.1 billion deposit as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 571 million annually, while similar decrease would have caused the same decrease in interest received. The amount of deposits is HUF 75.8 billion as of December 31, 2007, therefore a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 758 million annually.

Montenegrin subsidiaries of Magyar Telekom had HUF 14 billion deposit as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 140 million annually, while similar decrease would have caused the same decrease in interest received. The amount of deposits is HUF 19 billion as of December 31, 2007, therefore a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 190 million annually.

The Group has insignificant amounts of HUF deposits, therefore, the change in interest rates would have a very minimum impact on the Group’s financial statements.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible according to management’s estimations, the exposure to which is mitigated by the balanced portfolio of fixed and variable interest rate borrowings (see above).

F-40

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)           Other price risk

As of December 31, 2006 and 2007, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

3.1.2 Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet. No significant agreements reducing the maximum exposure to credit risk had been concluded as of the reporting date.

Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash with substantial credit institutions. Further, excess HUF cash is used for repayment of the HUF denominated loans and borrowings, therefore, the credit risk related to HUF cash is very limited.

Cash and cash equivalents held by the Macedonian subsidiaries are denominated in MKD, EUR and in USD, while the Montenegrin subsidiaries possess cash, cash equivalents and term deposits primarily denominated in EUR. Cash and cash equivalents deposited in these countries runs higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. However part of the investments in Montenegro (EUR 7.5 million as at December 31, 2007) is covered with bank guarantees issued by international financial institutions. Significant further guarantees were obtained in 2008 (in an amount of EUR 52.2 million). Credit risk related to bank deposits is limited by the diversification of the cash balances among several independent credit institutions determinant on the local market.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Magyar Telekom’s customer base and their dispersion across many different industries and geographic areas.

The following table represents Magyar Telekom’s exposure to credit risk in 2006 and 2007.

	At December 31,
	2006	2007
	(in HUF millions)
Bank deposits	77,840	105,719
Trade receivables	89,149	95,478
Trade receivables over one year	586	619
Employee loans	5,014	4,610
Derivative financial instruments	378	57
Loans to third parties	—	1,334
Financial assets available for sale	458	690
Other current financial assets	482	636
Other non-current financial asset	2,280	841
	176,187	209,984

F-41

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table contains the amount of trade receivables broken down by segments.

Trade receivables

	At December 31,
	2006	2007
	(in HUF millions)

T-Com	35,145	33,399
T-Mobile	41,999	49,172
T-Systems	11,965	12,194
Headquarters	40	713
	89,149	95,478

T-Systems has primarily large business customers, while T-Com and T-Mobile have a combination of business and residential customers. There’s no significant difference between the recoverability of the segments’ receivables.

There are varying credibility check / rating practices applied across the members of the Group. The majority of the customers are located in Hungary and served by the Company. For these customers the Company follows the following practice. Credibility check / rating for T-Com and T-Systems customers at the time of the service request is carried out by the Debt Management Office based on the internal database of risky installation locations regulated by an internal directive. Dunning procedures are run automatically by the billing systems including reminder letters, telephone calls, pseudo disconnections, termination letters and disconnections. We apply varying reminder procedures to the different customer groups in which varying deadlines and minimum overdue amounts are applied. After the termination of the contract internal tools, legal proceedings and external partners are involved in the collection procedure. For T-Mobile customers, at service request an internal rating is conducted by the sales representative involving a customer check in the common database of debtors of the Hungarian mobile operators. Reminder procedures run automatically by the billing system including reminder letters, SMSs, telephone calls and disconnections. After disconnection, legal proceedings and external partners are involved in the collection procedure regulated by an internal directive.

In addition, Magyar Telekom is exposed to an additional risk that arises from the possible drawdown of guarantees in a nominal amount of HUF 16.4 billion (2006: HUF 15.7 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group’s certain contractual obligations.

3.1.3 Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

F-42

 MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Prudent liquidity risk management implies maintaining sufficient cash, cash equivalents and term deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The available free credit line amounted to HUF 90.4 billion (in 2006) and HUF 48.4 billion (in 2007), and the Company also had in 2006 HUF 13.2 billion and in 2007 HUF 14.4 billion uncommitted credit lines from several Hungarian Banks. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2009. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

The average maturity of Magyar Telekom’s debt portfolio was 2.45 years in 2006, while 2.58 years in 2007, both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

The following two tables summarize the maturity structure of Magyar Telekom’s financial liabilities as of December 31, 2006 and 2007.

December 31, 2006 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years
Trade payables	81,392	81,392	—	—
Dividend payable	76,165	76,165	—	—
Financial liabilities to related parties	306,714	92,128	153,915	60,671
Bank loans	54,567	31,986	22,581	—
Finance lease liabilities	4,312	785	2,662	865
Nonconvertible bonds and debentures	194	71	—	123
Other current financial liabilities	1,776	1,776	—	—
Other non current financial liabilities	6,405	—	6,405	—
Other financial liabilities	67,254	34,618	31,648	988
Financial liabilities	531,525	284,303	185,563	61,659

Open forward positions’ gross cash flows
Gross cash outflow in HUF million	12,514	12,514	—	—
Gross cash inflow in EUR million	48	48	—	—

F-43

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years
Trade payables	87,989	87,989	—	—
Dividend payable	151	151	—	—
Financial liabilities to related parties	343,997	41,290	266,219	36,488
Bank loans	101,253	43,292	57,865	96
Finance lease liabilities	5,269	1,146	3,149	974
Nonconvertible bonds and debentures	194	71	—	123
Other current financial liabilities	1,532	1,532	—	—
Other non current financial liabilities	3,827	—	3,827	—
Other financial liabilities	112,075	46,041	64,841	1,193
Financial liabilities	544,212	175,471	331,060	37,681

Open forward positions’ gross cash flows
Gross cash outflow in HUF million	17,500	17,500	—	—
Gross cash inflow in EUR million	69	69	—	—

The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before finalization of this disclosure (February 26, 2008).

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by Equity (including Minority interest) and net debt. Net debt is calculated as:

• Current and non current financial liabilities to related parties (without accrued interest) — Note 16

• plus Other current and non current financial liabilities (without accrued interest) — Note 17

• less Cash and cash equivalents — Note 6

• less Other current financial assets — Note 8.1.

During 2007, the Group’s strategy, which was unchanged from 2006, was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2007 was 31.0% (2006: 27.9%). The increase in the gearing ratio during 2007 resulted from the delay of dividend payments after 2005 financials (paid only in 2007 instead of 2006) as a result of the delay of the approval of the 2005 financial statements due to the on-going investigation (Note 1.2).

F-44

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

4.1 Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technological development in an innovative industry. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions could be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 12 billion.

4.2 Estimated impairment of goodwill

Goodwill is no longer amortized, but tested for impairment annually or more frequently. As all of our subsidiaries are either not listed on stock exchanges or there is no active market for their shares, the recoverable amounts of the business units and reportable segments are calculated based on fair value determined by the discounted projected cashflows of these units over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different fair values if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cashflow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations considering recent similar transactions and industry benchmarks. In the 2007 calculations, Magyar Telekom used a weighted average cost of capital before tax (WACC before tax) of 10.41% to 13.41% depending on the country of operations and the sub-sector of telecommunications. Perpetual growth rate estimates range between -1% and +2% also depending on the country of operations and the sub-sector of telecommunications. The WACC was determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and the debt ratio between 24.56% and 35.78%, which is in line with the usual indebtedness of listed peer telecommunications companies, while the perpetual growth rates used are in line with the long-term average growth rate for the telecommunications sector.

For the T-Com segment CGU (including T-Com Hungary, MakTel Company and Crnogorski Telekom, etc.), we used a WACC before tax of 11.50% and perpetual growth rate of 0.8%. For the T-Systems CGU (including the T-Systems business line of the Company, KFKI group, BCN group, etc.), WACC before tax of 13.41% and perpetual growth rate of 1.0% were applied. For the T-Mobile segment (including T-Mobile Hungary, Pro-M, T-Mobile Macedonia, T-Mobile Crna Gora), we used a WACC before tax of 12.44% and perpetual growth rate of 1.9%.

If Magyar Telekom had used a WACC of 16% (an increase of 4.5%) and an unchanged perpetual growth rate compared to the current calculations after the ten year projected period in the same CGU, it would have resulted in an impairment charge of approximately HUF 4,594 million. Any further increase in the WACC or a

F-45

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

negative growth rate applied would have resulted in further amounts of impairment, initially related to goodwill allocated to the T-COM segment.

4.3 Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment in value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of potential impairment may be significantly different from that of the result of these calculations.

4.4 Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

4.5 Provisions

Provisions in general are highly judgmental, especially in the cases of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability. The assessment of the probability is highly judgmental, as — for example — in Hungary there are very few cases where the appealed NCA decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC decisions appealed against at the Administrative Court.

4.6 Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents spend a portion of their agent fees for marketing the Group’s products. A part of the Group’s marketing costs could also be considered as subscriber acquisition cost. The up-front fees collected from customers for activation or connection are marginal compared to the costs. These revenues, costs and losses are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs and there is no guarantee of recovering these subsidies from the future revenue generated from the customers. Among these costs, net equipment losses of the Group amounted to HUF 15,932 million, while agent fees amounted to HUF 8,399 million in 2007.

F-46

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 BUSINESS COMBINATIONS

5.1 Acquisitions in 2007

5.1.1 MobilPress

In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the T-Com segment, while the goodwill is disclosed in the T-Mobile segment. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

The carrying values of MobilPress’s net assets at acquisition as well as the consideration paid are disclosed in the table below. The Group has estimated the fair values of the net assets acquired to equal their carrying values.

Carrying
In HUF millions	values
Purchase price of ownership acquired	600
Additional purchase price	50
Consideration paid	650

Net assets acquired	93
Goodwill	557

Net assets acquired:
Cash	64
Receivables	266
Non current assets	56

Trade and other payables	(285)
Short term borrowings	(2)
Non current liabilities	(6)
93

The total purchase price was paid in 2007.

F-47

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.1.2 T-Systems Hungary (TSH)

In December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH had been an associate of the Group since September 2004, with the majority owner being another Deutsche Telekom Group member. As the transaction took place between entities under common control, the acquisition was accounted for at cost. The carrying values of TSH’s net assets at acquisition as well as the consideration paid are disclosed in the table below. TSH has been a consolidated subsidiary of the Group since January 1, 2007 included in the T-Systems segment.

In HUF millions	Carrying values

Purchase price of ownership acquired	60
Carrying value of TSH as an associate	1,540
Associate goodwill	149
Consideration paid	1,749

Net assets acquired	1,752
Excess (recognized in equity)	3

Net assets acquired:
Cash	421
Trade receivables	5,888
Inventory	146
Other assets	468
Property, plant and equipment	925
Intangible assets	3,202
Trade payables	(3,471)
Other financial liabilities	(4,258)
Provisions	(179)
Total net assets	3,142
Less: Minority interest	(1,539)
Associate goodwill transferred to goodwill	149
1,752

F-48

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2 Acquisitions in 2006

5.2.1 Orbitel

On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100% stake in Orbitel for EUR 7.85 million (HUF 1,944 million). Orbitel is a Bulgarian alternative telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. Orbitel has been consolidated from the date of the financial closing, February 3, 2006, and is included in the T-Com segment.

The carrying values and the fair values of Orbitel’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

In HUF millions	Fair values	Carrying values

Purchase price of ownership acquired	1,944
Additional costs directly attributable to the business combination	38
Consideration paid	1,982

Net assets acquired	1,013
Goodwill	969

Net assets acquired:
Cash	22	22
Other financial assets	6	6
Receivables	335	335
Income tax receivable	7	7
Inventory	12	12
Property, plant and equipment	524	381
Intangible assets	812	221
Other non current assets	3	3

Trade and other payables	(384)	(384)
Loans and other borrowings	(190)	(190)
Net deferred tax liability	(134)	(24)
	1,013	389

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future revenues from, customers to be acquired from the acquisition date or the planned extension of services.

F-49

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2.2 Dataplex

On December 12, 2005 Magyar Telekom agreed to acquire a 100% stake in Dataplex Kft. for HUF 5.1 billion. Dataplex is a major player in the Hungarian IT hardware co-location market with revenues of around HUF 1.3 billion in 2005. The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006, from which date Dataplex has been consolidated in the T-Com segment of the Group.

The carrying values and the fair values of Dataplex’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

In HUF millions	Fair values	Carrying values

Purchase price of ownership acquired	5,113
Additional costs directly attributable to the business combination	35
Consideration paid	5,148

Net assets acquired	1,100
Goodwill	4,048

Net assets acquired:
Cash	1	1
Receivables	148	148
Inventory	6	12
Property, plant and equipment	811	801
Intangible assets	933	1

Trade and other payables	(556)	(556)
Loans and other borrowings	(56)	(56)
Net deferred tax liability	(187)	—
	1,100	351

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers existing on the acquisition date, while the majority of the goodwill represents the value of, and future revenues from, customers to be acquired from the acquisition date.

5.2.3 KFKI Group

In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100% ownership of KFKI-LNX Zrt., one of the leading Hungarian IT companies for a purchase price of HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group has been consolidated in the T-Systems segment of the Group. In 2005, KFKI Group’s revenues amounted to approximately HUF 17 billion. KFKI-LNX has two 100% owned subsidiaries, ICON and IQSYS.

F-50

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying values and the fair values of KFKI Group’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

In HUF millions	Fair values	Carrying values

Purchase price of ownership acquired	8,170
Additional purchase price contingent upon results	1,500
Additional costs directly attributable to the business combination	170
Consideration paid	9,840

Net assets acquired	5,372
Goodwill	4,468

Net assets acquired:
Cash	344	344
Receivables	2,629	2,629
Income tax receivable	33	33
Inventory	656	656
Property, plant and equipment	663	632
Intangible assets	5,514	233

Trade and other payables	(2,687)	(2,687)
Loans and other borrowings	(587)	(587)
Provisions	(154)	(154)
Net deferred tax liability	(1,039)	23
	5,372	1,122

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers existing on the acquisition date, while the majority of the goodwill represents the value of, and future revenues from, customers to be acquired from the acquisition date.

The HUF 1,500 million additional purchase price conditional upon the 2006 results was deposited in 2006 and paid in 2007.

5.2.4 iWiW, Adnetwork, MFactory

In April 2006, Magyar Telekom acquired the 100% ownership of iWiW Kft, the leading Hungarian online social network, for a purchase price of HUF 1.1 billion. iWiW (‘who is who’) operates the only online social network for existing friendships and relationships with more than half a million registered members at the time of the acquisition, which made it the fourth most visited web page in Hungary. In 2005 iWiW generated revenues of HUF 5 million.

In May 2006, Magyar Telekom acquired the 100% ownership of Adnetwork Kft, the leading Hungarian online advertisement network for an initial purchase price of HUF 168 million and additional price of HUF 10 million. Adnetwork was established in 2005 and generated revenues of HUF 28 million in 2005.

The above companies have been consolidated in the T-Com segment of the Group from the dates control was taken over by the Group.

F-51

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2006, Magyar Telekom acquired a 75.05% stake in MFactory, one of the leading Hungarian mobile content producers and aggregators for HUF 469 million. In addition, the Company also has an option to increase its stake in MFactory to 100% from 2009, while MFactory’s minority owners have a put option for their shares. The Group considers this combination of the options to be of a liability nature (in an amount of HUF 166 million), therefore MFactory is consolidated as a 100% subsidiary in the T-Com segment of the Group, while the initial goodwill arising on the business combination is allocated to the T-Mobile segment. MFactory’s revenues amounted to HUF 190 million in 2006.

The fair values of the net assets of iWiW equal their carrying values. Due their immaterial size, the fair values of Adnetwork’s and MFactory’s net assets were estimated to equal their fair values. The carrying values of the net assets of the above companies acquired in individually immaterial business combinations are disclosed in their aggregate amounts in the table below.

In HUF millions	Carrying values

Purchase price of ownership acquired	1,767
Further purchase price payable for the remaining shares in MFactory	166
Additional purchase price and costs directly attributable to the business combination	11
Consideration paid	1,944

Net assets acquired	83
Goodwill	1,861

Net assets acquired:
Cash	12
Receivables	73
Intangible assets	53

Income tax payable	(5)
Trade and other payables	(50)
83

5.2.5 MakTel – own shares

In June 2006, MakTel acquired 10% of its own shares at a public auction held by the Macedonian Government (the minority owner) for EUR 60.9 million (HUF 16,579 million including additional costs). Following the share repurchase transaction, Magyar Telekom’s voting rights in MakTel increased from 51.0% to 56.7%, while the Macedonian Government’s share of ownership fell to 36.8%, with the rest of the shares owned by smaller minority shareholders. The difference between the purchase price of the shares and the decrease in the minority interests was recognized as goodwill in an amount of HUF 1,724 million, all allocated to the T-Mobile segment.

F-52

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3 Acquisitions in 2005

5.3.1 Crnogorski Telekom (CT)

In 2005, the Company acquired a 76.53% stake in CT in the course of the privatization tender. The purchase price of the stake was EUR 140.5 million. From this purchase price, Magyar Telekom paid EUR 114.0 million for a stake of 51.12% to the Government of Montenegro and EUR 22.9 million for a stake of 21.92% to minority shareholders. For the remaining 3.49% Magyar Telekom paid EUR 3.6 million through a public offering. CT owns 100% of the share capital of T-Mobile CG, the second Montenegrin mobile company, 100% of the share capital of Internet Crna Gora, and 51% of the share capital of Montenegrocard. The total cost of the acquisition was HUF 35,927 million including directly related expenses.

CT and its subsidiaries have been consolidated since March 31, 2005.

The fair value of the net assets acquired and the consideration paid for the acquisition is disclosed in the table below.

In HUF millions	Total	Net assets included in the T-Com segment on first consolidation	Net assets included in the T-Mobile segment on first consolidation

Purchase price of ownership acquired	34,954
Additional costs directly attributable to the business combination	973
Consideration paid	35,927

Fair value of net assets acquired	30,805
Goodwill	5,122	—	5,122

Fair value of net assets acquired:

Cash	1,866	—	—
Receivables	7,678	6,442	1,236
Income tax receivable	339	—	—
Inventory	609	426	183
Property, plant and equipment	28,687	22,495	6,192
Intangible assets	9,958	3,700	6,258
Other non current assets	1,080	1,080	—

Trade and other payables	(3,917)	(3,148)	(769)
Loans and other borrowings	(3,290)	—	—
Provisions	(1,951)	(1,914)	(37)
Net deferred tax liability	(807)	—	—
	40,252	29,081	13,063

Minority interests	(9,447)
Total	30,805

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer values recognized only represent the customers existing on the

F-53

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

acquisition date, while the majority of the goodwill represents the value of customers to be acquired from the acquisition date.

5.4 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated at the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date.

	2005	2006	2007
	(in HUF millions)
Revenues
Reported	615,054	671,196	676,661
Pro forma – if consolidated from beginning of year	620,376	684,099	676,661

Current year contribution since date of business combination in the year of acquisition	20,521	12,465	4,969

Net income
Reported	78,415	75,453	60,155
Pro forma – if consolidated from beginning of year	78,049	76,267	60,155

Current year contribution since date of business combination in the year of acquisition	1,364	191	(1,812)

5.5 Disposals of subsidiaries

In 2007 the Group sold the total of its 51% ownership in Montenegrocard. In 2006 the Company sold the total of its 72% ownership in Cardnet.

F-54

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Cash and cash equivalents

	At December 31,
	2006	2007
	(in HUF millions)

Cash on hand	1,556	1,487
Cash in banks and other cash equivalents	58,651	46,179
	60,207	47,666

See also note 2.1.5.

7 Trade and other receivables

	At December 31,
	2006	2007
	(in HUF millions)

Trade receivables from third parties	80,387	88,588

Receivables from Deutsche Telekom Group companies	7,991	6,878
Receivables from associates and joint ventures	771	12
Trade receivables	89,149	95,478

Prepayments and advance payments	4,329	4,674
Other taxes receivable	3,318	1,204
Other	5,594	2,220
Other receivables	13,241	8,098
	102,390	103,576

The table below shows the impairment loss and changes therein related to Trade and other receivables for 2006 and 2007. No impairment had to be recognized for receivables from related parties. The closing balance as at December 31, 2007 also includes the impairment charged for finance lease receivables (disclosed in Note 8) in an amount of HUF 1,500 million (Note 36.2):

	At December 31,
	2006	2007
	(in HUF millions)

Impairment loss, beginning of period	29,991	28,781
Charged to expense (included in Other operating expenses)	5,066	5,775
Impairment losses of acquired companies on acquisition	116	—
Utilized and translation differences	(6,392)	(4,293)
Impairment loss, end of period	28,781	30,263

F-55

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Analysis of the age of trade receivables that are past due as at the reporting date but not impaired:

Trade	Carrying	of which: neither	of which: not impaired on the reporting date and past due in the following periods
receivables	amount as	impaired nor						over
(in HUF	of Dec. 31,	past due on the	less than	30 - 60	61 - 90	91 - 180	181 - 360	360
millions)	2006	reporting date	30 days	days	days	days	days	days

Trade receivables	89,149	67,453	12,941	2,373	1,655	2,093	1,759	875

Carrying
amount as
of Dec. 31,
2007

Trade receivables	95,478	73,977	14,066	2,762	1,425	2,026	853	369

The tables below show trade receivables by segments with analysis of the age of trade receivables that are past due as at the reporting date but not impaired:

Trade	Carrying	of which: neither	Of which: not impaired on the reporting date and past due in the following periods
receivables	amount as	impaired nor	less					over
(in HUF	of Dec 31,	past due on the	than 30	30 – 60	61 – 90	91 – 180	181 – 360	360
millions)	2006	reporting date	days	days	days	days	days	days

T-Com	35,145	24,835	6,345	964	915	1,008	642	436
T-Systems	11,965	9,973	1,190	266	170	153	58	155
T-Mobile	41,999	32,612	5,406	1,143	563	932	1,059	284
Headquarters	40	33	—	—	7	—	—	—
Total	89,149	67,453	12,941	2,373	1,655	2,093	1,759	875

Trade	Carrying	of which: neither	Of which: not impaired on the reporting date and past due in the following periods
receivables	amount as	impaired nor	less					over
(in HUF	of Dec 31,	past due on the	than 30	30 – 60	61 – 90	91 – 180	181 – 360	360
millions)	2007	reporting date	days	days	days	days	days	days

T-Com	33,399	24,035	5,498	1,304	794	1,165	360	243
T-Systems	12,194	9,940	1,715	237	111	129	35	27
T-Mobile	49,172	39,373	6,818	1,202	501	726	453	99
Headquarters	713	629	35	19	19	6	5	-
Total	95,478	73,977	14,066	2,762	1,425	2,026	853	369

F-56

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other financial assets

8.1 Other current financial assets

		At December 31,
		2006	2007
		(in HUF millions)

Bank deposits with original maturities over 3 months		17,633	58,053
Finance lease receivable	(a)	1,856	4,011
Loans and receivables from employees	(b)	1,040	861
RDC receivable	(c)	151	152
Derivative financial instruments	(d)	378	57
Other		6	309
		21,064	63,443

See also note 2.1.5.

8.2 Other non current financial assets

		At December 31,
		2006	2007
		(in HUF millions)
Finance lease receivable	(a)	16,163	17,558
Loans and receivables from employees	(b)	4,305	4,233
RDC receivable	(c)	992	841
Trade receivables over one year	(e)	586	619
Financial assets available-for-sale	(f)	452	678
Other		1,288	1,036
		23,786	24,965

(a)          See Note 32.3 for more information on Finance lease receivable. Other than the impairment charged on one of the receivables (Note 7), the rest of the receivables is considered fully recoverable.

(b)         Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(c)          RDC receivable represents Crnogorski Telekom’s receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar D.O.O., Podgorica (RDC) entered into on December 10, 2004.

(d)         Derivative financial instruments as at December 31, 2006 include the fair value of open currency forwards, while the December 31, 2007 balance also includes the fair value of cross-currency interest rate swaps.

(e)          Trade receivables over one year mainly includes receivables from customers paying over 1-2 years in

F-57

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

installments for telecommunications equipment sold.

(f) Financial assets available for sale include insignificant investments in equity securities.

F-58

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 Income tax

9.1 Income tax expense

The table below shows the tax expenses charged in the 3-year period presented in the income statement.

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Corporate income tax	11,686	6,423	6,088
Other income taxes	8,366	8,529	11,028
Deferred income taxes	1,806	9,268	9,105
Total income tax expense	21,858	24,220	26,221

9.2 Current income tax receivable and payable

Current income tax receivable and payable in the balance sheet represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.3 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
	Note	2005	2006	2007
		(in HUF millions)

IFRS profit before income tax		110,583	111,684	99,277

Tax at 16%		(17,693)	(17,869)	(15,884)
Impact of different tax rates	(a)	435	(323)	(2,381)
Tax on items not subject to tax	(b)	1,394	2,405	1,651
Tax on non deductible items	(c)	(1,093)	(1,955)	(1,107)
Impact of tax incentives	(d)	897	778	—
Other income taxes	(e)	(8,366)	(8,529)	(11,028)
Impact of tax deductibility of other income taxes	(f)	2,008	2,701	2,873
Withholding tax	(g)	—	(2,034)	(1,684)
Un/Derecognized deferred tax on tax losses	(h)	—	(255)	73
Broadband tax credit accretion	(i)	560	861	1,267
Income tax expense		(21,858)	(24,220)	(26,221)

(a)        Impact of different tax rates

The corporate tax rate in Hungary was 16% in 2005 and in the first 8 months of 2006. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the

F-59

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

corporate tax base, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The tax rate reconciliation for 2007 also includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 15% in 2005 and 2006, while the enacted tax rate for 2007 is 12%, while from 2008 this is reduced further, to 10%. Deferred tax balances have been recalculated accordingly.

The corporate tax rate is 9% in Montenegro, 16% in Romania, 15% in Bulgaria, and 25% in the Ukraine.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

(b)           Tax on items not subject to tax

Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the share of associates’ and joint ventures’ profit as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c)           Tax on non deductible items

This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

(d)           Tax incentives

Tax incentives included the tax impact of qualifying investments in property, plant and equipment in Macedonia, which can be utilized as a reducing item in the calculation of the corporate tax base.

(e)           Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional tax expenses for the Hungarian entities of the Group.

(f)            Deductibility of other income taxes from the corporate tax base

These Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, a certain percentage of the local business tax paid is deductible further from the corporate tax base (50% in 2005 and 100% in 2006 and 2007).

(g)           Withholding tax

The Group is present through its subsidiaries in Macedonia, which introduced withholding tax of 5% on dividend distribution to Hungary as of January 1, 2006. Montenegro also levies a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

F-60

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h)           Un/Derecognized deferred tax on tax losses

Deferred tax asset is created on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/derecognized.

(i)            Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

9.4 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

	Balance at Dec. 31, 2005	Income statement effect	Other movements	Balance at Dec. 31, 2006	Income statement effect	Other movements	Balance at Dec. 31, 2007
	(in HUF millions)
Deferred tax assets and (liabilities)

Investment tax credits	10,656	856	2,788	14,300	(4,273)	3,561	13,588
Net operating loss carry forward	6,076	(4,859)	—	1,217	(676)	—	541
Investments in subsidiaries	(900)	(300)	—	(1,200)	(213)	—	(1,413)
Withholding tax	—	(2,034)	—	(2,034)	(1,606)	—	(3,640)
Other financial assets	24	(350)	19	(307)	322	(23)	(8)
Impairment of receivables, inventory	3,728	(678)	—	3,050	(488)	—	2,562
Property, plant and equipment and intangible assets	(7,565)	(88)	(1,388)	(9,041)	(641)	211	(9,471)
Goodwill	(1,864)	(2,262)	—	(4,126)	(2,965)	—	(7,091)

Trade and other payables	104	259	—	363	(781)	—	(418)
Loans and other borrowings	156	123	—	279	(156)	—	123
Deferred revenue	157	(157)	—	—	293	—	293
Provisions for liabilities and charges	1,205	222	—	1,427	2,079	—	3,506
Total net deferred tax asset / (liability)	11,777	(9,268)	1,419	3,928	(9,105)	3,749	(1,428)

Of which deferred tax liability after netting	(3,189)			(5,647)			(2,714)
Of which deferred tax asset after netting	14,966			9,575			1,286

Items included in other movements

Investment tax credit recognized against cost of PPE			3,109			3,561
Utilization of investment tax credit			(321)			—
AFS financial assets – valuation differences recognized in equity			19			(23)
Currency translation adjustment arising on consolidation			(29)			211
Arising on business combinations			(1,359)			—
			1,419			3,749

F-61

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets or liabilities accordingly in the balance sheet.

The Group’s net deferred tax liability balance is HUF 1,428 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 13,738 million deferred tax asset is expected to reverse in 2008, while a deferred tax liability of approximately HUF 4,607 million is expected to reverse in 2008. The above items exclude deferred tax items expected to arise in 2008.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Deferred tax arising on the revaluation of available-for-sale financial assets recognized directly in equity is also recognized directly in equity.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized amounts to HUF 13,295 million at December 31, 2007 (2006: HUF 4,602 million).

If the Group’s Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 3,045 million withholding tax, and deferred tax liability with the same amount is recognized as at December 31, 2007. If the Group’s Montenegrin subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 1,219 million withholding tax in addition to the amount for which a deferred tax liability is recognized as at December 31, 2007 (HUF 595 million). As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries’ retained earnings (undistributed results of 2005, 2006 and 2007) in the foreseeable future.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Tax losses for which a deferred tax asset has been recognized amounting to HUF 496 million will expire in 2008, while the remaining balance of tax losses of 2,889 million is not subject to statutory limitations. For tax losses in an amount of HUF 4,883 million no deferred tax asset was recognized as at December 31, 2007. Most of these can be utilized without time limitation.

9.5 Investment tax credits

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets. As these investment tax credits are of a governmental grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the deferred tax expense.

F-62

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of broadband investment	Amount of tax credit earned	Tax credit utilized	Accretion recognized in tax expense to date	Tax credit carried forward at December 31, 2007
2003	6,208	2,633	(3,763)	1,130	—
2004	6,913	3,067	(1,759)	823	2,131
2005	14,606	5,739	(2,161)	748	4,327
2006	15,564	4,272	(154)	353	4,471
2007	12,362	3,014	(355)	—	2,659
Total	55,653	18,725	(8,192)	3,054	13,588

			Expires in	2015	6,458
				2016	4,471
				2017	2,659
					13,588

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

9.6 Tax reviews

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

10 Inventories

	At December 31,
	2006	2007
	(in HUF millions)
Cables, wires and other materials, work-in-progress and advances	3,745	3,125
Inventory for resale	7,904	8,454
Subtotal	11,649	11,579
Less allowances for obsolete inventory	(1,189)	(927)
	10,460	10,652

11 Non current assets held for sale

Non current assets held for sale include land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

F-63

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Property, plant and equipment - net

	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total
	in HUF millions
At January 1, 2006
Cost	6,743	124,636	931,111	143,832	1,206,322
Accumulated depreciation	(1,808)	(23,467)	(493,159)	(104,850)	(623,284)
Carrying amount	4,935	101,169	437,952	38,982	583,038

Of which held for sale					(2,302)
					580,736

Carrying amount - January 1, 2006	4,935	101,169	437,952	38,982	583,038
Exchange differences	2	(14)	194	37	219
Acquisitions	—	134	518	1,321	1,973
Additions	123	4 217	57,070	13,005	74,415
Disposals	(187)	(3,254)	(701)	(394)	(4,536)
Impairment charge	(85)	(174)	(1,404)	(64)	(1,727)
Depreciation charge	(172)	(3,400)	(78,151)	(13,934)	(95,657)
Carrying amount - December 31, 2006	4,616	98,678	415,478	38,953	557,725

At December 31, 2006
Cost	6,654	124,145	972,654	154,113	1,257,566
Accumulated depreciation	(2,038)	(25,467)	(557,176)	(115,160)	(699,841)
Carrying amount	4,616	98,678	415,478	38,953	557,725

Of which held for sale					(6,825)
					550,900

Carrying amount - January 1, 2007	4,616	98,678	415,478	38,953	557,725
Exchange differences	4	74	180	750	1,008
Acquisitions	—	2	366	123	491
Additions	24	13,560	51,380	10,944	75,908
Disposals	—	(3,229)	(454)	(1,705)	(5,388)
Impairment charge	—	(94)	(32)	—	(126)
Depreciation charge	(143)	(2,286)	(79,147)	(8,918)	(90,494)
Reclassifications	267	(7,680)	25,741	(18,328)	—
Carrying amount - December 31, 2007	4,768	99,025	413,512	21,819	539,124

At December 31, 2007
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)
Carrying amount	4,768	99,025	413,512	21,819	539,124

Of which held for sale					(4,393)
					534,731

The closing balance of Property, plant and equipment includes assets in the course of construction in an amount of HUF 27,633 million as at December 31, 2007 (2006: HUF 19,232 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

F-64

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions include the fair value of the assets of the companies that were acquired by Magyar Telekom in the reported years.

Additions to property, plant and equipment are shown net of the investment tax credit related to broadband investments of HUF 3,561 million in 2007 (2006: HUF 3,109 million). For more details, see Note 9.5.

Impairment losses charged in 2007 relate to the WLAN assets deployed in rural areas of Hungary. It was established that the recoverable amount of these assets based on the value in use calculations was lower than the carrying amount. Value in use was determined using discounted cashflow analyses. The discount rates used were 11.6% to 12.0%.

Impairment losses charged in 2006 relate to various assets, the recoverable amounts of which were defined based on the respective assets’ values in use as these were found higher than their fair value less cost to sell. Value in use was determined using discounted cashflow analyses. The discount rates used were in the range of 11.49 -11.86% in 2006.

Reclassifications between PPE categories are the result of the unification of disclosure of PPE of the fixed line and mobile business from January 1, 2007, after the merger of the Company and T-Mobile HU. A large number of various assets were reclassified to ensure consistent disclosures between the business units.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2007 the gross book value of the leased back assets is HUF 2,460 million (2006: HUF 1,134 million) and the net book value is HUF 1,407 million (2006: HUF 903 million).

Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2007 the gross book value of the leased assets is HUF 2,593 million (2006: HUF 1,142) and the net book value is HUF 1,828 million (2006: HUF 1,057 million).

Included in telecommunications equipment at December 31, 2007 are assets leased under operating lease contracts to customers with a gross book value of HUF 7,029 million (2006: HUF 7,744 million) and net book value of HUF 2,514 million (2006: HUF 2,125 million). Depreciation for the year of these assets amounted to HUF 808 million (2006: HUF 876 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

As a result of the annual review of the useful life of the Group’s assets, the lives of certain assets were changed as of January 1, 2007 due to technical obsolescence. These assets mainly included software, and the change in life resulted in HUF 132 million higher depreciation expense in 2007.

HUF 1,859 million of PPE has restricted titles as at December 31, 2007 (2006: HUF 2,369 million), which serve as pledges for loans or other borrowings (mainly finance leases).

F-65

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Intangible assets - net

	Goodwill	Software	Concessions and licenses	Other	Total
	in HUF millions
At January 1, 2006
Cost	232,157	110,038	40,139	18,502	400,836
Accumulated amortization	—	(65,893)	(10,361)	(4,785)	(81,039)
Carrying amount	232,157	44,145	29,778	13,717	319,797

Carrying amount - January 1, 2006	232,157	44,145	29,778	13,717	319,797
Exchange differences	(78)	84	4	98	108
Acquisitions	13,070	391	177	6,726	20,364
Additions	—	16,379	7	72	16,458
Disposals	—	(122)	—	—	(122)
Impairment	—	—	—	(1,346)	(1,346)
Amortization charge	—	(17,659)	(2,741)	(3,119)	(23,519)
Carrying amount - December 31, 2006	245,149	43,218	27,225	16,148	331,740

At December 31, 2006
Cost	245,149	121,675	40,705	21,917	429,446
Accumulated amortization	—	(78,457)	(13,480)	(5,769)	(97,706)
Carrying amount	245,149	43,218	27,225	16,148	331,740

Carrying amount - January 1, 2007	245,149	43,218	27,225	16,148	331,740
Exchange differences	185	51	1,629	(1)	1,864
Acquisitions	520	384	1,214	21	2,139
Additions	—	15,441	11,564	1,005	28,010
Disposals	—	(216)	(1,606)	(46)	(1,437)
Impairment	—	—	—	—	—
Amortization charge	—	(18,583)	(3,020)	(3,372)	(24,975)
Reclassifications	458	2,931	(1)	(3,502)	(115)
Carrying amount - December 31, 2007	246,312	43,657	37,005	10,253	337,227

At December 31, 2007
Cost	246,312	139,415	54,262	19,818	459,807
Accumulated amortization	—	(95,758)	(17,257)	(9,565)	(122,580)
Carrying amount	246,312	43,657	37,005	10,253	337,227

Acquisitions include the assets of the companies that were acquired by Magyar Telekom in the reported years and the goodwill arising on these acquisitions.

The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

Reclassifications between intangible asset categories are mainly the result of the unification of disclosure of Intangible assets of the fixed line and mobile business from January 1, 2007, after the merger of the Company and T-Mobile HU. A large number of various assets were reclassified to ensure consistent disclosures between the business units.

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in all cases that the carrying amount of goodwill allocated to the cash generating units did not suffer impairment as the recoverable amounts of the CGUs based on fair values determined using discounted projected cashflows proved to be higher than the carrying values. Consequently, no goodwill impairment was charged in

F-66

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

any of the reported years. The cashflows attributable to the national CGUs were projected for the coming ten years with terminal values determined.

The most significant amounts of goodwill are allocated to the T-Mobile segment. Beyond the 10-year planning period, the perpetual growth rates applied in the T-Mobile segment calculations were determined from 0.5% to 2.0% depending on the country of operations. The weighted average cost of capital was determined at 12.66% for T-Mobile HU, 11.61% for T-Mobile MK and 11.33% for T-Mobile CG.

The most significant individual intangible assets as of December 31, 2007 are listed in the table below.

		Remaining
	Carrying amount	useful life
Description	in HUF millions	(years)
Goodwill – T-Mobile segment	208,275	—
Goodwill - T-Com segment	33,174	—
Goodwill - T-Systems segment	4,863	—
T-Mobile HU UMTS licence	14,272	12
T-Mobile HU GSM licence (Note 1.3.4)	10,358	9
T-Mobile HU DCS 1800 licence	6,468	7
Other intangible assets	59,817	7
	337,227

14 Investments in associates and joint ventures

	For the year ended
	December 31,
	2006	2007
	(in HUF millions)

Opening balance	5,020	5,771
TSH becomes a subsidiary	—	(1,689)
Capital injection to TSH	205	—
Share of associates’ and joint ventures’ profits	703	934
Dividends	(157)	(72)
Sale of T-Systems RIC	—	(11)
Additions	—	3
Closing balance	5,771	4,936

The following table shows the total assets and liabilities as at December 31, 2007, and revenues and profit for the year ended December 31, 2007 of the major associates and joint ventures of the Group.

		IKO
		Telekom
		Média	Magyar
	Hunsat	Holding	RTL
	(in HUF millions)
Total assets	1,247	6,267	30,198
Total liabilities	1,333	1	17,361
Revenues	3,289	—	33,086
Profit for the year	177	1,497	3,888

F-67

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 Other non current assets

Other non current assets mainly include long-term prepaid employee benefits.

16 Financial liabilities to related parties

Related party loans are taken from Deutsche Telekom International Finance (DTIF), the treasury vehicle of Deutsche Telekom Group, and are denominated in HUF.

The table below shows the details of the loans outstanding as at December 31, 2007 and the related accrued interest.

	Carrying
	amount	Interest	Fixed /
	(HUF millions)	rate (%)	variable	Repayable

Due within 1 year	20,000	8.21	fixed	May 2008
Accrued interest	5,210
	25,210

	9,487	7.56	variable	Jan 2009
	5,000	9.68	fixed	Sep 2009
	25,000	9.61	fixed	Oct 2009
	28,000	7.69	variable	Oct 2009
	20,000	7.53	fixed	Oct 2009
	9,487	7.56	variable	Jan 2010
	30,000	7.66	fixed	Jul 2010
	9,486	7.56	variable	Jan 2011
	34,000	7.21	fixed	Jul 2011
	9,486	7.56	variable	Jan 2012
	40,000	8.71	fixed	May 2012
	9,486	7.56	variable	Jan 2013
	25,000	7.26	fixed	Oct 2013
Due after 1 year	254,432

	279,642

The table below shows the carrying amounts and fair values of the related party loans

	At December 31,
	2006		2007
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
At fixed rate	184,000	188,914	199,000	206,958
At variable rate	75,432	75,432	75,432	75,432
Total related party loans	259,432	264,346	274,432	282,390

F-68

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average interest rate on related party loans was 7.95% in 2007 (8.45% in 2006, 8.45% in 2005).

The majority of the Group’s related party loans is subject to fixed interest rates that are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the liabilities.

17 Other financial liabilities

		At December 31,
		2006	2007
		(in HUF millions)
Bank loans	(a)	28,846	40,506

Finance lease payable (Note 32.1)		412	659
Accrued interest		298	1,474

Other		347	2,027

Total other financial liabilities – current		29,903	44,666

Bank loans	(a)	18,250	52,204

Finance lease payable (Note 32.1)		2,324	2,711
Other		123	123

Total other financial liabilities – non current		20,697	55,038

(a) Bank loans

		As at December 31,
		2006	2007
		(in HUF millions)
Current bank loans		28,846	40,506
Non current bank loans		18,250	52,204
Total bank loans	(a)	47,096	92,710

Bank loans analyzed by currency are as follows:
HUF		47,096	81,130
EUR		—	11,484
Other		—	96
		47,096	92,710

Principal repayments of bank loans fall due:

F-69

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Maturity
	as at December 31,
Year	2006	2007
	(in HUF millions)

Within 1 year	28,846	40,506
1-5 years	18,250	52,108
After 5 years	—	96
	47,096	92,710

Loans totaling HUF 30,136 million at December 31, 2007 are revolving loans (2006: HUF 17,708 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The following table shows the weighted average interest rates of bank loans as at December 31, 2007.

	Maturities
						There-
	2008	2009	2010	2011	2012	after	Total
	(in HUF millions, except percentages)

Bank loans (HUF denominated)
At variable rate	37,128	28,014	4,565	423	—	—	70,130
Average interest rate	7.70	7.79	7.88	8.23	—	—	7.75
At fixed rate	—	—	—	11,000	—	—	11,000
Average interest rate	—	—	—	7.83	—	—	7.83
Total	37,128	28,014	4,565	11,423	—	—	81,130

Bank loans (EUR denominated)
At variable rate	—	—	3,040	—	—	—	3,040
Average interest rate	—	—	4.94	—	—	—	4.94
At fixed rate	3,378	3,378	1,688	—	—	—	8,444
Average interest rate	4.95	4.95	4.95	—	—	—	4.95
Total	3,378	3,378	4,728	—	—	—	11,484

Bank loans (other currencies - BGN)
At variable rate	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
At fixed rate	—	—	—	—	—	96	96
Average interest rate	—	—	—	—	—	5.52	5.52
Total	—	—	—	—	—	96	96

Total bank loans	40,506	31,392	9,293	11,423	—	96	92,710

The weighted average interest rate on bank loans was 7.41% in 2007 (7.86% in 2006, 6.53% in 2005).

F-70

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2006		2007
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
HUF denominated bank loans
At fixed rate	3,372	3,372	11,000	12,067
At variable rate	43,724	43,724	70,130	70,130
	47,096	47,096	81,130	82,197
EUR denominated bank loans
At fixed rate	—	—	8,444	8,617
At variable rate	—	—	3,040	3,040
	—	—	11,484	11,657
Bank loans denominated in other currencies (BGN)
At fixed rate	—	—	—	—
At variable rate	—	—	96	96
	—	—	96	96
Total bank loans	47,096	47,096	92,710	93,950

Variable interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to variable interest rates, which are exposed to cashflow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

(b) Credit facilities

At December 31, 2007, Magyar Telekom had un-drawn committed credit facilities of HUF 48,352 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18 Trade payables

	At December 31,
	2006	2007
	(in HUF millions)

Payable to DT Group companies	6,207	7,524
Payable to associates and joint ventures	1,287	9
Other trade payables	73,898	80,456
	81,392	87,989

F-71

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 Provision

		Customer			Fixed to
		loyalty	Legal		mobile IC
In HUF millions	Severance	programs	cases	MTIP	fees	Other	Total

January 1, 2006	3,629	1,907	2,645	256	2,950	1,777	13,164
Acquired through business combinations	—	—	—	—	—	154	154
Amounts utilized / retired	(2,639)	(1,837)	(2,455)	(199)	—	(1,145)	(8,275)
Additions	3,063	1,965	2,462	132	1,640	2,232	11,494
December 31, 2006	4,053	2,035	2,652	189	4,590	3,018	16,537

Acquired through business combinations	—	—	—	—	—	179	179
Amounts utilized / retired	(3,589)	(645)	(542)	(158)	—	(2,328)	(7,262)
Additions	14,258	1,064	3,542	40	2,394	2,945	24,243
December 31, 2007	14,722	2,454	5,652	71	6,984	3,814	33,697

Of which current	13,703	751	4,422	13	—	1,922	20,811

Of which non current	1,019	1,703	1,230	58	6,984	1,892	12,886

Magyar Telekom does not expect any reimbursement with regards the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1 Severance

The provision for severance as at December 31, 2007 mostly relates to the major restructuring of Magyar Telekom Plc’s operations from January 1, 2008, and impact all functions of the Company. The provision for severance as at December 31, 2006 mostly related to the employee terminations in 2007 in Macedonia and Montenegro.

1,704 employees were dismissed in 2007 (2006: 771), related to which severance payments were made. The balance of provision as at December 31, 2007 relates to 813 employees (2006: 499) working in all functions of the Group.

The total payments made in relation to employee termination in 2007 amounted to HUF 14,652 million (2006: HUF 6,099 million), of which HUF 3,589 million was charged against the provision as at December 31, 2006, while the rest was recognized as employee related expense in 2007. The total payments made in relation to employee termination in 2006 amounted to HUF 6,099 million, of which HUF 2,639 million was charged against the provision as at December 31, 2005, while the rest was recognized as employee related expense in 2006.

19.2 Customer loyalty

Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized. The provision is recognized against revenues.

F-72

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.3 Legal cases

Provisions for legal cases mainly include amounts expected to be paid to tax, regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. The balance also includes amounts expected to be paid as compensation for loss of value to owners of real estates, allegedly caused by cellular base stations installed on neighboring sites. There are numerous legal cases for which provisions were recognized, of which the significant ones are described below.

19.3.1 Alleged abuse of dominant market position in Macedonia

In February 2007, a procedure was initiated against MakTel, by the Commission for protection of competition (CPC), upon request from UNET, a local Internet Service Provider, for abusing dominant position on the market for access to digital leased lines (DLL). In September 2007, the CPC brought a decision determining that MakTel had a dominant position on the leased lines market and that it abuses its dominant position. Executing the decision, MakTel submitted description of the wholesale DLL offer to the CPC, which is still under CPC’s scrutiny. No misdemeanor procedure has so far been initiated by the CPC. Given the provisions of the Law for protection of the competition regarding the penalty in case of misdemeanor procedure a provision of HUF 418 million was recognized in 2007.

T-Mobile MK is alleged to have been misusing its dominant market position by the CPC regarding its service Maily (which is the trade name for the voice mail service (“VMS”)) and based on its findings, the same authority started a misdemeanor procedure against T-Mobile MK. Management believes that the probability for payment of certain regulatory penalties is rather high and the amount of the penalty is estimated up to the revenue earned from the Maily service for the period of the alleged misdemeanor duration (as of the start of the service until the procedure has been initiated), in an amount of HUF 752 million, which was provided for in 2007.

19.3.2 Employee termination disputes in Montenegro

In 2005, CT offered a voluntary lay-off program with beneficial terms for employees accepting the offer. In 2006, CT announced another voluntary redundancy which had even more beneficial terms. After the announcement of the 2006 program, employees laid off in 2005 believe that they had been misled about the conditions of the lay-off. These former employees have announced that unless CT indemnifies them for the difference in the terms between the 2006 and 2005 programs, they would sue for being mislead in 2005. In 2007, 236 former employees of CT started misdemeanor procedures against CT in an amount of EUR 3.5 million arguing that CT had misled them while they accepted the voluntary termination program in 2005. Even though management is questioning the amount of the claims, it is more likely than not, that the claimants’ approach will be accepted than that it will be rejected. Accordingly, a provision of HUF 887 million was recognized in 2007.

19.4 MTIP

For more details on the Mid-term Incentive Plan see Note 24.1.3.

19.5 Fixed to mobile IC fees

The amount provided for in this category includes amounts collected from Magyar Telekom Plc’s customers, which will probably be repayable to universal customers related to the reduced fixed to mobile termination charges, which has been accounted for as a reduction of revenues. The Company has reassessed the

F-73

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

classification of the liability as compared to December 31, 2006 considering the uncertainty about the exact timing and amount of the liability, and as a result, the liability in 2007 is disclosed as a provision as opposed to December 31, 2006, when it was disclosed as a Trade and other payables in the financial statements. Comparative amounts have been amended accordingly. The reclassification had no impact on equity, net income or EPS.

Pursuant to a decree, the Company has the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company has not fulfilled this obligation so far because the mobile operators - referring to their lawsuits against the NHH resolutions - did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company. It is difficult to predict the final decision of the Court with regard to these cases. Nevertheless, even if the lawsuits are decided in favor of the mobile operators, we believe that the NHH will be required to perform a new procedure to determine the mobile termination prices, which is expected to result in the same or very similar, reduced F2M termination fees.

Even though the lawsuits initiated by the mobile operators have not been concluded, the NHH called upon the Company to repay the difference to its universal customers. There are ongoing negotiations with NHH to determine the form of settlement of the difference with the Company’s universal customers, the conclusion of which can have a significant impact on the final amount and timing of the liability. Magyar Telekom has set up a provision based on management’s best estimate, considering the early stage of such negotiations.

19.6 Other provisions

Other provisions as at December 31, 2007 include asset retirement and guarantee obligations and further other individually small items.

20 Other current liabilities

	At December 31,
	2006	2007
	(in HUF millions)
Deferred revenue and advances received	11,779	13,939
Other taxes and social security	13,162	13,327

Salaries and wages	7,033	9,500
Dividend payable to MagyarCom GmbH	45,074	—
Dividend payable to others	31,091	151
Other liabilities	2,459	5,060
	110,598	41,977

Dividend payable decreased significantly as the General Meeting of Magyar Telekom Plc. approved the 2005 financial statements only in December 2006, therefore, the dividend was paid in January 2007. The delay in 2006 was a result of the investigation (Note 1.2).

F-74

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 Other non current liabilities

		At December 31,
		2006	2007
		(in HUF millions)

EKG payable	(a)	5,117	3,293
Other		3,613	2,504
		8,730	5,797

(a)          During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring these back to the government at the end of the term free of charge. During the term of the agreement, the Company has exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability.

22 Revenue

		For the year ended December 31,
		2005	2006	2007
		(in HUF millions)
Fixed line revenues
Voice retail		197,679	182,280	159,772
Voice wholesale		25,579	28,691	30,319
Internet		39,783	49,733	57,796
Data		26,792	27,121	27,440
Multimedia		15,037	17,506	18,102
Equipment		5,205	4,249	5,395
Other fixed line revenues		10,108	9,607	10,509
Total Fixed line revenue		320,183	319,187	309,333

Mobile revenues
Voice		225,003	240,285	248,594
Non voice		36,539	40,258	45,068
Equipment and activation		23,472	25,280	23,121
Other mobile revenues	(a)	834	21,507	8,984
Total Mobile revenue		285,848	327,330	325,767

System integration and IT
System integration		7,354	11,494	19,715
IT		1,669	13,185	21,846
Total System integration and IT revenue		9,023	24,679	41,561

Total revenue		615,054	671,196	676,661

(a)          Other mobile revenues mainly include the revenues of Pro-M. In November 2005 the Company concluded an agreement to build a wireless network (using TETRA technology) for the exclusive use of certain

F-75

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

organizations (e.g. police, ambulance, etc.). The agreement has a 10 year term and the Company committed to build the network by January 31, 2007 and provide operation and maintenance services throughout the term for a fixed annual fee. The Company founded a subsidiary (Pro-M), which will be responsible for providing the services. During 2006 the Group evaluated the impact of this agreement considering also the requirements of IFRIC 4 and concluded that the agreement included a lease element which was determined to be of a finance lease nature. The service is provided to one buyer, the Hungarian Government, and required the construction of a customer specific asset, the Group accounts separately for the sale type lease (mainly in 2006) and the continuous telecommunications services provided on the network.

23 Expenses directly related to revenues

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Voice, data and internet related payments	86,794	91,102	86,244
Material cost of telecommunications equipment sold	37,221	59,714	41,957
Payments to other subcontractors and agents	21,593	32,737	52,984
	145,608	183,553	181,185

24 Employee related expenses

		For the year ended December 31,
	Note	2005	2006	2007
		(in HUF millions)
Short term benefits		90,605	92,638	99,459
Share based payments	24.1	270	281	(134)
Termination benefits		5,142	6,523	25,332
Total before capitalization		96,017	99,442	124,657
Expenses capitalized		(3,234)	(4,189)	(4,481)
		92,783	95,253	120,176

Total costs expensed in relation to defined contribution plans (including social security)		21,797	21,737	28,791

Closing number of employees		11,919	12,341	11,723

24.1 Share-based compensation

24.1.1 Management share option plan

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares. Consequently, the Company issued 4,900,000 shares on July 1, 2002, which were repurchased immediately as treasury shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third

F-76

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

tranches (exercisable in 2004 and 2005). As the Company’s share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options had a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

The option with respect to a maximum of one-third of the shares that could be purchased under the first tranche was exercisable from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that could be purchased under the second tranche was exercisable from July 1, 2004 until the end of the term. The option with respect to the rest of the shares that could be purchased under the third tranche was exercisable from July 1, 2005 until the end of the term.

As the management share option plan did not fall into the scope of IFRS 2 — Share based Payments, the Group did not recognize compensation expense in any of the periods.

The table below shows the movements in the number of management stock options in thousands.

				Average exercise
	2005	2006	2007	price (HUF)
Opening number of share options	3,207	1,929	1,307	944
Number of share options exercised	(991)	(539)	(414)	944
Forfeited share options	(287)	(83)	(893)	944
Closing number of share options	1,929	1,307	—	—

Number of exercisable options at end of year	1,929	1,307	—	—

The average share price on the exercise dates in 2007 was HUF 985 (HUF 1,060 in 2006).

24.1.2 The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options was determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vested after one year, another one third vested two years after the grant date, while the last third vested after three years. The options are exercisable for ten years after the grant date. The Group recognized compensation expense in an amount of HUF 36 million in 2006 (2005: HUF 84 million) among employee related expenses against equity (Reserve for equity settled share based transactions).

In 2006, the former CEO resigned and exercised his remaining options from 2003 and 2004. Although the last third of the 2004 grant would not have been exercisable, the resignation agreement concluded between the Company and the CEO allowed the early exercising of these 487 thousand options. Further, the settlement was concluded in cash even though the plan was originally intended as equity settled. The options granted in 2000 remain exercisable with the original conditions. The closing share price on the exercise date was HUF 1,060.

F-77

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the details of the CEO’s share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand) – in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand) – in 2006	—	—	—	(206)	(975)	(1,181)

Outstanding (thousand) at December 31, 2007	103	—	—	—	—	103

Exercisable (thousand) at December 31, 2007	103	—	—	—	—	103

Exercise price in USD	7.36	2.93	3.48	3.62	3.87

Remaining contractual life at December 31, 2007 (years)	2.5	—	—	—	—

24.1.3 Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

The first tranche of the program spanned the period between January 1, 2004 and December 31, 2006. The second tranche of the program spanned the period between January 1, 2005 and December 31, 2007, the third tranche of the program spans the period between January 1, 2006 and December 31, 2008, while the fourth tranche of the program spans the period between January 1, 2007 and December 31, 2009. Participants include top and senior managers of the Group.

At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, HUF 843 at the grant date of the second tranche, HUF 949 at the grant date of the third tranche and HUF 1,012 at the grant date of the fourth tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments.

These target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value

F-78

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

The 2004 program ended on December 31, 2006. The absolute performance target was met, while the relative target was not. The 2005 program ended on December 31, 2007. Neither of the targets was met.

The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.4.

25 Other operating expenses

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Materials, maintenance and service fees	60,696	71,586	69,034
Marketing	24,888	21,868	20,152
Fees and levies	13,455	14,919	15,640
Consulting	7,571	11,301	12,818
Rental and operating lease	9,039	9,977	9,304
Bad debt expense	6,266	5,066	5,136
Other expenses	6,317	2,608	3,310
	128,232	137,325	135,394

Other expenses in 2005 include HUF 2,059 million paid under four consulting contracts entered into by the Group, as to which the Company has not been able to obtain sufficient evidence that Company or its subsidiaries received adequate value. See Note 1.2 for more details.

26 Other operating income

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Compensation for rebranding (Note 33.1)	7,281	1,435	229
Gain on sale of PP&E, Intangible assets and assets held for sale	728	2,140	3,203
Other operating income	—	—	569
	8,009	3,575	4,001

F-79

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 Finance expenses

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Interest expense	31,340	27,325	31,147
Other finance expenses	3,157	2,831	4,039
Less: Interest capitalized	—	(54)	—
	34,497	30,102	35,186

Other finance expenses mainly include bank charges.

The capitalization rate used in 2006 to determine the amount of borrowing costs eligible for capitalization is 3 month BUBOR + 0.17525%.

28 Finance income

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Gain on sale of financial instruments	—	1,190	828
Gains / (losses) on the valuation of derivative financial instruments	—	377	(139)
Net foreign exchange gains / (losses)	1,014	(659)	(1,481)
Finance lease interest income	—	480	1,675
Interest and other finance income	1,982	3,304	4,334
	2,996	4,692	5,217

29 Purchase of property, plant and equipment and intangible assets

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Additions to property, plant and equipment	75,705	74,415	75,908
Additions to intangible assets	23,669	16,458	28,010
Total additions to tangible and intangible assets	99,374	90,873	103,918

Recognition of investment tax credit (Note 9.4)	5,373	3,109	3,561
Change in payables relating to capital expenditures	(1,160)	2,808	(4,382)
	103,587	96,790	103,097

The Group had no significant non cash transactions in any of the reported years.

F-80

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 Purchase of subsidiaries and business units

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

KFKI	—	9,840	—
Dataplex	—	5,148	—
Orbitel	—	1,982	—
CT	35,927	—	—
T-Systems Hungary	—	—	60
Stonebridge / MakTel	—	16,579	—
Other	—	1,778	650
Total purchase of subsidiaries and business units	35,927	35,327	710

Other items include the consideration paid for smaller business combinations and for additional shares of ownership in subsidiaries already consolidated.

31 Segment information

In 2007, Magyar Telekom has changed its management structure, whereby instead of the past two operating segments (Fixed line and Mobile) the Group is now managed along four segments. This practically means the further split of the old Fixed line segment into three segments (T-Com, T-Systems and Group headquarters and Shared services). The comparative information has been restated accordingly. The mobile segment’s new name is T-Mobile.

The T-Com segment is the primary fixed line telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, T-Com is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services.

The T-Mobile segment provides digital services in various frequency bandwidths in Hungary, Macedonia and Montenegro and also includes the professional mobile services provided by Pro-M in Hungary.

The T-Systems segment provides fixed line telecommunications services in Hungary to the largest 3,200 customers of Magyar Telekom Plc. Further, T-Systems also provides system integration and information technology related services and products to business clients in Hungary.

The Group headquarters and Shared services (GHS) segment includes the activities of the Magyar Telekom headquarters, including the Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions of the Group’s management. GHS is disclosed voluntarily as a segment regardless of its size and activities.

The segments’ revenues include revenues from external clients as well as the internal revenues generated from other segments for telecommunications as well as support services.

The segments’ depreciation, amortization and impairment expenses include the aforementioned expenses related to the intangible assets and PPE allocated to the segments.

The segments’ results are monitored to Operating profit. The financial results, the share of associates’ and joint ventures’ profits and tax expenses as well as the minority interests are not allocated to the segments, as these items are managed at Group level.

F-81

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets allocated to the segments exclude Cash and cash equivalents, Other current financial assets and Non current financial assets and Current and Deferred tax assets, which are managed at Group level. All other assets are allocated to the segments.

Liabilities allocated to the segments exclude Financial liabilities and Current and Deferred tax liabilities, which are managed at Group level. All other liabilities are allocated to the segments.

31.1 Primary reporting format

The following tables present a summary of operating results of the Group by business segment. The segments presented below are substantially consistent with the format used by the Company’s Management Committee.

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)

Revenues
T-Com revenues from external customers	275,016	272,822	273,275
T-Com revenues from other segments	30,340	42,421	34,426
Total revenues of T-Com	305,356	315,243	307,701

T-Mobile revenues from external customers	285,848	327,330	325,724
T-Mobile revenues from other segments	23,035	22,236	21,146
Total revenues of T-Mobile	308,883	349,566	346,870

T-Systems revenues from external customers	50,803	63,423	75,034
T-Systems revenues from other segments	6,198	1,946	3,898
Total revenues of T-Systems	57,001	65,369	78,932

GHS revenues from external customers	3,387	7,621	2,628
GHS revenues from other segments	18,628	18,776	21,109
Total revenues of GHS	22,015	26,397	23,737

Less: Inter-segment revenue	(78,201)	(85,379)	(80,579)

Total revenue of the Group	615,054	671,196	676,661

F-82

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Depreciation and amortization

Impairment of tangible and intangible assets	316	2,457	—
Other depreciation and amortization	58,684	65,004	57,473
T-Com	59,000	67,461	57,473

Impairment of tangible and intangible assets	75	616	126
Other depreciation and amortization	42,716	46,559	47,323
T-Mobile	42,791	47,175	47,449

Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	1,962	3,611	5,867
T-Systems	1,962	3,611	5,867

Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	10,933	4,002	4,806
GHS	10,933	4,002	4,806

Total depreciation and amortization of the Group	114,686	122,249	115,595

Segment results (Operating profit)

T-Com	66,162	56,300	54,096
T-Mobile	87,524	92,772	101,855
T-Systems	20,823	12,134	5,966

GHS	(32,755)	(24,815)	(33,605)
Total operating profit of the Group	141,754	136,391	128,312

Additions to PPE and Intangible assets

Additions to Goodwill	—	6,317	—
Other additions due to business combinations	26,195	3,090	50
Purchases of tangible and intangible assets	43,158	38,574	39,433
T-Com	69,353	47,981	39,483

Additions to Goodwill	5,122	2,285	507
Other additions due to business combinations	12,450	—	—
Purchases of tangible and intangible assets	46,322	40,236	55,903
T-Mobile	63,894	42,521	56,410

Additions to Goodwill	—	4,468	13
Other additions due to business combinations	—	6,177	2,060
Purchases of tangible and intangible assets	5,078	5,853	3,316
T-Systems	5,078	16,498	5,389

Purchases of tangible and intangible assets	4,816	6,210	5,266
GHS	4,816	6,210	5,266

Total Group	143,141	113,210	106,548

F-83

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31,
	2006	2007
	(in HUF millions)
Assets

Goodwill	32,710	33,174
Associates and joint ventures	4,071	4,933
Assets held for sale	1,878	636
Other assets	413,041	390,481
T-Com	451,700	429,224

Goodwill	207,738	208,275
Assets held for sale	888	—
Other assets	248,328	260,796
T-Mobile	456,954	469,071

Goodwill	4,701	4,863
Associates and joint ventures	1,700	—
Assets held for sale	739	739
Other assets	31,512	32,550
T-Systems	38,652	38,152

Assets held for sale	3,320	3,018
Other assets	62,487	62,418
GHS	65,807	65,436

Inter-segment elimination	(17,911)	(5,987)
Total segment assets	995,202	995,896

Unallocated assets	136,393	139,682
Total assets of the Group	1,131,595	1,135,578

Liabilities

T-Com	54,595	65,274
T-Mobile	49,153	58,348
T-Systems	9,307	20,127
GHS	104,437	34,829

Inter-segment elimination	(17,911)	(5,987)
Total segment liabilities	199,581	172,591

Unallocated liabilities	338,847	381,294
Total liabilities of the Group	538,428	553,885

31.2 Secondary reporting format

Magyar Telekom’s segments primarily operate in Hungary, Macedonia and Montenegro. The Group also has Fixed line operations in Romania, Bulgaria and Ukraine, which are shown in one amount in the table below. The geographical segment reporting information is included in the tables below.

F-84

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Revenues

Revenue generated in Hungary	526,947	565,770	565,750
Less: inter-segment revenue	(1,020)	(2,254)	(3,474)
Revenue from external customers – Hungary	525,927	563,516	562,276

Revenue generated in Macedonia	67,547	74,056	74,332
Less: inter-segment revenue	(311)	(760)	(525)
Revenue from external customers – Macedonia	67,236	73,296	73,807

Revenue generated in Montenegro	20,521	30,683	35,747
Less: inter-segment revenue	(62)	(229)	(491)
Revenue from external customers – Montenegro	20,459	30,454	35,256

Revenue generated in other countries	2,133	4,784	6,489
Less: inter-segment revenues	(701)	(854)	(1,167)
Revenue from external customers – other countries	1,432	3,930	5,322

Total revenue of the Group	615,054	671,196	676,661

Additions to PPE and Intangible assets

Additions to Goodwill	—	10,377	520
Other additions due to business combinations	—	9,138	2,110
Purchases of tangible and intangible assets	84,764	77,875	83,538
Hungary	84,764	97,390	86,168

Additions to Goodwill	—	1,724	—
Other additions due to business combinations	—	—	—
Purchases of tangible and intangible assets	9,052	7,340	9,880
Macedonia	9,052	9,064	9,880

Additions to Goodwill	5,122	—	—
Other additions due to business combinations	38,645	—	—
Purchases of tangible and intangible assets	4,278	3,541	6,974
Montenegro	48,045	3,541	6,974

Additions to Goodwill	—	969	—
Other additions due to business combinations	—	129	—
Purchases of tangible and intangible assets	1,280	2,117	3,526
Other countries	1,280	3,215	3,526

Total Group	143,141	113,210	106,548

F-85

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31,
	2006	2007
	(in HUF millions)
Assets
Hungary	803,422	812,311
Macedonia	138,879	135,623
Montenegro	47,558	49,909
Other countries	6,690	8,352
Total	996,549	1,006,195

Inter-segment elimination	(1,347)	(10,299)
Total segment assets	995,202	995,896

Unallocated assets	136,393	139,682
Total assets of the Group	1,131,595	1,135,578

32 Commitments

32.1 Finance lease —Group as lessee

Finance leases in 2006 and 2007 relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. The average contract term of these leases is 10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2006 and 2007 are as follows:

	2006			2007
Amounts in HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
Within 1 year	124	274	398	222	324	546
1-5 years	668	794	1,462	872	866	1,738
After 5 years	585	280	865	561	247	808
Total	1,377	1,348	2,725	1,655	1,437	3,092

Finance leases other than sale and lease back in 2007 mainly relate to vehicles and IT equipment. The average contract term of the leases is 3-5 years.

F-86

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2006 and 2007 are as follows:

	At December 31, 2006			At December 31, 2007
Amounts in HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	288	99	387	437	163	600
1-5 years	1,071	129	1,200	1,131	280	1,411
After 5 years	—	—	—	147	19	166
Total	1,359	228	1,587	1,715	462	2,177

32.2 Operating lease —Group as lessee

Operating lease commitments are mainly in respect of the rental of cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
Amounts in HUF millions	2006	2007

Within 1 year	6,869	7,360
1-5 years	18,813	19,801
After 5 years	17,667	15,668
Total	43,349	42,829

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases.

32.3 Finance lease —Group as lessor

Future lease receivables under finance leases at December 31, 2006 and 2007 are as follows:

	At December 31, 2006			At December 31, 2007
Amounts in HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt

Within 1 year	1,856	1,330	3,186	4,011	1,617	5,628
1-5 years	8,907	4,690	13,597	9,742	3,928	13,668
After 5 years	7,256	902	8,158	7,816	5,971	8,787
Total	18,019	6,922	24,941	21,569	6,514	28,083

The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the income statement (Finance income).

F-87

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.4 Operating lease — Group as lessor

The following table sets forth the future minimum lease payments receivable by the Group for the operating leases of PBX equipment where Magyar Telekom is the lessor.

Amounts in HUF millions	At December 31, 2007
Minimum lease receipt

Within 1 year	2,738
1-5 years	2,446
After 5 years	12
Total	5,196

32.5 Purchase commitments for tangible assets

As of December 31, 2007, Magyar Telekom had contractual commitments for capital expenditures of HUF 12,6 billion (HUF 6.3 billion in 2006, HUF 3.2 billion in 2005) with the majority falling due within one year.

32.6 Commitments related to the extended GSM license of T-Mobile HU

The Company renewed its mobile concession contract for use of the 900 MHz frequency band that expires on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in the following two years (2008 and 2009) on further increasing mobile broadband coverage in Hungary.

33 Related party transactions

33.1 Deutsche Telekom Group

Deutsche Telekom AG is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line and mobile telecom service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding company of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides Magyar Telekom with management and consulting services.

Deutsche Telekom International Finance (DTIF) is the treasury vehicle of DT Group, which provides loan financing across the DT Group including Magyar Telekom.

The Company’s Hungarian mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other Hungarian companies were renamed in 2005. The renaming continued in 2006 in Macedonia and Montenegro. The expenditures incurred in connection with the launch and promotion of the new brands and the

F-88

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the income statement (Other operating income).

The table below summarizes the above related party transactions with DT group.

	2005	2006	2007
	(in HUF millions)

Revenues from telecom services provided to DT Group	8,056	7,127	6,729

Costs of services provided by DT Group	(11,303)	(13,016)	(11,881)

Other income from DTAG	7,281	1,435	229

Interest expense to DTIF	(24,518)	(21,389)	(23,301)

Dividend paid to MagyarCom GmbH	(43,222)	—	(88,296)
Dividend payable to MagyarCom GmbH	—	(45,074)	—

Accounts receivable from DT Group	3,711	7,991	6,878

Accounts payable to MagyarCom Services Kft	(313)	(163)	(268)
Accounts payable to other DT Group companies	(3,254)	(6,044)	(7,256)
Accrued interests payable to DTIF	(6,198)	(3,756)	(5,210)
Loans payable to DTIF	(286,648)	(259,432)	(274,432)

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2009.

33.2 Governments

Magyar Telekom provides services to Government departments and businesses in Hungary, Macedonia and Montenegro, but individually none of these customers represent a significant source of revenue.

33.3 Associates and joint ventures

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 72 million in 2007 (2006: HUF 157 million, 2005: HUF 1,376 million).

IKO-Telekom Média Holding (ITMH) is a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership. The transactions between the Group and ITMH are insignificant.

M-RTL is an associate of Magyar Telekom. M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL mainly through an interactive service provider. Consequently, the direct operating transactions between M-RTL and the Group were insignificant. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of

F-89

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

HUF 750 million in 2007 (2006: HUF 605 million, 2005: HUF 550 million).

33.4 Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 11 million in 2007 (2006: HUF 8 million, 2005: HUF 10 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 42 million in 2007 (2006: HUF 17 million, 2005: HUF 14 million).

33.5 Key management

Key management has been identified as the members of the Group’s Management Committee, which is the main operational decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
	2005	2006	2007
	(in HUF millions)

Salaries and other short-term employee benefits	670	647	978
Contractual termination expense	350	432	1,129
Share based compensation (Note 24.1)	130	112	(123)
	1,150	1,191	1,984

The Group does not provide loans to its key management.

In 2001, DT’s shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised at the end of a vesting period of three years. All options are vested as December 31, 2007. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company’s Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO’s share options.

Further, the Company’s CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.3, the difference being that the targets of the programs are tied to the performance of the DT shares. Magyar Telekom does not have any potential obligation deriving from the CFO’s participation in DT’s MTIP program.

In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the 2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs

F-90

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 20007 is estimated to be zero. No member of the current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34.Disclosures on financial instruments

34.1 Categories of financial assets and liabilities

34.1.1 Financial assets

The table below shows the categorization of financial assets as at December 31, 2006.

	Financial assets				Carrying	Fair
Assets	Loans and	Held-to-	Available-	Held for	amount	value
in HUF millions	receivables	maturity	for-sale	trading	2006	2006
Cash and cash equivalents	60,207	—	—	—	60,207	60,207
Bank deposits with original maturities over 3 months	17,633	—	—	—	17,633	17,633
Trade receivables	89,149	—	—	—	89,149	89,149
Trade receivables over one year	586	—	—	—	586	567
Employee loans	5,014	—	—		5,014	4,940
Derivative financial instruments	—	—	—	378	378	378
Other current financial assets	482	—		—	482	482
Financial assets available for sale	—	—	458	—	458	458
Other non current financial asset	2,280	—	—	—	2,280	2,269
Total	175,351	—	458	378	176,187	176,083

The table below shows the categorization of financial assets as at December 31, 2007.

	Financial assets				Carrying	Fair
Assets	Loans and	Held-to-	Available-	Held for	amount	value
in HUF millions	receivables	maturity	for-sale	trading	2007	2007
Cash and cash equivalents	47,666	—	—	—	47,666	47,666
Bank deposits with original maturities over 3 months	58,053	—	—	—	58,053	58,053
Trade receivables	95,478	—	—	—	95,478	95,478
Trade receivables over one year	619	—	—	—	619	595
Employee loans	4,610	—	—	—	4,610	4,879
Derivative financial instruments	—	—	—	57	57	57
Loans to third parties	1,334	—	—	—	1,334	1,334
Other current financial assets	636	—	—	—	636	636
Financial assets available for sale	—	—	690	—	690	690
Other non current financial asset	841	—	—	—	841	897
Total	209,237	—	690	57	209,984	210,285

F-91

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All financial instruments are recognized initially at fair value. More details are provided on subsequent measurement of financial instruments in Note 2.4.

Cash and cash equivalents, trade receivables, other current financial assets and loans to third parties mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The fair value of employee loans, trade receivables over one year and other non-current financial assets are determined by using discounted cash-flow valuation technique. The quarterly cash inflows from the employees are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

The fair value of financial instruments that are not traded in an active market (derivative financial instruments) is determined by using discounted cash-flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the balance sheet date.

Financial assets available for sale include investment in equity instruments that are measured at fair value.

Finance lease receivables (2007: HUF 21,568 million, 2006: HUF 18,019 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases.

34.1.2 Financial liabilities

The table below shows the categorization of financial liabilities as at December 31, 2006.

	Financial liabilities		Carrying
Liabilities	Measured at amortized		amount	Fair value
in HUF millions	cost	Held for trading	2006	2006
Financial liabilities to related parties	263,188	—	263,188	268,102
Bank loans	47,394	—	47,394	47,394
Trade payables	81,392	—	81,392	81,392
Dividend payable	76,165	—	76,165	76,165
Nonconvertible bonds and debentures	194	—	194	142
Other current financial liabilities	1,776	—	1,776	1,776
Other non current financial liabilities	6,405	—	6,405	5,978
Total	476,514	—	476,514	480,949

F-92

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the categorization of financial liabilities as at December 31, 2007.

	Financial liabilities		Carrying
Liabilities	Measured at amortized		amount	Fair value
in HUF millions	cost	Held for trading	2007	2007
Financial liabilities to related parties	279,642	—	279,642	287,600
Bank loans	94,184	—	94,184	95,424
Trade payables	87,989	—	87,989	87,989
Dividend payable	151	—	151	151
Nonconvertible bonds and debentures	194	—	194	146
Other current financial liabilities	1,532	—	1,532	1,532
Other non current financial liabilities	3,827	—	3,827	3,566
Total	467,519	—	467,519	476,408

The fair value of long term fixed-rate financial liabilities of a monetary nature (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is determined by using discounted cash-flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which is reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities of monetary nature or expiring within one year, approximate the fair values at the reporting date, therefore these are not revalued.

Fair value information on the financial liabilities is provided Notes 16 and 17.

Trade payables and other current financial liabilities generally have short times to maturity, therefore the values reported approximate the fair values. As dividend payable is also a short-term liability, the carrying amount is a reasonable approximation of fair value.

There is an item in other non current financial liabilities, the carrying amount of which is a reasonable approximation of fair value at December 31, 2006, as the liability was recognized in September 2006 and there were no significant changes in market interest rates in Q3 2006. The fair value of other items in other non current liabilities is determined by using discounted cash-flow valuation technique.

Finance lease liabilities (2007: HUF 3,370 million, 2006: HUF 2,736 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases.

F-93

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.2 Net gain/loss by financial instrument category

The table below shows the net gains and losses by financial instruments in 2006.

		From subsequent measurement					Net
	From	At fair	Currency	Impairment	From	From fee	gain / loss
in HUF millions	interest	value	translation	loss	derecognition	expense	2006
Loans and receivables	3,304	—	(2,457)	(5,066)	—	(2,726)	(6,945)
Held-to-maturity investments	—	—	—	—	—	—	0
Available-for-sale financial assets	—	—	—	—	1,190	—	1,190
Financial instruments held for trading	—	377	—	—	—	—	377
Financial liabilities measured at amortized cost	(26,979)	—	1,798	—	—	(105)	(25,286)
Net gain/loss of financial instruments under the scope of IAS 39	(23,675)	377	(659)	(5,066)	1,190	(2,831)	(30,664)

Finance lease net interest income (out of scope of IAS39)	188	—	—	—	—	—	188

The table below shows the net gains and losses by financial instruments in 2007.

		From subsequent measurement					Net
	From	At fair	Currency	Impairment	From	From fee	gain / loss
in HUF millions	interest	value	translation	loss	derecognition	expense	2007
Loans and receivables	4,334	—	(799)	(3,193)	—	(3,120)	(2,804)
Held-to-maturity investments	—	—	—	—	—	—	—
Available-for-sale financial assets	—	233	—	—	—	—	233
Financial instruments held for trading	—	(321)	—	—	828	—	507
Financial liabilities measured at amortized cost	(31,147)	—	(457)	—		(427)	(32,005)
Net gain/loss of financial instruments under the scope of IAS 39	(26,813)	(88)	(1,256)	(3,193)	828	(3,514)	(34,069)

Finance lease net interest income (out of scope of IAS 39)	1,183	—	—	—	—	—	1,183

There were no financial assets or liabilities, which were reclassified into another financial instrument category.

No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

The Group has pledged no financial assets as collateral for liabilities or contingent liabilities.

F-94

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

The Group does not have compound financial instruments with multiple embedded derivatives.

There were no defaults and breaches in connection with loans payable.

35. Contingent liabilities

The most significant contingent liabilities of Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these would result in economic outflows from the Group.

35.1 Compensation for unjustified termination of a contract by T-Mobile MK

In January 2002, T-Mobile MK and Newsphone signed an agreement, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-months trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by Newsphone. Newsphone initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Expertise ordered by the court to review the figures and results of the cooperation between the parties during the trial period concluded on their review mostly in favor of T-Mobile MK. Management estimates it unlikely that Newsphone would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 1,200 million. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2 Alleged abuse of dominant position by Maktel on wholesale ADSL market

In September 2007, the CPC stated that Maktel had been abusing its dominant position as it did not offer wholesale ADSL service for its competitors, while it started its own ADSL service and it also did not make 3rd party billing possible for other providers. Management estimates it unlikely that the CPC would win the court case against Maktel. The potential loss from the claim is approximately HUF 600 million. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Maktel’s competitors have sued Maktel for damage compensation based on the above decision of the CPC. Management estimates it unlikely that the competitors would win the court cases against Maktel. The potential loss from the claim is approximately HUF 1,100 million. The first instance decisions will be made by a primary court of Macedonia, the timing of which is uncertain.

35.3 Alleged abuse of dominant position by Maktel by charging administrative fee

In February 2006, the CPC initiated procedure against MakTel for abusing dominant position by charging an administrative fee to the customers in an amount of 2% of the subscribers’ bill. Starting from June, 2006 MakTel stopped charging 2% administrative fee and implemented a fixed charge for covering the costs for preparation of the bill in fixed amount. In January 2007, the CPC established that MakTel abused its dominant position by

F-95

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

charging the fixed fee and officially prohibited MakTel from charging the fixed amount or any additional amount for covering of the expenses for preparation of the bills. MakTel stopped charging the administrative fee from March 2007 showing the intention to comply with the CPC decisions. In June 2007, the CPC imposed a fine of approximately HUF 600 million for the misdemeanor Maktel had committed before discontinuing charging these fees. MakTel appealed against the above CPC resolutions, which will be decided by the Administrative Court of Macedonia. Management estimates it unlikely that the CPC would win these court cases against Maktel. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.4 Dispute around MakTel’s Reference Interconnection Offer (MATERIO)

In December 2006 the Macedonian Commission of Agency for Electronic Communications (the Agency) brought a decision requesting MakTel to change its MATERIO fees. MakTel appealed against the decision, which was rejected by the Agency. Subsequent to the rejection, MakTel submitted its adjusted MATERIO fees (calculated in accordance with the existing regulation for interconnections fees determination) to the Agency for final approval, which the Agency refused. The Agency initiated a misdemeanor procedure at a Macedonian primary court accusing MakTel of committing misdemeanor by not adjusting its MATERIO prices as per their request. Management believes that MakTel’s action can not be prescribed as misdemeanor at the time, and no misdemeanor sanction can be applied according to the general legal clauses that one cannot be convicted of misdemeanor if its action is not prescribed as misdemeanor by the law, and consequently there is no sanction prescribed for the action by law. Therefore, management estimates it unlikely that the Agency would win the court case against Maktel. The potential loss from the claim is approximately HUF 4.4 billion, as a theoretical maximum of 10% of MakTel’s annual revenue. The first instance decisions will be made by the primary court of Macedonia, the timing of which is uncertain.

35.5 Maktel’s dispute on fixed-to-mobile termination fees

In 2005, MakTel changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with mobile operators the change in retail prices automatically decreased interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Commission of Agency for Electronic Communications (Agency) a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 370 million, but the management estimates it unlikely that this would result in any loss. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

36 Events after the balance sheet date

36.1 Privatization tender for Telekom Slovenia

Following the completion of due diligence Magyar Telekom filed a binding bid in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d. on January 4, 2007. Later in January it was announced that the Company had not been selected to proceed to the next stage in the public tender process.

F-96

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.2 Termination of a significant T-Systems contract

Pursuant to the decree of the Metropolitan Court in October 2007, a liquidation procedure was ordered to start against T-Systems Hungary (TSH) due to its debts (HUF 19 million) towards a creditor. The date of the publication in the Companies Gazette and the starting date of the insolvency / liquidation process was January 3, 2008.

TSH merged into IQSYS, which had been registered by the Court of Registry on December 31, 2007. At the same time TSH was deleted from the Companies Registry on December 31, 2007. The debt was paid to the creditor by the legal successor company (IQSYS). Consequently, the Metropolitan Court dated January 15, 2008 withdrew its decree which stated the insolvency of and ordered the insolvency / liquidation proceeding against TSH, and terminated the insolvency / liquidation proceeding. According to this decree, as of the starting date of the insolvency / liquidation proceeding (i.e. on January 3, 2008), T-Systems Hungary Kft. did not exist, because it had been deleted from the Companies Registry by the Metropolitan Court acting as Court of Registry dated December 31, 2007.

On January 18, 2008, a large T-Systems customer sent a termination letter with immediate effect regarding the long term contract entered into in September 2001, as the customer considered that the Court ordered the liquidation in 2007 was a cause for termination with immediate effect under a provision of the said contract. The customer also found injurious that TSH did not duly fulfill its obligation to provide information on the liquidation process. On January 21, 2008 IQSYS indicated in its response that it does not accept the termination with immediate effect, taking into consideration that the company is not insolvent, and the Metropolitan Court has terminated the insolvency / liquidation proceeding and has withdrawn its decree on ordering the insolvency / liquidation proceeding.

The agreement guaranteed the right for the customer to terminate the contract with immediate effect, because the underlying cause had occurred. However, the starting date of the insolvency / liquidation proceeding is January 3, 2008, and on this date TSH did not exist. On the date of the termination letter with immediate effect (January 18, 2008) the service provider (IQSYS, the legal successor of TSH) was not insolvent. The parties are in negotiations in connection with the above. The value of the dispute is not more than HUF 2.5 billion. Should the negotiations end unsuccessfully, a lawsuit could possibly be initiated due to the termination with immediate effect. We have recognized an impairment loss of HUF 1,500 million of the finance lease receivable from the customer as at December 31, 2007.

The Company is currently investigating the deficiencies in internal controls which led to the legal situation, triggering the early termination of the contract.

36.3 Sale of a subsidiary

MakTel signed an agreement in February 2008 to sell its subsidiary, Montmak for a consideration of EUR 5 million. Montmak owns and operates a beach hotel facility on Montenegro’s Adriatic coast. The Group will realize a gain of approximately HUF 1 billion on the sale, which will be recognized in 2008.

F-97

MAGYAR TELEKOM GROUP

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC

LIMITED COMPANY

Business Report of 2007

March 2008

Introduction

The consolidated annual report of the Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or “the Company”) has been prepared pursuant to the International Financial Reporting Standards. Magyar Telekom Group (“Magyar Telekom” or “the Group”) is composed of Magyar Telekom Plc. and 44 business enterprises (of which 34 enterprises are direct and 10 are indirect investments).

Magyar Telekom classified its investments in line with the International Financial Reporting Standards, and as of December 31, 2007 the Company declared 31 direct and 8 indirect investments as subsidiaries subject to consolidation.

There are three companies involved in consolidation as associated enterprises, in which Magyar Telekom as the parent company has a stake of between 20 and 50 percent.

As of December 31, 2007 Magyar Telekom classified two of its investments as jointly managed enterprise.

Magyar Telekom is the principal provider of fixed line telecommunications services in Hungary, with approximately 2.5 million fixed access lines at December 31, 2007. The Group is also Hungary’s largest mobile telecommunications service provider, with approximately 4.9 million mobile subscribers (including users of prepaid cards) at December 31, 2007.

Magyar Telekom Plc. is listed in the Budapest and the New York Stock Exchanges.

Organizational changes

On September 25, 2007, Board of Directors decided to re-shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The decision reflects the significant structural changes that are underway in the telecommunications industry, driven by long-term industry trends. The ongoing technological development and innovation, changes in customer demand, as well as the changing market dynamics and convergence experienced throughout the industry, have resulted in a shift of focus away from technology and towards the demands of individual customer segments. As a consequence, Magyar Telekom’s operational structure in telecommunications services must be aligned with this development, to allow the company to continue to cope successfully with intensifying market competition.

Accordingly, Magyar Telekom’s executive management has devised a new management structure, based on a Group operational model structured around customer segments. The new structure, which supports the Group’s achievement of its strategic goals, was introduced on January 1, 2008, as approved by the Board of Directors. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management will be affected. The main changes are as follows:

•                  The Consumer Services Business Unit comprises comprehensive marketing, sales and customer relations activities of both mobile and wireline consumer products and brands (T-Mobile, T-Com, T-Online, T-Kábel).

•                  The Business Services Business Unit provides mobile and wireline telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems brand to key business partners (large corporate customers) as well as small and medium businesses.

•                  An Alternative Businesses and Corporate Development Business Unit has been established comprising content, media and other non-access services; it is also responsible for new business development and the coordination of innovative activities. Accordingly, media and content service activities, which has been separated from T-Online Hungary from October 2007 has been be incorporated into this business unit.

1

•                  The mobile and wireline network management and development activities were transferred to the current IT Management area, which took responsibility for Technology and IT Management.

Share Capital

As of December 31, 2007, the share capital of Magyar Telekom Plc. was HUF 104,274,561,500, consisting of 1,042,745,615 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,438,581	59.21
Publicly traded (1)	423,803,493	40.65
Treasury shares	1,503,541	0.14
	1,042,745,615	100.00

(1)    Of our publicly traded shares, JP Morgan Chase Bank had 9,505,784 ADRs, evidencing 47,528,920 shares on its accounts as of December 31, 2007, for registered holders, such amount representing 4.6 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons.

SBC Communications Inc (“SBC”) and Deutsche Telekom AG (“DT”) jointly managed and operated MagyarCom until SBC’s 50 percent ownership in MagyarCom was transferred to DT in June 2000. DT now controls Magyar Telekom indirectly.

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or their nominees registered in the shareholders’ register six business days prior to a general meeting may cast a vote. Any decision overriding a resolution of the Board of Directors, require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons gaining directly or indirectly ten percent or more of the outstanding voting stock of the Company.

When registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements.

Limitation of the Rights of Shareholders

Shareholders whose names have not been entered into the Shareholders’ Register and shareholders who acquired their shares in violation of the restrictions in the Articles of Association pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

2

Amendment of the Articles of Association

The general meeting of the shareholders has the sole right to approve and amend the Articles of Association unless otherwise provided by law.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. One of the current directors was nominated by the former holder of the Series “B” Share, five of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal by other shareholders of the Company.

On December 31, 2007, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

Christopher Mattheisen	46	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	58	International business advisor	2003
Dr. Mihály Gálik	61	Professor and Head of the Marketing and Media Department of the Corvinus University	2006
Michael Günther	63	Member of the Management Board of T-Mobile International, responsible for Joint Venture Management	2002
Horst Hermann	53	Senior Executive Vice President of DT, responsible for Affiliate Management in Central and Eastern Europe	2003
Thilo Kusch	43	Chief Financial Officer of Magyar Telekom Plc.	2006
Rudolf Kemler(1)	52	Generaldirektor of HP Austria	2007
Frank Odzuck	48	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	47	Member of the Management Board of T-Com	2003

(1) Resigned from his position on January 31, 2008.

3

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2007, the Management Committee consisted of seven chief officers of Magyar Telekom. The members were as follows:

Name	Age	Position	Member since

Christopher Mattheisen	46	Chairman and Chief Executive Officer	2006
Thilo Kusch	43	Chief Financial Officer	2006
Éva Somorjai	41	Chief Human Resources Officer	2007
György Simó	41	Chief Officer, Alternative Business and Corporate Development BU	2006
István Papp	36	Chief Officer, Business Services BU	2007
János Winkler	53	Chief Officer, Consumer Services BU	2006
István Maradi	43	Chief Technology and IT Officer	2007

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board require a quorum of eight members.

On December 31, 2007, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

István Koszorú	57	Chairman of the Workers’ Council at Network Management Directorate	2007
Attila Csizmadia	58	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	40	CEO of Allianz Bank Zrt.	2005
Dr. János Illéssy	45		2006
Gellért Kadlót	59	Member of the Workers’ Council of the sales field	2002
Dr. Sándor Kerekes	59	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Jutta Burke	43	Corporate Country Manager, responsible for Hungary, Macedonia and Montenegro	2007
Konrad Kreuzer	59	Chairman of the Board of Directors of E.ON Hungária Zrt.	2006
Dr. László Pap	64	Budapest University of Technology, Professor and Head of Telecommunication Department	1998
György Varju	61	Chairman of the Workers’ Council at Technical Services	2005
Péter Vermes	61	Chairman of Magyar Telekom’s Central Workers’ Council	1995

4

Compensation of Directors, Officers and Employees

Half of the Management Committee members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In the case of an employment contract for a fixed duration the notice period is normally six months, and severance is 16 months. Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee.

Investigation into certain consultancy contracts

In the course of conducting their audit of our 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. In February 2006, our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation, with the additional assistance of a financial advisory firm and a digital forensics firm. In December 2006, the investigators delivered an Initial Report of Investigation. We cannot predict when the investigation will be concluded or what the final findings will be.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the independent investigation was a complete review of these two contracts, including a review of all related documents and interviews with our, and Crnogorski Telekom and T-Mobile Crna Gora, employees and third parties with knowledge of the contracts. The financial advisory firm assisting the investigation also reviewed a sampling of our and our Montenegrin subsidiaries’ account and transactional data, equaling 72 percent of the value of all transactions and 90 percent of the value of all contracts with third party vendors. For each of these test items, all available supporting documentation was reviewed.  Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom Plc. in 2005, were also called into question by the investigators, and our Audit Committee expanded the scope of the investigation to cover these contracts. The total value of these four contracts under investigation is approximately HUF 2 billion.

During the course of the investigation, it became evident that certain of Magyar Telekom, Crnogorski Telekom and T-Mobile Crna Gora employees had obstructed the investigation by destroying or tampering with electronic documents. Specifically, the digital forensics firm assisting the investigation found that ten computers assigned to seven employees showed evidence that documents had been deleted from the hard drives and “wiping” software had been used to make those documents permanently unrecoverable. Investigators determined that the deleted electronic documents included a number of documents related to the contracts under investigation. This deletion and wiping activity took place after our management had issued document retention memos requiring that all documents related to these contracts be retained. As a result of this deliberate destruction of documents, the investigators have been unable to review certain documents that could have been relevant to the investigation.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. It is unclear who the true counterparties are to the contracts, and certain of the contracts are vague as to the actual services that are to be provided. The independent investigators have been unable to determine definitively the purpose of the contracts,

5

and it is possible that the purpose may have been improper.

In our 2005 preliminary results announcement, we had capitalized the HUF 1.12 billion payment related to two of these contracts. As a result of the interim findings of the investigation, we have expensed the total amount of the HUF 2 billion paid under these four contracts and disclosed these expenses under the caption “Other operating expenses — net” in our 2005 Form 20-F report. This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items reported in our 2005 preliminary results announcement.

As a consequence of the investigation, we have suspended a number of employees who have since resigned.  The suspended employees included senior members of our Strategy Group and a senior executive of Crnogorski Telekom. The Crnogorski Telekom Board of Directors has also been replaced.

The independent investigators’ Initial Report of Investigation further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The investigation has revealed certain weaknesses in the design and operation of our internal controls and procedures. Accordingly, we have approved and have implemented certain remedial measures designed to enhance our internal controls and to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements. First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Audit Committee and with direct access to the Supervisory Board, Board of Directors, the Company Chief Executive Officer, the Company Chief Financial Officer, and other members of senior management. We note that, as required by Hungarian labor law, the employer’s rights vis-à-vis the Group Compliance Director are exercised by a representative of the Company (the CFO). The most significant of the employer’s rights, including any substantial amendment to the Compliance Director’s employment contract, shall be exercised in consultation with the Audit Committee. In conjunction with this new position, we have reviewed, with the assistance of U.S. counsel, our compliance and corporate governance policies and have established a comprehensive compliance-training program, with a focus on our code of ethics, insider trading policy, document retention policy, regulatory matters, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has already approved and implemented a Magyar Telekom Group Corporate Compliance Program Manual, a Group Financial Code of Ethics to Treasury and Financial Managers applicable as a Code of Ethics for Senior Financial Officers, a Group Code of Business Conduct and Ethics, a Group Anti Fraud Policy, a Group Document Management Directive, a Group Directive on Compliance with Anti-Corruption Laws and the U.S. Foreign Corrupt Practices Act, a Group Insider Trading Directive, a Group Procurement Directive, a Group Directive on Compliance with U.S. Sanctions and Export Control Laws, a Group M&A Policy, and a new Disclosure Committee Charter. These policies are being further improved based on the experience from the implementation and comments from our Audit Committee and its independent legal counsel. Second, we have revised our internal controls relating to procurement, including centralized access to all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, we have revised our mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which remains responsible for business development, and the area of the Chief Financial Officer, which is responsible for execution of M&A transactions. All M&A activity requires Board approval and will be reported to the Audit Committee on a semi-annual basis. Fourth, we are reviewing, and modifying where necessary, all other significant procurement, compliance, governance, M&A, and disclosure-related Group directives. Fifth, we have undertook a significant compliance and governance assessment of our Hungarian and non-Hungarian subsidiaries. This assessment included a review of all significant governance and compliance-related policies and the implementation of the new and revised Group-level policies and directives. Sixth, we have developed a comprehensive compliance training program, which covers all aspects of our compliance regime and will be effected through a combination of in person, Web-based and other forms of training depending on the category of employee and the compliance topic. In-person training has been carried out for the members of our top management, including Hungarian and international subsidiaries, as well as members of our Board of Directors, Supervisory Board and Audit Committee. Training will extend to all employees throughout the Magyar Telekom Group. Finally, our Board may make further decisions or recommendations in connection

6

with the involvement of any senior management in the four contracts under investigation.

As previously reported, the investigation has delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.  We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in contact with these authorities regarding the investigation and are responding to inquiries raised by these authorities.

Analysis of results

Total Revenues

Our total revenues grew by 0.8 percent from HUF 671,196 million in 2006 to HUF 676,661 million in 2007. Increase in revenues was mainly due to higher system integration and IT revenues, which grew by 68.4 percent from 2006 to 2007, driven mainly by the consolidation of KFKI Group revenues from September 15, 2006, T-Systems Hungary from January 1, 2007 and the inclusion of Dataplex from April 1, 2006. The increase was also due to higher system integration outsourcing revenues at MT Plc. T-System. The higher mobile service revenues (excluding TETRA related revenues) as well as higher Internet revenues also contributed to the growth, which was almost completely offset by lower revenues from TETRA services at Pro-M and decreased voice retail traffic in the fixed line telecommunications services.

Total Operating Expenses

Our total operating expenses increased by 2.5 percent from 2006 to 2007. Operating expenses amounted to HUF 534,805 million in 2006 and HUF 548,349 million in 2007. Our total operating expenses as a percentage of total revenues increased from 79.7 percent in 2006 to 81.0 percent in 2007 mainly as a result of higher severance expenses and increased cost of the ongoing investigation.

The details on our analysis of the consolidated financial statements for the year ended December 31, 2007 are available in our annual flash report; see “Financial Reports” section of Magyar Telekom’s website.

Overview of Magyar Telekom’s Services

Fixed Line Telecommunications Services - Hungary

Domestic Services

Products and Services

Public Switched Telephone Network (“PSTN”).  Due to the fierce competition and mobile substitution, the number of our PSTN lines decreased from 2,158,547 as of December 31, 2006 to 2,020,956 as of December 31, 2007.

Integrated Services Digital Network (“ISDN”).  ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2007, we had 166,058 ISDN access lines with two channels and 4,621 ISDN access lines with 30 channels, amounting to the total of 470,746 ISDN channels. We intend to extend the life cycle of the ISDN product in the business segment by offering various discounts to our customers.

Digifon Services.  Our network is 100 percent digitalized, which enable us to provide value added services in our entire service area. We provide a number of value added services, such as call forwarding, call waiting, call

7

conference and caller number identity to a significant number of our fixed line subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common. We also offer bundled packages of digifon services, as well as bundled ones in the ADSL complex package. The most popular of these packages is the Összhang, which contains five services at a discount price. Összhang package had approximately 228,000 customers by the end of 2007.

Voice-mail.  We offer a voice-mail service including call return and call capture. We also offer voice-mail Short Message Service (“SMS”), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, provide convenience to our customers and decrease the ratio of uncompleted calls.

Private Branch Exchange (“PBX”) Services.  We also offer PBX services. The vast majority of the leased equipment is digital and meets the demands of developing technologies such as IP, ISDN and digitally enhanced cordless telecommunications.

Directory Assistance.  We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers’ data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically. We also offer increasingly popular Directory Assistance-Plus (“DA-Plus”) service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia- and dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The requested information may be provided verbally, by SMS, by e-mail or by fax. The fees for the service are based on per minute usage. We also offer a call completion option to the subscribers of DA-Plus.

Subscribers

The following table sets forth information regarding total fixed access lines and penetration rates in our service areas:

	At December 31,
	2005	2006	2007
Lines in service in Magyar Telekom Plc.’s and Emitel’s service areas
Residential lines	1,981,876	1,902,011	1,779,039
Business lines	248,955	236,019	222,451
Public payphones	22,112	20,517	19,466
Total	2,252,943	2,158,547	2,020,956
ISDN channels	500,696	485,290	470,746
Total	2,753,639	2,643,837	2,491,702

Lines installed per 100 inhabitants in Magyar Telekom Plc.’s service areas	35.6	34.2	33.7

Our domestic fixed line telephony subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2007, 74 percent of our access lines were utilized by our residential customers and 25 percent by our business customers. The remaining one percent of access lines was used for public payphones.

Fees and Charges

We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration.

8

In 2005, we introduced flat rate tariff packages (Favorit “family”) that offer free unlimited calls to customers during a certain period of the day for an additional monthly fee. In 2006 and 2007, we introduced various tariff packages with a monthly fee that can be fully offset by call charges. By the end of 2007, our flat rate offers attracted the highest customer base.

In 2007, we increased the number of tariff packages to allow customers in different market segments to choose packages that best suit their calling patterns. These tariff packages also serve as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance, fixed-to-mobile and international) receive the highest discounts. During 2007, the fixed-to-mobile bundled offers proved to be successful customer retention tools.

International Voice Telephone Services

International voice telephone services consist of outgoing and incoming international calls, including voice and switched transit traffic through Hungary. Since January 1, 2008, Magyar Telekom sends and receives all its international voice and switched transit traffic to and from Deutsche Telekom.

We provide international calling access to our fixed line subscribers and to subscribers of other local telephone operators and mobile service providers. Our Hungary Direct and Country Direct services permit customers to charge calls made from 50 foreign countries to their home phone numbers in Hungary.

Fees and Charges

The call charge for an international call contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration. Although the published prices of our international rates did not change in 2007, the average per minute rates decreased as a result of discounts given in various optional tariff packages.

International Telecommunications Hub

We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have two state-of-the-art international gateways as well as fiber optic cable connections serving 25 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities and we have launched our own Dense Wavelength-Division Multiplexing (“DWDM”) backbone network. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We are DT’s partner in Delivery of Advanced Network Technology to Europe (“DANTE”), which provides transmission paths interconnecting Bucharest (2x622 Mbit/s) and Sofia (2x155 Mbit/s) to the European research and educational network, GEANT through their Budapest node.

We have X.25 links, which are used for packet switched data transmission with 83 international networks.

To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian network service providers to offer transit services to Western Europe. We provide Internet transit service to several Romanian and Bulgarian ISPs on our three IP PoPs in Romania and high-capacity international Internet transit service on our IP PoPs in Hungary to ISPs of Macedonia.

According to a new agreement with Deutsche Telekom, Magyar Telekom stopped buying and selling international voice services from and to other foreign carriers as of January 1, 2008. Since that time, Deutsche Telekom became the sole international voice partner. The agreement allows cost reductions due to synergy with the parent company.

9

Internet Services

We offer Internet services based on dial-up, ADSL technology as well as access through cable television, Wireless Local Area Network (“WLAN”) and leased lines to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

We increased our subscriber base to 505,725 from 427,000 as of December 31, 2006 in Hungary. We are the largest Internet service provider in Hungary with an estimated 62.2 percent market share based on the number of DSL broadband subscribers and 17.1 percent market share based on the number of cable net subscribers. Our broadband (ADSL, cable television, WLAN and leased line) customers reached 489,368 as of December 31, 2007 compared to 395,599 a year earlier.

In 2006, we introduced an IPTV service. IPTV allows broadcasts to be seen on a television set with a set-top-box over ADSL connection. The new product line offers various interactive contents, such as time-shift function, electronic program guide (“EPG”) on screen, recording onto the hard disc built in the set-top-box, web EPG service, video on demand service and picture in picture. The total customer base of IPTV reached 9,224 as of December 31, 2007 compared to 650 a year earlier.

Klip offers VoIP services via broadband access. Users of Klip can initiate and receive calls for free via the Internet, to both fixed line and mobile networks. Klip users can also be called from T-Com’s fixed network. The product was launched at the end of 2005 and had more than 48,000 registered users at the end of 2007.

Magyar Telekom ADSL.  ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. We provide these services on a wholesale basis to ISPs, which in turn resell the services to residential and small business customers. At the end of 2007, we had contractual relationships with 25 ISPs. In 2007, this service saw a significant growth with the number of ADSL connections reaching 613,051 by December 31, 2007 from 512,810 at December 31, 2006.

Data Transmission and Related Services

Magyar Telekom is the principal provider of leased lines in Hungary.

Leased line service establishes a permanent connection for transmission of voice and data traffic between two geographically separate points (point-to-point connection) or between a point and several other points (point-to-multipoint connection). These points can be either all within Hungary or some in Hungary and others abroad.

We lease lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. We also lease lines to providers of data services. In addition, we lease lines to multi-site business customers who use leased lines to transmit internal voice and data traffic.

Flex-Com.  We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 9,165 as of December 31, 2006 to 7,710 lines as of December 31, 2007.

High Speed Leased Line (“HSLL”).  The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points (“SAPs”). The connections are established by a service provider according to the needs of its customers.

Datex-P.  We offer Datex-P, a packet-switched data transmission service based on the X.25 protocol. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped.

10

Our leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of lines leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line charges are not subject to regulation. As part of the overall rebalancing of our rates, we have reduced our leased line charges in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

Data transmission and related services consist primarily of data transmission and network services for business customers, such as financial institutions and insurance companies, and, to a lesser extent, residential customers. The market for data transmission and related services in Hungary is highly competitive. We are the leading supplier of data transmission and related services in Hungary.

Our revenues from data transmission have slightly grown as a result of both the development of the Hungarian economy and our increasingly sophisticated services. We expect the market for these services to grow with the proliferation of personal computers and increasing consumer demand. We believe that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

International data products.  We provide signaling links for mobile operators to facilitate international roaming. We also sell international leased lines, including international managed leased lines, international ISDN, X.400, X.25 and telegraph services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers.

MultiFlex.  In 2007, Magyar Telekom launched this new data transmission product that offers a standard solution for serving our partners’ complex telecommunications demand, allowing the entire internal data communications to be realized in one single corporate network. This is a technology independent service and it realizes the interconnection of local networks (LANs) with point to point or multi point to multi point structure.

System Integration and Information Technology

Following the expansion of the T-Systems segment’s service portfolio, particularly through the acquisitions of KFKI Group and T-Systems Hungary, the Company has reviewed the organizational structure of the segment.  Since January 1, 2007 the T-Systems segment has consisted of three divisions — Infocom, IT Infrastructure and IT Applications. The latter two encompassed the activities of the six subsidiaries, divided according to their profiles and competencies. In order to increase the segment’s transparency and improve sales efficiency, the number of subsidiaries were reduced via legal integration into the two respective divisions, thus forming two individual legal entities (KFKI System Integration Co. Ltd. and IQSYS IT and Consulting Co. Ltd).  The legal procedures were completed by January 1, 2008. This move will enable the Company to focus more efficiently on strengthening our market leadership in the ICT service market as well as repositioning its corporate market approach as a true IT/TC provider. Operational efficiency will also be improved through the elimination of overlapping activities.

The operational activities are divided as follows: the traditional service portfolio, including voice services and data WAN solutions, as well as the outsourcing activities, is managed under the Infocom division. The IT Infrastructure division covers network and system integration, network operation, and IT consultancy services. KFKI-LNX is therefore also included here. The IT Applications division, which also includes T-Systems Hungary, is responsible for on-site support and operations as well as for application development and operation.

In 2007, the Strategic ICT outsourcing projects we contracted for in 2006 reached their realization phase. With these projects we demonstrated outstanding performance in competency areas, which helped us stabilize the position of Magyar Telekom in the ICT outsourcing market.

In 2007, within the framework of the Allianz strategic ICT outsourcing program we launched the regional Outsourcing Service Portal for seven participating countries. On the web platform of the portal the current values

11

of the service parameters, the content of fault tickets, and the level of processing faults can be monitored, which allows us to carry out electronic customer satisfaction surveys. With this solution we established regional level outsourcing competence, which we can utilize also at other customers.

Based on our outsourcing project experiences gained among strategic accounts, we started the Managed Services (“Custom MenX”) for medium size enterprises, and concluded long term contracts in this segment. We also extended the range of Managed Services. In addition to Managed Voice, Managed LAN and Managed Security in 2006, we also added Managed Desktop and Managed Print to the portfolio in 2007.

Multimedia

Our CATV group consists of two entities providing various cable television services in Hungary. The larger entity is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

Through network development and acquisitions, our CATV group significantly increased its number of cable television customers during the past years. We are the second largest cable television provider in Hungary. The growth of subscribers has slowed down in the past two years, because of the stronger competition and the saturation of the market. The CATV group had approximately 419,000 CATV subscribers as of December 31, 2007 compared to approximately 414,000 a year earlier.

Fixed Line Telecommunications Equipment Sales

Magyar Telekom distributes an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. In addition to stand-alone phoneset sales, Magyar Telekom offers various packages combining telephone sets with telephone lines and tariff packages.

The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. Magyar Telekom believes that the supply and service of telecommunications equipment are integral elements of a full service telecommunications provider and are necessary for the expansion of its customer base. In addition, these activities allow Magyar Telekom to ensure that technologically advanced equipment required for new services is available in Hungary.

Other Revenues

Other revenues include construction and maintenance, rental, wholesale infrastructure services and other miscellaneous revenues.

We construct fixed telecommunications networks and offer network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of our networks.

Mobile Telecommunications Services - Hungary

We provided mobile telecommunications services in Hungary through our wholly-owned subsidiary, T-Mobile Hungary (“TMH”) prior to the merger of Magyar Telekom and TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent business segment.

As of December 31, 2007, TMH accounted for an estimated 44.0 percent of the total Hungarian mobile market in terms of subscribers. The penetration rate of mobile telephone services in Hungary increased from 99.0 percent at December 31, 2006 to 109.7 percent at December 31, 2007.

Since 2006, when TMH was the first mobile operator to launch HSDPA service in Hungary, the company increased its HSDPA coverage based on population from 30 to 53 percent. In 2007, TMH made HSDPA with download speed up to 7.2 Mbit/s available in its network and at the same time launched HSUPA service in

12

Hungary also as the first among local mobile service providers. In 2007 not only downloads but also uploads became faster in TMH’s network, offering the customers a highly stable, reliable service with the best quality all over Hungary.

In 2007, TMH continued to enhance its non-voice service portfolio, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad.

Subscribers

The number of TMH subscribers has been growing over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2005	2006	2007
Number of subscribers
Postpaid subscribers	1,323,814	1,545,115	1,793,620
Prepaid subscribers	2,870,041	2,886,021	3,059,872
Total subscribers	4,193,855	4,431,136	4,853,492

Average monthly Minutes of Use (“MOU”) per subscriber	127	142	149

Churn ratio (%)
Postpaid subscribers	10.4	9.9	10.0
Prepaid subscribers	22.0	21.9	21.1
Total subscribers	18.5	17.9	17.1

Average monthly Revenue per User in HUF
Postpaid subscribers	10,838	9,849	8,635
Prepaid subscribers	2,239	2,300	2,205
Total subscribers	4,832	4,800	4,542

Mobile penetration in Hungary (%)	92.4	99.0	109.7

TMH’s market share (%)	45.0	44.5	44.0

Though the Hungarian mobile market is reaching a saturation level with penetration nearly 110 percent in 2007, total growth rate exceeded previous year’s average due to the significant increase of inactive subscribers driven largely by Pannon’s inactivity results. The increase in the number of TMH subscribers since December 31, 2006 is attributable to a number of factors, including the expansion of mobile broadband services and the success of community offers.

Traffic.     TMH’s average traffic per subscriber is comparable to other European countries and was at a blended level of 149 minutes in 2007. Average traffic per subscriber has increased over 2006 as a result of successful tariff packages targeting both postpaid and prepaid segment.

Rates.       Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription charge and traffic charges).

TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (but in case of some tariff packages monthly recurring fees do exist). TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for

13

terminating calls on its network. TMH maintained the widest range of tariff packages and successfully introduced additional packages in 2007 to acquire new subscribers and develop loyalty.

TMH faced intense price-based competition in 2007. Competitors waged various campaigns, including introduction of new tariff packages with minute, money bundle (purchasing a certain amount of minutes or a predefined monetary amount that can be applied toward usage) and community offers and products (such as family package), to win over TMH’s subscribers. TMH responded to the competitors with its own new tariff initiatives across all of the subscriber segments. In 2007, mobile Internet was one of the key development directions on the market where all operators introduced several offers. TMH is leading in both coverage and in the introduction of high speed technology (3G/HSDPA 7.2 Mbit/s, HSUPA).

International subsidiaries

Maktel has been a consolidated subsidiary of the Group from 2001.

Maktel is the primary fixed line service provider and the leading mobile service provider in Macedonia. Its exclusive rights in fixed line telecommunications services expired in December 2004. Maktel had 447,894 PSTN fixed lines and 44,482 ISDN channels as of December 31, 2007 and fixed line penetration reached 22.4 percent in Macedonia.

Mobile telephony was a significant growth driver in 2007 at Maktel. T-Mobile Macedonia is the digital mobile service provider of Maktel, which became a fully owned subsidiary of Maktel on June 4, 2001. The number of mobile subscribers increased by 28.4 percent to 1,212,539 by the end of 2007. The mobile penetration rate also grew significantly to 93.3 percent at the end of 2007 compared to 68.3 percent a year earlier. T-Mobile Macedonia offers value-added services, such as call waiting, call forwarding, conference call, SMS, voice mail, international roaming and itemized bill.

Maktel has a 93 percent market share in the Macedonian Internet market. The number of Internet subscribers and the time they spend on the Internet are gradually increasing. Maktel provides Internet access via the public switched telephone network, leased lines and ADSL. By the end of 2007, Maktel had 201,898 Internet customers, including 48,214 ADSL connections compared to 125,699 Internet customers, including 16,462 ADSL connections at the end of 2006.

Crnogorski Telekom has been a consolidated subsidiary of the Group from March 31, 2005.

Crnogorski Telekom is the principal fixed line service provider in Montenegro. Its exclusive rights in fixed line telecommunications services expired in December 2003. Crnogorski Telekom provides local, national and international services, in addition to a wide range of telecommunication services involving leased line circuits, data networks, telex and telegraph services.

Crnogorski Telekom had 168,062 analog fixed lines and 21,906 ISDN channels as of December 31, 2007.

Crnogorski Telekom’s subsidiary, T-Mobile Crna Gora, is the second largest mobile operator in Montenegro with 33.8 percent mobile market share. Since its inception in 2000, it has dedicated itself to offering innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

At the end of 2007, T-Mobile Crna Gora counted 408,941 subscribers. The main activities of T-Mobile Crna Gora’s operations are digital mobile telephony services based on the GSM technology and non-voice services such SMS, MMS and GPRS. T-Mobile Crna Gora is actively developing market offers with various promotions and incentives to encourage use of services. In 2007, T-Mobile Crna Gora built up a new 3G network in order to extend service portfolio and meet the growing needs of mobile customers in an increasingly competitive Montenegrin mobile market.

14

Research and development

Magyar Telekom Plc. has a department dedicated to performance of research and development (“R&D”) projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The R&D department works in close cooperation with educational institutions (including the Budapest University of Technical and Economic Sciences and the Technical College of Budapest), strategic investors, suppliers and domestic and international development organizations. Following our accession to the European Union, several funds aimed encouraging research and development activities became available to us as well; this encouraged us to deepen our involvement in national and international consortiums engaged in R&D.

The harmonization projects among DT Group members (Maktel, Slovak Telekom, Croatian Telekom and T-Systems International) play an important role. The joint development themes enable us to utilize group-level synergies, pursue efficient financial and human resource management and use the same third party contractors for our R&D projects.

In the last few years, to maintain or expand the competitive positions we developed the technical platform through the R&D activities for the introduction of new VoIP and multimedia-based services, based on the next generation (“NGN”) IP/Ethernet-based core and broadband fixed (ADSL, xDSL) and wireless (WLAN, WiFi) accesses.

Significant resources are devoted to the upgrading of our digital backbone network. The DWDM technology was introduced to satisfy the additional demands on the backbone network that arose in connection with broadband services, such as fast Internet access and broadband IP-VPN.

We are continuously developing our data communications and IP network and services to meet demands for broadband services. We developed the concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program, the components of our IPv6 protocol pilot network were identified.

In the last few years, we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network and managed leased line technologies) to satisfy demands for higher bandwidth. After introducing triple-play solutions, we started a field trial to provide IP High Definition TV (“HDTV”). We intend to offer HDTV as a commercial service from 2008. We also deployed a complex measurement system to measure the streamed quality of IPTV and to monitor the overall service quality in an “end-to-end” manner. Home Media Sharing is under investigation in order to provide value added features.

In 2007, we focused on the potential Next Generation, IP Multimedia Subsystem (“IMS”)-based applications. We conducted an internal test to evaluate the usability of the IP Centrex features. Based on IMS, we developed the Click-to-dial application, which is considered to be the basis for the forthcoming service improvements. In 2008, we intend to continue this project towards more complex services.

We developed a pilot system for the automated measure of the acoustic and electronic parameters of the analogue CPEs. This project is planned to be continued towards a completely automatic CPE testing framework.

Peer-to-peer communication services (p2p file sharing, p2p voice and video transmission, etc.) are intensively utilizing our IP infrastructure. To estimate and measure this traffic a pilot measuring system was elaborated.

The possibility to introduce EuroDOCSIS 3.0 technology is being considered. This technology has the potential to offer value added services and higher bandwidth data transmission.

We have developed a test system for hearing-impaired users, which transforms the speech signals into moving images, so users can recognize the speech by lip-reading. As an application, TV programs were used to measure the understanding factor by a test group of disabled people. Based on the results, a product development can be started for commercial launch.

15

Environment protection

The management committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website. This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Real estate

Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary.

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

Due to the consolidation of various operations, the conversion to digital switches and ongoing staff reductions, we anticipate that a substantial portion of our owned and leased properties will not be necessary for our core business in the future. We intend to sell or rent our surplus properties.

Based on a five-year contract, we outsourced our real estate operations from February 1, 2005, thus real estate development, investment, operations and management activities are now provided by DeTe Immobilien-Hungary Zrt. for Magyar Telekom Plc. In order to exercise strategic management and control, we established the Real Estate Management Office. Maktel outsourced its real estate management operations to a third party starting from April 1, 2006.

Real estate holdings have the following functions:

•                  Technical building

•                  Warehouse

•                  Garage

•                  Holiday resort

•                  Tower

•                  Office

•                  Other social building

•                  Preferential office

•                  Apartment

•                  Land

According to our proprietary needs, the aim of the Real Estate Management Office is to optimize the utilization of the real estate portfolio, while selling or otherwise making use of the surplus properties on favorable terms.

Financial risk management

Magyar Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets and liabilities. Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Magyar Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with leading Hungarian financial institutions.

16

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfilment annually. The Board of Directors approves further limits in order to decrease risk exposures, these limits are monitored by the Chief Financial Officer monthly. The Group Treasury is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

1. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF, and as a result, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

In order to mitigate the foreign currency risk, Magyar Telekom minimized its foreign currency borrowings in 2002 and 2003. From 2004, Magyar Telekom is having insignificant amount of foreign currency denominated debts.

The foreign exchange exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy the effects of exchange rate moves offset each other. Exchange rate fluctuations therefore have no significant effects on profit or loss, or shareholders’ equity.

In line with currency hedging policy, Magyar Telekom holds significant amounts of EUR and USD on its bank accounts. The necessary amount is determined by the balance of trade payables and trade receivables in order to hedge the currency risk arising in connection with those liabilities. Exchange rate fluctuations therefore have no significant effect on profit or loss, or equity.

The Group’s Macedonian subsidiaries’ accumulated cash is partially deposited in EUR and USD linked deposits. The amount of accumulated cash in MKD, EUR and USD in the Macedonian subsidiaries is higher than the trade payables in MKD, EUR and USD of these companies. Compared to the spot FX rate as of December 31, 2007, a 1% weakening of HUF against MKD, EUR and USD would have caused (ceteris paribus) approximately HUF 501 million net gain in 2007 or the same amount of loss in case of a 1% HUF strengthening against MKD, EUR and USD.

Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations or receivables.

17

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. By the end of 2003, Magyar Telekom managed to convert almost its entire remaining foreign exchange debt portfolio to HUF, thereby the debt portfolio is only exposed to HUF interest rate fluctuations. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. The fixed rate HUF debt to total HUF debt ratio was 58.88% as of December 31, 2007.

Given, that Magyar Telekom had HUF 150 billion floating rate debt as of December 31, 2007, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest payment to increase by approx. HUF 1.5 billion annually, while a similar decrease would cause the same decrease in interest payments.

Macedonian subsidiaries of Magyar Telekom had a HUF 75.8 billion deposit as of December 31, 2007, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 758 million annually, while similar decrease would have caused the same decrease in interest received.

Montenegrin subsidiaries of Magyar Telekom had HUF 19 billion deposit as of December 31, 2007, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 190 million annually, while similar decrease would have caused the same decrease in interest received.

The Group has insignificant amounts of HUF deposits, therefore, the change in interest rates would have a very minimum impact on the Group’s financial statements.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible according to management’s estimations, the exposure to which is mitigated by the balanced portfolio of fixed and variable interest rate borrowings (see above).

(c) Other price risk

As of December 31, 2006 and 2007, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient cash, cash equivalents and term deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The available free credit line amounted to HUF 48.4 billion in 2007, and the Company also had in 2007 HUF 14.4 billion uncommitted credit lines from several Hungarian Banks. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2009. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

18

The average maturity of Magyar Telekom’s debt portfolio was 2.58 years in 2007, which is in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

3. Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by Equity (including Minority interest) and net debt.

During 2007, the Group’s strategy was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2007 was 31.0%.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer (“CEO”) directive on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Audit Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored daily by the risk management department, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

A CEO directive has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

19

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Human policy

„Professional and committed employees, who are able to act on their own initiative, are the most important success factor of the business effectiveness of Magyar Telekom”—this is the HR vision the Group has articulated in line with its mission and strategy. The most important goal is to achieve that our company possesses the most professional human resources organization in Hungary and in international terms as well, regarded by its clients as their internal partner and consultant, which other firms also approach with confidence whenever they need to obtain experience.

Magyar Telekom’s human resources strategy for the years 2003-2007 is grouped around five focal points in line with Deutsche Telekom’s HR strategy. The focal points are as follows:

•                  Managing diversity: we endeavour to leverage group level synergies in order to achieve highest best business returns.

•                  Management of personnel expenses: our aim is to achieve a cost effective personnel management based on market information and best international practice.

•                  Total compensation: our aim is to ensure performance-based and market-competitive compensation.

•                  Management of skills and competences: we focus on identifying and managing knowledge and skill, and on promoting talent.

•                  HR efficiency and quality: our aim is to deliver high-level human resource services meeting the needs of our business partners.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Group’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

20

Both in its selection processes and during the career of its employees at the company, Magyar Telekom is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Magyar Telekom Plc. pays special attention to young graduates through the „Starting-Block” trainee program, which grants employment and training to 15-20 graduates each year.

The company introduced in 1997 and has continuously developed since then its knowledge management system, which is being used for the measurement of competence and knowledge, for the definition of development areas and the review of individual tasks. Development needs are identified with the help of the Personnel Round Table for middle and top management. Development is available in the following forms:

•                  traditional „classroom” training within the company and outside,

•                  skills development training (individual and group programs administered by trainers, e.g. team building, self-awareness training)

•                  e-learning, i.e. distant training through an individual training „net” (e.g. media training).

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom operates several, target-specific talent management programs.

Magyar Telekom is committed to excellence: the results of regular surveys among employees and customers are used as a basis for the improvement of our internal operation. In addition, the company takes advantage of the possibilities rendered by modern technologies to achieve excellence: through the enhancement and use of advanced IT systems it improves operating efficiency.

The HR area operates its web-based IT services and, through eHR solutions, it continuously broadens the range of its cost saving, efficiency improving and customer friendly services.

Magyar Telekom pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health. A special organizational unit is engaged in occupational health and safety of work issues, and develops the company’s safety of work strategy and set of objectives.

Magyar Telekom puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, triple-play solutions), competition and regulation (i.e., low entry barriers, new business models).

Magyar Telekom’s current plans and outlook are based on our current best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be completely predicted. Therefore a

21

stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where Magyar Telekom is present could influence our business performance negatively.

We should emphasize that each segment is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, changes in competition, the unforeseeable effects of the announced stabilization package of the Hungarian government and changes in the foreign exchange rates just to mention the most important ones.

We expect that our core business units will be able to continue to generate strong free cash flow. However, there are some significant elements that can have negative effects on the free cash flow, for example, the roll-out of EDR infrastructure and potential acquisitions. Despite these effects we expect to generate solid positive free cash flow in 2008 as well.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In the fixed line operations, we expect continued gradual decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line inter-connection tariffs are expected to be reduced gradually further in 2008 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move towards content and media businesses to support traditional access services and build new revenue streams and exploit new revenue sources. We are seeking new revenue sources by entering new non-traditional telecommunication markets such as transactional services and commerce to generate new revenue streams in case a potential business opportunity arises to capture potential growth opportunities on new converged market areas. Recent years’ acquisitions, together with the T-Online capabilities, enable us to achieve success in that segment. On the other hand, we experienced a slow-down of the growth-rate of the broadband market in the second half of 2007. If the weak demand continues in 2008, it could impact negatively the growth of the segment.

In Macedonia, increasing competition has already begun in the fixed segment, with the competition in international incoming and outgoing, fixed-to-mobile and long distance calls. Further competition is expected from the entrance of the third Macedonian mobile operator VIP in September 2007 and from Macedonian CaTV operators, which expected to provide internet and fixed voice on the same platform.

Crnogorski Telekom’s improvement was significant in 2007 despite the increasing competition (international termination, CATV launch). Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic valid from January 1, 2007, however they continued to use Crnogorski Telekom’s network during 2007. This expected to change in 2008. The Montenegrin Telecommunication Agency awarded licenses of cable television services to 10 companies. These new providers expected to enter traditional telecommunications markets in 2008, and will increase competition. The launch of the third mobile operator also imposes pressure on the fixed market.

22

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offering via managed services, system integration and outsourcing through consultancy-based selling to corporate customers. Expanding our business operation to these new areas with lower EBITDA margins results in a dilutive effect on the EBITDA margin both on fixed segment and Magyar Telekom Group level.

In the mobile operations, market penetration in Hungary is now almost saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of value added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services. Accordingly, leveraging on our newly built HSDPA capacities and market leadership in 3G coverage and quality is one of T-Mobile Hungary’s primary strategic priorities on the fast growing wireless broadband market.

The expected growth driven by customer base and mobile data is off-set by regulatory measures. Adopting EU regulations on roaming coupled with continuation of gradual cuts of mobile termination fees are expected to decrease revenues significantly. As a result, we expect stable net revenue generation in the Hungarian mobile segment in 2008.

Magyar Telekom renewed its mobile concession contract for use of the 900 MHz frequency that expires on November 4, 2008 for an additional term of seven and half years according to an agreement with the Ministry of Economy and Transport. In addition to payment of the HUF 10 billion concession fee Magyar Telekom has undertaken to spend at least HUF 20 billion in the following two years on further increase of mobile broadband coverage in Hungary.

The government of Macedonia has approved Austrian Mobilkom’s bid to become the country’s third mobile operator at the beginning of 2007. In line with the license rules, the new operator “VIP” launched services in September 2007. The entrance of VIP resulted in increased competition on Macedonian mobile market. As a result of intensified competition, we do not expect growth in the mobile revenues in Macedonia.

In the Montenegrin market, subscriber growth continued in 2007 and drove the net revenue growth. For 2008, we expect a slowdown of subscriber growth as the markets come to saturation. The new entrant - Telekom Serbia (“MTS”) - started a rush expansion, and we expect the very sharp competition to continue in 2008. The Telecommunication Agency has also awarded three licenses for providing 3G mobile services. Despite intensifying competition we expect further growth in mobile revenues in Montenegro.

Expenses

In line with our strategy, we plan to improve our internal operational efficiency in all segments. We announced a headcount reduction plan in October 2007. The measures are expected to decrease the Group-level headcount by 15 percent by the end of 2008 compared to end of June 2007. The majority of the headcount reduction was implemented at the end of 2007; rest will be implemented gradually in 2008. The headcount reduction includes our Macedonian and Montenegrin fixed line service providers as well. We are determined to bring their performance in line with industry best practice and our management is committed to further simplification and improvement of processes and connected systems. In addition to organizational measures and process improvement, we seek cost savings by leveraging our group-wide synergies in procurement and by gradual integration of support systems.

Though adopted EU roaming regulations and decreasing termination fees result in lower interconnection revenues, this effect is partially offset by decreasing outpayment costs.

In line with world market developments and the Hungarian energy market liberalization, we experience rapid growth in energy prices, highly above the inflation level. We expect the trend will continue in 2008, impacting us negatively. We also expect growing expenses in mobile site rental costs as a result of the increasing coverage of 3G services and higher IT costs driven by value added products.

23

We plan to reshuffle our brand portfolio in 2008, similarly to our parent company Deutsche Telekom. We intend to introduce a new brand, “T-Home”, and current fixed line brands (T-Com, T-Online and T-Kábel) will be pulled off from the market. This move will simplify the company’s market presence from customer point of view, but may cause marketing cost increase in 2008.

Gross additions to tangible and intangible assets

We aimed to reduce the gross additions to tangible and intangible assets to sales ratio to below 14 percent in 2007 and succeeded in meeting this target (without the fees for mobile license). Excluding potential acquisitions, we expect this ratio to increase in 2008, mostly because of our mobile license contract that includes HUF 20 billion investment obligations for the next two years to increase mobile coverage. We expect an increasing proportion of gross additions to relate to high-growth areas in the fixed line segment, such as Internet, broadband and data transmissions, while our mobile segment will continue the roll-out of the UMTS and HSDPA infrastructure.

According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

Revenue and EBITDA targets

The increasing revenue contribution of new services, such as IT and systems integration, will help to maintain revenue levels. However, as these are lower margin services, we expect a slight decline in EBITDA in 2008 compared to the 2007 level.

Events after the balance sheet date

1. Privatization tender for Telekom Slovenia

Following the completion of due diligence Magyar Telekom filed a binding bid in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d. on January 4, 2007. Later in January it was announced that the Company had not been selected to proceed to the next stage in the public tender process.

2. Termination of a significant T-Systems contract

Pursuant to the decree of the Metropolitan Court in October 2007, a liquidation procedure was ordered to start against T-Systems Hungary (TSH) due to its debts (HUF 19 million) towards a creditor. The date of the publication in the Companies Gazette and the starting date of the insolvency / liquidation process was January 3, 2008.

TSH merged into IQSYS, which had been registered by the Court of Registry on December 31, 2007. At the same time TSH was deleted from the Companies Registry on December 31, 2007. The debt was paid to the creditor by the legal successor company (IQSYS). Consequently, the Metropolitan Court dated January 15, 2008 withdrew its decree which stated the insolvency of and ordered the insolvency / liquidation proceeding against TSH, and terminated the insolvency / liquidation proceeding. According to this decree, as of the starting date of the insolvency / liquidation proceeding (i.e. on January 3, 2008), T-Systems Hungary Kft. did not exist, because it had been deleted from the Companies Registry by the Metropolitan Court acting as Court of Registry dated December 31, 2007.

On January 18, 2008, a large T-Systems customer sent a termination letter with immediate effect regarding

24

the long term contract entered into in September 2001, as the customer considered that the Court ordered the liquidation in 2007 was a cause for termination with immediate effect under a provision of the said contract. The customer also found injurious that TSH did not duly fulfill its obligation to provide information on the liquidation process. On January 21, 2008 IQSYS indicated in its response that it does not accept the termination with immediate effect, taking into consideration that the company is not insolvent, and the Metropolitan Court has terminated the insolvency / liquidation proceeding and has withdrawn its decree on ordering the insolvency / liquidation proceeding.

The agreement guaranteed the right for the customer to terminate the contract with immediate effect, because the underlying cause had occurred. However, the starting date of the insolvency / liquidation proceeding is January 3, 2008, and on this date TSH did not exist. On the date of the termination letter with immediate effect (January 18, 2008) the service provider (IQSYS, the legal successor of TSH) was not insolvent. The parties are in negotiations in connection with the above. The value of the dispute is not more than HUF 2.5 billion. Should the negotiations end unsuccessfully, a lawsuit could possibly be initiated due to the termination with immediate effect. We have recognized an impairment loss of HUF 1,500 million of the finance lease receivable from the customer as at December 31, 2007.

The Company is currently investigating the deficiencies in internal controls which led to the legal situation, triggering the early termination of the contract.

3. Sale of a subsidiary

MakTel signed an agreement in February 2008 to sell its subsidiary, Montmak for a consideration of EUR 5 million. Montmak owns and operates a beach hotel facility on Montenegro’s Adriatic coast. The Group will realize a gain of approximately HUF 1 billion on the sale, which will be recognized in 2008.

Budapest, March 18, 2008.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

25

Report of the Supervisory Board

of Magyar Telekom Plc.

to the General Meeting

on the Y2007 operation of the Company and the Group

The Supervisory Board has reviewed the Reports of the Company’s Board of Directors in respect of the performance, financial status and business prospects of the Company and the Group in the Y2007.

The Supervisory Board focused on the following priorities:

1.                    the compliance of the operation of the Company with the legal expectations and requirements,

2.                    the compliance of the applied accounting practices with the Hungarian Accounting Regulations (HAR) and with the International Financial Reporting Standards (IFRS),

3.                    whether the operation and decisions of the Board of Directors served the best interest of the shareholders.

The Supervisory Board summarizes its position as follows:

I.                                         The business operations of the Company and the Group met the expectations of the shareholders in the 2007 business year; the main business lines could keep the leading position in the strong competitive environment on the market.

II.                                     The Supervisory Board hereby states that the After-tax Net Income of the Company for the 2007 business year is HUF 35,634 million (say: thirty-five billion, six hundred and thirty-four million Forints) and the Balance Sheet Total Assets of the Company for the 2007 business year are HUF 942,877 million (say: nine hundred and forty-two billion, eight hundred and seventy-seven million Forints). The Annual Report of the Company has been prepared according to the Hungarian Accounting Regulations (HAR).

The consolidated Profit after tax of the Magyar Telekom Group for the 2007 business year (before the deduction of HUF 12,901 million attributable to minority interests) is HUF 73,056 million (say: seventy-three billion, fifty-six million Forints) and the consolidated Balance Sheet Total Assets of the Magyar Telekom Group are HUF 1,135,578 million (say: one trillion, one hundred and thirty-five billion, five hundred and seventy-eight million Forints). The Consolidated Financial Statements of the Magyar Telekom Group have been prepared according to the International Financial Reporting Standards (IFRS).

The Supervisory Board acknowledges that the dividend payable to the shareholders is established at HUF 77,051,913,476 (say: seventy-seven billion, fifty-one million, nine hundred and thirteen thousand, four hundred and seventy-six Forints).

III.           The Supervisory Board monitored the Management’s decisions; discussed the Management reports: the Group financial reports, the Group Strategy, the reports on the Group acquisition activities, restructuring of the Company.

IV.           The Supervisory Board approved the Annual Audit Plan of the independent Internal Audit organization for the year 2007. The Supervisory Board requested and received regular reports about each and every audit finding, recommended audit measures and about the status of the implementation of these measures. The Director of the Internal Audit is a permanent invitee of the Supervisory Board Meetings where he regularly responded to the further issues raised in connection with certain audits.

V.            The Supervisory Board paid special attention in the year 2007 to the following audit topics: compliance with SOX 404 requirements, integrity of the financial statements, procurement processes, security of IT systems, integration processes, CRM, business solutions.

VI.           In line with the provisions of the Directive on “Procedures for treatments of complains/comments regarding accounting matters” the Supervisory Board had all the reports known by the Internal Audit investigated and reports were made about them. The Group has made the necessary measures in all cases to prevent repeated occurrence.

VII.          The Supervisory Board monitored the progress of the Corporate Compliance Program.

VIII.        The Supervisory Board also reviewed the reports on the activities of the Audit Committee.

Based on its findings in the course of the continuous monitoring of the business operations of the Company and the Magyar Telekom Group the Supervisory Board recommends that the General Meeting should:

•                  approve the Y2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income as proposed by the Board of Directors,

•                  approve the Y2007 Consolidated Financial Statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with the Balance Sheet Total Assets and Profit after tax as proposed by the Board of Directors,

•                  accept the Auditor’s reports,

•                  accept the proposal of the Board of Directors on the dividend payment,

•                  approve the Corporate Governance Report for 2007.

April 9, 2008

Pricewaterhouse Coopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O.Box 517
HUNGARY

	Telephone:	+36 1 461-9100
INDEPENDENT AUDITOR’S REPORT	Facsimile:	+36 1 461-9100
(Free translation)	Internet:	www.pwc.com/hu

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company”), which comprise the consolidated balance sheet as of 31 December 2007 (in which the balance sheet total is HUF 1,135,578 million and the profit attributable to the equity holders of the Company is HUF 60,155 million) the consolidated income statement, consolidated statement of changes in equity, and the consolidated cash flow statement, tor the year then ended and the notes to the financial statements including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the consolidated financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian and International Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2007, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures in the financial statements.

Budapest, April 10, 2008

/s/ Nick KÓs	/s/ Hegedüsné Szücs Márta
Nick KÓs	Hegedüsné Szücs Márta:
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS
PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT
TO THE 2007 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2007

(All amounts in millions of HUF)

ASSETS

	Note	December 31, 2006	Self-revision	December 31, 2007

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		859 509	2	842 584

I. Intangible assets	5	223 598	-4	224 100
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		39 783	-4	62 531
Intellectual property		19 935	0	3 502
Goodwill		163 880	0	158 067
Advance payments on intangible assets		0	0	0

II. Tangible assets	6	436 866	-5	427 065
Land and buildings and related rights		232 976	590	236 254
-Land		2 691	2	2 661
-Buildings		68 198	258	64 175
-Telecommunication network		153 203	151	157 188
-Other properties		7 804	179	11 148
-Real estate related rights		1 080	0	1 082
Technical equipment, machinery and vehicles		174 220	2 585	157 754
-Telecommunication equipment and machinery		173 152	2 416	156 164
-Other technical equipment, machinery and vehicles		1 068	169	1 590
Other equipment and vehicles		15 434	315	12 871
Construction-in-progress		13 762	-3 495	20 185
Advance payments on construction-in-progress		474	0	1

III. Financial investments		199 045	11	191 419
Non current investments in related parties	7	177 838	10	164 290
Non current loans granted to related parties	8	14 672	0	21 641
Other investments		0	0	0
Other non current loans granted	9	6 535	1	5 488
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		76 591	742	68 160

I. Inventories	10	7 501	-18	7 161
Raw materials		1 397	0	606
Work in progress and semi-finished products		0	0	32
Finished products		0	0	0
Goods resale		6 054	-19	6 523
Advance payments on inventories		50	0	0

II. Receivables		64 404	761	55 908
Accounts receivable	11	35 506	328	39 052
Receivables from subsidiaries	12	16 754	352	10 511
Bills receivable		0	0	0
Receivables from other related companies		2	86	0
Other receivables	13	12 142	-5	6 345

III. Securities	14	1 504	0	1 179
Investments in related parties		0	0	0
Other investments		0	0	0
Treasury stock, quotas		1 504	0	1 179
Marketable securities		0	0	0

IV. Liquid assets		3 182	0	3 912
Cash and cheques		67	0	88
Bank deposits		3 115	0	3 824

C. PREPAYMENTS	15	29 762	-59	32 133

Accrued income		28 341	-59	31 080
Prepayments for costs and expenses		1 421	0	1 053
Deferred expenses		0	0	0

TOTAL ASSETS		965 862	885	942 877

Budapest, March 18, 2008

	/s/ Christopher Mattheisen	/s/ Thilo Kusch
	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer,	Chief Financial Officer,
	Chairman of the Board	Board Member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2007

(All amounts in millions of HUF)

LIABILITIES AND SHAREHOLDER’S EQUITY

		Note	December 31, 2006	Self-revision	December 31, 2007

D. SHAREHOLDER’S EQUITY		16	381 638	975	412 697

I.	Common stock		104 277	0	104 275
	- of this treasury stock at par value		246	0	150
II.	Unpaid share capital (-)		0	0	0
III.	Capital reserves		54 932	0	58 289
IV.	Retained earnings		205 520	265	212 943
V.	Restricted reserves		1 504	0	1 556
VI.	Valuation reserves		0	0	0
VII.	Net income		15 405	710	35 634

E. PROVISIONS		17	7 977	0	22 049

	Provision for expected obligations		7 783	0	20 598
	Provision for expected expenses		166	0	1 311
	Other provisions		28	0	140

F. LIABILITIES			533 211	-278	456 515

I. Subordinated liabilities			0	0	0

II. Non current liabilities			212 001	0	309 062
Non current borrowings			0	0	0
Convertible bonds			0	0	0
Debt from issuance of bonds			123	0	123
Investment and development loans		18	18 250	0	0
Other non current loans		19	0	0	50 557
Non current liabilities to related parties			0	0	0
Non current liabilities to other related parties		20	185 432	0	254 432
Other non current liabilities			8 196	0	3 950

III. Liabilities			321 210	-278	147 453
Current borrowings			71	0	71
-of this convertible bonds			0	0	0
Current loans		21	27 374	0	39 942
Advances received			343	0	529
Accounts payable			28 704	-6	34 805
Bills of exchange payable			0	0	0
Current liabilities to related parties		22	22 441	-1	24 540
Current liabilities to other related parties		23	74 089	0	20 000
Other current liabilities		24	168 188	-271	27 566
-of this dividends payable			72 994	0	0

G. ACCRUED EXPENSES		25	43 036	-12	51 616

Deferred income			7 619	0	6 319
Accrued expenses			34 646	-12	44 854
Other deferred revenue			771	0	443

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			965 862	685	942 877

Budapest, March 18, 2008

	/s/ Christopher Mattheisen	/s/ Thilo Kusch
	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer,	Chief Financial Officer,
	Chairman of the Board	Board Member

The supplement loans an integral part of these financial statements.

Magyar Telekom Plc.

INCOME STATEMENT FOR THE PERIOD ENDED 31 DECEMBER, 2007

(All amounts in millions of HUF)

		Note	2006	Self-revision	2007

1. Domestic sales		26	450 016	217	478 105
2. Export sales		27	20 735	113	21 804
I. Sales revenues			470 751	330	499 909

3. Change in self-manufactured inventories			0	0	12
4. Capitalised value of self-manufactured assets			14 339	3	22 743
II. Own work capitalized			14 339	3	22 755

III. Other revenues		28	22 290	0	20 763
of which: reversal of impairment			170	0	0

5. Costs of raw material			19 939	3	31 220
6. Costs of services		29	97 843	-79	97 487
7. Costs of other services			9 473	25	12 711
8. Cost of goods sold			34 415	-2	34 276
9. Costs of services sold (intermediated)		31	84 872	50	85 780
IV. Material-type expenses			246 542	-3	261 474

10. Salaries and wages		32	42 522	1	46 342
11. Other payroll related costs		32	10 900	5	15 930
12. Payroll related contributions			15 948	24	18 695
V. Payroll and related expenses			69 370	30	80 967

VI. Depreciation			93 408	47	97 230

VII. Other expanses		34	30 034	-1	41 800
of which: impairment			2 814	0	1 220

A. PROFIT FROM OPERATING ACTIVITIES			68 026	260	61 956

13. Dividends and profit sharing (received or due)			50 174	353	5 531
of which: received from related parties			50 174	353	5 531
14. Foreign exchange gains on sale of investments			260	0	11
of which: received from related parties			0	0	0
15. Interest income and gains on financial investments			1 517	0	1 828
of which: received from related parties			1 508	0	18 28
16. Other interest income received			873	1	783
of which: received from related parties			710	0	547
17. Other revenues from financial activities			2 860	0	2 161
VIII. Revenues from financial transactions			55 684	354	10 314

18. Loss on the sale of financial investments			0	0	0
of which: related to related parties			0	0	0
19. Interest expense			27 084	0	31 815
of which: related to related parties			939	0	1 134
related to other related party			21 396	0	23 301
20. Impairment of investments, securities and bank deposits			1 872	-2	17
21. Other expenses refinancial activities			3 235	-10	1 178
IX. Expenses from financial transactions			32 191	-12	83 010

B. FINANCIAL RESULTS		35	23 493	366	-22 696

C. PROFIT FROM ORDINARY ACTIVITIES			91 519	626	39 260

X.	Extraordinary revenues	36	234	43	4 818
XI.	Extraordinary expenses	37	3 231	-3	7 087

D. PROFIT FROM EXTRAORDINARY ACTIVITIES			-2997	46	-2 269

E. PROFIT BEFORE TAXES			88 622	672	36 991

XII. Corporate Income tax		39	123	-38	1 357

F. NET INCOME			88 399	710	35 634

22. Use of retained earnings for dividends			0	0	0
23. Dividend paid (approved)		40	72 994	0	0

G. BALANCE SHEET NET INCOME			15 405	710	35 634

Budapest, March 18, 2008

	/s/ Christopher Mattheisen	/s/ Thilo Kusch
	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer,	Chief Financial Officer,
	Chairman of the Board	Board Member

The supplement loans an integral part of these financial statements.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

NOTES

TO THE 2007 ANNUAL REPORT

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

0.     Note Added For Translation

This annual report for December 31, 2007 is the English translation of the annual report issued in Hungarian language and prepared in accordance with Act C/2000 on accounting and with generally accepted accounting principles in Hungary.

These principles may be different from International Financial Reporting Standards or accounting principles of any other country. No adjustments have been made to conform the annual report with any accounting principles other than Hungarian.

The auditors’ report is a translation of the auditors’ report issued in Hungarian language on the Hungarian annual report as outlined above.

In the event of any discrepancy, whether in the auditors’ report or in the annual report, the Hungarian original version prevails.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

1.     Background and General Information

Official name of the Company: Magyar Telekom Telecommunications Public Limited Company

Short name of the Company: Magyar Telekom Plc.

Headquarter of the Company: 1013 Budapest, Krisztina krt. 55.

The Company’s main activity is telecommunication.

The Hungarian Telecommunications Company (“Matáv Rt.”), the legal predecessor of Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or the “Company”) was founded by the Ministry of Transport, Communications and Construction on January 1, 1990. The Company was transformed by the Board of directors of State Asset Holding Ltd. into a wholly owned company limited by shares as of December 31, 1991.

The Company was privatized on December 22, 1993, when the MagyarCom consortium acquired a 30.1 per cent stake in the Company. At the second stage of the privatization, which took place in December 1995, MagyarCom became the majority owner.

On November 14, 1997 the Company was the first in the Central-Eastern European region to be listed on both the Budapest and the New York Stock Exchanges.

In June 1999, the State Privatization and Holding Company sold its remaining stake (5.75 per cent) through a secondary offering. After this transaction, the proportion of publicly traded shares increased to 40.47 per cent. MagyarCom’s share in the Company decreased to 59.53 per cent.

In 2000, the Company increased its common stock through issuing new shares in the amount of HUF 63 million, which were held mainly within the Magyar Telekom Group. As a result of this transaction, the proportion of publicly traded shares increased to 40.51 per cent and MagyarCom’s ownership changed to 59.49 per cent.

In 2002, the Company carried out an additional increase in common stock in the amount of HUF 490 million, which shares were repurchased. As a result of this transaction, the proportion of publicly traded shares changed to 40.32 per cent, the proportion of repurchased treasury stock to 0.47 per cent and MagyarCom’s ownership decreased to 59.21 per cent.

The Extraordinary General Meeting of the Company held on February 22, 2005 approved the decision of the Board of Directors to change the official name of Magyar Telecommunications Company Ltd. into Magyar Telekom Telecommunications Company Ltd., with short name of Magyar Telekom Rt. The change was registered by the Court of Registry on May 6, 2005.

On February 28, 2006 the name of Magyar Telekom Telecommunications Company Ltd. changed to Magyar Telekom Telecommunications Public Limited Company, with short name of Magyar Telekom Plc. (“Magyar Telekom Plc.” or the “Company”). The change was registered by the Court of Registry on February 28, 2006.

Persons authorised to sign the annual report:

Christopher Mattheisen - Chairman and Chief Executive Officer and Board member (residence: Budapest)

Thilo Kusch - Chief Financial Officer and Board member (residence: Budapest)

The Company’s bookkeeping services are provided by EurAccount Pénzügyi és Számviteli Szolgáltató Kft.

The company register number of EurAccount Kft. is 01-09-737269, its taxation number is 13477541-2-42.

The accounting services provided by EurAccount Kft. are supervised by Beáta Bálintné Pál Executive Director. Certificate number: 132224. Area of speciality: entrepreneurial activity. State: registered. Residence: Budapest The Company is subject to compulsory audit. The Company’s auditor is PricewaterhouseCoopers Ltd. — Márta Hegedsné Szcs

Magyar Telekom Plc.’s homepage address: www.magyartelekom.hu

2

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of our 2005 consolidated financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were also raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and have been implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, we have been fined HUF 13 million as a consequence of these delays.

The Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice have been informed of the investigation. The Company is in regular contact with these authorities regarding the investigation and is also responding to inquiries raised by and to the investigations being conducted by these authorities under U.S. and Hungarian law. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further document requests have been issued.

2.     Effects of mergers on the comparability of figures in 2006 and 2007

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the demerger of the access business line of T-Online Magyarország Zrt. and its merger into Magyar Telekom Plc. and the merger of Emitel Távközlési Zrt. into Magyar Telekom Plc. The mergers were registered by the Court of Registry on September 30, 2007.

In the course of the merger, EMITEL Távközlési Zrt. prepared an annual report according to the Hungarian Act on Accounting as of September 30, 2007 by closing its analytical and general ledgers. Magyar Telekom Plc. and T-Online Magyarország Zrt. (its new name is [origo] Zrt.) managed the takeover of assets and liabilities (including provisions and accrued expenses as well) and the resulting shareholder’s equity being the difference, with continuous bookkeeping.

Due to the takeover of assets and liabilities, the balance sheet lines of December 31, 2006 and 2007 are not entirely comparable. In order to assure comparability the merger balance sheet is disclosed in a summarised form in the Notes.

Due to the merger, the income statement of Magyar Telekom Plc. contains the revenues and expenses of the activities taken over for the period started October 1, 2007 ended on December 31, 2007. As a consequence, the income statements as of 2007 and 2006 are not entirely comparable. In order to assure comparability the income statements

3

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

of EMITEL Távközlési Zrt. and T-Online Magyarország Zrt. for the period started January 1 ended September 30, 2007 are disclosed in summarised forms in the Notes.

T-Mobile Magyarország Zrt. merged into Magyar Telekom Plc. with effect from February 28, 2006. Magyar Telekom Plc. managed the takeover of assets and liabilities (including provisions and accrued expenses as well) and the resulting shareholder’s equity being the difference, with continuous bookkeeping.

Due to the merger, Magyar Telekom Plc.’s income statement for 2006 contains the revenues and expenses of the Mobile Line of Business (T-Mobile ) for the period started on March 1, 2006 ended on December 31, 2006.

4

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

3.     Accounting policies

The accounting policies of Magyar Telekom Plc. include basic accounting principles, measurement methods and procedures as well as methods and tools used for enforcing the provisions of the Hungarian Accounting Regulations.

Magyar Telekom Plc. maintains its records both in accordance with the Hungarian Accounting Regulations (HAR) and International Financial Reporting Standards (IFRS). The differences between the two reports are solely due to differences in the respective accounting principles.

The closing day in the Company’s business year is December 31. The balance sheet preparation date is the 1st working day of the following year.

Magyar Telekom Plc. uses version “A” of the balance sheet and version “A” of the income statement (total cost method) when preparing its annual report in accordance with the Hungarian Accounting Regulations. Amounts in the annual report are stated in HUF millions. The currency of accounting is the Hungarian Forint (HUF).

The Hungarian Act on Accounting allows for certain captions in the balance sheet to be broken-down or omitted, what is adopted by the Company both in case of the balance sheet and the income statement.

Since January 1, 2005 the Company has complied with its obligation to prepare consolidated annual report in such a way that it prepares its consolidated annual report in accordance with the International Financial Reporting Standards. Based on the above, in contrast to previous practice, information regarding the consolidation level of related parties — for the year 2005 and for comparative periods as well — is no longer provided either in the income statement or in the balance sheet, only in the Notes.

Deutsche Telekom Group’s consolidated annual report prepared by Deutsche Telekom AG (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) includes Magyar Telekom Plc. as a subsidiary of Deutsche Telekom AG.

Definition of the accounting principles, guidelines and methods

Classification of accounting matters:

Magyar Telekom Plc. applies the materiality and significance guidelines for limits set forth in the Hungarian Accounting Regulations in preparing its annual report.

Material error

An error revealed must be treated as a material error in every case it results in at least 20 per cent change in prior year’s shareholder’s equity.

5

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Significant error

Items must be considered as significant in every case if in the year the error was discovered the cumulative absolute amount of the errors and their effects on net income and shareholder’s equity exceeds the lower of 2 per cent of total assets of the year they relate to or HUF 500 million.

If the Company reveals a significant error through self-revision, then modifications relating to prior years are presented next to the prior years’ figures for each balance sheet and income statement item.

The Company has set up regulations for valuation of assets and liabilities, scrapping, cost calculation, stocktaking, cash management, and system of documentation as required by the Hungarian Accounting Regulations.

Until further decision, the Company does not use the allowed alternative treatment in the Hungarian Accounting Regulations for the valuation of fixed assets as market value and valuation of certain financial instruments as fair value.

The Company qualifies every foreign exchange rate difference resulting from foreign exchange translation as significant, therefore all realized and unrealized foreign exchange gains and losses are recorded in the subledger as well as in the general ledger.

Valuation methods used for the preparation of the Balance Sheet

ASSETS

Recognition and measurement of non current assets

Intangible and tangible fixed assets

Magyar Telekom Plc. carries intangible and tangible fixed assets at historical cost less accumulated depreciation. Property, plant and equipment includes the capitalized value of improvements and refurbishment that extend the useful life of the asset, increase its capacity and/or modify its functionality.

The volume of costs connected directly to loans taken for acquisition or production of the asset is not significant therefore the Company does not capitalize it considering the principle of cost-benefit.

The Company neither capitalizes the foreign exchange difference resulting from the conversion of a foreign currency liability - for which there is no cover in the foreign currency bank account - that is directly connected to a tangible or intangible asset and has been recorded for the period up to the time when the asset is put into operation.

Depreciation policy

The depreciation of tangible fixed assets is determined using the straight-line method on the basis of the useful life of the assets, taking into consideration their residual value. The Company determines residual values for those groups of assets where the residual values are considered to be significant. Residual value is considered to be significant if the expected realizable value exceeds the expected scrap value when the asset is taken out of service.

The Company determines residual value for buildings and vehicles. Residual value is not considered to be significant for intangible assets and other groups of the tangible fixed assets.

The Company applies residual values only for assets capitalized after January 1, 2001. No residual value is calculated for additional capitalization on assets purchased before January 1, 2001.

6

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Applied residual value:

Buildings:	Determined individually based on the location of the building as well as the expected future useful life and usage of the building.
Vehicles:	Since January 1, 2005 personal cars for personal use: 40 per cent of the acquisition cost
(In cases of assets capitalized before 2005 and in Mobile Services Line of Business: 30 per cent)
passanger cars for business use: 30 per cent of the acquisition cost trucks under 3.5 tons: 30 per cent of the acquisition cost
trucks above 3.5 tons: 20 per cent of the acquisition cost
transport vehicles: 10 per cent of the acquisition cost.

Useful lives are determined based on generally accepted international telecommunication industry practices and development potentials. Magyar Telekom Plc. regularly reviews the useful lives of fixed assets and modifies them if necessary. The Company records the value of all tangible fixed assets below HUF 50,000 immediately as depreciation expense, except for those that are serving the operation of the telecom network directly; are part of the subscriber network and those installed telecom software operating solely on telecom hardware.

The Company records extraordinary depreciation in cases where the value of the assets permanently decreased due to the fact that it is no longer needed, is spoiled or destroyed, or if the book value is permanently and significantly in excess of the market value. In the absence of other reliable estimates the market value of the asset is determined using expected discounted cashflow analysis.

In case the market value of the individual asset that has been impaired before significantly exceeds its carrying value, the Company records a reversal of extraordinary depreciation and classifies the related income as other revenue.

Capitalized value of foundation and restructuring

The Company does not capitalize foundation and restructuring costs.

Capitalized value of research and development

The Company does not capitalize research and development costs.

Goodwill

That part of the cost of an acquisition of a subsidiary with qualified majority (at least 75 per cent ownership) which is calculated as the difference between the fair value of the acquired assets and the assumed liabilities (valued according to the Hungarian Act on Accounting) is recorded as goodwill if the acquisition cost is higher.

The Company does not record amortization on goodwill recognized after January 1, 2005 unless impairment is required. The Company applies the straight-line amortization method for goodwill recognized earlier.

Intellectual property

Since 2005 only those assets have been recorded as intellectual property which are in the ownership of the Company. The useful life of intellectual property is generally 5 years.

Those intellectual properties where the Company has only the rights of use are recorded as Rights. Their useful life are those of intellectual property.

7

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Own work capitalized

Direct costs incurred in the construction of property, plant and equipment manufactured by the Company are capitalized. This includes direct production costs and all other direct costs. The Company records materials provided to subcontractors at delivery as construction in progress.

Financial investments

Long term investments in subsidiaries are recorded at cost when established or at original purchase price less goodwill when acquired. At the end of the financial year, the Company’s investments are impaired if the market value of the equity investment is permanently and significantly lower than its book value. The impairment review is carried out on an individual basis.

Loans granted include loans to subsidiaries, associated companies and other companies as well as long term loans given to employees for housing purposes.

Recognition and measurement of current assets

Inventories

Goods are valued at cost using standard price method and raw materials using the weighted average cost formula. Telephone cards on stock are classified as goods for resale and are valued using the FIFO method.

Inventories include assets whose future usage can not be determined at the time of purchase (i.e. whether they will be used for an investment project or maintenance). Inventories also include advance payments on inventories and assets held for sale reclassified from tangible fixed assets.

Tangible fixed assets reclassified to inventories are valued on an individual basis. Besides these assets Magyar Telekom Plc. considers its inventories as low value items. Impairments of inventories purchased within a year are determined by a so-called Price Trend Report. If the current average price is higher by 20 per cent than the last month average price invoiced then the article has to be impaired to the average price of the last month.

Inventories purchased over a year ago are impaired in proportion to a percentage of their book value.

Measure of impairment on new materials:

• inventories from 12 to 24 months	35 per cent impairment
• inventories from 24 months	60 per cent impairment

Measure of impairment on used or repaired materials:

• inventories from 6 to 12 months	5 per cent impairment
• inventories from 12 to 24 months	50 per cent impairment
• inventories from 24 months	100 per cent impairment

Before 20007, impairments of inventories based on the following estimation method:

“Impairment loss is charged on individual inventory articles using ageing as follows:
Raw materials form 2006:
Inventories from 6-12 months	20 per cent impairment (40 % in 2005)
Inventories from 12 months	40 per cent impairment (80 % in 2005)

Individual impairment percentages can be applied for both categories above if it reasonable due to inventory usage or economic considerations.

80 per cent of goods are qualified based on ageing and market information.

Impairment loss charged on goods is similar to the method at raw materials by using 20 and 40 per cent rate.

8

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Mobile Line of Business charges impairment loss on purchased inventories to show their market or fair value at balance sheet date and other qualification date in the balance sheet.”

The change in the estimation method has no significant effect on the amount recorded as impairment (see Note 10).

Trade receivables

The balance of trade receivables reflects invoiced amounts accepted by the customers and does not include any unrecoverable and unaccepted receivables.

Rates of impairment for overdue receivables are the following:

	Magyar Telekom Plc. excl. Mobile LoB		Magyar Telekom Plc. Mobile LoB
	Receivables excl.	NER* net receivables	Mobile phone	Other trade	ROAMING
Days	NER*	(international settlement)	receivables	receivables	receivables
1-60
61-90			30%
91-180	30%	Based on individual LoB decision	50%	30%	5%
181-360	70%		70%	70%	25%
360 <	100%		99,9%	100%	50%

* NER: System for international settlements

Accounts receivable from companies under liquidation and in bankruptcy are identified on an individual basis and fully impaired. Magyar Telekom Plc. excluding Mobile LoB evaluates individually all trade receivables from those debtors (customers) having at least one non-hire-purchase debt more than 360 days overdue and in special circumstances receivables of key customers and receivables reduced by liabilities of countries participating in international settlement.

Impairment loss for debts of customers under voluntary liquidation is recorded based on individual decision.

The Company considers receivables as doubtful debt in the following cases:

• customers with suspended SIM cards are reported to police because of suspicion of fraud but the procedure at the police has not been finalized yet;

• customers with installment debts to whom the order for payment has been sent,

• customers with expired conditional discounts.

The Company does not impair receivables from related parties and non current loans granted to related parties.

Accounts receivable and payable related to international telecommunications traffic are stated at gross value, even though the financial settlement of the balance is performed on a net basis.

Magyar Telekom Plc. measures its foreign currency receivables at year-end at the official exchange rate of the Hungarian National Bank (“MNB”) as of December 31.

Securities

Securities in current assets include the original cost of bonds, shares, other securities held for sale and the repurchase value of treasury stock.

9

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

LIABILITIES AND SHAREHOLDER’S EQUITY

Valuation reserve

Magyar Telekom Plc. does not apply the allowed alternative treatment for the recognition of a valuation reserve arising from market value and fair value measurement.

Restricted reserve

Magyar Telekom Plc. records restricted amounts from capital reserves and retained earnings as restricted reserve. The repurchase value (acquistion cost) of the repurchased treasury stock is recorded in restricted reserve.

Provisions

Main items include:

•      early retirement payment liabilities

•      severance payment liabilities

•      contingent and other liabilities

•      environmental liabilities

•      guarantee liabilities determined by law

Valuation of liabilities in foreign currencies

Liabilities denominated in foreign currencies are valued at the official exchange rate of MNB at year-end.

Measurement principles applied in the preparation of the Income Statement

Based on the Section 74. (2) of Act C/2000 on accounting the exports sales revenue includes the value of sales and services supplied to non-resident customer regardless of the location of the services provided, except the customer is non-residential in the territory of Hungarian Republic and has not officially informed Magyar Telekom Plc. (e.g. non-resident customer - whose registered office, place of abode or permanent residence is situated abroad - buys phone sets in a T-Pont).

Revenues and expenses are recognized in line with the accrual concept of accounting. Non-realized exchange rate differences are recognized as follows:

•                  if the net balance of non-realized foreign exchange gain and loss is a gain, it is recorded as other revenue from financial transactions,

•                  if the net balance is a loss, it is recorded as other expenses from financial transactions.

The Company recognizes dividends approved by the General Meeting of the subsidiaries and associates in the year following the one they relate to. Interim dividends paid by the subsidiaries and associates are recorded as liability until final approval.

10

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

The fees paid by Magyar Telekom Plc. to carrier, mobile and international service providers for call termination are invoiced to the customers by Magyar Telekom Plc. Therefore the payments for calls initiated in Magyar Telekom Plc.’s network and terminated by carrier, mobile and international service providers as well as payments for leased lines (both domestic and international) are recorded and disclosed as intermediated services disclosed as costs of services sold.

Extraordinary items are disclosed in the Notes.

Revenues and expenses not directly related to the ordinary operations are disclosed as extraordinary items.

OTHER

Magyar Telekom Plc. pays special attention to meeting environmental protection regulations in its activities. The necessary power supply batteries used in switches and power generators and used cell phones are stored and neutralized in accordance with the applicable environmental protection laws.

The Company did not incur penalty expenses due to environmental liabilities.

4. Summary of the Company’s financial position and liquidity

The Company’s financial position and liquidity as of December 31, 2006 and 2007 are represented by the following financial ratios:

	2006	2007
Liquidity ratio (= current assets / current liabilities)	0.24	0.46

Operating margin (= operating profit / (sales revenues + other revenues))	0.14	0.12

Operating return on assets (= operating profit / total assets)	0.07	0.06

Leverage ratio (= non current liabilities / (equity + non current liabilities))	0.36	0.43

The favorable change in liquidity ratio is due to the decrease of current liabilities because year 2007 as of opposed to 2006, did not include two years of dividend payment liability (2005 and 2006). The payment of dividend for 2005 commenced on January 12, 2007 therefore its full amount (HUF 76,122 million) is disclosed as current liabilities in the 2006 figures.

The increase in leverage ratio is due to the increase in bank and owner’s (Deutsche Telekom Finance B.V.) financing.

11

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

The following is the cashflow statement for the years ended on December 31, 2006 and 2007:

		2006	2007

I. Cash flows from operating activities (lines 1-14)		147,220	6,894

1. Profit before income tax (before dividend received)	(+/-)	37,231	31,812
2. Depreciation and amortization	(+)	93,471	97,277
3. Impairment losses charged and reversed	(+/-)	8,462	5,600
4. Change in provisions	(+/-)	3,670	14,072
5. Profit or loss on the sale of non current assets	(+/-)	-1,794	-1,713
6. Change in accounts payable	(+/-)	7,013	-4,427
7. Change in other current liabilities	(+/-)	-3,446	12,235
8. Change in accruals	(+/-)	18,208	8,580
9. Change in accounts receivable	(+/-)	-15,950	-5,865
10. Change in current assets (without accounts receivable and cash and cash equivalents)	(+/-)	14,425	15,603
11. Change in prepayments	(+/-)	-19,442	-2,371
12. Income tax paid	(–)	5,767	-2,179
13. Dividend paid	(–)	-36	-149,066
14. Other non cash items	(+/-)	-359	-12,664

II. Cash flows from investing activities (lines 15-17)		-103,931	-58,418

15. Acquisition of fixed assets and financial investments	(–)	-112,851	-68,872
16. Proceeds from sale of non current assets	(+)	6,700	4,570
17. Dividends and advanced dividends received	(+)	2,220	5,884

III. Cash flows from financing activities (lines 18-29)		-41,780	52,254

18. Proceeds from issue of shares	(+)	2,097	7,472
19. Proceeds from the issuance of bonds	(+)	0	0
20. Loans received	(+)	227,021	283,361
21. Redemption from non current loans granted and bank deposits	(+)	37,196	39,582
22. Non-repayable liquid assets received	(+)	14	0
23. Share capital decrease	(–)	-18	-8
24. Treasury stock repurchases	(–)	0	0
25. Repayment of bonds	(–)	-1	0
26. Repayment of loans	(–)	-262,856	-223,836
27. Non current loans granted and bank deposits	(–)	-48,073	-49,939
28. Non-repayable donations given	(–)	0	-131
29. Change in liabilities to founders and other non current liabilities	(+/-)	2,840	-4,246

IV. Change in liquid assets (lines I. + II. + III.)	(+/-)	1,509	730

Cash at the beginning of the year		1,673	3,182

Cash at year-end		3,182	3,912

12

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

5. Intangible fixed assets

The following table is a summary of intangible fixed asset movements between January 1, 2006 and December 31, 2007:

	Capitalized costs of R&D	Rights	Intellectual property	Goodwill	Total

GROSS BOOK VALUE

Opening balance as of January 1, 2006	876	52,136	2,438	200,456	255,906
Additions	0	3,388	7,562	13,414	24,364
Additions due to merger	0	35,401	34,029	0	69,430
Disposals	763	2,211	37	0	3,011
Reclassifications	0	1,372	-1,194	0	178
Balance as of December 31, 2006	113	90,086	42,798	213,870	346,867
Additions	0	21,403	556	3,100	25,059
Additions due to merger	0	3,327	1,359	1,376	6,062
Disposals	113	1,230	29	0	1,372
Reclassifications	0	32,747	-32,417	0	330
Balance as of December 31, 2007	0	146,333	12,267	218,346	376,946

AMORTIZATION

Opening balance as of January 1, 2006	876	33,898	880	39,841	75,495
Charge for the year	0	8,937	5,354	10,149	24,440
Impairment	0	0	0	0	0
Additions due to merger	0	8,940	17,250	0	26,190
Disposals	763	2,067	32	0	2,862
Reclassifications	0	595	-589	0	6
Balance as of December 31, 2006	113	50,303	22,863	49,990	123,269
Charge for the year	0	15,217	2,098	10,170	27,485
Impairment	0	0	0	58	58
Additions due to merger	0	2,385	743	61	3,189
Disposals	113	1,021	28	0	1,162
Reclassifications	0	16,918	-16,911	0	7
Balance as of December 31, 2007	0	83,802	8,765	60,279	152,846

NET BOOK VALUE as of December 31, 2006	0	39,783	19,935	163,880	223,598

NET BOOK VALUE as of December 31, 2007	0	62,531	3,502	158,067	224,100

Extraordinary depreciation	0	0	0	58	58

Reversal of extraordinary depreciation	0	0	0	0	0

13

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Rights

The increase is mainly due to the extension of the period of GSM concessions, additionally capitalized rights of use (IT systems, SAP and other software) and reclassification of software rights of use from intellectual properties.

The decrease was caused by scrapping of obsolete software rights.

In 2007, depreciation increased by HUF 132 million due to the change of software’s useful life.

Intellectual properties

The increase in intellectual properties is mainly due to the mergers of Emitel Zrt. and the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc. The decrease is due to the reclassifiation from rights as mentioned before.

Goodwill

In 2006, further HUF 60 million goodwill was recognized relating to a correction of the purchase price of investment in Stonebridge Communication AD. Its useful life was defined in line with the remaining useful life of the previously recorded goodwill related to this investment.

Also in 2006, the Company purchased Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. and acquired an ownership in KFKI-LNX Hálózatintegrációs Zrt. Relating to these transactions, HUF 4,793 million and HUF 8,561 million goodwill was recognized.

Magyar Telekom Plc. has become the owner of IWIW Kft. and Adnetwork Kft. as a consequence of the merger of the access business line of T-Online Magyarország Kft. into Magyar Telekom Plc. At the same time the related goodwill was recognized in the amounts of HUF 1,132 million (IWIW Kft.) and HUF 174 million (Adnetwork Kft.). In connection with the merge HUF 8 million goodwill was recognized related to Alba Internet Adatbank és Informatikai Kft.

The Company purchased three subsidiaries previously 100 per cent owned by Viabridge Telecommunications Holdings Ltd. in 2007 and recognized goodwill in the amounts of HUF 447 million (Novatel EOOD), HUF 933 million (Orbitel EAD) and HUF 818 million (Combridge SRL).

Also in 2007, further goodwill was recognized in the amounts of HUF 507 million and HUF 395 million in connection with Magyar Telekom Plc.’s investments acquired in Mobilpress Zrt. and in M-Factory Kft.

During 2007 HUF 10,170 million amortization was charged on goodwill. Impairment in the amount of HUF 58 million was charged on X-Byte Számítástechnikai Kft.’s goodwill and it was derecognized from the books.

14

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

The movements in gross value and amortization of goodwill in 2006 and 2007 are summarized as follows:

Description	Remaining useful life (month)	Gross book value as of December 31, 2006	Accumulated amort’n as of December 31, 2006	Net book value as of December 31, 2006	Goodwill recorded in 2007	Amort’n charge in 2007	Net book value as of December 31, 2007

T-Mobile Távközlési Magyarország Rt.	168	181,948	-45,494	136,454	0	-9,115	127,339

KFKI-LNX Hálózatintegrációs Zrt.	0	8,561	0	8,561	0	0	8,561

EMITEL Távközlési Zrt.	137	10,501	-3,190	7,311	0	-589	6,722

Stonebridge Communication AD	186	7,507	-1,050	6,457	0	-392	6,065

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft.	0	4,793	0	4,793	0	0	4,793

IWIW Szolgáltató Kft.	0	0	0	0	1,132	0	1,132

Orbitel EAD	0	0	0	0	933	0	933

Combridge SRL	0	0	0	0	818	0	818

Mobilpress Zrt.	0	0	0	0	507	0	507

Novatel EOOD	0	0	0	0	447	0	447

M-Factory Kft.	0	0	0	0	395	0	395

Adnetwork Online Marketing Kft.	0	0	0	0	174	0	174

Integris-Rendszerház Kft.	61	306	-99	207	0	-34	173

Alba Internet Adatbank és Informatikai Kft.	5	0	0	0	9	-1	8

X-Byte Számítástechnikai Kft.	0	58	0	58	0	-58	0

Telemacedonia AD	22	3	-2	1	0	-1	0

BCN Rendszerház Kft.	0	193	-155	38	0	-38	0

Total		213,870	-49,990	163,880	4,415	-10,228	158,067

15

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

6. Tangible fixed assets

The following table is a summary of tangible fixed asset movements — without construction in progress and advance payments for construction in progress — between January 1, 2006 and December 31, 2007:

	Real estate and related rights	Technical equipment, machinery and vehicles	Other equipment and vehicles	Total

GROSS BOOK VALUE

Opening balance as of January 1, 2006	305,418	370,401	39,534	715,353
Additions	17,426	38,341	6,725	62,492
Additions due to merger	31,077	171,751	45,590	248,418
Disposals	5,836	13,384	3,808	23,028
Reclassifications	0	-268	90	-178
Balance as of December 31, 2006	348,085	566,841	88,131	1,003,057
Additions	10,095	35,529	4,521	50,145
Additions due to merger	8,318	8,691	973	17,982
Disposals	3,349	17,678	7,518	28,545
Reclassifications	5,457	5,832	-11,417	-128
Balance as of December 31, 2007	368,606	599,215	74,690	1,042,511

DEPRECIATION

Opening balance as of January 1, 2006	100,702	252,671	33,244	386,617
Charge for the year	11,737	49,918	7,061	68,716
Impairment	0	1,209	35	1,244
Additions due to merger	4,522	99,914	35,988	140,424
Disposals	1,865	11,046	3,657	16,568
Reclassifications	13	-45	26	-6
Balance as of December 31, 2006	115,109	392,621	72,697	580,427
Charge for the year	12,608	50,490	6,124	69,222
Impairment	95	80	8	183
Additions due to merger	3,428	5,693	661	9,782
Disposals	1,007	15,855	7,096	23,958
Reclassifications	2,119	8,432	-10,575	-24
Balance as of December 31, 2007	132,352	441,461	61,819	635,632

NET BOOK VALUE as of December 31, 2006	232,976	174,220	15,434	422,630

NET BOOK VALUE as of December 31, 2007	236,254	157,754	12,871	406,879

Further details are disclosed in Appendix 1.

16

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Real estate and related rights

The merger of the access business line of T-Online Zrt. and Emitel Zrt. into Magyar Telekom Plc. resulted in a significant increase of HUF 8,318 million in gross book value (HUF 4,890 million in net value) in the current year figures.

Increase in buildings amounted to HUF 3,131 million in gross value of which the capitalization from construction in progress of Antenna towers amounted to HUF 1,126 million. Gross value of telecommunication networks increased by HUF 6,375 million of which the additions to the on-ground metallic conducting cables for local network amounted to HUF 2,506 million.

The decrease in real estate and related rights is mainly due to the sale of real estates (Budapest, Horváth Mihály tér 17-19. - net value: HUF 1,145 million; Budapest, XI. Vásárhelyi Pál utca 4-6. - net value: HUF 439 million; Budapest, XI. Nagyszebeni út 53. - net value: HUF 197 million etc.), scrapping of rented buildings (net value: HUF 34 million) and partial scrapping of on-ground metallic conducting cables for local network (net value: HUF 40 million).

Technical equipment, machinery and vehicles

Increase is due the capitalization of telecommunication equipment of HUF 44,220 million and the merger of the access business line of T-Online Zrt. and Emitel Zrt. into Magyar Telekom Plc.

Obsolete and replaced assets were scrapped in an amount of HUF 386 million (EWSD subscriber centers, on-ground microwave telecommunication equipment, IN PreIN equipment).

Other equipment and vehicles

Increase in the amount of HUF 5,494 million is due to the capitalization of IT system hardware and the merger of the access business line of T-Online Zrt. and Emitel Zrt. into Magyar Telekom Plc.

The decrease in other equipment and vehicles is due to the sale of computers and peripherals connected indirectly to the core activity in an amount of HUF 184 million, car sales and scrapping of equipment for training and system support purposes with a net book value of HUF 56 million.

Reclassifications

Reclassifications of movements of intangible and tangible fixed assets are mainly due to the review of classification of assets in the asset categories.

17

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

7. Non current investments in related parties

As of December 31, 2006 and 2007, the Company’s non current investments are summarized as follows (further details on investments are disclosed in Appendix 2):

	Ownership direct (%)	Ownership indirect (%)	Net book value
	2007		2006	2007

Stonebridge AD (under liquidation)	100.00		90,266	90,364
Crnogorski Telekom AD	76.53		36,729	36,891
Investel Zrt.	100.00		7,162	9,029
Pro-M Zrt.	100.00		8,200	8,200
BCN Rendszerház Kft.	100.00		5,042	2,864
ViDaNet Zrt.	67.50	22.50	2,836	2,836
T-Kábel Magyarország Kft.	16.39	83.61	2,359	2,359
[origo] Zrt. (previously T-Online Zrt.)	100.00		12,750	1,886
T-Systems Hungary Kft.	100.00		1,633	1,693
Orbitel EAD	100.00		0	1,650
IKO-Telekom Zrt.	50.00		1,600	1,600
KFKI-LNX Zrt.	100.00		1,223	1,224
Dataplex Kft.	100.00		355	1,055
Novatel EOOD	100.00		0	633
Integris-Rendszerház Kft.	100.00		594	594
EurAccount Kft.	99.00	1.00	446	446
EPT Nyrt.	97.20		304	304
ViaBridge Telecommunications H. L. (under liquidation)	99.99	0.01	293	294
KIBU Innováció Kft. (X-Byte Kft.)	99.20	0.80	12	86
Novatel Ukraine LLC	99.94	0.06	70	70
M-Factory Zrt.	92.00		0	63
HUNSAT Zrt.	50.00		50	50
Telemacedonia AD	100.00		21	21
TeleData Kft.	50.98		20	20
ProMoKom Zrt. (under liquidation)	100.00		35	18
IQSYS Zrt.	0.30	99.70	0	15
IWIW Kft.	100.00		0	11
Gabriele 17 GmbH	100.00		7	7
Adnetwork Kft.	100.00		0	4
Mindentudás Egyeteme Kht.	60.00		2	3
Combridge SRL	100.00		0	0
Emitel Zrt.	0		4,036	0
EGERTEL Zrt.	0		1,793	0

Total			177,838	164,290

18

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Significant changes of Non current investments in subsidiaries

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc. and the merger of Emitel Távközlési Zrt. and Magyar Telekom Plc. The mergers were registered by the Court of Registry on September 30, 2007. After the merger the Company cancelled the Emitel Zrt.’s investments from its books and decreased the investment in T-Online Magyarország Zrt. ([origo] Zrt.) correspondingly.

During 2007 some subsidiaries increased their capitals (Dataplex Kft. by HUF 700 million, KIBU Innováció Kft./X-Byte Kft. by HUF 74 million, Novatel EOOD by HUF 630 million and Orbitel EAD by 1,650 million).

Magyar Telekom Plc. has decreased the capital of BCN Rendszerház Kft. in the amount of HUF 2,177 million.

HUF 263 million (of which HUF 253 million related to 2007) was recorded as foreign exchange difference on foreign exchange investments at the balance sheet date. This amount increased the book value of non current investments.

During 2007 HUF 17 million impairment was recorded related to investments (ProMoKom Zrt.).

Further significant changes in case of subsidiaries in 2007: T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt.; BCN Rendszerház Kft. and ICON Zrt. merged into KFKI-LNX Hálózatintegrációs Zrt. The transformations were registered by the Court of Registry with effect from December 31, 2007. On December 31, 2007 the merged companies are disclosed separately in the books of Magyar Telekom Plc. and in the Notes. The merged subsidiaries were cancelled from the books in January, 2008.

New investments in 2007

Magyar Telekom Plc. decided to purchase three subsidiaries (Novatel EOOD, Orbitel EAD and Combridge SRL) owned 100 per cent by Viabridge Telecommunications Holdings Ltd.

After the transaction the Company has 100 per cent ownership in these companies. The acquisition cost of the companies was together EUR 8,709 thousand.

Novatel EOOD

The company was established in 2004 with BGN 300,000 subscribed capital and with headquarter in Sofia, Bulgaria. The company’s main activities are: international and domestic leased line connection, international IPVPN services, roaming services, infocommunication business solutions and international call termination.

In connection with the investment HUF 447 million was recorded as goodwill. Novatel’s share capital was increased by HUF 630 million (EUR 2,500 thousand) at year-end.

Orbitel EAD

The company’s headquarter is in Sofia, Bulgaria. Its subscribed capital is BGN 78,125. The company is an alternative service provider with main activities of voice service, providing connection between sites, leased line and IPVPN services and system (network) integration.

In connection with the investment HUF 933 million (EUR 3,696 thousand) was recorded as goodwill. Magyar Telekom Plc. increased Orbitel’s share capital by HUF 1,650 million (EUR 6,511 thousand) at year-end.

19

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Combridge SRL

The company’s headquarter is in Bucarest, Romania. Its subscribed capital is ROL 2,000,000. Its main activities are: international and domestic leased line connection, international internet access, international IPVPN services, roaming services and international VoIP call termination.

In connection with the investment HUF 818 million (EUR 3,241 thousand) was recorded as goodwill.

Further investments acquired in 2007

IQSYS Informatikai Zártkörűen Működő Részvénytársaság (IQSYS Zrt.)

IQSYS Zrt. was established in 1990 with headquarter in Budapest. The company’s capital at acquisiton was HUF 211 million. Its main activities are: releasing software, wholesale of computers and software, reproduction of computer storage media, data processing and repair of office computers.

In 2007 Magyar Telekom Plc. Purchased the 32 remaining shares in the amount of HUF 15 million (HUF 20,000 per share at face value) representing 0.3 per cent ownership rights.

T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt. with effect from December 31, 2007. The transformation was registered by the Court of Registry.

M-Factory Kommunikációs szolgáltató Kft. (M-Factory Kft.) / Mobilpress Zrt.

Mobilpress Zrt. is one of the leading provider of mobile content and aggregator services in Hungary, was established in 2005. The company’s common stock is HUF 20 million which consists of 200 shares (HUF 100,000 per share at face value).

In January 2007 - after signing the contract in December 2006 - Magyar Telekom Plc. purchased 100 per cent of Mobilpress Zrt.’s shares in the amount of HUF 600 million. By this transaction the Company strengthened its leading role in the area of mobile content and value added services.

In connection with the investment HUF 507 million was recorded as goodwill.

Magyar Telekom Plc. purchased 75.05 per cent share in M-Factory Kommunikációs Szolgáltató Kft. in the amount of HUF 450 million. The transaction was registered by the Court of Registry in January 2007.

In connection with the investment HUF 394 million was recorded as goodwill.

During 2007 the founders decided to merge Mobilpress Zrt. and M-Factory Kommunikációs Szolgáltató Kft. The form of transformation is merger under which M-Factory Kft. merged into Mobilpress Zrt.. Magyar Telekom Plc. derecognized its investment.

The successor company’s name was changed to M-Factory Kommunikációs Szolgáltató Zártkörűen Működő Részvénytársaság.

As a result of the transformation, Magyar Telekom Plc.’s ownership in the company changed to 92 per cent.

The transformation and the change of name were registered by the Court of Registry.

20

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Investments in the books of Magyar Telekom Plc. resulting from the transformations in 2007:

As mentioned before, with the separation of the access business line from T-Online Magyarország Zrt. and its merger into Magyar Telekom Plc., the Company acquired a 100 per cent ownership in Adnetwork Online Kft. and IWIW Kft.

Adnetwork Online Marketing Kft. (Adnetwork Online Kft.)

The company was established in 2005 with headquarter in Budapest. Its share capital is HUF 5 million. Among others the company’s activities are: wholesale trade of certain products as an agent, retail trade of certain products, reproduction of computer storage media, releasing software, periodical publications and data processing.

IWIW Szolgáltató Kft. (IWIW Kft.)

The company was established in 2002 with headquarter in Budapest. Its share capital is HUF 3 million. The company’s main activities are: producing software, technical assistance and releasing software. Its other activities are: publication of books, newspaper, phonograms, hardware consultancy services, data processing, database services and on-line publications.

Other major investments:

Stonebridge Communications AD (Stonebridge AD)

In December 2000, Magyar Telekom Plc., on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The deal was concluded on January 15, 2001, whereby the Company paid the purchase price on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by Magyar Telekom Plc. was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge AD, which is a holding company residing in Skopje.

In accordance with the deed of foundation and an agreement between Magyar Telekom Plc., SEEF Holdings Ltd. and CosmoTelco Added Value Services S.A., the latter two acquired 6.1 per cent and 7.4 per cent ownership in Stonebridge AD.

In accordance with the shareholders’ agreement between Magyar Telekom Plc., SEEF and CosmoTelco signed on December 14, SEEF exercised its put option in 2003 and 2004. Thereby the Company purchased further 6.1 per cent stake in Stonebridge AD.

Also in 2004, Magyar Telekom Plc. Purchased the 7.4 per cent shares owned by CosmoTelco in Stonebridge AD. As a result of this transaction, the Company became the 100 per cent owner of Stonebridge AD.

[origo] Média és Kommunkációs Zrt. ([origo] Zrt.) - previously T-Online Magyarország Internet Szolgáltató Zrt.

In the field of Internet servicing, this company is a very important investment of Magyar Telekom Plc. The company was established in 1999, with its headquarters in Budapest. The company has a strong position both in the residential and the business segments.

In 2005 the company changed its name to T-Online Magyarország Internet Szolgáltató Részvénytársaság (T-Online Magyarország Zrt.) and was registered by the Court of Registry on May 6, 2005.

As mentioned before, the Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc.

The internet and content providing business line of T-Online Magyarország Zrt. continues its activities under the name of [origo] Média és Kommunikációs Zrt.

The transformation and the change of name were registered by the Court of Registry on September 30, 2007.

21

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

BCN Rendszerház Informatikai és Kommunikációs Hálózatokat Szolgáltató Kft. (BCN Rendszerház Kft.)

MatávCom Kft. was established in 1997 with its headquarters in Budapest. MatávCom Kft. sells products and provides services for the integration of business communication networks and IT applications. The activities of the company were restructured during 2001 and certain activities were transferred to Magyar Telekom Plc.

In 2004, BCN Kft. merged into MatávCom Kft. Following this transaction MatávCom Kft. changed its name to BCN Rendszerház Informatikai és Kommunikációs Hálózatokat Szolgáltató Kft. (BCN Rendszerház Kft.

In 2007 Magyar Telekom Plc. decreased the company’s capital in the amount of HUF 2,177 million.

The company merged into KFKI-LNX Rendszerintegrációs Zrt. (owned 100 per cent by Magyar Telekom Plc.) and the merger was registered by the Court of Registry.

Investel Magyar Távközlési Befektetési Zrt. (Investel Zrt.)

Investel Zrt. was established on June 25, 1991 with the majority ownership of Magyar Telekom Plc. for the purpose of ensuring financing for Magyar Telekom’s investment programs by obtaining financing from domestic and international money markets. By the end of 1997, the original function of the company lost its importance. Currently it is the owner and trustee of cable TV companies.

In 2007 EGERTEL Zrt. merged into Investel Zrt. and it was registered by the Court of Registry with effect from August 31, 2007.

T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.)

On July 1, 1998 Magyar Telekom Plc. established MatávkábelTV Kft. to provide cable television services.  MatávkábelTV Kft. changed its name in 2005. The new name is T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.) which was registered by the Court of Registry on May 6, 2005.

EGERTEL Távközlési Hálózat Létesítő Zrt. (EGERTEL Zrt.)

The company was established on May 27, 1993 with the majority ownership of EMA (First Hungarian Fund) to construct a telephone network in the area of Eger. Magyar Telekom Plc. gradually bought out EMA by using its call option.

In 2007 the company merged into Investel Zrt. The transformation was registered by the Court of Registry with effect from August 31, 2007. Magyar Telekom Plc. derecognized its investment from the books.

Első Pesti Telefontársaság Nyrt. (EPT Nyrt.)

EPT Nyrt. was established in 1992 with headquarters in Budapest. At present the company provides IP based international and domestic telecommunication and call center services. In 2003 additional shares were bought by the Company for HUF 65 million, increasing Magyar Telekom Plc.’s direct ownership in the company to 97.20 per cent.

In 2005 the company decreased its share capital together with a capital increase which was registered by the Court of Registry on March 1, 2005.

Integris-Rendszerház Informatikai Szolgáltató Kft. (Integris-Rendszerház Kft./ Rába Szolgáltatóház Kft.)

The company residing in Győr, provides telecommunications, IT, financial, accounting and human resources related services for Rába Automotive Group. The company started its operations on October 1, 2000.

22

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

On November 28, 2003, Magyar Telekom Plc. paid HUF 900 million to Rába Járműipari Holding Rt. for the 100 per cent ownership of Rába-Szolgáltatóház Kft. The transaction was approved by the Competition Office on January 5, 2004. The acquisition provides the Company with the opportunity to take advantages of its economies of scale in new areas.

The co-operation with the Rába Group is based on a frame-contract expiring in 2012 signed on November 14, 2003. In line with the ownership expectations and the new strategic aims, the company changed its name to Integris-Rendszerház Kft. on September 14, 2004. The company continues its operations as an outsourcing company of Magyar Telekom Plc. Group’s Business Services Line of Business.

The company merged into IQSYS Zrt. with effect from December 31, 2007 and the merger was registered by the Court of Registry.

ViDaNet Kábeltelevíziós Szolgáltató Zrt. (ViDaNet Zrt.)

In 2003 Győri KTV Kft., Kaposkábel Kft. and Kábelholding Rt. merged into Németkábel Vagyonkezelő Rt. After the merger the company changed its name to ViDaNet Rt. which was registered on February 11, 2003 by the Court of Registry. The company’s common stock is HUF 2,000 million which consists of 20,000 shares (HUF 100,000 per share at face value) with different ownership rights.

In 2005 KIS-ASTRASAT Kft. merged into ViDaNet Rt. and the book value of the investment increased by HUF 336 million. In 2005, the company’s name was changed to ViDaNet Kábeltelevíziós Szolgáltató Zártkörűen Működő Részvénytársaság which was registered by the Court of Registry.

Mindentudás Egyeteme Tudományos Közhasznú Társaság (Mindentudás Egyeteme Kht.)

The company was established in 2004 by Magyar Telekom Plc., the Hungarian Academy of Sciences and T-Online Magyarország Zrt. The company’s share capital is HUF 5 million. Magyar Telekom Plc.’s quota in the company and its share in its capital was 40 per cent. The purpose of its public activity is to organize public courses through media and other telecommunication means to help spreading knowledge of highly interesting scientific topics. The company conducts its business activities to accomplish its main purposes and not endanger it.

The company was registered by the Court of Registry on June 3, 2004.

The proportion of Magyar Telekom Plc.’s direct share in the company changed from 40 per cent to 60 per cent subsequent to the merger of T-Online Zrt.’s access business line into Magyar Telekom Plc.

IKO-TELEKOM Média Holding Zártkörűen Működő Részvénytársaság (IKO-TELEKOM Zrt.)

Magyar Telekom Plc. entered into an agreement with IKO Media Group for establishing a holding company with the aim of merging their interests in Magyar RTL Televízió Rt. and providing interactive and premium rate content services. As a result IKO-Matáv Média Holding Rt. was established with 50 per cent ownership of both owners. The company’s share capital is HUF 20 million, fully paid in cash. The company’s headquarter is in Budapest.

Through this business association, Magyar Telekom Plc. increased its share in premium rate content services and strengthened its position in commercial broadcasting.

As stated in the decree of the General Meeting, the owners’ shares in M-RTL Rt. were contributed to the Holding as contribution-in-kind. In 2005 the contribution-in-kind by Magyar Telekom Plc. was registered by the Court of Registry in the amount of HUF 1,590 million.

23

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

T-Systems Hungary Szolgáltató Kft. (T-Systems Hungary Kft.)

In 2004 Magyar Telekom Plc. acquired a 49 per cent share in T-Systems Hungary Kft. based on an agreement between Magyar Telekom Plc. and T-Systems International. The acquisition included the purchase of the quota for HUF 1,430 million through a capital increase by HUF 82 million and the transfer of HUF 1,918 million to capital reserves.

The company’s main activity is software consultation and supply.

T-Systems Hungary Kft. and Magyar Telekom Plc. form a strategic alliance in providing integrated solutions to 200 of the most significant Hungarian companies. T-Systems Hungary Kft. acts as an outsourcing partner of Magyar Telekom Plc. for system integration services, while Magyar Telekom Plc. supports its partner in telecommunications and network services.

In 2006 HUF 1,797 million impairment loss was recorded related to the investment.

On January 1, 2007 Magyar Telekom Plc. acquired a further 2 per cent share in an amount of HUF 60 million in the company and its ownership in the company increased to 51 per cent.

Also in 2007 Magyar Telekom Plc. and T-Systems Enterprise Services GmbH (as 49 per cent owner of T-Systems Hungary Kft.) entered into a separation, contract including that the T-Systems Enterprise Services GmbH separates its ownership from T-Systems Hungary Kft. After this separation T-Systems Hungary Kft. continues its operations as a single-member company with unchanged legal status. The company’s share capital is HUF 500 million.

As a result of the transformation, Magyar Telekom Plc. became the 100 per cent owner of the company.

The company merged into IQSYS Zrt. with effect from December 31, 2007 and the merger was registered by the Court of Registry.

ViaBridge Telecommunications Holding Limited (ViaBridge Ltd.)

ViaBridge Telecommunications Holding Ltd. was registered on July 6, 2004 in Malta. The company’s share capital is EUR 251,000 (HUF 62 million) consisting of 2,510 shares (EUR 100 per share at face value). Magyar Telekom Plc. owns 2,509 shares and EGERTEL Zrt. (Investel Zrt.) owns 1 share.

In 2005, the company’s share capital increased as a result of issuing 9,100 shares (EUR 100 per share at face value) and therefore Magyar Telekom Plc.’s investment increased by HUF 222 million.

Crnogorski Telekom A.D.

In 2004, the Montenegrin Privatization Agency issued a tender for the sale of a 51.12 per cent stake in the Montenegrin Telecommunications Company (TCG). Magyar Telekom Plc. won the tender.

Crnogorski Telekom A.D. is the incumbent fixed line service provider of Montenegro with a 100 per cent owned mobile telecom service provider subsidiary, T-Mobile Crne Gore D.O.O. The company is also the 100 per cent owner of Internet Crne Gore D.O.O., the leading Montenegrin internet service provider company. The share purchase agreement was signed on March 15, 2005 in the amount of EUR 114 million. Magyar Telekom Plc. acquired a further 25.41 per cent share for EUR 27 million based on an agreement with minority shareholders.

Related to this investment consulting fees were capitalized in the amount of HUF 971 million and negative goodwill was recognized in the amount of HUF 239 million.

EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (EurAccount Kft.)

EurAccount Kft. was established on March 1, 2005 by Magyar Telekom Plc. and EGERTEL Zrt. to provide accounting services for Magyar Telekom Plc. The company was registered by the Court of Registry on April 1, 2005.

The company’s share capital is HUF 450 million, cash contribution in full, of which Magyar Telekom Plc.’s capital contribution is HUF 445.5 million.

After the merger of EGERTEL Zrt. into Investel Zrt, Investel Zrt. became the minority owner of the company

24

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Novatel UKRAINE LLC

In 2005, Magyar Telekom Plc. established NOVATEL Ukraine Limited Liability Company with 99.9 per cent stake. The company’s share capital is EUR 150,150, of which Magyar Telekom Plc. paid EUR 150,000 based on its ownership ratio. During 2005 the company’s share capital increased by EUR 126,000.

Pro-M Profeszionális Mobilrádió Zártkörűen Működő részvénytársaság (Pro-M. Zrt.)

On November 11, 2005 Magyar Telekom Plc. together with T-Mobile Magyarország Rt. established Pro-M Professzionális Mobilrádió Zártkörűen Működő Részvénytársaság (Pro-M Zrt.) with its headquarter in Budapest. The company’s main activity is telecommunication. The company’s share capital was HUF 200 million, which was cash contribution in full, of which Magyar Telekom Plc.’s share was HUF 50 million.

The Court of Registry registered Pro-M Zrt. on January 31, 2006.

The company’s capital increased by HUF 5,000 million and further HUF 3,000 million was contributed as capital reserves during 2006. The Court of Registry registered the transaction on May 22, 2006.

As a result of T-Mobile Magyarország Rt.’s merger into Magyar Telekom Plc., the Company’s share increased to 100 per cent.

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. (Dataplex Kft.)

On December 12, 2005, Magyar Telekom Plc. signed an agreement on purchasing a 100 per cent ownership of Dataplex Kft. The company is a major player in Hungary’s IT service sector. The company provides growth potential in the IT service sector for Magyar Telekom Group. After the approval of the Competition Office the Court of Registry registered the transaction on April 20, 2006. The purchase price of the investment was HUF 5,113 million. Consulting fee of HUF 34 million capitalized on the investment increased the book value.

In connection with the investment HUF 4,793 million was recorded as goodwill in 2006.

KFKI-LNX Hálózatintegrációs Zrt.

On June 16, 2006 Magyar Telekom Plc. signed an agreement on purchasing a 100 per cent ownership in KFKI-LNX Zrt.

The maximum purchase price was determined HUF 9,670 million. KFKI Group (KFKI-LNX Zrt. and its subsidiaries ICON Zrt. and IQSYS Zrt.) is a major player in Hungary’s IT service sector. By the acquisition, Magyar Telekom Group may achieve further market growth and widen its service portfolio in the business segment of the IT service sector.

The members of KFKI Group are: KFKI-LNX Zrt., main activities including structuring and operating of communication networks (network integration) ICON Zrt., main activities including IT infrastructure and security solutions (system integration) and IQSYS Zrt., main activities including software and application development. The purchase price (with a maximum of HUF 9,670 million) can change depending on later financial results.

Consulting fee of HUF 115 million capitalized on the investment increased the book value.

In connection with the investment, HUF 8,561 million was recorded as goodwill in 2006.

BCN Rendszerház Kft. and ICON Zrt. merged into KFKI-LNX Zrt. with effect from December 31, 2007 and the merger was registered by the Court of Registry.

25

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

8.  Non current loans granted to related parties

As of December 31, 2006 and 2007 non current loans granted to related parties are the following:

	2006	2007
Pro-M Zrt.	9,400	10,500
T-Kábel Magyarország Kft.	0	5,424
ViDaNet Zrt.	1,580	1,940
KFKI-LNX Zrt.	0	1,300
Orbitel EAD	0	1,140
Dataplex Kft.	0	800
ICON Zrt.	0	400
NOVATEL Ukraine LLC	119	137
EMITEL Zrt.*	1,820	0
Viabridge Ltd.	1,753	0
Total	14,672	21,641

The amount of loans does not include the installments due within one year. These installments were reclassified to short term receivables from related parties (see Note 12).

After the merger with Emitel Zrt. the Company derecognized its relevant existing loans.

9.  Other non current loans granted

This caption contains long term loans granted to employees and deposits given and long term bank deposits as well as the long term part of installment receivables of cell phone sales.

26

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

10.  Inventories

Inventories include mainly network maintenance materials, cables and telecommunication assets stored. Goods include mainly telecommunication goods and abandoned fixed assets designated for sale.

The following is a movement table of inventories in 2006 and in 2007:

	2006	2007
Opening balance	2,862	7,501
Change in inventories	1,365	103
Impairment loss	-501	-469
Increase due to the merger *	3,555	76
Impairment loss reversed	170	0
Change in advance payments given for inventories	50	-50
Closing balance	7,501	7,161

* The increase in 2006 is due to the merger of T-Mobile Magyarország Rt.

Further details of inventory impairment are disclosed in Appendix 3.

11.  Accounts receivable

As of December 31, 2006 and 2007 accounts receivable include the following:

	2006	2007
Domestic accounts receivable	45,399	48,206
Foreign accounts receivable	2,024	1,570
Impairment of receivables	-11,917	-10,724
Total	35,506	39,052

Further details on receivables impairment are disclosed in Appendix 3.

27

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

12.  Receivables from related parties

Receivables from related partiesas of December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Receivables from Combridge SRL	604	2,798
Loans to BCN Kft.	0	1,300
Loans to Novatel EOOD	8	1,094
Loans to Orbitel EAD	0	966
Receivables from T-Systems Hungary Kft.	250	844
Loans to Dataplex Kft.	500	700
Receivables from T-Kábel Kft.	3,925	631
Loans to EPT Nyrt.	500	500
Receivables from Pro-M Zrt.	2,585	470
Loans to M-Factory Zrt.	0	270
Loans to ViDaNet Zrt.	464	60
Receivables from [origo] Zrt. (previously T-Online Zrt.)	2,036	13
Loans to Viabridge Ltd	4,513	0
Loans to EGERTEL Zrt.	593	0
Other	776	865
Total	16,754	10,511

28

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

13.  Other receivables

The Company’s other receivables as of December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Advance payments given	1,440	1,653
Tax receivables*	6,885	1,551
Receivables from employees	1,190	1,342
Shorter part of KFKI deposit (maturing in March 2008)	0	920
Receivables from the government	104	150
Own share sale	509	0
Reclaimable VAT of Roaming service	464	0
M-Factory acquisition (not registered by the Court of Registry until December 31, 2006)	450	0
Other	1,100	729
Total	12,142	6,345

* After the merger of T-Mobile Magyarország Rt. into Magyar Telekom Plc. the Company as T-Mobile Magyarország Rt.’s legal successor was to pay its tax advances in 2006.

14.  Securities

The amount of HUF 1,179 million, presented as securities, represents the value of repurchased treasury stock. On July 3, 2002 the Company issued new shares through CIB Bank Rt. to cover its management stock option plan. In 2006 and 2007 shares with a book value of HUF 422 and HUF 325 million were sold within the frame of the above mentioned plan. In connection with the sale, a part of the restricted reserve was released in the same amount in 2006 and 2007(see Note 16).

15.  Prepayments and accrued income

	2006	2007
Accrued income related to telecommunication activities	26,004	23,038
Accrued income related to related parties	1,604	7,917
Other	733	125
Accrued income	28,341	31,080
Rental fees	572	535
Insurance fees	4	11
Other	845	507
Prepaid costs and expenses	1,421	1,053

Total	29,762	32,133

Revenues related to the main activity are accrued depending on the billing-cycle. The revenues of actual, but not invoiced, traffic are accrued.

29

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

16. Shareholder’s Equity

	Number of	Nominal value	Total value	Ownership
Shareholder	shares	(HUF per share)	(HUF’000)	percentage (%)

MagyarCom Holding GmbH	617,438,581	100	61,743,858	59.21%
Free float	423,803,393	100	42,380,339	40.65%
Repurchased treasury stock	1,503,541	100	150,354	0.14%
State-owned	100	100	10	0.00%

Total	1,042,745,615		104,274,561	100.00%

The Company’s common stock consists of 1,042,745,615 pieces of shares (face value HUF 100 per share, “A” series). The extraordinary general meeting of the Company held on June 29, 2007 abolished the “B” series of preference share (“golden share”) and the “B” share (face value HUF 10,000) was transformed to 100 pieces of share (face value HUF 100, “A” series). The Court of Registry was registered the change with effect from September 30, 2007.

Changes in the equity items during 2006 and 2007 are summarized as follows:

			Retained	Restricted	Balance Sheet
	Common stock	Capital reserves	earnings	reserves	Net Profit
Opening balance as of January 1, 2006	104,281	52,837	204,834	1,926	0
Increases	0	0	163	0	15,405
Increase due to the merger	0	2,097	51,258	500	0
Decreases	4	2	13	0	0
Decreases due to the merger	0	0	51,644	0	0
Reclassifications	0	0	922	-922	0
Balance as of December 31, 2006	104,277	54,932	205,520	1,504	15,405
Increases	0	0	1,025	0	35,634
Increase due to the merger	0	3,358	1,023	377	0
Decreases	2	1	185	0	0
Decreases due to the merger	0	0	10,170	0	0
Reclassifications	0	0	15,730	-325	-15,405
Balance as of December 31, 2007	104,275	58,289	212,943	1,556	35,634

30

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

17. Provisions

	Early retirement
	and severance	Contingent
	payments*	liabilities	Other**	Total
Opening Balance as of January 1, 2006	2,807	1,376	124	4,307
Increase	0	6,250	195	6,445
Increase due to the merger	25	3,752	48	3,825
Decrease	1,842	4,585	173	6,600
Closing Balance as of December 31, 2006	990	6,793	194	7,977
Reclassification at opening	0	166	-166	0
Increase	13,942	2,856	1,351	18,149
Increase due to the merger	0	99	51	150
Decrease	787	3,440	0	4,227
Closing Balance as of December 31, 2007	14,145	6,474	1,430	22,049

*                 In 2007, HUF 13,942 million provision was recognized for headcount reduction in the following years.

**          In 2007, HUF 1,284 million provision was recognized for reorganisation of the call center.

The main items of reversals of provision for contingent liabilities during the year are as follows:

Titles	2006	2007
Customer loyalty program	1,811	1,834
Employees’ bonuses	45	426
Payment obligation due to EKG agreement	0	296
Legal cases	806	195
Penalties	400	190
Amount transferred to Dimenzió Biztosító Egyesület	193	139
Dismissal expenses of employees of DeTeImmobilien Hungary Rt.	168	96
Environmental liabilities	0	91
Forgiveness of employee loans	171	58
Guarantee liabilities	31	48
Local business tax default	874	0
Multipont usage	86	0
Other	0	67
Total reversals	4,585	3,440

31

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

The main items of increase of provision for contingent liabilities during the year are as follows:

Titles	2006	2007
Customer loyalty program	1,963	1,720
Liability increase due to EKG agreement	711	497
Environmental liabilities	972	225
Contribution to be given to Dimenzió Biztosító Egyesület	139	180
Penalties	320	100
Employees’ bonuses	332	54
Guarantee liabilities	46	46
Legal cases	826	34
Local business tax default	874	0
Public procurement fee	67	0
Total increases	6,250	2,856

18. Construction loans

Construction loans disclosed in previous year’s annual report are reclassified to Other non current loans in 2007 and are detailed in Note 19.

19. Other non current loans

The Company had long term loan liabilities in the amount of HUF 50,557 million as of December 31, 2007 which includes the opening balance of the Construciton loans disclosed in the previous year’s annual report.

During 2007, HUF 57,600 million was drawn down and HUF 2,449 million was reclassified to current loans.

The Company repaid HUF 23,000 million during 2007. Non-realized foreign exchange loss was recognized in the amount of HUF 156 million on foreign exchange loans.

The short term parts of construction loans are disclosed among current loans (see Note 21).

The Company does not have any assets pledged for loans.

The maturities of non current bank loans are as follows (including debt from issuance of bonds):

Due dates	Amount
2009	30,828
2010	8,729
2011	11,000
Further installments in total	123	*
Total	50,680

* Debt from issuance of bonds

32

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

20. Non current liabilities to other related parties

This caption contains the non current part of related party loans received from Deutsche Telekom Finance B.V. The closing balance of these loans as of December 31, 2007 is HUF 254,432 million.

Loans in the amount of HUF 30,000 million were drawn down in January 2007 repayable until 2010 (fix interest rate of 7.66 per cent), HUF 34,000 million loan was drawn down in May 2007 repayable until 2011 (fix interest rate of 7.21 per cent) and HUF 25.000 million loan was drawn down also in May 2007 repayable until 2013 (fix interest rate of 7.26 per cent).

The short term part of related party loans (HUF 20,000 million) is disclosed in Note 23.

The maturities of non current owner’s loans are as follows:

Maturity	Amount
2009	87,487
2010	39,487
2011	43,486
2012	49,486
2013	34,486
Total	254,432

21. Current loans

The Company had current loans received from banks in the amount of HUF 39,942 million as of December 31, 2007. During 2007, HUF 136,761 million was drawn down and HUF 2,449 million was reclassified from long term loans. The Company repaid HUF 126,723 million during 2007. Non-realized foreign exchange loss was recognized in the amount of HUF 81 million on foreign exchange loans.

22. Current liabilities to related parties

This caption consists mainly the loan payables to related parties. The balance of the loan payables to Stonebridge AD is HUF 13,682 million, to Investel Magyar Távközlési Befektetési Zrt. is HUF 630 million and to EurAccount Kft. is HUF 400 million.

Interest-Pool liabilities to subsidiaries amounted to HUF 2,748 million. Other liabilities to related parties include HUF 3,554 million to INVESTEL Magyar Távközlési Befektetési Zrt., HUF 1,144 million to BCN Rendszerház Kft, HUF 587 million to T-Systems Hungary Kft and HUF 1,795 million to other related parties.

23. Current liabilities to other related parties

This caption contains HUF 20,000 million (short term part) of the related party loans described in Note 20. This amount has to be repaid on May 20, 2008 (fix interest rate of 8.21 per cent).

Deutsche Telekom has pledged its support for financing the Company’s needs through to the end of June 2009.

33

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

24. Other current liabilities

Other current liabilities as of December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Liability relating to inter-connection fee based on Decrees of NHH 999/2004, NHH/DH-6584-12/2005 and DH-385-18/2006.	5,063	6,603
Payables to employees and related contributions	3,127	4,597
Value Added Tax	5,967	4,772
Personal income tax	1,909	3,067
Liability from topping up the universal balance*	0	2,309
Remaining purchase price of KFKI-LNX Zrt. - second installment	0	920
Liabilities to government	171	887
Solidarity tax	0	182
Dividends payable 2005**	76,122	0
Dividends payable 2006**	72,994	0
Dividends payable 2007**	0	0
Withholding tax	358	0
Other***	2,477	4,229
Total	168,188	27,566

* In August 2007 the Company’s Mobile Services Line of Business introduced, as a new service, the option for its customers to top up their universal balance.

** The General Meeting held on December 21, 2006, decided on paying dividend for 2005 which commenced on January 12, 2007. The General Meeting held on April 26, 2007, decided on paying dividend for 2006 which commenced on May 24, 2007. Dividend payable for 2007 has not been decided yet.

*** The category “Other” includes HUF 42 million and HUF 55 million unpaid dividends approved for 2006 and 2007, respectively. The category also includes liabilities due to the EKG agreement in the amounts of HUF 1,075 million in 2006 and HUF 2,028 million in 2007.

34

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

25. Accrued expenses and deferred income

	2006	2007
Deferred subscription and traffic fees	6,758	5,580
Deferred income of rebranding *	470	311
Other	391	428
Deferred income	7,619	6,319

Vendor accruals	16,320	19,928
Accrued payroll related expenses	4,076	7,453
Accrued interest on owners’ loan	3,758	5,210
Accrued frequency usage fee	3,910	4,557
Accrued roaming related expenses	3,729	3,829
Accruals to related parties	1,702	1,909
Accrued interest	291	1,451
Accrued value added services	734	517
Other	126	0
Accrued expenses	34,646	44,854
Other deferred revenue	771	443
Total	43,036	51,616

* The reimbursement received from the parent company in connection with capitalized expenditures is shown as deferred income, and recognized in other revenues in line with the depreciation of the related assets.

35

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

26. Domestic sales

Domestic sales in the years ending December 31, 2006 and 2007 are as follows:

	2006	2007
Subscriptions, connections and other charges	111,094	127,929
Fixed line traffic revenues	66,676	50,952
Mobile traffic revenues	177,073	209,870
Leased lines and data transmission	50,183	47,582
Handset revenues	17,679	18,270
Revenues from equipment sales	2,611	1,900
Other revenues	24,700	21,602

Total domestic sales	450,016	478,105

27. Export sales by geographical areas

Export sales by geographical areas in the years ending December 31, 2006 and 2007 are summarized as follows (sales are solely connected with services provided):

	2006		2007
		%		%
Europe (within the EU)	12,794	61.70%	16,784	76.98%
Europe (outside the EU)	6,807	32.83%	3,719	17.06%
America	787	3.79%	871	4.00%
Asia	320	1.54%	369	1.69%
Australia	22	0.11%	48	0.22%
Africa	5	0.03%	13	0.06%

Total export sales	20,735	100.00%	21,804	100.00%

36

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

28. Other revenues

Other revenues in the years ending December 31, 2006 and 2007 are as follows:

	2006	2007
Discount received subsequently	4,256	5,856
Revenue from sale of intangible and tangible fixed assets	6,611	4,570
Reversal of provisions	6,601	4,227
Default interest, penalties, compensations	1,622	2,164
Other revenues in connection with impairment	360	1,791
Revenue from receivable factoring	449	303
Renaming and rebranding	602	185
Reversal of impairment	170	0
Other	1,619	1,667

Total	22,290	20,763

29. Import purchases

Import purchases by geographical areas in the years ending December 31, 2006 and 2007 are summarized as follows:

	2006			2007
	Services	Products	Total	Services	Products	Total

Europe (within the EU)	19,283	6,656	25,939	15,381	18,655	34,036
Europe (outside the EU)	7,748	6	7,754	2,301	27	2,328
America	3,049	218	3,267	5,267	334	5,601
Asia	241	76	317	555	453	1,008
Australia	11	0	11	53	0	53
Africa	102	0	102	243	0	243
Total	30,434	6,956	37,390	23,800	19,469	43,269

37

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

30. Cost of services

Cost of services in the years ending December 31, 2006 and 2007 are as follows:

	2006	2007
Repair and maintenance costs	29,281	27,345
Marketing expenses	11,558	12,219
Consulting fees	9,947	11,263
Rental fees	8,060	9,544
Payments to international network operators	9,208	8,227
Fees paid to entrepreneurs	6,617	7,295
Commissions paid	6,459	6,401
Expenses of rented workforce	3,786	6,055
Postage*	3,911	2,330
Bookkeeping services	1,720	2,123
Property operating costs	1,186	1,369
Education, training expenses	1,024	905
Travel and accommodation costs	581	588
Services related to other revenues	2,620	484
Fleet management	727	469
Payments to Internet service providers**	346	284
T-Mobile Royalty fee	170	181
Other	642	405

Total	97,843	97,487

* In 2006, Postage includes postal check-processing costs in the amount of HUF 1,500 million which is among other services in 2007.

** Payments to Internet service providers are based on the decree of MeHVM 30/2001 (XII.23.).

31. Costs of services sold (intermediated)

Costs of intermediated services sold in the years ending December 31, 2006 and 2007 are as follows:

	2006	2007
Payment to mobile operators	65,414	66,379
Payment to fixed line operators	3,985	3,908
Other	15,473	15,493

Total	84,872	85,780

38

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

32. Employees

The average number of employees in 2006 and 2007 are as follows:

		December 31, 2006
		Average number of employee (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
	blue collar	1,171	3,055	889
	white collar	5,227	36,626	9,207
	total	6,398	39,681	10,096
Part-time employees
	blue collar	22	44	13
	white collar	406	886	251
	total	428	930	264
Employees total
	blue collar	1,193	3,099	902
	white collar	5,633	37,512	9,458
	total	6,826	40,611	10,360

Employees not in headcount*		0	1,911	540

Total		6,826	42,522	10,900

		December 31, 2007
		Average number of employee (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
	blue collar	1,144	3,392	1,214
	white collar	5,473	39,411	6,078
	total	6,617	42,803	7,292
Part-time employees
	blue collar	20	45	23
	white collar	389	971	427
	total	409	1,016	450
Employees total
	blue collar	1,164	3,437	1,237
	white collar	5,862	40,382	6,505
	total	7,026	43,819	7,742

Employees not in headcount*		0	2,523	8,188

Total		7,026	46,342	15,930

* Includes employees on maternity leave, who are excluded from the average statistical number of employees.

39

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

33. Remuneration of Board of Directors and Supervisory Board

The remuneration of members of the Board of Directors and Supervisory Board of the Company in the years ending December 31, 2006 and 2007 is summarized below:

Year	Board of Directors	Supervisory Board	Total
2006	8	18	26
2007	11	42	53

The members of Board of Directors and Supervisory Board have not received any advance payments or loans from the Company.

34. Other expenses

Other expenses in the years ending December 31, 2006 and 2007 are as follows:

	2006	2007
Provisions*	6,445	18,149
Government taxes	7,388	8,399
Discount given subsequently on roaming traffic	2,751	3,095
Write-off, extraordinary depreciation and scrapping of intangible and tangible fixed assets **	3,442	3,084
Net book value of fixed assets sold	4,292	2,850
Write-off of uncollectible receivables	1,458	1,984
Factored receivables	1,682	1,670
Impairment of receivables and inventories	464	1,225
Other	2,112	1,344

Total	30,034	41,800

* In 2007, HUF 13,942 million provisions were recognized for early retirement, exemption salaries, sevarance and related social security.

** Extraordinary depreciation amounted to HUF 241 million in 2007.

40

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

35. Results of financial activities

The main driver in revenues from financial activities (HUF 10,314 million) is the dividend received in 2007 related to 2006 (HUF 5,531 million). The most significant item is the dividend received from Crnogorski Telekom AD (HUF 1,593 million), from Emitel Zrt. (HUF 1,158 million), from T-Kábel Kft. (HUF 639 million) and from ViDaNet Zrt. (HUF 535 million). Further significant item is the interest on loans given to subsidiaries disclosed as interest income on financial investments (HUF 1,828 million) and as other interest income received (HUF 783 million).

In 2007, other gains amounted to HUF 432 million, the foreign exchange gain related to year-end revaluation of investments amounted to HUF 253 million. HUF 67 million gain on sale of treasury shares also increased the revenues from financial activities (HUF 2,161 million). Gain on financial investments contains HUF 11 million profit on a related party sold in 2007.

The majority of the HUF 33,010 million financial expenses is the HUF 31,815 million interest expense in 2007. This includes the amount of the interest payable on owners’ loans and bank loans. Impairment loss of HUF 17 million was recorded on investments in 2007. Other expenses from financial transactions is HUF 1,178 million which consists of HUF 666 million other foreign exchange loss.

In 2007, realized foreign exchange gain in the amount of HUF 1,307 million and foreign exchange loss in the amount of HUF 488 million were recorded in connection with closed forward transactions (over-the-counter hedging transactions).

36. Extraordinary revenues

Extraordinary revenues in the years ending December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Assets received free of charge	5	5
Extraordinary revenues adjusting tax base	5	5

Revenues related to investments in subsidiaries:
-BCN Rendszerház Kft.capital decrease	0	2,704
-Merger of EGERTEL Zrt.into Investel Zrt.	0	1,866
-Merger of M-Factory Kft.Mobilpress Zrt.	0	8
Assets received free of charge (not adjusting tax base)	6	116
Development contributions	120	93
Assets surplus	12	15
Dividends expired	17	7
Liabilities waived	59	0
Other extraordinary revenues	15	4
Extraordinary revenues not adjusting tax base	229	4,813

Total	234	4,818

41

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

37. Extraordinary expenses

The extraordinary expenses of the Company in the years ending December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Donation to foundations, charities and other organizations	2,850	2,893
Net book value of assets contributed free of charge	3	75
Net book value of receivables waived	73	57
Repayment of state contribution	178	0
Extraordinary losses adjusting tax base	3,104	3,025

Expenses related to investments in subsidiaries:
-BCN Rendszerház Kft.capital decrease	0	2,177
-Merger of EGERTEL Zrt.into Investel Zrt.	0	1,793
-Merger of M-Factory Kft.into Mobilpress Zrt.	0	56
Assets contributed free of charge based on Law	113	12
Other extraordinary losses	14	24
Extraordinary losses not adjusting tax base	127	4,062

Total	3,231	7,087

42

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

38. Transactions with related parties

Among related parties the items connected to the members of Magyar Telekom Group are disclosed mainly in the relevant captions of the balance sheet and income statement. Only revenues are detailed as follows.

Loans received from owners are disclosed as Non current liabilities to other related parties or Current liabilities to other related parties. Their interests are disclosed separately as expenses from financial transactions in the income statement.

Revenues and expenses (mainly relating to telecommunication services) from the subsidiaries of Deutsche Telekom Group were not disclosed separately as transactions with related parties.

Transactions with related parties and subsidiaries of Deutsche Telekom in the years ending December 31, 2006 and 2007 are summarized as follows:

	2006	2007
Net domestic sales	450,016	478,105
- of which: related parties	30,778	25,132
- of which: subsidiaries of Deutsche Telekom Group	516	425
Net exportsales	20,735	21,804
- of which: related parties	2,124	2,254
- of which: subsidiaries of Deutsche Telekom Group	5,935	6,740
Other revenues	22,290	20,763
- of which: related parties	556	189
- of which: subsidiaries of Deutsche Telekom Group	4,853	5,274
Accounts receivable	35,506	39,052
- of which: subsidiaries of Deutsche Telekom Group	327	422
Receivables from related parties	16,754	10,511
- of which: subsidiaries of Deutsche Telekom Group	7	0
Other receivables	12,142	6,345
- of which: subsidiaries of Deutsche Telekom Group	0	1
Accrued income	28,341	31,080
- of which: subsidiaries of Deutsche Telekom Group	4,673	6,003
Accounts payable	28,704	34,805
- of which: subsidiaries of Deutsche Telekom Group	824	2,476
Current liabilities to other related parties	74,089	20,000
- of which: subsidiaries of Deutsche Telekom Group	74,089	20,000
Accrued expenses	34,646	44,854
- of which: subsidiaries of Deutsche Telekom Group	7,366	9,947

43

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

39. Corporate Income Tax

The differences between profit before tax and the tax base for the years ending December 31, 2006 and 2007 are presented below:

	2006	2007
Profit before tax	88,522	36,991
Depreciation, amortization and write-off	100,641	97,471
Provisions	6,445	18,149
Derecognition of intangible and tangible assets, reclassification to current assets	470	4,832
Non-repayable donations, assets and services given free of charge, assumed liabilities	3,739	3,085
Uncollectible and waived receivables	1,429	2,086
Expenses unrelated to business	419	0
Impairment of receivables	220	-650
Other increasing items	308	1,076
Tax base increasing items	113,671	126,049
Depreciation, amortization according to the Tax Law, tax book value of assets derecognized	106,272	105,633
Local business tax	6,815	7,327
Dividend income	50,174	5,531
Derecognition of intangible and tangible assets, reclassification to current assets	397	4,733
Reversal of provisions	6,600	4,227
Utilization of tax loss carried forward	28,016	2,500
Bad debt write-off, reversal of impairment	1,869	2,199
Donations	450	1,077
R&D costs	976	634
Subsidies received	602	0
Other decreasing items	22	5
Tax base decreasing items	202,193	133,866
Tax base	0	29,174
Calculated amount of tax	0	4,668
Tax credit	0	4,668
Solidarity tax	123	1,357
Corporate Income Tax	123	1,357

44

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

Other tax related information

2180/2003 Government Resolution: The Company can reduce its corporate income tax liability by the present value of tax credit on broadband Internet investments. The tax credit can be used from the year when the investment is completed up to four years and cannot exceed HUF 3,174 million.

552/2004 Ministry of Finance Resolution: Tax credit in connection with improvement program cannot exceed HUF 5,908 million at present value.

19/2005 Ministry of Finance Resolution: Tax credit in connection with improvement program cannot exceed HUF 2,614 million at present value.

Tax credit on broadband Internet investments announced for 2006. Tax credit cannot exceed HUF 2,292 million at present value.

Tax credit on broadband Internet investments announced for 2007. Tax credit cannot exceed HUF 1,318 million at present value.

6515/2005 Ministry of Finance Resolution: The tax credit is applicable in connection with construction of UMTS network which also provides broadband internet service and cannot exceed HUF 2,911 million at present value.

12.724/2005 Ministry of Finance Resolution: The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 334 million at present value.

The tax credit is applicable in connection with construction of UMTS network announced by T-Mobile on 18 August, 2005 which also provides broadband internet service and cannot exceed HUF 4,215 million at present value.

Tax credit on broadband Internet investments announced for 2006 by T-Mobile. The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 835 million at present value.

Budapest Capital City Local Authority conducted a tax audit for 2002 and 2003 at T-Mobile Magyarország Rt. in connection with local tax in 2004. Although the inquiry had not been closed yet the probable tax difference of HUF 519 million was already paid.

The tax authority started a tax audit for all taxes for 2002, 2003 and 2004 at Magyar Telekom Plc. in September, 2006. The audit was closed in 2007. 2004 is the last year closed by comprehensive audit by the Hungarian Tax Authority (APEH) at the Company. Tax authorities may at any time inspect the books and records until the end of the 5th year following the year when the tax declarations were submitted and can levy extra tax or penalty. Management of the Company is not aware of any circumstances which could result in a significant liability in this respect.

40. Dividend

The current year’s dividend payable has not been decided yet.

45

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

41. Off-balance sheet items

Off-balance sheet items are mainly contractual commitments (rental contracts, contracted construction-in-progress commitments). For details see Appendix 4.

42. Hazardous waste, Research & Development costs

The following table shows the movement of hazardous waste at the Company in 2007 (data in kilograms):

Hazardous waste (kg)
December 31, 2006	2,000
Increase	1,545,286
Decrease	1,546,492
December 31, 2007	794

Environmental expenses amounted to HUF 232 million in 2006, and HUF 350 million in 2007.

Research and development costs amounted to HUF 492 million at Magyar Telekom Plc. in 2007.

43. Self-revisions

At Magyar Telekom Plc., financial events that are related to prior years are recorded in the current year through self-revision.

According to the Hungarian Accounting Regulations, if the impact of the self-revision exceeds the 2 per cent of the total assets of the current year, or at least HUF 500 million, such items must be disclosed in a separate column in both the balance sheet and the income statement.

Errors related to prior years, that were discovered in 2007 exceeded the HUF 500 million limit (irrespective of their profit increasing or decreasing nature), therefore they are presented next to previous year’s figures in the balance sheet and income statement.

The total (profit increasing) impact of self-revisions is HUF 710 million and is broken down by corresponding years as follows:

Year	Self-revision
1999	-2
2001	-1
2002	1
2003	-29
2004	-46
2005	313
2006	502
January - September, 2007*	-28

* Total amount of items related to the merger of Emitel Zrt. and T-Online Magyarország Zrt.’s access business line into Magyar Telekom Plc. as of September 30, 2007 for the period indicated above.

46

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2007

(All amounts in millions of HUF, unless otherwise indicated)

The major items based on the *A* type income statement lines are the following:

I. Sales revenue		330
Settlement of revenues form leased lines	149
Advertisement revenues	53
Other export revenues- Combridge SRL	40
Other	88
II. Own work capitalized		3
IV. Material-type expenses		-3
V. Payroll and related expenses		30
Training contribution	30
Health care contribution related to contribution in kind	12
Social Security	-18
Other	6
VI. Depreciation		47
Depreciation related to prior years	47
VII. Other expenses		-1
VIII. Revenues from financial transactions		354
M-RTL dividend	353
Other	1
IX. Expenses form financial transactions		-12
Non-realized foreign exchange loss on foreign exchange investment(TCG)	-10
Other	-2
D. PROFIT FROM EXTRAORDINARY ACTIVITIES		46
Assets surplus	43
Other	3
XII. Corporate income tax		-38
Corporate income tax	-30
Solidarity tax	-8
Impact on net income		710

Budapest, March 18, 2008

/s/ Christopher Mattheisen	/s/ Thilo Kusch
Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer,	Chief Financial Officer,
Chairman of the Board	Board member

47

Appendix 1A	Magyar Telekom Plc. 2007.

Real estate and related rights

(in HUF millions)

						Real Estate and
			Telecommunication		Real Estate related	related Rights
Description	Land	Building	Network	Other Properties	Rights	Total

1. Gross value
11. Opening gross value (on January 1, 2007)	2 691	84 333	242 074	13 715	5 272	348 085
12. Additions in gross value	37	3 131	6 375	366	186	10 095
12. Additions due to merger	37	642	7 479	98	62	8 318
14. Disposals in gross value	80	2 876	336	50	7	3 349
Reclassifications	-24	-3 994	5 509	3 967	-1	5 457
15. Closing gross value (on December 31, 2007)	2 661	81 236	261 101	18 096	5 512	368 606

2. Accumulated depreciation
21. Opening depreciation (on January 1, 2007)	0	16 134	88 872	5 911	4 192	115 109
22. Annual depreciation	0	2 002	9 876	492	238	12 608
23. Additions due to merger	0	84	0	11	0	95
24. Extraordinary depreciation	0	122	3 263	37	6	3 428
25. Disposals in depreciation	0	732	224	44	7	1 007
Reclassifications	0	-549	2 126	541	1	2 119
26. Closing depreciation (on December 31, 2007)	0	17 061	103 913	6 948	4 430	132 352

3. Net book value (on December 31, 2007)	2 661	64 175	157 188	11 148	1 082	236 254

-Of which residual value		210	0	5	1	216

4. Other data
Annual depreciation (January - December, 2007)	0	2 002	9 876	492	238	12 608

Extraordinary depreciation	0	84	0	11	0	95

Reversal of Extraordinary depreciation	0	0	0	0	0	0

Appendix 1B	Magyar Telekom Plc. 2007

Technical and Other Equipment, Machinery and Vehicles

(in HUF millions)

Description	Telecommunication Equipment, Machinery	Other Technical Equipment, Machinery and vehicles	Technical Equipment, Machinery and Vehicles Total	Other Equipment Total	Technical and Other Equipment Total	Technical and Other Equipment used for environmental protection

1. Gross value
11. Opening gross value (on January 1, 2007)	563 179	3 662	566 841	88 131	654 972	34
12. Additions in gross value	34 838	691	35 529	4 521	40 050	0
13. Additions due to merger	8 546	145	8 691	973	9 664	0
14. Disposals in gross value	17 109	569	17 678	7 518	25 196	0
Reclassifications	5 835	-4	5 832	-11 417	-5 585	0
15. Closing gross value (on December 31, 2007)	595 289	3 925	599 215	74 690	673 905	34

2. Accumulated depreciation
21. Opening depreciation (on January 1, 2007)	390 027	2 594	392 621	72 697	465 318	22
22. Annual depreciation	50 276	214	50 490	6 124	56 614	4
23. Extraordinary depreciation	80	0	80	8	88	0
24. Addition due to merger	5 607	86	5 693	661	6 354	0
25. Disposals in depreciation	15 296	559	15 855	7 096	22 951	0
Reclassifications	8 432	0	8 432	-10 575	-2 143	0
26. Closing depreciation (on December 31, 2007)	439 126	2 335	441 461	61 819	503 280	26

3. Net book value (on December 31, 2007)	156 163	1 590	157 754	12 871	170 625	8

-Of which residual value	33	476	509	1 508	2 017	0

4. Other data
Annual depreciation (January - December, 2007)	50 276	214	50 490	6 124	56 614	4

Extraordinary depreciation	80	0	80	8	88	0

Reversal of Extraordinary depreciation	0	0	0	0	0	0

Appendix 2	Magyar Telekom Plc. 2007

Investments of Magyar Telekom Plc.

(in HUF millions)

Description	Headquarter	Owner-ship Direct (%)	Owner-ship Indirect (%)	Owner-ship (%)	Voting Rights	Common Stock*	Capital Reserves	Net Income	Owner’s Equity

Adnetwork Online Marketing Kft.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	5	-1	30	34
BCN Rendszerház Informatikai és Kommunikációs Hálózatokat Szolgáltató Kft.	1107 Budapest, Bihari út 6.	100.00%		100.00%	100.00%	3 500	56	375	3 931
Combridge S.R.L.	Calea Victoriei Nr.155, Bl.D1, Tronson 6, Et. 1, sector 1, 010073 Bucuresti, Romania	100.00%		100.00%	100.00%	231	-390	-185	-344
Dataplex Infokommunikációs Infrastrúktúra Szolgáltató és Ingatlanhasznosító Kft.	1087 Budapest, Asztalos Sándor u. 13	100.00%		100.00%	100.00%	900	300	178	1 378
Gabriele 17 Vermögensverwaltung GmbH.	60311 Frankfurt am Main, Bethmann str. 50-54. Germany	100.00%		100.00%	100.00%	6			6
Integris- Rendszerház Informatikai Szolgáltató Kft.	9027 Gyór, Bajcsy-Zsilinszky 46.	100.00%		100.00%	100.00%	615	45	255	915
Investel Magyar Távközlési Befektetési Zrt.	1013 Budapest, Krisztina krt. 32.	100.00%		100.00%	100.00%	4 453	1 089	3 605	9 147
IWIW Szolgáltató Kft.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	3	17	54	74
KFKI-LNX Hálózatintegrációs Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	204	2 639	638	3 481
Novatel E.O.O.D.*	Sredna Gora 49. et. 4., Sofia 1303, Bulgaria	100.00%		100.00%	100.00%	672	-158	7	521
Orbitel A.D.*	1 Makedonia Sq. Floor 18, Sofia 1000, Bulgaria	100.00%		100.00%	100.00%	1 659	73	-356	1 376
[origo] Média és Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	282	3 282	-2 220	1 344
Pro-M Professzionális Mobilrádió Zrt.	1107 Budapest, Száva u. 3-5.	100.00%		100.00%	100.00%	5 200	3 049	674	8 923
ProMoKom ZártkörUen MUködQ Professzionális Mobil Kommunikációs Rt. #	1013 Budapest, Krisztina krt.55.	100.00%		100.00%	100.00%	21	-1	-2	18
Stonebridge Communication A.D.Skopje* #	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	87 745	13 842	18 191	119 778
Telemacedonia A.D.Skopje*	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	3	273	31	307
T-Systems Hungary Szolgáltató Kft.	1135 Bp. Hun u. 2.	100.00%		100.00%	100.00%	500	1 651	-1 914	237
Viabridge Telecommunications Holding Limited* #	Level 2, Valletta Buildings, South Street, Valletta, Malta VLT 11	99.99%	0.01%	100.00%	100.00%	294	-57	-125	112
Novatel UKRAINE L.L.C.*	Pymonenka Str. 13, building 7, office 7B/36, - Kiew, 04050 Ukraine	99.94%	0.06%	100.00%	100.00%	58	-68	-80	-90
EurAccount Pénzügyi és Számviteli Szolgáltató Kft.	1077 Budapest, Kéthly Anna tér 1.	99.00%	1.00%	100.00%	100.00%	450	0	258	708
KIBU Innováció MUszaki Kutató FejlesztQ Szolgáltató Nonprofit Kft	1092. Budapest, Ráday u. 30.	99.20%	0.80%	100.00%	100.00%	25	86	-25	86
ElsQ Pesti Telefontársaság Nyrt.	1183 Budapest, Haladás út 5.	97.20%		97.20%	97.20%	777	-2	-223	552
M Factory Kommunikációs Szolgáltató Zrt.	1033 Budapest, Huszti út 32.	92.00%		92.00%	92.00%	20	214	-339	-105
Crnogorski Telekom A.D.Podgorica*	Moskovska 29, Podgorica 81000, Serbia and Montenegro	76.53%		76.53%	76.53%	35 721	993	5 194	41 908
ViDaNet Kábeltelevíziós Szolgáltató Zrt.	1036 Bp, Dereglye út 5/B	67.50%	22.50%	90.00%	50.00%	2 000	508	947	3 455
TELE-DATA Távközlési Adatfeldolgozó és HirdetésszervezQ Kft.	2040 Budaörs, Baross u. 89.	50.98%		50.98%	50.98%	39	8	65	112
HUNSAT Magyar urtávközlésZrt.	1117 Budapest, Hauszmann Alajos u. 2.	50.00%		50.00%	50.00%	100	0	179	279
IKO-Telekom Média Holding Zrt.	1222 Bp, Nagytétényi út 29.	50.00%		50.00%	50.00%	3 200	1 569	1 497	6 266
Mindentudás Egyeteme Tudományos Közhasznú Társaság	1105 Budapest, Zágrábi út 1-3.	60.00%		60.00%	60.00%	5	7	15	27
T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft.	1089 Budapest, Baross u. 133.	16.39%	83.61%	100.00%	100.00%	920	4 090	1 811	6 821
Axelero Kereskedelmi és Szolgáltató Kft.	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	0	-1	3
Matáv Kereskedelmi és Szolgáltató Kft.	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	0	-1	3
MatávkábelTV Kereskedelmi és Szolgáltató Kft.	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	0	-1	3
IQSYS Informatikai Zrt.	1135 Budapest, Hun u 2.	0.30%	99.70%	100.00%	100.00%	211	273	240	724

The indicated voting rights define unambiguously the significant (more than 25%), the majority (more than 50%) and the direct control (more than 75%) according to the Companies Act.

* The common stock figures of foreign subsidiaries based on IFRS reports were revalued using foreign exchange rates as of December 31, 2007.

# Under liquidation.

Appendix 3	Magyar Telekom Plc. 2007

Impairment

				(in HUF millions)

	For Financial Investments			For Current Assets
Description	Investments	Loans granted	Securities	Inventories	Receivables*	Securities

Opening balance	4 132	0	0	2 814	14 191	0

Opening correction	6	0	0	0	0	0

Increase due to merger	0	0	0	10	614	0

Increase	17	0	0	469	755	0

Decrease	1 273	0	0	0	2564	0

Reversed impairment	0	0	0	0	0	0

Closing balance	2 882	0	0	3 293	12 996	0

* The impairment of receivables contains the impairment of other receivables, too.

Appendix 4.	Magyar Telekom Plc.	Magyar Telekom Plc. 2007.

Off-balance Sheet Liabilities

(in HUF millions)

	Total	2008.	2009.	2010.	2011.	2012.	2013.

Rental contracts	32 851	6 177	5 101	4 304	3 999	3 438	9 833

Rental contracts with related parties	62	62	0	0	0	0	0

Commitment for capital expenditure	6 262	6 262	0	0	0	0	0

Environmental protection, restoration and other	582	132	90	90	90	90	90

Appendix 5.	(in HUF millions)

Summarized form of Magyar Telekom Plc.’s final merger balance sheet as of September 30, 2007

Description	Magyar Telekom Plc.	Emitel	Separating part from T-Online	Total	Differences	Magyar Telekom Plc. Final merger balance sheet of the transformed company	The effect of transformation on Magyar Telekom Plc.’s balance sheet as of September 30, 2007

A. Fixed assets and financial investments	828 309	6 167	6 163	840 639	-16 390	824 249	-4 060
I. Intangible assets	209 628	249	2 738	212 615	0	212 615	2 987
II. Tangible assets	411 500	5 912	3 325	420 737	0	420 737	9 237
III. Financial investments	207 181	6	100	207 287	-16 390	190 897	-16 284
B. Current assets	65 855	721	4 434	71 010	-5 201	65 809	-46
I. Inventories	6 169	25	51	6 245	0	6 245	76
II. Receivables	52 742	689	4 358	57 789	-5 201	52 588	-154
III. Securities	1 179	0	0	1 179	0	1 179	0
IV. Liquid assets	5 765	7	25	5 797	0	5 797	32
C. Prepayments	30 921	48	201	31 170	-446	30 724	-197
Total assets	925 085	6 936	10 798	942 819	-22 037	920 782	-4 303
D. Shareholder’s equity	409 934	4 550	4 943	419 427	-14 912	404 515	-5 419
I. Common stock	104 277	3 110	1 624	109 011	-4 736	104 275	-2
of this treasury stock at par value	150	0	0	150	0	150	0
II. Unpaid share capital (-)	0	0	0	0	0	0	0
III. Capital reserves	54 932	40	3 319	58 291	-1	58 290	3 358
IV. Retained earnings	249 546	1 023	0	250 569	-10 175	240 394	-9 152
V. Restricted reserves	1 179	377	0	1 556	0	1 556	377
E. Provisions	25 911	64	87	26 062	0	26 062	151
F. Liabilities	437 473	1 916	4 564	443 953	-6 683	437 270	-203
II. Non current liabilities	309 690	1 423	41	311 154	-1 420	309 734	44
III. Current liabilities	127 783	493	4 523	132 799	-5 263	127 536	-247
G. Accrued expenses	51 767	406	1 204	53 377	-442	52 935	1 168
Total liabilities and shareholder’s equity	925 085	6 936	10 798	942 819	-22 037	920 782	-4 303

Appendix 6.	(in HUF millions)
Summarized form of T-Online Magyarország Zrt.’s income statement as of September 30, 2007

Description	January - December, 2006	January - September, 2007	Period January - September, 2007 in percentage of Magyar Telekom Plc.’s relevant figures
1.Domestic sales	35 023	29 676	8.38%
2. Export sales	57	67	0.39%
I. Sales revenues	35 080	29 743	8.01%
II. Own work capitalized	80	101	0.78%
III. Other revenue	1 841	430	2.77%
IV. Material-type expenses	29 109	26 703	14.31%
V. Payroll and related expenses	3 218	2 703	4.78%
VI. Depreciation	1 218	1 319	1.84%
VII. Other expenditures	1 707	1 131	3.00%
A. PROFIT FROM OPERATING ACTIVITIES	1 749	-1 582	-3.36%
VIII. Revenues from financial transactions	216	131	1.46%
IX. Expenses from financial transactions	33	23	0.09%
B. FINANCIAL RESULTS	183	108	-0.62%
C. PROFIT FROM ORDINARY ACTIVITIES	1 932	-1 474	-4.95%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	-184	-123	8.33%
E. PROFIT BEFORE TAXES	1 748	-1 597	-5.64%
XII. Corporate income tax	25	0
F. NET INCOME	1 723	-1 597	-5.86%
G. BALANCE SHEET NET INCOME	1 723	-1 597	-5.86%

Appendix 6.	Summarized form of EMITEL Zrt.’s income statement	(in HUF millions)
as of September 30, 2007

Description	January - December, 2006	January - September, 2007	Period January - September, 2007 in percentage of Magyar Telekom Plc.’s relevant figures
1.Domestic sales	4 898	3 552	1.00%
2. Export sales
I. Sales revenues	4 898	3 552	0.96%
II. Own work capitalized	135	86	0.66%
III. Other revenue	212	84	0.54%
IV. Material-type expenses	1 618	1 067	0.57%
V. Payroll and related expenses	1 064	797	1.41%
VI. Depreciation	779	556	0.78%
VII. Other expenditures	282	146	0.39%
A. PROFIT FROM OPERATING ACTIVITIES	1 502	1 156	2.45%
VIII. Revenues from financial transactions	7	9	0.10%
IX. Expenses from financial transactions	148	119	0.45%
B. FINANCIAL RESULTS	-141	-110	0.63%
C. PROFIT FROM ORDINARY ACTIVITIES	1 361	1 046	3.51%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	12	-3	0.20%
E. PROFIT BEFORE TAXES	1 373	1 043	3.68%
XII. Corporate income tax	146	74	6.83%
F. NET INCOME	1 227	969	3.56%
Dividend paid (approved)	1 158	0
G. BALANCE SHEET NET INCOME	69	969	3.56%

MAGYAR TELEKOM PLC.

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC
LIMITED COMPANY

Business Report of 2007

March 2008

Introduction

The annual report of the Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or “the Company”) has been prepared pursuant to the Hungarian Accounting Law.

Magyar Telekom Plc. is the principal provider of fixed line telecommunications services in Hungary, with approximately 2.5 million fixed access lines at December 31, 2007. The Company is also Hungary’s largest mobile telecommunications service provider, with approximately 4.9 million mobile subscribers (including users of prepaid cards) at December 31, 2007.

Magyar Telekom Plc. is listed in the Budapest and the New York Stock Exchanges.

Organizational changes

On June 29, 2007, Magyar Telekom’s Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Plc., Emitel (a former fully owned subsidiary) and the access business area of T-Online. The access business area includes Internet access products such as ADSL, dial-up, cable Internet, as well as IPTV and VoIP services. The remaining business entity of T-Online will focus on media, content and other new business areas. Financial and operational statistical figures throughout this report include Emitel’s and T-Online’s results for the last quarter of 2007 and as of December 31, 2007, therefore these figures are not comparable with those of 2006.

On September 25, 2007, Board of Directors decided to re-shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The decision reflects the significant structural changes that are underway in the telecommunications industry, driven by long-term industry trends. The ongoing technological development and innovation, changes in customer demand, as well as the changing market dynamics and convergence experienced throughout the industry, have resulted in a shift of focus away from technology and towards the demands of individual customer segments. As a consequence, Magyar Telekom’s operational structure in telecommunications services must be aligned with this development, to allow the company to continue to cope successfully with intensifying market competition.

Accordingly, Magyar Telekom Plc.’s executive management has devised a new management structure, based on an operational model structured around customer segments. The new structure, which supports the Company’s achievement of its strategic goals, was introduced on January 1, 2008, as approved by the Board of Directors. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management will be affected. The main changes are as follows:

•                  The Consumer Services Business Unit comprises comprehensive marketing, sales and customer relations activities of both mobile and wireline consumer products and brands (T-Mobile, T-Com, T-Online, T-Kábel).

•                  The Business Services Business Unit provides mobile and wireline telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems brand to key business partners (large corporate customers) as well as small and medium businesses.

•                  An Alternative Businesses and Corporate Development Business Unit has been established comprising content, media and other non-access services; it is also responsible for new business development and the coordination of innovative activities. Accordingly, media and content service activities, which has been separated from T-Online Hungary from October 2007 has been be incorporated into this business unit.

1

•                  The mobile and wireline network management and development activities were transferred to the current IT Management area, which took responsibility for Technology and IT Management.

Share Capital

As of December 31, 2007, the share capital of Magyar Telekom Plc. was HUF 104,274,561,500, consisting of 1,042,745,615 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,438,581	59.21
Publicly traded (1)	423,803,493	40.65
Treasury shares	1,503,541	0.14
	1,042,745,615	100.00

(1)

Of our publicly traded shares, JP Morgan Chase Bank had 9,505,784 ADRs, evidencing 47,528,920 shares on its accounts as of December 31, 2007, for registered holders, such amount representing 4.6 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons.

SBC Communications Inc (“SBC”) and Deutsche Telekom AG (“DT”) jointly managed and operated MagyarCom until SBC’s 50 percent ownership in MagyarCom was transferred to DT in June 2000. DT now controls Magyar Telekom indirectly.

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or their nominees registered in the shareholders’ register six business days prior to a general meeting may cast a vote. Any decision overriding a resolution of the Board of Directors, require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons gaining directly or indirectly ten percent or more of the outstanding voting stock of the Company.

When registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements.

Limitation of the Rights of Shareholders

Shareholders whose names have not been entered into the Shareholders’ Register and shareholders who acquired their shares in violation of the restrictions in the Articles of Association pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

2

Amendment of the Articles of Association

The general meeting of the shareholders has the sole right to approve and amend the Articles of Association unless otherwise provided by law.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. One of the current directors was nominated by the former holder of the Series “B” Share, five of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal by other shareholders of the Company.

On December 31, 2007, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

Christopher Mattheisen	46	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	58	International business advisor	2003
Dr. Mihály Gálik	61	Professor and Head of the Marketing and Media Department of the Corvinus University	2006
Michael Günther	63	Member of the Management Board of T-Mobile International, responsible for Joint Venture Management	2002
Horst Hermann	53	Senior Executive Vice President of DT, responsible for Affiliate Management in Central and Eastern Europe	2003
Thilo Kusch	43	Chief Financial Officer of Magyar Telekom Plc.	2006
Rudolf Kemler(1)	52	Generaldirektor of HP Austria	2007
Frank Odzuck	48	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	47	Member of the Management Board of T-Com	2003

(1) Resigned from his position on January 31, 2008.

3

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2007, the Management Committee consisted of seven chief officers of Magyar Telekom. The members were as follows:

Name	Age	Position	Member since

Christopher Mattheisen	46	Chairman and Chief Executive Officer	2006
Thilo Kusch	43	Chief Financial Officer	2006
Éva Somorjai	41	Chief Human Resources Officer	2007
György Simó	41	Chief Officer, Alternative Business and Corporate Development BU	2006
István Papp.	36	Chief Officer, Business Services BU	2007
János Winkler	53	Chief Officer, Consumer Services BU	2006
István Maradi	43	Chief Technology and IT Officer	2007

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board require a quorum of eight members.

On December 31, 2007, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

István Koszorú	57	Chairman of the Workers’ Council at Network Management Directorate	2007
Attila Csizmadia	58	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	40	CEO of Allianz Bank Zrt.	2005
Dr. János Illéssy	45		2006
Gellért Kadlót	59	Member of the Workers’ Council of the sales field	2002
Dr. Sándor Kerekes	59	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Jutta Burke	43	Corporate Country Manager, responsible for Hungary, Macedonia and Montenegro	2007
Konrad Kreuzer	59	Chairman of the Board of Directors of E.ON Hungária Zrt.	2006
Dr. László Pap	64	Budapest University of Technology, Professor and Head of Telecommunication Department	1998
György Varju	61	Chairman of the Workers’ Council at Technical Services	2005
Péter Vermes	61	Chairman of Magyar Telekom’s Central Workers’ Council	1995

4

Compensation of Directors, Officers and Employees

Half of the Management Committee members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In the case of an employment contract for a fixed duration the notice period is normally six months, and severance is 16 months. Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee.

Investigation into certain consultancy contracts

In the course of conducting their audit of our 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. In February 2006, our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation, with the additional assistance of a financial advisory firm and a digital forensics firm. In December 2006, the investigators delivered an Initial Report of Investigation. We cannot predict when the investigation will be concluded or what the final findings will be.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the independent investigation was a complete review of these two contracts, including a review of all related documents and interviews with our, and Crnogorski Telekom and T-Mobile Crna Gora, employees and third parties with knowledge of the contracts. The financial advisory firm assisting the investigation also reviewed a sampling of our and our Montenegrin subsidiaries’ account and transactional data, equaling 72 percent of the value of all transactions and 90 percent of the value of all contracts with third party vendors. For each of these test items, all available supporting documentation was reviewed. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom Plc. in 2005, were also called into question by the investigators, and our Audit Committee expanded the scope of the investigation to cover these contracts. The total value of these four contracts under investigation is approximately HUF 2 billion.

During the course of the investigation, it became evident that certain of Magyar Telekom, Crnogorski Telekom and T-Mobile Crna Gora employees had obstructed the investigation by destroying or tampering with electronic documents. Specifically, the digital forensics firm assisting the investigation found that ten computers assigned to seven employees showed evidence that documents had been deleted from the hard drives and “wiping” software had been used to make those documents permanently unrecoverable. Investigators determined that the deleted electronic documents included a number of documents related to the contracts under investigation. This deletion and wiping activity took place after our management had issued document retention memos requiring that all documents related to these contracts be retained. As a result of this deliberate destruction of documents, the investigators have been unable to review certain documents that could have been relevant to the investigation.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. It is unclear who the true counterparties are to the contracts, and certain of the contracts are vague as to the actual services that are to be provided. The independent investigators have been unable to determine definitively the purpose of the contracts,

5

and it is possible that the purpose may have been improper.

In our 2005 preliminary results announcement, we had capitalized the HUF 1.12 billion payment related to two of these contracts. As a result of the interim findings of the investigation, we have expensed the total amount of the HUF 2 billion paid under these four contracts and disclosed these expenses under the caption “Other operating expenses — net” in our 2005 Form 20-F report. This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items reported in our 2005 preliminary results announcement.

As a consequence of the investigation, we have suspended a number of employees who have since resigned. The suspended employees included senior members of our Strategy Group and a senior executive of Crnogorski Telekom. The Crnogorski Telekom Board of Directors has also been replaced.

The independent investigators’ Initial Report of Investigation further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The investigation has revealed certain weaknesses in the design and operation of our internal controls and procedures. Accordingly, we have approved and have implemented certain remedial measures designed to enhance our internal controls and to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements. First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Audit Committee and with direct access to the Supervisory Board, Board of Directors, the Company Chief Executive Officer, the Company Chief Financial Officer, and other members of senior management. We note that, as required by Hungarian labor law, the employer’s rights vis-à-vis the Group Compliance Director are exercised by a representative of the Company (the CFO). The most significant of the employer’s rights, including any substantial amendment to the Compliance Director’s employment contract, shall be exercised in consultation with the Audit Committee. In conjunction with this new position, we have reviewed, with the assistance of U.S. counsel, our compliance and corporate governance policies and have established a comprehensive compliance-training program, with a focus on our code of ethics, insider trading policy, document retention policy, regulatory matters, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has already approved and implemented a Magyar Telekom Group Corporate Compliance Program Manual, a Group Financial Code of Ethics to Treasury and Financial Managers applicable as a Code of Ethics for Senior Financial Officers, a Group Code of Business Conduct and Ethics, a Group Anti Fraud Policy, a Group Document Management Directive, a Group Directive on Compliance with Anti-Corruption Laws and the U.S. Foreign Corrupt Practices Act, a Group Insider Trading Directive, a Group Procurement Directive, a Group Directive on Compliance with U.S. Sanctions and Export Control Laws, a Group M&A Policy, and a new Disclosure Committee Charter. These policies are being further improved based on the experience from the implementation and comments from our Audit Committee and its independent legal counsel. Second, we have revised our internal controls relating to procurement, including centralized access to all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, we have revised our mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which remains responsible for business development, and the area of the Chief Financial Officer, which is responsible for execution of M&A transactions. All M&A activity requires Board approval and will be reported to the Audit Committee on a semi-annual basis. Fourth, we are reviewing, and modifying where necessary, all other significant procurement, compliance, governance, M&A, and disclosure-related Group directives. Fifth, we have undertook a significant compliance and governance assessment of our Hungarian and non-Hungarian subsidiaries. This assessment included a review of all significant governance and compliance-related policies and the implementation of the new and revised Group-level policies and directives. Sixth, we have developed a comprehensive compliance training program, which covers all aspects of our compliance regime and will be effected through a combination of in person, Web-based and other forms of training depending on the category of employee and the compliance topic. In-person training has been carried out for the members of our top management, including Hungarian and international subsidiaries, as well as members of our Board of Directors, Supervisory Board and Audit Committee. Training will extend to all employees throughout the Magyar Telekom Group. Finally, our Board may make further decisions or recommendations in connection

6

with the involvement of any senior management in the four contracts under investigation.

As previously reported, the investigation has delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.  We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in contact with these authorities regarding the investigation and are responding to inquiries raised by these authorities.

Analysis of results

Revenues.  Our sales revenues increased by 6.1 percent from HUF 471,081 million in 2006 to HUF 499,909 million in 2007. This growth is due to the higher mobile traffic revenues and higher subscriptions, connections and other charges. Increase were partly offset by lower fixed line traffic revenues resulting from lower per minute rates included in our various tariff packages, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution.

Other revenues decreased by 6.9 percent. Decrease is attributable to the lower amounts of proceeds from disposal of real estates and the lower amount of reversal of provision in 2007. These decreases were partly offset by higher amounts of discount received and higher revenues in connection with impairment.

Expenditures.  Material-type expenditures increased by 6.1 percent due to significant increase in costs of raw material and costs of other services.

Payroll and related expenditures increased by 16.7 percent. The main driver of the increase is higher amounts of severance expenditures in relation to the headcount reduction program in 2007.

Other expenses increased by 39.2 percent as HUF 13,942 million provisions were recognized for early retirement exemption salaries, severance and related social security in 2007.

Financial results.  Financial results decreased from HUF 23,859 million in 2006 to HUF -22,696 million in 2007. The decrease mainly resulted from lower dividend received from affiliated companies.

Overview of Magyar Telekom Plc.’s Services

Fixed Line Telecommunications Services

Domestic Services

Products and Services

Public Switched Telephone Network (“PSTN”).  Due to the fierce competition and mobile substitution, the number of our PSTN lines decreased from 2,090,507 as of December 31, 2006 to 2,020,956 as of December 31, 2007.

Integrated Services Digital Network (“ISDN”).  ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2007, we had 166,058 ISDN access lines with two channels and 4,621 ISDN access lines with 30 channels, amounting to the total of 470,746 ISDN channels. We intend to extend the life cycle of the ISDN product in the business segment by offering various discounts to our customers.

Digifon Services.  Our network is 100 percent digitalized, which enable us to provide value added services in

7

our entire service area. We provide a number of value added services, such as call forwarding, call waiting, call conference and caller number identity to a significant number of our fixed line subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common. We also offer bundled packages of digifon services, as well as bundled ones in the ADSL complex package. The most popular of these packages is the Összhang, which contains five services at a discount price. Összhang package had approximately 228,000 customers by the end of 2007.

Voice-mail.  We offer a voice-mail service including call return and call capture. We also offer voice-mail Short Message Service (“SMS”), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, provide convenience to our customers and decrease the ratio of uncompleted calls.

Directory Assistance.  We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers’ data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically. We also offer increasingly popular Directory Assistance-Plus (“DA-Plus”) service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia- and dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The requested information may be provided verbally, by SMS, by e-mail or by fax. The fees for the service are based on per minute usage. We also offer a call completion option to the subscribers of DA-Plus.

Subscribers

The following table sets forth information regarding total fixed access lines and penetration rates in our service areas:

	At December 31,
	2005	2006	2007(1)
Lines in service in Magyar Telekom Plc.’s service areas
Residential lines	1,919,434	1,841,214	1,779,039
Business lines	241,875	229,209	222,451
Public payphones	21,596	20,084	19,466
Total	2,182,905	2,090,507	2,020,956
ISDN channels	495,796	480,374	470,746
Total	2,678,701	2,570,881	2,491,702

Lines installed per 100 inhabitants in Magyar Telekom Plc.’s service areas	35.6	34.2	33.7

(1)	From October 1, 2007 Emitel merged with Magyar Telekom Plc. Figures for December 31, 2007 include Emitel’s subscriber data.

Our domestic fixed line telephony subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2007, 74 percent of our access lines were utilized by our residential customers and 25 percent by our business customers. The remaining one percent of access lines was used for public payphones.

Fees and Charges

We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration.

In 2005, we introduced flat rate tariff packages (Favorit “family”) that offer free unlimited calls to customers during a certain period of the day for an additional monthly fee. In 2006 and 2007, we introduced various tariff

8

packages with a monthly fee that can be fully offset by call charges. By the end of 2007, our flat rate offers attracted the highest customer base.

In 2007, we increased the number of tariff packages to allow customers in different market segments to choose plans that best suit their calling patterns. These tariff packages also serve as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance, fixed-to-mobile and international) receive the highest discounts. During 2007, the fixed-to-mobile bundled offers proved to be successful customer retention tools.

International Voice Telephone Services

International voice telephone services consist of outgoing and incoming international calls, including voice and switched transit traffic through Hungary. Since January 1, 2008, Magyar Telekom Plc. sends and receives all its international voice and switched transit traffic to and from Deutsche Telekom.

We provide international calling access to our fixed line subscribers and to subscribers of other local telephone operators and mobile service providers. Our Hungary Direct and Country Direct services permit customers to charge calls made from 50 foreign countries to their home phone numbers in Hungary.

Fees and Charges

The call charge for an international call contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration. Although the published prices of our international rates did not change in 2007, the average per minute rates decreased as a result of discounts given in various optional tariff packages.

International Telecommunications Hub

We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have two state-of-the-art international gateways as well as fiber optic cable connections serving 25 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities and we have launched our own Dense Wavelength-Division Multiplexing (“DWDM”) backbone network. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We are DT’s partner in Delivery of Advanced Network Technology to Europe (“DANTE”), which provides transmission paths interconnecting Bucharest (2x622 Mbit/s) and Sofia (2x155 Mbit/s) to the European research and educational network, GEANT through their Budapest node.

We have X.25 links, which are used for packet switched data transmission with 83 international networks.

To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian network service providers to offer transit services to Western Europe. We provide Internet transit service to several Romanian and Bulgarian ISPs on our three IP PoPs in Romania and high-capacity international Internet transit service on our IP PoPs in Hungary to ISPs of Macedonia.

According to a new agreement with Deutsche Telekom, Magyar Telekom Plc. stopped buying and selling international voice services from and to other foreign carriers as of January 1, 2008. Since that time, Deutsche Telekom became the sole international voice partner. The agreement allows cost reductions due to synergy with the parent company.

Internet Services

We offer Internet services based on dial-up, ADSL technology as well as access through cable television, Wireless Local Area Network (“WLAN”) and leased lines to provide residential and business customers with

9

narrowband or broadband Internet services at affordable prices.

We increased our subscriber base to 505,725 from 427,000 as of December 31, 2006 in Hungary. We are the largest Internet service provider in Hungary with an estimated 62.2 percent market share based on the number of DSL broadband subscribers and 17.1 percent market share based on the number of cable net subscribers. Our broadband (ADSL, cable television, WLAN and leased line) customers reached 489,368 as of December 31, 2007 compared to 395,599 a year earlier.

In 2006, we introduced an IPTV service. IPTV allows broadcasts to be seen on a television set with a set-top-box over ADSL connection. The new product line offers various interactive contents, such as time-shift function, electronic program guide (“EPG”) on screen, recording onto the hard disc built in the set-top-box, web EPG service, video on demand service and picture in picture. The total customer base of IPTV reached 9,224 as of December 31, 2007 compared to 650 a year earlier.

Klip offers VoIP services via broadband access. Users of Klip can initiate and receive calls for free via the Internet, to both fixed line and mobile networks. Klip users can also be called from T-Com’s fixed network. The product was launched at the end of 2005 and had more than 48,000 registered users at the end of 2007.

Magyar Telekom ADSL.  ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. We provide these services on a wholesale basis to ISPs, which in turn resell the services to residential and small business customers. At the end of 2007, we had contractual relationships with 25 ISPs. In 2007, this service saw a significant growth with the number of ADSL connections reaching 613,051 by December 31, 2007 from 512,810 at December 31, 2006.

Leased lines and data transmission

Magyar Telekom Plc. is the principal provider of leased lines in Hungary.

Leased line service establishes a permanent connection for transmission of voice and data traffic between two geographically separate points (point-to-point connection) or between a point and several other points (point-to-multipoint connection). These points can be either all within Hungary or some in Hungary and others abroad.

We lease lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. We also lease lines to providers of data services. In addition, we lease lines to multi-site business customers who use leased lines to transmit internal voice and data traffic.

Flex-Com.  We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 8,726 as of December 31, 2006 to 7,710 lines as of December 31, 2007.

High Speed Leased Line (“HSLL”).  The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points (“SAPs”). The connections are established by a service provider according to the needs of its customers.

Datex-P.  We offer Datex-P, a packet-switched data transmission service based on the X.25 protocol. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped.

Our leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of lines leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line charges are not subject to regulation. As part of the overall rebalancing of our rates, we have reduced our leased line charges in

10

real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

Leased lines and data transmission consist primarily of data transmission and network services for business customers, such as financial institutions and insurance companies, and, to a lesser extent, residential customers. The market for data transmission and related services in Hungary is highly competitive. We are the leading supplier of data transmission and related services in Hungary. We expect the market for these services to grow with the proliferation of personal computers and increasing consumer demand. We believe that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

International data products.  We provide signaling links for mobile operators to facilitate international roaming. We also sell international leased lines, including international managed leased lines, international ISDN, X.400, X.25 and telegraph services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers.

MultiFlex.  In 2007, Magyar Telekom Plc. launched this new data transmission product that offers a standard solution for serving our partners’ complex telecommunications demand, allowing the entire internal data communications to be realized in one single corporate network. This is a technology independent service and it realizes the interconnection of local networks (LANs) with point to point or multi point to multi point structure.

Fixed Line Telecommunications Equipment Sales

Magyar Telekom Plc. distributes an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. In addition to stand-alone phoneset sales, Magyar Telekom Plc. offers various packages combining telephone sets with telephone lines and tariff packages.

The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. Magyar Telekom Plc. believes that the supply and service of telecommunications equipment are integral elements of a full service telecommunications provider and are necessary for the expansion of its customer base. In addition, these activities allow Magyar Telekom Plc. to ensure that technologically advanced equipment required for new services is available in Hungary.

Mobile Telecommunications Services

We provided mobile telecommunications services in Hungary through our wholly-owned subsidiary, T-Mobile Hungary (“TMH”) prior to the merger of Magyar Telekom Plc. and TMH. TMH continues its operations within Magyar Telekom Plc. under an independent brand and as an independent business segment.

As of December 31, 2007, TMH accounted for an estimated 44.0 percent of the total Hungarian mobile market in terms of subscribers. The penetration rate of mobile telephone services in Hungary increased from 99.0 percent at December 31, 2006 to 109.7 percent at December 31, 2007.

Since 2006, when TMH was the first mobile operator to launch HSDPA service in Hungary, the company increased its HSDPA coverage based on population from 30 to 53 percent. In 2007, TMH made HSDPA with download speed up to 7.2 Mbit/s available in its network and at the same time launched HSUPA service in Hungary also as the first among local mobile service providers. In 2007 not only downloads but also uploads became faster in TMH’s network, offering the customers a highly stable, reliable service with the best quality all over Hungary.

In 2007, TMH continued to enhance its non-voice service portfolio, introduced several new products,

11

increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad.

Subscribers

The number of TMH subscribers has been growing over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2005	2006	2007
Number of subscribers
Postpaid subscribers	1,323,814	1,545,115	1,793,620
Prepaid subscribers	2,870,041	2,886,021	3,059,872
Total subscribers	4,193,855	4,431,136	4,853,492

Average monthly Minutes of Use (“MOU”) per subscriber	127	142	149

Churn ratio (%)
Postpaid subscribers	10.4	9.9	10.0
Prepaid subscribers	22.0	21.9	21.1
Total subscribers	18.5	17.9	17.1

Average monthly Revenue per User in HUF
Postpaid subscribers	10,838	9,849	8,635
Prepaid subscribers	2,239	2,300	2,205
Total subscribers	4,832	4,800	4,542

Mobile penetration in Hungary (%)	92.4	99.0	109.7

TMH’s market share (%)	45.0	44.5	44.0

Though the Hungarian mobile market is reaching a saturation level with penetration nearly 110 percent, in 2007, total growth rate exceeded previous year’s average due to the significant increase of inactive subscribers driven largely by Pannon’s inactivity results. The increase in the number of TMH subscribers since December 31, 2006 is attributable to a number of factors, including the expansion of mobile broadband services and the success of community offers.

Traffic.     TMH’s average traffic per subscriber is comparable to other European countries and was at a blended level of 149 minutes in 2007. Average traffic per subscriber has increased over 2006 as a result of successful tariff packages targeting both postpaid and prepaid segment.

Rates.       Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription charge and traffic charges).

TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (but in case of some tariff packages monthly recurring fees do exist). TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for terminating calls on its network. TMH maintained the widest range of tariff packages and successfully introduced additional packages in 2007 to acquire new subscribers and develop loyalty.

TMH faced intense price-based competition in 2007. Competitors waged various campaigns, including introduction of new tariff packages with minute, money bundle (purchasing a certain amount of minutes or a

12

predefined monetary amount that can be applied toward usage) and community offers and products (such as family package), to win over TMH’s subscribers. TMH responded to the competitors with its own new tariff initiatives across all of the subscriber segments. In 2007, mobile Internet was one of the key development directions on the market where all operators introduced several offers. TMH is leading in both coverage and in the introduction of high speed technology (3G/HSDPA 7.2 Mbit/s, HSUPA).

Research and development

Magyar Telekom Plc. has a department dedicated to performance of research and development (“R&D”) projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The R&D department works in close cooperation with educational institutions (including the Budapest University of Technical and Economic Sciences and the Technical College of Budapest), strategic investors, suppliers and domestic and international development organizations. Following our accession to the European Union, several funds aimed encouraging research and development activities became available to us as well; this encouraged us to deepen our involvement in national and international consortiums engaged in R&D.

The harmonization projects among DT Group members (Maktel, Slovak Telekom, Croatian Telekom and T-Systems International) play an important role. The joint development themes enable us to utilize group-level synergies, pursue efficient financial and human resource management and use the same third party contractors for our R&D projects.

In the last few years, to maintain or expand the competitive positions we developed the technical platform through the R&D activities for the introduction of new VoIP and multimedia-based services, based on the next generation (“NGN”) IP/Ethernet-based core and broadband fixed (ADSL, xDSL) and wireless (WLAN, WiFi) accesses.

Significant resources are devoted to the upgrading of our digital backbone network. The DWDM technology was introduced to satisfy the additional demands on the backbone network that arose in connection with broadband services, such as fast Internet access and broadband IP-VPN.

We are continuously developing our data communications and IP network and services to meet demands for broadband services. We developed the concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program, the components of our IPv6 protocol pilot network were identified.

In the last few years, we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network and managed leased line technologies) to satisfy demands for higher bandwidth. After introducing triple-play solutions, we started a field trial to provide IP High Definition TV (“HDTV”). We intend to offer HDTV as a commercial service from 2008. We also deployed a complex measurement system to measure the streamed quality of IPTV and to monitor the overall service quality in an “end-to-end” manner. Home Media Sharing is under investigation in order to provide value added features.

In 2007, we focused on the potential Next Generation, IP Multimedia Subsystem (“IMS”)-based applications. We conducted an internal test to evaluate the usability of the IP Centrex features. Based on IMS, we developed the Click-to-dial application, which is considered to be the basis for the forthcoming service improvements. In 2008, we intend to continue this project towards more complex services.

We developed a pilot system for the automated measure of the acoustic and electronic parameters of the analogue CPEs. This project is planned to be continued towards a completely automatic CPE testing framework.

Peer-to-peer communication services (p2p file sharing, p2p voice and video transmission, etc.) are intensively utilizing our IP infrastructure. To estimate and measure this traffic a pilot measuring system was elaborated.

13

The possibility to introduce EuroDOCSIS 3.0 technology is being considered. This technology has the potential to offer value added services and higher bandwidth data transmission.

We have developed a test system for hearing-impaired users, which transforms the speech signals into moving images, so users can recognize the speech by lip-reading. As an application, TV programs were used to measure the understanding factor by a test group of disabled people. Based on the results, a product development can be started for commercial launch.

Environment protection

The management committee of Magyar Telekom Plc. adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website. This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Real estate

Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary.

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

Due to the consolidation of various operations, the conversion to digital switches and ongoing staff reductions, we anticipate that a substantial portion of our owned and leased properties will not be necessary for our core business in the future. We intend to sell or rent our surplus properties.

Based on a five-year contract, we outsourced our real estate operations from February 1, 2005, thus real estate development, investment, operations and management activities are now provided by DeTe Immobilien-Hungary Zrt. for Magyar Telekom Plc. In order to exercise strategic management and control, we established the Real Estate Management Office.

Real estate holdings have the following functions:

•                  Technical building

•                  Warehouse

•                  Garage

•                  Holiday resort

•                  Tower

•                  Office

•                  Other social building

•                  Preferential office

•                  Apartment

•                  Land

According to our proprietary needs, the aim of the Real Estate Management Office is to optimize the utilization of the real estate portfolio, while selling or otherwise making use of the surplus properties on favorable terms.

14

Financial risk management

Magyar Telekom Plc. is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets and liabilities. Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Magyar Telekom Plc. only hedges the risks that affect its cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with leading Hungarian financial institutions.

The fundamentals of Magyar Telekom Plc.’s financing strategy are established each year by the Board of Directors. The Company’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfilment annually. The Board of Directors approves further limits in order to decrease risk exposures, these limits are monitored by the Chief Financial Officer monthly. The Group Treasury is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

1. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

Magyar Telekom Plc. is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses arise in HUF, the functional currency of Magyar Telekom Plc. is HUF, and as a result, Magyar Telekom Plc.’s objective is to minimize the level of its financial risk in HUF terms.

(a)          Foreign currency risk

In order to mitigate the foreign currency risk, Magyar Telekom Plc. minimized its foreign currency borrowings in 2002 and 2003. From 2004, Magyar Telekom Plc. is having insignificant amount of foreign currency denominated debts.

The foreign exchange exposure of Magyar Telekom Plc. is mostly related to operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy the effects of exchange rate moves offset each other. Exchange rate fluctuations therefore have no significant effects on profit or loss, or shareholders’ equity.

In line with currency hedging policy, Magyar Telekom Plc. holds significant amounts of EUR and USD on its bank accounts. The necessary amount is determined by the balance of trade payables and trade receivables in order to hedge the currency risk arising in connection with those liabilities. Exchange rate fluctuations therefore have no significant effect on profit or loss, or equity.

Magyar Telekom Plc. occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations or receivables.

15

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Magyar Telekom Plc. is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. By the end of 2003, Magyar Telekom Plc. managed to convert almost its entire remaining foreign exchange debt portfolio to HUF, thereby the debt portfolio is only exposed to HUF interest rate fluctuations. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio.

Magyar Telekom Plc. has insignificant amounts of HUF deposits, therefore, the change in interest rates would have a very minimum impact on its financial statements.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible according to management’s estimations, the exposure to which is mitigated by the balanced portfolio of fixed and variable interest rate borrowings.

(c) Other price risk

As of December 31, 2006 and 2007, Magyar Telekom Plc. did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient cash, cash equivalents and term deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Plc.’s budgeted financing needs until the end of June 2009. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

3. Capital risk

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, Magyar Telekom Plc. monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by Equity (including Minority interest) and net debt.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects.

16

Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer (“CEO”) directive on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly. All of our business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Audit Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored daily by the risk management department, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

A CEO directive has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Human policy

„Professional and committed employees, who are able to act on their own initiative, are the most important success factor of the business effectiveness of Magyar Telekom Plc.”— this is the HR vision the company has articulated in line with its mission and strategy. The most important goal is to achieve that our company possesses the most professional human resources organization in Hungary and in international terms as well, regarded by its clients as their internal partner and consultant, which other firms also approach with confidence whenever they need to obtain experience.

Magyar Telekom Plc.’s human resources strategy for the years 2003-2007 is grouped around five focal points in line with Deutsche Telekom’s HR strategy. The focal points are as follows:

•                  Managing diversity: we endeavour to leverage group level synergies in order to achieve highest best business returns.

•                  Management of personnel expenses: our aim is to achieve a cost effective personnel management based on market information and best international practice.

•                  Total compensation: our aim is to ensure performance-based and market-competitive compensation.

17

•                  Management of skills and competences: we focus on identifying and managing knowledge and skill, and on promoting talent.

•                  HR efficiency and quality: our aim is to deliver high-level human resource services meeting the needs of our business partners.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom Plc.’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom Plc. is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Magyar Telekom Plc. pays special attention to young graduates through the „Starting-Block” trainee program, which grants employment and training to 15-20 graduates each year.

The company introduced in 1997 and has continuously developed since then its knowledge management system, which is being used for the measurement of competence and knowledge, for the definition of development areas and the review of individual tasks. Development needs are identified with the help of the Personnel Round Table for middle and top management. Development is available in the following forms:

•                  traditional „classroom” training within the company and outside,

•                  skills development training (individual and group programs administered by trainers, e.g. team building, self-awareness training)

•                  e-learning, i.e. distant training through an individual training „net” (e.g. media training).

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom Plc. operates several, target-specific talent management programs.

18

Magyar Telekom Plc. is committed to excellence: the results of regular surveys among employees and customers are used as a basis for the improvement of our internal operation. In addition, the company takes advantage of the possibilities rendered by modern technologies to achieve excellence: through the enhancement and use of advanced IT systems it improves operating efficiency.

The HR area operates its web-based IT services and, through eHR solutions, it continuously broadens the range of its cost saving, efficiency improving and customer friendly services.

Magyar Telekom Plc. pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health. A special organizational unit is engaged in occupational health and safety of work issues, and develops the company’s safety of work strategy and set of objectives.

Magyar Telekom Plc. puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, triple-play solutions), competition and regulation (i.e., low entry barriers, new business models).

Magyar Telekom Plc.’s current plans and outlook are based on our current best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be completely predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where Magyar Telekom Plc. is present could influence our business performance negatively.

We should emphasize that each segment is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, changes in competition, the unforeseeable effects of the announced stabilization package of the Hungarian government and changes in the foreign exchange rates just to mention the most important ones.

We expect that our core business units will be able to continue to generate strong free cash flow. However, there are some significant elements that can have negative effects on the free cash flow, for example, the roll-out of EDR infrastructure and potential acquisitions. Despite these effects we expect to generate solid positive free cash flow in 2008 as well.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In the fixed line operations, we expect continued gradual decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line inter-connection tariffs are expected to be

19

reduced gradually further in 2008 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move towards content and media businesses to support traditional access services and build new revenue streams and exploit new revenue sources. We are seeking new revenue sources by entering new non-traditional telecommunication markets such as transactional services and commerce to generate new revenue streams in case a potential business opportunity arises to capture potential growth opportunities on new converged market areas. Recent years’ acquisitions, together with the T-Online capabilities, enable us to achieve success in that segment. On the other hand, we experienced a slow-down of the growth-rate of the broadband market in the second half of 2007. If the weak demand continues in 2008, it could impact negatively the growth of the segment.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offering via managed services, system integration and outsourcing through consultancy-based selling to corporate customers. Expanding our business operation to these new areas with lower EBITDA margins results in a dilutive effect on the EBITDA margin.

In the mobile operations, market penetration in Hungary is now almost saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of value added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services. Accordingly, leveraging on our newly built HSDPA capacities and market leadership in 3G coverage and quality is one of T-Mobile Hungary’s primary strategic priorities on the fast growing wireless broadband market.

The expected growth driven by customer base and mobile data is off-set by regulatory measures. Adopting EU regulations on roaming coupled with continuation of gradual cuts of mobile termination fees are expected to decrease revenues significantly. As a result, we expect stable net revenue generation in the Hungarian mobile segment in 2008.

Magyar Telekom Plc. renewed its mobile concession contract for use of the 900 MHz frequency that expires on November 4, 2008 for an additional term of seven and half years according to an agreement with the Ministry of Economy and Transport. In addition to payment of the HUF 10 billion concession fee Magyar Telekom Plc. has undertaken to spend at least HUF 20 billion in the following two years on further increase of mobile broadband coverage in Hungary.

Expenses

In line with our strategy, we plan to improve our internal operational efficiency in all segments. We announced a headcount reduction plan in October 2007. The measures are expected to decrease the Group-level headcount by 15 percent by the end of 2008 compared to end of June 2007. The majority of the headcount reduction was implemented at the end of 2007; rest will be implemented gradually in 2008.

Though adopted EU roaming regulations and decreasing termination fees result in lower interconnection revenues, this effect is partially offset by decreasing outpayment costs.

In line with world market developments and the Hungarian energy market liberalization, we experience rapid growth in energy prices, highly above the inflation level. We expect the trend will continue in 2008, impacting us negatively. We also expect growing expenses in mobile site rental costs as a result of the increasing coverage of 3G services and higher IT costs driven by value added products.

We plan to reshuffle our brand portfolio in 2008, similarly to our parent company Deutsche Telekom. We intend to introduce a new brand, “T-Home”, and current fixed line brands will be pulled off from the market.

20

This move will simplify the company’s market presence from customer point of view, but may cause marketing cost increase in 2008.

Gross additions to tangible and intangible assets

We aimed to reduce the gross additions to tangible and intangible assets to sales ratio to below 14 percent in 2007 and succeeded in meeting this target (without the fees for mobile license). Excluding potential acquisitions, we expect this ratio to increase in 2008, mostly because of our mobile license contract that includes HUF 20 billion investment obligations for the next two years to increase mobile coverage. We expect an increasing proportion of gross additions to relate to high-growth areas in the fixed line segment, such as Internet, broadband and data transmissions, while our mobile segment will continue the roll-out of the UMTS and HSDPA infrastructure.

Revenue and EBITDA targets

The increasing revenue contribution of new services will help to maintain revenue levels. However, as these are lower margin services, we expect a slight decline in EBITDA in 2008 compared to the 2007 level.

Events after the balance sheet date

Privatization tender for Telekom Slovenia

Following the completion of due diligence Magyar Telekom filed a binding bid in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d. on January 4, 2007. Later in January it was announced that the Company had not been selected to proceed to the next stage in the public tender process.

Budapest, March 18, 2008.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

21

Report of the Supervisory Board

of Magyar Telekom Plc.

to the General Meeting

on the Y2007 operation of the Company and the Group

The Supervisory Board has reviewed the Reports of the Company’s Board of Directors in respect of the performance, financial status and business prospects of the Company and the Group in the Y2007.

The Supervisory Board focused on the following priorities:

1.                    the compliance of the operation of the Company with the legal expectations and requirements,

2.                    the compliance of the applied accounting practices with the Hungarian Accounting Regulations (HAR) and with the International Financial Reporting Standards (IFRS),

3.                    whether the operation and decisions of the Board of Directors served the best interest of the shareholders.

The Supervisory Board summarizes its position as follows:

I.                                         The business operations of the Company and the Group met the expectations of the shareholders in the 2007 business year; the main business lines could keep the leading position in the strong competitive environment on the market.

II.                                     The Supervisory Board hereby states that the After-tax Net Income of the Company for the 2007 business year is HUF 35,634 million (say: thirty-five billion, six hundred and thirty-four million Forints) and the Balance Sheet Total Assets of the Company for the 2007 business year are HUF 942,877 million (say: nine hundred and forty-two billion, eight hundred and seventy-seven million Forints). The Annual Report of the Company has been prepared according to the Hungarian Accounting Regulations (HAR).

The consolidated Profit after tax of the Magyar Telekom Group for the 2007 business year (before the deduction of HUF 12,901 million attributable to minority interests) is HUF 73,056 million (say: seventy-three billion, fifty-six million Forints) and the consolidated Balance Sheet Total Assets of the Magyar Telekom Group are HUF 1,135,578 million (say: one trillion, one hundred and thirty-five billion, five hundred and seventy-eight million Forints). The Consolidated Financial Statements of the Magyar Telekom Group have been prepared according to the International Financial Reporting Standards (IFRS).

The Supervisory Board acknowledges that the dividend payable to the shareholders is established at HUF 77,051,913,476 (say: seventy-seven billion, fifty-one million, nine hundred and thirteen thousand, four hundred and seventy-six Forints).

III.           The Supervisory Board monitored the Management’s decisions; discussed the Management reports: the Group financial reports, the Group Strategy, the reports on the Group acquisition activities, restructuring of the Company.

IV.           The Supervisory Board approved the Annual Audit Plan of the independent Internal Audit organization for the year 2007. The Supervisory Board requested and received regular reports about each and every audit finding, recommended audit measures and about the status of the implementation of these measures. The Director of the Internal Audit is a permanent invitee of the Supervisory Board Meetings where he regularly responded to the further issues raised in connection with certain audits.

V.            The Supervisory Board paid special attention in the year 2007 to the following audit topics: compliance with SOX 404 requirements, integrity of the financial statements, procurement processes, security of IT systems, integration processes, CRM, business solutions.

VI.           In line with the provisions of the Directive on “Procedures for treatments of complains/comments regarding accounting matters” the Supervisory Board had all the reports known by the Internal Audit investigated and reports were made about them. The Group has made the necessary measures in all cases to prevent repeated occurrence.

VII.          The Supervisory Board monitored the progress of the Corporate Compliance Program.

VIII.        The Supervisory Board also reviewed the reports on the activities of the Audit Committee.

Based on its findings in the course of the continuous monitoring of the business operations of the Company and the Magyar Telekom Group the Supervisory Board recommends that the General Meeting should:

•                  approve the Y2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income as proposed by the Board of Directors,

•                  approve the Y2007 Consolidated Financial Statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with the Balance Sheet Total Assets and Profit after tax as proposed by the Board of Directors,

•                  accept the Auditor’s reports,

•                  accept the proposal of the Board of Directors on the dividend payment,

•                  approve the Corporate Governance Report for 2007.

April 9, 2008

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P. O. Box 517
HUNGARY
INDEPENDENT AUDITOR’S REPORT
(Free translation)	Telephone:	(36-1) 461 - 9100
	Facsimile:	(36-1) 461 - 9101
	Internet:	www.pwc.com/hu

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2007 (in which the balance sheet total is HUF 942,877 million, the profit per balance sheet is HUF 35,634 million, the related profit and loss account for the year then ended, and the notes to the financial statement including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provisions of the Accounting Act and accounting principles generally accepted in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2007, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements.

Without qualifying our opinion we draw your attention to the fact that the attached financial statements have been prepared for the consideration of the shareholders at the forthcoming General Meeting and, as such, do not reflect the effects, if any, of resolutions that might be adopted at that meeting.

Budapest, April 10,2008

Nick Kós	Hegedűsné Szűcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

CORPORATE GOVERNANCE REPORT OF

MAGYAR TELEKOM NYRT.

Approved by The Board of Directors of Magyar Telekom Nyrt. on March 18, 2008 with Resolution

No. 3/4 (03 18 2008)

and the Supervisory Board on March 26, 2008 with Resolution No. 1/7 (03 26 2008).

The Audit Committee reviewed and evaluated the Report at its March 19, 2008 meeting.

Corporate Governance Report

of Magyar Telekom Nyrt.

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (hereinafter „Magyar Telekom” or „Company”)

based on

•                            the Corporate Governance Recommendations of the Budapest Stock Exchange Zrt., published in October, 2007, and

•                            the provisions of Act IV. of 2006 on Business Associations („Company Act”) (especially Section 312),

taking into account

•                            the Recommendations of the European Commission (“Commission”) fostering an appropriate regime for the remuneration of directors of listed companies (2004/913/EK), and

•                            and the Commission’s Recommendations on the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board (2005/162/EK), approves and submits to the Annual General Meeting the below Corporate Governance Report and declaration.

2

1. A brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board and the executive management

Magyar Telekom’s Board of Directors (“Board” or “Board of Directors”) is the Company’s executive body that represents the Company towards third parties and before courts and other authorities. The Board of Directors exercises its rights and performs its obligations as an independent body.

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Company Act — must give priority to the interest of the company. The members of the Board shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles of Associations (“Articles”), the resolutions of the General Meeting (“General Meeting”) of the Company and their managerial duties. The indemnification liability of the members of the Board towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing to file such announcement at all.

The Board of Directors is not an operative management body. In other words, the Board of Directors is not involved in the Company’s daily business. The Board acts in all matters that do not fall in the competence of the General Meeting. Among other responsibilities, it approves the Company’s strategy, business plan, major organizational changes and key transactions, appoints the Chief Executive Officer (“CEO”) and the Chief Officers, concludes employment agreements with and removes the CEO and Chief Officers, and determines the remuneration and target tasks on the basis of which it evaluates the performance of the top management.

For the purpose of the operative control and effective day-to-day management of the Company the Board of Directors established the Management Committee the members of which are the Chief Executive Officer, the Chief Human Resources Officer, the Chief Financial Officer (“CFO”), the Chief Technical Officer, the leader of the new Alternative Businesses and Corporate Development Segment area, the leader of the Residential Services Line of Business and the leader of the Business Services Line of Business. The Management Committee acts within the scope of competences assigned to it by the Board of Directors. The competences of the Management Committee include decisions on all matters that based on the laws, the Articles of Association of the Company and the Rules of Procedure of the Board of Directors, do not fall into the exclusive competences of the General Meeting or the Board of Directors. The Management Committee reports to the Board of Directors on the operation and status of Magyar Telekom Group at each Board meeting.

Due to the fact that in line with the above, the Board of Directors delegated several competences to the Management Committee we answered “no” to several questions in the declaration to this Corporate Governance Report, because in these cases the Company does comply with the given recommendation but based on the decision of the Board of Directors the given issue is within the Management Committee’s scope of competence delegated to it by the Board of Directors.

The detailed rules on the tasks, competences and operation of the Management Committee are contained in the Rules of Procedure approved by the Board of Directors: http://matrix.telekom.intra/vig_titkarsag/file/MC-ugyrend-2008-eng.doc

3

2. The introduction of the members of the Board of Directors, the Supervisory Board and the executive management (in the case of Board members, including the status of independence of the different members), a description of the structure of committees.

For more details with regard to the members of the Board of Directors, the supervisory board of Magyar Telekom (“Supervisory Board”) and the senior management please visit the web site of Magyar Telekom:

•                            http://www.magyartelekom.hu/befektetoknek/vallalatiranyitas/igazgatosag/tagok.vm

•                            http://www.magyartelekom.hu/befektetoknek/vallalatiranyitas/felugyelobizottsag/tagok.vm#

•                            http://www.magyartelekom.hu/rolunk/felsovezetok.vm

The Board of Directors is comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. The assignment of the members of the Board of Directors lasts for a term of three years from the date of the annual General Meeting until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. The members of the Board of Directors can be recalled or re-elected by the General Meeting at any time. The Board of Directors operates in line with the Rules of Procedure, in compliance with the laws and the Articles of Association.

The Company Act does not include requirements with regard to the independency of the members of the board of directors if besides the board of directors there is also a supervisory board operating at the company. Currently 3 members of the Board of Directors meets the independency criteria set forth in the Recommendations: Frank Odzuck, dr. Mihály Gálik, dr. István Földesi.

According to the Articles of Association of the Company the Supervisory Board of the Company is comprised of at least three (3) but maximum fifteen (15) members. The Supervisory Board acts as a body. The Supervisory Board elects a Chairman from among its members and, except for cases set forth in its Rules of Procedure, makes decisions with simple majority. The Supervisory Board of Magyar Telekom is currently comprised of eleven (11) members. The members are elected by the Annual General Meeting for three years. The Supervisory Board carries out its tasks according to its Rules of Procedure that is established by the Supervisory Board and approved by the General Meeting.

Independent members of the Supervisory Board — according to the Company Act: dr. László Pap, dr. Ádám Farkas, dr. Sándor Kerekes, dr. János Illéssy, Attila Csizmadia and Konrad Kreuzer. Dr. György Szapáry who was a member between March 1, 2007 and December 10, 2007 was also an independent member.

4

3. The number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, including the number of members attending

Section 5 discusses the work of the individual committees in details therefore we analyzed here the above parameters with regard to the Board of Directors and the Supervisory Board.

In 2007 the Board of Directors held five meetings, at which the overall rate of attendance of the members (either personally or by telephone conference) was 94%. The Board of Directors adopted resolutions without holding a meeting in eight cases through the procedure of voting by fax as regulated in the Rules of Procedure.

The most important issues discussed by the Board of Directors in 2007 were as follows:

•                  Decisions on the bonus achievement for the management in 2006 based on recommendation of the Remuneration Committee;

•                  Proposal on the approval of the Y2006 financial statements, the use of the profit after tax and the dividend to the General Meeting;

•                  Setting targets for the management for 2008;

•                  Approval of the mid-term strategy and budget for years 2007-2009;

•                  M&A decisions (e.g. merger of Emitel Zrt. and T-Online Zrt.);

•                  Proposal on the new, customer-focused operation model, implemented from January, 2008;

•                  Review of the compliance program.

The Supervisory Board held 4 meetings in business year 2007 at which the average rate of participation was 89% and adopted written resolutions without holding a meeting in two cases.

The most important issues discussed by the Supervisory Board in 2007 were as follows:

•                  Review the reports, submissions on the agenda of the General Meeting;

•                  Review the reports of the management: Group financial statements, Group Strategy, reports on the Group acquisition activities, restructuring of the organization of the Company;

•                  The reports on the activitiy of the Internal Audit and the Audit Plan of the Internal Audit;

•                  Review the progress of the corporate compliance program;

•                  Review the reports on the activities of the Audit Committee.

5

4. The presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, as well as of the different members. Reference to whether evaluation carried out in the relevant period has resulted in any changes

The Y2007 self assessment of the Board of Directors is published on the web site of the Company. The self assessment primarily focused on

•                  the shareholder relations,

•                  the enforcement of the strategic and business plans of the Company and

•                  the assessment of the legal and ethical requirements.

Within the framework of the Y2007 performance evaluation of the Supervisory Board the following viewpoints — among others - were taken into account:

•                  whether the organization and members of the of Supervisory Board, the operation of the Supervisory Board was ensured in business year 2007 as prescribed in the Articles of Association of the Company as well as the Rules of Procedure of the Supervisory Board;

•                  whether the Supervisory Board, based on its legal status, scope of authorities and responsibilities as included in the Articles and the Rules of Procedure of the Supervisory Board, properly fulfilled its tasks in business year 2007;

•                  whether the Supervisory Board deems it necessary to take further actions to follow-up steps in the individually assessed cases.

Within the framework of the evaluation of the Y2007 performance of the Supervisory Board the following viewpoints were taking into account at the assessment of the individual members and also whether based on these viewpoints their relevant competence was ensured:

•                  Dr. László Pap: Independence, expertise in technical — telecommunications technology — field, experience as member of the Audit Committee and as member of the board of directors of an international company.

•                  Dr. Ádám Farkas: Independence, expertise in economy, finance and banking, experience as financial advisor, as member of the Stock Exchange Council, as chief executive officer of banks, as chairman of Audit Committee and as its financial expert.

•                  Dr. Sándor Kerekes: Independence, expertise in economy and business management, experience as member of the Audit Committee.

•                  Dr. János Illéssy: Independence, expertise in technical field and economy, experience as chief financial officer of quoted companies, as member of the Audit Committee.

•                  Konrad Kreuzer: Independence, expertise and experience in law and business affairs.

•                  Attila Csizmadia: Independence, expertise in telecommunications, experience in economy and finance, at government bodies, also as member of the EU Governmental Expert Committee for Post and Telecommunications.

•                  Jutta Burke: Experience in reporting according to US GAAP and IFRS, in US GAAP and SEC compliance matters.

•                  Péter Vermes: Expertise in technical — telecommunications — field, experience as employees’ representative and chairman of the Central Workers’ Council.

•                  István Koszorú: Experience as employees’ representative, an official and chairman of the Workers’ Council.

•                  György Varju: Experience as employees’ representative, chairman of the Workers’ Council, and member of the Central Workers’ Council.

•                  Gellért Kadlót: Experience as employees’ representative, as chairman of the Workers’ Council.

The Chairman of the Supervisory Board initiated the amendment of the Rules of Procedure of the Supervisory Board with regard to the allocation of resources so that the Supervisory Board can carry out its supervisory

6

tasks. The Supervisory Board is committed to increase its efficiency and to comply with the rules of the Stock Market.

7

5. Report on the operation of different committees, including the introduction of the members of the committees (professional background), the number of meetings held, the number of members attending the meetings, as well as the most important issues discussed at the meetings and the general operation of the committee. If the Board of Directors has passed a resolution on an issue contrary to the recommendations of the committee, the presentation of the operations of the Audit Committee shall include that fact (as well as the reasons of the Board of Directors for doing so). It is recommended that reference be made to the company’s website, where the tasks delegated to the committees, the rules of procedure of the committees and the date of appointing the members should be disclosed.

Audit Committee

Chairman of the Audit Committee:

•                  Dr. Ádám Farkas.

Members of the Audit Committee:

•                  Dr. László Pap

•                  Dr. Sándor Kerekes

•                  Dr. János Illéssy.

There is more detailed information on the members of the Audit Committee on the following web site: http://www.magyartelekom.hu/befektetoknek/vallalatiranyitas/ellenorzobizottsag/fooldal.vm.

The members of the Audit Committee are assigned from April 26, 2007 until May 31, 2010. (Dr. György Szapáry resigned his membership in the Audit Committee with the effect of December 10, 2007.)

The purpose of the Committee is, inter alia, to oversee:

•                  the integrity of the Company’s financial statements,

•                  the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Committee,

•                  the qualifications and independence of the Company’s independent external auditor,

•                  the performance of the Company’s internal audit function and independent auditors.

The Committee acts independently within its scope of authority provided in the Company Act, in Hungarian Act CXX of 2001 on the Capital Market and in the Articles of Association, and in compliance with the rules and regulations of the Budapest Stock Exchange, the New York Stock Exchange (the “NYSE”) and the US Securities and Exchange Commission (“SEC”), as well as the provisions and rules of the US Securities Exchange Act of 1934 (the “Exchange Act”).

The Audit Committee held 9 meetings in the previous business year of 2007, with 86% average participation rate. The Audit Committee made further written resolutions without holding a meeting on 9 issues on 5 occasions.

The Chief Financial Officer of the Company, the leader of the Internal Audit, the representatives of the independent external auditor, PricewaterhouseCoopers Kft. („PwC”) and subsequent to her appointment, the Group compliance director, participated all meetings of the Audit Committee — except for the discussion of agenda items discussed within the frame of closed meetings by the decision of the Audit Committee.

8

The Audit Committee has been conducting and is conducting an independent internal investigation with the involvement of an independent outside counsel regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). The Audit Committee has been supervising and is supervising the work of the independent outside counsel involved in the Independent Investigation.

The Audit Committee, during the supervision of the independent auditor - inter alia - discussed the below subject matters with the auditor:

•                  audit according to the Sarbanes-Oxley Act of 2002 („SOX” or „SOX 404”) — Magyar Telekom’s internal controls over financial reporting;

•                  Y2006 audit;

•                  independent auditor reports on the Y2006 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards („IFRS”) and the Y2006 Annual Report of the Company prepared according to the Hungarian Accounting Standards („HAR”);

•                  enforcement of the professional requirements and conflict of interest stipulations towards the independent auditor;

•                  formal written statement of PwC in which the auditor specifies its relation to the Company according to Standard No. 1 of the Independence Standards Board;

•                  designation of the auditor, personally responsible for the audit of the Company as well as the deputy auditor;

•                  Y2005-2006 Management Letter and the response of the management of the Company;

•                  independent auditor’s report on the management’s assessment and on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2006;

•                  Y2007 audit;

•                  specific pre-approval of the audit and audit related services to be provided by PwC.

The Audit Committee — inter alia — discussed the below important issues at its meetings:

•                  the services of the independent external auditor and its fees;

•                  reports on the activities of the Internal Audit, Audit Plan of the Internal Audit;

•                  Y2006 Consolidated Financial Statements of Magyar Telekom Group prepared according to the IFRS and the Y2006 Annual Report of the Company prepared according to the HAR;

•                  SOX 404 compliance, Annual Report on the SOX compliance of Magyar Telekom and its internal control system, Status of significant SOX compliance deficiencies;

•                  20-F annual reports of Magyar Telekom Plc. for the fiscal years ending on December 31, 2005 and 2006;

•                  the risk management system of Magyar Telekom Group, quarterly risk management reports;

•                  the operation of the financial reporting system at Magyar Telekom;

•                  issues pertaining to the Independent Investigation;

•                  adequacy of the remedial actions taken in response to the findings of the Independent Investigation and the implementation of the compliance program.

Though there was an example where in 2007 the Board of Directors decided against the proposal of the Audit Committee, in February, 2008 the respective decision was made in line with the proposal of the Audit Committee.

The Rules of Procedure of the Audit Committee, approved on February 15, 2008, - including the tasks delegated to the Audit Committee — is accessible on the following web site: http://www.magyartelekom.hu/english/investorrelations/corporategovernance/auditcommittee/main.vm

9

Remuneration Committee:

The Remuneration Committee is comprised of three members, assigned for the same period as the members of the Board of Directors.

The current members are:

•                  Frank Odzuck

•                  Michael Günther

•                  Dr. Ralph Rentschler

The professional experience of the members is accessible in details on the following web site of the Company: (http://www.magyartelekom.hu/befektetoknek/vallalatiranyitas/igazgatosag/tagok.vm).

The rules of the operation of the committee is contained in its Rules of Procedure:

http://matrix.telekom.intra/vig_titkarsag/file/Rules-of-procedure-for-the-RC-20061205.doc

In 2007 the Remuneration Committee held 3 meetings.

The issues discussed were as follows:

•                  March, 2007: assessment of the Y2006 targets of the top management of Magyar Telekom Group and personnel related issues (participation rate: 100%)

•                  September, 2007: personnel issues (participation rate: 100%)

•                  December, 2007: determination of the Y2008 targets of the top managers of Magyar Telekom Group (participation rate: 67%)

10

6. The presentation of the system of internal controls and the evaluation of the activity in the relevant period. Report on the efficiency and effectiveness of risk management procedures. (Information on where the report on internal controls by the Board of Directors may be viewed by shareholders.)

The presentation of the system of internal controls, evaluation of the activity in the relevant period.

Magyar Telekom is compliant with the Sarbanes-Oxley Act of 2002, as an independent registrant Company in the U.S. As required by section 404 of the Sarbanes-Oxley Act, the management of Magyar Telekom is responsible for establishing and maintaining adequate “internal control over financial reporting”. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our internal control system is based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management has established and maintains documentation of internal controls over financial reporting. The internal control system has been grouped into two levels of documentation:

•                  The company-level controls include the following (in line with PCAOB Audit Standard No. 5):

•                  controls related to the control environment

•                  controls over management override

•                  the company’s risk assessment process

•                  controls to monitor results of operations

•                  controls to monitor other controls, including the activities of the internal audit function, the Audit Committee and self-assessment programs

•                  controls over the period-end reporting process

•                  policies that address significant business control and risk management practices.

•                  Transaction Level Controls describe the controls built into our business processes that have been designed and operated to ensure that material misstatements in each significant financial account and disclosure within the financial statements are prevented or detected in a timely manner.

In line with the criteria of the adopted internal control framework, management evaluates the effectiveness of internal control system within each financial year. Management’s assessment for 2007 is still in progress, but based on the already available information, we believe that internal control system has been operating effectively to prevent material misstatements in the financial statements.

The Company disclosed its report on the internal controls with regard to the reliability of financial reports in the 20F report.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the SEC. To achieve these objectives there is a Disclosure Committee operating at the Company and also we developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

11

In 1999, we established a formal risk management system. This system has been operating in an integrated way with the risk management system of Deutche Telekom in since 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management manual and a Chief Executive Officer directive on risk management were prepared. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the group. All of our departments and subsidiaries are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, the Audit Committee and to Deutsche Telekom.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all the organizations of the group to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area and CFO is notified when a new material risk or information is identified.

A CEO directive has been issued to define responsibilities of each employee in risk monitoring and management. We introduced the requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures to our colleagues through e-learning. The personnel scope of the training covered all employees.

The Disclosure Committee of the Company supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

12

7. Information on whether the auditor has carried out any activities not related to auditing

Based on the effective Pre-approval Rules of the Audit Committee the independent external auditor — upon the general pre-approval or the specific pre-approval of the Audit Committee — provided the below service for the Company in Y2007 besides the audit type of services:

•                  audit related services;

•                  tax services.

13

8. A detailed presentation of the company’s disclosure policy, and its policy on trading by insiders

Disclosure policy of the Company

It is Magyar Telekom’s policy that all disclosures made by the Company to its security holders or the investment community should be accurate and complete, and fairly present the Company’s financial condition and results of operations in all material respects, and such disclosures should be made on a timely basis as required by applicable laws and requirements of the Budapest Stock Exchange the NYSE, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”).

The procedures currently used by the Company are designed to ensure that: information required by the Company to be disclosed to the BSE, NYSE, SEC and HFSA (Annual and Quarterly Reports, Registrations Statements, 20-F Filings and 6-K Submissions) as well as any and all other written information that the Company discloses from time to time to the investment community (presentations to rating agencies and information contained on the Magyar Telekom Group investor relations website) is recorded, processed, summarized, and reported accurately and on a timely basis as well as that the information is collected and transferred to the management to ensure that timely decisions are made on the disclosure.

Since July 3, 2003 a Disclosure Committee has been operating at the Company that tasks of which include — among others — to elaborate, supervise and monitor processes and procedures described above. The Disclosure Committee is comprised of such managers who are jointly well informed on the significant and complex aspects of the business and financial activities as well as the risks of the Company.

An external legal firm is retained by the Company as an advisor to monitor the changes of SEC and NYSE rules and to notify the Company if such changes occur. Within the framework of an internal audit the Company reviews its disclosure processes each year.

Policy in connection with the prohibition of insider trading

The shares of Magyar Telekom are traded on both the Budapest Stock Exchange and New York Stock Exchange.  Therefore, the trading of Magyar Telekom securities is regulated by the Hungarian legislation and government (including the Hungarian FSA) and United States legislation and government (including SEC).

With the aim of ensuring enforcement of the requirements of the legal environment Magyar Telekom created its own regulation which applies to all organizations of Magyar Telekom and those affiliated companies in which Magyar Telekom has 25% or more direct or indirect ownership or voting rights.

Based on he Hungarian securities laws and United States federal and state securities laws Magyar Telekom prohibits:

(a) the direct or indirect purchase or sale of securities while in possession of inside information and

(b) the disclosure of inside information to others who then trade in securities (hereinafter: tip or tipping).

The regulation defines the scope of insider information, the definition of insider trading as well as the scope of insider persons.

Magyar Telekom does encourage investment in Magyar Telekom securities by its employees and directors. However, it states some general trading guidelines as well as specific restrictions regarding the timing of trading in Magyar Telekom securities.

14

Trading guidelines:

•                  Magyar Telekom strongly recommends that all insider persons refrain from any transactions in Magyar Telekom securities other than during the period beginning on the third (3rd) trading day following the release of quarterly or annual financial results and ending ten calendar days later (so called „window period”).

•                  The safest period for trading in Magyar Telekom securities, assuming the absence of inside information, is generally the first few days of the window period. Periods other than window periods are more highly sensitive for transactions in Magyar Telekom securities from the perspective of compliance with applicable securities laws.  However, trading in Magyar Telekom securities during a window period should not be considered a “safe harbor.”

•                  Even after inside information is disclosed, sufficient time must pass to permit the market and outside investors to digest the information and make investment decisions before insider persons can trade in Magyar Telekom securities.  Even during a window period, any person possessing inside information may not engage in any transactions in Magyar Telekom securities until the commencement of the third trading day after inside information is publicly disclosed.

•                  Regulatory authorities scrutinize securities trading with special attention. Consequently, before trading in Magyar Telekom securities, you should carefully consider how the authorities, in the future, might view your concluded transactions with special attention.

•                  Every insider person has the individual responsibility to comply with the relevant regulations, regardless of whether Magyar Telekom has recommended a window period to that insider person or any other insider person. The guidelines set forth in Magyar Telekom’s directive are guidelines only, and appropriate judgment should be exercised in connection with any transaction in Magyar Telekom securities.

•                  An insider person may, from time to time, have to forego a proposed transaction in Magyar Telekom securities even if he or she planned to make the transaction before learning of the inside information and even though the insider person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

In addition to the aforementioned trading guidelines the directive also states that specific restriction periods, which are prescribed in the Capital Markets Act also apply to specific categories of insider persons described therein.

Magyar Telekom in its directive draws the attention that insider persons, in addition to being forbidden from using inside information to trade in securities for their own advantage, are also prohibited from tipping inside information to an outsider (any person other than a Magyar Telekom employee, officer or director, and includes friends, business associates, spouses or family members), who then trades on that information.

In certain cases transactions must be immediately announced to the authority or to the public by the insider person and / or by the issuer. In order to support compliance with the announcement obligations insider persons shall without delay fill in and send a form if they concluded a transaction with Magyar Telekom shares and Magyar Telekom shall file the necessary announcements and disclosures on behalf of certain insider persons.

15

9. A detailed demonstration of the methods of exercising shareholders’ rights

The holder of each Series “A” Share shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by the Companies Act or the Articles. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or interim share certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the shareholders’ register.

The Board of Directors of the Company through the registrar assigned by the Board according to Section 202.§ (2) of the Act, maintains a shareholders’ register of the holders of registered shares (including holders of interim share certificates or preliminary share certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized shareholders’ register.

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares.

In the event of dissolution of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

Shareholders whose names have not been entered into the shareholders’ register and shareholders who acquired their shares in violation of the restrictions in the Articles pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

If the General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner and the statutory required data of which are available for the payment of dividends.

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request. The court of registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or the Articles after such action.

Each shareholder has the right to attend the General Meeting, request information and comment on issues at the General Meeting.  Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of shareholders to information shareholders may not have access to the business books and other business documents of the Company.

The condition of participating at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the shareholders’ register at least six (6) working days prior to the date of the General Meeting.

16

The detailed rules of exercising shareholder’s rights are contained in the Articles of Association of the Company that is available on the web site of the Company:

http://matrix.telekom.intra/vig_titkarsag/file/alapszabaly-2007-jun-29-english-dolt.doc

17

10. A brief presentation of rules on the conducting of the General Meeting

The General Meeting is the highest decision-making body of the Company, comprised of the shareholders. The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

The Company shall hold a General Meeting at least once each year (the “Annual General Meeting”) where the annual balance sheet of the Company shall be approved.  The Annual General Meeting shall occur no later than April 30 of the year immediately subsequent to the business year in question. In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

Notice of each General Meeting of the Company — unless otherwise provided by the Companies Act - shall be published in the manner stipulated by the applicable law and the Articles for the publication of the Company’s notices and advertisements 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by the Articles.

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting.  A second General Meeting convened and held within two hours from the time of the original General Meeting without a sufficient number of shares present to constitute a quorum shall have a quorum for the purposes of considering items on the agenda of the postponed General Meeting regardless of the voting rights represented at such meeting.

Votes for or against a proposed resolution or amendment cast in accordance with the provisions of the Articles shall be regarded as votes duly cast. Abstentions shall not be considered as votes duly cast. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles in Section 6.2. (a)-(f), (k), (m), (p), (q) and (t), which shall require at least a three-quarters majority of the votes cast. Notwithstanding anything herein to the contrary, if the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution.

The detailed rules of conducting the General Meeting are contained in Section 6 of the Articles of Association of the Company that is published on the web site of the Company:

http://matrix.telekom.intra/vig_titkarsag/file/alapszabaly-2007-jun-29-english-dolt.doc

18

11. Remuneration statement

Compensation of Board Members, Supervisory Board Members and Audit Committee Members

According to the resolutions passed on the General Meeting in April 2007 the remuneration of Board Members, Supervisory Board Members and Audit Committee Members at the Company are as follows:

The Chairman of the Board of Directors:	HUF 546 000 per month
The Members of the Board of Directors:	HUF 364 000 per month
The Chairman of the Supervisory Board:	HUF 448 000 per month
The Members of the Supervisory Board:	HUF 294 000 per month
The Chairman of the Audit Committee:	HUF 294 000 per month
The Members of the Audit Committee:	HUF 147 000 per month

Compensation of Management Committee Members

The compensation packages of Management Committee members have been designed in line with the strategic investor’s compensation guidelines — reflecting general characteristic features of the industry that is applicable in Hungary — (Global Compensation Guideline for Senior Executives of the Deutsche Telekom Group) issued in 2002.

With respect to the size of each element of the compensation package the Remuneration Committee submits its proposals in consideration of domestic benchmark surveys. Final decision is taken by Magyar Telekom’s Board of Directors. Compensation of Management Committee members is reviewed once each year.

The compensation package consists of the following elements:

Base wage
Its size varies depending on the incumbent’s position, a fixed wage amount tailored to the individual payable in monthly equal installments.

Variable pay
The annual target bonus is generally 45% of the income, payable in the function of the achievement of the individual targets set as derived from Magyar Telekom Group’s strategic goals. For over-achievement of goals additional bonus is paid.

The structure of the bonus target as well as the cap of additional bonus are specified by the Compensation Guidelines of the strategic investor.

Management incentive plan

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the share price performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year (last package to be launched in 2008), and with each tranche lasting for three years. The MTIP cash allowance is proportional to the annual target salary (basic salary + bonus for 100% plan fulfillment) for each Management Committee member.

19

Other benefits and perks

Other compensation elements have been designed in consideration of domestic benchmark data and the strategic investor’s regulations, with a view to cost efficiency (e.g. cars for personal use, mobile phone, managers’ insurance, etc.)

With respect to other benefits and perks we have been guided by Magyar Telekom’s relevant policy, Collective Agreement and regulations.

The executive members of the Board of Directors have an employment contract for a fixed duration. The employment can be terminated according to the regulations of the Labor Code.

For the year ended December 31, 2007, the aggregate compensation of the members of the Management Committee was HUF 740.5 million. In line with the Form 20-F report (considering the laws relating to personal data), according to its relevant policy, the Company does not disclose data that could be matched with individuals.

20

Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations

R 1.1.1             The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

Yes (Complies)                                                                                                            No (Please explain)

R 1.1.2             The company applies the “one share - one vote” principle.

Yes (Complies)                                                                                                            No (Please explain)

R 1.2.8             The company ensures that shareholders must meet the same requirements in order to attend at the General Meeting.

Yes (Complies)                                                                                                            No (Please explain)

R 1.2.9             Items on the General Meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

Yes (Complies)                                                                                                            No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes (Complies)                                                                                                            No (Please explain)

Though the General Meeting of the Company did not explain in details the effect of the decisions in case of each resolution but it did so prior to making such resolutions when due to the importance or complexity of the decision it could have an effect on the ongoing processes at the Company.

R 1.2.10           Shareholders’ comments on and supplements to the items on the agenda were published at least two days prior to the General Meeting.

Yes (Complies)                                                                                                            No (Please explain)

R 1.3.8             Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

Yes (Complies)                                                                                                            No (Please explain)

Written comments made on the items on the agenda were published two working days prior to the General Meeting.

Yes (Complies)                                                                                                            No (Please explain)

R 1.3.10           The election and dismissal of executives took place individually and by separate resolutions.

Yes (Complies)                                                                                                            No (Please explain)

21

R 2.1.1             The responsibilities of the Managing Body include those laid out in 2.1.1.

Yes (Complies)                                                                                                            No (Please explain)

The Articles of Association and the Rules of Procedure of the Board of Directors set forth that all matters fall into the competence of the Board of Directors (or into that of the Management Committee delegated to it by the Board of Directors) that according to the laws or the Articles of Association do not fall into the exclusive competence of the General Meeting. The list of competences in the Articles of Associations and in the Rules of Procedure of the Board of Directors does not fully cover the list set forth in the explanation of the recommendations.

R 2.3.1             The Managing Body held meetings regularly, at times designated in advance.

Yes (Complies)                                                                                                            No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes (Complies)                                                                                                            No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies)                                                                                                            No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies)                                                                                                            No (Please explain)

R 2.5.1             The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

Yes (Complies)                                                                                                            No (Please explain)

R 2.5.4             At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

Yes (Complies)                                                                                                            No (Please explain)

R 2.5.5             At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

Yes (Complies)                                                                                                            No (Please explain)

Due to the fact that the new Corporate Governance Recommendations were published at the end of October, 2007 the Supervisory Board has not requested yet the confirmation on the independent status of the members who are deemed independent in connection with the Corporate Governance Report, however during the evaluation of the Y2007 performance independency was taken into account when the members were assessed personally.

R 2.5.7             The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

22

Yes (Complies)                                                                                                            No (Please explain)

The Rules of Procedure of the Supervisory Board — that is accessible on the web site of the Company — includes the criteria on independency but as far as the Board of Directors is concerned the Company did not set such independency criteria.

R 2.6.1             Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company’s subsidiary).

Yes (Complies)                                                                                                            No (Please explain)

Not applicable, because no such personal stake did exist.

R 2.6.2             Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes (Complies)                                                                                                            No (Please explain)

Transactions which according to 2.6.2, fell outside the normal course of the company’s business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes (Complies)                                                                                                            No (Please explain)

Not applicable, because no such transaction took place at Magyar Telekom in 2007.

R 2.6.3             Board members informed the Supervisory Board/Audit Committee if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes (Complies)                                                                                                            No (Please explain)

Not applicable, because no such request was made to the Company.

R 2.6.4             The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes (Complies)                                                                                                            No (Please explain)

A CEO Directive was issued at the Company on this subject matter.

The Managing Body established its guidelines regarding insiders’ trading in securities and monitored compliance with those guidelines.

Yes (Complies)                                                                                                            No (Please explain)

A CEO Directive was issued at the Company on this subject matter.

R 2.7.1             The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

23

Yes (Complies)                                                                                                            No (Please explain)

There were no such guidelines elaborated on the subject matter in 2007 but we examine the possibility to implement them. The evaluation of the work of the of the management and its remuneration is based on the guidelines elaborated by the strategic investor.

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes (Complies)                                                                                                            No (Please explain)

Not applicable due to the fact that the remuneration guidelines are not yet implemented.

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the General Meeting, as a separate item on the agenda.

Yes (Complies)                                                                                                            No (Please explain)

Not applicable due to the fact that the remuneration guidelines are not yet elaborated yet and the fee of the members of the Board of Directors and the Supervisory Board was approved by the General Meeting under a separate agenda item.

R 2.7.2             The Managing Body prepared an evaluation of the work it carried out in the given business year.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes (Complies)                                                                                                            No (Please explain)

R 2.7.3             It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes (Complies)                                                                                                            No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the General Meeting as a separate agenda item.

Yes (Complies)                                                                                                            No (Please explain)

Not applicable because the members of the management do not have benefits that do not represent normal practice and there were no such events in 2007.

R 2.7.4             The structure of share-incentive schemes were approved by the General Meeting.

Yes (Complies)                                                                                                            No (Please explain)

Not applicable, because currently there is no share-incentive scheme in place at the Company.

Prior to the decision by the General Meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

Yes (Complies)                                                                                                            No (Please explain)

Not applicable because currently there is no share-incentive scheme in place at the Company.

24

R 2.7.7             The Remuneration Statement was prepared by the company and submitted to the General Meeting.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Board of Directors and the Supervisory Board but due to data protection reasons the remuneration data of the management contains aggregate figures.

R 2.8.1             The Managing Body or the committee operated by it is responsible for monitoring and controlling the company’s entire risk management.

Yes (Complies)                                                                                                            No (Please explain)

The supervision of the risk management system is carried out by the Audit Committee of Magyar Telekom.

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

Yes (Complies)                                                                                                            No (Please explain)

The strategic investor, the Management Committee of Magyar Telekom and the Audit Committee receives a quarterly report on the risks of the Company as well as an annual report on the changes of the risk management system. The Management Committee informed the Board of Directors that it had reviewed the risk management processes.

The Managing Body took the necessary steps to identify the major risk areas.

Yes (Complies)                                                                                                            No (Please explain)

Though on the basis of the effective competence allocation scheme of the Company the identification of the main risk areas is not the competence of the Board of Directors, all material risks related to the internal, external activities, risks related to financial and legal requirements and numerous other risks are assessed and managed by a well defined internal mechanism, by the participation of the bodies specified in the previous answer. All subsidiaries, business lines and other organizations must identify and report the risks of their operation. Subsequent to the establishment of the Sarbanes-Oxley Act we extended the scope of the risk management process with a new element. The new Act requires the immediate disclosure of risks that influence investors’ decisions therefore we extended our quarterly risk reporting system with a continuous reporting obligation. Within the framework of this the organizations of the group must immediately report all material facts, information and risks that they become aware of. The risk management system is regulated by a risk management handbook and the CEO Directive on risk management.

R 2.8.3             The Managing Body formulated the principles regarding the system of internal controls.

Yes (Complies)                                                                                                            No (Please explain)

The Board of Directors approved the system of internal control over financial reporting.

25

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company’s performance and profit targets.

Yes (Complies)                                                                                                            No (Please explain)

The management established the internal control environment over financial reporting to ensure the reliability of the financial statements. Further, the management also established the internal control environment covering the compliance risks to ensure the managing of non-ethical business behavior related risks. All subsidiaries, business lines and other organizations must quarterly identify and report the risks of their operation. The Sarbanes-Oxley Act requires the immediate disclosure of risks that influence investors’ decisions. Within the framework of this the organizations of the Group must immediately report all material facts, information and risks that they become aware of.

R 2.8.4             When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4.

Yes (Complies)                                                                                                            No (Please explain)

The Board of Directors approved the system of internal controls over the financial reports. However, the system of internal controls does not cover to supervise the achievement of targets specified e.g. in the business plan.

R 2.8.5             It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

Yes (Complies)                                                                                                            No (Please explain)

R 2.8.6             The company created an independent Internal Audit function which reports to the Audit Committee.

Yes (Complies)                                                                                                            No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

Yes (Complies)                                                                                                            No (Please explain)

The above report was made to the Audit Committee but not solely by the Group Audit Directorate but — according to competences - jointly by the Group Compliance Directorate and the Risk Management area.

R 2.8.7             The internal audit activity is carried out by the Internal Audit function based on authorization from the Audit Committee.

Yes (Complies)                                                                                                            No (Please explain)

The internal audit organization of Magyar Telekom Group, the Group audit directorate (form 2007: Internal Audit Directorate), is directly reporting to the Chief Executive Officer from an organizational point of view.

As an organization, the Group Audit function is independent from the executive management.

Yes (Complies)                                                                                                            No (Please explain)

26

The internal audit organization is directly reporting to the Chief Executive Officer from an organizational point of view.

R 2.8.8             The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

Yes (Complies)                                                                                                            No (Please explain)

R 2.8.9             The Managing Body prepared its report for shareholders on the operation of internal controls.

Yes (Complies)                                                                                                            No (Please explain)

In line with the Sarbanes-Oxley Act, the Company’s Management Committee and the Board each year evaluate the effectiveness of internal control over financial reporting. The report on the evaluation is approved by the Management Committee and the Board. Although the report is not public, the result of the evaluation is available for shareholders in the Company’s 20F report within section ‘Controls and procedures.

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

Yes (Complies)                                                                                                            No (Please explain)

The operation of internal controls falls into the competence of the management and not into the Board of Directors’.

R 2.8.11           The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

Yes (Complies)                                                                                                            No (Please explain)

The operation of internal controls falls into the competence of the management and not into the Board of Directors’.

R 2.9.2             The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes (Complies)                                                                                                            No (Please explain)

In view of the fact that Magyar Telekom is also listed on the New York Stock Exchange, in compliance with the extremely strict provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 2.9.3             The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes (Complies)                                                                                                            No (Please explain)

27

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

The Managing Body pre-determined in a resolution what circumstances constitute “significant bearing”.

Yes (Complies)                                                                                                            No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 3.1.6             On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees’ targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes (Complies)                                                                                                            No (Please explain)

There is no Nomination Committee operating at the Company but as far as the other bodies are  concerned the information is available on the web site of the Company.

R 3.2.1             The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes (Complies)                                                                                                            No (Please explain)

R 3.2.3             The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor’s report on problems discovered during the audit.

Yes (Complies)                                                                                                            No (Please explain)

R 3.2.4             The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4.

Yes (Complies)                                                                                                            No (Please explain)

Due to the fact that the General Meeting elected the auditor of the Company for 2 years in business year 2006 no auditor was elected in 2007 nor disclosure statement was submitted.

R 3.3.1             There is a Nomination Committee operating at the company.

Yes (Complies)                                                                                                            No (Please explain)

Certain tasks and competences — that in line with the Recommendations are the competences of the Nomination Committee — are delegated to other bodies, for example the

28

Remuneration Committee makes a proposal on the conclusion and modification of the work contract of the CEO.

R 3.3.2             The Nomination Committee provided for the preparation of personnel changes.

Yes (Complies)                                                                                                            No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes (Complies)                                                                                                            No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee evaluated the activity of board and executive management members.

Yes (Complies)                                                                                                            No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes (Complies)                                                                                                            No (Please explain)

There is no Nomination Committee at the Company.

R 3.4.1             There is a Remuneration Committee operating at the company.

Yes (Complies)                                                                                                            No (Please explain)

R 3.4.2             The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

Yes (Complies)                                                                                                            No (Please explain)

R 3.4.3             The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

Yes (Complies)                                                                                                            No (Please explain)

The remuneration of the Managing Body was approved by the General Meeting based on the recommendation of the Remuneration Committee.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

Yes (Complies)                                                                                                            No (Please explain)

R 3.4.4             The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

29

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

Yes (Complies)                                                                                                            No (Please explain)

Currently the Remuneration Committee does not have such duty.

R 3.4.7             The majority of the members of the Remuneration Committee are independent.

Yes (Complies)                                                                                                            No (Please explain)

There is one independent member among the members of the 3-member Remuneration Committee.

R 3.5.1             The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration and Nomination Committees are not combined and there is no Nomination Committee at the Company.

R 3.5.2             The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes (Complies)                                                                                                            No (Please explain)

There is a separate Remuneration Committee at the Company the members of which were elected by the Board of Directors from among its own members.

R 4.1.1             In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

Yes (Complies)                                                                                                            No (Please explain)

The CEO Directive related to the Disclosure Committee, also regulating disclosure procedures, was approved by the Board of Directors. The tasks of the individual organizational units regarding disclosure are contained in the relevant CEO Directive.

R 4.1.2             The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.3             The company’s disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes (Complies)                                                                                                            No (Please explain)

30

The Directive referred to in Section 4.1.1. does not cover these procedures.

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.4             The Managing Body assessed the efficiency of disclosure processes.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.5             The company published its corporate events calendar on its website.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.6             In the annual report and on the website of the company, the public was informed about the company’s corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.8             In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.9             In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.10           The company provided information on the internal organization and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes (Complies)                                                                                                            No (Please explain)

The Company gave a report on the internal organization, operation of the Board of Directors and the Supervisory Board, the work of the Board of Directors and the management, and the viewpoints taken into account at the individual evaluation of the members of the Supervisory Board but the individual members of the Board of Directors were not evaluated in 2007.

R 4.1.11           In the annual report and in the Remuneration Statement on the company’s website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive

31

management.

Yes (Complies)                                                                                                            No (Please explain)

The Remuneration Statement does not include the guidelines but it complies with the other requirements.

R 4.1.12           The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

Yes (Complies)                                                                                                            No (Please explain)

The risk management guidelines of the Company were published by the management and not by the Board of Directors on the web site of the Company under “Investor relations/Corporate Governance” menu item. The main risks are discussed in details in the 3rd part of the 20F report (Risk Factors).

R 4.1.13           In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

Yes (Complies)                                                                                                            No (Please explain)

R 4.1.14           The company discloses its guidelines governing insiders’ trading in the company’s securities on its website.

Yes (Complies)                                                                                                            No (Please explain)

The company published in the annual report and on its website ownership in the company’s securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

Yes (Complies)                                                                                                            No (Please explain)

Note: Currently there is no share-incentive scheme in place at the Company.

R 4.1.15           In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

Yes (Complies)                                                                                                            No (Please explain)

32

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (— Yes / No)

S 1.1.3	The company has an investor relations department.	Yes / No

S 1.2.1	The company published on its website the summary document regarding the conducting of the General Meeting and the exercise of shareholders’ rights to vote (including voting via proxy)	Yes / No

S 1.2.2	The company’s articles of association are available on the company’s website.	Yes / No

S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	Yes / No

S 1.2.4	Information and documents according to 1.2.4 regarding General Meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company’s website.	Yes / No

S 1.2.5	The General Meeting of the company was held in a way that ensured the greatest possible shareholder participation.	Yes / No

S 1.2.6	Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the General Meeting.	Yes / No

S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	Yes / No

S1.2.11	At the shareholders’ request, the company also provided information on the General Meeting electronically.	Yes / No

S 1.3.1

The identity of the chairman of the General Meeting was approved by the company’s General Meeting prior to the discussion of the items on the agenda. (Note: the Articles of Association of the Company — that is approved by the General Meeting — determines that the Chairman of the General Meeting shall be the person nominated by the Chairman of the Board or the Board of Directors without a separate voting.)

Yes / No

S 1.3.2	The Managing Body and the Supervisory Board were represented at the General Meeting.	Yes / No

S 1.3.3

The company’s articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company’s General Meeting and be granted the right of participation in the discussion of the relevant items on the agenda. (Note: though the Articles of Association of the Company does not contain a specific provision on this matter the practice is that the

Yes / No

33

Company does not exclude the participation of third parties at the General Meeting.)

S 1.3.4	The company did not prevent shareholders attending the General Meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	Yes / No

S 1.3.5

The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the General Meeting. Where the company declined to give an answer it published its reasons for doing so.

Yes / No

S 1.3.6

The chairman of the General Meeting and the company ensured that in answering the questions raised at the General Meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the General Meeting.	Yes / No

S1.3.11	The company’s General Meeting decided on the different amendments of the articles of association in separate resolutions.	Yes / No

S1.3.12

The minutes of the General Meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the General Meeting.

Yes / No

S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / No

S 1.4.2	The company disclosed its policy regarding anti-takeover devices. (Not applicable because no such policy was elaborated by the Company.)	Yes / No

S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	Yes / No

S 2.2.1

The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes / No

S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to the board meeting.	Yes / No

S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	Yes / No

S 2.4.1	The election of the members of the Managing Body took place in a transparent way,	Yes / No

34

information on candidates was made public at least five days prior to the General Meeting.

S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	Yes / No

S 2.4.3

Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction programme.

Yes / No

S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / No

S 2.5.3

The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management’s work where the functions of Chairman and CEO are combined.

Yes / No

S 2.5.6	The company’s Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / No

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / No

S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / No

S 2.8.2

The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company’s daily operations.

Yes / No

S2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / No

S2.8.12

The company’s auditor assessed and evaluated the company’s risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes / No

S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / No

S 2.9.4	The Managing Body may invite the company’s auditor to participate in those meetings where it debates General Meeting agenda items.	Yes / No

35

S 2.9.5	The company’s Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / No

S 3.1.2

The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year. (Note: there is no Nomination Committee at the Company the answer was provided with regard to the other bodies)

Yes / No

S 3.1.4	The company’s committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	Yes / No

S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	Yes / No

S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	Yes / No

S 3.3.3

The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body. (Note: not applicable because there is no Nomination Committee at the Company.)

Yes / No

S 3.3.4	The majority of the members of the Nomination Committee are independent. (Note: not applicable because there is no Nomination Committee at the Company.)	Yes / No

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5. (Note: not applicable because there is no Nomination Committee at the Company.)	Yes / No

S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / No

S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / No

S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4.	Yes / No

	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / No

S 4.1.7	The company’s financial reports followed IFRS guidelines.	Yes / No

36

S4.1.16	The company also prepares and releases its disclosures in English.	Yes / No

37

EXTRACT

of the Minutes No. 1/2008 of the meeting of the Supervisory Board held on March 26, 2008 in the 4th floor boardroom of Magyar Telekom Plc.’s Headquarters (Krisztina krt. 55)

“Resolution No. 1/7 (03 26 2008)

The Supervisory Board of Magyar Telekom approves the Y2007 Corporate Governance Report of the Company in accordance with the appendix of the submission, supplemented with the remuneration of the members of the Audit Committee.

The Supervisory Board has taken the above resolution with the affirmative vote of 9 members.”

EXTRACT

of the Minutes No. 2/2008 of the meeting of the Supervisory Board held on April 9, 2008 in the 4th floor boardroom of Magyar Telekom Plc.’s Headquarters (Krisztina krt. 55)

“Resolution No. 2/5 (04 09 2008)

The Supervisory Board accepts the proposal of the Board of Directors for the use of the profit after tax earned in 2007, and recommends that the General Meeting accept the proposal of the Board of Directors on the dividend payment.

The Supervisory Board has taken the above resolution with the affirmative vote of 10 members.”

PricewaterhouseCoopers
Tanácsadó Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P. O. Box 517
HUNGARY
INDEPENDENT AUDITOR’S REPORT
(Free translation)	Telephone:	(36-1) 461-9100
	Facsimile:	(36-1) 461-9101
	Internet:	www.pwc.com/hu

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (‘‘the Company”) which comprise the balance sheet as of 31 December 2007 (in which the balance sheet total is HUF 942,877 million, the profit per balance sheet is HUF 0, the related profit and loss account for the year then ended, and the notes to the financial statement including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provisions of the Accounting Act and accounting principles generally accepted in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2007, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements.

Budapest, April 25, 2008

Nick Kós	Hegedűsné Szűcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

AMENDED AND RESTATED RULES OF PROCEDURE

OF THE SUPERVISORY BOARD OF

MAGYAR TELEKOM PLC.

April 2~~6~~5, 200~~7~~8

1.            General Rules

1.1.          The Supervisory Board (hereinafter: SB) supervises the management of ~~the~~Magyar Telekom Nyrt. ( “Company”) ~~for the General Meeting~~. Within the framework of this activity the SB supervises the control, management and business activities of the Company as well as compliance with the laws and the Articles of Association.

The SB carries out its activities pursuant to Act IV of 2006 on Business Associations (hereinafter: “Companies Act” or “CA”), ~~and~~ the Articles of Association of Magyar Telekom Nyrt. in force (hereinafter: Articles) and this Rules of Procedure.

1.2.          Within its scope of authority provided by the statutes the SB may request information from the Company’s senior officials and employees; and may examine the books and documents of the Company, if necessary, with the involvement of an advisor. (CA Section 35 (2), Articles: Section 8.1). The information must be provided as requested by the SB within the relevant deadline.

~~1.3.          The SB shall examine the important reports of business policy that are on the agenda of the General Meeting as well as all submissions that fall into the exclusive scope of authority of the General Meeting. The General Meeting may pass a resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the Supervisory Board, whereas the proposal of the Board of Directors on the payment of dividend and the management report can only be submitted to the GM - simultaneously with the report in accordance with the Act on Accounting — with the prior approval of the SB. (CA Section 35 (3), 220 (3), 312 (3), Articles 8.3).~~

~~1.4.          The SB expresses its opinion regarding the selection, recall of the auditor and the content of the contract to be concluded with the auditor.~~

2.            Organization of the SB

2.1.          The SB consists of 3-15 members. (CA Section 34 (1), Articles 8.2.1.)

The members are elected by the annual General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years from the date of the annual General Meeting until May, 31 of the third year subsequent to their election, however, if the General Meeting in the third year is held prior to May 31, than their assignment lasts until the date of the General Meeting. (Articles 8.2.1.)

~~The holder of the “B” series voting preference share is entitled to nominate one (1) SB member for election as well as to initiate the member’s recall. (Articles 2.3.2.1.)~~

2.2.          The majority of the members of the acting SB must be independent. The SB member is independent if he has no other legal relationship with the Company than his SB membership. (CA Section 3~~09 (2)~~10)

2.3.          The SB member shall not be regarded as an independent member, if (CA Section 309 (3))

2

a.     he is an employee or an ex-employee of the Company, in the latter case the conflict of interest exists for five years from the termination of the employment;

b.     provides advisory services or other activities as a retained advisor for the Company or its senior managers in return of remuneration;

c.     he is a shareholder of the Company who either directly or indirectly owns at least 30% of the votes or is a close relative/common-law spouse to such person [Civil Code, Section 685. § b);

d.     he is a close relative to a — non independent — senior manager of the Company;

e.     he is entitled to receive remuneration in case of the profitable operation of the Company or receives any other remuneration besides his fee as a SB member from the Company or an affiliated business association to the Company;

f.      he is in a legal relationship with a non-independent member of the Company in another business association on the basis of which the non-independent member has controlling or supervisory rights;

g.     he is the independent auditor of the Company or an employee/partner of the auditor within three years from the termination of this legal relationship;

h.     he is a senior manager in a business association where the independent Board member is the senior manager of the ~~publicly operating c~~Company. ~~(CA Section 309 (3) and 310)~~

2.4.          The Works Council - after hearing the opinion of the trade union - nominates for election the employee representatives (CA Section 39 (1); Articles 8.2.4.)

At the nomination of the employee representatives of the SB, the Works Council specifies the order of nominees with taking the prevailing number of SB members into account. The members are elected by the annual General Meeting for the same period as the members of the non-employee bodies are elected.

2.5.          SB membership terminates with:

•       expiration of the assignment period;

•       recall;

•       resignation;

•       death;

•       termination of employment of the employee delegate (the employee delegate can only be recalled by the General Meeting upon the proposal of the Work Council, except if the Work Council does not meet its legal obligations to propose the recall of the delegate or the nomination of a new delegate in spite of the existence of a cause that triggers the recall

3

of such delegate according to the provisions of the Act. (CA Section 39 (6);

•       the occurrence of any disqualifying event set forth in the CA (the involved SB member shall inform in writing the Chairman of the SB within 15 days of the occurrence of the event);

•       in other case specified by a separate Act.

An SB member may resign at any time, but if the operation of the Company so necessitates, the resignation will only take effect on the sixtieth day from its announcement, except if the General Meeting has already /could have arranged for the selection of the new SB member prior to the expiry of this deadline. Until the resignation’s entry into force the SB member shall participate in making and realizing those decisions that can not be postponed (CA Section 36 (3) 31 (1)-(2)).

If the number of the members of the SB falls below the minimum number required by the Articles of Association the SB must notify the Board of Directors that it must convoke the General Meeting to restore the proper operation of the Supervisory Board.

3.            Operation of the SB

3.1.          The SB acts as a body and works according to its annual work plan.~~.~~ The SB holds its meetings as necessary but at least ~~three~~four (~~3~~4) times per year. At its first meeting the SB elects a chairman (if necessary, a deputy chairman or deputy chairmen from among its members). The SB shall establish its own Rules of Procedure that is subject to the approval of the General Meeting (CA Section 34 (2) (4); Articles 8.4.1.).

It may assign certain supervisory tasks to any of its members, or may divide supervisory tasks among its members on a permanent basis (CA Section 35 (1)).

3.2.          The Chairman of the CB convenes the SB meetings.

Any SB member, specifying the reason and the purpose, may at any time request in writing to call a meeting, if the Chairman fails to take the necessary steps within eight (8) days upon receipt of such written request and fails to convene such meeting to be held within thirty (30) days. (Articles 8.4.2.).

3.3.          Notice of the meeting shall be sent to the SB members seven (~~15~~7) days before the date of the meeting by courier (express mail) or electronic mail (with the use of an e-mail attachment encryption program) or telefax to the address or fax number specified by the SB member concerned.

If there is no such address the notice shall be sent to the last known address of fax number of the member concerned.

The notice shall contain the agenda, venue and date of the meeting.

Discussion materials must be attached to the notice in Hungarian or English.

3.4.          The SB meeting has a quorum if 2/3 of the elected members are present. If the Supervisory Board is comprised of three members or if the above mentioned 2/3 of the members is less than three persons the presence of three persons is necessary to constitute a quorum. If the number of the members of the SB falls

4

below 3 or if there is no one to convene a meeting the Board shall convoke the General Meeting in order to restore the proper operation of the SB. (CA Section 34 (2) (5); Articles 8.4.3).

3.5.         If the meeting does not have a quorum it shall be re-convened within 15 days.

3.6.         SB meetings shall be chaired by the Chairman of the SB. The Chairman shall nominate the Minute Keeper and the member who authenticates the Minutes, puts issues on the vote and announces the result of the voting (Articles 8.4.4.).

3.7.         In case of his absence — or if he is prevented - the Chairman shall be substituted by the Deputy Chairman, in case of lacking a Deputy Chairman, the Chairman requests a member to preside over the meeting.

3.8.         The meetings are held in Hungarian and English.

Comments made in Hungarian shall be simultaneously translated into English, whereas, comments made in English shall be simultaneously translated into Hungarian.

3.9.         The SB passes resolutions by open voting, with simple majority. In the event of a tie vote, the proposal supported by the Chairman, or, in case of his absence, the proposal supported by the Deputy Chairman shall be approved.  If the Chairman (Deputy Chairman) is not present at the meeting a proposal cannot be considered approved in the event of a tie vote, and the item must be discussed again at the next meeting.

3.10.       The members of the SB shall act in person; no representation is permitted (CA Section 34 (3).

3.11.       If any of the members is prevented and there is an appropriate reason, upon the decision of the Chairman (Deputy Chairman, Presiding Chairman) the meeting may be held by means of a conference call, if the communication equipment makes it possible for all members to hear each other simultaneously.

Such participation at the meeting is to be considered as presence.

3.12.       The SB may pass resolutions on any issue without holding a meeting if SB Members received the submission requiring a decision beforehand and ~~2/3~~the majority of the SB members cast their affirmative votes in writing (by fax). Fax voting can be initiated by the Chairman of the SB or if no Chairman is elected yet by any member of the Supervisory Board. The general rules apply to the validity of the resolution. The resolution and its approval by the respective SB Members shall be handled according to the rules on the minutes. If any SB member requests to convoke an SB meeting, the meeting must be held.

3.13.       At the proposal of the Chairman (Deputy Chairman-Presiding Chairman), with a ~~two-thirds~~ simply majority vote of the members present, a closed meeting may be held. Besides the SB Members only those invited for a given issue may be present at closed meetings.

5

3.14.        To prepare its position on certain issues the SB may set up committees — comprised from its own members — on a permanent or an ad hoc basis. The rules of procedure of the permanent committee (rules of operation) shall be established by such committee and shall become effective upon its approval by the Supervisory Board. To prepare a position requiring special expertise the SB may commission external experts at the expense of the Company.

3.15.        ~~3.15.~~       Permanent invitees to the SB meetings are:

•              the Chairman of the Board of Directors or the member of the Board of Directors appointed by him;

•              the Chairman and the Deputy Chairman of the Management Committee ~~and~~or the member of the Management Committee appointed by them;

•              head of the Company’s internal audit unit;

•              general ~~legal~~ counsel of the Company;

~~administrative personnel (minute keeper, interpreter).~~

3.16.        Ad hoc invitees to the SB meetings:

•              the auditor of the Company if the SB initiated his hearing at the meeting, or

•              if the auditor requests to participate the SB meeting with consultation rights (CA Section 43 (2);

•              expert, if his invitation is initiated by SB members to the meeting or certain agenda items of the meeting. ~~The SB decides upon the attendance of such expert by vote at the commencement of the meeting.~~

3.17.        The SB’s secretarial tasks shall be performed by its own secretariat (“Secretariat”). The administrative - technical conditions required for the operation of the SB (keeping of minutes, interpretation, meeting room, tape recorder, overhead projector, etc.) will be provided by the Secretariat and their costs will be borne by the Company~~own secretariat (“Secretariat”) of the SB work organization of the Company~~.

~~3.18.       The meetings of the Supervisory Board shall be recorded — unless otherwise decided by the SB - on tape. The Secretariat shall ensure that the recordings are kept in a safe place, at least for 5 (five) years. Such recordings are confidential and must not be accessible to anybody without the consent of the Chairman, except for the members of the SB at all times and those who participated the meeting where the recording was made.~~

~~4.            Audit Committee~~

~~4.1.          The General Meeting elects a 3-5 member Audit Committee from the independent members of the SB for the same durance as described in Section 2.1. herein. The Audit Committee shall act within its scope of rights provided by the AC and the Articles as well as by the SB and in compliance with the rules of the Budapest Stock Exchange, the New York Stock Exchange and the SEC (CA Section 311 (1); Articles Section 8.7.1.)~~

~~4.2.          If the number of the members of the Audit Committee falls below 3 the Board — upon the notification of the SB — shall convoke the General Meeting to restore the proper operation of the Audit Committee. The Audit Committee~~

6

~~shall establish its own Rules of Procedure that enters into force upon its approval by the SB. (Articles Section 8.7.3.)~~

~~5~~4.          Minutes

~~5~~4.1.        Minutes of every~~the~~ SB meeting~~s~~ shall be taken in Hungarian that must be translated to English prior to its authentication. Both Minutes shall be authenticated. In case of any conflict between the Hungarian and the English version, the Hungarian ~~English~~ version shall prevail ~~to the extent that is permitted by the Hungarian law (Articles Section 8.4.5.)~~.

~~5~~4.2.        The minutes shall contain:

•              the venue and date of the meeting;

•              the names of the participants;

•              the agenda;

•              the names of the Chairman of the meeting, the Keeper of the Minutes and the Authenticator of the Minutes;

•              the main issues questioned during the discussion of the individual  agenda items and the answers to such questions;

•              transcription of individual SB Members’ contributions to the discussion, provided that the respective SB Member requests so;

•              the resolutions, the number of votes cast for and against the resolutions and the  abstentions;

•              objections to the resolutions (provided the objecting SB Member requests the objection be entered into the Minutes).

~~5~~4.3.        At the request of any participant the contributions, opinions and objections shall be recorded in the minutes verbatim.

4.4.          The meetings of the Supervisory Board shall be recorded — unless otherwise decided by the SB - on tape. The Secretariat shall ensure that the recordings are kept in a safe place, at least for 5 (five) years. Such voice recordings shall be confidential, and shall not be disclosed to any person without the Chairman’s consent, other than to current members of the SB, to persons who were members of the SB at the time when a particular recording was made and to persons who attended the meeting of which such recording was made.

~~5~~4.5~~4~~.      The minutes are signed by the Chairman and the  Minute Keeper and are certified by an SB member present.

~~5~~4.~~5~~6.      Following certification the minutes shall be sent in English and Hungarian to all SB members ~~and participants~~ and to persons who were invited to the discussion of specific agenda items. SB members may query the accuracy of the Minutes, including its translation, within fifteen (15) days upon receipt.

~~5~~4.7~~6~~.      The authenticated minutes ~~recorded at~~of closed meetings ~~are available exclusively to participants specified under Section point 3.13. herein~~ can only be distributed with the consent of the Chairman to other persons than the members of the SB and the invitees to the closed meeting.

7

~~6~~5.          Tasks relating to the General Meeting

~~6~~5.1.        Members of the SB participate at the General Meeting without the right to vote. (CA Section 34 (3); Articles 6.5, 6.20.)

~~6~~5.2.        The SB convenes an extraordinary General Meeting if, in its opinion, the activities of the management

•              infringe a statute, the Articles of Association or the resolutions passed by the General Meeting; or

•              offend the interests of the Company or its shareholders (CA 35 (4); Articles 8.5.)

The SB makes a proposal as to the agenda of the extraordinary General Meeting called with the aforementioned purpose.

~~6~~5.3.        The SB shall examine every important report on the business policy and every submission that is made on matters falling into the exclusive competence of the General Meeting. (CA Section 32 (3), Articles 8.5.) The General Meeting may pass a resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the Supervisory Board, whereas the proposal of the Board of Directors on the payment of dividend and the company governance and management report can only be submitted to the GM - simultaneously with the report in accordance with the Act on Accounting — with the prior approval of the SB. (CA Section 35 (3), 220 (3), 312 (3), Articles 8.3).

~~6~~5.4.        The Board of Directors shall make available to the SB its submissions to the General Meeting at least 25 days prior to the General Meeting.~~within eight days upon the announcement is published on the convocation of the General Meetingat least 25 days prior to the General Meeting.~~

~~6~~5.5.        The SB shall forward its report set forth under Section ~~6~~5.3. in time to allow the publication of the main data contained in the report within fifteen (15) days prior to the General Meeting. (CA Section 304 (1); Articles 5.1.)

~~6~~5.6.        At the General Meeting, the Chairman or Deputy Chairman of the SB - or in case of his absence or prevention the SB member designated by him - verbally presents the report of the SB in full during the discussion of the given agenda item, or, if this is impossible because of the length of the report, he provides a summary of it. (Articles 8.3.)

6. Tasks related to the management of the Company

The Supervisory Board shall review, discuss and evaluate:

8

•      the quarterly report of the Board of Directors prepared for the SB on the management, the financial status and the business policy of the Company (CA Section 244 (3); Articles 7.4.1 (k);

•      the annual self-evaluation of the Board of Directors;

•      matters related to the strategy and business plans of the Company;

•      remuneration processes employed by the Company;

•      matters falling into the competence of the Management Committee concerning the most important current issues regarding the operation of the Company.~~.~~

7.            Liability of the members of the SB

7.1.          The SB members — According to the provisions of the Civil Code on jointly causing damage - have an unrestricted and joint and several liability towards the Company for damages caused by a breach of their supervisory obligations, including those related to the statement prepared according to the Accounting Act and the related business report as well as their disclosure (CA Section 36. (4); Articles 8.6.).

7.2.          The SB members are obliged to keep in strictest confidence the information obtained by them on the Company’s business~~.~~ (CA Section 36 (3) and 27 (1)) during their membership and at least for five (5) years upon their recall/resign from the said post.

8.            Conflict of Interest

The members of the SB, their close relatives as defined in Section 685. (b) of the Civil Code or any business association in which these persons hold an interest of over 10 percent, may not hold a stake of over 5 percent in, may not be employed by, may not be officials of and may not enter into a contractual agreement with any business association that is a competitor of the Company, except if permitted by law and the General Meeting, with a 3/4 majority, gives exemption from the provisions of this paragraph. (Articles Section 13.)

Pursuant to the authorization, set forth in CA Section 25 (1), SB members may be elected to posts or to be Members of Supervisory Boards of such other companies that do similar activity to that of the Company, in which the Company holds at least 25% ownership and/or voting right.

Members of the Supervisory Board and their close relatives (Civil Code Section 685 (b)) may on their own behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone (CA Section 36 (3), 25 (2)). The above rules shall not have an effect on the provisions regarding conflict of interest set forth in the Companies Act and other laws.

9

9.            Indemnification of SB members

9.1.          Indemnification

To the extent permitted by law the Company shall indemnify any present or former member of the Supervisory Board who was or is ~~a party or is~~ threatened to be a party to any threatened, pending or concluded civil, criminal or administrative procedure by reason of his above position at the Company for costs (including attorney’s costs) ordered by the court, fines or amounts paid in settlement actually and reasonably incurred by him in connection with the above proceedings or suits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. (Articles, Section 14.)

9.2.          Advancement of costs

The Company may reimburse the costs borne by a member of its Supervisory Board in any civil, criminal or administrative proceeding or action (including reasonable attorney’s fees) to the given person prior to the conclusion of the procedure, if the SB member undertakes to pay back the amount if it is decided that he is not entitled to indemnification by the Company as defined under paragraph 9.1.

9.3.          Insurance

The Company has the right to take out and maintain insurance to the benefit of the current and former members of the Supervisory Board in respect of the liability borne by or imputed to them by reason of or in connection with such position, irrespective of whether or not the Company is entitled to indemnify them because of the given liability in accordance with the above 9.1. and 9.2 paragraphs of these Rules of Procedure or the statutes.

10.          Miscellaneous

10.1         The Supervisory Board maintains an orientation program for new members of the Supervisory Board. The orientation program includes comprehensive information about the Company’s business and operations, general information about the Supervisory Board ~~and its committees~~, including a summary of members of the Supervisory Board compensation and benefits and a review of members of the Supervisory Board duties and responsibilities.

10.2         The Supervisory Board maintains a continuing education program for all members of the Supervisory Board. The Supervisory Board recognizes the importance of continuing education for its members and is committed to provide such education in order to improve the performance of the Supervisory Board. It is the responsibility of the Chairman of the Supervisory Board to advise the members of the Supervisory Board about their continuing education, including relevant leading-edge corporate governance issues. The members of the Supervisory Board are encouraged to participate in continuing Supervisory Board member education programs.

10

10.3.       The SB approves the Internal Audit Work Plan of the Company. A report on internal audit activities must be submitted to the SB meeting on a regular basis. ~~The SB decides in a resolution whether to accept such a report.~~

10.4.       Members of the SB may not be instructed by the members of the ~~business association~~Company or his employer with respect to their activities carried out as part of such positions. (CA Section 34 (3)).

10.5.       The senior officials and employees of the Company are obliged, in the course of the supervisory activities of the SB, to supply all information and make the necessary documents and files available to the SB.  If the above persons do not comply with their such obligation the SB shall inform the Board of Directors about such failure without delay.

10.6.       The management of the Company provides the members of the SB the possibility of entering the official premises of the Company to facilitate fulfillment of their tasks.

10.7.       The General Meeting may provide remuneration to the members of the SB.

10.8.       A person elected to be a Supervisory Board member shall, within fifteen (15) days as of acceptance of his new office, inform in writing the business associations where he is already an SB member. (CA Section 36 (3) and 24 (3)). SB members shall notify the ~~Company~~SB within fifteen (15) days in the event they are offered a membership in a supervisory board or ~~or~~ a board of directors or offered an executive management position at another company and also whether they accepted the position.

10.9.       The employee representative Supervisory Board member shall inform — with the exception of confidential information - the community of employees on the activities of the SB through the Work’s Council. (CA Section 38 (4))

11.          Annual Evaluation of the Supervisory Board

The Supervisory Board shall perform an annual comprehensive self-evaluation of its performance.  This self-evaluation should include a review of the Supervisory Board’s contribution as a whole and should specifically review areas in which the Supervisory Board believes a better contribution could be made.  Its purpose is to increase the effectiveness of the Supervisory Board and the evaluation of the ~~work of the~~ individual ~~, not to target individual~~ Supervisory Board members. The Supervisory Board shall meet annually to discuss the results of this critical self-evaluation.

Final clause

This Rules of Procedure was approved by the Annual General Meeting of Magyar Telekom Plc. with Resolution No. 18~~….10~~/200~~7~~8 (IV.2~~6~~5.).

11

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Proposal of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

Resolution proposal:

The General Meeting confirms and approves that PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) acted until April 2, 2009 for year 2008 as the auditor of the Company. The General Meeting confirms and approves that if Márta Hegedűsné Szűcs was incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) acted as the responsible auditor of the Company.

The General Meeting confirms and approves that HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Budapest, March 12, 2010

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

 Annual General Meeting April 7, 2010 Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009 Christopher Mattheisen Chairman and CEO

According to Section 7.4.1.e) of the Articles of Association and Section 10.1.e) of the Rules of Procedures of the Board of Directors, the Board of Directors draws up, at the end of each business year, a report for the General Meeting on the management of the Company, the assets of the Company, the financial situation of the Company and the business policy of the Company.

Integrated IT-telecommunication offerings Application Service Provider (ASP) and IT outsourcing Further selective acquisitions in the Hungarian SI/IT market Our strategy TV, PC, and mobile screens Technological leadership – superior 3G mobile network, fiber roll-out, cable upgrade Integrated fixed and mobile offers Leaner organization Subsidiary mergers Simpler brand structure Focus on efficiency enhancement Building a unified CRM/billing platform 3SCREEN COMPANY ICT LEADER Improved service quality and portfolio Focus areas: attractive 3Screen content /service offering and media SERVICE INNOVATION Utilize synergies within DT group Seeking value-creating international acquisitions REGIONAL PRESENCE ONE COMPANY

Changing trends require continued efficiency improvements

Change in revenue mix

100%
80%
60%
40%
20%
0%
2005
2009
2012
SI/IT: 1%
New revenue sources < 20%
Voice revenues > 70%
SI/IT >10%
New revenue sources > 30%
Voice revenues < 50%
Fixed voice
Mobile voice
Fixed BB
Mobile non-voice
TV
SI/IT
Other

Underlying TWM expense in

Annual wage increase
5.5%
1.5%
5.6%
HUF billion
150
100
50
0
121
-5%
114
2008
2009
2010
Employee-related
Other workforce

Dynamic change in revenue mix

New revenue sources have lower EBITDA margin

- pressure on profitability eased by efficiency improvement measures

Headcount reduction in 2010

4

Headcount reduction in 2010 agreement with trade unions reached in September 2009 400+ employee redundancies at the parent company by end-2010 goal is to reduce underlying TWM-related expenses by HUF 6.5bn in two years despite wage increases severance-related expenses amounted to HUF7bn, accounted for in Q4 2009 Underlying TWM expense in Hungary -5% Annual wage increase 5.5% 5.6% 1.5% Voice revenues > 70% New revenue sources < 20% SI/IT: 1% Dynamic change in revenue mix continued decline of voice revenues pronounced growth in revenues from non-traditional services such as SI/IT and TV services New revenue sources have lower EBITDA margin pressure on profitability eased by efficiency improvement measures Changing trends require continued efficiency improvements Voice revenues < 50% New revenue sources > 30% SI/IT >10% Change in revenue mix 114 121 0 50 100 150 2008 2009 2010 HUF billion Employee-related Other workforce 0% 20% 40% 60% 80% 100% 2005 2009 2012 Fixed voice Mobile voice Fixed BB Mobile non-voice TV SI/IT Other

Hungarian market – infrastructure based-competition

Wireline voice market trends

100%
80%
60%
40%
20%
0%
8%
9%
83%
7%
10%
83%
7%
11%
82%
7%
15%
78%
7%
18%
75%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
PSTN
VoCable & VoIP
Alternative

Mobile market trends

Penetratio
122%
121%
119%
118%
118%
100%
80%
60%
40%
20%
0%
61%
39%
60%
40%
59%
41%
58%
42%
57%
43%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Postpaid
Prepaid

Broadband market trends

100%
80%
60%
40%
20%
0%
21%
39%
40%
22%
39%
39%
24%
38%
38%
27%
38%
35%
29%
39%
33%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
ADSL
Cable
Mobile

Source: NRA

Competing infrastructures

5

Hungarian market – infrastructure based-competition Mobile market trends Wireline voice market trends Broadband market trends Competing infrastructures Copper network: LTO structure, 80% of households served by Magyar Telekom Cable network: above 70% HH coverage, most upgraded to high-speed broadband service Mobile network: three quality networks with UMTS capability Fiber rollout: not just LTOs but other start-up/cable companies also rolling out fiber network Strong infrastructure based competition with triple play services offered on copper, fiber, cable and mobile networks 118% Penetration 121% 119% 118% 122% Source: NRA 39% 40% 41% 42% 43% 61% 60% 59% 58% 57% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Postpaid Prepaid 40% 39% 38% 33% 39% 38% 38% 39% 21% 22% 24% 27% 29% 35% 39% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 ADSL Cable Mobile 83% 82% 78% 9% 10% 11% 15% 18% 8% 7% 7% 7% 7% 75% 83% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 PSTN VoCable & VoIP Alternative

Strong positions across all segments of the Hungarian market

TV market market shares
100%
80%
60%
40%
20%
0%
Aug-2009: 23% 33% 24% 7% 13%
Sep-2009: 24% 33% 24% 6% 13%
Oct-2009: 24% 33% 24% 6% 13%
Nov-2009: 25% 32% 24% 6% 13%
Dec-2009: 26% 32% 23% 6% 13%
T-Home
UPC
Digi
Fibernet
Other

Mobile voice market shares*
100%
80%
60%
40%
20%
0%
Q4 2008: 44% 34% 22%
Q1 2009: 45% 33% 22%
Q2 2009: 44% 34% 22%
Q3 2009: 45% 33% 22%
Q4 2009: 44% 33% 23%
T-Mobile
Pannon
Vodafone

*based on active SIM cards

Wireline broadband market shares
100%
80%
60%
40%
20%
0%
Q4 2008: 36% 23% 41%
Q1 2009: 37% 22% 41%
Q2 2009: 37% 21% 42%
Q3 2009: 37% 21% 42%
Q4 2009: 36% 19% 45%
T-Home DSL+cable
Other DSL
Other cable

Mobile broadband market shares**
100%
80%
60%
40%
20%
0%
Q4 2008: 53% 25% 22%
Q1 2009: 51% 24% 25%
Q2 2009: 50% 24% 26%
Q3 2009: 49% 24% 27%
Q4 2009: 49% 25% 26%
T-Mobile
Pannon
Vodafone

Source: NRA, 2009 year end figures are preliminary data

**based on traffic generating subs.

6

Strong positions across all segments of the Hungarian market Wireline broadband market shares TV market market shares Mobile broadband market shares** **based on traffic generating subs. Mobile voice market shares* Source: NRA, 2009 year end figures are preliminary data *based on active SIM cards 44% 45% 45% 44% 34% 33% 34% 33% 22% 22% 22% 23% 44% 33% 22% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Mobile Pannon Vodafone 53% 51% 50% 49% 49% 25% 24% 24% 24% 25% 22% 25% 26% 27% 26% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Mobile Pannon Vodafone 36% 37% 37% 37% 36% 23% 22% 21% 21% 19% 41% 41% 42% 45% 42% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Home DSL+cable Other DSL Other cable 23% 24% 24% 25% 26% 33% 33% 32% 32% 24% 24% 24% 24% 23% 7% 6% 6% 6% 6% 13% 13% 13% 13% 13% 33% 0% 20% 40% 60% 80% 100% Aug-2009 Sep-2009 Oct-2009 Nov-2009 Dec-2009 T-Home UPC Digi Fibernet Other

Economic environment – still a drag on Magyar Telekom Group revenues and Hungarian GDP Hungarian macroeconomic indicators Continued pressure on telecommunication spending expected in 2010 despite stabilizing GDP, other lagging indicators set to remain weak in 2010 unemployment likely to peak in H2 2010 contained wage development still relatively tight credit conditions Recession is putting significant pressure on business performance customers in all sectors are heavily rationalizing their telecommunication spending churn rates have increased and usage has decreased both in the residential and business segment Economic indicators influence telecommunication spending in different ways in 2009 all components of economic activity suffered a meaningful decline in Hungary telecommunication spending lags GDP trend the demand for telecommunication services is more closely correlated with employment, disposable income and household consumption development Source: European Commission Oct-2009 forecasts -8% -4% 0% 4% 2008 2009F 2010F 2011F 6% 8% 10% 12% GDP (y-o-y) Household consumption (y-o-y) Unemployment rate (righ-hand scale, reversed order) -8% -6% -4% -2% 0% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Group revenues (y-o-y) GDP (y-o-y)

2009 results – Business Unit analysis

Revenue development

HUF million
680 000
660 000
640 000
620 000
600 000
580 000
560 000
540 000
520 000
500 000
664,531
-16,181
-2,815
-2,430
-2,381
12,321
-9,055
643,989
2008*
CBU
BBU
Macedonia
Montenegro
FX impact
Consolidation & other
2009

Underlying EBITDA development

HUF million
280 000
270 000
260 000
250 000
240 000
230 000
220 000
210 000
200 000
273,745
-6,907
-4,889
-2,659
-376
5 888
-1,995
262,808
2008*
CBU
BBU
Macedonia
Montenegro
FX impact
Other
2009

3.1% revenue decline driven by recession, competition and regulation

8

Underlying EBITDA development Revenue development 2009 results – Business Unit analysis 3.1% revenue decline driven by recession, competition and regulation CBU revenues declined primarily due to the worsening economic environment with the austerity measures launched in July contracting private consumption further BBU revenues down driven by decline in both private and public sector spending international revenues increased due to favorable FX translation impact 4% underlying EBITDA decline driven by changing revenue mix and economic recession business unit results under pressure due to further erosion of traditional voice revenues 5.6% wage increase for parent company employees in April 2009 positive FX impact on result of international subsidiaries cost cutting measures to mitigate margin pressure *excluding special influences and HUF 8.5bn IC traffic related reversal of provisions accounted in 2008 (HUF 3.1bn at CBU and HUF 5.4bn at BBU) HUF million HUF million -9,055 664,531 643,989 -2,381 -2,430 -2,815 -16,181 12,321 500 000 520 000 540 000 560 000 580 000 600 000 620 000 640 000 660 000 680 000 2008* CBU BBU Macedonia Montenegro FX impact Consolidation & other 2009 273,745 -1,995 5 888 -376 -2,659 -4,889 -6,907 262,808 200 000 210 000 220 000 230 000 240 000 250 000 260 000 270 000 280 000 2008* CBU BBU Macedonia Montenegro FX impact Other 2009

CBU – fixed operations Fixed voice access -13% +37% +62% -9% Subscribers TV customer growth -4% +2,825% +137% +38% Subscribers New generation access rollout 5-year plan to cover ~30% or 1.2mn of Hungarian households with bandwidth of up to 100 Mbps household coverage by end-2009: 170k fiber and 370k Docsis 3.0 total investment requirement of HUF 40 billion (of which HUF 8 billion spent in 2009) T-Home Sat TV launch service launched in November 2008 demand exceeding expectations – number of customers over 155,000 retention benefit: two-thirds of satellite TV customers are part of a 2Play or 3Play package 3Play as growth engine & retention tool in the residential segment new, simple and competitive offers launched under the T-Home brand in September 2008 the launch of Sat TV enabled country-wide offerings new packages include more favorable VoIP solutions triple play offers start from HUF 5,040/month ratio of xPlay customers ~35% 1,200,000 1,400,000 1,600,000 1,800,000 2,000,000 end-2008 end-2009 PSTN lines VoIP VoCable 0 250,000 500,000 750,000 end-2008 end-2009 Cable TV IPTV Satellite TV

CBU – mobile operations

Subscribers, market shares and penetration

Subscribers
Penetration
86%
92%
99%
110%
122%
118%
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
46%
34%
20%
45%
34%
21%
45%
34%
21%
45%
33%
22%
44%
34%
22%
44%
33%
23%
2004
2005
2006
2007
2008
2009
T-Mobile
pannon
vodafone

ARPU

HUF
4,000
3,000
2,000
1,000
0
3,397
3,164
-7%
2008
2009

MOU

min
150
100
50
0
127
126
-1%
2008
2009

Recessionary impacts felt in the market

Tariff erosion

Mobile internet development

10

CBU – mobile operations Mobile internet development leading market position with 49% market share number of subscribers exceeded 320,000 at end-2009 3G/HSDPA network covering ~74% of population Tariff erosion average voice revenue per minute decline of 9% more conscious package selection wide use of closed-user-group services annual cuts in mobile termination rates EU regulated roaming tariffs lower ARPU driven by lower usage, declining average tariff levels and MTR cuts Recessionary impacts felt in the market in 2009 customer numbers declined and penetration decreased customers became more cost sensitive lower disposable income led to increased churn levels 122% 86% Penetration 92% Subscribers 99% 110% Subscribers, market shares and penetration *Subscribers and market shares are based on active SIM cards reported by NRA 118% ARPU -7% MOU -1% 45% 33% 22% 46% 45% 45% 34% 34% 34% 21% 21% 20% 44% 34% 22% 44% 33% 23% 0 2,000,000 4,000,000 6,000,000 8,000,000 10,000,000 12,000,000 2004 2005 2006 2007 2008 2009 3,397 3,164 0 1,000 2,000 3,000 4,000 2008 2009 HUF 127 126 0 50 100 150 2008 2009 min

Business Services Business Unit (BBU)

Fixed voice access
Subscribers
450,000
360,000
270,000
180,000
90,000
0
404,764
-7%
375,383
-6%
-21%
-9%
end-2008
end-2009
Business lines
Managed leased lines
ISDN channels

Mobile ARPU
HUF
10,000
8,000
6,000
4,000
2,000
0
7,655
-16%
6,458
2008
2009

Mobile MOU
min
400
300
200
100
0
325
+3%
336
2008
2009

Falling voice revenues

Growth in mobile internet

SI/IT revenue growth

11

 Falling voice revenues rationalization and cost cutting initiatives at our key corporate clients lead to reduction in their telecom spending both private and public sector affected by economic recession number of fixed voice customers decreasing strong pressure on mobile tariffs resulting in lower ARPU level Growth in mobile internet strong demand for mobile internet number of customers over 100,000 at end-2009 SI/IT revenue growth growth in revenues despite the difficult environment leading market position strengthened acquisition of KFKI Direkt and ISH some private and public sector projects delayed/cancelled due to cost restrictions Business Services Business Unit (BBU) Mobile ARPU -16% Mobile MOU +3% Fixed voice access -9% -6% -21% -7% Subscribers 7,655 6,458 0 2,000 4,000 6,000 8,000 10,000 2008 2009 HUF 325 336 0 100 200 300 400 2008 2009 min 375,383 404,764 0 90,000 180,000 270,000 360,000 450,000 end-2008 end-2009 Business lines Managed leased lines ISDN channels

International operations

Macedonia

Intense competition in the fixed line market

Mobile revenue growth thanks to improved usage trends

Subscribers
81%
100%
111%
112%
116%
Penetration
2,600,000
1,950,000
1,300,000
650,000
0
8%
30 %
62 %
10%
30 %
60 %
12%
29 %
59 %
11 %
30 %
59 %
16 %
28 %
56 %
Q4 2007
Q2 2008
Q4 2008
Q2 2009
Q4 2009
vip
one
T-Mobile

Montenegro

Fixed voice revenues under pressure

Mobile revenue erosion driven by strong competition

Subscribers
169%
198%
186%
186%
209%
Penetration
1,350,000
900,000
450,000
0
25 %
41 %
34%
25%
43%
32%
26%
38%
36%
27 %
39%
34%
26%
37%
37%
Q4 2007
Q2 2008
Q4 2008
Q2 2009
Q4 2009
m:tel
promonte
T-Mobile

12

International operations Intense competition in the fixed line market competition from altnets, cables and mobile operators resulting in decreasing fixed tariff levels and pressure on voice revenues positive contribution from revenues related to broadband services number of ADSL lines at 128,000 (up 30%) successful launch of IPTV and 2Play/3Play offers Mobile revenue growth thanks to improved usage trends improving customer mix MOU up by 8% to 104 minutes ARPU rose by 4% to HUF 2,678 3G services launched in June 2009 Fixed voice revenues under pressure deterioration in retail voice revenues driven by high mobile substitution growing internet and TV revenues thanks to strong increases in the customer base number of DSL access at 55,000 (up 41%) close to 70% increase in IPTV customer numbers (30,000 customers by end-2009) Mobile revenue erosion driven by strong competition very intense competition resulting in lower tariff levels fallout in visitor revenues as economic recession negatively affected tourism MOU at 96 (down by 9%) ARPU of HUF 2,459 (down 15%) Penetration Subscribers 111% 81% 59% 62% 30% 30% 8% 100% 60% 30% 10% 11% 59% 29% 12% Subscribers Penetration 186% 169% 34% 41% 25% Data based on the active SIM cards published by the Montenegrin Telecom Agency 27% 25% 43% 198% 32% 26% 37% 186% 37% 26% 38% 36% 56% 28% 16% 112% 116% 209% 34% 39% Macedonia Montenegro 0 650,000 1,300,000 1,950,000 2,600,000 Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009 0 450,000 900,000 1,350,000 Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009

Proposal for dividend payment

Historical dividend payments
Net debt ratio*
DPS (HUF)
50%
40%
30%
20%
10%
0%
80
60
40
20
0
70
70
70
73
70
74
74
31.6%
32.9%
33.2%
31.7%
31.0%
29.8%
30.8%
Target
2003
2004
2005
Q1 2007**
2007
2008
2009
Net debt ratio
Dividend payment

* net debt / total capital

13

Proposal for dividend payment The Board of Directors proposes HUF 74 dividend per share after 2009 earnings for approval to the Annual General Meeting. Target Net debt ratio* DPS (HUF) Historical dividend payments * net debt / total capital ** 2006 dividend payment (for 2005 financials) was delayed to January 2007 31.0% 30.8% 31.6% 29.8% 31.7% 33.2% 32.9% 74 74 70 73 70 70 70 0% 10% 20% 30% 40% 50% 2003 2004 2005 Q1 2007** 2007 2008 2009 0 20 40 60 80 Net debt ratio Dividend payment

Dividend payment details The proposed gross dividend is HUF 74 per share with a nominal value of HUF 100 April 21, 2010 detailed announcement will be published on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange April 27, 2010 last day of trading with Magyar Telekom shares entitled to dividend April 28, 2010 ex-dividend date April 30, 2010 record date May 7, 2010 payment date (ordinary shares) May 14, 2010 payment date (ADR)

Dividend – tax implication Dividends are subject to withholding tax Tax will be deducted before payment Rates and taxes: domestic private individuals: 10% personal income tax foreign private individuals: 10% personal income tax legal entities with Hungarian domicile: 0% legal entities with foreign domicile: 0% Magyar Telekom issues a certificate on the amount of dividend paid, rates and taxes deducted and sends it to its shareholders not later than January 31, 2011.

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:

Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Budapest, April 7, 2010

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including

Balance Sheet Total Assets of HUF 1,166,377 million and

Profit for the year of HUF 93,253 million.

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2009

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2009

Prepared in accordance with

International Financial Reporting Standards
(IFRS)

MAGYAR TELEKOM

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O, Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company’’), which comprise the consolidated statement of financial position as of 31 December 2009 (in which total of statement of financial position is HUF 1,166,377 million and the profit attributable to owners of the parent is HUF 77,618 million) the consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows, for the year then ended and the notes to the financial statements including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the consolidated financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian and International Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2009, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures in the financial statements.

Budapest, March 11, 2010

/s/ Manfred Krawietz	/s/ Hegedũsné Szũcs Márta
Manfred Krawietz	Hegedũsné Szũcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As restated (Notes 1.2.2 and 2.1.5)

		At December 31,
						2009
	Note	2006	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions)				(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	60,207	47,666	66,680	34,270	182
Trade and other receivables	7	102,390	103,576	101,895	110,353	587
Other current financial assets	8.1	21,064	63,431	68,498	87,611	466
Current income tax receivable	9.1	6,735	1,857	2,676	4,075	22
Inventories	10	10,460	10,652	13,291	9,788	52
Non current assets held for sale	11	6,825	4,393	1,775	3,269	17
Total current assets		207,681	231,575	254,815	249,366	1,326

Non current assets
Property, plant and equipment	12	550,900	534,731	543,689	550,745	2,928
Intangible assets	13	329,427	334,914	335,379	335,615	1,785
Investments in associates and joint ventures	14	5,771	4,936	4,136	186	1
Deferred tax assets	9.4	9,575	1,286	1,590	1,890	10
Other non current financial assets	8.2	23,786	24,977	26,094	27,682	147
Other non current assets	15	2,142	846	840	893	5
Total non current assets		921,601	901,690	911,728	917,011	4,876

Total assets		1,129,282	1,133,265	1,166,543	1,166,377	6,202

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	77,756	25,210	96,331	70,573	375
Other financial liabilities	17	29,903	44,666	37,134	36,332	193
Trade payables	18	81,392	86,046	92,340	85,874	457
Current income tax payable	9.1	1,736	2,365	1,697	624	3
Provisions	19	12,370	20,060	15,842	12,692	68
Other current liabilities	20	111,232	44,671	38,092	32,228	171
Total current liabilities		314,389	223,018	281,436	238,323	1,267

Non current liabilities
Financial liabilities to related parties	16	185,432	254,432	243,097	266,998	1,420
Other financial liabilities	17	20,697	55,038	23,039	26,221	139
Deferred tax liabilities	9.4	5,647	2,714	11,071	18,594	99
Provisions	19	3,614	12,665	10,049	9,721	51
Other non current liabilities	21	10,131	7,500	1,304	1,100	6
Total non current liabilities		225,521	332,349	288,560	322,634	1,715

Total liabilities		539,910	555,367	569,996	560,957	2,982

EQUITY
Equity of the owners of the parent
Common stock		104,277	104,275	104,275	104,275	554
Additional paid in capital		27,380	27,379	27,379	27,379	146
Treasury stock		(1,504)	(1,179)	(1,179)	(1,179)	(6)
Retained earnings		393,994	381,727	397,684	398,250	2,118
Other components of equity		(1,425)	(521)	5,787	9,755	52
Total Equity of the owners of the parent		522,722	511,681	533,946	538,480	2,864
Non-controlling interests		66,650	66,217	62,601	66,940	356
Total equity		589,372	577,898	596,547	605,420	3,220

Total liabilities and equity		1,129,282	1,133,265	1,166,543	1,166,377	6,202

These consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2010 and signed on their behalf by:

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
					2009
	Note	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)

Revenue	22	676,661	673,056	643,989	3,424
Expenses directly related to revenues	23	(177,265)	(167,558)	(160,576)	(854)
Employee related expenses	24	(120,176)	(100,320)	(101,918)	(542)
Depreciation and amortization		(115,595)	(106,120)	(101,920)	(542)
Other operating expenses	25	(139,314)	(141,049)	(135,305)	(719)
Operating expenses		(552,350)	(515,047)	(499,719)	(2,657)
Other operating income	26	4,001	4,249	2,863	15
Operating profit		128,312	162,258	147,133	782
Finance expenses	27	(35,186)	(37,199)	(37,533)	(199)
Finance income	28	5,217	6,891	4,720	25
Share of associates’ and joint ventures’ profits / (losses)	14	934	1,341	(109)	(1)
Profit before income tax		99,277	133,291	114,211	607
Income tax expense	9.2	(26,221)	(27,698)	(20,958)	(111)
Profit for the year		73,056	105,593	93,253	496

Exchange differences on translating foreign operations		861	8,851	6,159	33
Revaluation of available-for-sale financial assets – before tax		233	(348)	(6)	—
Revaluation of available-for-sale financial assets – tax effect		(23)	35	—	—
Other comprehensive income for the year, net of tax		1,071	8,538	6,153	33
Total comprehensive income for the year		74,127	114,131	99,406	529

Profit attributable to:
Owners of the parent		60,155	93,008	77,618	413
Non-controlling interests		12,901	12,585	15,635	83
		73,056	105,593	93,253	496

Total comprehensive income attributable to:
Owners of the parent		61,059	99,316	81,586	434
Non-controlling interests		13,068	14,815	17,820	95
		74,127	114,131	99,406	529

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		60,155	93,008	77,618	413
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,070	1,041,242	1,041,241	1,041,241

Basic and diluted earnings per share (HUF and USD)		57.78	89.32	74.54	0.40

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
					2009
	Note	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		73,056	105,593	93,253	493
Depreciation and amortization		115,595	106,120	101,920	542
Income tax expense		26,221	27,698	20,958	114
Finance expenses		35,186	37,199	37,533	199
Finance income		(5,217)	(6,891)	(4,720)	(25)
Share of associates’ and joint ventures’ profits / (losses)		(934)	(1,341)	109	1
Change in assets carried as working capital		6,897	1,481	(1,427)	(7)
Change in provisions		16,997	(10,265)	(3,918)	(21)
Change in liabilities carried as working capital		8,595	1,886	(4,231)	(23)
Income tax paid		(12,343)	(20,768)	(16,053)	(85)
Dividend received		72	127	2,149	11
Interest and other financial charges paid		(32,528)	(34,119)	(38,627)	(205)
Interest received		5,742	7,923	8,453	45
Other cashflows from operations		(5,999)	(4,354)	(1,604)	(9)
Net cash generated from operating activities		231,340	210,289	193,795	1,030

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(103,097)	(116,039)	(110,228)	(586)
Purchase of subsidiaries and business units	30	(710)	(762)	(5,193)	(28)
Cash acquired through business combinations		485	—	460	2
Cash spun-off through demerger		(1,173)	—	—	—
Payments for other financial assets — net		(39,491)	(4,075)	(18,547)	(99)
Proceeds from disposal of subsidiaries and associates	5.5	—	1,233	2,074	11
Proceeds from disposal of PPE and intangible assets		9,105	6,194	1,135	6
Net cash used in investing activities		(134,881)	(113,449)	(130,299)	(692)

Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(162,558)	(95,343)	(93,640)	(498)
Proceeds from loans and other borrowings		283,184	143,014	190,617	1,014
Repayment of loans and other borrowings		(230,238)	(126,901)	(193,537)	(1,029)
Proceeds from sale of treasury stock		391	—	—	—
Net cash used in financing activities		(109,221)	(79,230)	(96,560)	(513)

Exchange gains on cash and cash equivalents		221	1,404	654	3

Change in cash and cash equivalents		(12,541)	19,014	(32,410)	(172)

Cash and cash equivalents, beginning of year		60,207	47,666	66,680	354
Cash and cash equivalents, end of year	6	47,666	66,680	34,270	182

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As restated (Note 1.2.2)

	pieces	In HUF millions
	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets — net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non- controlling interests (h)	Total Equity
Balance at December 31, 2006 — as restated	1,042,768,215	104,277	27,380	(1,504)	393,994	(1,474)	—	49	522,722	66,650	589,372

Dividend (i)					(72,729)				(72,729)	—	(72,729)
Dividend declared to Non-controlling interests (j)									—	(13,729)	(13,729)
Elimination of the “B” share (a)	100								—	—	—
Share options exercised by managers (k)				325	66				391	—	391
Excess related to the acquisition of TSH (l)					3				3	1,540	1,543
TSH demerger (l)					243				243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel (m)	(22,700)	(2)	(1)		(5)				(8)	—	(8)
Total comprehensive income for the year					60,155	786	118		61,059	13,068	74,127
Balance at December 31, 2007 — as restated	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131
Balance at December 31, 2008 — as restated	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (n)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406
Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2009	1,041,239,002

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(a)   The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2009. Total shareholders’ equity included one Series “B” preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series “B” share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the “B” share and the special rights attached to it, consequently, the “B” share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2009 is 1,042,742,543.

(b)   Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)   Treasury stock represents the cost of the Company’s own shares repurchased. Of the Treasury shares as at December 31, 2009, 103,530 can be used by the ex-CEO for his share options still outstanding (Note 24.1.3).

(d)   Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2009 amounted to approximately HUF 266,149 million (HUF 270,869 million at December 31, 2008).

(e)   Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)    Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)   Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The balance of this reserve of HUF 49 million in the reported periods represents the amount reserved for the 103,530 options (granted in 2000) Magyar Telekom’s ex-CEO still has open (Note 24.1.3).

(h)   Non-controlling interests represent the Non-controlling shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)    In 2009 Magyar Telekom Plc. declared HUF 74 dividend per share (HUF 74 in 2008, HUF 70 in 2007).

(j)    The amount of dividends declared to Non-controlling owners includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group’s subsidiaries.

(k)   In 2007 managers exercised share options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.1.2.

(l)    As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in T-Systems Hungary (TSH) for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in Retained earnings (Note 5.3.2). As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH. As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in Retained earnings.

(m)  In 2007 Magyar Telekom Plc. merged with T-Online Hungary’s access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares as of September 30, 2007.

(n)   In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 74 per share dividend distribution (in total HUF 77,052 million) to be approved by the Annual General Meeting of the Company in April 2010.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

1.1 About the Company

Magyar Telekom Plc., (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest and New York stock exchanges, its shares are traded on the Budapest Stock Exchange, while Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares are traded on the New York Stock Exchange.

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

These financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, has the right to require amendments before acceptance. As the controlling shareholders are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On June 29, 2007, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name “Origo Zrt.”. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2007.

On June 29, 2009, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., T-Kábel Kft. and Dél-Vonal Kft., two 100% subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.2 Investigation into certain consultancy contracts

1.2.1 Summary of the Investigations

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and MakTel during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand).  The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts.  There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•   intentional circumvention of internal controls;

•   false and misleading Company documents and records;

•   lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•   lack of evidence of performance; and

•   expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”  However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation.  These governmental investigations are continuing, and the Company continues to cooperate with those investigations.  The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.2.2 Accounting implications of the findings of the Investigation

As a result of the findings of the Investigation (Note 1.2.1), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom’s repurchase of 10% of its shares in 2006. These amounts are now corrected and accounted for as though these payments had been expensed in 2001 and 2006 rather than capitalized as part of goodwill as originally reported.

In addition to the above, the other contracts that were identified by the Final Report, for which the available evidence does not establish that the contracts under which these expenditures were made were legitimate, were expensed in 2001-2006, which require no restatements on their own. However, depending on further analysis these contracts will probably qualify as non deductible expenses for various taxes. As the timing and the amount of the potential tax impacts and any penalties related to these taxes are uncertain, these were provided for retrospectively as at December 31, 2006, which also had an impact on the balance of the Non-controlling interests.

The table below shows the impacts of these restatements on the Statements of financial position.

In HUF millions	2006	2007	2008

Intangible assets
As reported	331,740	337,227	337,692
Change due to restatement	(2,313)	(2,313)	(2,313)
As restated	329,427	334,914	335,379

Provisions — non current
As reported	3,533	12,886	9,417
Change in presentation (Note 2.1.5)	(1,401)	(1,703)	(850)
After change in presentation	2,132	11,183	8,567
Change due to restatement	1,482	1,482	1,482
As restated	3,614	12,665	10,049

Retained earnings
As reported	397,311	385,044	401,001
Change	(3,317)	(3,317)	(3,317)
As restated	393,994	381,727	397,684

Non-controlling interests
As reported	67,128	66,695	63,079
Change	(478)	(478)	(478)
As restated	66,650	66,217	62,601

The restatements had no impact on the Statements of comprehensive income or the Statements of cash flows.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3 Public service concession and license arrangements

Magyar Telekom’s primary activities are the fixed line and mobile operations in Hungary, Macedonia and Montenegro. These services are in most cases regulated by these countries’ laws or other legislations. These services in most cases require the acquisition of a license or concession, which usually requires a one-off fee, which is capitalized and amortized over the original duration of license or concession, and also requires annual payments, which are recognized as Other operating expenses (included in Fees and levies) in the year the payment obligation refers to.

The most important features of the regulations of these services are described below.

1.3.1 Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority of Hungary (NCAH) is the supreme supervisory body.

Magyar Telekom Plc. has been a Universal Service Operator (USO) since 2002. According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. The last effective USO contract was signed in 2004 and expired at the end of 2008; no new contract has been concluded since. The Ministry’s intention is to preserve the universal service and for that reason through the amendment of a decree in December 2008 orders the operators formerly in universal service provider status — amongst them Magyar Telekom Plc. — to continue the provisioning of universal service under unchanged terms and conditions. Currently the Company does not consider itself a universal service provider due to lack of an effective universal service contract. However, discussions are ongoing between the responsible Minister and the earlier universal service providers on a future possible universal service contract and on the modifications of the underlying regulation in line with the changed market situation. The necessary modifications of the telecommunications law already entered into force as of January 1, 2010 and the modification of the concerning government and ministerial decrees is ongoing as well. However a new universal service contract — based on these conditions - has not yet come into effect.

In the field of electronic communications Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 fixed line markets out of the 18 relevant markets stipulated by the EU in 2004 and 2005. These 12 markets include all retail and wholesale telephony services, the market of wholesale leased line termination, the market of minimum set of leased lines and the wholesale broadband market. As a result of the market analysis conducted at the end of 2006 the Company was designated as SMP on the same markets as in the first round analysis in 2004 with basically no changes in the corresponding obligations. In 2008 the NCAH commenced the third round of market analysis. To date only the mobile termination wholesale market analysis resolution was published in this round of analysis. SMP resolutions concerning all other markets subject to analysis are expected to be published in Q2, 2010.

Currently in Hungary, retail tariffs are regulated in two ways. Price cap methodology is applicable for universal services, and - based on SMP resolutions on residential and business access markets — there is another formula used for subscription fees. In addition there is a prohibition of price squeeze in effect for SMP operators and, in accordance with the Act on Unfair and Restrictive Market Practices, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins (i.e. no price squeeze).

Magyar Telekom is Hungary’s leading fixed line broadband service provider in the wholesale and one of the leading ones in the retail market. In 2005 the NCAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be ‘reproducible’ by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NCAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NCAH. The pricing of these services has to be cost based and calculated — according to the NCAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2007 - by Long Run Incremental Costs (“LRIC”) method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs’ network.

SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees,  and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

According to the Act on Electronic Communications, designated SMP operators are obliged to enable carrier selection to their subscribers. Consequently, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the RIO based interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their fixed telephone numbers within the same geographical area.

1.3.2 Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. With the latest changes of the ECL published on August 4, 2008, the existing Concession Contract of MKT is no longer valid as of September 4, 2008. On September 5, 2008 the Agency for Electronic Communications (the Agency), ex officio, has issued a notification to MKT for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contract. Radiofrequency licenses were issued to the operators for the bands granted with the Concession Contracts in a form prescribed by the ECL.

On December 27, 2007 the Agency brought a decision to publish a public tender for the universal provider of electronic communications services in the Republic of Macedonia. The opening of the qualified bids was on February 18, 2008, and on February 22, 2008 based on the decision of the Agency, MKT was selected as one of the candidates for universal service provider in the prequalification. Written invitation which should have been submitted by the Agency to selected candidates from the first phase, in order to submit offer for selection of universal service provider, has not been received yet.

The regulatory framework for the retail tariff regulation for MKT until August 2008 was provided in the Concession Contract. With the latest changes of the ECL in August 2008 and the published bylaw for retail price regulation in September 2008, the Agency may prescribe one of the following ways of retail regulation of fixed telephony services: price cap, individual price approval, cost based prices or benchmarks. On December 17, 2009, the Agency published the draft analysis for the relevant markets 1-6 related to fixed voice retail services for public debate. Based on the draft analysis, the Agency is planning to impose retail price regulation on MKT as well as to equal the fixed voice access prices for residential and business segment.

On October 28, 2009 the Agency published guideline for price squeeze, for which MKT sent comments, and currently public debate is ongoing after which the final guidelines will be enacted.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the ECL, MKT has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. MKT had a cost based price obligation for the Regulated wholesale services, using fully distributed costs (FDC) methodology until July 2007 and using Long Run Incremental Costs methodology (LRIC) subsequently. A proposal for interconnection fees with LRIC was submitted by MKT in July 2007 and for unbundling fees in December 2007.  On May 23, 2008, the Agency issued approval for the new decreased interconnection and unbundling fees, based on the audit report on MKT’s costing accounting system issued by an independent auditor. On December 31, 2008 the Agency approved the new unbundling fees which entered in force from January 2009. The Agency engaged expert consultancy services for LRIC bottom-up model development for which the result is expected in 2010. Based on several enacted bylaws published in second half of 2008 MKT has prepared several additional regulated wholesale products, Wholesale Line Rental, Wholesale Leased Line and Local Bit stream access. MKT as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MKT signed the first RIO (Reference Interconnection Offer) based Interconnection Agreement with an alternative fixed network operator. On  April 16, 2007, MKT signed the first RUO (Reference Unbundling Offer) based Unbundling Agreement with an alternative fixed network operator. MKT implemented number portability starting from September 1, 2008.

1.3.3 Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added, etc. services. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the law became automatically invalid and new ones have been issued or will have to be issued.

In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. CT implemented Carrier selection in 2008. It can be expected that CT will have to implement some or all of the obligations above in the coming years. Accordingly, number portability will be introduced by August 2011.The new Law defined Crnogorski Telekom as an operator with significant market power in the markets of fixed voice telephony network and services, including the market of access to network for data transfer and leased lines as well as the termination of calls within its network, however, the Law did not prescribe the remedies CT should introduce as a consequence. RIO rates are based on benchmarks as there is no approved cost accounting methodology prescribed by the regulator in Montenegro. The Agency for Electronic Communications and Postal Services has started the market analysis process and identified the relevant telecommunication markets in Montenegro identical to those in the EC recommendation 2007/879/EC. It can be expected that within a few years cost oriented RIO prices will have to be implemented in the country.

Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since January 1, 2008. The agreement is requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU within three years of the ratification of the Agreement.

1.3.4 Hungarian Mobile

The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU’s rights

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and obligations to also provide service in the 1800 MHz band in Hungary till October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. T-Mobile HU was obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest, which was completed. We were also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition which was also completed in December 2006. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile HU is subject to number portability regulation since May 2004, applicable only in case of other mobile operators.

In January 2005 and October 2006 the NCAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NCAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new ‘glide path’. The Company had appealed in court against the resolution.

Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU introduced regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

The National Table of Frequency Allocations and the Radio Application Table was modified in October 2008 enabling the invitation of bidders for the usage rights of 450 MHz (block “B”) and 26 GHz (blocks “C-G”) spectrum.

In the tender for the fourth mobile license a combined IMT-2000/UMTS/ DCS 1800/E-GSM900 spectrum package (so called ‘A’ block) was offered for new entrant candidates. Incumbent mobile operators were excluded from the bid. It was stipulated that the frequency usage rights could be transferred wholly (though not to existing mobile operators), and in the case of E-GSM900 band there was a possibility of transferring maximum 16 channels to incumbent mobile operator(s). Four companies submitted bids. On March 16, 2009, the tender for the 4th mobile license was cancelled, and on April 24, the NCAH dismissed the appeals of 3 bidders. One of the bidders, DreamCom appealed at the Municipal Court asking for the review of the second instance decision of the NCAH, but the court upheld the NCAH’s decision. Now, the 4th GSM/UMTS spectrum package is available for a new tender. It is expected that the new tender will be executed in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in 2010. Member States have 6 months to transpose the modified GSM Directive into their national legislation until May 9, 2010.

Only one license was offered on the 450 MHz tender, for digital cellular system having wider bandwidth. Incumbent mobile operators and 3.5 GHz FWA license holders were excluded from the bid. Two companies submitted bids. The NCAH declared the tender for the 450 MHz spectrum block’s usage right (“B” block) unsuccessful on April 30, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Five licenses were offered in the 26 GHz bid; 2 licenses for 112 MHz wide blocks, 1 license for a 84 MHz wide block and 2 licenses for 56 MHz wide frequency block. Incumbent mobile operators could bid for the 84 MHz wide block only. It was stipulated that the frequencies could be used for publicly available electronic communication services and for the operation of electronic communications networks (mobile backhaul). T-Mobile HU submitted its bid document solely for the 26 GHz ‘D’ block and won the spectrum usage right license on April 30, 2009. Two companies submitted bids for the ‘E’ block, which were granted to Antenna Hungária, the leading Hungarian land and satellite broadcasting and distribution company. The tender for 2 pieces of 112 MHz and one 56 MHz block was unsuccessful.

The National Table of Frequency Allocations and the Radio Application Table was modified on November 27, 2009  changing the status of 2.6 GHz spectrum blocks from „planned” to assignable.

1.3.5 Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to additional 20 years in accordance with the ECL. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

After the analysis of the market “Call termination services in public mobile communication networks” the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to One in November 2009) were designated with SMP status on Market 16 (Call termination services in public mobile communication networks) and several obligations were imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting). T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. T-Mobile MK was obliged to submit financial reports for 2008 based on accounting separation by May 31, 2009 and submitted them on June 1, 2009. Second round analysis of Market 16 is ongoing and includes the third mobile operator VIP Operator (subsidiary of Mobilkom Austria). The Agency is also conducting market analysis on relevant markets defined in the Decision on relevant market determination of August 17, 2005. The Agency has engaged expert consultancy services for calculation of WACC for SMP designated operators (fixed and mobile). In September 2009, the Agency requested data for calculation of WACC to SMP operators (T-Mobile MK, Cosmofon and Makedonski Telekom). It has also engaged expert consultancy services for LRIC bottom-up model development as means for price control of SMP operators.

On June 30, 2009 the Agency brought a Decision for setting the maximum amount of the one-time fee for number portability service. Prior to the decision the price was established individually by the operators. T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency. The administrative procedure has not started yet.

One won the public tender for a license for 3G radiofrequencies utilization in November 2007 and started the 3G commercial operations from August 12, 2008. On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018 , with a possibility for extension for 20 years in accordance with the ECL.

Since the beginning of 2009 three attempts have been made to award additional two licences for 3G radiofrequencies. On January 27, 2009 a public tender for granting two licences for 3G radiofrequencies was published. No bids were received and no license was awarded. On July 16, 2009 the tender was repeated

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

under the same conditions and experienced the same outcome in August 2009. On December 21, 2009 the tender was published again under the same conditions. Its outcome is expected in 2010.

On January 10, 2009 a public tender for awarding two licences for 2G radiofrequencies in the 1800 MHz band was published. T-Mobile MK was awarded one license on June 9, 2009. The validity period is 10 years, with a possibility for extension for 20 years in accordance with the ECL. Also, on January 10, 2009 a tender for one license in the 1800-1805 MHz for broadband wireless access on the whole territory of republic of Macedonia was published. On May 5, 2009 the Agency brought a Decision pronouncing Mobik Telekomunikacii the best bidder on the tender. Commercial start defined by the tender conditions is 6 months from awarding of the license.

In July 2009, the Agency put several secondary electronic communication legislation acts on public debate. So far, only modified Rulebook of number portability was enacted presenting further stimulation of number portability service. The enactment of these regulations will improve the regulatory framework.

1.3.6 Montenegrin Mobile

Crnogorski Telekom, the Group’s Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched on July 1, 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

According to the Law on Electronic Communications (Note 1.3.3), T-Mobile CG is an SMP in the market of termination of voice calls in its own network however no specific remedy was introduced by the Law. Accordingly, number portability will be introduced by August 2011 also in the mobile the sector. Interconnect rates have been approved by the Regulator based on benchmarks. It can be expected that cost oriented termination prices will be implemented in the coming years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) effective at the time of preparing the consolidated financial statements and applicable to Magyar Telekom have been endorsed by the EU. Therefore the consolidated financial statements currently also comply with IFRS as issued by the IASB and also comply with the Hungarian Accounting Law on consolidated financial statements, which refers to the IFRS as endorsed by the EU.

The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2009 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 188.07 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2009). These translations are un-audited supplementary information, and are not in compliance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1    Standards, amendments and interpretations effective and adopted by the Group in 2009

• IAS 1         (revised) - Presentation of Financial statements. Revised IAS 1 introduced overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group applied the requirements of the revised Standard from January 1, 2009. The most significant change in the presentation of the financial statements is the extension of the Income statement with Other comprehensive income, and that the Income statement’s name changed to Statement of comprehensive income. This also had an effect on the Statement of changes in equity, whereby a number of changes during the year previously disclosed in separate lines are now included in Total comprehensive income for the year. Also, the term of Balance sheet changed to Statement of financial position, and the term Minority interest changed to Non-controlling interest. Further, as previous years’ statements of financial position were restated according to note 1.2.2 and 2.5, we disclosed four Statements of financial position.

• IAS 23       (revised) Borrowing Costs. Under the revised IAS 23 an entity must capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group applied IAS 23 as of January 1, 2009, which did not have any impact on the financial statements as it had already been the Group’s accounting policy to capitalize eligible borrowing costs on qualifying assets.

• IFRS 2       (amended) Share-based Payment. Main changes and clarifications include references to vesting conditions and cancellations. The changes to IFRS 2 must be applied in periods beginning on or after January 1, 2009. The Group applied IFRS 2 as of January 1, 2009, which had no impact on the accounts as the Group has no significant share based compensations.

• IFRS 7       (amended) Financial Instruments: Disclosures (Improving Disclosures about Financial Instruments). The amendments are in response to calls from constituents for enhanced disclosures about fair value measurements and liquidity risk in the wake of the recent financial crisis. The revised disclosure requirements are applicable for annual periods beginning on or after January 1, 2009. The Group applied the amended standard from January 1, 2009, which did not cause significant changes in the presentation of the Group’s

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial statements.

• IFRS 8       Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group adopted IFRS 8 as of January 1, 2009. The adoption resulted in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which was different from the reportable segments of the Group as per IAS 14. In the new structure concluded during 2008, the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile). Comparative information has been restated accordingly. See also Note 2.20 and Note 31. The Group early adopted the IFRS 8 amendment removing the requirement of segment asset disclosures if the CODM does not monitor those.

• IFRIC 13  Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied this Interpretation as of January 1, 2009. As for measurement, IFRIC 13 did not cause any change in the Group’s accounts as the loyalty programs had been accounted for in substantially the same way as included in the recently issued IFRIC 13. As for presentation, however, there was a change as the previously recognized liability for the undelivered elements was included in Provisions, which was changed to Deferred revenue as a result of the application of IFRIC 13. The comparative Statements of financial position of the Group were restated accordingly. See also Note 2.1.5.

• IFRIC 15  Agreements for the Construction of Real Estate. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 or with IAS 18. IFRIC 15 shall be applied for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 had no impact on the accounts as these are not typical transactions of the Group.

2.1.2    Standards, amendments and interpretations effective in 2009 but not relevant for the Group

• IAS 32       (amended) Financial Instruments: Presentation. The IASB amended IAS 32 with respect to the Statement of financial position classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments. The amendments of IAS 32 are applicable for annual periods beginning on or after January 1, 2009. As the Group does not have such instruments that would be affected by the amendments, the amendments to the standard did not have any impact on the Group’s financial statements.

• IFRS 1       First-time Adoption of IFRS (revised). As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revisions to that are relevant for the Group.

• IFRIC 16  Hedges of a Net Investment in a Foreign Operation. IFRIC 16 refers to the application of Net Investment Hedges. Mainly, the interpretation states which risk can be defined as the hedged risk and where within the group the hedging instrument can be held. Hedge Accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity’s functional currency. A derivative or a non-derivative instrument may be designated as a hedging instrument. The hedging instrument(s)

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to an net investment hedge are satisfied. IFRIC 16 shall be applied for annual periods beginning on or after October 1, 2008. As Magyar Telekom does not apply such hedges and does not apply hedge accounting, IFRIC 16 has no impact on the Group’s accounts.

• IFRIC 9 and IAS 39     In March 2009 the IASB published amendments to IFRIC 9 (Reassessment Embedded Derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement). As a result, entities are required to:

•      assess whether an embedded derivative is required to be separated from a host contract when the entity reclassifies a hybrid (combined) financial asset out of the fair value through profit or loss category

•      make such an assessment on the basis of the circumstances that existed when the entity first became a party to the contract, or, if later, when there was a change in the contract that significantly modified the cash flows determine whether the fair value of the separated embedded derivative can be measured reliably; if not, the entire hybrid (combined) financial asset must remain in the fair value through profit or loss category.

When an entity performs the assessment as required by the amendments it does not apply paragraph (c) of IAS 39, which states that separation of an embedded derivative from the host contract is required only if the hybrid (combined) instrument is not measured at fair value through profit or loss. The amendments are applicable for annual periods ending on or after June 30, 2009. The Group has no hybrid financial assets, therefore, the amended standard and interpretation did not have any effect on the Group’s financial statements.

2.1.3    Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

IAS 24          (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. Governments have no ownership in Magyar Telekom Plc., therefore, the revised standard will not have a significant impact on the disclosures in the Group’s financial statements. The European Union has not yet endorsed the revised standard.

• IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the current version of the standards are summarized below:

•      With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•      In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and the net asset acquired.

•      A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•      A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

•      Acquisition related costs will be accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer will have to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it will be recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•      The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•      Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•      In contrast to current IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•      The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. We believe that that the amended standards will not have a significant impact on the Group’s Statement of comprehensive income or Statement of financial position when applied from January 1, 2010. The European Union has endorsed both amended standards.

• IFRS 2       (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Currently effective IFRSs require attribution of group share-based payment transactions only if they are equity-settled. The amendments resolve diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. The Group has no significant share based compensations; therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. The European Union has not yet endorsed the amended standard.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• IFRS 9       Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instruments. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of this project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress. The IASB expects to have completed the replacement of IAS 39 by end of 2010.

At initial recognition, IFRS 9 requires financial assets to be measured at fair value.  After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9.  Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

•      IFRS 9 requires that financial assets are classified as subsequently measured at either amortized cost or fair value. There are two conditions needed to be satisfied to classify financial assets at amortized cost: (1) The objective of an entity´s business model for managing financial assets has to be to hold assets in order to collect contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Where either of these conditions is not satisfied, financial assets are classified at fair value.

•      Faire Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency (‘accounting mismatch’).

•      Equity instruments: The default category for equity instruments is at fair value through profit or loss.  However, the standard states that an entity can make an irrevocable election at initial recognition to present all fair value changes for equity investments not held for trading in other comprehensive income.  These fair value gains or losses are not reported as part of a reporting entity’s profit or loss, even when a gain or loss is realized. Only dividends received from these investments are reported in profit or loss.

•      Embedded derivatives: The requirements in IAS 39 for embedded derivatives have been changed by no longer requiring that embedded derivatives be separated from financial asset host contracts.

•      Reclassification: IFRS 9 requires reclassification between fair value and amortized cost when, and only when there is a change in the entity’s business model. The ‘tainting rules’ in IAS 39 have been eliminated.

An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will probably result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing. The European Union has not yet endorsed the standard.

• IFRIC 18  Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group’s applicable transactions are not

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

material, therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010. The European Union has also endorsed this interpretation.

2.1.4    Standards, amendments and interpretations that are not yet effective and not relevant for the Group’s operations

• IAS 32       (amended) - The IASB published an amendment to IAS 32 Financial Instruments: Presentation   in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rate to all of an entity’s existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group’s financial statements as Magyar Telekom has no such instruments. The European Union has also endorsed the amended standard.

• IAS 39       (amended) - The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment “Eligible Hedged Items” allows to designate only changes in the cash flows or fair value of a hedged item above or below  a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment will not have any impact on Magyar Telekom’s accounts as the Group does not apply hedge accounting. The European Union has also endorsed the amended standard.

• IFRS 1       Additional Exemptions for First-time Adopters. The IASB amended IFRS 1 in July 2009 and in January 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group. The European Union has not yet endorsed the revised standard.

• IFRIC 14  (amended) IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes. The European Union has not yet endorsed the amended interpretation.

• IFRIC 17  Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 will have no impact on the Group’s financial statements. The European Union has also endorsed the interpretation.

• IFRIC 19  Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation is not applicable to Magyar Telekom as the Group does not extinguish any of its financial liabilities with equity instruments. The European Union has not yet endorsed this interpretation.

• IFRS for  Small and Medium-sized Entities. In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.5    Changes in presentation

Reclassifications between liabilities and provisions

IFRIC 13 Customer Loyalty programs addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied IFRIC 13 from January 1, 2009, which resulted in no change in the measurement of such customer credits, but before the application of IFRIC 13, the Group had recognized these liabilities as provisions. As a result of the application, we have reclassified these items from provisions to liabilities (deferred revenue), and restated the Group’s comparative Statements of financial position accordingly. The table below shows the impact of the above change in our presentation.

In HUF millions	2006	2007	2008

Provisions — current
As reported	13,004	20,811	17,235
Change	(634)	(751)	(1,393)
As restated	12,370	20,060	15,842

Other current liabilities
As reported	110,598	43,920	37,210
Change	634	751	1,393
As restated	111,232	44,671	38,603

Provisions — non current
As reported	3,533	12,886	9,417
Change	(1,401)	(1,703)	(850)
After change in presentation (before impact of investigation - Note 1.2)	2,132	11,183	8,567

Other non current liabilities
As reported	8,730	5,797	583
Change	1,401	1,703	850
As restated	10,131	7,500	1,433

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2 Consolidation

2.2.1 Subsidiaries

Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other income).

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the predecessor’s accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in Retained earnings.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

Transactions with Non-controlling interests are treated as third party transactions. Gains or losses arising on disposals to Non-controlling interests are recorded in the Profit for the year. Purchases from Non-controlling interests result in goodwill (or other income), being the difference between any consideration transferred and the relevant share acquired of the carrying value of the net assets of the subsidiary.

2.2.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally reflecting a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill arising on acquisitions, and net of any accumulated impairment loss.

The Group’s share of its associates’ and joint ventures’ post-acquisition profits or losses is recognized in the Profit for the year (Share of associates’ and joint ventures’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the company. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 and 2008 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

Subsidiaries	Group interest in capital as at December 31,			Activity
	2008	2009
Incorporated in Hungary:
T-Kábel	100.00%	—	(a)	Cable TV operator
Dataplex	100.00%	100.00%		IT hardware co-location service provider
Origo	100.00%	100.00%		Internet and TV content provider
KFKI	100.00%	100.00%		System integration and IT services
IQSYS	100.00%	100.00%		System integration and IT services
Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator
ISH	—	100.00%		Integrated healthcare IT services
Telekom New Media	—	100.00%		Interactive service provider of telecommunications applications

Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company

Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53	%(b)	Telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	—	(b)	Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	—	(b)	Internet service and content provider

Incorporated in Romania:
Combridge	100.00%	100.00%		Wholesale telecommunications service provider

Incorporated in Bulgaria:
Orbitel	100.00%	100.00%		Alternative telecommunications and internet service provider
Novatel BG	100.00%	100.00%		Wholesale telecommunications service provider

Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)              T-Kábel merged into Magyar Telekom Plc. as of September 30, 2009.

(b)             T-Mobile Crna Gora and Internet Crna Gora merged into Crnogorski Telekom as of May 1, 2009.

Associates / Joint ventures	Group interest in capital as at December 31,			Activity
	2008	2009
Incorporated in Hungary:

Hunsat	50%	50%		Satellite telecommunications
Magyar RTL (M-RTL)	25%	—	(a)	Television broadcast company
IKO-Telekom Media Holding	50%	—	(a)	Media holding company

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s interest in the capital of the above subsidiaries, associates and joint ventures equals the voting rights therein.

(a)           Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH’s two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over IKO NM and IKO CR as of May 31, 2009, while ITMH including the 31% stake in M-RTL remained with IKO Production.

2.3 Foreign currency translation

2.3.1    Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, as the Group’s presentation currency is the Hungarian Forint.

2.3.2    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Finance income).

2.3.3    Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary.

• Assets and liabilities for each Statement of financial position presented are translated at the closing rate at the date of that Statement of financial position.

• Statements of comprehensive income are translated at cumulated average exchange rates.

• All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the Profit for the year as part of the gain or loss on sale.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.4 Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets of the Group include cash and cash equivalents, equity instruments of another entity (available-for-sale) and contractual rights to receive cash (trade and other receivables) or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity (derivatives).

Financial liabilities of the Group include liabilities that originate from contractual obligations to deliver cash or another financial asset to another entity (non-derivatives); or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity (derivatives).

Financial liabilities, in particular, include liabilities to banks and related parties, finance lease payables, trade payables and derivative financial liabilities.

Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases. See Note 2.17.

The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to AFS financial instruments.

The fair value of financial instruments that are not traded in an active market (e.g. derivative financial instruments) is determined by using discounted cash flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the end of the reporting period.

The fair value of other financial instruments is also determined by using discounted cash flow valuation technique. The expected quarterly cash inflows or outflows are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or expiring within one year approximate the fair values at the end of the reporting period.

Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group’s financial instruments are provided in Note 3.

2.4.1       Financial assets

The Group classifies its financial assets in the following categories:

•                  at fair value through profit or loss

•                  loans and receivables

•                  available-for-sale (AFS)

•                  held-to-maturity

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds form disposal and the (net) carrying amount derecognized.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.4.1.1  Financial assets at fair value through profit or loss

The “financial assets at fair value through profit or loss” measurement category includes the following financial assets:

•                  Financial assets that are designated as “at fair value through profit or loss” using the fair value option as per IAS 39

•                  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as “held for trading”

•                  Derivative financial assets are classified as “held for trading”

Assets in this category are classified as current assets (Other financial assets). No reclassification between categories have been made in the past and no reclassifications are expected in the future.

Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized in the Profit for the year (Other financial income) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

2.4.1.2  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as non-current assets.

The following items are assigned to the “loans and receivables” measurement category.

•                  cash and cash equivalents

•                  receivables and loans to third parties

•                  trade receivables

•                  employee loans

•                  other receivables

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment.

The carrying amount of loans and receivables, which would otherwise be past due, whose terms have been renegotiated is not impaired if the collectability of the renegotiated cash flows are considered ensured.

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

(b) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Profit for the year (Other operating expenses — Bad debt expense).

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The Group’s benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation is also performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

When a trade receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed by adjusting the allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

reversed. The amount of the reversal shall be recognized in the Profit for the year as a reduction to Other operating expenses (Bad debt expense).

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

(c) Employee loans

Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment loss.

Difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as finance income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

2.4.1.3  Available-for-sale financial assets (AFS)

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the financial statement date. In this latter case they are included in current assets (Other financial assets).

The “available-for-sale financial assets” measurement category includes:

•                  listed equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  unlisted equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  debt instruments

AFS financial assets are initially recognized and also subsequently carried at fair value. The unrealized changes in the fair value of available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Finance income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Finance income) when the Group’s right to receive payments is established.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year, and any remaining difference is also recognized in the Profit for the year (Finance income). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Finance income).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.4.1.4    Held-to-maturity investments

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

2.4.2       Financial liabilities

There are two measurement categories for financial liabilities used by the Group:

•                  Financial liabilities carried at amortized cost

•                  Financial liabilities at fair value through profit or loss

No reclassification between categories has been made in the past and no reclassifications are expected in the future. Both types of financial liabilities are initially recognized at fair value, while subsequent measurements are different (see below). We remove a financial liability (or a part of a financial liability) from the Statement of financial position when, and only when, it is extinguished — i.e. when the obligation specified in the contract is discharged,  cancelled or expired.

2.4.2.1    Financial liabilities carried at amortized cost

The measurement category for “financial liabilities measured at amortized cost” includes all financial liabilities not classified as “at fair value through profit or loss”.

(a) Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Finance expenses) over the period of the borrowings.

(b) Trade and other payables

Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.4.2.2    Financial liabilities at fair value through profit or loss

Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

The Group does not designate any derivatives as hedging instruments, therefore, all derivatives are classified as “held for trading”.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

The Group considers only those contracts as a separable host contract and an embedded derivative which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group’s operating area.

2.5 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. The cost of inventories comprises all costs of purchase, cost of construction and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

2.6 Non current assets held for sale

An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the Profit for the year (Depreciation and amortization) as an impairment loss.

2.7 Property, plant and equipment (PPE)

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the Profit for the year through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and interest on related loans.

Subsequent expenditure on an asset that that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the Profit for the year as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the Profit for the year (Other operating income).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

2.8 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary or business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16 - Property, Plant and Equipment or as an intangible asset under IAS 38 — Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets’ fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

identifiable cash flows (cash-generating units - CGUs).

The fair values of the individual tangible and intangible assets of the Group in most cases can not be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its operating segments. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

For the subsidiaries included in the operating segments the Group establishes the subsidiaries’ recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment of any goodwill allocated to the operating segments. See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

2.10 Provisions and contingent liabilities

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the financial statement date.

Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Finance expense) until utilization or reversal.

No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.12 Revenues

Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS18 on the sale of goods and rendering of services are met for the provision of each of the Group’s services and sale of goods.

Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group’s services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). See also Note 2.1.5. On redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

Revenues from operating leases are recognized on a straight line basis over the period the services are provided. Operating lease revenues are primarily included in the System integration and IT revenues.

2.12.1 Fixed line and mobile telecommunications revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales.

Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

The Group provides customers with narrow and broadband access to its fixed, mobile and TV distribution networks. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period they relate to.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise presented on a net basis.

Customers may also purchase prepaid mobile, public phone and internet credits (“cards”) which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of cards are recognized when used by the customers or when the credits expire with unused traffic.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network. These wholesale (incoming) traffic revenues included in Voice and Non-voice (Data and Internet) revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in the Financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2 System integration and IT revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4 - Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17 - Leases as described in Note 2.17.

Revenue from system integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on percentage of completion taking into account the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

Revenue from hardware and software sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

2.13 Employee benefits

2.13.1 Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

Pensions

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant post-employment defined benefit schemes.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.13.2 Share based compensation

Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the Profit for the year at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

2.13.3 Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

2.14 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15 Capitalization of borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 12 months, to get ready for its intended use.

2.16 Income taxes

2.16.1 Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2 Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate. These other income taxes are deductible from the corporate tax base.

2.16.3 Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the financial statement date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing deferred tax liabilities) will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1 Operating lease —Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the Statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income is recognized as revenue on a straight-line basis over the lease term.

2.17.2 Finance lease — Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and finance income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized as Finance income.

2.17.3 Operating lease —Group as lessee

Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4 Finance lease — Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and finance charges so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

element of the lease payments is charged to the Profit for the year (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5 Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the Profit for the year over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the Profit for the year (Other operating income) at the time of the sale as the sales price reflects the fair value of the asset, while the lease payments are recognized in the Profit for the year (Other operating expenses) on a straight line basis over the period of the lease.

2.18 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the owners of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options (if any) in addition to the number of common stocks outstanding.

2.19 Dividends

Dividends payable to the Company’s shareholders and to Non-controlling shareholders of the Group’s subsidiaries are recorded as a liability and debited against equity (Retained earnings or Non-controlling interests) in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segments

The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group’s segment disclosure. In 2008, the Group restructured the way the chief operating decision makers decide on the allocation of resources, which is different from the primary segments of the Group reported as per IAS 14 in previous years.

In the Financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (MC) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of, the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group described in the previous sub-notes of the Summary of significant accounting policies. The differences primarily originate from the fact that the operating segments’ annual results are determined and closed at an earlier stage, around January 10-12 each year, than these Financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the Financial statements are reflected in the next year’s segment results.

The operating segments’ revenues include revenues from external customers as well as the internal revenues generated from other segments for telecommunications and, to a lesser extent, from inter-segment support services. In order to concentrate on real performance achieved on third party transactions, the number of inter-segment cross-charges applied within the organizations of Magyar Telekom Plc. operating in different segments is fairly limited. These cross-charges are not meant to allocate all the actual costs to the operating segment which are in fact incurred for the operation of the particular segment. Consequently, regardless of the costs incurred for the operation of another segment, the supporting organizations of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

operating segments do not charge revenues for the services delivered within Magyar Telekom Plc., the largest legal entity of the Group.

The operating segments’ results are monitored by the MC to EBITDA (Earnings before interest, tax, depreciation and amortization), which is defined by the Group as Operating profit without Depreciation and amortization expense.

The MC does not monitor the assets and liabilities at segment level.

Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21 Comparative information

In order to maintain consistency with the current year presentation, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant notes.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 20% in the Group, i.e. the impact on Profit for the year would be approximately 80% of the before tax amount. The potential impacts disclosed (less tax) would be the same on the Group’s Equity.

There were no major changes in these risks compared to the previous reporting period.

3.1.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2008 and 2009 Magyar Telekom fulfilled both criteria, Total Debt to EBITDA ratio of 1.61 in 2009 (2008: 1.49), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.59 in 2009, (2008: 8.86), the allowed minimum of which would be 3.0. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange (FX) rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2009) and the preceding reporting period (2008). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change. As a result

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

3.1.1.1    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks primarily arise on financial instruments being denominated in a currency that is not the functional currency of the given operating segment of the Group. Differences resulting from the translation of the foreign subsidiaries financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to substantially reduce FX risk.

(a) FX risks arising on loans from DTIF and related swaps with DT AG

In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(b) FX risks arising on third party loans and related swaps

Magyar Telekom also has third party loans denominated in EUR, for the majority of which we also concluded cross-currency interest rate swap agreements with one of the substantial Hungarian banks to eliminate FX risk in connection with these loans and hedge the whole foreign currency denominated cash flows of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(c) Other FX exposure

The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency (HUF and MKD) against the EUR and USD would have caused HUF 4.1 billion unrealized gain on this net balance (2008: HUF 6.6 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency against the EUR and USD.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -502 million (liability) as of December 31, 2009, while the Group had no open forward deals at the end of 2008. These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes and to cover the FX risk of a short term EUR denominated loan taken from DTAG. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency HUF against the EUR would have caused HUF 6.2 billion unrealized gain on this net balance. Approximately the same amount of loss would have been caused by a 20% stronger HUF against the EUR.

Due to the global financial crisis, even a more than 20% fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

3.1.1.2    Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value).

Changes in market interest rates affect the interest income or expense of non-derivative floating-interest financial instruments for which no cash flow hedges are in place.

(a) Financial assets

Excess cash of the Group’s Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group’s Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cash flows from these instruments.

The Group’s HUF denominated bank deposits amounted to HUF 6.5 billion at the end of 2009 (2008: HUF 29.5 billion). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.3 billion higher interest income in 2009 (2008: HUF 1.2 billion). The interest income would be lower by the same amount in case of 4 percentage point lower interest rate.

The Group’s MKD denominated bank deposits amounted to HUF 32.7 billion at the end of 2009 (2008: HUF 29.8 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 0.6 billion). The interest income would be lower by the same amount in case of 2 percentage point lower interest rate.

The Group’s EUR denominated bank deposits amounted to HUF 37.0 billion at the end of 2009 (2008: HUF 52.1 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 1.0 billion). The interest income would be lower by a smaller amount as interest rates are usually smaller than 2%.

The Group’s USD denominated bank deposits amounted to HUF 2.0 billion at the end of 2008, while the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Group had no significant amount of such deposits at the end of 2009. A 1 percentage point higher interest rate throughout 2008 (assuming the year-end 2008 balance throughout 2008) would have resulted in less than HUF 0.1 billion higher interest income in 2008. The interest income would be lower by a smaller amount as interest rates are usually smaller than 1%.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate borrowings (see above). Sensitivities have been disclosed for a movement of 4 percentage points for HUF, 2 percentage points for MKD and EUR, and 1 percentage point for USD, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b) Financial liabilities

Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company as the financing of the Group is managed centrally. The analysis below describes the Group’s net exposure to the net interest rate risks related to the loans and the related swap agreements.

As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 56% of the Group’s total debt as of December 31, 2009 (2008: 53%).

In addition, some of the Group’s loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2009 balance and rating throughout 2009) on top of the pre-fixed amount of interest (2008: HUF 0.6 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.3 billion lower interest expense for 2009 (2008: HUF 0.3 billion).

Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 44% of the Group’s total debt as of December 31, 2009 (2008: 47%). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 6.7 billion higher interest expense in 2009, while the same decrease of interest rates would cause the same decrease in interest payments (2008: HUF 7.3 billion).

3.1.1.3    Other price risk

As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group’s exposure to such price changes are very limited. See also Note 8.2.

3.1.2 Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The maximum exposure to credit risk as at the financial statement dates are represented by the carrying amounts of the financial assets in the Statement of financial position. Guarantee agreements reducing the maximum exposure to credit risk as at the end of the reporting period are described later in this section.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table represents Magyar Telekom’s maximum exposure to credit risk as at December 31, 2008 and 2009.

	At December 31,
In HUF millions	2008	2009

Cash and cash equivalents	66,680	34,270
Bank deposits with original maturities over 3 months	59,300	50,660
Trade receivables	93,201	100,524
Loans to Deutsche Telekom Group companies	—	29,587
Finance lease receivables	23,082	23,531
Employee loans	4,383	4,870
Dividend receivable from associates	2,033	—
Derivative financial instruments	1,011	1,285
Trade receivables over one year	414	1,487
Loans to third parties	779	580
Financial assets available for sale	282	276
RDC receivables	952	839
Other current	2,186	1,626
Other non-current	170	552
	254,473	250,087

The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables, and to a lesser extent, of Finance lease receivables. Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables have short term maturities, which represent the vast majority of the Group’s financial assets.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 12.2 billion as at December 31, 2009 (2008: HUF 19.8 billion) and those in Macedonia of HUF 57.5 billion as at December 31, 2009 (2008: HUF 13.2) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group’s ownership. Should the partners fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group’s locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

No financial assets other than trade and other receivables had to be impaired in the reported years, as they are neither past due nor are there any signs of impairment.

The following table contains the carrying amount of trade receivables broken down by reportable segment (note 31).

	At December 31,
In HUF millions	2008	2009

CBU	31,923	38,133
BBU	25,740	27,221
Headquarters	15,422	15,554
Macedonia	12,017	12,061
Montenegro	5,853	4,763
Technology	843	859
All other	1,403	1,933
	93,201	100,524

The amounts in the table above are shown net of provisions for impairment losses of HUF 29.7 billion as at December 31, 2009 (2008: HUF 26.3 billion). The annual bad debt expense of the Group had historically been under 1% of the consolidated revenues, except in 2009 (1.4%). Changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.4 billion in 2009 (2008: HUF 6.7 billion).

CBU, BBU and Headquarters (Hungary)

Consumer Services Business Unit (CBU) provides fixed and mobile telecommunications and TV distribution services to residential customers, while the Business Services Business Unit (BBU) has primarily large corporate customers. There’s no significant difference between the recoverability of the segments’ receivables.

There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

Credit checking for CBU customers at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the SOS list of faulty IDs, the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. As of January 1, 2009, the Fraud Detecting System was implemented, which is used to monitor extreme usage and fraudulent behavior of customers not only for mobile but also for fixed-line and Internet services.

In case of BBU, customer managers call a hotline of the Business Customer Care group to check if the customer has outstanding debts.

Dunning procedures for both CBU, BBU and Headquarters are run automatically by the billing systems including SMS, telephone calls, reminder letters, pseudo disconnections, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures to the different customer groups in which varying deadlines are applied. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Macedonia

The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship for example reminding and disconnection activities, collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings, involvement of the executive unit and factoring. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking — which determines that the customer is not indebted and the customers credit worthiness and through preventive barring — which determines the credit limit based on the usual level of the customer’s consumption. There’s no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account past experience in collection and other factors. In Montenegro the Group uses a system of reminders leading to discontinuance of the service as the main tool to collect overdue receivables. Also, according to the balance and number of outstanding bills, the Group uses instruments of litigation of customers. However, customers may be affected by the lower liquidity situation due to the recent volatility in the global and Montenegrin financial markets, which could in turn impact their ability to repay the amounts owed. To the extent that information is available, management revised estimates of expected future cash flows in their impairment assessments.

3.1.3 Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 50.5 billion as at December 31, 2009 (2008: HUF 44.8 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2009. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

The following two tables summarize the maturity structure of Magyar Telekom’s financial liabilities including the interest payable on those liabilities as of December 31, 2009 and 2008. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would be meaningless, therefore, is not included in the tables below.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Total	within 1 year	1 to 5 years	after 5 years
December 31, 2009 (in HUF millions)

Trade payables	85,874	85,874	—	—
Dividend payable	303	303	—	—
Financial liabilities to related parties	403,771	87,380	216,987	99,404

Bank loans	63,430	37,466	25,964	—
Finance lease liabilities	5,686	1,360	2,847	1,479
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,495	1,371	123	1
Total other financial liabilities	70,802	40,267	29,055	1,480

Total cash flows	560,750	213,824	246,042	100,884

Open swap positions’ cash flows
Gross cash inflow in EUR million	308	21	119	168
Gross cash inflow in HUF million (at spot rate)	83,499	5,808	32,190	45,501
Gross cash outflow in HUF million	100,298	7,276	44,355	48,667
Net cash outflow in HUF million	16,799	1,468	12,165	3,166

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in HUF million (at spot rate)	33,313	33,313	—	—
Gross cash outflow in HUF million	33,993	33,993	—	—
Net cash outflow in HUF million	680	680	—	—

December 31, 2008 (in HUF millions)

Trade payables	92,340	92,340	—	—
Dividend payable	290	290	—	—
Financial liabilities to related parties	434,404	126,703	248,606	59,095

Bank loans	59,379	37,227	22,152	—
Finance lease liabilities	7,148	1,721	3,534	1,893
Nonconvertible bonds and debentures	193	71	—	122
Other financial liabilities	5,812	5,270	541	1
Total other financial liabilities	72,532	44,289	26,227	2,016

Total cash flows	599,566	263,622	274,833	61,111

Open swap positions’ cash flows
Gross cash inflow in EUR million	(43)	(23)	(20)	—
Gross cash inflow in HUF million (at spot rate)	(11,386)	(6,090)	(5,296)	—
Gross cash outflow in HUF million	11,275	6,191	5,084	—
Net cash outflow (inflow) in HUF million	(111)	101	(212)	—

The average maturity of Magyar Telekom’s debt portfolio was 2.59 years as at December 31, 2009 (2008: 2.58 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2009 and 2008.

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

• Current and non current financial liabilities to related parties (without accrued interest) – Note 16

• plus Other current and non current financial liabilities (without accrued interest) – Note 17

• less Cash and cash equivalents – Note 6

• less Other current financial assets – Note 8.1.

During 2008 and 2009, the Group’s strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2009 was 30.8% (2008: 29.9%).

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

The equity capital, which the Group manages, amounted to HUF 606 billion on December 31, 2009 (2008: HUF 598 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

4.1 Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2008: HUF 11 billion). See Notes 12 and 13 for the changes made to useful lives in 2009.

The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2 Estimated impairment of goodwill

Goodwill is no longer amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations.

When conducting the goodwill impairment tests, goodwill is allocated to the cash generating operating segments of the Group, CBU, BBU, MBU, Macedonia fixed line, Macedonia mobile, Montenegro mobile. No goodwill was allocated to Montenegro fixed line.

In order to determine the recoverable amounts of the operating segments, the Group calculates the operating segments’ fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group’s segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments are allocated to the other,

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

cash generating operating segments based on the cash generating operating segments’ unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

The table below shows the WACCs and PGRs used in the fair value calculations of the Group’s operating segments for the goodwill impairment test conducted in 2009. The table below also includes sensitivity analyses that show how much impairment should have been recognized as at December 31, 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible changes in the risk free interest rates we disclosed in Note 3.1.1.2. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

2009

	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
if changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—

PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
if changed to	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%
Potential impairment (HUF million)	—	—	—	630	—	—

Cash flows
if changed by	-27%	-27%	-27%	-27%	-27%	-27%
Potential impairment (HUF million)	—	—	—	699	—	—

The table below shows the rates we used when we performed the goodwill impairment testing on the new segments for comparative purposes. No sensitivity analysis is provided to the comparative amounts as the original goodwill impairment testing for year-end 2008 was performed on the old segments that were compliant with IAS 14, but are not compliant with IFRS 8.

2008

	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC	13.22%	13.11%	14.40%	10.80%	11.14%	11.07%
PGR	2.0%	0.5%	2.0%	0.0%	2.0%	0.5%

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.3 Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment of value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4 Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts receivable based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our accounts receivable balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

4.5 Provisions

Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as — for example — in Hungary there are very few cases where the appealed NCAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6 Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents also spend a portion of their agent fees for marketing the Group’s products, while a certain part of the Group’s marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 17.4 billion in 2009 (2008: HUF 19.2 billion), while agent fees amounted to HUF 9.2 billion in 2009 (2008: HUF 8.8 billion). The Group’s marketing costs amounted to HUF 16.2 billion in 2009 (2008: HUF 22.1 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 BUSINESS COMBINATIONS

5.1 Acquisitions in 2009

5.1.1 IKO New Media, IKO Content & Rights and IKO-Telekom Media Holding

Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH’s two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over the part demerging from the original holding company under the name Telekom Media Holding (TMH), IKO NM and IKO CR as of May 31, 2009, while the remaining part of the Holding (IKO Media Holding) including the 31% stake in M-RTL remained with IKO Production. M-RTL had been included in the consolidated financial statements as a 25% associate. As part of the above transaction, we have accounted for the sale of this investment in M-RTL and ITMH, and a business combination with TMH, IKO NM and IKO CR. The gain on the disposal of M-RTL was accounted for as “Other income” in the Profit for the year.

IKO NM is one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. In addition, IKO NM produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary. IKO CR is an aggregator in the content outsourcing market.

Following the business combinations, the newly acquired subsidiaries were renamed to Telekom New Media (TNM) and Telekom Content & Rights (TCR) respectively.

The carrying values as well as the fair values of assets and liabilities acquired through these business combinations as well as the considerations transferred are disclosed in the table below in aggregate amounts.

In HUF millions	Fair values	Carrying values

Fair value of 25% share in M-RTL	4,728
Consideration transferred	4,728

Net assets acquired	3,040
Goodwill	1,688

Net assets acquired:
Cash and cash equivalents	2,074	2,074
Trade and other receivables	598	598
Income tax receivable	57	57
Property, plant and equipment	22	22
Intangible assets	1,436	111
Less: Investment in ITMH as a joint venture	(382)	(382)
Trade and other payables	(513)	(513)
Net deferred tax liability	(252)	—
	3,040	1,967

As the transaction did not require any cash outflow from the Group, the cash balances of the acquired companies are disclosed as Proceeds from disposal of subsidiaries and associates in the 2009 Statement of cash flows.

TMH, TNM and TCR have been consolidated in the MBU operating segment of the Group since May 31, 2009.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.1.2 ISH

In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

As the purchase price allocation has not been completed yet, the fair values of assets and liabilities acquired at the time acquisition, are preliminary amounts, disclosed in the table below. Further, as there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Provisional fair values

Purchase price of ownership acquired	3,101
Additional estimated purchase price	12
Additional costs directly attributable to the business combination	45
Consideration transferred	3,158

Net assets acquired	2,831
Goodwill	327

Net assets acquired:
Cash and cash equivalents	345
Trade and other receivables	1,285
Income tax receivable	124
Inventories	67
Property, plant and equipment	31
Intangible assets	935
Other non current financial assets	929
Other financial liabilities	(198)
Trade and other payables	(468)
Net deferred tax liability	(219)
2,831

The initial purchase price and a part of the additional costs were paid in cash in 2009, while the remaining estimated HUF 27 million is payable in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.1.3 Cable TV networks

In 2009 Magyar Telekom acquired a number of cable TV networks for HUF 1,745 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks’ potential of acquiring additional customers and conveying additional services.

The fair values of assets acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate amounts. As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Fair values

Purchase price of ownership acquired	1,745
Additional costs directly attributable to the business combination	—
Consideration transferred	1,745

Net assets acquired	(1,324)
Goodwill	421

Net assets acquired:
Property, plant and equipment	938
Intangible assets	386
1,324

The total purchase price was paid in cash in 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.1.4 KFKI Direkt

Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. in February 2009. The purchase price was HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. KFKI Direkt achieved approximately HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. The transaction was closed on June 30, 2009, since when KFKI Direkt has been a consolidated subsidiary of the Group, included in the BBU operating segment.

The carrying values and the fair values of assets and liabilities acquired as well as the considerations transferred are disclosed in the table below.

In HUF millions	Fair values	Carrying values

Purchase price of ownership acquired	300
Additional estimated purchase price	10
Additional costs directly attributable to the business combination	17
Consideration transferred	327

Net assets acquired	304	187
Goodwill	23

Net assets acquired:
Cash and cash equivalents	115	115
Trade and other receivables	106	106
Income tax receivable	10	10
Property, plant and equipment	17	17
Intangible assets	144	—
Trade and other payables	(61)	(61)
Net deferred tax liability	(27)	—
	304	187

The initial purchase price and the additional costs were paid in cash in 2009, while the additional purchase price is expected to be paid in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2 Acquisitions in 2008

5.2.1 Cable TV networks

In 2008 Magyar Telekom acquired a number of cable TV networks for HUF 687 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks’ potential of acquiring additional customers and conveying additional services.

The fair values of assets and liabilities acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate amounts.

As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Fair values

Purchase price of ownership acquired	687
Additional costs directly attributable to the business combination	—
Consideration transferred	687

Net assets acquired	555
Goodwill	132

Net assets acquired:
Trade and other receivables	4
Property, plant and equipment	522
Intangible assets	104
Income taxes payable	(30)
Trade and other payables	(14)
Net deferred tax liability	(31)
555

The total purchase price was paid in cash in 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3 Acquisitions in 2007

5.3.1 MobilPress

In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the MBU operating segment of the Group. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

The carrying values of MobilPress’s net assets at acquisition as well as the consideration transferred are disclosed in the table below. The Group has estimated the fair values of the net assets acquired to equal their carrying values.

In HUF millions	Carrying values / Fair values

Purchase price of ownership acquired	600
Additional purchase price	50
Consideration transferred	650

Net assets acquired	93
Goodwill	557

Net assets acquired:
Cash	64
Trade and other receivables	266
Non current assets	56

Trade and other payables	(285)
Other financial liabilities	(2)
Non current liabilities	(6)
93

The total purchase price was paid in cash in 2007.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. The majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3.2 T-Systems Hungary (TSH)

In December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH had been an associate of the Group since September 2004, with the majority owner being another Deutsche Telekom Group member. As the transaction took place between entities under common control, the acquisition was accounted for at cost. The carrying values of TSH’s net assets at acquisition as well as the consideration transferred are disclosed in the table below. TSH has been a consolidated subsidiary of the Group since January 1, 2007 included in the BBU operating segment.

In HUF millions	Carrying values

Purchase price of ownership acquired	60
Carrying value of TSH as an associate	1,540
Associate goodwill	149
Consideration transferred	1,749

Net assets acquired	1,752
Excess (recognized in equity)	3

Net assets acquired:
Cash	421
Trade and other receivables	6,356
Inventory	146
Property, plant and equipment	925
Intangible assets	3,202

Trade payables	(3,471)
Other financial liabilities	(4,258)
Provisions	(179)
Total net assets	3,142
Less: Non-controlling interest	(1,539)
Associate goodwill transferred to goodwill	149
1,752

The purchase price of HUF 60 million was paid in cash in 2007.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.4 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated from the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

In HUF millions	2007	2008	2009

Revenues
Reported	676,661	673,056	643,989
Pro forma — if consolidated from beginning of year	676,661	673,145	647,652
Current year contribution since date of business combination in the year of acquisition	4,969	53	1,185

Profit for the year
Reported	73,056	105,593	93,253
Pro forma — if consolidated from beginning of year	73,056	105,604	93,724
Current year contribution since date of business combination in the year of acquisition	(1,812)	7	110

5.5 Disposals of subsidiaries

In November 2009, the Company signed a sale-purchase agreement for the total of its 100% investment in Orbitel, which was subject to the approval of the Bulgarian competition office, which was received in January 2010. Consequently, the deal was not closed in 2009, therefore Orbitel was continued to be consolidated in 2009. See also Note 36.

In 2008 the Group sold its 100% investment in MontMak. In 2007 the Group sold the total of its 51% ownership in Montenegrocard. The results of the above transactions have been recognized as Other operating income in the years of disposal (Note 26).

All the above subsidiaries sold conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

	At December 31,
In HUF millions	2008	2009

Cash on hand	112	175
Cash in bank (demand deposits)	11,088	7,396
Bank deposits with original maturities within 3 months	55,480	26,699
	66,680	34,270

Cash and cash equivalents by country of location	At December 31,
In HUF millions	2008	2009

Hungary	38,257	12,302
Macedonia	22,308	20,313
Montenegro	4,699	986
Other countries	1,416	669
Group	66,680	34,270

7 Trade and other receivables

7.1 Trade and other receivables — carrying amounts

		At December 31,
In HUF millions		2008	2009

Trade receivables from third parties		87,092	95,032
Trade receivables from Deutsche Telekom Group companies		5,903	5,492
Trade receivables from associates and joint ventures		206	—
Total trade receivables	(b)	93,201	100,524

Prepayments and advance payments		6,902	4,998
Advance dividend paid to Non-controlling interests	(a)	—	3,166
Other taxes receivable		744	358
Other		1,048	1,307
Total other receivables		8,694	9,829

		101,895	110,353

(a)                                  Advance dividend paid to Non-controlling interests

This item includes the advance dividend paid by Crnogorski Telekom to its minority shareholders during the year, as approved by an Extraordinary General Meeting. There are legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclose these amounts paid as an advance as we would have the rights to reclaim these payments should the General Meeting of Crnogorski Telekom decide on a lower final dividend to be declared or use this payment to offset the final dividend liability to be approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)                                  Age profile of Trade receivables

The following tables show the age profile of the Group’s trade receivables by reportable segment by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

			of which past due by
In HUF millions	Carrying amount as of Dec 31, 2009	of which not past due	less than 30 days	30 — 60 days	61 — 90 days	91 — 180 days	181 — 360 days	over 360 days

CBU	38,133	27,952	5,393	1,221	542	950	1,071	1,004
BBU	27,221	22,753	2,428	756	315	533	375	61
Headquarters	15,554	12,432	2,858	221	2	—	—	41
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Technology	859	816	24	2	3	12	2	—
All others	1,933	1,534	260	80	4	38	17	—
Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

			of which past due by
In HUF millions	Carrying amount as of Dec 31, 2008	of which not past due	less than 30 days	30 — 60 days	61 — 90 days	91 — 180 days	181 — 360 days	over 360 days

CBU	31,923	22,620	5,873	947	498	859	876	250
BBU	25,740	21,134	3,107	559	308	422	153	57
Headquarters	15,422	11,845	2,262	487	374	251	179	24
Macedonia	12,017	9,402	1,397	447	177	351	188	55
Montenegro	5,853	3,813	1,243	244	156	247	75	75
Technology	843	733	105	2	1	—	2	—
All others	1,403	1,003	160	102	9	80	12	37
Total	93,201	70,550	14,147	2,788	1,523	2,210	1,485	498

The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.4 months of revenue. As disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.4 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

The Group has no collaterals related to its trade receivables.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.2 Impairment losses of financial assets

Impairment losses are recognized for Trade and other receivables from third parties and one finance lease receivable in 2007. The table below shows the impairment loss and changes therein for 2008 and 2009.

	At December 31,
In HUF millions	2008	2009

Impairment loss, beginning of period	30,263	26,312
Charged to expense - net (included in Other operating expenses)	4,353	9,072
Translation difference	592	404
Utilized	(8,896)	(6,123)
Impairment loss, end of period	26,312	29,665

The closing balance as at December 31, 2007 included the impairment charged for a finance lease receivable (disclosed in Note 8) in an amount of HUF 1,500 million. This impairment loss was reversed in 2008 as the negotiations with the customer resulted in an agreed schedule of the termination of the contract and the recovery of the finance lease receivable was ensured. The reversal was recognized as a reduction to the Bad debt expense in 2008.

The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

The table below includes the impairment losses and the changes therein in 2009 for the reportable segments of the Group.

Impairment losses by segment (in HUF millions)	At December 31, 2008	Charged to expense	Translation difference	Utilized	At December 31, 2009

Macedonia	8,858	910	240	(693)	9,315
CBU	8,454	5,244	—	(2,558)	11,140
Montenegro	5,188	453	161	(1,836)	3,966
BBU	2,464	1,000	—	(661)	2,803
Headquarters	1,160	1,324	2	(283)	2,203
Technology	17	69	—	—	86
All others	171	72	1	(92)	152
Group	26,312	9,072	404	(6,123)	29,665

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other financial assets

Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. Other than a finance lease receivable (Note 7.2) none of these financial assets had to be impaired in any of the reported years.

8.1 Other current financial assets

		At December 31,
In HUF millions		2008	2009

Bank deposits with original maturities over 3 months	(a)	59,300	50,660
Finance lease receivable	(b)	3,718	3,797
Loans and receivables from employees	(c)	798	419
RDC receivable	(d)	189	193
Derivative financial instruments contracted with related parties	(e)	—	662
Derivative financial instruments contracted with third parties	(f)	1,011	623
Dividend receivable from joint ventures	(g)	2,033	—
Loans to Deutsche Telekom Group companies	(h)	—	29,587
Other		1,449	1,670
		68,498	87,611

(a)     The table below shows the Bank deposits with original maturities over 3 months by countries.

	At December 31,
In HUF millions	2008	2009

Macedonia	42,809	38,418
Montenegro	16,455	12,242
Hungary	36	—
	59,300	50,660

8.2 Other non current financial assets

		At December 31,
In HUF millions		2008	2009

Finance lease receivable	(b)	19,364	19,734
Loans and receivables from employees	(c)	4,018	4,492
RDC receivable	(d)	763	646
Trade receivables over one year	(i)	414	1,487
Financial assets available for sale	(j)	282	276
Other		1,253	1,047
		26,094	27,682

(b)    See Note 32.3 for more information on Finance lease receivable.

(c)     Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(d)    RDC receivable represents Crnogorski Telekom’s receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(e)     Derivative financial instruments contracted with related parties include the fair value of open currency

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

forwards and cross-currency interest rate swaps.

(f)       Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps.

(g)    Dividend receivable from joint ventures as of December 31, 2008 included the amount of dividend due from ITMH, which was fully paid in 2009.

(h)    Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 includes two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16).The interest rate on the HUF 20,000 million deposit is a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit is a fixed 6.4%. The remaining HUF 87 million is the accrued interest as of December 31, 2009.

(i)        Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(j)        Financial assets available for sale include insignificant investments in equity securities.

9 Income tax

9.1 Current income tax receivable and payable

Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2 Income tax expense

The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
In HUF millions	2007	2008	2009

Corporate income tax	7,795	9,941	5,914
Other income taxes	9,321	9,462	7,929
Deferred income taxes	9,105	8,295	7,115
Total income tax expense	26,221	27,698	20,958

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.3 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
In HUF millions		2007	2008	2009

IFRS profit before income tax		99,277	133,291	114,211

Tax at 16%		(15,884)	(21,327)	(18,274)
Impact of different tax rates	(a)	(4,088)	(1,512)	3,730
Tax on items not subject to tax	(b)	1,650	2,278	1,807
Tax on non deductible items	(c)	(1,107)	(2,134)	(1,251)
Other income taxes	(d)	(9,321)	(9,462)	(7,929)
Impact of tax deductibility of other income taxes	(e)	2,873	2,883	2,559
Withholding tax	(f)	(1,684)	(1,111)	(1,128)
(De)/recognized deferred tax on tax losses	(g)	73	1,436	—
Broadband tax credit accretion	(h)	1,267	1,251	1,476
Changes in the Macedonian tax regime	(i)	—	—	417
Change in tax rate	(j)	—	—	(2,365)
Income tax expense		(26,221)	(27,698)	(20,958)

Effective tax rate		26.4%	20.8%	18.4%

(a)           Impact of different tax rates

The corporate tax rate in Hungary was 16% in the reported periods. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The tax rate reconciliation for all 3 years includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 12% in 2007, 10% in 2008 and 0% in 2009 in respect of the undistributed profit before tax. Deferred tax balances have been recalculated before 2007 when the decrease was enacted in advance and also in 2009 when new changes regarding the year 2009 were enacted. The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years.

(b)           Tax on items not subject to tax

Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates’ and joint ventures’ profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c)           Tax on non deductible items

This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)           Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional income tax expenses for the Hungarian entities of the Group, included in this line of the reconciliation.

(e)           Deductibility of other income taxes from the corporate tax base

The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in the presented three years.

(f)            Withholding tax

Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

(g)           (De)/recognized deferred tax on tax losses

Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(h)           Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

(i)            Changes in the Macedonian tax regime

Due to the changes in the Macedonian corporate tax law we reversed the year-end 2008 deferred tax liability of our Macedonian subsidiaries, and further no deferred tax liability is accounted for during 2009.

(j)            Change in tax rate

The new tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances have been recalculated accordingly, the impact of which is included in this line of the reconciliation.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.4 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

In HUF millions	Balance at Dec. 31, 2007	Effect on profit	Other movements	Balance at Dec. 31, 2008	Effect on profit	Other movements	Balance at Dec. 31, 2009
Deferred tax assets and (liabilities)

Investment tax credits	13,588	1,873	350	15,811	547	428	16,786
Net operating loss carry-forward	541	741	—	1,282	507	—	1,789
Investments in subsidiaries	(1,413)	(12)	—	(1,425)	99	—	(1,326)
Withholding tax	(3,640)	402	—	(3,238)	139	—	(3,099)
Other financial assets	(8)	(208)	35	(181)	529	—	348
Impairment of receivables, inventory	2,562	(1,604)	—	958	1,105	—	2,063
Property, plant and equipment and intangible assets	(9,471)	(9,464)	(143)	(19,078)	(8,080)	(536)	(27,694)
Goodwill	(7,091)	(1,198)	—	(8,289)	(1,563)	—	(9,852)

Trade and other payables	(418)	546	—	128	(8)	—	120
Loans and other borrowings	123	439	—	562	(205)	—	357
Deferred revenue	293	531	—	824	(954)	—	(130)
Provisions for liabilities and charges	3,506	(341)	—	3,165	769	—	3,934
Total net deferred tax asset / (liability)	(1,428)	(8,295)	242	(9,481)	(7,115)	(108)	(16,704)

Of which deferred tax liability after netting	(2,714)			(11,071)			(18,594)
Of which deferred tax asset after netting	1,286			1,590			1,890

Items included in other movements

Investment tax credit recognized against cost of PPE			350			428
AFS financial assets — valuation differences recognized in equity			35			—
Currency translation adjustment arising on consolidation			(112)			(38)
Arising on business combinations			(31)			(498)
			242			(108)

The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

The Group’s net deferred tax liability balance is HUF 16,704 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 6,428 million net deferred tax is expected to reverse in 2010 (deferred tax asset of HUF 6,653 million and deferred tax liability of HUF 225 million). The above items exclude deferred tax items expected to arise in 2010.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Deferred tax arising on the revaluation of available-for-sale financial assets recognized in Other comprehensive income is also recognized in Other comprehensive income.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 8,716 million at December 31, 2009 (2008: net liability of HUF 3,211 million).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If the Group’s Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 2,191 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. If the Group’s Montenegrin subsidiary distributed all its distributable reserves in the form of a dividend, the Group would have to pay HUF 908 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries’ retained earnings (undistributed results of 2007 - 2009) in the foreseeable future.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2010 for which a deferred tax asset has been recognized. As of December 31, 2009, the balance of recognized tax losses is HUF 10,702 million of which HUF 9,475 million is not subject to statutory limitations (2008: HUF 9,978 million of which HUF 8,088 million was not subject to statutory limitations). For tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized as at December 31, 2009 (2008: HUF 1,984 million).

9.5 Investment tax credits

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the deferred tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2009

2003	6,194	2,592	1,132	(3,724)	—
2004	6,968	3,027	1,517	(1,693)	2,851
2005	13,991	5,765	1,296	(2,203)	4,858
2006	15,184	4,423	1,150	(473)	5,100
2007	11,343	3,036	527	(87)	3,476
2008	2,215	461	40	—	501
2009	—	—	—	—	—
Total	55,895	19,304	5,662	(8,180)	16,786

			Expires in year	2015	7,709
				2016	5,100
				2017	3,476
				2018	501
					16,786

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.6 Tax reviews

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect, other than certain minor items already provided for.

9.7 Dividends paid by Magyar Telekom Plc.

The dividends paid and payable by Magyar Telekom Plc. to its owners may be subject to withholding or income taxes of the owners, which do not have an impact on the amount of the dividend declared or on the Company’s tax expense as these taxes — if any — are levied on the owners.

10 Inventories

	At December 31,
In HUF millions	2008	2009

Cables, wires and other materials, work-in-progress and advances	2,964	2,492
Inventory for resale	10,703	7,619
Subtotal	13,667	10,111
Less allowances for obsolete inventory	(376)	(323)
	13,291	9,788

The Inventory for resale balance as at December 31, 2008 included hardware and software assets in an amount of HUF 1,851 million which had been sold in a finance lease contract to a major business customer in and after 2001, which terminated the contract for the assets and the related services as of December 31, 2008. In December 2008 the Group concluded a contract for the sale of these assets in a finance lease transaction effective from January 2009. The Group disclosed these assets as inventory as at December 31, 2008 as the assets were neither leased to the old customer any more, nor sold to the new customer yet.

11 Non current assets held for sale

Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also includes the non current assets of Orbitel, the Group’s consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Property, plant and equipment

In HUF millions	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total

At January 1, 2008
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)
Carrying amount	4,768	99,025	413,512	21,819	539,124

Of which held for sale					(4,393)
					534,731

Carrying amount - January 1, 2008	4,768	99,025	413,512	21,819	539,124
Exchange differences	49	725	2,660	320	3,754
Additions due to business combinations	—	—	522	—	522
Additions due to asset retirement obligations	—	2,303	1,111	—	3,414
Investments	257	6,880	67,337	11,015	85,489
Disposals	—	(2,683)	(867)	(416)	(3,966)
Depreciation charge	—	(4,357)	(70,588)	(7,928)	(82,873)
Reclassifications	294	(294)	—	—	—
Carrying amount - December 31, 2008	5,368	101,599	413,687	24,810	545,464

At December 31, 2008
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)
Carrying amount	5,368	101,599	413,687	24,810	545,464

Of which held for sale					(1,775)
					543,689

Carrying amount - January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—
Carrying amount - December 31, 2009	5,567	99,630	425,615	22,723	553,535

At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)
Carrying amount	5,567	99,630	425,615	22,723	553,535

Of which held for sale					(2,790)
					550,745

The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 30,664 million as at December 31, 2009 (2008: HUF 32,601 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (Note 19.5).

Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

No impairment was identified in 2009 and 2008.

The reclassifications between asset categories or their impact on depreciation expense was not material.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2009 the gross book value of the leased back assets is HUF 2,706 million (2008: HUF 2,739 million) and the net book value is HUF 1,172 million (2008: HUF 1,450 million).

Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2009 the gross book value of the finance leased assets is HUF 2,150 million (2008: HUF 2,646) and the net book value is HUF 1,237 million (2008: HUF 1,813 million).

Included in telecommunications equipment at December 31, 2009 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,698 million (2008: HUF 1,759 million) and net book value of HUF 155 million (2008: HUF 1,122 million). Depreciation for the year of these assets amounted to HUF 1,543 million (2008: HUF 469 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

HUF 2,409 million of PPE has restricted titles as at December 31, 2009 (2008: HUF 3,263 million), which are included in our assets as finance leases.

The reviews of the useful lives of property, plant and equipment during 2009 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years .

In HUF millions	2009	2010	2011	2012	After 2012

Increase / (decrease) in depreciation	(2,017)	(3,426)	(165)	157	5,451

The useful lives assigned to different types of property, plant and equipment are as follows:

Years

Buildings	5 - 50
Duct, cable and other outside plant	3 - 38
Other telecommunications equipment	2 - 25
Other equipment	2 - 12

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Intangible assets

In HUF millions	Goodwill (as restated)	Software	Concessions and licenses	Other	Total

At January 1, 2008
Cost	243,999	135,990	54,262	23,243	457,494
Accumulated amortization	—	(94,821)	(17,257)	(10,502)	(122,580)
Carrying amount	243,999	41,169	37,005	12,741	334,914

Carrying amount - January 1, 2008	243,999	41,169	37,005	12,741	334,914
Exchange differences	346	357	298	250	1,251
Additions due to business combinations	132	—	—	104	236
Investments	—	19,680	2,525	255	22,460
Disposals	—	—	—	(235)	(235)
Amortization charge	—	(16,263)	(3,464)	(3,520)	(23,247)
Carrying amount - December 31, 2008	244,477	44,943	36,364	9,595	335,379

At December 31, 2008
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)
Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount - January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)
Carrying amount - December 31, 2009	246,140	46,610	33,845	9,499	336,094

At December 31, 2009
Cost	246,140	164,668	52,134	25,906	488,848
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)
Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)
					335,615

As a result of the findings of the Investigation (Note 1.2), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom’s repurchase of 10% of its shares in 2006. These amounts have been retrospectively derecognized from goodwill.

Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations.

Investments represent the regular investing activity in intangible assets.

The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years

Software	2 - 8
Concessions and licenses	3 - 25
Other intangible assets	3 - 10

The reviews of the useful lives of intangible assets during 2009 affected the lives of a large number of assets including primarily IT and operation support systems and software. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of amortization in the current and future years.

In HUF millions	2009	2010	2011	2012	After 2012

Increase / (decrease) in amortization	(722)	(1,367)	1,160	764	164

The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments of the Group as follows.

	As at December 31,
In HUF millions	2008	2009

CBU	139,326	139,743
BBU	44,871	45,220
Macedonia mobile	38,804	38,837
Macedonia fixed line	12,506	12,506
Montenegro mobile	5,487	5,612
Other segments	3,483	4,222
Total goodwill	244,477	246,140

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in 2007 and 2008 that the carrying amount of goodwill did not suffer impairment. In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill. The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel’s net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Investments in associates and joint ventures

	For the year ended December 31,
In HUF millions	2008	2009

Opening balance	4,936	4,136
Dividends	(2,141)	(102)
Share of associates’ and joint ventures’ profits / (losses)	1,341	(109)
Disposal of ITMH (Note 5.1.1)	—	(382)
Disposal of M-RTL (Note 5.1.1)	—	(3,357)
Closing balance	4,136	186

The following table shows the total assets and liabilities as at December 31, 2008 and 2009, and revenues and profit for the year ended December 31, 2008 and 2009 of Hunsat, the single remaining significant joint venture of the Group.

In HUF millions	Hunsat 2008	Hunsat 2009
Current assets	1,285	1,017
Non current assets	3	2
Current liabilities	(1,001)	(728)
Non current liabilities	—	—
Revenues	3,387	3,448
Profit for the year	186	291

There are no material contingent liabilities of our associates and joint ventures as of December 31, 2008 or 2009. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15 Other non current assets

Other non current assets mainly include long-term prepaid employee benefits.

16 Financial liabilities to related parties

Financial liabilities to related parties include loans taken from DTIF, predominantly denominated in HUF. For the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom’s exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2009 and 2008.

December 31, 2009	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010
Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050
Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015
Total non current	266,998

December 31, 2008	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	9,486	HUF	12.35	floating	Jan 2009
	5,000	HUF	9.68	fixed	Sep 2009
	25,000	HUF	9.61	fixed	Oct 2009
	28,000	HUF	9.15	floating	Oct 2009
	20,000	HUF	7.55	fixed	Oct 2009
Due within 1 year	87,486
Accrued interest	8,845
Total current	96,331

	9,486	HUF	12.35	floating	Jan 2010
	10,060	HUF	8.17	fixed	Jul 2010
	20,121	HUF	8.18	fixed	Jul 2010
	9,486	HUF	12.35	floating	Jan 2011
	25,000	HUF	9.30	floating	Apr 2011
	34,384	HUF	7.75	fixed	Jul 2011
	9,487	HUF	12.35	floating	Jan 2012
	40,000	HUF	11.93	floating	May 2012
	9,487	HUF	12.35	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	50,586	HUF	8.30	fixed	May 2015
Total non current	243,097

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2008		2009
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated loans
At fixed rate	190,151	194,861	160,677	169,877
At floating rate	140,432	140,432	102,944	102,945
	330,583	335,293	263,621	272,822
EUR denominated loans
At fixed rate	—	—	42,912	47,157
At floating rate	—	—	20,313	20,313
	—	—	63,225	67,470
Accrued interest	8,845	8,845	7,675	7,675
Swaps	—	—	3,050	3,050

Total related party financial liabilities	339,428	344,138	337,571	351,017

The weighted average interest rate on related party loans was 6.75% in 2009 (9.39% in 2008, 7.95% in 2007). The fixed interest rate loans are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest liabilities.

Accrued interest include the nominal interest earned that is paid quarterly, semi-annually or annually.

Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group’s exposure to HUF in case of the EUR denominated loans.

There were no defaults and breaches in connection with the financial liabilities to related parties.

17 Other financial liabilities

		At December 31,
In HUF millions		2008	2009

Bank loans	(a)	33,246	32,810
Finance lease payable (Note 32.1)		1,018	763
Accrued interest		1,246	1,139
Third party derivatives	(b)	—	179
Other		1,624	1,441
Total other financial liabilities — current		37,134	36,332

Bank loans	(a)	19,313	23,316
Finance lease payable (Note 32.1)		3,474	2,660
Other		252	245
Total other financial liabilities — non current		23,039	26,221

(a) Bank loans

	As at December 31,
In HUF millions	2008	2009

Current bank loans	33,246	32,810
Non current bank loans (within 1-5 years)	19,313	23,316
Total bank loans	52,559	56,126

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans totaling HUF 9,997 million at December 31, 2009 are revolving loans (2008: HUF 2,277 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The weighted average interest rate on bank loans was 7.92% in 2009 (8.54% in 2008, 7.41% in 2007).

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2008		2009
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated bank loans
At fixed rate	11,000	11,768	11,000	12,090
At floating rate	28,515	28,515	38,215	38,215
	39,515	40,283	49,215	50,305
EUR denominated bank loans
At fixed rate	10,767	11,069	5,164	5,316
At floating rate	2,277	2,277	1,747	1,747
	13,044	13,346	6,911	7,063

Total bank loans	52,559	53,629	56,126	57,368

Floating interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to floating interest rates, which are exposed to cash flow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

There were no defaults and breaches in connection with other financial liabilities.

(b) Third party derivatives

Third party derivatives included FX forward deals in a total fair value of HUF 179 million (unrealized loss) as of December 31, 2009. There were no such derivatives of a liability nature as at December 31, 2008.

(c) Credit facilities

At December 31, 2009, Magyar Telekom had un-drawn committed credit facilities of HUF 50,479 million (2008: HUF 44,833 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18 Trade payables

	At December 31,
In HUF millions	2008	2009

Payable to DT Group companies	5,850	5,169
Payable to associates and joint ventures	7	7
Other trade payables	86,483	80,698
	92,340	85,874

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 Provisions

In HUF millions	Severance	Legal cases	MTIP	Fixed to mobile IC fees	ARO	Other (as restated)	Total

January 1, 2008	14,722	5,652	55	6,984	1,244	4,068	32,725
Amounts utilized	(10,988)	(199)	(175)	—	(72)	(558)	(11,992)
Amounts reversed	(62)	(1,469)	—	(8,499)	—	(1,464)	(11,494)
Exchange rate difference	31	246	—	—	—	14	291
Accretion	—	—	—	—	70	—	70
Additions	6,061	2,683	356	1,515	3,414	2,262	16,291
December 31, 2008	9,764	6,913	236	—	4,656	4,322	25,891

Amounts utilized	(7,832)	(1,887)	(277)	—	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	(1,298)	—	—	(26)	—	(2,856)
Exchange rate difference	43	189	—	—	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	1,733	397	—	259	836	11,529
December 31, 2009	8,747	5,650	356	—	5,010	2,650	22,413

Of which current	8,295	3,471	—	—	175	751	12,692
Of which non current	452	2,179	356	—	4,835	1,899	9,721

Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

Provisions recognized for customer loyalty programs in previous years have been retrospectively reclassified as other liabilities (current and non current). See more information in Note 2.1.5.

19.1 Severance

The majority of the provision for severance as at December 31, 2009 relates to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation of services. The provision for severance as at December 31, 2008 mostly related to the major restructuring of Magyar Telekom Plc’s operations from January 1, 2009, and impacted all functions of the Company.

961 employees were dismissed in 2009 (2008: 1,910) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2009 relates to 569 employees  and former employees in the stand-by-pool (2008: 738) working in various functions of the Group.

The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amount of the reversal of provision in 2009 is the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

The total payments made in relation to employee termination in 2008 amounted to HUF 13,468 million, of which HUF 10,988 million was charged against the provision as at December 31, 2007, while the rest was recognized as employee related expense in 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.2 Legal cases

Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. Further, the disclosure of any individual legal case could hurt the Group defending its position at various courts.

19.3 MTIP

For more details on the Mid-term Incentive Plan see Note 24.1.1.

19.4 Fixed to mobile (F2M) interconnect fees

The amount provided for in this category in prior years included amounts collected from Magyar Telekom Plc’s customers, which were estimated as probably repayable to universal customers related to the reduced fixed to mobile termination charges, which was accounted for as a reduction of revenues.

Pursuant to a decree, the Company had the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company did not fulfill this obligation because the mobile operators - referring to their lawsuits against the NCAH resolutions - did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company.

The NCAH called upon the Company to repay the difference to its universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCAH resulted in a positive conclusion, whereby the NCAH accepted the Company’s arguments that in other forms of compensation the Company had already passed on the required discounts to the customers. Even though the NCAH conclusion was limited to the year 2005, based on the NCAH’s reasoning for the relief, management believes that the Company passed on the required discounts to its customers in the subsequent years of 2006-2009 as well. As a result of the above, management believed that the recognition of the provision was no longer necessary, and in 2008 released to revenues the total amount of the provision accumulated in prior years.

19.5 Asset retirement obligations (ARO)

Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties’ properties.

In 2009, the Group conducted a revision of the required provisions, primarily as a result of the increased discount rates, and recognized the difference as a change in estimate in an amount of HUF 233 million against the carrying amounts of the related assets.

In 2008, the Group conducted a revision of the probabilities of having to dismantle the constructed assets and having to remediate the landlords’ and public premises after dismantling, and revised the projected cash outflows expected to be incurred to settle these obligations at the end of the useful life of the assets. As a result of the revision, the Group recognized an additional HUF 3,344 million provision in 2008 against an increase in the carrying amounts of the related assets.

19.6 Other provisions

Other provisions include guarantee obligations and further other individually small items as well as provisions for onerous contracts. The December 31, 2006 balance of Other provisions has been restated to also include the provisions for the potential tax implications of the contracts identified by the Investigation (Note 1.2.2).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 Other current liabilities

		At December 31,
In HUF millions		2008	2009

Deferred revenue and advances received	(a)	14,495	12,131
Other taxes and social security		9,925	8,838
Salaries and wages		8,136	8,652
EKG payable	(b)	3,476	—
Dividend payable to Non-controlling interests		290	303
Other liabilities		1,770	2,304
		38,092	32,228

(a) Deferred revenue and advances received

Deferred revenue and advances received include amounts already collected but not yet earned. Included in these are also the accruals recognized for customer loyalty programs in previous years that have been retrospectively reclassified from provisions and are now disclosed in this caption. See more information in Note 2.1.5.

(b) EKG payable

During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring it back to the government at the end of the term free of charge. During the term of the agreement, the Company had exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability. The contract expired in 2009, with the last payments made in 2009.

21 Other non current liabilities

	At December 31,
In HUF millions	2008	2009

Deferred revenue (Note 20)	908	1,089
EKG payable (Note 20)	385	—
Other	11	11
	1,304	1,100

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 Revenue

	For the year ended December 31,
In HUF millions	2007	2008	2009

Fixed line revenues
Voice retail	159,772	151,033	128,133
Voice wholesale	30,319	21,494	21,322
Internet	57,796	59,823	55,089
Data	27,440	28,839	30,762
TV	18,102	18,830	23,753
Equipment	5,395	7,058	4,745
Other fixed line revenues	10,509	12,818	10,276
Total Fixed line revenue	309,333	299,895	274,080

Mobile revenues
Voice retail	195,718	196,983	192,704
Voice wholesale	46,244	46,241	41,563
Voice visitor	6,632	5,995	4,959
Non voice	45,068	50,936	56,188
Equipment	23,121	21,169	21,320
Other mobile revenues	8,984	10,441	9,262
Total Mobile revenue	325,767	331,765	325,996

System integration and IT revenue	41,561	41,396	43,913

Total revenue	676,661	673,056	643,989

None of the Group’s customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that - knowingly to us — are under common control of a third party or government) do not exceed 10 per cent of the Group’s revenues.

23 Expenses directly related to revenues

	For the year ended December 31,
In HUF millions	2007	2008	2009

Voice, data and internet related payments	86,244	79,076	71,583
Material cost of equipment sold	41,957	45,061	44,011
Payments to agents and other subcontractors	49,064	43,421	44,982
	177,265	167,558	160,576

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Employee related expenses

		For the year ended December 31,
In HUF millions	Note	2007	2008	2009

Short term benefits		99,459	96,407	100,425
Share based payments	24.1	(134)	356	397
Termination benefits	19.1	25,332	8,510	7,640
Total before capitalization		124,657	105,273	108,462
Expenses capitalized		(4,481)	(4,953)	(6,544)
		120,176	100,320	101,918

Total costs expensed in relation to defined contribution plans (including social security)		28,791	23,376	23,690

Closing number of employees		11,723	10,438	10,828

24.1 Share-based compensation

24.1.1 Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009, Magyar Telekom decided on prolonging the original program by one additional year, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0, 50 or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments. The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan.

The share price calculated according to the above are included in the table below. When determining the Group’s liability, these target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment

1	January 1, 2004 — December 31, 2006	755	Only absolute target met
2	January 1, 2005 — December 31, 2007	843	Neither targets met
3	January 1, 2006 — December 31, 2008	949	Only relative target met
4	January 1, 2007 — December 31, 2009	1,013	Only relative target met
5	January 1, 2008 — December 31, 2010	912	—

6	January 1, 2009 — December 31, 2011	561	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.1.2 Management share option plan

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares. Consequently, the Company issued 4,900,000 shares on July 1, 2002, which were repurchased immediately as treasury shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company’s share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options had a life of five years from the grant date, meaning that the un-exercised options were forfeited without replacement or compensation on June 30, 2007.

The option with respect to a maximum of one-third of the shares that could be purchased under the first tranche was exercisable from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that could be purchased under the second tranche was exercisable from July 1, 2004 until the end of the term. The option with respect to the rest of the shares that could be purchased under the third tranche was exercisable from July 1, 2005 until the end of the term.

As the management share option plan did not fall into the scope of IFRS 2 — Share based Payments, the Group did not recognize compensation expense in any of the periods.

The table below shows the movements in the number of management stock options in thousands.

	2005	2006	2007	Average exercise price (HUF)

Opening number of share options	3,207	1,929	1,307	944
Number of share options exercised	(991)	(539)	(414)	944
Forfeited share options	(287)	(83)	(893)	944
Closing number of share options	1,929	1,307	—	—

Number of exercisable options at end of year	1,929	1,307	—	—

The average share price on the exercise dates in 2007 was HUF 985 (2006: HUF 1,060).

24.1.3 The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options was determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vested after one year, another one third vested two years after the grant date, while the last third vested after three years. The options are exercisable for ten years after the grant date.

In 2006, the former CEO resigned and exercised his remaining options from 2003 and 2004. Although the last third of the 2004 grant would not have been exercisable, the resignation agreement concluded between the Company and the CEO allowed the early exercising of these 487 thousand options. Further, the settlement was concluded in cash even though the plan was originally intended as equity settled. The options granted in 2000 remain exercisable with the original conditions. The closing share price on the exercise date

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

was HUF 1,060.

The table below shows the details of the CEO’s share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total

Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand) — in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand) — in 2006	—	—	—	(206)	(975)	(1,181)
Outstanding (thousand) at December 31, 2009	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2009	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2009 (years)	0.5	—	—	—	—

25 Other operating expenses

	For the year ended December 31,
In HUF millions	2007	2008	2009

Materials, maintenance and service fees	69,034	72,858	71,650
Marketing	20,152	22,065	16,180
Fees and levies	15,640	16,000	14,712
Consulting, audit and other expert fees	12,818	10,960	11,230
Rental and operating lease	9,304	9,947	11,153
Bad debt expense	5,136	4,353	9,072
Other expenses	7,230	4,866	1,308
	139,314	141,049	135,305

Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
In HUF millions	2007	2008	2009

Audit of the financial statements	765	500	593
Other audit related fees	176	108	205
Tax advisory fees	12	—	—
Other non audit related fees	—	—	4
Total expenses payable to PwC	953	608	802

Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2009 also included HUF 205 million (2008: HUF 108 million) incurred relating to the ongoing investigation (Note 1.2).

Tax advisory fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

26 Other operating income

	For the year ended December 31,
In HUF millions	2007	2008	2009

Compensation for renaming (Note 33.1)	229	676	—
Gain on sale of PPE, Intangible assets and assets held for sale	3,203	2,126	326
Gain on sale of subsidiaries and associates (Notes 5.1 and 5.5)	—	1,233	1,371
Other operating income	569	214	1,166
	4,001	4,249	2,863

27 Finance expenses

	For the year ended December 31,
In HUF millions	2007	2008	2009

Interest expense	31,147	32,798	33,479
Other finance expenses (Fee expense)	4,039	4,659	4,780
less: interest capitalized	—	(258)	(726)
	35,186	37,199	37,533

Other finance expenses mainly include bank charges.

Interest expense is shown net of interest capitalized using an average borrowing rate of 8.25% (2008: 8.3%).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Finance income

	For the year ended December 31,
In HUF millions	2007	2008	2009

Gains / (losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	—	(2,387)
Gains / (losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(139)	789	(568)
Gains / (losses) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	—	(141)
Gains / (losses) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	828	(477)	(441)
Gains / (losses) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—
Net foreign exchange losses	(1,481)	(648)	(269)
Finance lease interest income	1,675	1,340	1,390
Interest and other finance income	4,334	5,887	7,136
	5,217	6,891	4,720

29 Purchase of property, plant and equipment and intangible assets

	For the year ended December 31,
In HUF millions	2007	2008	2009

Investments in property, plant and equipment (Note 12)	75,825	85,489	81,786
Investments in intangible assets (Note 13)	28,010	22,460	20,078
Total investments in PPE and intangible assets	103,835	107,949	101,864

Recognition of investment tax credit (Note 9.4)	3,561	350	428
Change in payables relating to capital expenditures	(4,299)	7,740	7,936
	103,097	116,039	110,228

The Group had no significant non cash transactions in any of the reported years.

30 Purchase of subsidiaries and business units

	For the year ended December 31,
In HUF millions	2007	2008	2009

ISH	—	—	3,131
Cable TV networks	—	687	1,745
KFKI Direkt	—	—	317
M-Factory — contingent consideration	—	75	—
Mobilpress	650	—	—
T-Systems Hungary	60	—	—
Total purchase of subsidiaries and business units	710	762	5,193

See Note 5 for further details of business combinations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 Reportable segments and information about geographical areas

31.1 Reportable segments

Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments, MBU has not qualified as a reportable segment, therefore, it is included in “All other” in the reconciliations of the reportable segments’ totals.

The Consumer Services Business Unit (CBU) operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (BBU) operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as small and medium businesses (SMB). BBU’s customer portfolio includes approximately 3,000 key business partners and over 40,000 SMB customers.

The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional reporting segments of the Group. From 2009, similarly to the Hungarian operations, in these countries also less emphasis is put on the segregation by technology (fixed line or mobile services), but up until the end of 2009, the Group’s operations in Macedonia and Montenegro were reviewed separately for the fixed line and mobile operations, therefore, these were two separate operating segments by country.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations (including MBU as well) are grouped in “All other” included in the reconciliations of the reportable segments’ totals to the Group totals.

Comparative information has been provided for 2008, including minimum level of estimates as the new structure was gradually introduced in 2008. We have also provided comparative figures for 2007, which include more management estimate (except in case of Macedonia and Montenegro) as the Group operated in the old structure in 2007, which was completely different from the current structure of operations, it was not a simple regrouping of organizations. These numbers have never been reviewed or evaluated by the MC.

31.1.1 Information regularly provided to the MC

The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2007	2008	2009
Revenues

Total CBU revenues	346,495	341,563	322,336
Less: CBU revenues from other segments	(42,219)	(38,655)	(33,849)
CBU revenues from external customers	304,276	302,908	288,487

Total BBU revenues	172,346	179,174	170,989
Less: BBU revenues from other segments	(14,308)	(16,833)	(18,835)
BBU revenues from external customers	158,038	162,341	152,154

Total Headquarters revenues	164,428	153,544	135,456
Less: Headquarters revenues from other segments	(75,403)	(69,384)	(59,889)
Headquarters revenues from external customers	89,025	84,160	75,567

Total Technology revenues	9,166	11,370	10,556
Less: Technology revenues from other segments	(7,771)	(7,877)	(7,599)
Technology revenues from external customers	1,395	3,493	2,957

Total Macedonia revenues	74,332	76,097	82,312
Less: Macedonia revenues from other segments	(111)	(285)	(214)
Macedonia revenues from external customers	74,221	75,812	82,098

Total Montenegro revenues	35,747	33,148	34,442
Less: Montenegro revenues from other segments	(241)	(105)	(51)
Montenegro revenues from external customers	35,506	33,043	34,391

All other (net)	14,200	11,216	8,351

Total consolidated revenue of the segments	676,661	672,973	644,005
Measurement differences to Group revenue	—	83	(16)
Total revenue of the Group	676,661	673,056	643,989

Segment results (EBITDA)

CBU	188,304	193,314	181,920
BBU	82,694	90,816	80,307
Headquarters	(26,507)	(15,899)	(22,209)
Technology	(56,839)	(49,059)	(47,485)
Macedonia	42,018	39,132	42,861
Montenegro	13,732	10,815	13,736
All other	505	(191)	(414)
Total EBITDA of the segments	243,907	268,928	248,716

Measurement differences to Group EBITDA	—	(550)	337
Total EBITDA of the Group	243,907	268,378	249,053

Depreciation and amortization of the Group	(115,595)	(106,120)	(101,920)
Total Operating profit of the Group	128,312	162,258	147,133

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2007	2008	2009
Capital expenditure (Capex) on PPE and Intangible assets
CBU	11,983	13,540	23,774
BBU	2,997	7,493	2,905
Headquarters	8,665	8,507	4,520
Technology	61,617	58,716	48,989
Macedonia	9,880	15,709	15,320
Montenegro	6,936	3,751	4,913
All other	2,603	710	1,433
Total capital expenditure of the segments	104,681	108,426	101,854

Measurement differences to capital expenditure of the Group	(846)	(477)	10
Total investments of the Group in PPE and Intangible assets	103,835	107,949	101,864

Total investments of the Group in PPE and Intangible assets correspond to the “Investments” lines disclosed in Notes 12, 13 and 29.

31.2 Information about geographical areas

The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

Revenues	For the year ended December 31,
In HUF millions	2007	2008	2009

Hungary	562,276	554,747	520,584
Macedonia	73,807	75,956	82,098
Montenegro	35,256	33,043	34,391
Romania	2,729	5,244	3,636
Bulgaria	2,530	3,933	3,151
Ukraine	63	133	129
Total revenue of the Group	676,661	673,056	643,989

None of the Group’s external customers represent a significant source of revenue.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to these countries) and the reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

Non current assets	As at December 31,
In HUF millions	2008	2009

Hungary	707,271	709,576
Macedonia	126,062	130,046
Montenegro	43,051	42,480
Bulgaria	5,012	3,124
Romania	2,632	2,532
Ukraine	16	19
Total excluding Other non current financial assets and Deferred tax assets	884,044	887,777

Other non current financial assets (Note 8.2)	26,094	27,528
Deferred tax assets (Note 9.4)	1,590	1,890
Total Non current assets of the Group	911,728	917,195

32 Leases and other commitments

32.1 Finance lease —Group as lessee

Finance leases in 2008 and 2009 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5-10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	265	438	703	291	389	680
1-5 years	1,154	1,211	2,365	1,067	1,012	2,079
After 5 years	699	331	1,030	505	172	677
Total	2,118	1,980	4,098	1,863	1,573	3,436

Finance leases other than sale and lease back in 2008 and 2009 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years with renewal and purchase options.

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	753	265	1,018	472	208	680
1-5 years	864	305	1,169	473	295	768
After 5 years	757	106	863	615	187	802
Total	2,374	676	3,050	1,560	690	2,250

The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

assets leased in a finance lease contract.

32.2 Operating lease —Group as lessee

Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
In HUF millions	2008	2009

Within 1 year	6,741	7,541
1-5 years	17,798	20,897
After 5 years	14,945	16,131
Total	39,484	44,569

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

32.3 Finance lease —Group as lessor

Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

Future lease receivables under finance leases at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt

Within 1 year	3,718	1,606	5,324	3,797	1,641	5,438
1-5 years	12,853	4,104	16,957	15,270	3,810	19,080
After 5 years	6,511	605	7,116	4,464	286	4,750
Total	23,082	6,315	29,397	23,531	5,737	29,268

The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Finance income).

The unguaranteed residual values accruing to the benefit of the Group are insignificant.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.4 Operating lease — Group as lessor

The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
In HUF millions	2008	2009

Within 1 year	2,394	1,210
1-5 years	2,524	1,943
After 5 years	728	1,115
Total	5,646	4,268

32.5 Purchase commitments for tangible and intangible assets

The table below summarizes Magyar Telekom’s contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
In HUF millions	2008	2009

Property, plant and equipment	2,797	4,407
Intangible assets	2,701	1,788
Total	5,498	6,195

32.6 Commitments related to the extended GSM license of T-Mobile HU

The Company renewed its mobile concession contract for the use of the 900 MHz frequency band that expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary. This agreement includes that 25% of the unfulfilled obligation would have to be paid as a penalty to the Government at the end of 2009 if Magyar Telekom had not increased the coverage as agreed. Management believes that the Company fulfilled the obligation by the end of 2009, and therefore no fine can be expected.

33 Related party transactions

33.1 Deutsche Telekom Group

Deutsche Telekom AG is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding subsidiary of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

Deutsche Telekom International Finance (DTIF) is the treasury center of DT Group, which typically provides loan financing across the DT Group including Magyar Telekom.

The Company’s Hungarian operations were renamed in 2004 and 2005. The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the Profit for the year (Other operating income).

The table below summarizes the above related party transactions with DT group.

In HUF millions	2007	2008	2009

Revenues from telecom services provided to DT Group	6,729	16,035	22,059

Costs of services provided by DT Group	(11,881)	(20,759)	(16,819)

Other income from DTAG	229	676	—

Interest expense to DTIF	(23,301)	(26,986)	(27,530)

Dividend paid to MagyarCom GmbH	(88,296)	(45,690)	(45,690)

Accounts receivable from DT Group companies	6,878	5,903	5,492

Accounts payable to DT Group companies	(7,524)	(5,850)	(5,169)

Loans receivable from DTAG	—	—	29,587

Accrued interests payable to DT Group companies	(5,210)	(8,845)	(7,675)

Loans payable to DT Group companies	(274,432)	(330,583)	(329,896)

Fair value of swap agreements with DTAG - net	—	—	(2,388)

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2011.

33.2 Associates and joint ventures

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 93 million in 2009 (2008: HUF 89 million, 2007: HUF 72 million).

M-RTL was an associate of Magyar Telekom Group until May 2009 (Note 5.1.1). M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL, but these inter-company services are not material. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 825 million in 2008 (2007: HUF 750 million).

IKO-Telekom Média Holding (ITMH) was a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership (Note 5.1.1). The operating transactions between the Group and ITMH were insignificant. Dividends declared by ITMH to the Company amounted to HUF 2,033 million in 2008, primarily representing the indirect dividends from M-RTL.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.3 Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 13 million in 2009 (2008: HUF 13 million, 2007: HUF 11 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 42 million in 2009 (2008: HUF 46 million, 2007: HUF 42 million).

33.4 Key management

Key management has been identified as the members of the Group’s Management Committee, which is the chief operating decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
In HUF millions	2007	2008	2009

Salaries and other short-term employee benefits	978	1,063	1,377
Contractual termination expense	1,129	—	248
Share based compensation (Note 24.1)	(123)	80	131
	1,984	1,143	1,756

The Group does not provide loans to its key management.

In 2001, DT’s shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2009. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company’s Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO’s share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

Further, the Company’s CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.1, the difference being that the targets of the programs are tied to the performance of the DT shares. As of December 31, 2008, one performance target of the 2006 program of DT had been achieved. Consequently, the MTIP reward earned EUR 66,000 (HUF 18 million) was paid out by Magyar Telekom, as agreed with DT.

Some members of the Key management are participants of the 2006, 2007 MTIP programs of Magyar Telekom; and all of them are participants in the 2008 and 2009 MTIP program of Magyar Telekom. Some members of the former Key management were also participants of the 2006 MTIP program of Magyar Telekom. One performance target of the 2007 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 104 million in total) will be paid out by Magyar Telekom in 2010 to the present and former members of Key management. As of December 31, 2008, one performance target of the 2006 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 55 million in total) was paid out in 2009 by Magyar Telekom to the present and former members of Key management. See also note 24.1.1.

In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs as at December 31, 2009 is estimated to be zero.  No member of the current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34 Additional disclosures on financial instruments

34.1 Financial assets and liabilities

The tables below include the carrying amounts and fair values of the Group’s financial assets and liabilities as at December 31, 2009 and 2008.

34.1.1 Financial assets — Carrying amounts and fair values

December 31, 2009

	Carrying amount
In HUF millions	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Dividend rec. from joint ventures	—	—	—	—	—	—
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552
Total	224,995	—	276	1,285	226,556	225,869

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

	Carrying amount
In HUF millions	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
Cash and cash equivalents	66,680	—	—	—	66,680	66,680
Bank deposits with original maturities over 3 months	59,300	—	—	—	59,300	59,300
Trade receivables	93,201	—	—	—	93,201	93,201
Trade receivables over one year	414	—	—	—	414	396
Employee loans	4,383	—	—	—	4,383	4,148
Derivative financial instruments contracted with third parties	—	—	—	1,011	1,011	1,011
Loans to third parties	779	—	—	—	779	779
RDC receivables	952	—	—	—	952	876
Dividend rec. from joint ventures	2,033	—	—	—	2,033	2,033
Financial assets AFS	—	—	282	—	282	282
Other current	2,186	—	—	—	2,186	2,186
Other non current	170	—	—	—	170	170
Total	230,098	—	282	1,011	231,391	231,062

Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

Cash and cash equivalents, trade receivables, dividend receivable from joint ventures, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

Financial assets available for sale include investment in equity instruments, all measured at fair value.

Finance lease receivables (2009: HUF 23,531 million, 2008: HUF 23,082 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 32.3.

34.1.2 Financial liabilities — Carrying amounts and fair values

December 31, 2009

	Carrying amount
In HUF millions	Measured at amortized cost	Held for trading	Total	Fair value
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279
Total	479,433	3,229	482,662	497,319

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

	Carrying amount
In HUF millions	Measured at amortized cost	Held for trading	Total	Fair value
Financial liabilities to related parties (including accrued interest)	339,428	—	339,428	344,138
Bank loans (including accrued interest)	53,805	—	53,805	54,875
Trade payables	92,340	—	92,340	92,340
Dividend payable	290	—	290	290
Nonconvertible bonds and debentures	193	—	193	193
Other current	4,988	—	4,988	4,988
Other non current	386	—	386	345
Total	491,430	—	491,430	497,169

Derivatives are measured at fair value, while all other financial liabilities are measured at amortized cost.

Additional fair value information on the financial liabilities is provided in Notes 16 and 17.

Trade payables, dividend payable and other current financial liabilities generally have short times to maturity, therefore the carrying values approximate the fair values.

Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 32.1.

34.2 Items of income, expense, gains and losses arising on financial instruments

The tables below include income, expense, gains and losses arising on financial instruments in 2009 and 2008.

2009

		From subsequent measurement						Net
In HUF millions	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	gain / loss
Loans and receivables	7,048	—	(82)	(9,071)	—	—	(4,056)	(6,161)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(6)	—	—	—	—	—	(6)
Financial instruments held for trading	—	(2,955)	—	—	—	(582)	—	(3,537)
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	—	(14)	(32,225)
Net gain/loss of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,071)	—	(582)	(4,070)	(41,929)

Net gain/loss related to finance lease (out of scope of IAS39)	678	—	(66)	—	—	—	—	612

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2008

		From subsequent measurement						Net
In HUF millions	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	gain / loss
Loans and receivables	6,611	—	1,190	(5,866)	—	—	(3,554)	(1,619)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(348)	—	—	—	—	—	(348)
Financial instruments held for trading	—	789	—	—	—	(477)	—	312
Financial liabilities measured at amortized cost	(32,728)	—	(1,753)	—	(743)	—	(96)	(35,320)
Net gain/loss of financial instruments under the scope of IAS 39	(26,117)	441	(563)	(5,866)	(743)	(477)	(3,650)	(36,975)

Net gain/loss related to finance lease (out of scope of IAS39)	692	—	(85)	1,500	—	—	—	2,107

Impairment losses on Loans and receivables includes all expenses incurred or expected to be incurred in relation to the default of our customers. Before writing off or factoring, we impair the receivables to their recoverable amounts through the use of an impairment provision account, as a result of which the actual write-off or factoring of these receivables results in no derecognition gains or losses.

34.3 Other disclosures about financial instruments

Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 16.4 billion as at December 31, 2009 (2008: HUF 17.0 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group’s certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

There were no financial assets or liabilities, which were reclassified into another financial instrument category.

No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

The Group does not have compound financial instruments with multiple embedded derivatives.

35 Contingent assets and liabilities

35.1 Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

35.2 Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

events would result in any material economic outflows from the Group.

35.2.1 Macedonia

35.2.1.1 Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2.1.2 T-Mobile MK’s dispute with the Agency on frequency fees

T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 0.8 billion.

35.2.1.3 MKT’s dispute on fixed-to-mobile termination fees

In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as “ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.2.1.4 Prices offered at a Government bid for fixed line telephony services in Macedonia

Based on the Law on Electronic Communications (the “Law”) and upon Cosmofon’s request, the Agency made an inspection at Makedonski Telekom regarding the Government’s tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3.0 billion.

35.2.2 Montenegro

35.2.2.1 Employee salary dispute in Montenegro

405 employees initiated a legal proceeding against CT and T-Mobile CG, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

regulation of this matter by the Collective Bargaining Agreement (CBA). Management’s view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 0.4 billion.

35.2.3 Hungary

35.2.3.1 Guarantees

Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 34.3.

35.2.3.2 Investigation

Please see Note 1.2

36 Events after the reporting period

36.1 Sale of Orbitel

In January 2010 the Company closed the sale of Orbitel (Note 5.5). The final sale price was EUR 3,628,000, received in January 2010. As the expected sales price was lower than the original carrying value of Orbitel, an impairment was charged in 2009 on the goodwill arising on the original acquisition of Orbitel, consequently, there will be no additional gains or losses to be recognized in 2010, when the sale was concluded.

Business Report of Magyar Telekom

for 2009

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2009, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	423,802,243	40.65
Treasury shares	1,503,541	0.14
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company.

In the event of transfer of shares the new shareholder shall ask for registering as shareholder in the Shareholders’ Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

1

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Wolfgang Hetlinger	T-Systems Austria GesmbH, International Operations & Services, Central Eastern Europe Ing.	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, Financial Director SEE	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

2

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2009, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Strategic and Corporate Development BU	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences, Corvinus University Budapest	2006
István Koszorú	Chairman of Magyar Telekom’s Central Workers’ Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	Chairman of the Workers’ Council at Residential Services, member of the Central Workers’ Council	2005

3

Compensation of Directors, Officers and Employees

For the year ended December 31, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 1,043 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website: http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to Section 6.2. (g) of our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected at the Annual General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

4

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•                  Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•                  We shall bring about a performance based company culture, for which we shall improve our performance management system.

•                  In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•                  We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•                  We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•                  We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Group’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or

5

political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom operates several, target-specific talent management programs.

Magyar Telekom pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health.

Magyar Telekom puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Research and development

Research and development (“R&D”) activities within Magyar Telekom are coordinated by the R&D Committee (the “Committee”), which has the possibility and the exclusive right to coordinate every innovation research originated from business units. Each business unit is represented by relevant decision-makers in the Committee. Furthermore, this Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and avoid overlapping of scopes. The Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective Business Units. During 2009, the Committee reviewed 98 proposals, out of which 65 have been approved, accounting for a total investment of HUF 721 million.

We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 21 percent are owned by the Company, 40 percent jointly owned and 39 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2009 was approximately 634,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

6

Environment protection

The Management Committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2008 and 2009 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

7

The FX exposure of Magyar Telekom is mostly related to

(i)                                     FX risks arising on loans from DTIF and related swaps with DT AG;

(ii)                                  FX risks arising on third party loans and related swaps;

(iii)                               holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region;

(iv)                              operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts.

Due to the global financial crisis, even a more than 20 percent fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

(b)  Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)  Other price risk

As of December 31, 2009, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

8

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

4. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management make business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

9

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•                  Our operations (both in Hungary and abroad) are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•                  We are subject to more intense competition due to the liberalization of the telecommunications sector;

•                  We may be unable to adapt to technological changes in the telecommunications market;

•                  The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•                  Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•                  We depend on a limited number of suppliers for equipment and maintenance services;

•                  Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•                  System failures could result in reduced user traffic and revenue and could harm our reputation;

•                  Loss of key personnel could weaken our business;

•                  Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•                  Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•                  We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

10

•                  The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

Analysis of our results

Revenues

Fixed line voice-retail revenues decreased by 15.2% in 2009 compared to 2008, mainly driven by lower domestic outgoing traffic revenues and lower subscription fee revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary, but also abroad. However, the significant weakening of HUF against MKD and EUR positively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2009 compared to 2008 mainly as a consequence of lower fixed to mobile (“F2M”) revenues in Hungary due to the reversal of HUF 8.5 bn provision booked on F2M termination fees in June 2008. In addition, the continuous decline in the number of revenue producing PSTN lines and lower traffic due to strong competition and mobile substitution led to lower domestic outgoing traffic revenues. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages. The proportion of flat-rate packages was 27.9% within the total PSTN customer base of Magyar Telekom Plc. at December 31, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were mitigated by the favorable foreign exchange rate effect.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in 2009 as compared to the previous year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Internet revenues of the fixed line operations decreased to HUF 55.1 bn in 2009 compared to HUF 59.8 bn in 2008. In Hungary, the number of DSL connections remained broadly stable and reached 629,186 at December 31, 2009, while Cablenet customer base increased by 19.7% to 152,878 by the end of December 2009 compared to a year earlier. Magyar Telekom Plc. accounted for an estimated 58% retail DSL market share and an approximately 19% cable broadband market share at December 31, 2009. The broadband volume increase could not fully compensate the effect of lower prices forced by fierce competition. Since the rebranding in September 2008, the number of T-Home double- and triple-play packages has been increasing resulting in further decrease in tariffs. In Hungary, lower advertisement revenues affected by economic crisis also contributed to the decrease in Internet revenues. These decreases were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 30.8 bn in 2009 compared to HUF 28.8 bn in 2008. Higher revenues at Crnogorski Telekom resulted mainly from higher number of leased line customers and increased Global Internet Access (“GIA”) wholesale broadband revenues. This increase was largely intensified by the significant weakening of HUF against EUR. The increase in Makedonski Telekom’s broadband data revenues was primarily attributable to the favorable foreign exchange translation effect and, to a lesser extent, to higher number of domestic leased line customers and new contracts for digital leased lines. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

TV revenues amounted to HUF 23.8 bn in 2009 as compared to HUF 18.8 bn in 2008. The increase is mainly due to the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers has been dynamically increasing and reached 156,142 at December 31, 2009. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also

11

contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased average revenue per user (“ARPU”) and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 32.8% for the year ended December 31, 2009 compared to 2008. The decline in equipment revenues relates primarily to lower revenues at Combridge in connection with sale of network in April 2008. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and higher sales volume of TV sets. ADSL modem wholesale decreased also at Headquarters. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaigns) in 2009.

Other fixed line revenues decreased by 19.8% in 2009 compared to the previous year. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact centre contracts in the financial sector. Lower revenues related to telephone book publishing at Magyar Telekom Plc. and the decline in other fixed line revenues of Combridge also contributed to the decrease.

Revenues from mobile telecommunications services amounted to HUF 326.0 bn for the year ended December 31, 2009 compared to HUF 331.8 bn in 2008 (a 1.7% decrease). The small decrease in mobile revenues resulted mainly from significantly lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at T-Mobile Macedonia (“T-Mobile MK”) strongly affected by favorable movement of average HUF/MKD rate.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 239.2 bn in 2009 as compared to HUF 249.2 bn in 2008. At TMH, the positive effect of higher average customer base could not fully compensate the decline in outgoing per minute fees forced by strong competition. The significant decrease in voice-wholesale revenues reflects decreased termination fees (15% decrease from January 1, 2009) and lower incoming MOU, while declining roaming revenues show primarily the decrease in roaming usage, and, to a lesser extent, the impact of EU roaming regulation. Besides favorable foreign exchange movements, the increase at T-Mobile MK was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s blended average usage per customer per month measured in MOU slightly increased to 155 minutes in 2009. TMH’s monthly ARPU decreased by 7.9% from HUF 4,087 in 2008 to HUF 3,764 in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 117.7% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2009 based on the total number of SIM cards. TMH’s customer base decreased by 4.5% year over year. The proportion of postpaid customers increased to 45.0% at December 31, 2009 from 38.5% a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet but higher content revenues also contributed to the increase. These increases were partly offset by lower messaging and visitor non-voice revenues. Non-voice revenues already represent 19.4% of total ARPU in 2009. By the end of December 2009, TMH had 428,545 mobile broadband customers and accounted for a 45.9% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from expanding mobile Internet and content services, somewhat compensated by lower number of SMSs.

Mobile equipment and activation revenues showed a slight increase in 2009 compared to the previous year mainly due to the increase at T-Mobile MK driven by higher number of handsets sold in retention despite lower equipment sales ratio and lower average price of handsets. Declining equipment revenues at TMH mostly offset this increase due to decreased number of handsets sold affected by both the economic crisis and high mobile

12

penetration in Hungary. Average sales price per handset increased due to high-end offers (iPhone and multimedia packages), but it did not fully compensate the loss on transaction number.

System Integration (“SI”) and IT revenues increased by 6.1% from HUF 41.4 bn in 2008 to HUF 43.9 bn in 2009 as a result of higher outsourcing revenues at BBU and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 71.6 bn in 2009 compared to HUF 79.1 bn in 2008 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2009. The payments to domestic mobile operators decreased also at Makedonski Telekom due to lower interconnection fees and decreased traffic.

The material cost of telecommunications equipment in 2009 amounted to HUF 44.0 bn compared to HUF 45.1 bn in 2008. The small decrease is mainly due to declining cost at Pro-M in line with lower TETRA-related revenues in 2009. Lower number of handsets sold in the mobile prepaid segment at CBU, cost of sale of network at Combridge in 2008 and lower number of ADSL modems sold on wholesale basis also contributed to the decrease. These decreases were largely counterbalanced by higher cost of equipment at T-Mobile MK resulting from higher number of handsets sold in retention campaigns.

Payments to agents and other subcontractors increased by 3.6% in 2009 compared to 2008. The increase mainly refers higher SI/IT-related payments at IQSYS in line with higher outsourcing revenues as well as increased application revenues. Higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services also increased payments to agents and other subcontractors in 2009.

Employee-related expenses in 2009 amounted to HUF 101.9 bn compared to HUF 100.3 bn in 2008 (an increase of 1.6%). The increase in employee-related expenses was predominantly attributable to higher severance expenses at Magyar Telekom Plc. in 2009. Higher average employee number (due to the insourcing of rented workforce) and a 5.6% average wage increase from April 1, 2009 also contributed to the increase. These increases were largely mitigated by decreased severance expenses at Makedonski Telekom and at Crnogorski Telekom, where significant amount of expense was recorded in 2008. The group headcount number increased from 10,439 on December 31, 2008 to 10,828 on December 31, 2009.

Depreciation and amortization decreased by 4.0% to HUF 101.9 bn in 2009 from HUF 106.1 bn in 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008 and 2009.

Other net operating expenses decreased year over year and amounted to HUF 132.4 bn in 2009. Other operating expenses - net include HUF 37.2 bn materials and maintenance expenses, HUF 34.4 bn service fees, HUF 16.2 bn marketing expenses, HUF 14.7 bn fees and levies, HUF 11.2 bn consultancy and HUF 18.7 bn other expenses in 2009. Lower other net operating expenses reflect mainly the significant decrease in marketing expenses at CBU due to less intensive advertising activity in 2009 (cost cutting) and the expenses related to T-Home brand campaign last year. In the third quarter of 2009, Crnogorski Telekom reversed approximately HUF 1 bn provision made in 2007 for litigation in connection with the voluntary leave program. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction also contributed to the decrease in 2009. These decreases were partly compensated by lower other operating income in 2009 at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher consultancy fees accounted in relation to the ongoing investigation at Headquarters further offset the decrease in 2009.

13

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The peak of global economic crisis is calmed down, but the recovery is slow continuing and painful, particularly in Hungary. After the seven percent GDP decline in 2009, the analyst consent and government forecasts do not show growth for 2010. The unemployment rate remains very high, above 10 percent.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.8 percent to the GDP in 2010. The most negative measure to our business was the five percentage point increase of VAT, effective from July 2009. The business market was also hit by the heavy spending cuts in every governmental sector. Despite the restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to drive up the churn, because more customer currently holding both fixed and mobile subscription tending to give up their fixed lines entirely. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play packages, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2010 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move further towards content and media businesses to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to

14

provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom.

In the mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In Macedonia, competition has been increasing  both in the fixed line and mobile segment. Main competitors in the fixed line segment, Telekom Slovenia and two major CaTV operators (Telekabel and CableTel), are targeting the retail voice market with 3play offers, aggressive pricing and marketing communication. Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially off-set the decline in fixed voice revenues.

In Macedonia, we expect more intensive regulatory measures in the future.  Beside currently existing obligations (RIO, RUO, Naked DSL, Number Portability, Cost based pricing, Accounting separation, access to specific network elements, Wholesale Line Rental, WS Digital Leased Line, Minimal set of leased lines, Bitstream Access), new regulations will take into effect (asymmetric termination, control of retail prices). Further decline in wholesale fees (IC, leased lines, WLR, etc) are expected.

In the mobile segment the competition is also very strong with three players on the market. Mobile voice revenues are expected to be also under pressure. Fast growth of mobile broadband is expected on the new 3G technology. The government is still trying to increase further competition, although the tender for a third 3G license in 2009 failed due to lack of interest.

In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. The fixed wholesale revenues face the hardest hit by regulatory actions (reducing international termination rates to national level), while mobile revenues are also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. The competitors are also putting pressure on prices with 2Play and 3Play offers.

In the Montenegrin market, the new cost-based wholesale pricing model will be introduced from 2010. As a result, fixed, mobile and international termination fees are expected to decline.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. In 2009, a new group-wide efficiency project was launched: save for service (“S4S”). This multi-year project yielded substantial savings already in 2009, and will be continued in the coming years.

We also would like to exploit the synergies coming from the integrated fixed and mobile operation. In 2010, we are planning synergy projects in several areas with the main goal for further unify the activities and increase efficiency.

15

We have reached an agreement with trade unions on the wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to executive termination and retiring, no wage increase but 1.5 percent bonus budget set (significantly below inflation), gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our TWM (Total Workforce Management) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Comparing to 2009, the key priorities of the CAPEX spending are not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure with building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT Leader in Hungary, while expansion into new segments will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just the replacement of the outdated billing systems but to bring a new approach to the entire customer management process with integrating fixed and mobile portfolios.

According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets.

Subsequent events between the end of the year and the release of the report

On February 2, 2010 Magyar Telekom announced that it had closed the sale transaction of its fully owned subsidiary, Orbitel on January 28, 2010. Magyar Telekom signed a contract with Spectrum Net AD in November 2009 on the sale of Orbitel and the financial closing of the transaction took place upon obtaining the necessary approvals of the Bulgarian authorities.

Budapest, March 10, 2010.

	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer	Chief Financial Officer

16

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Supervisory Board

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2009, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2009, the Supervisory Board held meetings on 6 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 4 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2009 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

Internal Audit supported the SOX compliance, audited the documentation and procedures of financial reporting, transfer prices, project management. Internal Audit identified measures to increase the efficiency of receivable management, sales channels, product development processes, to strengthen the operation of the post merger integration processes, to increase the IT system security, to improve the effectiveness of the marketing communication in the integrated organization.

Internal Audit supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities supporting the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2009 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and delivered the appropriate information to the person making the request.

In case of shareholders’ notifications submitted to the Supervisory Board, the Supervisory Board also delivered the appropriate information to the persons making the notifications.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group maintained its favorable market position even in the intense competitive environment, despite the fact that economic environment had an adverse impact on revenues.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2009, with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009.

The Supervisory Board pre-approves the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its pre-approval, proposes it to the General Meeting for approval.

Budapest, March 12, 2010

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Audit Committee

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2009 activities in relation to the approval of

the 2009 consolidated annual financial statements of the Company prescribed by the

Accounting Act according to the requirements of the International Financial Reporting

Standards (IFRS),

of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2009

In Y2009, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2009, the Audit Committee held meetings on 9 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 21 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer of the Company, the Head of Internal Audit, the Group Compliance Director and the Chief Legal Counsel of the Company, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). The Audit Committee, in relation to the Independent Investigation, has supervised the work of the independent outside counsel involved in the Independent Investigation.

The Audit Committee regularly discussed the issues with respect to the Independent Investigation, and the appropriateness of the remedial actions taken in response to the deficiencies revealed during the Independent Investigation.

On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Audit Committee considered that with the preparation of the Final Report based on currently available facts, the independent outside counsel has completed those aspects of its mandate related to conducting an Independent Investigation and to reporting the factual results of that Independent Investigation to the Audit Committee.

After the presentation to the Audit Committee of the remedial actions proposed in light of the Final Report, the Company is considering, in consultation with the Audit Committee, whether and to what extent the Final Report warrants additional personnel remedial actions to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent outside auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2009.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and commented upon the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the Y2009 compliance risk assessment;

•                  the status of the implementation of the measures proposed on the bases of the Y2008 compliance risk assessment;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee. (In relation to the Q3 financial statements of the Company, the Audit Committee was advised that the independent external auditor of the Company has stated that it was not in the position to issue its opinion, and in the absence of such an opinion, the Audit Committee could not express a view.)

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2009.

The Audit Committee reviewed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.

The Audit Committee reviewed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for pre-approval and to the General Meeting for approval.

Budapest, March 11, 2010

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:

Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Budapest, April 7, 2010

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including

Balance Sheet Total Assets of HUF 968,412 million and

After-tax Net Income of HUF 74,227 million.

MAGYAR TELEKOM NYRT.

ANNUAL REPORT

31 DECEMBER 2009

PricewaterhouseCoopers Kft.
H- 1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O. Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet: www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

(Free translation)

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2009 (in which the balance sheet total is HUF 968,412 million, the profit per balance sheet is HUF 74,227 million, the related profit and loss account for the year then ended, and the notes to the financial statement including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provisions of the Accounting Act and accounting principles generally accepted in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2009, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements.

Without qualifying our opinion we draw your attention to the fact that the attached financial statements have been prepared for the consideration of the shareholders at the forthcoming General Meeting and, as such, do not reflect the effects, if any, of resolutions that might be adopted at that meeting.

Budapest, March 11, 2010

Manfred Krawietz	Hegedűsné Szũcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2009 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2009

(All amounts in millions of HUF)

ASSETS

		Note	December 31, 2008	Self-revision	December 31, 2009

A. FIXED ASSETS AND FINANCIAL INVESTMENTS			827,970	(2,458)	835,103

I.	Intangible assets	5	212,582	(83)	201,746
	Capitalised costs of foundation and restructuring		0	0	0
	Capitalised costs of research and development		0	0	0
	Rights		60,561	(80)	57,982
	Intellectual property		3,600	(3)	4,044
	Goodwill		148,421	0	139,720
	Advance payments on intangible assets		0	0	0

II.	Tangible assets	6	421,738	(529)	440,377
	Land and buildings and related rights		228,367	3,550	242,792
	- Land		2,437	(1)	2,338
	- Buildings		63,793	1,914	65,175
	- Telecommunication network		151,134	1,319	164,343
	- Other properties		9,761	290	9,897
	- Real estate related rights		1,242	28	1,039
	Technical equipment, machinery and vehicles		155,165	3,904	160,917
	- Telecommunication equipment and machinery		153,230	3,814	159,141
	- Other technical equipment, machinery and vehicles		1,935	90	1,776
	Other equipment and vehicles		12,720	2,580	13,243
	Construction-in-progress		25,486	(10,563)	23,418
	Advance payments on construction-in-progress		0	0	7

III.	Financial investments		193,650	(1,846)	192,980
	Non current investments in related parties	7	173,211	(1,846)	174,974
	Non current loans granted to related parties	8	15,798	0	13,147
	Other investments		0	0	0
	Other non current loans granted	9	4,641	0	4,859
	Non current bonds and other securities		0	0	0

B. CURRENT ASSETS			108,069	443	100,098

I.	Inventories	10	8,267	(199)	6,912
	Raw materials		882	0	1,072
	Work in progress and semi-finished products		149	0	212
	Finished products		0	0	0
	Goods resale		7,236	(199)	5,628
	Advance payments on inventories		0	0	0

II.	Receivables		61,995	642	81,827
	Accounts receivable	11	36,596	413	39,664
	Receivables from subsidiaries	12	18,123	32	6,893
	Bills receivable		0	0	0
	Receivables from other related companies	13	0	0	29,500
	Other receivables	14	7,276	197	5,770

III.	Securities	15	1,179	0	1,179
	Investments in related parties		0	0	0
	Other investments		0	0	0
	Treasury stock, quotas		1,179	0	1,179
	Marketable securities		0	0	0

IV.	Liquid assets		36,628	0	10,180
	Cash and cheques		96	0	106
	Bank deposits		36,532	0	10,074

C. PREPAYMENTS		16	29,213	(249)	33,211

	Accrued income		28,133	(213)	31,098
	Prepayments for costs and expenses		1,080	(36)	2,113
	Deferred expenses		0	0	0

TOTAL ASSETS			965,252	(2,264)	968,412

Budapest, March 10, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2009

(All amounts in millions of HUF)

LIABILITIES AND SHAREHOLDER’S EQUITY

		Note	December 31, 2008	Self-revision	December 31, 2009

D. SHAREHOLDER’S EQUITY		17	358,437	(1,061)	432,054

I.	Common stock		104,275	0	104,274
	- of this treasury stock at par value		150	0	150
II.	Unpaid share capital (-)		0	0	0
III.	Capital reserves		58,289	0	58,952
IV.	Retained earnings		172,244	0	191,922
V.	Restricted reserves		2,056	0	2,679
VI.	Valuation reserves		0	0	0
VII.	Net income		21,573	(1,061)	74,227

E. PROVISIONS		18	20,082	0	19,495

	Provision for expected obligations		18,948	0	18,972
	Provision for expected expenses		988	0	447
	Other provisions		146	0	76

F. LIABILITIES			536,772	(440)	468,594

I.	Subordinated liabilities		0	0	0

II.	Non current liabilities		262,481	0	291,056
	Non current borrowings		0	0	0
	Convertible bonds		0	0	0
	Debt from issuance of bonds		122	0	121
	Investment and development loans		0	0	0
	Other non current loans	19	18,326	0	23,120
	Non current liabilities to related parties		0	0	0
	Non current liabilities to other related parties	20	242,531	0	267,017
	Other non current liabilities		1,502	0	798

III.	Liabilities		274,291	(440)	177,538
	Current borrowings		71	0	70
	- of this convertible bonds		0	0	0
	Current loans	21	32,541	0	32,809
	Advances received		274	5	311
	Accounts payable		32,555	(271)	29,534
	Bills of exchange payable		0	0	0
	Current liabilities to related parties	22	29,279	0	43,314
	Current liabilities to other related parties	23	87,486	0	59,799
	Other current liabilities	24	92,085	(174)	11,701
	- of this dividends payable		77,052	0	0

G. ACCRUED EXPENSES		25	49,961	(763)	48,269

Deferred income			4,259	40	4,821
Accrued expenses			45,367	(820)	43,151
Other deferred revenue			335	17	297

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			965,252	(2,264)	968,412

Budapest, March 10, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

INCOME STATEMENT FOR THE PERIOD ENDED 31 DECEMBER, 2009

(All amounts in millions of HUF)

		Note	2008	Self-revision	2009

1.	Domestic sales	26	482,529	163	456,437
2.	Export sales	27	18,275	31	18,832
I.	Sales revenues		500,804	194	475,269

3.	Change in self-manufactured inventories		117	0	63
4.	Capitalised value of self-manufactured assets		21,413	22	21,417
II.	Own work capitalized		21,530	22	21,480

III.	Other revenues	28	26,698	-27	24,633
	of which: reversal of impairment		0	0	0

5.	Costs of raw material		30,000	-12	27,664
6.	Costs of services	30	99,065	-1,160	96,628
7.	Costs of other services		13,782	14	13,994
8.	Cost of goods sold		34,605	1	34,126
9.	Costs of services sold (intermediated)	31	79,138	-48	73,595
IV.	Material-type expenses		256,590	-1,205	246,007

10.	Salaries and wages	32	45,070	-3	47,276
11.	Other payroll related costs	32	13,266	-108	13,408
12.	Payroll related contributions		17,794	-125	17,753
V.	Payroll and related expenses		76,130	-236	78,437

VI.	Depreciation		87,828	527	82,132

VII.	Other expenses	34	34,805	31	40,573
	of which: impairment		3,219	49	11,120

A. PROFIT FROM OPERATING ACTIVITIES			93,679	1,072	74,233

13.	Dividends and profit sharing (received or due)		37,476	0	31,409
	of which: received from related parties		37,476	0	31,409
14.	Foreign exchange gains on sale of investments		0	0	0
	of which: received from related parties		0	0	0
15.	Interest income and gains on financial investments		1,689	0	1,352
	of which: received from related parties		1,689	0	1,352
16.	Other interest income received		1,788	0	3,565
	of which: received from related parties		895	0	1,940
17.	Other revenues from financial activities		8,648	-196	6,898
VIII.	Revenues from financial transactions		49,601	-196	43,224

18.	Loss on the sale of financial investments		3	0	0
	of which: related to related parties		0	0	0
19.	Interest expense		33,256	-13	33,980
	of which: related to related parties		891	0	966
	related to other related party		26,684	0	28,801
20.	Impairment of investments, securities and bank deposits		196	0	476
21.	Other expenses refinancial activities		4,121	-157	4,199
IX.	Expenses from financial transactions		37,576	-170	38,655

B. FINANCIAL RESULTS		35	12,025	-26	4,569

C. PROFIT FROM ORDINARY ACTIVITIES			105,704	1,046	78,802

X.	Extraordinary revenues	36	5,233	360	1,933
XI.	Extraordinary expenses	37	9,504	2,688	4,320

D. PROFIT FROM EXTRAORDINARY ACTIVITIES			-4,271	-2,328	-2,387

E. PROFIT BEFORE TAXES			101,433	-1,282	76,415

XII.	Corporate income tax	39	2,808	-221	2,188

F. NET INCOME			98,625	-1,061	74,227

22.	Use of retained earnings for dividends		0	0	0
23.	Dividend paid (approved)	40	77,052	0	0

G. BALANCE SHEET NET INCOME			21,573	-1,061	74,227

Budapest, March 10, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS
PUBLIC LIMITED COMPANY

NOTES

TO THE 2009 ANNUAL REPORT

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

0.              Note Added For Translation

This annual report for December 31, 2009 is the English translation of the annual report issued in Hungarian language and prepared in accordance with Act C/2000 on accounting and with generally accepted accounting principles in Hungary.

These principles may be different from International Financial Reporting Standards or accounting principles of any other country. No adjustments have been made to conform the annual report with any accounting principles other than Hungarian.

The auditors’ report is a translation of the auditors’ report issued in Hungarian language on the Hungarian annual report as outlined above.

In the event of any discrepancy, whether in the auditors’ report or in the annual report, the Hungarian original version prevails.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

1.     Background and General Information

Official name of the Company: Magyar Telekom Telecommunications Public Limited Company

Short name of the Company: Magyar Telekom Plc.

Headquarter of the Company: 1013 Budapest, Krisztina krt. 55.

The Company’s main activity is telecommunication.

The Hungarian Telecommunications Company (“Matáv Rt.”), the legal predecessor of Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or the “Company”) was founded by the Ministry of Transport, Communications and Construction on January 1, 1990. The Company was transformed by the Board of directors of State Asset Holding Ltd. into a wholly owned company limited by shares as of December 31, 1991.

The Company was privatized on December 22, 1993, when the MagyarCom consortium acquired a 30.1 per cent stake in the Company. At the second stage of the privatization, which took place in December 1995, MagyarCom became the majority owner.

On November 14, 1997 the Company was the first in the Central-Eastern European region to be listed on both the Budapest and the New York Stock Exchanges.

In June 1999, the State Privatization and Holding Company sold its remaining stake (5.75 per cent) through a secondary offering. After this transaction, the proportion of publicly traded shares increased to 40.47 per cent. Share of MagyarCom Holding GmbH (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) in the Company decreased to 59.53 per cent.

In 2000, the Company increased its common stock through issuing new shares in the amount of HUF 63 million, which were held mainly within the Magyar Telekom Group. As a result of this transaction, the proportion of publicly traded shares increased to 40.51 per cent and MagyarCom’s ownership changed to 59.49 per cent.

In 2002, the Company carried out an additional increase in common stock in the amount of HUF 490 million, which shares were repurchased. As a result of this transaction, the proportion of publicly traded shares changed to 40.32 per cent, the proportion of repurchased treasury stock to 0.47 per cent and MagyarCom’s ownership decreased to 59.21 per cent. MagyarCom is 100 per cent owned by Deutsche Telekom A.G.

The Extraordinary General Meeting of the Company held on February 22, 2005 approved the decision of the Board of Directors to change the official name of Magyar Telecommunications Company Ltd. into Magyar Telekom Telecommunications Company Ltd., with short name of Magyar Telekom Rt. The change was registered by the Court of Registry on May 6, 2005.

On February 28, 2006 the name of Magyar Telekom Telecommunications Company Ltd. changed to Magyar Telekom Telecommunications Public Limited Company, with short name of Magyar Telekom Plc. (“Magyar Telekom Plc.” or the “Company”). The change was registered by the Court of Registry on February 28, 2006.

Persons authorised to sign the annual report:

Christopher Mattheisen - Chairman and Chief Executive Officer and Board member (residence: Budapest)
Thilo Kusch - Chief Financial Officer and Board member (residence: Budapest)

The Company’s bookkeeping services are provided by EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (its register number is 01-09-737269, its taxation number is 13477541-2-42).

The accounting services provided by EurAccount Kft. are supervised by Beáta Bálintné Pál Managing Director (her certificate number: 132224. Area of speciality: entrepreneurial activity. State: registered. Residence: Budapest).

2

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The Company is subject to compulsory audit. The Company’s auditor is PricewaterhouseCoopers Kft. (its register number is 01-09-063022, its taxation number is 10256121-2-44). The person authorized to represent the auditor is

Márta Hegedűsné Szűcs (her certificate number: 006838, legal status: full-time. Residence: Páty).

Magyar Telekom Plc.’s corporate website: www.magyartelekom.hu

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

Findings and conclusions relating to the internal investigation of the Audit Committee

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and MakTel during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

3

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand).  The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts.  There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•       intentional circumvention of internal controls;

•       false and misleading Company documents and records;

•       lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•       lack of evidence of performance; and

•       expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”  However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

Other related issues

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the

4

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

internal investigation.  Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation.  These governmental investigations are continuing, and the Company continues to cooperate with those investigations.  The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

5

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

2.              Effect of merger on the comparability of figures in 2009

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided to merge T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. The merger was registered by the Court of Registry with effect from September 30, 2009.

In the course of the merger T-Kábel Magyarország Kft. and Dél-Vonal Kft. prepared Annual reports according to the Hungarian Act on Accounting as of September 30, 2009 by closing their analytical and general ledgers. Magyar Telekom Plc. managed the takeover of assets and liabilities (including provisions, accruals and deferred incomes and expenses as well) and the resulting shareholders’ equity being the difference, with continuous bookkeeping.

Due to the takeover of assets and liabilities the balance sheet lines of December 31, 2008 and 2009 are not completely comparable. In order to ensure comparability the merger balance sheets disclosed in summarised form in the Notes.

Due to the merger the income statement of Magyar Telekom Plc. contains the revenues and expenses of the activities taken over for the period started October 1, 2009 ended on December 31, 2009. As a consequence, the income statements as of 2008 and 2009 are not completely comparable. For the purpose of ensuring the comparison the income statements of T-Kábel Magyarország Kft. and Dél-Vonal Kft. for the period started January 1, 2009 ended September 30, 2009 are disclosed in summarised forms in the Notes.  Compared to Magyar Telekom Plc.’s result for the period January-December, 2009 the two merged companies’ result for the period January-September, 2009 is not significant neither in total nor in composition.

3.              Accounting policies

The accounting policies of Magyar Telekom Plc. include basic accounting principles, measurement methods and procedures as well as methods and tools used for enforcing the provisions of the Hungarian Accounting Regulations.

Magyar Telekom Plc. maintains its records both in accordance with the Hungarian Accounting Regulations (HAR) and International Financial Reporting Standards (IFRS). The differences between the two reports are solely due to differences in the respective accounting principles.

The closing day of the Company’s business year is December 31. In 2009 the balance sheet preparation date is the first working day of the following year.

Magyar Telekom Plc. uses version “A” of the balance sheet and version “A” of the income statement (total cost method) when preparing its annual report in accordance with the Hungarian Accounting Regulations. Amounts in the annual report are stated in HUF millions. The currency of accounting is the Hungarian Forint (HUF).

The Hungarian Act on Accounting allows for certain captions in the balance sheet to be broken-down or omitted, what is adopted by the Company both in case of the balance sheet and the income statement.

Since January 1, 2005 the Company has complied with its obligation to prepare consolidated annual report in such a way that it prepares its consolidated annual report in accordance with the International Financial Reporting Standards.

6

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Deutsche Telekom Group’s consolidated annual report prepared by Deutsche Telekom AG (DT) (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) includes Magyar Telekom Plc. as a subsidiary of Deutsche Telekom AG.

Definition of the accounting principles, guidelines and methods

Classification of accounting matters:

Magyar Telekom Plc. applies the materiality and significance guidelines for limits set forth in the Hungarian Accounting Regulations in preparing its annual report.

Material error

An error revealed must be treated as a material error in every case it results in at least 20 per cent change in prior year’s shareholder’s equity.

Significant error

Items must be considered as significant in every case if in the year the error was discovered the cumulative absolute amount of the errors and their effects on net income and shareholder’s equity exceeds the lower of 2 per cent of total assets of the year they relate to or HUF 500 million.

If the Company reveals a significant error through self-revision, then modifications relating to prior years are presented next to the prior years’ figures for each balance sheet and income statement item.

The Company has set up regulations for valuation of assets and liabilities, scrapping, cost calculation, stocktaking, cash management, and system of documentation as required by the Hungarian Accounting Regulations.

Until further decision, the Company does not use the allowed alternative treatment in the Hungarian Accounting Regulations for the valuation of fixed assets as market value and valuation of certain financial instruments as fair value.

The Company qualifies every unrealized foreign exchange rate difference resulting from foreign exchange translation as significant, therefore all unrealized foreign exchange gains and losses are recorded in the subledger as well as in the general ledger.

Valuation methods used for the preparation of the Balance Sheet

ASSETS

Recognition and measurement of non current assets

Intangible and tangible fixed assets

7

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Magyar Telekom Plc. carries intangible and tangible fixed assets at historical cost less accumulated depreciation. Property, plant and equipment includes the capitalized value of improvements and refurbishment that extend the useful life of the asset, increase its capacity and/or modify its functionality.

Costs connected directly to loans taken for acquisition or production of the asset are capitalized.

Depreciation policy

In case of tangible fixed assets the depreciation is based on the gross value of the asset reduced by its residual value.

The method of depreciation: straight-line based on gross value using rates originated from useful lives.

Depreciation is based on a daily calculation and recorded once in a month.

Depreciation starts on the day when the asset was placed into operation and it is over when the useful life of the asset elapsed or the day the asset cancelled from the books for any reason. The Company recorded the depreciation monthly in proportion to the days of the given month.

The Company determines residual values for those groups of assets where the residual values are considered to be significant. Residual value is considered to be significant if the expected realizable value exceeds the expected scrap value when the asset is taken out of service. The Company determines residual value for buildings and vehicles. Residual value is not considered to be significant for intangible assets and other groups of the tangible fixed assets.

The Company applies residual values only for assets capitalized after January 1, 2001. No residual value is calculated for additional capitalization on assets purchased before January 1, 2001.

Applied residual value:

Buildings:	Determined individually based on the location of the building as well as the expected future useful life and usage of the building.
Vehicles:	personal cars for personal use: 30 per cent of the acquisition cost passenger cars for business use: 30 per cent of the acquisition cost trucks under 3.5 tons: 30 per cent of the acquisition cost
trucks above 3.5 tons: 20 per cent of the acquisition cost
transport vehicles: 10 per cent of the acquisition cost.

Useful lives are determined based on generally accepted international telecommunication industry practices and development potentials. Magyar Telekom Plc. regularly reviews the useful lives of fixed assets and modifies them if necessary. The Company records the value of all tangible fixed assets below HUF 50,000 immediately as depreciation expense, except for those that are serving the operation of the telecom network directly; are part of the subscriber network; those installed telecom software operating solely on telecom hardware and in addition the categories of assets defined in the asset accounting module of SAP.

The Company records extraordinary depreciation in cases where the value of the assets permanently decreased due to the fact that it is no longer needed, spoiled or destroyed, or if the book value is permanently and significantly in excess of the market value. In the absence of other reliable estimates the market value of the asset is determined using expected discounted cashflow analysis.

8

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

In case the market value of the individual asset that has been impaired before significantly exceeds its carrying value, the Company records a reversal of extraordinary depreciation and classifies the related income as other revenue.

Capitalized value of foundation and restructuring

The Company does not capitalize foundation and restructuring costs.

Capitalized value of research and development

The Company does not capitalize research and development costs.

Goodwill

That part of the cost of an acquisition of a subsidiary with qualified majority (at least 75 per cent ownership) which is calculated as the difference between the fair value of the acquired assets less the assumed liabilities (valued according to the Hungarian Act on Accounting) and the acquisition cost is recorded as goodwill if the acquisition cost is higher.

The Company does not record amortization on goodwill recognized after January 1, 2005 unless impairment is required. The Company applies the straight-line amortization method for goodwill recognized earlier.

Intellectual property

Since 2005 only those assets have been recorded as intellectual property which are in the ownership of the Company.

The useful life of intellectual property is generally 5 years.

Those intellectual properties where the Company has only the rights of use are recorded as Rights. Their useful life are those of intellectual property.

Own work capitalized

Direct costs incurred in the construction of property, plant and equipment manufactured by the Company are capitalized. The Company records materials provided to subcontractors at delivery as construction in progress.

Financial investments

Long term investments in subsidiaries are recorded at cost when established or at original purchase price less goodwill when acquired. At the end of the financial year, the Company’s investments are impaired if the market value of the equity investment is permanently and significantly lower than its book value. The impairment review is carried out on an individual basis.

Loans granted include loans to subsidiaries, associated companies and other companies as well as long term loans given to employees for housing purposes.

9

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Recognition and measurement of current assets

Inventories

Goods are valued at cost using standard price method and raw materials using the weighted average cost formula. Inventories include materials and assets whose future usage can not be determined at the time of purchase (i.e. whether they will be used for an investment project or maintenance). Inventories also include advance payments on inventories and assets held for sale reclassified from tangible fixed assets.

Tangible fixed assets reclassified to inventories are valued on an individual basis. Besides these assets Magyar Telekom Plc. considers its inventories as low value items. Impairments of inventories purchased within a year are determined by a so-called Price Trend Report. If the current average price is higher by 20 per cent than the last month average price invoiced then the article has to be impaired to the average price of the last month.

Inventories purchased over a year ago are impaired in proportion to a percentage of their book value.

Measure of impairment on new materials:

•	inventories from 12 to 24 months	35 per cent impairment
•	inventories from 24 months	60 per cent impairment

Measure of impairment on used or repaired materials:

•	inventories from 6 to 12 months	5 per cent impairment
•	inventories from 12 to 24 months	50 per cent impairment
•	inventories from 24 months	100 per cent impairment

Trade receivables and other receivables

The balance of trade receivables reflects invoiced amounts accepted by the customers and does not include any unrecoverable and unaccepted receivables.

Impairment of trade receivables is assessed on two levels. Trade receivables that are individually significant and the ones that are not individually significant are separated. Magyar Telekom Plc. decided to consider items above HUF 200 million to be individually significant for the purposes of assessing accounts receivables for impairment.

In case of items that are individually not significant it is also assessed individually whether objective evidence of impairment exists. These items have to be assessed individually and amount of impairment have to be calculated on them.

Magyar Telekom Plc. considers the following items to be included in this category:

•	receivables from domestic and international fixed line service providers
•	receivables from domestic and international mobile service providers (roaming, interconnect, interworking)
•	receivables under liquidation, bankruptcy proceedings
•	other (non trade) receivables

Based on the Section 55. (2) of Act C/2000 on accounting the amount of loss in value may also be established as a percentage of the amount of such receivables registered in the books (collective assessment of impairment). Magyar Telekom Plc. evaluates the telecommunications customers - concerning their high volume - with the method of collective assessment (ageing) and the impairment is set out in percentages.

The Company set up the impairment categories according to customer groups with similar credit risk exposure.

10

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

In case of invoices with instalments the amount of impairment is based on due dates of each instalment.

The Company does not impair receivables from related parties and non current loans granted to related parties except in case an individual item having an objective evidence for impairment.

Accounts receivable and payable related to international telecommunications traffic are stated at gross value, even though the financial settlement of the balance is performed on a net basis.

Magyar Telekom Plc. measures its foreign currency receivables at year-end at the official exchange rate of the Hungarian National Bank (“MNB”) as of December 31.

Securities

Securities in current assets include the original cost of bonds, shares, other securities held for sale and the repurchase value of treasury stock.

LIABILITIES AND SHAREHOLDER’S EQUITY

Valuation reserve

Until further decision, Magyar Telekom Plc. does not apply the allowed alternative treatment in the Hungarian Accounting Regulations for the recognition of the valuation reserve.

Restricted reserve

Magyar Telekom Plc. records restricted amounts from capital reserves and retained earnings as restricted reserve. The repurchase value (acquisition cost) of the repurchased treasury stock is recorded in restricted reserve and the amount of development reserves according to the Corporate Tax Act.

Provisions

Main items include:

•                  early retirement payment liabilities

•                  severance payment liabilities

•                  contingent liabilities and commitments

•                  environmental liabilities

•                  guarantee liabilities determined by law

•                  future demolition or recovery liabilities deriving from a contract

•                  provision related to valuation of derivatives

Valuation of items in foreign currencies

Receivables and liabilities denominated in foreign currencies are valued at the official exchange rate of MNB on December 31.

Derivatives

The Company records derivatives (forward F/X deals and swap deals) among off-balance sheet items as commitments or future receivables on transaction price.

The Company calculates the fair value of every derivatives as of the balance sheet date and discloses it in the Notes. In addition the Company creates provision for expected losses related to commitments from derivatives, represented by the negative fair value of the transactions.

11

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Measurement principles applied in the preparation of the Income Statement

Based on the Section 74. (2) of Act C/2000 on accounting the exports sales revenue includes the value of sales and services supplied to non-resident customer regardless of the location of the services provided, except the customer is non-residential in the territory of Hungarian Republic and has not officially informed Magyar Telekom Plc. (e.g. non-resident customer - whose registered office, place of abode or permanent residence is situated abroad - buys phone sets in a T-Pont).

Revenues and expenses are recognized in line with the accrual concept of accounting. Non-realized exchange rate differences are recognized as follows:

•                  if the net balance of non-realized foreign exchange gain and loss is a gain, it is recorded as other revenue from financial transactions,

•                  if the net balance is a loss, it is recorded as other expenses from financial transactions.

The Company recognizes dividends approved by the General Meeting of the subsidiaries and associates in the year following the one they relate to. Interim dividends paid by the subsidiaries and associates are recorded as liability until final approval.

The fees paid by Magyar Telekom Plc. to carrier, mobile and international service providers for call termination are invoiced to the customers by Magyar Telekom Plc. Therefore the payments for calls initiated in Magyar Telekom Plc.’s network and terminated by carrier, mobile and international service providers as well as payments for leased lines (both domestic and international) are recorded and disclosed as intermediated services disclosed as costs of services sold.

Extraordinary items are disclosed in the Notes.

Revenues and expenses not directly related to the ordinary operations are disclosed as extraordinary items.

OTHER

Magyar Telekom Plc. pays special attention to meeting environmental protection regulations in its activities. The necessary power supply batteries used in switches and power generators and used cell phones are stored and neutralized in accordance with the applicable environmental protection laws.

The Company did not incur penalty expenses due to environmental liabilities.

4.         Summary of the Company’s financial position and liquidity

The Company’s financial position and liquidity as of December 31, 2008 and 2009 are represented by the following financial ratios:

	2008	2009
Liquidity ratio (= current assets / current liabilities)	0.39	0.56
Operating margin (= operating profit / (sales revenues + other revenues))	0.18	0.15
Operating return on assets (= operating profit / total assets)	0.1	0.08
Leverage ratio (= non current liabilities / (non current liabilities + equity))	0.42	0.40

12

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The favorable change in liquidity ratio is due to the not yet recorded dividend for the current year which will be recorded after the decision of the General Meeting.

13

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The following is the cashflow statement for the years ended on December 31, 2008 and 2009:

		2008	2009

I. Cash flows from operating activities (lines 1-14)		57,074	29,874

1. Profit before income tax (before dividend received)	(+/-)	65,225	43,724
2. Depreciation and amortization	(+)	88,104	82,659
3. Impairment losses charged and reversed	(+/-)	3,245	11,169
4. Change in provisions	(+/-)	-1,966	-587
5. Profit or loss on the sale of non current assets	(+/-)	-2,323	-172
6. Change in accounts payable (1)	(+/-)	3,559	4,518
7. Change in other current liabilities (1)	(+/-)	-9,625	-74,623
8. Change in accruals	(+/-)	-1,655	-1,692
9. Change in accounts receivable	(+/-)	1,627	-10,505
10. Change in current assets (without accounts receivable and cash and cash equivalents)	(+/-)	-7,860	-16,952
11. Change in prepayments	(+/-)	2,920	-3,998
12. Income tax paid	(--)	-3,046	-1,900
13. Dividend paid/payable	(--)	-77,052	0
14. Other non cash items	(+/-)	-4,079	-1,767

II. Cash flows from investing activities (lines 15-17)		-42,141	-68,524

15. Acquisition of fixed assets and financial investments	(--)	-85,589	-100,437
16. Proceeds from sale of non current assets	(+)	5,972	504
17. Dividends and advanced dividends received	(+)	37,476	31,409

III. Cash flows from financing activities (lines 18-29)		17,783	12,202

18. Proceeds from issue of shares	(+)	0	0
19. Proceeds from the issuance of bonds	(+)	0	0
20. Loans received	(+)	139,979	198,952
21. Redemption from non current loans granted and bank deposits	(+)	19,287	11,348
22. Non-repayable liquid assets received	(+)	0	0
23. Share capital decrease	(--)	0	0
24. Treasury stock repurchases	(--)	0	0
25. Repayment of bonds	(--)	0	0
26. Repayment of loans	(--)	-124,467	-188,880
27. Non current loans granted and bank deposits	(--)	-14,445	-8,474
28. Non-repayable donations given	(--)	-129	-7
29. Change in liabilities to founders and other non current liabilities	(+/-)	-2,442	-737

IV. Change in liquid assets (lines I. + II. + III.)	(+/-)	32,716	-26,448

Cash at the beginning of the year		3,912	36,628
Cash at year-end		36,628	10,180

(1) The change in suppliers of assets in course of construction related to subsidiaries amounted to HUF 1,247 million increase in 2008 and HUF 42 million increase in 2009 are corrected in the caption of ‘Change in other current liabilities’ in 2008. In 2009 this was reviewed and corrected from the caption of ‘Change in accounts payable’. For the purpose of ensuring the comparison the 2008 year’s data was modified accordingly.

14

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

5.         Intangible fixed assets

The following table is a summary of intangible fixed asset movements between January 1, 2008 and December 31, 2009:

	Capitalized costs of R&D	Rights	Intellectual property	Goodwill	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2008	0	146,333	12,267	218,346	376,946
Additions	0	13,311	949	1,374	15,634
Disposals	0	4,967	0	0	4,967
Reclassifications	0	-72	24	0	-48
Balance as of December 31, 2008	0	154,605	13,240	219,720	387,565
Additions	0	12,192	634	1,585	14,411
Additions due to merger	0	2,952	796	100	3,848
Disposals	0	2,591	13	0	2,604
Reclassifications	0	510	-15	0	495
Balance as of December 31, 2009	0	167,668	14,642	221,405	403,715

AMORTIZATION

Opening balance as of January 1, 2008	0	83,802	8,765	60,279	152,846
Charge for the year	0	15,175	875	10,137	26,187
Impairment	0	0	0	883	883
Disposals	0	4,929	0	0	4,929
Reclassifications	0	-4	0	0	-4
Balance as of December 31, 2008	0	94,044	9,640	71,299	174,983
Charge for the year	0	16,212	562	10,130	26,904
Impairment	0	0	0	256	256
Additions due to merger	0	1,959	408	0	2,367
Disposals	0	2,528	12	0	2,540
Reclassifications	0	-1	0	0	-1
Balance as of December 31, 2009	0	109,686	10,598	81,685	201,969

NET BOOK VALUE as of December 31, 2008	0	60,561	3,600	148,421	212,582

NET BOOK VALUE as of December 31, 2009	0	57,982	4,044	139,720	201,746

15

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Rights

The gross value of rights increased by HUF 15,144 million in the current year. Significant part of this increment (HUF 10,621 million) was caused by capitalizations and additional capitalizations of IT systems software rights of use (HUF 5,027 million), other software rights of use (HUF 2,332 million) and other rights (HUF 466 million), as well as the increases from the merger of T-Kábel into Magyar Telekom Plc. (Rights in the amount of HUF 2,225 million and Other rights in the amount of HUF 571 million).

The decrease is mainly due to inventory shortage of service supporting systems (gross value is HUF 747 million, net value is zero), the scrapping of obsolete software rights not to be used for other purposes (gross value is HUF 1,170 million, net value is zero) and software of centers linked to operating base stations (NOC-NIS) (gross value is HUF 360 million, net value is zero).

Intellectual properties

The increase is mainly due to the capitalization of other own software in the amount of HUF 600 million and the increment resulting from the merger of T-Kábel into Magyar Telekom Plc. in the amount of HUF 796 million under the same class of assets.

In 2009, the Company reviewed the useful lives of intangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 1,032 million less amortization was charged for 2009.

Goodwill

In 2009, the Company purchased 100 per cent of the shares of KFKI Direkt Kft., ISH Informatikai Kft. and ISH Kft. In these transactions HUF 45 million (KFKI Direkt Kft.) and HUF 1,424 million (ISH Informatika Kft.) goodwill were recognized.

Also in 2009, connected to the subsequent correction of the purchase price of KFKI Rendszerintegrációs Zrt., IWIW Szolgáltató Kft. and M-Factory Kft. further HUF 78 million, HUF 13 million and HUF 25 million goodwill were recognized, respectively.

Goodwill was increased by HUF 100 million due to the merger of T-Kábel into Magyar Telekom Plc. as of September 30, 2009 in relation to Dél-Vonal Kft.

During 2009 HUF 10,130 million amortization was charged on goodwill.

Impairment in the amount of HUF 256 million was recorded on goodwill of which HUF 206 million comes from the reduction of M-Factory Kft.’s goodwill to the market value calculated on the basis of a DFC model based on a ten-year business plan and HUF 50 million comes from the reduction of Orbitel E.A.D.’s goodwill (purchased in 2007) to the return value calculated from the purchase offer on the investment.

16

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The movements in gross value and amortization of goodwill in 2008 and 2009 are summarized as follows:

Description	Remaining useful life (month)	Gross book value as of December 31, 2008	Accumulated amort’n as of December 31, 2008	Net book value as of December 31, 2008	Goodwill recorded in 2009	Amort’n and reclass. charge in 2009	Net book value as of December 31, 2009
T-Mobile Távközlési Magyarország Rt.	144	181,948	-63,725	118,223	0	-9,115	109,108
KFKI Rendszerintegrációs Zrt.	0	8,718	0	8,718	78	0	8,796
EMITEL Távközlési Zrt.	113	10,501	-4,367	6,134	0	-589	5,545
Stonebridge Communication A.D.	162	7,507	-1,833	5,674	0	-392	5,282
Dataplex Kft.	0	4,793	0	4,793	0	0	4,793
IWIW Szolgáltató Kft.	0	1,142	0	1,142	13	0	1,155
IQSYS Zrt.	0	1,132	0	1,132	0	0	1,132
Orbitel A.D.	0	933	-883	50	0	-50	0
Combridge S.R.L.	0	818	0	818	0	0	818
Novatel EOOD	0	447	0	447	0	0	447
M-Factory Kft.	0	977	0	977	25	-206	796
Adnetwork Online Marketing Kft.	0	174	0	174	0	0	174
Integris-Rendszerház Kft. (Rába Szolgáltatóház Kft.)	37	306	-167	139	0	-34	105
Alba Internet Adatbank és Informatikai Kft.	0	70	-70	0	0	0	0
KIBU Innováció Kft.	0	58	-58	0	0	0	0
Telemacedonia A.D.	0	3	-3	0	0	0	0
BCN Rendszerház Kft.	0	193	-193	0	0	0	0
KFKI Direkt Kft.	0	0	0	0	45	0	45
Dél-Vonal Kft.	0	0	0	0	100	0	100
ISH Informatikai Kft.	0	0	0	0	1,424	0	1,424
Total		219,720	-71,299	148,421	1,685	-10,386	139,720

17

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

6.         Tangible fixed assets

The following table is a summary of tangible fixed asset movements — without construction in progress and advance payments for construction in progress — between January 1, 2008 and December 31, 2009:

	Real estate and related rights	Technical equipment, machinery and vehicles	Other equipment and vehicles	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2008	368,606	599,215	74,690	1,042,511
Additions	11,972	38,278	5,935	56,185
Disposals	6,462	18,009	3,125	27,596
Reclassifications	-6,350	6,892	-661	-119
Balance as of December 31, 2008	367,766	626,376	76,839	1,070,981
Additions	20,841	39,236	5,448	65,525
Additions due to merger	14,181	12,980	720	27,881
Disposals	1,154	13,333	2,822	17,309
Reclassifications	-780	341	-355	-794
Balance as of December 31, 2009	400,854	665,600	79,830	1,146,284

DEPRECIATION

Opening balance as of January 1, 2008	132,352	441,461	61,819	635,632
Charge for the year	12,868	43,232	5,393	61,493
Impairment	9	1	1	11
Disposals	3,019	16,624	2,740	22,383
Reclassifications	-2,811	3,141	-354	-24
Balance as of December 31, 2008	139,399	471,211	64,119	674,729
Charge for the year	13,457	36,963	4,888	55,308
Impairment	450	1	2	453
Additions due to merger	5,930	8,811	402	15,143
Disposals	826	12,541	2,573	15,940
Reclassifications	-348	238	-251	-361
Balance as of December 31, 2009	158,062	504,683	66,587	729,332

NET BOOK VALUE as of December 31, 2008	228,367	155,165	12,720	396,252

NET BOOK VALUE as of December 31, 2009	242,792	160,917	13,243	416,952

Further details are disclosed in Appendix 1.

18

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Real estate and related rights

Increase in real estate and related rights amounted to HUF 35,022 million in gross value of which the most significant items are:

Buildings and other real estates increased by HUF 4,680 million in gross value (see Appendix 1) of which the antenna towers built on land not owned by the Company amounted to HUF 1,775 million and renovating/improving the long-life structured buildings amounted to HUF 1,311 million were the most significant. The increase due to the merger of T-Kábel into Magyar Telekom Plc. is HUF 98 million.

Gross value of telecommunication networks increased by HUF 30,003 million (see Appendix 1) of which the significant items are:

• cable TV covered house-network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 9,030 million,

• cable TV coaxial house-network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 3,468 million,

• cable TV optical network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 976 million,

• copper wire overground telecom cables for local network amounted to HUF 3,262 million,

• DVB-S infrastructure (Digital Video Broadcasting-Satellite) amounted to HUF 3,086 million,

• fiber optic telecom cables of local network pulled in ducts amounted to HUF 2,614 million,

• copper wire telecom cables of local network pulled in ducts amounted to HUF 1,486 million,

• ducts amounted to HUF 1,316 million,

• inground copper wire telecom cables for local network amounted to HUF 1,044 million,

• fiber optic overground telecom cables for local network amounted to HUF 1,042 million.

The decrease in real estate and related rights is mainly due to

• the sale of

•                  rental right of international connection - United Kingdom-United States of America-France - (gross value: HUF 166 million, net value: HUF 14 million)

• scrapping and partial scrapping of which the significant items are:

•                  copper wire overground telecom cables for local network (gross value: HUF 364 million, net value: HUF 147 million),

•                  telephone booths (gross value: HUF 126 million, net value: HUF 1 million),

•                  construction works on rented buildings (gross value: HUF 112 million, net value is zero).

Impairment was recorded in the amount of HUF 450 million of which the most significant item is the rental right of international connections (HUF 303 million). The reason of impairment is the cancellation of connections namely their technical detachment from the network of Magyar Telekom Plc. Connected to these assets revenues will no longer incur for Magyar Telekom Plc.

The most significant item in reclassifications was the reclassification of long-life structured buildings held for sale to current assets amounting to HUF 646 million in gross value (its amortization is HUF 268 million).

19

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Technical equipment, machinery and vehicles

Increase is due the capitalization and extension of telecommunication equipment of HUF 52,216 million of which the significant items are:

• DVBS-STB (set top box) amounted to HUF 7,076 million,

• CE routers and 3 play equipment amounted to HUF 4,035 million,

• BTS-GSM (900-1800) radio communications equipment amounted to HUF 2,407 million,

• routers amounted to HUF 2,130 million,

• BTS-UMTS radio communications equipment amounted to HUF 2,128 million,

• GSM access network control device amounted to HUF 1,609 million,

• control and management of mobile central network amounted to HUF 1,556 million

• construction engineering equipment amounted to HUF 1,422 million.

Significant increasing items from the merger of T-Kábel into Magyar Telekom Plc.:

• cable TV coaxial covered active and passive components amounted to HUF 6,350 million,

• cable TV house network active and passive equipment amounted to HUF 3,133 million,

• optical cable TV transmission equipment amounted to HUF 2,717 million.

Decrease is mainly due to scrapping of obsolete assets amounted to HUF 13,333 million in gross value of which the significant items are:

• point-to-multipoint structured subscriber microwave equipment in the 1.5 GHz frequency band serving telephony and data transmission purposes (gross value: HUF 1,277 million, net value is zero),

• hardware of centers linked to operating base stations (NOC-NIS) (gross value: HUF 933 million, net value is zero),

• BTS-GSM (900-1800) radio communications equipment (gross value: HUF 884 million, net value: HUF 174 million),

• onground microwave telecommunication equipment (gross value: HUF 828 million, net value: HUF 6 million),

• construction engineering equipment (gross value: HUF 616 million, net value: HUF 67 million).

Other equipment and vehicles

From the HUF 6,168 million increase of other equipment and vehicles HUF 720 million is due to the merger of T-Kábel into Magyar Telekom Plc. Further significant items are the capitalization and extension of servers (HUF 1,038 million), the capitalization of IT system hardware (HUF 930 million) and the capitalization of computer peripherals not serving the core activities (HUF 721 million).

The HUF 2,822 million decrease in gross value of other equipment and vehicles is due to the sale and scrapping of equipment of which the significant items are:

• sale of passenger cars (gross value: HUF 434 million, net value: HUF 158 million),

• scrappings:

•                  computer peripherals not serving directly the core activities (gross value: HUF 362 million, net value: HUF 4 million),

•                  IT systems hardware (mobile) (gross value: HUF 340 million, net value: HUF 1 million),

•                  equipment with development and testing purposes (gross value: HUF 232 million, net value is zero),

•                  instruments (gross value: HUF 144 million, net value: HUF 2 million),

•                  servers and system support IT equipment (gross value: HUF 252 million, net value is zero),

•                  furniture (gross value: HUF 240 million, net value: HUF 5 million).

20

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

In 2009, the Company reviewed the useful life of tangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 2,220 million less depreciation was charged for 2009.

21

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

7.         Non current investments in related parties

As of December 31, 2008 and 2009, the Company’s non current investments are summarized as follows (further details on investments (ownership, voting rights, owners’ equity data) are disclosed in Appendix 2):

	Ownership direct (%)	Ownership indirect (%)	Net book value
	2009		2008	2009

Stonebridge Communication A.D. (under liquidation)	100.00		94,546	94,764
Crnogorski Telekom A.D.	76.53		38,539	39,413
Investel Zrt.	100.00		9,029	9,029
Pro-M Zrt.	100.00		8,200	8,200
KFKI Rendszerintegrációs Zrt.	100.00		5,155	5,155
Origo Zrt. (previously T-Online Zrt.)	100.00		2,049	3,549
ViDaNet Zrt.	67.50	22.50	2,836	2,836
Dataplex Kft.	100.00		2,005	2,005
Combridge S.R.L.	100.00		1,959	2,004
Telekom Média Holding Zrt.	100.00		0	1,745
ISH Informatikai Kft.	100.00		0	1,587
Orbitel A.D.	100.00		1,724	1,421
IQSYS Zrt.	100.00		1,375	1,375
Novatel E.O.O.D	100.00		662	677
EurAccount Kft.	99.00	1.00	446	446
EPT Nyrt.	97.20		304	304
KFKI Direkt Kft.	100.00		0	264
M-Factory Zrt.	100.00		63	63
HUNSAT Zrt.	50.00		50	50
Telemacedonia A.D.	100.00		22	22
Tele-Data Kft.	50.98		20	20
Budakalász KTV Kft.	25.00		0	20
KIBU Innováció Kft. (X-Byte Kft.)	99.20	0.80	86	19
Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.	60.00		3	3
ISH Kereskedelmi Kft.	100.00		0	3
T-Kábel Magyarország Kft.	0	0	2,359	0
IKO-Telekom Zrt.	0	0	1,600	0
ViaBridge Telecommunications H. L. (liquidation concluded)	0	0	106	0
Novatel Ukraine L.L.C.	99.94	0.06	73	0
Total			173,211	174,974

22

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Significant changes of Non current investments in subsidiaries in 2008 and in 2009

In 2008, certain companies were cancelled from the Company’s books because of mergers (T-Systems Hungary Kft., Integris Rendszerház Kft. and BCN Rendszerház Kft.).

During 2008 certain subsidiaries increased their capitals (Dataplex Kft. by HUF 950 million, Combridge S.R.L. by HUF 1,726 million).

The Company purchased further IQSYS shares in the amount of HUF 1,456 million.

Gabriele 17 GmbH was sold and the investment with a net book value of HUF 7 million was cancelled from the books. Because of liquidation ProMoKom Zrt. was also cancelled from the books in the amount of HUF 18 million.

In 2009 there were new acquisitions. Magyar Telekom Plc. purchased KFKI Direkt Kft. which increased the amount of investments by HUF 264 million. 100 per cent shares of International System House Infromatikai Kft. and International System House Kereskedelmi és Szoftverfejlesztő Kft. were also acquired. The two investments together increased the amount of investments by HUF 1,590 million.

Magyar Telekom Plc. as a shareholder retired from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The new investment increased the balance of non current investments by HUF 1,745 million.

In 2009, the book value of investment in Origo Zrt. increased by HUF 1,500 million due to capital increase.

In 2009, ViaBridge Telecommunications H.L.’s liquidation procedure was closed and the investment was cancelled from the Company’s books.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided on the merger of T-Kábel Magyarország Kft. into Magyar Telekom Plc. The transformation was registered by the Court of Registry with effect from September 30, 2009. After the merger the Company cancelled the investment in T-Kábel Magyarország Kft. from its books.

After the merger Budakalász KTV Kft. - which was earlier an investment of T-Kábel Magyarország Kft. - was recorded in the books of Magyar Telekom Plc. with a book value of HUF 20 million.

As a consequence of some statements in the minutes of investigation into certain consultancy contracts (mentioned in Note 1) the book value of the investment in Stonebridge Communications A.D. decreased by HUF 1,862 million.

HUF 3,045 million was recorded as foreign exchange difference on foreign investments at the balance sheet date. This amount increased the book value of non current investments.

During 2009 HUF 475 million impairment was recorded related to investments of which the most significant item is the impairment of Orbitel A.D. in the amount of HUF 335 million. Further impairment was recorded relating to the investments in Novatel Ukraine L.L.C. (HUF 73 million) and in KIBU Innováció Kft. (HUF 67 million).

23

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Stonebridge Communications A.D. (Stonebridge A.D.)

In December 2000, Magyar Telekom Plc., on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The 51 percent ownership acquired by Magyar Telekom Plc. was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge A.D., which is a holding company residing in Skopje. Magyar Telekom Plc.’s has 100 per cent share in Stonebridge A.D. since 2004.

Crnogorski Telekom A.D.

In 2004, the Montenegrin Privatization Agency issued a tender for the sale of a 51.12 per cent stake in the Montenegrin Telecommunications Company (TCG). Magyar Telekom Plc. won the tender.

Crnogorski Telekom A.D. is the leading telecommunication service provider of Montenegro. The share purchase agreement was signed on March 15, 2005 in the amount of EUR 114 million.

In 2005, Magyar Telekom Plc. acquired a further 25.41 per cent share for EUR 27 million based on an agreement with minority shareholders.

Investel Magyar Távközlési Befektetési Zrt. (Investel Zrt.)

Investel Zrt. was established in 1991 with the majority ownership of Magyar Telekom Plc. Currently it performs proprietorial and trustee tasks in certain subsidiaries of Magyar Telekom Plc.

In 2007 EGERTEL Zrt. merged into Investel Zrt.

Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.)

Magyar Telekom Plc. took a decision in 2005 to establish Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.) and it was registered at Court of Registry in 2006. The company was established to design, implement and install a wireless network (EDR) using TETRA technology and provides this service for exclusively to certain organizations (e.g. police, ambulance, etc.). The EDR agreement with the Prime Minister’s Office is for a period of ten years.

KFKI Rendszerintegrációs Zrt.

In 2006 Magyar Telekom Plc. purchased the 100 per cent ownership in KFKI (KFKI-LNX) Zrt. The company had further two subsidiaries: ICON Zrt. and IQSYS Zrt. All three were significant in Hungary’s IT service sector.  BCN Rendszerház Kft. and ICON Zrt. merged into the company with effect of December 31, 2007. In 2008 KFKI Zrt. sold its investment in IQSYS Zrt. to Magyar Telekom Plc.

ViDaNet Kábeltelevíziós Szolgáltató Zrt. (ViDaNet Zrt.)

ViDaNet Zrt. was established in 2003 by the merger of several companies for providing cable television services. Magyar Telekom Plc.’s direct and indirect ownership in total is 90 per cent and has 49 per cent voting right in the company.

T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.)

In 1998, Magyar Telekom Plc. established MatávkábelTV Kft. to provide cable television services.

24

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

MatávkábelTV Kft. changed its name to T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.) in 2005 and continued its activities under that name. In 2009 the company merged into Magyar Telekom Plc.

Origo Média és Kommunikációs Szolgáltató Zrt. (Origo Zrt.) - previously T-Online Magyarország Internet Szolgáltató Zrt.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc.

The internet and content providing business line of T-Online Magyarország Zrt. continues its activities under the name of Origo Média és Kommunikációs Szolgáltató Zrt. In 2009, Magyar Telekom Plc. decided to increase its share capital by private placement of 179,870 pieces of shares with face value of HUF 100 (on HUF 8,339.40 issue amount).  After this transaction the company’s share capital changed to HUF 300 million.

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. (Dataplex Kft.)

On December 12, 2005, Magyar Telekom Plc. signed an agreement on purchasing the 100 per cent ownership of Dataplex Kft. The company is a major player in Hungary’s IT service sector.

After the approval of the Hungarian Competition Authority the Court of Registry registered the transaction on April 20, 2006.

Combridge S.R.L.

The company is an alternative telecommunication service provider of Romania. Its main activities are: international and domestic leased line connection, international internet access, international IPVPN services, roaming services and international VoIP call termination. In 2007, Magyar Telekom Plc. purchased the share of Combridge S.R.L from ViaBridge Ltd.

Orbitel E.A.D.

The company is an alternative telecommunication service provider of Bulgaria and purchased by Magyar Telekom Plc. through ViaBridge Ltd. in 2006. Its main activities are: voice service, providing connection between sites, leased line and IPVPN services and system (network) integration. In 2007, Magyar Telekom Plc. purchased the share of Orbitel A.D. from ViaBridge Ltd. In 2009 Magyar Telekom Plc. notified the Bulgarian Competiton Authority about the intention to sell its investment in the company. The Authority approved the transaction in January, 2010 and so the contract of sale on the investment successfully concluded on January 28, 2010.

IKO-TELEKOM Média Holding Zrt. (IKO-TELEKOM Zrt.)

IKO-Telekom Zrt. was established in 2005. The company is jointly controlled by Magyar Telekom Plc. and IKO Productions Kft. with the aim of merging their interests in Magyar RTL Televízió Rt. and providing interactive and premium rate content services. In April, 2008 the owners decided to demerge the company by separation which was made in 2009. Magyar Telekom Plc. as a shareholder demerged from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books in 2009.

25

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

IQSYS Informatikai Zrt. (IQSYS Zrt.)

IQSYS Zrt. was established in 1990. The company’s main activities are: releasing software, wholesale of computers and software, reproduction of computer storage media, data processing and repair of office computers.

In 2007 Magyar Telekom Plc. purchased 0.3 per cent direct ownership in the amount of HUF 15 million. T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt. with effect from December 31, 2007.

In 2008 the Magyar Telekom Plc. purchased further shares and acquired 100 per cent ownership in the company.

Novatel E.O.O.D.

The company was established in 2004 with headquarters in Bulgaria. The company’s main activities are: international and domestic leased line connection, international internet access and IPVPN services, roaming services, infocommunication business solutions and international call termination. The company was owned by ViaBridge Ltd. until Magyar Telekom Plc. purchased it in 2007.

EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (EurAccount Kft.)

EurAccount Kft. was established on March 1, 2005 by Magyar Telekom Plc. The company provides booking and accounting services for Magyar Telekom Plc. and its subsidiaries.

Első Pesti Telefontársaság Nyrt. (EPT Nyrt.)

EPT Nyrt. was established in 1992. At present the company provides IP based international and domestic telecommunication and call center services.

ViaBridge Telecommunications Holding Limited (ViaBridge Ltd.)

The company was established in 2004 with headquarter in Malta owned by Magyar Telekom Plc.’s 100 per cent direct and indirect ownership in total. Its aim was to manage Magyar Telekom Plc.’s small foreign investments as a holding. In 2007 Magyar Telekom Plc. purchased the company’s investments acquiring 100 per cent direct ownership in them.

In 2008 Magyar Telekom Plc. decided on the liquidation of the company which was completed in 2009. The investment was cancelled from Magyar Telekom Plc.’s books in 2009.

KIBU Innováció Kft.

The company was established in 1989 under the name of X-Byte Kft. Magyar Telekom Plc. has become 100 per cent owner of the company in 2005. The company changed its name to KIBU Innováció Kft. in 2007. Its activity is technical research and development as a nonprofit organization. KIBU is the Magyar Telekom Plc.’s innovation labor for young researchers who are interested in the convergence of mobile communication, online communities and urban space and are passionate about creating experimental projects in cross-disciplinary teams.

Novatel UKRAINE LLC

Magyar Telekom Plc. established NOVATEL Ukraine Limited Liability Company in 2005. The company’s main activity is to sale certain products of Magyar Telekom Plc. in Ukraine.

26

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

M-Factory Kommunikációs Szolgáltató Zrt.

In January 2007 Magyar Telekom Plc. purchased 100 per cent of Mobilpress Zrt.’s shares and 75.05 per cent share in M-Factory Kommunikációs Szolgáltató Kft. During 2007 the M-Factory Kft. merged into Mobilpress Zrt. The successor company’s name was changed to M-Factory Kommunikációs Szolgáltató Zrt. As a result of the transformation, Magyar Telekom Plc.’s ownership in the company changed to 92 per cent. In 2008 Magyar Telekom Plc. purchased the remaining 8 per cent of shares and increased its ownership to 100 per cent.

Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.

The company was established in 2004 (under the name of Mindentudás Egyeteme Kht.) by Magyar Telekom Plc., the Hungarian Academy of Sciences and T-Online Magyarország Zrt. The purpose of its public activity is to organize public courses through media and other telecommunication means to help spreading knowledge of highly interesting scientific topics. The company conducts its business activities to accomplish its main purposes without endangering it.

The proportion of Magyar Telekom Plc.’s direct share in the company changed from 40 per cent to 60 per cent subsequent to the merger of T-Online Zrt.’s access business line into Magyar Telekom Plc in 2007.

ISH International System House Informatika Kft. (ISH Informatika Kft.) and International System House Kereskedelmi és Szoftverfejlesztő Kft. (ISH Kft)

Main activity of ISH Kft. (established in 1996) and ISH Informatika Kft. (established in 2009 by demerge from ISH Kft.) is computer programming. ISH Informatika Kft. provides complex medical IT solutions, IT systems and services for its domestic and foreign customers. In 2009, Magyar Telekom Plc. acquired the 100 per cent shares of ISH Informatika Kft. and ISH Kft. and so became the sole owner of the companies. The transaction was approved by the Hungarian Competition Authority.

Telekom Média Holding Zrt.

In 2009, Magyar Telekom Plc. as shareholder retired from IKO-Telekom Média Holding Zrt. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The members of the holding are Telekom New Media Kft. and Telekom Content & Rights Kft.

Telekom New Media (as part of Telekom Media Holding) is the leading participant of the premium rated interactive market in Hungary. The company is a producer of television programs based on own license.

Telekom Content & Rights Kft.’s main activity is mobile content marketing.

27

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

8.         Non current loans granted to related parties

As of December 31, 2008 and 2009 non current loans granted to related parties are the following:

	2008	2009

Pro-M Zrt.	8,100	6,700
Dataplex Kft.	3,250	2,850
NOVATEL E.O.O.D.	2,148	2,197
IQSYS Zrt.	0	1,400
KFKI Rendszerintegrációs Zrt.	1,000	0
ViDaNet Zrt.	700	0
Origo Zrt.	600	0
Total	15,798	13,147

The amount of loans does not include the instalments due within one year. These instalments are disclosed as short term receivables from related parties (see Note 12).

9.         Other non current loans granted

This caption contains long term loans granted to employees (HUF 3,928 million), the long term part of instalment receivables of cell phone sales (HUF 858 million), the non current deposit connected to acquiring KFKI Direkt Kft. investment (HUF 47 million) and deposits given (HUF 26 million) totalling HUF 4,859 million.

10.  Inventories

Inventories mainly include network maintenance materials, while the majority of goods are telecommunication goods and fixed assets held for sale.

The following is a movement table of inventories between January 1, 2008 and December 31, 2009:

	2008	2009

Opening balance	7,161	8,267
Change in inventories	1,216	-1,834
Impairment loss	-110	-308
Increase due to the merger	0	787
Closing balance	8,267	6,912

The decrease of inventories is due to the decrease of mobile phone and accessories and the decrease of service materials of mobile phones.

Further details of inventory impairment are disclosed in Appendix 3.

28

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

11.  Accounts receivable

As of December 31, 2008 and 2009 accounts receivable include the following:

	2008	2009

Domestic accounts receivable	44,650	52,626
Foreign accounts receivable	2,069	1,532
Impairment of receivables	-10,123	-14,494
Total	36,596	39,664

The significant increase in domestic accounts receivable and impairment is mainly due to the increase in proportion and quantity of overdue receivables.

Further details on receivables impairment are disclosed in Appendix 3.

12.  Receivables from related parties

Receivables from related parties as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Receivables from IQSYS Kft.(1)	676	2,079
Loans to ViDaNet Zrt.	540	900
Loans to Dataplex Kft.	1,000	800
Receivables from Pro-M Zrt.(2)	3,099	684
Receivables from Origo Zrt.	26	553
Receivables from Combridge S.R.L.	893	408
Loans to EPT Nyrt.	445	340
Loans to M-Factory Zrt.	220	220
Loans to KFKI Rendszerintegrációs Zrt.	0	200
Receivables from Novatel Ukraine L.L.C.	236	195
Receivables from Makedonski Telekom A.D.	420	107
Loans to Novatel E.O.O.D.	481	86
Receivables form EurAccount Kft.	354	64
Loans to Orbitel A.D.	0	7
Receivables from T-Kábel Kft.(3)	7,279	0
Dividend receivable from IKO-Telekom Media Holding Zrt.(4)	2,033	0
Other	421	250
Total	18,123	6,893

(1) In 2009, the increase is due to the HUF 1,640 million loan granted to IQSYS Zrt.

(2) The decrease is due to the redemption of the HUF 2,400 million loan granted to Pro-M Zrt.

(3) The decrease is due to the merger of T-Kábel Kft. into Magyar Telekom Plc. with effect from September 30, 2009.
(4) Collected in 2009.

29

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

13.  Receivables from other related parties

This caption contains two loans granted (HUF 20,000 million and HUF 9,500 million) to Deutsche Telekom A.G.

14.  Other receivables

The Company’s other receivables as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Tax receivables	1,743	1,751
Advance payments given	2,672	1,560
Receivables from employees	1,364	1,302
Receivables from the government	84	86
KFKI deposit	413	0
Other	1,000	1,071
Total	7,276	5,770

15.  Securities

The amount of HUF 1,179 million represents the value of repurchased treasury stock. On July 3, 2002 the Company issued new shares through CIB Bank Zrt. to cover its management stock option plan. In 2007 shares with a book value of HUF 325 million were sold within the frame of the above mentioned plan.

There was no change in the facts compared to the previous year’s Note whereas there was no treasury stock sale in 2009.

16.  Prepayments and accrued income

	2008	2009
Accrued income related to telecommunication activities	25,728	29,164
Accrued income related to related parties	1,698	911
Other	707	1,023
Accrued income	28,133	31,098
Accrued amount of value correction paid related to loans	0	738
Rental fees	632	453
Insurance fees	2	142
Other	446	780
Prepaid costs and expenses	1,080	2,113
Total	29,213	33,211

Revenues related to the main activity are accrued depending on the billing-cycle. The revenues of actual, but not invoiced traffic are accrued.

HUF 738 million is the accrued amount (on December 31, 2009) of value correction paid related to EUR 161 million loan taken up from Deutsche Telekom Finance B.V. in June, 2009. Of this amount HUF 146 million charges the years’ results between 2010 and 2014 annually and HUF 8 million charges the result of the year 2015.

30

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

17.  Shareholder’s Equity

Shareholder	Number of shares	Nominal value (HUF per share)	Total value (HUF’000)	Ownership percentage (%)

MagyarCom Holding GmbH	617,436,759	100	61,743,676	59.21%
Free float	423,802,143	100	42,380,214	40.65%
Repurchased treasury stock	1,503,541	100	150,354	0.14%
State-owned	100	100	10	0.00%
Total	1,042,742,543		104,274,254	100.00%

According to the decisions taken on the General Meeting of Magyar Telekom Plc. held on June 29, 2009 the number of the shareholders who do not wish to take part in the legal successor company (established after the merger of T-Kábel Kft. and Dél-Vonal Kft. into Magyar Telekom Plc.) is two, with 3,072 shares, Consequently, the equity of Magyar Telekom Plc. is decreased with the nominal value of the shares owned by the shareholders who do not wish to participate in the legal successor company, accordingly, the equity of the Company changed to HUF 104,274,254,300 and the number of Series A ordinary shares of HUF 100 face value is decreased by the number of shares owned by these shareholders.

The capital decrease was registered by the Court of Registry with effect from September 30, 2009.

Changes in the equity items during 2008 and 2009 are summarized as follows:

	Common stock	Capital reserves	Retained earnings	Restricted reserves (1)	Balance Sheet Net Profit
Opening balance as of January 1, 2008	104,275	58,289	171,525	1,556	0
Increases	0	0	1,347	0	21,573
Decreases	0	0	128	0	0
Reclassifications	0	0	-500	500	0
Balance as of December 31, 2008	104,275	58,289	172,244	2,056	21,573
Increases	0	0	0	0	74,227
Increase due to merger	0	4,049	2,306	500	0
Decreases	1	0	1,067	0	0
Decrease due to merger	0	3,386	3,011	0	0
Reclassifications	0	0	21,450	123	-21,573
Balance as of December 31, 2009	104,274	58,952	191,922	2,679	74,227

(1) Restricted reserves contain amount of own shares (HUF 1,179 million) and development reserve in the amount of HUF 1,500 million.

31

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Changes in the retained earnings due to the merger are summarized as follows:

2009
Decrease
Due to the cancellation of investment in T-Kábel Kft.	2,208
Due to the takeover of T-Kábel Kft.’s retained earnings	499
Due to the cancellation of investment in Dél-Vonal Kft.	303
Due to the payment of the member leaving T-Kábel Kft.	1
Total decrease due to the merger	3,011

Increase
Due to the takeover of T-Kábel Kft.’s result for the period January-September, 2009	2,190
Due to the takeover of Dél-Vonal Kft.’s retained earnings	112
Due to the takeover of T-Kábel Kft.’s result for the period January-September, 2009	4
Total increase due to the merger	2,306

Capital reserves decreased by HUF 3,386 million due to the payment of the member leaving T-Kábel Kft. related to the merger and increased by HUF 4,049 million due to the takeover of T-Kábel Kft.’s capital reserves.

18.  Provisions

	Early retirement and severance payments (1)	Contingent liabilities	Other	Total
Opening Balance as of January 1, 2008	14,145	6,474	1,430	22,049
Reclassification at opening	0	27	-27	0
Increase	4,603	5,887	551	11,041
Decrease	9,790	2,689	529	13,008
Closing Balance as of December 31, 2008	8,958	9,699	1,425	20,082
Increase	7,300	6,839	195	14,334
Increase due to merger	14	37	2	53
Decrease	8,256	5,619	1,099	14,974
Closing Balance as of December 31, 2009	8,016	10,956	523	19,495

(1) In 2009, HUF 7,300 million provision was recognized and HUF 8,256 million was reversed in connection with headcount reduction.

32

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The main items of reversals of provision for contingent liabilities during the year are as follows:

Titles	2008	2009
Customer loyalty program	1,812	2,565
Payment obligation due to EKG agreement	0	1,453
Legal cases	150	325
Environmental liabilities	58	300
Employees’ bonuses	70	272
Penalties	0	260
Royalties	0	257
Contractual obligation on dismissal expenses of employees	14	132
Guarantee liabilities	44	48
Contractual (asset retirement) obligation	0	7
Local business tax default	355	0
Amount transferred to Dimenzió Biztosító Egyesület	180	0
Forgiveness of employee loans	6	0
Total reversals	2,689	5,619

The main items of increase of provision for contingent liabilities during the year are as follows:

Titles	2008	2009
Derivatives (1)	0	3,229
Customer loyalty program	1,562	2,253
Contractual (asset retirement) obligation	2,324	569
Legal cases	14	311
Employees’ bonuses	352	163
Penalties	50	156
Environmental liabilities	1,285	88
Guarantee liabilities	48	46
Local business tax default	-519	0
Royalties	230	0
Liability increase due to EKG agreement	541	0
Other	0	24
Total increases	5,887	6,839

(1) Provision created in 2009 for the expected loss related to forward and swap deals still open on the balance sheet date and disclosed on negative fair value among off-balance sheet contingent liabilities. In 2008 there were no expected losses on such deals at the Company.

33

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

19.  Other non current loans

The Company had long term loan liabilities in the amount of HUF 23,120 million as of December 31, 2009.

During 2009, HUF 11,000 million was drawn down and HUF 5,437 million was reclassified to current loans. The Company repaid HUF 854 million during 2009.

HUF 25 million non-realized foreign exchange loss and HUF 60 million realized foreign exchange loss was recognized on loans denominated in foreign currency.

The short term parts of other non current loans are disclosed among current loans (see Note 21).

The Company does not have any assets pledged for loans.

The maturities of non current bank loans are as follows (including debt from issuance of bonds):

Due dates	Amount
2011	17,120
2012	6,000
Further instalments in total (1)	121
Total	23,241

(1) Debt from issuance of bonds

20.  Non current liabilities to other related parties

This caption contains the non current portion of other related party loans received from Deutsche Telekom Finance B.V. The closing balance of these loans as of December 31, 2009 is HUF 267,017 million.

HUF 44,446 million were drawn down in June 2009 repayable until 2015 (fix interest rate of 4.075250 per cent) and HUF 20,075 million loan was drawn down in October 2009 repayable until 2014 (fix interest rate of 4.450250 per cent).

The short term portion of related party loans (HUF 39,486 million) is disclosed in Note 23.

The maturities of non current owner’s loans are as follows:

Maturity	Amount
2011	68,486
2012	49,486
2013	34,487
2014	20,313
2015	94,245
Total	267,017

34

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

21.  Current loans

The Company had current loans received from banks in the amount of HUF 32,809 million as of December 31, 2009.

During 2009, HUF 50,600 million was drawn down and HUF 5,437 million was reclassified from long term loans. The Company repaid HUF 55,764 million during 2009.

HUF 124 million non-realized foreign exchange loss, HUF 78 million realized foreign exchange loss and HUF 207 million realized foreign exchange gain was recognized on loans denominated in foreign currency.

22.  Current liabilities to related parties

The current liabilities to related parties as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Loan payable to Stonebridge A.D.	14,989	16,000
Advance dividend received (Crnogorski Telekom A,D.) (1)	0	9,852
Liabilities to Investel Zrt.(2)	1,858	7,175
Liabilities to KFKI Zrt.	5,983	4,424
Liabilities to IQSYS Zrt.	1,342	1,619
Loan payable to Telekom Média Holding Zrt.(3)	0	1,600
Liabilities to T-Kábel Kft.(4)	2,043	0
Other (5)	3,064	2,644
Total	29,279	43,314

(1) Received interim dividend in 2009.

(2) The changes are mainly due to the increase by HUF 6,580 million loans received in 2009 and the decrease by HUF 1,350 million as the settlement of interim dividend concerning the year 2008.

(3) Loan received in 2009.

(4) The change is due to the merger of T-Kábel Kft. into Magyar Telekom Plc. with effect from September 30, 2009.

(5) The category ‘Other’ contains other loans payable to the companies not mentioned above in the amounts of HUF 929 million in 2008 and HUF 833 million in 2009. In addition it contains interest pool liabilities to companies not mentioned above in the amounts of HUF 1,306 million in 2008 and HUF 965 million in 2009. It also includes accounts payable liability and not invoiced services in the amounts of HUF 818 million in 2008 and HUF 846 million in 2009.

35

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

23.  Current liabilities to other related parties

This caption contains HUF 39,486 million (short term portion) of other related party loans described in Note 20 and HUF 20,313 million short term loan from Deutsche Telekom AG.

The maturities and interests of current liabilities to other related parties are as follows:

Maturity	Interest	Amount
January 29, 2010	3 month EURIBOR +0.6%	20,313
January 31, 2010	3 month BUBOR +0.17525%	9,486
July 6, 2010	Fix 8.17%	10,000
July 6, 2010	Fix 8.18%	20,000
Total		59,799

Deutsche Telekom AG has pledged its support for financing the Company’s needs through to the end of June 2011.

24.  Other current liabilities

Other current liabilities as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Liability from topping up the universal balance	2,677	2,920
Value Added Tax	2,679	2,838
Payables to employees and related contributions	3,278	2,005
Liabilities to government	684	555
Personal income tax	677	215
Solidarity tax	51	159
Purchase price of KFKI Zrt. - second instalment	413	0
Dividends payable 2008	77,052	0
Dividends payable 2009 (1)	0	0
Other (2)	4,574	3,009
Total	92,085	11,701

(1) Dividend payable for 2009 has not been decided yet.

(2) The category “Other” includes HUF 99 million and HUF 102 million unpaid dividends approved for 2008 and 2009, respectively. The category also includes liabilities due to the EKG agreement in the amounts of HUF 2,156 million in 2008 and HUF 0 million in 2009. It contains vehicle leasing liabilities in the amounts of HUF 575 million in 2008 and HUF 514 million in 2009. Further element is the customer overpayment liability amounting to HUF 1,001 million in 2008 and HUF 1,444 million in 2009.

36

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

25.  Accrued expenses and deferred income

	2008	2009
Deferred subscription and traffic fees	3,864	3,665
Deferred income from related parties	0	552
Deferred income of rebranding (1)	362	297
Other	33	307
Deferred income	4,259	4,821

Vendor accruals	19,246	19,163
Accrued interest on owners’ loan	8,845	7,674
Accrued payroll related expenses	5,904	6,292
Accrued frequency usage fee	4,346	4,322
Accruals to related parties	2,307	2,252
Accrued roaming related expenses	2,902	2,093
Accrued interests	1,223	1,106
Accrued value added services	594	249
Accrued expenses	45,367	43,151

Other deferred revenue	335	297

Total	49,961	48,269

(1) The reimbursement received from the parent company in connection with rebranding-related capitalized expenditures is shown as deferred income, and recognized in other revenues in line with the depreciation of the related assets.

26.  Domestic sales

Domestic sales in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009

Mobile traffic revenues	204,800	183,536
Subscriptions, connections and other charges relating to voice and data services (1)	152,994	152,873
Leased lines and data transmission	39,262	37,296
Fixed line traffic revenues	49,951	36,648
Handset revenues	17,022	16,512
Revenues entirely from TV services (1)	1,670	10,239
Revenues from equipment sales	1,052	931
Other revenues (1)	15,778	18,402

Total domestic sales	482,529	456,437

(1) ‘Revenues entirely from TV services’ were disclosed in ‘Other revenues’ (HUF 1,539 million) and in ‘ Subscriptions, connections and other charges relating to voice and data services’ (HUF 131 million) lines in the Note as of 2008.

37

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

27.  Export sales by geographical areas

Export sales by geographical areas in the years ending December 31, 2008 and 2009 are summarized as follows (sales are solely connected with services provided):

	2008		2009
		%		%
Europe (within the EU)	15,021	82.19%	15,949	84.70%
Europe (outside the EU)	2,261	12.37%	1,991	10.57%
Asia	459	2.51%	468	2.48%
America	463	2.53%	333	1.77%
Australia	60	0.33%	73	0.39%
Africa	11	0.06%	18	0.10%

Total export sales	18,275	100.00%	18,832	100.00%

28.  Other revenues

Other revenues in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Reversal of provisions (1)	13,008	14,974
Discount received subsequently	3,960	3,695
Default interest, penalties, compensations	2,045	2,220
Other revenues in connection with impairment (2)	364	2,097
Revenue from sale of intangible and tangible fixed assets (3)	5,963	493
Revenue from receivable factoring	434	161
Renaming and rebranding	169	113
Other	755	880

Total	26,698	24,633

(1) The increase is mostly due to the HUF 1,453 million reversal of provision on payment obligation due to EKG agreement. Provisions are detailed in the Note 18.

(2) The change is due to the increase in the received amounts of overdued and impaired receivables in relation to the previous year.

(3) The Company sold less real estates in 2009.

29.  Import purchases

Import purchases by geographical areas in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008			2009
	Services	Products	Total	Services	Products	Total
Europe (within the EU)	13,016	19,377	32,393	19,317	13,086	32,403
America	5,850	248	6,098	6,341	71	6,412
Europe (outside the EU)	2,053	40	2,093	2,788	314	3,102
Asia	1,129	162	1,291	1,120	904	2,024
Australia	44	0	44	41	0	41
Africa	350	0	350	263	0	263
Total	22,442	19,827	42,269	29,870	14,375	44,245

38

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

30.  Cost of services

Cost of services in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Repair and maintenance costs	21,774	21,041
Rental fees	10,720	11,614
Expenses of rented workforce and operator activities	12,718	10,389
Consultancy	10,121	10,287
Marketing expenses	13,882	9,579
Commissions paid	6,981	9,227
Fees paid to entrepreneurs (1)	7,560	7,859
Payments to international network operators	5,034	6,109
Postage	2,604	2,451
Bookkeeping services	1,909	1,701
Property operating costs	1,718	1,663
Education, training expenses	1,359	1,327
Services related to other revenues	386	967
Travel and accommodation costs	627	512
Fleet management	480	468
Brand license fee (1)	359	411
Payments to Internet service providers (2)	196	158
Other	637	865
Total	99,065	96,628

(1) Brand license fee contains T-Mobile Royalty Fee and T-Home brand license fee amounted to HUF 182 million and HUF 177 million in 2008, HUF 187 million and HUF 224 million in 2009, respectively. T-Home brand license fee was disclosed in ‘Fees paid to entrepreneurs’ line in 2008.

(2) ‘Payments to Internet service providers’ are based on the decree of MeHVM 30/2001 (XII.23.).

31.  Costs of services sold (intermediated)

Costs of intermediated services sold in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Payment to mobile operators (1)	57,128	48,875
Costs of intermediated RI/IT services	6,714	6,276
Payment to other fixed line network operators	5,664	5,075
Charges for network use paid to Cable TV companies	2,919	4,583
Costs of content providing and mobile trade services sold	4,802	4,294
Costs of TV services (2)	109	3,151
Other (2)	1,802	1,341
Total	79,138	73,595

(1) Decrease of payment to mobile operators is due to the decrease in call termination charges and the significant decrease of average price of roaming traffic fees owing to the EU regulation introduced on July 1, 2009.

39

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

(2) Costs of TV services were disclosed in ‘Other’ line in 2008 in the amount of HUF 109 million. The increase in 2009 is due to the costs of TV services taken over by the merger of T-Kábel Kft. into Magyar Telekom Plc.

32.  Employees

The average number of employees in 2008 and 2009 are as follows:

	December 31, 2008
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses

Full-time employees
blue collar	938	2,876	1,053
white collar	5,036	38,876	5,881
total	5,974	41,752	6,934
Part-time employees
blue collar	6	16	9
white collar	265	716	311
total	271	732	320
Employees total
blue collar	944	2,892	1,062
white collar	5,301	39,592	6,192
total	6,245	42,484	7,254

Employees not in headcount (1)	0	2,586	6,012

Total	6,245	45,070	13,266

	December 31, 2009
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses

Full-time employees
blue collar	912	2,966	1,230
white collar	5,483	41,920	8,206
total	6,395	44,886	9,436
Part-time employees
blue collar	2	3	2
white collar	68	198	83
total	70	201	85
Employees total
blue collar	914	2,969	1,232
white collar	5,551	42,118	8,289
total	6,465	45,087	9,521

Employees not in headcount (1)	0	2,189	3,887

Total	6,465	47,276	13,408

(1) Includes employees on maternity leave, who are excluded from the average statistical number of employees.

40

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

33.  Remuneration of Board of Directors and Supervisory Board

The remuneration of members of the Board of Directors and Supervisory Board of the Company in the years ending December 31, 2008 and 2009 is summarized below:

Year	Board of Directors	Supervisory Board	Total

2008	13	46	59

2009	13	42	55

The members of Board of Directors have not received any advance payments or loans from the Company. The members of Supervisory Board have received advance payments or loans in the current year as follows:

Description	Supervisory Board

Advance payments

Opening balance	0

Payments in the current year	0

Payments repaid	0

Closing balance	0

Loans

Opening balance	4
Disbursements in the current year	0
Loans repaid in the current year	1

Closing balance	3

The loans are to be reimbursed monthly, the average repayment term left is 42 months. All advance payments and loans are free of interest.

The Company did not offer guarantees on behalf of the members of the Board of Directors and Supervisory Board and has no retirement pension liability to them.

41

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

34.  Other expenses

Other expenses in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Provisions (1)	11,553	14,331
Impairment of receivables and inventories, extraordinary depreciation of intangible and tangible fixed assets (2)	3,219	11,120
Government taxes	8,632	8,161
Discount granted subsequently on roaming traffic	1,785	1,838
Withholding tax (3)	1,536	1,276
Factored receivables	1,528	639
Write-off of uncollectible receivables	1,683	457
Net book value of fixed assets sold (4)	3,661	362
Loss of intangible and tangible fixed assets and inventory shortage (5)	753	356
Other (6)	455	2,030

Total	34,805	40,573

(1) In 2009, HUF 7,300 million provisions were recognized for early retirement, exemption salaries and related social security.

(2) The change is manly due to the significant extra impairment on receivables (see Note 11).

(3) Withholding tax was disclosed in ‘Other’ line in 2008.

(4) The Company sold less real estates in 2009.

(5) Expense from car damages amounted to HUF 229 million in 2008 and HUF 260 million in 2009 was reclassified from ‘Other’ to ‘Loss of intangible and tangible fixed assets and inventory shortage’ line.

(6) Increase in ‘Other’ is mainly due to the other expenses related to EKG agreements amounted to HUF 1,429 million.

35.  Results of financial activities

The main driver in revenues from financial activities (HUF 43,224 million) is the dividend received in 2009 related to year 2008 (HUF 31,409 million). The most significant items are the dividends received from Stonebridge A.D. (HUF 23,177 million), from KFKI Zrt. (HUF 3,500 million), from Crnogorski Telekom AD (HUF 2,158 million) and from Investel Zrt. (HUF 1,350 million).

Further significant item is the interest on loans given to subsidiaries disclosed as interest income on financial investments (HUF 1,352 million) and as other interest income received (HUF 1,940 million).

The revenues from financial activities mainly contains non-realized (HUF 2,385 million) and realized (HUF 4,395 million) foreign exchange gain.

The majority of the HUF 38,655 million financial expenses is the HUF 33,980 million interest expense in 2009. This includes the amount of the interest payable on owners’ loans and bank loans. Impairment loss of HUF 476 million was recorded on investments in 2009. Other expenses from financial transactions is HUF 4,199 million of which the most significant item is the other foreign exchange loss in the amount of HUF 3,898 million.

In 2009, realized foreign exchange gain in the amount of HUF 492 million and foreign exchange loss in the amount of HUF 999 million were recorded in connection with closed forward transactions. All of the

42

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

closed forward F/X deals were contracted on the OTC market with the original aim of delivery, which was closed by reverse transaction.

36.  Extraordinary revenues

Extraordinary revenues in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Assets received free of charge	4	4
Extraordinary revenues adjusting tax base	4	4

Revenues related to investments in subsidiaries:
- Cancellation of IKO-Telekom share (separation)	0	1,745
- Cancellation of Viabridge share (liquidation)	0	106
- Merger of BCN Kft. into KFKI Zrt.	3,932	0
- Merger of Integris Kft. into IQSYS Zrt.	915	0
- Merger of TSH into IQSYS Zrt.	120	0
- Merger of IWIW Kft. into [origo] Zrt.	103	0
- Merger of Adnetwork Kft. into [origo] Zrt.	59	0
- Liquidation of ProMoKom Zrt.	18	0
Development contributions	65	29
Dividends expired	6	14
Assets received free of charge (not adjusting tax base)	10	6
Other extraordinary revenues	1	29
Extraordinary revenues not adjusting tax base	5,229	1,929

Total	5,233	1,933

43

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

37.  Extraordinary expenses

The extraordinary expenses of the Company in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Dimenzió contributions	2,991	1,144
Donation to foundations, charities and other organizations	1,194	708
Forgiveness of loans to subsidiaries	0	660
Net book value of assets contributed free of charge	71	58
Net book value of receivables waived	51	44
Extraordinary losses adjusting tax base	4,307	2,614

Expenses related to investments in subsidiaries:
- Cancellation of IKO-Telekom share (separation)	0	1,600
- Cancellation of Viabridge share (liquidation)	0	106
- Merger of BCN Kft. into KFKI Zrt.	2,864	0
- Merger of TSH into IQSYS Zrt.	1,693	0
- Merger of Integris Kft. into IQSYS Zrt.	594	0
- Liquidation of ProMoKom Zrt.	18	0
- Merger of IWIW Kft. into [origo] Zrt.	11	0
- Merger of Adnetwork Kft. into [origo] Zrt.	4	0
Assets contributed free of charge based on Law	1	0
Other extraordinary losses	12	0
Extraordinary losses not adjusting tax base	5,197	1,706

Total	9,504	4,320

44

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

38.  Transactions with related parties and subsidiaries of Deutsche Telekom Group

Balances of transactions with related parties not disclosed in the balance sheet and income statement are detailed as follows.

Loans received from owners are disclosed as Non current liabilities to other related parties or Current liabilities to other related parties. Their interests are disclosed separately as expenses from financial transactions in the income statement.

Revenues and expenses (mainly relating to telecommunication services) from the subsidiaries of Deutsche Telekom Group were not disclosed separately as transactions with related parties.

Transactions with related parties and subsidiaries of Deutsche Telekom in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Net domestic sales	482,529	456,437
- of which: related parties	7,778	8,045
- of which: subsidiaries of Deutsche Telekom Group	589	583
Net export sales	18,275	18,832
- of which: related parties	1,751	1,383
- of which: subsidiaries of Deutsche Telekom Group	10,668	12,033
Other revenues	26,698	24,633
- of which: related parties	81	60
- of which: subsidiaries of Deutsche Telekom Group	1,363	2,830
Accounts receivable	36,596	39,664
- of which: subsidiaries of Deutsche Telekom Group	1,070	758
Receivables from other related companies	0	29,500
- of which: subsidiaries of Deutsche Telekom Group	0	29,500
Other receivables	7,276	5,770
- of which: subsidiaries of Deutsche Telekom Group	0	2
Accrued income	28,133	31,098
- of which: subsidiaries of Deutsche Telekom Group	4,354	3,990
Prepaid expenses	1,080	2,113
- of which: subsidiaries of Deutsche Telekom Group	46	820
Accounts payable	32,555	29,534
- of which: subsidiaries of Deutsche Telekom Group	1,731	1,477
Current liabilities to other related parties	87,486	59,799
- of which: subsidiaries of Deutsche Telekom Group	87,486	59,799
Deferred Income	4,259	4,821
- of which: subsidiaries of Deutsche Telekom Group	0	552
Accrued expenses	45,367	43,151
- of which: subsidiaries of Deutsche Telekom Group	12,323	10,726

45

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

39.  Corporate Income Tax

The differences between profit before tax and the tax base for the years ending December 31, 2008 and 2009 are presented below:

	2008	2009
Profit before tax	101,433	76,415
Depreciation according to the Act on Accounting	88,722	82,840
Recognition of provisions	11,553	14,334
Impairment of receivables	2,042	8,648
Non-repayable donations, assets and services given free of charge, assumed liabilities	4,283	2,600
Derecognition of intangible and tangible assets, reclassification to current assets	5,328	2,279
Recoverable, waived and expired receivables	267	145
Other increasing items	2,647	525
Tax base increasing items	114,842	111,371

Depreciation according to the Tax Law	138,509	116,012
Dividend income	37,476	31,409
Reversal of provisions	13,008	14,974
Local business tax	7,463	7,073
Non realized foreign exchange gain	6,176	3,030
Bad debt write-off, received payments on uncollectible receivables, reversal of impairment	1,896	2,733
Derecognition of intangible and tangible assets, reclassification to current assets	4,983	1,834
Donations	2,489	612
Development reserve	500	500
Utilization of tax loss carried forward	0	320
R&D costs	372	333
Subsidies received	5	75
Realized gain on termination of investments	1,046	0
Other decreasing items	51	1
Tax base decreasing items	213,974	178,906

Tax base	2,301	8,880

Calculated amount of tax	368	1,421
Tax credit	294	1,137
Solidarity tax	2,734	1,904
Corporate Income Tax	2,808	2,188

46

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Other tax related information

552/2004 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 5,908 million at present value.”

19/2005 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 2,614 million at present value.”

Tax credit on broadband Internet investments announced for 2006: “Tax credit cannot exceed HUF 2,292 million at present value.”

Tax credit on broadband Internet investments announced for 2007: “Tax credit cannot exceed HUF 1,318 million at present value.”

12.724/2005 Ministry of Finance Resolution: “The tax credit is applicable in connection with construction of WLAN put into service by T-Mobile Magyarország Rt. which also provides broadband internet service and cannot exceed HUF 334 million at present value.”

The tax credit is applicable in connection with construction of UMTS network announced by T-Mobile on 18 August, 2005 which also provides broadband internet service and cannot exceed HUF 4,215 million at present value.

Tax credit on broadband Internet investments announced for 2006 by T-Mobile. The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 835 million at present value.

2004 is the last year closed by comprehensive audit by the Hungarian Tax Authority (APEH) at the Company. In July, 2009 the APEH started a complex inspection at Magyar Telekom Plc. concerning all kinds of taxes relating to the years 2005 and 2006. The inspection has not yet been closed but the Company created provision in the amount of HUF 153 million for the expected tax differential and tax penalty. Tax authorities may at any time inspect the books and records until the end of the 6th year following the year when the tax declarations were submitted and can levy extra tax or penalty. Management of the Company is not aware of any circumstances which could result in a significant liability in this respect.

40.  Dividend

The current year’s dividend payable of Magyar Telekom Plc. has not yet been decided.

41.  Off-balance sheet items

Off-balance sheet items are mainly contractual commitments (rental contracts, contracted construction-in-progress and other development commitments, guarantee obligations, obligations related to acquisition of a company, environmental, restoration and other expected obligations).

Off-balance sheet items are detailed (including the off-balance sheet receivables and liabilities related to forward and swap deals not closed until the balance sheet closing day) in Appendix 4.

47

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

42.  Hazardous waste, Research & Development costs

The following table shows the movement of hazardous waste at the Company in 2009 (data in kilograms):

Hazardous waste (kg)
December 31, 2008	0
Increase
Lead batteries	242,500
Soil and rocks containing hazardous substance	93,235
Other	10,483
Increase in total	346,218
Decrease
Lead batteries	242,500
Soil and rocks containing hazardous substance	93,235
Other	10,483
Decrease in total	346,218
December 31, 2009	0

Environmental expenses amounted to HUF 323 million in 2008, and HUF 272 million in 2009.

Research and development costs amounted to HUF 721 million at Magyar Telekom Plc. in 2009.

43.  Self-revisions

At Magyar Telekom Plc., financial events that are related to prior years are recorded in the current year through self-revision.

According to the Hungarian Accounting Regulations, if the impact of the self-revision exceeds the 2 per cent of the total assets of the current year, or at least HUF 500 million, such items must be disclosed in a separate column in both the balance sheet and the income statement.

Errors related to prior years, that were discovered in 2009 exceeded the HUF 500 million limit (irrespective of their profit increasing or decreasing nature), therefore they are presented next to previous year’s figures in the balance sheet and income statement.

The total (profit increasing) impact of self-revisions is HUF 1,061 million and is broken down by corresponding years as follows:

Year	Self-revision (in millions of HUF)

1999	9
2001	-1,718
2002	65
2003	-199
2004	220
2005	-52
2006	56
2007	335
2008	176
January - September, 2008 (T-Kábel)	47

The major items based on the „A” type income statement lines are the following:

48

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

I. Sales revenue		194
Subscriptions, connections and other charges relating to voice and data services	298
Revenues entirely from TV services	65
International leased lines	27
Revenues from asset sale	5
Other export revenues	5
Fixed line traffic revenues	-7
Leased lines and data transmission revenues	-119
Other	-80
II. Own work capitalized		22
Capitalized value of self-manufactured assets	22
III. Other revenues		-27
Rebranding	-42
Fixed assets sold and construction in progress	11
Other	4
IV. Material-type expenses		-1,205
Consultant fees	-950
Rental fees	-84
Intermediated services	-48
Advertisement and marketing costs	-69
Postage	-68
Other	14
V. Payroll and related expenses		-236
PIT on other contributions in kind	-111
Social Security	-121
Other	-4
VI. Depreciation		527
Depreciation related to prior years	527
VII. Other expenses		31
Shortages and damages of tangible and intangible assets	48
Tangible and intangible assets sold and construction in progress	-20
Other	3
VIII. Revenues from financial transactions		-196
Correction of investments revaluation	-204
Other	8
IX. Expenses from financial transactions		-170
Correction of investments revaluation	-220
Reimbursement of outstanding interest	54
Other	-4
D. PROFIT FROM EXTRAORDINARY ACTIVITIES		-2,328
Investment and cost corrections	-2,688
Vodafone rental fee	375
Other	-15
XII. Corporate income tax		-221
Corporate income tax	-240
Solidarity tax	19
Impact on net income		-1,061

49

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

44.  Remuneration of auditor

Fees charged by the auditors in the years ending December 31, 2008 and 2009 are summarized as follows (disclosed from 2008 in accordance with the laws in force):

	2008	2009
Audit	240	282
Other assurance services	163	135
Other non-audit services	107	208

Total	510	625

Budapest, March 10, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer, Chairman of the Board	Chief Financial Officer, Board member

50

Appendix 1A	Magyar Telekom Plc. 2009

Real estate and related rights

(in HUF millions)

Description	Land	Building	Telecommunication Network	Other Properties	Real Estate related Rights	Real Estate and related Rights Total

1. Gross value (1)
11. Opening gross value (on January 1, 2009)	2,437	82,252	261,306	16,621	5,150	367,766
12. Additions in gross value	5	3,979	15,927	603	327	20,841
13. Additions due to merger	4	98	14,076	0	3	14,181
14. Disposals in gross value	9	170	619	148	208	1,154
Reclassifications	-99	-587	-5	-90	1	-780
15. Closing gross value (on December 31, 2009)	2,338	85,572	290,685	16,986	5,273	400,854

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2009)	0	18,459	110,172	6,860	3,908	139,399
22. Annual depreciation	0	2,153	10,645	447	212	13,457
23. Extraordinary depreciation	0	137	0	10	303	450
24. Additions due to merger	0	33	5,893	0	4	5,930
25. Disposals in depreciation	0	134	363	138	191	826
Reclassifications	0	-251	-5	-90	-2	-348
26. Closing depreciation (on December 31, 2009)	0	20,397	126,342	7,089	4,234	158,062

3. Net book value (on December 31, 2009) (1)	2,338	65,175	164,343	9,897	1,039	242,792

Of which residual value	0	170	0	5	0	175

4. Other data
Annual depreciation (January - December, 2009)	0	2,153	10,645	447	212	13,457

Extraordinary depreciation	0	137	0	10	303	450

Reversal of Extraordinary depreciation	0	0	0	0	0	0

(1) Excludes the assets below HUF 50,000

Appendix 1B	Magyar Telekom Plc. 2009

Technical and Other Equipment, Machinery and Vehicles

(in HUF millions)

Description	Telecommunication Equipment, Machinery	Other Technical Equipment, Machinery and vehicles	Technical Equipment, Machinery and Vehicles Total	Other Equipment Total	Technical and Other Equipment Total	Technical and Other Equipment used for environmental protection

1. Gross value (1)
11. Opening gross value (on January 1, 2009)	622,636	3,740	626,376	76,839	703,215	34
12. Additions in gross value	39,044	192	39,236	5,448	44,684	0
13. Additions due to merger	12,977	3	12,980	720	13,700	0
14. Disposals in gross value	12,908	425	13,333	2,822	16,155	0
Reclassifications	122	219	341	-355	-14	0
15. Closing gross value (on December 31, 2009)	661,871	3,729	665,600	79,830	745,430	34

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2009)	469,405	1,806	471,211	64,119	535,330	28
22. Annual depreciation	36,573	390	36,963	4,888	41,851	2
23. Extraordinary depreciation	0	1	1	2	3	0
24. Additions due to merger	8,808	3	8,811	402	9,213	0
25. Disposals in depreciation	12,147	394	12,541	2,573	15,114	0
Reclassifications	91	147	238	-251	-13	0
26. Closing depreciation (on December 31, 2009)	502,730	1,953	504,683	66,587	571,270	30

3. Net book value (on December 31, 2009) (1)	159,141	1,776	160,917	13,243	174,160	4

Of which residual value	32	992	1,024	1,676	2,700	0

4. Other data
Annual depreciation (January - December, 2009)	36,573	390	36,963	4,888	41,851	2

Extraordinary depreciation	0	1	1	2	3	0

Reversal of Extraordinary depreciation	0	0	0	0	0	0

(1) Excludes the assets below HUF 50,000

Appendix 2	Magyar Telekom Plc. 2009

Direct and indirect investments of Magyar Telekom Plc.

 (in HUF millions)

Description	Headquarter	Owner- ship Direct (%)	Owner- ship Indirect (%)	Owner- ship (%)	Voting Rights	Common Stock	Capital Reserves	Net Income	Owner’s Equity
Budakalász Kábel TV Kft.	2011 Budakalász, Szentendrei út 9.	25.00%		25.00%	25.00%	70	18	29	117
Combridge S.R.L. (1)	Calea Victoriei Nr.155, Bl.D1, Tronson 6, Et. 1, sector 1, 010073 Bucuresti, Romania	100.00%		100.00%	100.00%	1,906	545	248	2,699
Crnogorski Telekom A.D. Podgorica (1)	Moskovska 29, Podgorica 81000, Serbia and Montenegro	76.53%		76.53%	76.53%	38,187	1,529	24,068	63,784
Dataplex Infokommunikációs Infrastrúktúra Szolgáltató és Ingatlanhasznosító Kft.	1087 Budapest, Asztalos Sándor u. 13	100.00%		100.00%	100.00%	1,850	342	165	2,357
Első Pesti Telefontársaság Nyrt.	1183 Budapest, Haladás út 5.	97.20%		97.20%	97.20%	777	-217	65	625
EurAccount Pénzügyi és Számviteli Szolgáltató Kft.	1077 Budapest, Kéthly Anna tér 1.	99.00%	1.00%	100.00%	100.00%	450		-58	392
HUNSAT Magyar Űrtávközlés Zrt.	1016 Budapest, Krisztina krt. 93-99.	50.00%		50.00%	50.00%	100	1	190	291
Investel Magyar Távközlési Befektetési Zrt.	1013 Budapest, Krisztina krt. 55.	100.00%		100.00%	100.00%	4,453	976	2,669	8,098
IQSYS Informatikai és Tanácsadó Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	1,000	839	133	1,972
ISH Kft.	1125 Bp Fogaskerekű u. 4-6	100.00%		100.00%	100.00%	3	0	214	217
ISH Informatikai Kft.	1125 Bp Fogaskerekű u. 4-6	100.00%		100.00%	100.00%	3	1,584	305	1,892
KFKI Rendszerintegrációs Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	2,000	3,121	2,452	7,573
KFKI-Direkt Kft.	1111 Budapest, Budafoki út 10/A	100.00%		100.00%	100.00%	30	83	112	225
KIBU Innováció Műszaki Kutató Fejlesztő Szolgáltató Nonprofit Kft.	1092 Budapest, Ráday u. 30.	99.20%	0.80%	100.00%	100.00%	25	6	-11	20
M Factory Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	20	48	20	88
Mindentudás Egyeteme Tudományos Közhasznú Társaság	1105 Budapest, Zágrábi út 1-3.	60.00%		60.00%	60.00%	5	13	-4	14
Novatel E.O.O.D. (1)	1680 Sofia, Bulgaria blvd 98, bulding Astra, entrance D, fl. 3, office 5G	100.00%		100.00%	100.00%	719	265	78	1,062
Novatel UKRAINE L.L.C. (1)	Pymonenka Str. 13, building 7, office 7B/36, - Kiew, 04050 Ukraine	99.94%	0.0006	100.00%	100.00%	39	-108	-77	-146
Orbitel A.D. (1)	1 Makedonia Sq. Floor 18, Sofia 1000, Bulgaria	100.00%		100.00%	100.00%	1,774	-626	19	1,167
Origo Média és Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	300	1,893	-1,235	958
Pro-M Professzionális Mobilrádió Zrt.	1107 Budapest, Száva u. 3-5.	100.00%		100.00%	100.00%	5,200	3,211	521	8,932
Stonbridge AD under liquidation (1), (2)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	93,892	10,495	16,505	120,892
TELE-DATA Távközlési Adatfeldolgozó és Hirdetésszervező Kft.	2040 Budaörs, Baross u. 89.	50.98%		50.98%	50.98%	39	39	39	117
Telekom Média Holding Zrt.	1117 Budapest, Gábor Dénes u.2.	100.00%		100.00%	100.00%	1,670	75	61	1,806
Telemacedonia A.D. Skopje (1)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	3	292	13	308
ViDaNet Kábeltelevíziós Szolgáltató Zrt.	1036 Budapest, Dereglye út 5/B	67.50%	22.50%	90.00%	50.00%	2,000	2,394	501	4,895
Axelero Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	-2	-1	1
Matáv Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	-2	-1	1
T-Kábel Magyarország Kft. (on its company name before December 2, 2009: MatávkábelTV Kft.) (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	-2	-1	1

Data of indirect owned companies which are not in the investments balance sheet caption of Magyar Telekom Plc. (1)

CompArgo Kft.	1126 Budapest, Hollósy S. u. 26.		80.00%	80.00%	80.00%	3	54	37	94
Makedonski Telekom AD - Skopje (1)	1000 Skopje, Orce Nikolov bb.		56.67%	56.67%	56.67%	42,457	24,467	31,489	98,413
T-Mobile Macedonia A.D. (1)	1000 Skopje, Orce Nikolov bb.		56.67%	56.67%	56.67%	10,386	5,548	18,596	34,530
Telekom New Média Szolgáltató Kft.	1222 Budapest, Nagytétényi út 29.		100.00%	100.00%	100.00%	50	603	100	753
Telekom Content & Rights Kft.	1222 Budapest, Nagytétényi út 29.		100.00%	100.00%	100.00%	3	4	-1	6

All data in the table related to the capital is the last known figures by Magyar Telekom Plc. and not yet audited.

The indicated voting rights define unambiguously the significant (more than 25%), the majority (more than 50%) and the direct control (more than 75%) according to the Companies Act.

(1) The common stock figures of foreign subsidiaries and indirect owned companies are based on IFRS reports were revalued using foreign exchange rates as of December 31, 2009.

(2) Under liquidation.

(3) Book values of investmens are lower than HUF 1 million so they are not disclosed in Note 7.

Appendix 3	Magyar Telekom Plc. 2009

Impairment

(in HUF millions)

	For Financial Investments			For Current Assets
Description	Investments	Loans granted	Securities	Inventories	Receivables (1)	Securities

Opening balance	275	0	0	3,403	10,348	0

Increase	475	0	0	308	8,648	0

Decrease/Cancellation	193	0	0	0	4525	0

Increase due to merger	0	0	0	11	155	0

Closing balance	557	0	0	3,722	14,626	0

(1) Contains the impairment of receivables, loans to related parties and other receivables.

Appendix 4	Magyar Telokom Plc. 2009

Off-balance Sheet Liabilities

	Total	2010	2011	2012	2013	2014	2015
Rental contracts	38 415	7 259	6 243	5 487	4 464	3 882	11 080
Rental contracts with related parties	85	85	0	0	0	0	0
Guarantee obligation	16 638	15 773	368	270	125	40	62
Commitment for capital expenditure and other developments	2 599	2 112	487	0	0	0	0
Commitment for capital expenditure with related parties	915	560	355	0	0	0	0
Environmental protection, restoration and other obligations	395	59	62	64	67	70	73
Commitments to acquisitions	123	123	0	0	0	0	0

Forward and swap deals

Opened forward F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2009. (1)

ID	Date	Off-balance sheet liability (HUF millions)	F/X	Off-balance sheet receivable	F/X	Value date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
Deutsche Telekom AG / / D-53113 Bonn	09.21. 2009.	20,730	HUF	75,000,000	EUR	01.29. 2010.	276.40	-322.79
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,377	HUF	5,000,000	EUR	01.04. 2010.	275.42	-22.04
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,379	HUF	5,000,000	EUR	01.11. 2010.	275.71	-21.92
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,379	HUF	5,000,000	EUR	01.19. 2010.	275.87	-20.99
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,381	HUF	5,000,000	EUR	01.25. 2010.	276.13	-21.01
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	829	HUF	3,000,000	EUR	02.01. 2010.	276.37	-12.45
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	830	HUF	3,000,000	EUR	02.08. 2010.	276.62	-12.32
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,108	HUF	4,000,000	EUR	02.16. 2010.	276.92	-16.30
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	828	HUF	3,000,000	EUR	02.22. 2010.	276.05	-8.90
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	829	HUF	3,000,000	EUR	03.01. 2010.	276.31	-8.84
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	830	HUF	3,000,000	EUR	03.08. 2010.	276.55	-8.74
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	831	HUF	3,000,000	EUR	03.16. 2010.	276.84	-8.69
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	831	HUF	3,000,000	EUR	03.22. 2010.	277.05	-8.65
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	832	HUF	3,000,000	EUR	03.29. 2010.	277.30	-8.62
Total		33,994	HUF	123,000,000	EUR			-502.26

Opened swap F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2008. (1)

ID	Date	Off-balance sheet liability (HUF million)	F/X	Off-balance sheet receivable	F/X	Value date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
SWAP 2007	03.22. 2007.	1,649	HUF	6,666,667	EUR	03.12. 2010.	247.29
Total		1,649		6,666,667				173
SWAP 2008	05.21. 2008.	1,005	HUF	4,133,333	EUR	05.21. 2010.	243.10
SWAP 2008	05.21. 2008.	1,005	HUF	4,133,333	EUR	11.23. 2010.	243.10
SWAP 2008	05.21. 2008.	1,005	HUF	4,133,333	EUR	05.23. 2011.	243.10
Total		3,015		12,399,999				450
DTAG_20090626_30 mrd	06.25. 2009.	30,000	HUF	-107,066,533	EUR	01.19. 2015.	280.20	-2,236
DTAG_20090626_5mrd	07.01. 2009.	5,000	HUF	-18,470,632	EUR	01.19. 2015.	270.70	-203
DTAG_20090626_9,6 mrd	07.02. 2009.	9,595	HUF	-35,661,451	EUR	01.19. 2015.	269.05	-287
Total		44,595		-161,198,616				-2,726
DTAG_20091007_5 mrd_59592	09.15. 2009.	5,000	HUF	-18,368,847	EUR	06.02. 2014.	272.20	139
DTAG_20091007_5 mrd_52619	09.15. 2009.	5,000	HUF	-18,382,353	EUR	06.02. 2014.	272.00	143
DTAG_20091007_5 mrd_52629	09.16. 2009.	5,000	HUF	-18,511,662	EUR	06.02. 2014.	270.10	185
DTAG_20091007_5 mrd_52637	09.16. 2009.	5,335	HUF	-19,737,138	EUR	06.02. 2014.	270.30	194
Total		20,335		-75,000,000				661
Total		69,594		-217,131,950				-1442

(1) Profit or loss was not recored related to these deals in the current year.

Appendix 5.	Summarized form Magyar Telekom Plc.’s final merger balance sheet	(in HUF millions)
as of September 30, 2009

Description	Magyar Telekom Plc.	T-Kábel	Dél- Vonal	Total	Differences	Magyar Telekom Plc. Final merger balance sheet of the transformed company	The effect of transformation on Magyar Telekom Plc.’s balance sheet as of September 30, 2009

A. Fixed assets and financial investments	824,001	15,590	138	839,729	-2,665	837,064	13,063
I. Intangible assets	200,497	1,481	0	201,978	0	201,978	1,481
II. Tangible assets	428,884	13,783	138	442,805	0	442,805	13,921
III. Financial investments	194,620	326	0	194,946	-2,665	192,281	-2,339
B. Current assets	128,503	6,710	27	135,240	-14,976	120,264	-8,239
I. Inventories	5,085	787	0	5,872	0	5,872	787
II. Receivables	85,409	5,922	27	91,358	-14,976	76,382	-9,027
III. Securities	1,179	0	0	1,179	0	1,179	0
IV. Liquid assets	36,830	1	0	36,831	0	36,831	1
C. Prepayments	33,561	149	0	33,710	-6	33,704	143
Total assets	986,065	22,449	165	1,008,679	-17,647	991,032	4,967
D. Shareholder’s equity	422,354	7,161	119	429,634	-6,822	422,812	458
I. Common stock	104,275	920	3	105,198	-923	104,275	0
of this treasury stock at par value	150	0	0	150	0	150	0
II. Unpaid share capital (-)	0	0	0	0	0	0	0
III. Capital reserves	58,289	4,050	0	62,339	-3,386	58,953	664
IV. Retained earnings	257,734	1,691	116	259,541	-2,513	257,028	-706
V. Restricted reserves	2,056	500	0	2,556	0	2,556	500
E. Provisions	23,251	53	0	23,304	0	23,304	53
F. Liabilities	491,545	13,477	32	505,054	-10,819	494,235	2,690
II. Non current liabilities	271,952	0	0	271,952	0	271,952	0
III. Current liabilities	219,593	13,477	32	233,102	-10,819	222,283	2,690
G. Accrued expenses	48,915	1,758	14	50,687	-6	50,681	1,766
Total liabilities and shareholder’s equity	986,065	22,449	165	1,008,679	-17,647	991,032	4,967

Appendix 6.	Summarized form of T-Kabel Magyaroszag Kft.’s income statemet	(in HUF millions)
as of September 30, 2009

Description	January - December, 2008 (1)	January - September, 2009 (1)	Period January - September, 2009 in percentage of Magyar Telekom Plc.’s relevant figures
1.Domestic sales	19,131	23,584	5.17%
2. Export sales	103	95	0.50%
I. Sales revenues	19,234	23,679	4.98%
II. Own work capitalized	2,000	942	4.39%
III. Other revenue	195	271	1.07%
IV. Material-type expenses	11,789	17,271	7.02%
V. Payroll and related expenses	1,853	1,156	1.47%
VI. Depreciation	3,546	2,641	3.22%
VII. Other expenditures	733	128	0.31%
A. PROFIT FROM OPERATING ACTIVITIES	3,508	3,696	4.98%
VIII. Revenues from financial transactions	180	560	1.30%
IX. Expenses from financial transactions	591	1,226	3.17%
B. FINANCIAL RESULTS	-411	-666	-14.58%
C. PROFIT FROM ORDINARY ACTIVITIES	3,097	3,030	3.85%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	-6	18	-0.75%
E. PROFIT BEFORE TAXES	3,091	3,048	3.99%
XII. Corporate income tax	253	858	39.21%
F. NET INCOME	2,838	2,190	2.95%
22. Retained earnings used for dividends and profit-sharing	55	0	0.00%
23. Dividends and profit-sharing paid	2,893	0	0.00%
G. BALANCE SHEET NET INCOME	0	2,190	2.95%

Appendix 6.	Summarized form of Del-Vonal Kft.’s income statemet	(in HUF millions)
as of September 30, 2009

Description	January - December, 2008 (1)	January - September, 2009 (1)	Period January - September, 2009 in percentage of Magyar Telekom Plc.’s relevant figures
1.Domestic sales	81	18	0.004%
2. Export sales	0	0	0.000%
I. Sales revenues	81	18	0.004%
II. Own work capitalized	0	0	0.000%
III. Other revenue	185	0	0.000%
IV. Material-type expenses	67	3	0.001%
V. Payroll and related expenses	0	0	0.000%
VI. Depreciation	13	10	0.012%
VII. Other expenditures	45	0	0.000%
A. PROFIT FROM OPERATING ACTIVITIES	141	5	0.007%
VIII. Revenues from financial transactions	0	0	0.000%
IX. Expenses from financial transactions	2	2	0.005%
B. FINANCIAL RESULTS	-2	-2	-0.044%
C. PROFIT FROM ORDINARY ACTIVITIES	139	3	0.004%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	2	2	-0.084%
E. PROFIT BEFORE TAXES	141	5	0.007%
XII. Corporate income tax	27	1	0.046%
F. NET INCOME	114	4	0.005%
G. BALANCE SHEET NET INCOME	114	4	0.005%

Business Report of Magyar Telekom Plc.

for 2009

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2009, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

Shareholder	Number of shares	Percentage of share capital

MagyarCom	617,436,759	59.21
Publicly traded	423,802,243	40.65
Treasury shares	1,503,541	0.14
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company.

In the event of transfer of shares the new shareholder shall ask for registering as shareholder in the Shareholders’ Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar,

1

based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Wolfgang Hetlinger	T-Systems Austria GesmbH, International Operations & Services, Central Eastern Europe Ing.	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, Financial Director SEE	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

2

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2009, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp.	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Strategic and Corporate Development BU	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences, Corvinus University Budapest	2006
István Koszorú	Chairman of Magyar Telekom’s Central Workers’ Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	Chairman of the Workers’ Council at Residential Services, member of the Central Workers’ Council	2005

3

Compensation of Directors, Officers and Employees

For the year ended December 31, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 1,043 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website:

http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to Section 6.2. (g) of our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected at the Annual General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

4

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom Plc.’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•                  Implementing the HR concept, the HR area contributes significantly to the achievement of the Company level financial targets, through the optimization of personnel expenditure.

•                  We shall bring about a performance based company culture, for which we shall improve our performance management system.

•                  In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•                  We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•                  We intend to turn Magyar Telekom Plc. into a more attractive place of work, for which we have restructured our trainee program.

•                  We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom Plc.’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom Plc. is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or

5

political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom Plc. operates several, target-specific talent management programs.

Magyar Telekom Plc. pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health.

Magyar Telekom Plc. puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Research and development

Research and development (“R&D”) activities within Magyar Telekom Plc. are coordinated by the R&D Committee (the “Committee”), which has the possibility and the exclusive right to coordinate every innovation research originated from business units. Each business unit is represented by relevant decision-makers in the Committee. Furthermore, this Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom Plc. and avoid overlapping of scopes. The Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective Business Units. During 2009, the Committee reviewed 98 proposals, out of which 65 have been approved, accounting for a total investment of HUF 721 million.

We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 21 percent are owned by the Company, 40 percent jointly owned and 39 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2009 was approximately 634,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

6

Environment protection

The Management Committee of Magyar Telekom Plc. adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom Plc.’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom Plc. is primarily exposed to credit risks related to its financial assets. In addition, the Company is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom Plc. only hedges the risks that affect its cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom (“DT”) or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Magyar Telekom Plc. is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses arise in HUF, the functional currency of Magyar Telekom Plc. is HUF. Consequently, Magyar Telekom Plc.’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Company is exposed to foreign exchange (“FX”) risk in case of FX denominated financial instruments to a higher degree than before. In order to mitigate this risk, Magyar Telekom Plc. minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities.

In order to reduce the above exposure, Magyar Telekom Plc.occasionally enters into derivative contracts.

(b)           Interest rate risk

Magyar Telekom Plc. is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

7

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)           Other price risk

As of December 31, 2009, Magyar Telekom Plc. did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Company’s risk management policy Magyar Telekom Plc. deposits the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom Plc. prefers to deposit in banks which grants loans for Magyar Telekom Plc. to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom Plc. places its cash with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom Plc., therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Plc.’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

4. Capital risk management

The Company’s objectives when managing capital are to safeguard the its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Company. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

8

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly. All of our business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

9

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•                  Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•                  We are subject to more intense competition due to the liberalization of the telecommunications sector;

•                  We may be unable to adapt to technological changes in the telecommunications market;

•                  The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•                  Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•                  We depend on a limited number of suppliers for equipment and maintenance services;

•                  Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•                  System failures could result in reduced user traffic and revenue and could harm our reputation;

•                  Loss of key personnel could weaken our business;

•                  Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•                  Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•                  We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•                  The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

10

Analysis of results

Magyar Telekom Plc. is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services.

Revenues.  Our sales revenues decreased from HUF 500,804 million in 2008 to HUF 475,269 million in 2009 mainly driven by lower mobile and fixed line traffic revenues. Lower mobile revenues resulted primarily from significant retail and wholesale tariff erosion. The decrease in fixed line traffic revenues was partly due to the reversal of HUF 8.5 bn provision booked on fixed to mobile termination fees in 2008. Further decrease related to the continuous decline in the number of revenue producing fixed lines and lower traffic due to mobile substitution. These decreases were partially offset by higher revenues from TV services in line with enlarged satellite TV and IPTV customer base.

Other revenues declined by 7.7 percent in 2009 as compared to 2008 influenced mainly by lower revenues from sale of intangible and tangible fixed assets due to less real estate sold in 2009. This decrease was somewhat offset by increased reversal of provisions mostly due to the HUF 1,453 million reversal of provision on payment obligation due to EKG agreement. Higher other revenues in connection with impairment also mitigated the decrease.

Expenses.  Material-type expenses decreased from HUF 256,590 million in 2008 to HUF 246,007 million in 2009 primarily due to the decrease in costs of services sold reflecting lower payments to mobile operators due to the decrease in termination fees from January 1, 2009 and the significant decrease of average roaming fees due to the EU regulation.

Payroll and related expenses increased by 3.0 percent. The main driver of the increase is higher amounts of severance expenses in relation to the headcount reduction in 2009.

Depreciation and amortization decreased by 6.5 percent. Lower amount of depreciation is mainly due to change in the useful life of certain group of assets during 2008 and 2009.

Other expenses increased by 16.6 percent to HUF 40,573 million mainly as a result of the significant impairment accounted on receivables due to the increase in the proportion and quantity of overdue receivables. Besides this, HUF 7,300 million provisions were recognized for early retirement exemption salaries, severance and related social security in 2009 compared to HUF 4,603 million in 2008. These increases were partly compensated by lower net book value of fixed assets sold driven by less real estate sold in 2009.

Financial results.  Financial results decreased from HUF 12,025 million in 2008 to HUF 4,569 million in 2009. The decrease mainly resulted from lower dividend received from related parties.

Magyar Telekom established its current management structure based on customer segmentation which requires different technology and marketing strategies, and support functions. Our operating segments are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Media Business Unit (“MBU”), Group Headquarters and Shared services (“Headquarters”) and Technology Business Unit (“Technology”).

The Consumer Services Business Unit (“CBU”) provides mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”). BBU’s customer portfolio includes approximately

11

5,000 key and over 40,000 SMB customers.

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management.

The following table sets forth information regarding the key operating fixed line statistical figures relating to the major services provided by CBU:

	At December 31,
	2008	2009
Voice services
Total PSTN lines	1,821,393	1,591,184
Payphone	16,274	14,788
Total PSTN outgoing traffic (thousand minutes)	3,467,198	3,005,821
Blended average monthly Minutes of Use (“MOU”) per subscriber (outgoing) (1)	151	159
Blended Average monthly Revenue per Access (“ARPA”) (HUF) (1)	3,650	3,630

Data products
Retail DSL market share (estimated) (%) (2)	54	58
Cable broadband market share (estimated) (%) (2)	18	19

Number of retail DSL customers	404,878	435,558
Number of cable broadband customers	107,769	124,684
Number of fiber optic connections	0	7,247
Total retail broadband customers	512,647	567,489

Blended broadband ARPU (HUF) (1)	5,103	4,427

TV services
Number of cable TV customers	317,803	312,068
Number of satellite TV customers	5,338	156,142
Number of IPTV customers	28,496	67,430
Total TV customers	351,637	535,640

Blended TV ARPU (HUF) (1)	3,537	3,280

(1)              Includes also the data of Magyar Telekom Plc.’s subsidiaries within CBU

(2)              Data relates to Magyar Telekom Plc., not only to CBU

12

The following table sets forth information regarding the key operating mobile statistical figures of CBU:

	At December 31,
	2008	2009
Mobile penetration (%)(1)	121.8	117.7
Mobile SIM market share (%)(1)	43.9	43.4
Number of customers	4,648,323	4,343,672
Postpaid share in the customer base (%)	29.1	35.2
Average MOU per subscriber	127	126

ARPU (HUF)	3,397	3,164
Postpaid	7,265	6,454
Prepaid	1,862	1,670

Overall churn rate (%)	16.9	27.5
Postpaid (%)	12.1	15.1
Prepaid (%)	18.8	33.1

Ratio of non-voice revenues in ARPU (%)	15.2	16.7
Average acquisition cost per gross add (HUF)	6,813	7,680
Number of mobile broadband subscriptions	182,687	326,384
Mobile broadband market share (%)(1)	53.4	45.9
Population-based indoor 3G coverage (1)	n.a.	65.4

(1)     Data relates to Magyar Telekom Plc., not only to CBU

The following table sets forth information regarding the key operating fixed line statistical figures for the major services provided by BBU:

	At December 31,
	2008	2009
Voice services
Business	110,389	100,172
Managed leased lines (Flex-Com connections)	6,037	4,745
ISDN channels	288,338	270,466
Total	404,764	375,383

Total outgoing traffic (thousand minutes)	798,157	656,372
MOU (outgoing)	191	178
ARPU (HUF)	5,457	5,162

Data products
Number of leased line Internet subscribers	617	558

Number of retail DSL customers	31,805	32,358
Number of wholesale DSL access	196,776	161,270
Number of total DSL	228,581	193,628

Retail DSL ARPU (HUF)	13,743	12,712

13

The following table sets forth information regarding the key operating mobile statistical figures of BBU:

	At December 31,
	2008	2009
Number of customers	713,469	775,912
Overall churn rate (%)	5.8	8.0
MOU	325	336
ARPU (HUF)	7,655	6,458
Number of mobile broadband subscriptions	81,339	102,161
Ratio of non-voice revenues in ARPU (%)	20.2	23.6
Average subscriber acquisition cost per gross add (HUF)	9,092	8,280

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom Plc.’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The peak of global economic crisis is calmed down, but the recovery is slow continuing and painful, particularly in Hungary. After the seven percent GDP decline in 2009, the analyst consent and government forecasts do not show growth for 2010. The unemployment rate remains very high, above 10 percent.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.8 percent to the GDP in 2010. The most negative measure to our business was the five percentage point increase of VAT, effective from July 2009. The business market was also hit by the heavy spending cuts in every governmental sector. Despite the restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to drive up the churn, because more customer currently holding both fixed and mobile subscription tending to give up their fixed lines entirely. As

14

indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play packages, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2010 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move further towards content and media businesses to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by the Company.

In the mobile operations, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the profitability.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. In 2009, a new efficiency project was launched: save for service (“S4S”). This multi-year project yielded substantial savings already in 2009, and will be continued in the coming years.

We also would like to exploit the synergies coming from the integrated fixed and mobile operation. In 2010, we are planning synergy projects in several areas with the main goal for further unify the activities and increase efficiency.

We have reached an agreement with trade unions on the wage development, headcount reduction and decrease in additional employee allowances for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to executive termination and retiring, no wage increase but 1.5 percent bonus budget set (significantly below inflation), gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Comparing to 2009, the key priorities of the CAPEX spending are not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure with building new base stations but the total investment will decrease in that area.

15

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process with integrating fixed and mobile portfolios.

Subsequent events between the end of the year and the release of the report

On February 2, 2010 Magyar Telekom Plc. announced that it had closed the sale transaction of its fully owned subsidiary, Orbitel on January 28, 2010. Magyar Telekom Plc. signed a contract with Spectrum Net AD in November 2009 on the sale of Orbitel and the financial closing of the transaction took place upon obtaining the necessary approvals of the Bulgarian authorities.

Budapest, March 10, 2010.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

16

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Supervisory Board

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2009, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2009, the Supervisory Board held meetings on 6 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 4 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2009 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

Internal Audit supported the SOX compliance, audited the documentation and procedures of financial reporting, transfer prices, project management. Internal Audit identified measures to increase the efficiency of receivable management, sales channels, product development processes, to strengthen the operation of the post merger integration processes, to increase the IT system security, to improve the effectiveness of the marketing communication in the integrated organization.

Internal Audit supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities supporting the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2009 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and delivered the appropriate information to the person making the request.

In case of shareholders’ notifications submitted to the Supervisory Board, the Supervisory Board also delivered the appropriate information to the persons making the notifications.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group maintained its favorable market position even in the intense competitive environment, despite the fact that economic environment had an adverse impact on revenues.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2009,   with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009.

The Supervisory Board pre-approves the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its pre-approval, proposes it to the General Meeting for approval.

Budapest, March 12, 2010

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Audit Committee

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2009 activities in relation to the approval of

the 2009 consolidated annual financial statements of the Company prescribed by the

Accounting Act according to the requirements of the International Financial Reporting

Standards (IFRS),

of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2009

In Y2009, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2009, the Audit Committee held meetings on 9 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 21 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer of the Company, the Head of Internal Audit, the Group Compliance Director and the Chief Legal Counsel of the Company, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). The Audit Committee, in relation to the Independent Investigation, has supervised the work of the independent outside counsel involved in the Independent Investigation.

The Audit Committee regularly discussed the issues with respect to the Independent Investigation, and the appropriateness of the remedial actions taken in response to the deficiencies revealed during the Independent Investigation.

On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Audit Committee considered that with the preparation of the Final Report based on currently available facts, the independent outside counsel has completed those aspects of its mandate related to conducting an Independent Investigation and to reporting the factual results of that Independent Investigation to the Audit Committee.

After the presentation to the Audit Committee of the remedial actions proposed in light of the Final Report, the Company is considering, in consultation with the Audit Committee, whether and to what extent the Final Report warrants additional personnel remedial actions to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent outside auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2009.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and commented upon the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the Y2009 compliance risk assessment;

•                  the status of the implementation of the measures proposed on the bases of the Y2008 compliance risk assessment;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee. (In relation to the Q3 financial statements of the Company, the Audit Committee was advised that the independent external auditor of the Company has stated that it was not in the position to issue its opinion, and in the absence of such an opinion, the Audit Committee could not express a view.)

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2009.

The Audit Committee reviewed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.

The Audit Committee reviewed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for pre-approval and to the General Meeting for approval.

Budapest, March 11, 2010

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:	Proposal of the Board of Directors for the use of the profit after tax earned in 2009

Budapest, April 7, 2010

According to Section 220(3) of the Companies Act and Section 6.2. (i) of the Articles of Association deciding on the utilisation of after-tax earnings belongs to the exclusive scope of authority of the General Meeting.

Resolution proposal:

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2009.

The HUF 77,051,686,148 to be disbursed as dividends shall be paid from the after-tax profits of HUF 74,227,074,181 based on HAR figures and the remaining amount of HUF 2,824,611,967 shall be paid from retained earnings.

May 7th, 2010 shall be the first day of dividend disbursement. The record date shall be April 30th, 2010.

On April 21st, 2010, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Supervisory Board

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2009, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2009, the Supervisory Board held meetings on 6 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 4 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2009 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

Internal Audit supported the SOX compliance, audited the documentation and procedures of financial reporting, transfer prices, project management. Internal Audit identified measures to increase the efficiency of receivable management, sales channels, product development processes, to strengthen the operation of the post merger integration processes, to increase the IT system security, to improve the effectiveness of the marketing communication in the integrated organization.

Internal Audit supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities supporting the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2009 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and delivered the appropriate information to the person making the request.

In case of shareholders’ notifications submitted to the Supervisory Board, the Supervisory Board also delivered the appropriate information to the persons making the notifications.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group maintained its favorable market position even in the intense competitive environment, despite the fact that economic environment had an adverse impact on revenues.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2009, with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009.

The Supervisory Board pre-approves the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its pre-approval, proposes it to the General Meeting for approval.

Budapest, March 12, 2010

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Audit Committee

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2009 activities in relation to the approval of

the 2009 consolidated annual financial statements of the Company prescribed by the

Accounting Act according to the requirements of the International Financial Reporting

Standards (IFRS),

of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2009

In Y2009, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2009, the Audit Committee held meetings on 9 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 21 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer of the Company, the Head of Internal Audit, the Group Compliance Director and the Chief Legal Counsel of the Company, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). The Audit Committee, in relation to the Independent Investigation, has supervised the work of the independent outside counsel involved in the Independent Investigation.

The Audit Committee regularly discussed the issues with respect to the Independent Investigation, and the appropriateness of the remedial actions taken in response to the deficiencies revealed during the Independent Investigation.

On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Audit Committee considered that with the preparation of the Final Report based on currently available facts, the independent outside counsel has completed those aspects of its mandate related to conducting an Independent Investigation and to reporting the factual results of that Independent Investigation to the Audit Committee.

After the presentation to the Audit Committee of the remedial actions proposed in light of the Final Report, the Company is considering, in consultation with the Audit Committee, whether and to what extent the Final Report warrants additional personnel remedial actions to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent outside auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2009.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and commented upon the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the Y2009 compliance risk assessment;

•                  the status of the implementation of the measures proposed on the bases of the Y2008 compliance risk assessment;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee. (In relation to the Q3 financial statements of the Company, the Audit Committee was advised that the independent external auditor of the Company has stated that it was not in the position to issue its opinion, and in the absence of such an opinion, the Audit Committee could not express a view.)

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2009.

The Audit Committee reviewed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.

The Audit Committee reviewed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year, its own investigations and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for pre-approval and to the General Meeting for approval.

Budapest, March 11, 2010

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:	Proposal of the Board of Directors for the authorization for the purchase of Magyar Telekom ordinary shares

Budapest, April 7, 2010

Resolution proposal:

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to be able to supplement Magyar Telekom’s current shareholder remuneration policy to be more in line with international practice.  At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:	Decision on the approval of the Corporate Governance and Management Report

Budapest, April 7, 2010

Pursuant to Section 312 of the Companies Act, if the shares of the publicly operating companies are listed on the Budapest Stock Exchange, the Board of Directors must submit the corporate governance and management report to the Annual General Meeting of the company, together with the annual financial statements prepared according to the Accounting Act. The Act also provides that the report can only be submitted to the General Meeting upon its prior approval by the Supervisory Board. The report and its Annex were prepared on the basis of the provisions of the Companies Act and the Corporate Governance Recommendations of the Budapest Stock Exchange (BSE).

The Corporate Governance Recommendations of the Budapest Stock Exchange are available at the website of the BSE: www.bet.hu.

Resolution proposal:

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2009 of the Company.

CORPORATE GOVERNANCE REPORT OF

MAGYAR TELEKOM PLC.

Approved by the Board of Directors of Magyar Telekom Plc. on 10 March, 2010 with Resolution
No. 4/2 (03.10.2010.)

and the Supervisory Board on 12 March, 2010 with Resolution No. 2/13 (03.12.2010.)

The Audit Committee reviewed and evaluated the Report at its March 5, 2010 meeting (resolution no. 8/7
(03.05.2010))

Corporate Governance Report

of Magyar Telekom Plc.

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (hereinafter „Magyar Telekom” or „Company”)

based on

•                              the Corporate Governance Recommendations of the Budapest Stock Exchange Zrt., published in October, 2007, and amended in May, 2008, and

•                              the provisions of Act IV of 2006 on Business Associations („Companies Act”) (especially Section 312),

taking into account

•                              the Recommendations of the European Commission (“Commission”) fostering an appropriate regime for the remuneration of directors of listed companies (2004/913/EC), and

•                              and the Commission’s Recommendations on the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board (2005/162/EC), approves and submits to the Annual General Meeting the below Corporate Governance Report.

2

1. A brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board and the executive management

Magyar Telekom’s Board of Directors (“Board” or “Board of Directors”) is the Company’s executive body that represents the Company towards third parties and before courts and other authorities. The Board of Directors exercises its rights and performs its obligations as an independent body.

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Companies Act — must give priority to the interest of the company. The members of the Board shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles of Associations (“Articles”), the resolutions of the General Meeting (“General Meeting”) of the Company and their managerial duties. The indemnification liability of the members of the Board towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing to file such announcement at all.

The Board of Directors is not an operative management body. In other words, the Board of Directors is not involved in the Company’s daily business. The Board acts in all matters that do not fall in the competence of the General Meeting or other corporate bodies. Among other responsibilities, it approves the Company’s strategy, business plan, major organizational changes and key transactions, concludes employment agreements with and removes the Chief Executive Officer (“CEO”) and Chief Officers, and determines the remuneration and target tasks on the basis of which it evaluates the their performance.

For the purpose of the operative control and effective day-to-day management of the Company the Board of Directors established the Management Committee the members of which are the Chief Executive Officer, the Chief Human Resources Officer, the Chief Financial Officer (“CFO”), the Chief Technical Officer, the Chief Strategic and Corporate Development Officer, the Chief Operating Officer Consumer Services Business Unit and the Chief Operating Officer Business Services Business Unit. The Management Committee acts within the scope of competences assigned to it by the Board of Directors. The Management Committee reports to the Board of Directors on the operation and status of Magyar Telekom Group at each Board meeting.

Due to the fact that in line with the above, the Board of Directors delegates several competences to the Management Committee we answered “No” to several questions in the declaration to this Corporate Governance Report, because in these cases the Company does comply with the given recommendation but based on the decision of the Board of Directors the procedure / decision to comply with the given recommendation is within the Management Committee’s scope of competence delegated to it by the Board of Directors.

The detailed rules on the tasks, competences and operation of the Management Committee are contained in the Rules of Procedure approved by the Board of Directors:

http://www.telekom.hu/static/sw/download/ugyvezbiz_ugyrend_2010_eng.pdf

3

2. The introduction of the members of the Board of Directors, the Supervisory Board and the executive management (in the case of Board members, including the status of independence of the different members), a description of the structure of committees.

For more details with regard to the members of the Board of Directors, the supervisory board of Magyar Telekom (“Supervisory Board”) and the Management Committee please visit the web site of Magyar Telekom:

•      http://www.telekom.hu/investor_relations/corporate_governance/board_of_directors

•      http://www.telekom.hu/investor_relations/corporate_governance/supervisory_board

•      http://www.telekom.hu/investor_relations/corporate_governance/management_committee

The Board of Directors is comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. Currently the Board of Directors of Magyar Telekom has ten members. The assignment of the members of the Board of Directors lasts for a term of three years from the date of the annual General Meeting until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. The assignment of new Board members, elected within this period, shall expire at the same date when the assignment of the other Board members expires. The members of the Board of Directors can be recalled or re-elected by the General Meeting at any time. The Board of Directors operates in line with the Rules of Procedure, in compliance with the laws and the Articles of Association.

The Companies Act does not include requirements with regard to the independency of the members of the board of directors if besides the board of directors there is also a supervisory board operating at the company. Currently 3 members of the Board of Directors meet the independency criteria set forth in the Recommendations: Frank Odzuck, dr. Mihály Gálik, dr. István Földesi.

According to the Articles of Association of the Company the Supervisory Board of the Company is comprised of at least three (3) but maximum fifteen (15) members. The members of the Supervisory Board are elected by the Annual General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years from the date of the annual General Meeting until May, 31 of the third year subsequent to the date of their election with the exception, that if the Annual General Meeting in the year of the expiry of their assignment is held prior to May 31, then their assignment lasts until the date thereof. The assignment of new Supervisory Board members, elected within this period, shall expire at the same date when the assignment of the other Supervisory Board members expires. Currently the Supervisory Board of Magyar Telekom has nine members. The Supervisory Board acts as a body. The Supervisory Board elects a Chairman from among its members and makes resolutions with simple majority. The Supervisory Board carries out its tasks according to its Rules of Procedure that is established by the Supervisory Board and approved by the General Meeting.

Independent members of the Supervisory Board — according to the Companies Act: Dr. László Pap, Dr. János Illéssy, Dr. Sándor Kerekes, Attila Csizmadia and Konrad Kreuzer.

•      http://www.telekom.hu/static/sw/download/Igazgatosag_Ugyrendje_20091215_ENG.pdf

•      http://www.telekom.hu/static/sw/download/SB_rules_25Apr2008.pdf

4

3. The number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, including the number of members attending

Section 5 discusses the work of the individual committees in detail therefore we analyzed here the above parameters with regard to the Board of Directors and the Supervisory Board.

In 2009 the Board of Directors held four meetings in accordance with its Preliminary Meeting Schedule, at which the overall rate of attendance of the members (either personally or by telephone conference) was 95%. The Board of Directors adopted resolutions without holding a meeting in seventeen cases in writing through the procedure of voting by fax as regulated in the Rules of Procedure.

The most important issues discussed by the Board of Directors in 2009 were as follows:

•                  Monitoring financial and non-financial KPIs;

•                  Decisions on the bonus achievement for the management in 2008 based on recommendation of the Remuneration Committee;

•                  Proposal to the General Meeting on the approval of the Y2008 financial statements, the use of the profit after tax and the dividend;

•                  Proposal to the extraordinary General Meeting regarding the upstream merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft.;

•                  Setting targets for the management for 2010;

•                  Approval of the mid-term strategy and business planning for years 2010-2012;

•                  M&A decisions;

•                  Risk management of Magyar Telekom Group;

•                  Review of the compliance program.

The Supervisory Board held 6 meetings in business year 2009 at which the average rate of participation was 77% and adopted written resolutions without holding a meeting in 4 cases.

The most important issues discussed by the Supervisory Board in 2009 were as follows:

•                  Reports, submissions on the agenda of the General Meeting;

•                  Strategy of the Magyar Telekom Group 2009-2011;

•                  Business Plan of the Magyar Telekom Group 2009-2011;

•                  Reports of the Board of Directors on its key business policy decisions;

•                  Magyar Telekom Group’s Executive Financial Reports;

•                  Reports on the decisions of the Management Committee;

•                  Reports on the activity of the Internal Audit and the Audit Plan of the Internal Audit;

•                  Progress of the Compliance program;

•                  Reports on the acquisition activities of Magyar Telekom Group;

•                  Reports on the activities of the Audit Committee.

5

4. The presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, as well as of the different members. Reference to whether evaluation carried out in the relevant period has resulted in any changes

The Y2009 self assessment of the Board of Directors is published on the web site of the Company. The self assessment primarily focused on

•                  the shareholder relations,

•                  the enforcement of the strategic and business plans of the Company,

•                  compliance and

•                  the assessment of the legal and ethical requirements.

Within the framework of the Y2009 performance evaluation of the Supervisory Board the following viewpoints — among others - were taken into account:

•                  whether the organization and members of the Supervisory Board, the operation of the Supervisory Board was ensured in business year 2009 as prescribed in the Rules of Procedure of the Supervisory Board;

•                  whether the Supervisory Board, based on its legal status, scope of authorities and responsibilities as included in its Rules of Procedure, properly fulfilled its tasks in business year 2009;

•                  whether the Supervisory Board deems it necessary to take further actions or follow-up steps in the individually assessed cases.

Within the framework of the evaluation of the Y2009 performance of the Supervisory Board the following viewpoints were taken into account at the assessment of the individual members and also whether based on these viewpoints their relevant competence was ensured:

•                  Dr. László Pap: Independence, expertise in technical — telecommunications technology — field, experience as member of the Audit Committee and as member of the board of directors of an international company.

•                  Dr. János Illéssy: Independence, expertise in technical field and economy, experience as chief financial officer of quoted companies, as member of the Audit Committee.

•                  Dr. Sándor Kerekes: Independence, expertise in economy and business management, experience as member of the Audit Committee.

•                  Konrad Kreuzer: Independence, expertise and experience in law and business affairs.

•                  Attila Csizmadia: Independence, expertise in telecommunications and regulations, experience in economy, finance and regulations, at government bodies, also as member of the EU Governmental Expert Committee for Post and Telecommunications.

•                  Martin Meffert: Expertise in telecommunications and economics, experience in technical field and as country manager of Hungary.

•                  István Koszorú: Experience as employees’ representative, an official and chairman of the Workers’ Council and chairman of the Central Workers’ Council.

•                  György Varju: Experience as employees’ representative and as Chairman of the Workers’ Council and member of the Central Workers’ Council.

•                  Zsoltné Varga: Expertise in the technical field, experience in sales and customer care, as employees’ representative, official of the Workers’ Council and member of the Central Workers’ Council.

6

5. Report on the operation of different committees, including the introduction of the members of the committees (professional background), the number of meetings held, the number of members attending the meetings, as well as the most important issues discussed at the meetings and the general operation of the committee. If the Board of Directors has passed a resolution on an issue contrary to the recommendations of the audit committee, the presentation of the operations of the Audit Committee shall include that fact (as well as the reasons of the Board of Directors for doing so). It is recommended that reference be made to the company’s website, where the tasks delegated to the committees, the rules of procedure of the committees and the date of appointing the members should be disclosed.

Audit committee of Magyar Telekom (“Audit Committee”)

Chairman of the Audit Committee:

•                  Dr. János Illéssy

Members of the Audit Committee:

•                  Dr. László Pap

•                  Dr. Sándor Kerekes

There is more detailed information on the members of the Audit Committee on the following web site of the Company:

http://www.telekom.hu/investor_relations/corporate_governance/audit_committee

The members of the Audit Committee are assigned from April 26, 2007 until May 31, 2010.

The purpose of the Committee is, inter alia, to oversee:

•                  the integrity of the Company’s financial statements,

•                  the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Committee,

•                  the qualifications and independence of the Company’s independent external auditor,

•                  the performance of the Company’s internal audit function and independent auditors.

The Audit Committee acts independently within its scope of authority provided in the Companies Act, in Hungarian Act CXX of 2001 on the Capital Market and in the Articles of Association, and in compliance with the rules and regulations of the Budapest Stock Exchange, the New York Stock Exchange (the “NYSE”) and the US Securities and Exchange Commission (“SEC”), as well as the provisions and rules of the US Securities Exchange Act of 1934.

The Audit Committee held 9 meetings in the previous business year of 2009, with 94% average participation rate. The Audit Committee made further written resolutions without holding a meeting on 21 occasions.

The Chief Financial Officer of the Company, the leader of the Internal Audit, the Group Compliance Director, the General Counsel and the representative of the independent external auditor, PricewaterhouseCoopers Kft. („PwC”) participated at the meetings of the Audit Committee — except for the discussion of agenda items discussed within the framework of closed meetings by the decision of the Audit Committee.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside legal counsel regarding certain contracts and conduct

7

involving the Company and certain of its affiliates (the “Independent Investigation”). The Audit Committee, in relation to the Independent Investigation has supervised the work of the independent outside legal counsel involved in the Independent Investigation.

The Audit Committee, during the supervision of the independent auditor - inter alia - discussed the below subject matters with the auditor:

•                  PwC’s internal quality control system, the results of the quality control reviews, and PwC’s independence practices;

•                  formal written statement of PwC specifying its relationship with the Company in accordance with the Securities Acts administrated by the US Securities and Exchange Commission („SEC”), and the requirements of the Independence Standards Board;

•                  Y2008 audit;

•                  independent auditor opinions on the Y2008 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards („IFRS”) and the Y2008 Annual Report of the Company prepared according to the Hungarian Accounting Standards („HAR”);

•                  audit according to the Sarbanes-Oxley Act of 2002 („SOX” or „SOX 404”) — Magyar Telekom’s internal controls over financial reporting;

•                  independent auditor’s report on the management’s assessment and on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2008;

•                  proposal on the election of the independent auditor and the determination of its remuneration;

•                  enforcement of the professional requirements and conflict of interest stipulations towards the independent auditor;

•                  Y2008 Management Letter and the response of the management of the Company;

•                  Y2009 audit;

•                  specific pre-approval of the audit and audit related services to be provided by PwC.

The Audit Committee — inter alia — discussed the below important issues at its meetings:

•                  the services of the independent external auditor and their fees;

•                  reports on the activities of the Internal Audit, Audit Plan of the Internal Audit;

•                  reports on the activities of the Group Compliance Director;

•                  Y2008 Consolidated Financial Statements of Magyar Telekom Group prepared according to the IFRS and the Y2008 Annual Report of the Company prepared according to the HAR;

•                  SOX 404 compliance, status of significant SOX compliance deficiencies, Management’s overall assessment of the Company’s internal controls over financial reporting Y2008 (in compliance with SOX 404)

•                  20-F annual report (prepared pursuant to the US Securities and Exchange Act of 1934) of Magyar Telekom Plc. for the fiscal year ending on December 31, 2008;

•                  the risk management system of Magyar Telekom Group, quarterly risk management reports;

•                  reports on the acquisition activities of Magyar Telekom Group;

•                  issues pertaining to the Independent Investigation;

•                  adequacy of the remedial actions taken in response to the findings of the Independent Investigation and the implementation of the compliance program;

•                  evaluation of the Y2009 performance of the Audit Committee.

In the spring of 2009 the Board of Directors originally made a decision that was contrary to the recommendations of the Audit Committee in connection with a disclosure requested by the Audit Committee with respect to a letter that was sent by the US Department of Justice (the “DOJ”) on February 27, 2009 to the Audit Committee’s legal advisors (the “DOJ letter”) and the steps taken by the Audit Committee in response thereto. The reason given by the Board of Directors for such decision was that, based on external legal advice, it was of the opinion that the DOJ Letter did not contain any new information that would have required disclosure under the relevant Hungarian and US stock exchange regulations. However, following further discussion and review of the matter, the Company made an extraordinary disclosure in connection with the

8

DOJ Letter on March 18, 2009, prior to the Annual General Meeting of the Company and by doing so the Audit Committee’s request was fully met.

The Rules of Procedure of the Audit Committee, approved on February 15, 2008, - including the tasks delegated to the Audit Committee — is accessible on the following web site of the Company:

http://www.telekom.hu/static/sw/download/Audit_Bizottsag_Ugyrend_20080215_eng.pdf

9

Remuneration committee of Magyar Telekom (“Remuneration Committee”):

The Remuneration Committee is comprised of three members elected by the Board of Directors. The assignment of the members is the same period as their assignment as members of the Board of Directors.

The current members are:

•                  Frank Odzuck

•                  Guido Kerkhoff

•                  Dr. Ralph Rentschler

The professional experience of the members is accessible in detail on the following web site of the Company: http://www.telekom.hu/investor_relations/corporate_governance/compensation

The rules of the operation of the committee is contained in its Rules of Procedure:

http://www.telekom.hu/static/sw/download/JavBizUgyrend_eng.pdf

In 2009 the Remuneration Committee held four meetings and two votings by fax.

The issues discussed were as follows:

•                  February, 2009: assessment of the Y2008 targets of the top management of Magyar Telekom Group and their Y2009 target, labor contract extensions, proposal for Y2006-2008 MTIP payment (participation rate: 100%)

•                  March, 2009: proposal for personnel changes (voting by fax, voting participation rate: 100%)

•                  April, 2009: Y2009 remuneration of the top management of Magyar Telekom Group (voting by fax, voting participation rate: 100%)

•                  May, 2009: proposal for MTIP program starting in Y2009 (participation rate: 100%)

•                  September, 2009: proposal for and appointment of the new chairman of the committee, proposal on appointments according to the organizational changes of Magyar Telekom and specification of the Y2009 targets of the top managers of Magyar Telekom Group (participation rate: 100%)

•                  December, 2009: proposal for the Y2010 targets of the top managers of Magyar Telekom Group (participation rate: 67%).

10

6. The presentation of the system of internal controls and the evaluation of the activity in the relevant period. Report on the efficiency and effectiveness of risk management procedures. (Information on where the report on internal controls by the Board of Directors may be viewed by shareholders.)

The presentation of the system of internal controls, evaluation of the activity in the relevant period.

Magyar Telekom, as a company registered in the U.S., is subject to the provisions of the Sarbanes-Oxley Act of 2002. As required by section 404 of the Sarbanes-Oxley Act, the management of Magyar Telekom is responsible for establishing and maintaining adequate “internal control over financial reporting” that ensures the reliability of the financial reports. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Our internal control system is based on the method established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management has established and regularly oversees the operation of internal controls over financial reporting that ensure the reliability of the report. The internal control system has been grouped into two levels of documentation:

•                      The company-level controls include the following (in line with PCAOB Audit Standard No. 5):

•                  controls related to the control environment

•                  controls over management override

•                  the company’s risk assessment process

•                  controls to monitor results of operations

•                  controls to monitor other controls, including the activities of the internal audit function, the Audit Committee and self-assessment programs

•                  controls over the period-end reporting process

•                  policies that address significant business control and risk management practices.

•                  Transaction Level Controls describe the controls built into our business processes that have been designed and operated to ensure that material misstatements in each significant financial account and disclosure within the financial statements are prevented or detected in a timely manner.

The operation of the internal control system is supported by the independent internal audit function that, beyond tasks regarding the risk based internal audit work plan, contributes to the enhancement of the internal control processes and to the reduction of existing risks through ad-hoc audits. The Supervisory Board and the Audit Committee receives regular reports on the findings of the audits; measures, based on the findings and fulfillment of tasks.

In line with the criteria of the adopted internal control framework, management evaluates the effectiveness of internal control system within each financial year. Management’s assessment for 2009 is still in progress, but based on the already available information, we believe that internal control system has been operating effectively to prevent material misstatements in the financial statements.

The Company discloses its report on the internal controls with regard to the reliability of financial reports in the 20-F annual report.

The management and Board of Directors of Magyar Telekom are committed to conduct all business activities of Magyar Telekom Group according to the highest legal and ethical standards. Based on this commitment the Board of Directors established the Corporate compliance program of Magyar Telekom.

11

The Corporate compliance program is applicable to all bodies, organizations, employees, advisors, agents, representatives as well as to all persons and organizations that work on behalf of the Company or its subsidiary.

The Corporate compliance program of Magyar Telekom ensures that the business activities of the Group are conducted with observing and in compliance with the relevant laws to the outmost extent, according to the highest standards of training and commitment. It requires the realization of guidelines and processes that manage potential compliance risks and implement specific processes in order to report, investigate, monitor and correct suspected or actual lack of compliance.

Risk management policies

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system has been operating in an integrated way with the risk management system of Deutsche Telekom since 2002.

All material risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management manual and an internal regulation on risk management were prepared. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the group. All of our units, departments, subsidiaries and other organizations are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, the Board of Directors, the Disclosure Committee, the Audit Committee and to Deutsche Telekom.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all the organizations of the group to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area and CFO is notified when a new material risk or information is identified.

There is an effective internal regulation at the Company that covers the responsibilities of each employee in risk monitoring and management. We introduced the requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures to our colleagues through e-learning. The personnel scope of the training covered all employees.

12

7. Information on whether the auditor has carried out any activities not related to auditing

Based on the effective Pre-approval Policy of the Audit Committee the independent external auditor — upon the general pre-approval or the specific pre-approval of the Audit Committee — provided the below service for the Company in Y2009 besides the audit type of services:

•                  audit related services,

•                  training service.

13

8. A detailed presentation of the company’s disclosure policy, and its policy on trading by insiders

Disclosure policy of the Company

It is Magyar Telekom’s policy that all disclosures made by the Company to its shareholders or the investment community should be accurate and complete, and fairly present the Company’s financial condition and results of operations in all material respects, and such disclosures should be made on a timely basis as required by applicable laws and requirements of the Budapest Stock Exchange (BSE) the NYSE, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”).

The controls and procedures currently used by the Company are designed to ensure that: information required by BSE, NYSE, SEC and HFSA to be disclosed by the Company (Annual and Quarterly Reports, Registrations Statements, 20-F Filings and 6-K Submissions) as well as any and all other written information that the Company discloses from time to time to the investment community (presentations to rating agencies and information contained on the Magyar Telekom website for investors: www.telekom.hu) is recorded, processed, summarized, and reported accurately and on a timely basis as well as that the information is collected and transferred to the management to ensure that timely decisions are made on the disclosure.

Since July 3, 2003 a Disclosure Committee has been operating at the Company the tasks of which include — among others — to elaborate and monitor processes and control procedures described above. The Disclosure Committee is comprised of such managers who are jointly well informed on the significant and complex aspects of the business and financial activities as well as the risks of the Company.

The Disclosure Committee of the Company supports the Chief Executive Officer and the Chief Financial Officer in fulfilling their respective duties, i.e. to have an oversight on the processes ensuring the accuracy and timeliness of disclosures.

An external legal firm is retained by the Company as an advisor to monitor the changes of SEC and NYSE rules and to notify the Company if such changes occur. Within the framework of an internal audit the Company reviews its disclosure processes each year.

Policy in connection with the prohibition of insider trading

The shares of Magyar Telekom are traded on both the Budapest Stock Exchange and New York Stock Exchange. Therefore, the trading of Magyar Telekom securities is regulated by the Hungarian legislation and government (including the Hungarian FSA) as well as the United States legislation and government (including SEC).

With the aim of ensuring compliance with the requirements of the legal environment Magyar Telekom created its own regulation which applies to all organizations of Magyar Telekom and those affiliated companies in which Magyar Telekom has 25% or more direct or indirect ownership or voting rights.

The Hungarian securities laws and United States federal and state securities laws prohibit: (a) the direct or indirect purchase or sale of securities while in possession of inside information and (b) the disclosure of inside information to others who then trade in securities (hereinafter: tip or tipping).

The regulation defines insider information, insider trading as well as the scope of insider persons.

14

Magyar Telekom does encourage investment in Magyar Telekom securities by its employees and directors. However, it states some general trading guidelines as well as specific restrictions regarding the timing of trading in Magyar Telekom securities.

Trading guidelines:

•                  Magyar Telekom strongly recommends that all insider persons refrain from any transactions in Magyar Telekom securities other than during the period beginning on the commencement of the third (3rd) trading day following the release of quarterly or annual financial results and ending ten calendar days later (so called „window period”).

•                  The safest period for trading in Magyar Telekom securities, assuming the absence of inside information, is generally the first few days of the window period. Periods other than window periods are more highly sensitive for transactions in Magyar Telekom securities from the perspective of compliance with applicable securities laws. However, trading in Magyar Telekom securities during a window period should not be considered a “safe harbor.”

•                  Even after inside information is disclosed, sufficient time must pass to permit the market and outside investors to digest the information and make investment decisions before insider persons can trade in Magyar Telekom securities. Even during a window period, any person possessing inside information may not engage in any transactions in Magyar Telekom securities until the commencement of the third trading day after inside information is publicly disclosed.

•                  Regulatory authorities scrutinize securities trading with special attention. Consequently, before trading in Magyar Telekom securities, you should carefully consider how the authorities, in the future, might view your concluded transactions with special attention.

•                  Every insider person has the individual responsibility to comply with the relevant internal rules, regardless of whether Magyar Telekom has recommended a window period to that insider person or any other insider person. The guidelines set forth in Magyar Telekom’s internal rules are guidelines only, and appropriate judgment should be exercised in connection with any transaction in Magyar Telekom securities.

•                  An insider person may, from time to time, have to forego a proposed transaction in Magyar Telekom securities even if he or she planned to make the transaction before learning of the inside information and even though the insider person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

In addition to the aforementioned trading guidelines the internal rule also states that specific restriction periods, which are prescribed in the Capital Markets Act also apply to specific categories of insider persons described therein.

Magyar Telekom in its internal rules draws the attention that insider persons, in addition to being forbidden from using inside information to trade in securities for their own advantage, are also prohibited from tipping inside information to an outsider (any person other than a Magyar Telekom employee, officer or director, and includes friends, business associates, spouses or family members), who then trades on that information.

In certain cases transactions must be immediately announced to the authority or to the public by the insider person and/or by the issuer. In order to support compliance with the announcement obligations insider persons shall without delay fill in and send a form if they concluded a transaction with Magyar Telekom shares and Magyar Telekom shall file the necessary announcements and disclosures on behalf of certain insider persons.

15

9. A detailed demonstration of the methods of exercising shareholders’ rights

The holder of each Series “A” Share shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by the Companies Act or the Articles. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or interim share certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the shareholders’ register.

The Board of Directors of the Company through the registrar assigned by the Board according to Section 202 (2) of the Act, maintains a shareholders’ register of the holders of registered shares (including holders of interim share certificates or preliminary share certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized shareholders’ register.

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares.

In the event of dissolution of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

Shareholders whose names have not been entered into the shareholders’ register and shareholders who acquired their shares in violation of the restrictions in the Articles pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

If the General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner and the statutory required data of which are available for the payment of dividends.

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request. The court of registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or the Articles after such action.

Each shareholder has the right to attend the General Meeting, request information and comment on issues at the General Meeting. Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of shareholders to information shareholders may not have access to the business books and other business documents of the Company.

The condition of participating at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the shareholders’ register at least six (6) working days prior to the date of the General Meeting.

16

The detailed rules of exercising shareholder’s rights are contained in the Articles of Association of the Company that is available on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20090629_eng.pdf

17

10. A brief presentation of rules on the conducting of the General Meeting

The General Meeting is the highest decision-making body of the Company, comprised of all of the shareholders. The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

The Company shall hold an Annual General Meeting at least once each year (the “Annual General Meeting”) where the report of the Company, prepared according to the Accounting Act, is approved. The Annual General Meeting shall occur no later than four months immediately subsequent to the business year in question. In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

Notice of each General Meeting of the Company — unless otherwise provided by the Companies Act - shall be published in the manner stipulated by the applicable law and the Articles for the publication of the Company’s notices and advertisements at least 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by the Articles.

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy - within 60 minutes of the time stipulated in the public notice convening the General Meeting. A second General Meeting convened and held on the same day and within two hours from the time of the original General Meeting without a sufficient number of shares present to constitute a quorum shall have a quorum for the purposes of considering items on the agenda of the postponed General Meeting regardless of the voting rights represented at such meeting.

Votes for or against a proposed resolution or amendment cast in accordance with the provisions of the Articles shall be regarded as votes duly cast. Abstentions shall not be considered as votes duly cast. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles in Section 6.2. (a)-(f), (k), (m), (p), (q) and (t), which shall require at least a three-quarters majority of the votes cast. Notwithstanding anything herein to the contrary, if the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution.

The detailed rules of conducting the General Meeting are contained in Section 6 of the Articles of Association of the Company that is published on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20090629_eng.pdf

18

11. Remuneration statement

Compensation of Board Members, Supervisory Board Members and Audit Committee Members

1. Board of Directors

•                  The members of the Board of Directors receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  Members, elected from the management of the strategic investor, waive their entitlement to the fee whereas members, elected from the management of the Company, offer their fee for charity purposes

•                  The Board of Directors annually assesses its own activity according to predefined criteria (strategy, business performance, compliance, efficiency, dividend policy, information flow). Within the framework of the assessment the individual members’ self assessment is also reviewed according to predefined criteria.

2. Supervisory Board

•                  The members of the Supervisory Board receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  Members, elected from the management of the strategic investor, waive their entitlement to the fee

•                  The Supervisory Board, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved. Within the framework of this activity the Supervisory Board assesses the abilities, experience of the individual members that are necessary to perform their respective duties.

3. Audit Committee

•                  The members of the Supervisory Board receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  The Audit Committee, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved.

According to the resolutions passed on the General Meeting in April 2007 the remuneration of Board Members, Supervisory Board Members and Audit Committee Members at the Company are as follows:

The Chairman of the Board of Directors:	HUF 546 000 per month
The Members of the Board of Directors:	HUF 364 000 per month
The Chairman of the Supervisory Board:	HUF 448 000 per month

19

The Members of the Supervisory Board:	HUF 294 000 per month
The Chairman of the Audit Committee:	HUF 294 000 per month
The Members of the Audit Committee:	HUF 147 000 per month

4. Management (the term of “management” means the members of the Management Committee of the Company)

•                  With respect to the size of each element of the compensation package the Remuneration Committee submits its proposals in consideration of domestic benchmark surveys.

•                  Final decision is taken by Magyar Telekom’s Board of Directors.

•                  The compensation package is reviewed once each year.

The compensation package consists of the following elements:

Base wage

Its size varies depending on the incumbent’s position, a fixed wage amount tailored to the individual payable in monthly equal installments.

Variable pay

The annual bonus is a specific proportion of the base wage, paid on the basis of the achievement of the individual goals derived from the Magyar Telekom Group strategic goals, specified prior to the given business year. In the case of each individual goal the concrete threshold of under,- and overperformance are also determined and within that the concrete terms of payment are linked to performance targets.

The annual targets and the assessment of their performance, are approved by the Board of Directors on the basis of the submission of the Remuneration Committee.

Other benefits and perks

Other compensation elements have been designed in consideration of domestic benchmark data with a view to cost efficiency (e.g. cars for personal use, mobile phone, managers’ insurance, etc.)

Other benefits and perks have been guided by Magyar Telekom’s Collective Agreement and regulations.

The performance of the members of the management are individually assessed each year, on the basis of predefined criteria and processes.

For the year ended December 31, 2009, the aggregate compensation of the members of the management was HUF 1043 million.

20

Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations

R 1.1.1        The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

Yes (Complies)                                                         No (Please explain)

R 1.1.2        The company applies the “one share - one vote” principle.

Yes (Complies)                                                         No (Please explain)

R 1.2.8        The company ensures that shareholders must meet the same requirements in order to attend at the General Meeting.

Yes (Complies)                                                         No (Please explain)

R 1.2.9        Items on the General Meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

Yes (Complies)                                                         No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes (Complies)                                                         No (Please explain)

Though the General Meeting of the Company did not explain in details the effect of all decisions in case of each resolution but it did so prior to making such resolutions when due to the importance or complexity of the decision it could have an effect on the ongoing processes at the Company.

R 1.2.10       Shareholders’ comments on and supplements to the items on the agenda were published at least two days prior to the General Meeting.

Yes (Complies)                                                         No (Please explain)

No comments, supplements were received prior to the Y2009 General Meetings.

R 1.3.8        Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

Yes (Complies)                                                         No (Please explain)

No comments, supplements were received prior to the Y2009 General Meetings.

Written comments made on the items on the agenda were published two working days prior to the General Meeting.

Yes (Complies)                                                         No (Please explain)

21

No comments, supplements were received prior to the Y2009 General Meetings.

R 1.3.10       The election and dismissal of executives took place individually and by separate resolutions.

Yes (Complies)                                                         No (Please explain)

R 2.1.1        The responsibilities of the Managing Body include those laid out in 2.1.1.

Yes (Complies)                                                         No (Please explain)

The Articles of Association and the Rules of Procedure of the Board of Directors set forth that all matters fall into the competence of the Board of Directors (or into that of the Management Committee delegated to it by the Board of Directors) that according to the laws or the Articles of Association do not fall into the exclusive competence of the General Meeting or other corporate body. The list of competences in the Articles of Associations and in the Rules of Procedure of the Board of Directors does not fully cover the list set forth in the explanation of the recommendations.

R 2.3.1        The Managing Body held meetings regularly, at times designated in advance.

Yes (Complies)                                                         No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes (Complies)                                                         No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies)                                                         No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies)                                                         No (Please explain)

R 2.5.1        The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

Yes (Complies)                                                         No (Please explain)

R 2.5.4        At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

Yes (Complies)                                                         No (Please explain)

R 2.5.5        At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

22

Yes (Complies)                                                         No (Please explain)

R 2.5.7        The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

Yes (Complies)                                                         No (Please explain)

The Rules of Procedure of the Supervisory Board — that is accessible on the web site of the Company — includes the criteria on independency but as far as the Board of Directors is concerned the Company did not set such independency criteria.

R 2.6.1        Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company’s subsidiary).

Yes (Complies)                                                         No (Please explain)

No such personal stake did exist.

R 2.6.2        Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes (Complies)                                                         No (Please explain)

No such transaction took place at the Company in 2009

Transactions which according to 2.6.2, fell outside the normal course of the company’s business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes (Complies)                                                         No (Please explain)

No such transaction took place at Magyar Telekom in 2009.

R 2.6.3        Board members informed the Supervisory Board/Audit Committee (Nomination Committee) if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes (Complies)                                                         No (Please explain)

The Company is not aware of such request.

R 2.6.4        The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes (Complies)                                                         No (Please explain)

A CEO level internal regulation was issued at the Company on this subject matter.

The Managing Body established its guidelines regarding insiders’ trading in securities and

23

monitored compliance with those guidelines.

Yes (Complies)                                                         No (Please explain)

A CEO level internal regulation was issued at the Company on this subject matter.

R 2.7.1        The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies)                                                         No (Please explain)

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes (Complies)                                                         No (Please explain)

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the General Meeting, as a separate item on the agenda.

Yes (Complies)                                                         No (Please explain)

R 2.7.2        The Managing Body prepared an evaluation of the work it carried out in the given business year.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes (Complies)                                                         No (Please explain)

R 2.7.3        It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes (Complies)                                                         No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the General Meeting as a separate agenda item.

Yes (Complies)                                                         No (Please explain)

The members of the management do not have benefits that do not represent normal practice and there were no such events in 2009.

R 2.7.4        The structure of share-incentive schemes were approved by the General Meeting.

Yes (Complies)                                                         No (Please explain)

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

24

Prior to the decision by the General Meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

Yes (Complies)                                                         No (Please explain)

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

R 2.7.7        The Remuneration Statement was prepared by the company and submitted to the General Meeting.

Yes (Complies)                                                         No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes (Complies)                                                         No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Board of Directors and the Supervisory Board but due to data protection reasons the remuneration data of the management contains aggregate figures.

R 2.8.1        The Managing Body or the committee operated by it is responsible for monitoring and controlling the company’s entire risk management.

Yes (Complies)                                                         No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

Yes (Complies)                                                         No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

Yes (Complies)                                                         No (Please explain)

R 2.8.3        The Managing Body formulated the principles regarding the system of internal controls.

Yes (Complies)                                                         No (Please explain)

The Board of Directors regularly assesses and approves the elements of the internal control system, established according to the BÉT Recommendations.

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company’s performance and profit targets.

Yes (Complies)                                                         No (Please explain)

25

R 2.8.4        When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4.

Yes (Complies)                                                         No (Please explain)

R 2.8.5        It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

Yes (Complies)                                                         No (Please explain)

R 2.8.6        The company created an independent Internal Audit function which reports to the Audit Committee.

Yes (Complies)                                                         No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

Yes (Complies)                                                         No (Please explain)

R 2.8.7        The internal audit activity is carried out by the Internal Audit function based on authorization from the Audit Committee.

Yes (Complies)                                                         No (Please explain)

As an organization, the Group Audit function is independent from the executive management.

Yes (Complies)                                                         No (Please explain)

The Group Audit Directorate is directly reporting to the Chief Executive Officer from an organizational point of view.

R 2.8.8        The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

Yes (Complies)                                                         No (Please explain)

R 2.8.9        The Managing Body prepared its report for shareholders on the operation of internal controls.

Yes (Complies)                                                         No (Please explain)

In line with the Sarbanes-Oxley Act, the Company’s Management Committee and the Board each year evaluate the effectiveness of internal control over financial reporting. The report on the evaluation is approved by the Management Committee and the Board. The result of the evaluation is available for shareholders in the Company’s 20-F report within section ‘Controls and procedures’.

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

26

Yes (Complies)                                                         No (Please explain)

Though the Rules of Procedure of the Board of Directors does not explicitly include the task contained in the Recommendations, the Management Committee of the Company and the Board of Directors, in compliance with the Sarbanes-Oxley Act, annually assess the efficiency of the internal control environment of the preparation of the financial statement.

R 2.8.11       The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

Yes (Complies)                                                         No (Please explain)

R 2.9.2        The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes (Complies)                                                         No (Please explain)

In view of the fact that Magyar Telekom is also listed on the New York Stock Exchange, in compliance with the extremely strict provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 2.9.3        The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes (Complies)                                                         No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

The Managing Body pre-determined in a resolution what circumstances constitute “significant bearing”.

Yes (Complies)                                                         No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

27

R 3.1.6        On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees’ targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes (Complies)                                                         No (Please explain)

There is no Nomination Committee operating at the Company but as far as the other bodies are concerned the information is available on the web site of the Company.

R 3.2.1        The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes (Complies)                                                         No (Please explain)

R 3.2.3        The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor’s report on problems discovered during the audit.

Yes (Complies)                                                         No (Please explain)

R 3.2.4        The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4.

Yes (Complies)                                                         No (Please explain)

R 3.3.1        There is a Nomination Committee operating at the company.

Yes (Complies)                                                         No (Please explain)

Certain tasks and competences — that in line with the Recommendations are the competences of the Nomination Committee — are delegated to other bodies, for example the Remuneration Committee makes a proposal on the conclusion and modification of the work contract of the CEO.

R 3.3.2        The Nomination Committee provided for the preparation of personnel changes.

Yes (Complies)                                                         No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes (Complies)                                                         No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee evaluated the activity of board and executive management members.

Yes (Complies)                                                         No (Please explain)

28

There is no Nomination Committee at the Company.

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes (Complies)                                                         No (Please explain)

There is no Nomination Committee at the Company.

R 3.4.1        There is a Remuneration Committee operating at the company.

Yes (Complies)                                                         No (Please explain)

R 3.4.2        The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

Yes (Complies)                                                         No (Please explain)

R 3.4.3        The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

Yes (Complies)                                                         No (Please explain)

The remuneration of the Managing Body was approved by the General Meeting based on the recommendation of the Remuneration Committee.

Yes (Complies)                                                         No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

Yes (Complies)                                                         No (Please explain)

R 3.4.4        The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

Yes (Complies)                                                         No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

Yes (Complies)                                                         No (Please explain)

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

Yes (Complies)                                                         No (Please explain)

29

Currently the Remuneration Committee does not have such duty.

R 3.4.7        The majority of the members of the Remuneration Committee are independent.

Yes (Complies)                                                         No (Please explain)

There is one independent member among the members of the 3-member Remuneration Committee.

R 3.5.1        The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes (Complies)                                                         No (Please explain)

The Remuneration and Nomination Committees are not combined at the Company (there is no Nomination Committee at the Company).

R 3.5.2        The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes (Complies)                                                         No (Please explain)

There is a separate Remuneration Committee at the Company the members of which were elected by the Board of Directors from among its own members.

R 4.1.1        In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

Yes (Complies)                                                         No (Please explain)

Currently there are no disclosure guidelines at the Company. The Company issued internal regulations regarding the Disclosure Committee and disclosure processes. The tasks of the individual organizational units regarding disclosure are contained in the relevant internal regulation.

R 4.1.2        The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes (Complies)                                                         No (Please explain)

R 4.1.3        The company’s disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes (Complies)                                                         No (Please explain)

Currently there are no disclosure guidelines at the Company (please see the explanation at R.4.1.1.)

30

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.4                                     The Managing Body assessed the efficiency of disclosure processes.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

The efficiency of disclosure processes is monitored by the Audit Committee and the Supervisory Board.

R 4.1.5                                     The company published its corporate events calendar on its website.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.6                                     In the annual report and on the website of the company, the public was informed about the company’s corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.8                                     In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.9                                     In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.10                               The company provided information on the internal organization and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.11                               In the annual report and in the Remuneration Statement on the company’s website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.12                               The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about

31

major risks.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

The risk management guidelines of the Company were published by the management and not by the Board of Directors on the web site of the Company under “Investor relations/Corporate Governance/Corporate governance documents” menu item. The main risks are discussed in details in Item 3 of the 20-F report (Risk Factors).

R 4.1.13                               In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.14                               The company discloses its guidelines governing insiders’ trading in the company’s securities on its website.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

The company published in the annual report and on its website ownership in the company’s securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

R 4.1.15                               In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

Yes (Complies)                                                                                                                                                                                                                                                                                            No (Please explain)

32

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (— Yes / No)

S 1.1.3	The company has an investor relations department.	Yes / No

S 1.2.1	The company published on its website the summary document regarding the conducting of the General Meeting and the exercise of shareholders’ rights to vote (including voting via proxy)	Yes / No

S 1.2.2	The company’s articles of association are available on the company’s website.	Yes / No

S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	Yes / No

S 1.2.4	Information and documents according to 1.2.4 regarding General Meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company’s website.	Yes / No

S 1.2.5	The General Meeting of the company was held in a way that ensured the greatest possible shareholder participation.	Yes / No

S 1.2.6

Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the General Meeting. (There were no motions to amend the agenda items)

Yes / No

S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	Yes / No

S1.2.11	At the shareholders’ request, the company also provided information on the General Meeting electronically.	Yes / No

S 1.3.1

The identity of the chairman of the General Meeting was approved by the company’s General Meeting prior to the discussion of the items on the agenda. (The Articles of Association of the Company — that is approved by the General Meeting — determines that the Chairman of the General Meeting shall be the Chairman of the Board of Directors or the person nominated by the Board of Directors without a separate voting.)

Yes / No

S 1.3.2	The Managing Body and the Supervisory Board were represented at the General Meeting.	Yes / No

S 1.3.3

The company’s articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company’s General Meeting and be granted the right of participation in the discussion of

Yes / No

33

the relevant items on the agenda. (Though the Articles of Association of the Company does not contain a specific provision on this matter the practice is that the Company does not exclude the participation of third parties at the General Meeting.)

S 1.3.4	The company did not prevent shareholders attending the General Meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	Yes / No

S 1.3.5

The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the General Meeting. Where the company declined to give an answer it published its reasons for doing so. (The Company published the answer to unanswered question on April 20, 2009 following the General Meeting.)

Yes / No

S 1.3.6

The chairman of the General Meeting and the company ensured that in answering the questions raised at the General Meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the General Meeting.	Yes / No

S1.3.11	The company’s General Meeting decided on the different amendments of the articles of association in separate resolutions.	Yes / No

S1.3.12

The minutes of the General Meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the General Meeting. (The minutes of the annual general meeting were published on April 30, 2010, however, the minutes of the extraordinary general meeting were published on August 19, 2009, i.e. not within 30 days.)

Yes / No

S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / No

S 1.4.2	The company disclosed its policy regarding anti-takeover devices. (No such policy was elaborated by the Company.)	Yes / No

S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	Yes / No

S 2.2.1

The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes / No

S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to	Yes / No

34

the board meeting.

S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	Yes / No

S 2.4.1	The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the General Meeting.	Yes / No

S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	Yes / No

S 2.4.3

Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction program.

Yes / No

S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / No

S 2.5.3

The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management’s work where the functions of Chairman and CEO are combined.

Yes / No

S 2.5.6	The company’s Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / No

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / No

S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / No

S 2.8.2

The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company’s daily operations.

Yes / No

S2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / No

S2.8.12

The company’s auditor assessed and evaluated the company’s risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes / No

35

S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / No

S 2.9.4	The Managing Body may invite the company’s auditor to participate in those meetings where it debates General Meeting agenda items.	Yes / No

S 2.9.5	The company’s Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / No

S 3.1.2

The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year. (There is no Nomination Committee at the Company the answer was provided with regard to the other bodies.)

Yes / No

S 3.1.4	The company’s committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	Yes / No

S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	Yes / No

S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	Yes / No

S 3.3.3

The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body. (There is no Nomination Committee at the Company.)

Yes / No

S 3.3.4	The majority of the members of the Nomination Committee are independent. (There is no Nomination Committee at the Company.)	Yes / No

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5. (There is no Nomination Committee at the Company.)	Yes / No

S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / No

S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / No

S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4.	Yes / No

36

	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / No

S 4.1.7	The company’s financial reports followed IFRS guidelines.	Yes / No

S4.1.16	The company also prepares and releases its disclosures in English.	Yes / No

37

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:	Decision on granting relief from liability to the members of the Board of Directors

Budapest, April 7, 2010

According to Section 30 (5) of the Companies Act, the Articles of Association may contain provisions for the general meeting to put on the agenda the evaluation of the work of the senior officers in the previous financial year and to decide on granting relief from liability to the senior officers. According to Section 6.2 (r) of the Articles of Association, decision on granting liability relief is within the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2009 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2009 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposals

to the General Meeting of Magyar Telekom Plc.

Subject:                                                   Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4. Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1. The Board of Directors (l), 8.2 Members of the Supervisory Board (8.2.1.); 15.5. Miscellaneous

Budapest, April 7, 2010

Resolution proposal:

The Board of Directors proposes the modification of the Articles of Association of Magyar Telekom Plc. according to the Annex enclosed to this resolution proposal and submits it to the Annual General Meeting of the Company for approval.

According to Section 231 (2) of the Companies Act and Section 6.2. (a) of the Articles of Association the decision on the amendment of the Articles of Association falls into the exclusive scope of authority of the General Meeting of the Company.

The reasons for the modification of the Articles of Association of Magyar Telekom Plc. are as follows:

1.                   Due to the change of the sites and branch offices of the Company the following sites and branch offices have to be deleted from Section 1.4. of the Articles of Association.

(a) Sites of the Company:

1117 Budapest, Gábor Dénes u. 2.

~~1013 Budapest, Krisztina krt. 32.~~

1107 Budapest, Bihari u.6.

1117 Budapest, Magyar tudósok krt.9.

1073 Budapest, Dob u. 76-78.

1051 Budapest, Petőfi Sándor u. 17-19.

1117 Budapest, Kaposvár u. 5-7

1117 Budapest, Budafoki u. 103-107

1107 Budapest, Száva u. 3-5.

~~1089 Budapest, Baross u. 133.~~

~~1133 Budapest, Kórház u. 6-12.~~

~~1152 Budapest, Szilaspark u. 10.~~

~~1182 Budapest, Üllői út 661.~~

1148 Budapest, Örs vezér tere 48.

~~1033 Budapest, Vöröskereszt u. 11.~~

(b) Branch Offices of the Company:

4026 Debrecen, Bethlen u. 1.

3525 Miskolc Régiposta u. 9.

9400 Sopron, Széchenyi tér 7-10.

7601 Pécs, Rákóczi út 19.

8174 Balatonkenese, Parti sétány 51.

6722 Szeged, Tisza Lajos krt. 41.

5600 Békéscsaba, Andrássy u. 44.

~~5600 Békéscsaba, Andrássy u. 51.~~

~~6721 Szeged, Csongrádi sgt. 12.~~

6723 Szeged, Etelka sor 1.

~~2030 Érd, Bajcsy Zsilinszky u. 158.~~

~~2500 Esztergom, Aradi vértanúk tere 2.~~

Resolution proposal:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

2.                   Due to the introduction of the 2008 TEÁOR codes, some technical corrections have been made in Section 1.6.2. (Other activities) in the Hungarian version of the Articles of Association concerning the names of activities enlisted as in some cases the name of the activity in the Articles of Association was different from the names specified in the Company Registry. (In the unofficial English translation of the Articles of Association the names of the activities are correct, so they remain unchanged.)

3

The Company plans to sell electric power and natural gas and filed the necessary request for licence to the Hungarian Energy Office. Due to this it is necessary to supplement the scope of activities in the Articles of Association of the Company with 35.14’08 Trade of electricity and 35.23’08 Trade of gas through mains.

It is necessary to supplement the scope of activities in the Articles of Association of the Company with 80.10 ‘08 Private security activities as a further activity regarding the ability of invoicing on security protection services provided by Magyar Telekom Plc. for real estates used jointly by Magyar Telekom Plc. and by its subsidiaries and other external companies.

1.6.2. Other activities:

Activities regarding to technical correction only in the Hungarian Articles (while in the unofficial English translation of the Articles of Association the names of the activities remain unchanged).

26.30’08 ~~Hiradás~~Híradás-technikai berendezés gyártása

41.10’08 Épületépítési ~~project~~ projekt szervezése

41.20’08 Lakó- és nem lakó ~~terület~~ épület ~~előkészítése~~építése

42.22’08 Elektromos, híiradás-technikai célú közmű építése

45.11’08 Személygépjármű-, könnyűgépjármű-~~kereskedelme~~kereskedelem

45.19’08 Egyéb gépjármű-~~kereskedelme~~kereskedelem

46.52.’08 Elektronikus, h~~i~~íradás-technikai berendezés és alkatrészei nagykereskedelme

47.54’08 Villamos háztartási készülék kiskereskedelme

55.20’08 Üdülési, egyéb átmeneti szálláshely -szolgáltatás

56.10.’08 Éttermi~~-~~, mozgó vendéglátás

59.20’08 Hangfelvétel készítése, kiadása

60.10’08 Rádió műsor-szolgáltatás

62.03’08 Számítógép-üzemeltetés

63.11’08 Adatfeldolgozás, web-hoszting~~i~~ szolgáltatás

63.12’08 Világháló-portál~~i~~ szolgáltatás

63.99’08 M.n.s. egyéb információs szolgáltatás

68.31’08 Ingatlanügynök~~ség~~i tevékenység

71.12’08 Mérnöki tevékenység, műszaki tanácsadás

72.19’08 Egyéb természettudományi , műszaki kutatás, fejlesztés

73.12’08 Médiareklám~~tevékenység~~

85.60’08 ~~Oktatási~~Oktatást kiegészítő tevékenység

The scope of activities is supplemented with the activity as follows:

35.14 ‘08 Trade of electricity

35.23 ‘08 Trade of gas through mains

80.10 ‘08 Private security activities

Resolution proposal:

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

3.                   Section 1.8. (Legal Succession) of the Articles of Association sets out the legal succession procedures due to earlier transformations of the Company. The transformation decided and approved by the Extraordinary General Meeting held on June 29, 2009 (Sections 1.8.4 and 1.8.5. of the Articles of Association) was registered by the Court of Registration with the effect as of September 30, 2009. In order to complete the

4

descriptions it is necessary to include the date of the merger of the merging companies in the text.

Sections 1.8.4. and 1.8.5. of the Articles of Association are supplemented as follows:

1.8.4. Magyar Telekom ~~Távközlési Nyilvánosan Működő Részvénytársaság~~Telecommunications Public Limited Company is the general legal successor of T-Kábel Magyarország Kábeltelevíziós Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133.,  ~~Cg.~~Corporate Registry No..: 01-09-674638) that was merged into the Company on September 30, 2009.

1.8.5. Magyar Telekom Telecommunications Public Limited Company ~~Távközlési Nyilvánosan Működő Részvénytársaság~~ is the general legal successor of Dél-Vonal Informatikai Fejlesztő és Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., ~~Cg.~~ Corporate Registry No.: 01-09-908030) that was merged into the Company on September 30, 2009.

Resolution proposal:

The General Meeting approves the amendment of Section 1.8.4. of the Articles of Association according to the submission.

Resolution proposal:

The General Meeting approves the amendment of Section 1.8.5. of the Articles of Association according to the submission.

4.                   Section 2.4. (Transfer of Shares) b) is deleted to be more precisely align and harmonized with the provisions of the Companies Act. The numbering of the following Subsections and the references to these Subsections in Section 2.4.(e) change accordingly. Further, the reference in Section 2.4.(c) of the Articles of Association to Section 2.4.(b) shall be deleted and it is amended to be more precisely align and harmonized with the provisions of the Companies Act.

~~(b) The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company (excluding the shares the acquisition of which is subject to such approval under this section) shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert (by virtue of agreement, ownership or otherwise), holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company. The foregoing notwithstanding, no consent shall be required for: (i) acquisitions directly from the persons holding 10% or more of the Company’s outstanding voting stock as at September 29, 1997 (Existing Shareholders), (ii) acquisitions directly from the transferees of the Existing Shareholders, (iii) acquisitions by an internationally recognised underwriter acquiring the Company’s shares for the exclusive purpose of distributing such shares in a public offering, (iv) acquisitions by depositories for the Company’s shares or certificates representing such shares appointed by the Company (but only (a) to the extent that the acquisition of such shares by the person or persons ultimately exercising shareholder’s rights attached to the shares held by the depositories do not require the consent set forth in this Section 2.4(b) and (b) on the condition that such depository undertakes to provide the list of such persons to the Company upon request), or (v) direct or indirect sales or transfers of interest in any Existing Shareholder.  No holder of any shares shall exercise any rights in respect of any shares acquired in violation of this Section and the Company shall not register such acquisition in the Shareholders’ Register of the Company.~~

(~~c~~b) ~~In the event of transfer of shares the new owner of the share shall notify the registrar as to the transfer within two days upon such event (i.e. transfer of shares to the securities account.)  If the shareholder wishes so the custodian will not announce the said data. The shareholder shall provide evidence that he acquired the shares in accordance with the conditions set forth in these Articles in Section 2.4.b). In the event that the new owner of the shares provides~~ If any request regarding the registration at the registrar is justified by

5

the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision.

Resolution proposal:

The General Meeting approves the amendment of Section 2.4. of the Articles of Association according to the submission.

5.                   Act CXXI of 2009 on the modification of Act IV of 2006 on Business Associations (Companies Act) and Act V of 2006 on Public Company Information, Company Registration and Winding-up Proceedings entered into force on December 11, 2009. According to the modification of the law, limited companies must implement the provisions of the modifications into their Articles of Associations latest until May 31, 2010. Regarding to these provisions some Sections of the Articles of Association must be amended.

According to the amended Section 304 (1) of the Companies Act Section 5.1. (Mandatory Dissemination of Information) of the Articles of Association is amended as follows:

In accordance with the rules of these Articles governing the publication of notices the draft ~~report~~ financial statements prepared according to the Accounting Act, the summaries of the Board and Supervisory Board reports, the aggregated number of shares and voting rights (including the separate aggregation of the different classes of shares) at the time of convocation  the summary of the submissions regarding the agenda items, the resolution proposals and the extract of the company governance and management report shall be published at least twenty-one~~15~~ days prior to the date of the GM.

Resolution proposal:

The General Meeting approves the amendment of Section 5.1. of the Articles of Association according to the submission.

6.                   Due to deleting Section 2.4.(b) of the Articles of Association, it is necessary to delete Section 6.2 (Matters within the Exclusive Scope of Authority of the General Meeting) (l)  from the Articles of Association. The numbering of the following Subsections changes accordingly.

The following matters shall be within the exclusive scope of authority of the General Meeting: […]

~~(l) decision with respect to an approval pursuant to Section 2.4 (b) of the Articles;~~

Resolution proposal:

The General Meeting approves the amendment of Section 6.2. of the Articles of Association according to the submission.

7.                   Section 6.3 (Passing Resolution) of the Articles of Association in accordance with Section 6.18. of the Articles of Association is amended as follows:

6

The General Meeting shall adopt resolutions by means of the casting of votes ~~by voting shareholders~~ in the manner stipulated by Sections 6.17. and 6. 18. of these Articles.

Resolution proposal:

The General Meeting approves the amendment of Section 6.3. of the Articles of Association according to the submission.

8.                   Section 6.6. (Occurence and Agenda of a General Meeting) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act.

The Company shall hold a General Meeting at least once each year (the “Annual General Meeting”) where the annual ~~balance sheet~~ financial statements prepared according to the Accounting Act of the Company ~~shall be approved~~are approved.  The Annual General Meeting shall occur no later than April 30 of the year immediately subsequent to the business year in question.

In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

Resolution proposal:

The General Meeting approves the amendment of Section 6.6. of the Articles of Association according to the submission.

9.                   According to the amended Section 303 (4) of the Companies Act Section 6.8. (Notice of General Meetings) of the Articles of Association is amended follows:

The public announcement of each General Meeting shall contain:

(a) the name and the registered office of the Company;

(b) the date and the venue of such General Meeting;

(c) the way of holding the General Meeting;

(~~c~~d) the items on the agenda of such General Meeting;

(~~d~~e) the place and the date of the reconvened General Meeting to be held if the first General Meeting does not have a quorum; ~~and~~

(~~e~~f) the conditions for the exercise of the voting rights at such General Meeting set out in the Articles of Association, including the indication of the latest date until the name of the shareholder or the nominee intending to take a part on the general meeting can be registered in the shareholders’ register;

(g) the date according to the provisions of Section 304 (2) of the Companies Act and the information concerning the provisions of Section 304 (3) of the Companies Act;

(h) the conditions set out in the Articles regarding the exercise of the right to request information and supplement to the agenda of the general meeting;

(i) the information related to the date, place and method (including the website of the Company) of the availability of the submissions and resolution proposals on the agenda of the general meeting

7

Resolution proposal:

The General Meeting approves the amendment of Section 6.8. of the Articles of Association according to the submission.

10.             According to the amended Section 300 (1) of the Companies Act Section 6.9. (Supplements of the agenda of a General Meeting) of the Articles of Association is amended follows:

Shareholders representing at least one percent of the votes may, within eight days from the publication of the Announcement on the convocation of the General Meeting, request the Board of Directors in writing to include any issue in the agenda of the General Meeting and submit resolution proposals related to the agenda items.

Resolution proposal:

The General Meeting approves the amendment of Section 6.9. of the Articles of Association according to the submission.

11.             According to the amended Section 305 (1) of the Companies Act Section 6.11. (Quorum) of the Articles of Association is amended as follows:

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting.  If the General Meeting does not have a quorum, the General Meeting reconvened with the same agenda shall be held after a period of at least ten (10) days after the convocation of the reconvened General Meeting.~~A second General Meeting convened and held within two hours from the time of the original General Meeting~~ The reconvened General Meeting ~~without a sufficient number of shares present to~~ constitutes a quorum with regard to the agenda items of the original General Meeting ~~shall have a quorum for the purposes of considering items on the agenda of the postponed General Meeting~~ regardless of the voting rights represented ~~at~~at the reconvened ~~such m~~Meeting.

Resolution proposal:

The General Meeting approves the amendment of Section 6.11. of the Articles of Association according to the submission.

12.             In order to harmonize Section 6.12. (Opening of the General Meeting) of the Articles of Association with Section 6.14. of the Articles of Association Section 6.12. is amended as follows:

Either the Chairman of the Board of Directors or the person elected by the General Meeting on the basis of the proposal of the Board of Directors shall open and chair the General Meeting.

~~The General Meeting shall be opened by the Chairman of the Board of Directors or the person designated by the Board of Directors for such purpose and such person shall be the Chairman of the General Meeting. In the absence of such person, any shareholder may make a nomination for the Chairman of the General Meeting.  Nominations shall not be discussed in detail by the General Meeting but the Chairman of the General Meeting shall be elected by simple majority vote by reference to the nominal value of shares held by those present.~~

Resolution proposal:

The General Meeting approves the amendment of Section 6.12. of the Articles of Association according to the submission.

8

13.             In order to harmonize Section 6.14. (Election of the Officials of the General Meeting) of the Articles of Association with Section 6.12. of the Articles of Association, so Section 6.14. is amended as follows:

The General Meeting shall elect ~~its Chairman~~ the keeper of the minutes, the person who shall certify the minutes, and, in case of non-computerised voting, the tellers, and the Chairman of the General Meeting in case of the proposal of the Board Directors.

Resolution proposal:

The General Meeting approves the amendment of Section 6.14. of the Articles of Association according to the submission.

14.             Section 6.18. (Passing Resolutions) of the Articles of Association shall be amended as follows. The amendment shall enter into force following the end of the General Meeting held on April 7, 2010.

• due to the deletion of Section 6.2.(l) and amending the numbering of the following subsections,

• due to regulating the voting ratio in compliance with the Companies Act in case of acquiring treasury shares there is no need for qualified majority therefore the acquisition of treasury shares is deleted from Section 6.18. (6.2. (t)) as a three-quarter majority decision, and

• in line with the Companies Act and in order to be more precisely align with the terminology of the Companies Act the text regarding passing resolutions has been updated.

~~Votes for or against a proposed resolution or amendment cast in accordance with the provisions of these Articles shall be regarded as votes duly cast. Abstentions shall not be considered as votes duly cast.~~   The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in Section 6.2. (a)-(f), (k), (~~m~~l), (~~p~~o), and (~~q~~p)~~and (t)~~, which shall require at least a three-quarters majority of the votes ~~cast~~of the shareholders present. ~~Notwithstanding anything herein to the contrary, if the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favour of such a resolution.~~

~~Disadvantageous resolutions regarding rights related to a series of shares can only be made by the General Meeting if the shareholders of the affected share series give their separate consent thereto. During this, provisions related to possible limitation or exclusion of share related voting rights — including the exclusion from own shares - shall not apply.~~

Resolution proposal:

The General Meeting approves the amendment of Section 6.18. of the Articles of Association according to the submission. The amendment shall enter into force following the end of the General Meeting held on April 7, 2010.

15.             According to the amended Section 306 (1) of the Companies Act Section 6.19.1. (6.19. Minutes of the General Meeting) of the Articles of Association is amended as follows:

6.19.1. Minutes shall be taken of the General Meeting which shall contain:

•                  the business name and registered seat of the Company;

•                  the venue and date and the way of holding ~~of~~ the General Meeting;

9

•                  information related to ownership-ratio of the share capital represented by the votes;

•                  the names of the Chairman of the General Meeting, the minute keeper, the shareholder certifying the minutes and the tellers;

•                  material events of the General Meeting and the proposals made;

•                  the resolution proposals, the number of votes in favour and against each resolution proposals and the number of abstentions;

•                  the objections of shareholders, members of the Board of Directors or Supervisory Board against a resolution if so requested by the objecting person, and all matters expressly requested by the shareholders, the Chairman of the Supervisory Board or the Auditor.

Resolution proposal:

The General Meeting approves the amendment of Section 6.19.1. of the Articles of Association according to the submission.

16.             Section 7.2. (Members of the Board of Directors) of the Articles of Association is amended to ensure more flexible operation of the Company and it is supplemented in accordance with Section 25 (1) as follows:

The Board of Directors shall be comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. The assignment of the members of the Board of Directors lasts for a term of three years ~~from the date of the annual General Meeting~~ until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. Members of the Board of Directors can be removed or re-elected at any time by the General Meeting. Unless otherwise provided by a separate arrangement, the removal of, or failure to re-elect, a member of the Board of Directors shall not affect the employment rights of such person in respect of the Company where such member of the Board of Directors is also an employee of the Company.

The provisions of the relevant act regarding the conflict of interest of the members of the Board of Directors shall apply, except that apply except that the members of the Board of Directors may be executive officers in an other company whose main activity is identical to that of the Company and this shall not constitute a conflict of interest with being a member of the Board of Directors.

Resolution proposal:

The General Meeting approves the amendment of Section 7.2. of the Articles of Association according to the submission.

17.             Section 7.4.1. (The Board of Directors) l) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act as follows.

(l) Ensures the purchase of own shares on the basis of the authorization of the General Meeting and ~~shall~~ arranges for the alienation of the Company’s own shares;

Resolution proposal:

The General Meeting approves the amendment of Section 7.4.1. l) of the Articles of Association according to the submission.

18.             Section 8.2.1. (8.2. Members of the Supervisory Board) of the Articles of Association is amended to ensure more flexible operation of the Company.

10

8.2.1. The Supervisory Board shall be comprised of 3-15 members. The members shall be elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years ~~from the date of the annual General Meeting~~ until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof.

Resolution proposal:

The General Meeting approves the amendment of Section 8.2.1. of the Articles of Association according to the submission.

19.             Due to the amendments accepted by the General Meeting, reference to General Meeting resolution no. 20/2010 (VI.29) is not appropriate any more, therefore Section 15.5. (Miscellaneous) of the Articles of Association is amended as follows:

~~In line with Resolution 20/2009 (VI.29.) of the General Meeting t~~This Articles of Association shall supersede and replace the former Articles of Association of the Company. Consequently, on the effective date of this ~~amendment of the~~ Articles, all prior versions of the Articles and all resolutions of the Company inconsistent with these Articles shall have no effect. Issues not regulated herein shall be subject to the provisions of the Companies Act and other relevant laws.

Resolution proposal:

The General Meeting approves the amendment of Section 15.5. of the Articles of Association according to the submission.

11

Unofficial Translation of the Amended and Restated Articles of Association of Magyar Telekom Telecommunications Public Limited Company

The actual changes proposed to the Annual General Meeting for adoption are included with track changes (colored), while technical corrections to improve the English translation compared to the Hungarian version are indicated with underlined / strikethrough text (where applicable).

Articles of Association of Magyar Telekom Plc.

2

3

1. The Company Data

1.1. The Registered Name of the Company

The registered name of the Company is Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság

The Company’s abbreviated name is Magyar Telekom Nyrt.

1.2. The Company’s name in English

The Company’s name in English is Magyar Telekom Telecommunications Public Limited Company

The Company’s abbreviated name: Magyar Telekom Plc.

1.3. The Registered Office of the Company

1013 Budapest, Krisztina krt. 55.

1.4. Sites and Branch Offices of the Company

(a) Sites of the Company:

1117 Budapest, Gábor Dénes u. 2.

~~1013 Budapest, Krisztina krt. 32.~~

1107 Budapest, Bihari u.6.

1117 Budapest, Magyar tudósok krt.9.

1073 Budapest, Dob u. 76-78.

1051 Budapest, Petőfi Sándor u. 17-19.

1117 Budapest, Kaposvár u. 5-7

1117 Budapest, Budafoki u. 103-107

1107 Budapest, Száva u. 3-5.

~~1089 Budapest, Baross u. 133.~~

~~1133 Budapest, Kórház u. 6-12.~~

~~1152 Budapest, Szilaspark u. 10.~~

~~1182 Budapest, Üllői út 661.~~

1148 Budapest, Örs vezér tere 48.

~~1033 Budapest, Vöröskereszt u. 11.~~

(b) Branch Offices of the Company:

4026 Debrecen, Bethlen u. 1.

3525 Miskolc Régiposta u. 9.

9400 Sopron, Széchenyi tér 7-10.

7601 Pécs, Rákóczi út 19.

8174 Balatonkenese, Parti sétány 51.

6722 Szeged, Tisza Lajos krt. 41.

5600 Békéscsaba, Andrássy u. 44.

~~5600 Békéscsaba, Andrássy u. 51.~~

~~6721 Szeged, Csongrádi sgt. 12.~~

6723 Szeged, Etelka sor 1.

~~2030 Érd, Bajcsy Zsilinszky u. 158.~~

~~2500 Esztergom, Aradi vértanúk tere 2.~~

1.5. The Duration of the Company

The Company is established for an indefinite period of time.

4

1.6. The Scope of Activities of the Company

1.6.1. Main activity:

61.10 ‘08	Wired telecommunications activities

1.6.2. Other activities:

18.13 ‘08	Pre-press and pre-media services
18.14 ‘08	Binding and related services
18.20 ‘08	Reproduction of recorded media
26.30 ‘08	Manufacture of communication equipment
33.20 ‘08	Installation of industrial machinery and equipment
35.11 ‘08	Production of electricity
35.14. ‘08	Trade of electricity
35.23 ‘08	Trade of gas through mains
35.30 ‘08	Steam and air conditioning supply
41.10 ‘08	Development of building projects
41.20 ‘08	Construction of residential and non-residential buildings
42.21 ‘08	Construction of utility projects for fluids
42.22 ‘08	Construction of utility projects for electricity and telecommunications
42.99 ‘08	Construction of other civil engineering projects n.e.c.
43.11 ‘08	Demolition
43.12 ‘08	Site preparation
43.21 ‘08	Electrical installation
43.22 ‘08	Plumbing, heat and air-conditioning installation
43.29 ‘08	Other construction installation
43.99 ‘08	Other specialised construction activities n.e.c.
45.11 ‘08	Sale of cars and light motor vehicles
45.19 ‘08	Sale of other motor vehicles
46.14 ‘08	Agents involved in the sale of machinery, industrial equipment, ships and aircraft
46.43 ‘08	Wholesale of electrical household appliances
46.49 ‘08	Wholesale of other household goods
46.52 ‘08	Wholesale of electronic and telecommunications equipment and parts
46.69 ‘08	Wholesale of other machinery and equipment
46.90 ‘08	Non-specialised wholesale trade
47.19 ‘08	Other retail sale in non-specialised stores
47.41 ‘08	Retail sale of computers, peripheral units and software in specialised stores
47.42 ‘08	Retail sale of telecommunications equipment in specialised stores
47.43 ‘08	Retail sale of audio and video equipment in specialised stores
47.54 ‘08	Retail sale of electrical household appliances in specialised stores
47.59 ‘08	Retail sale of furniture, lighting equipment and other household articles in specialised stores
47.61 ‘08	Retail sale of books in specialised stores
47.62 ‘08	Retail sale of newspapers and stationery in specialised stores
47.63 ‘08	Retail sale of music and video recordings in specialised stores
47.65 ‘08	Retail sale of games and toys in specialised stores
47.78 ‘08	Other retail sale of new goods in specialised stores
47.91 ‘08	Retail sale via mail order houses or via Internet
47.99 ‘08	Other retail sale not in stores, stalls or markets
52.10 ‘08	Warehousing and storage
55.10 ‘08	Hotels and similar accommodation
55.20 ‘08	Holiday and other short-stay accommodation
55.90 ‘08	Other accommodation
56.10 ‘08	Restaurants and mobile food service activities
56.21 ‘08	Event catering activities
56.29 ‘08	Other food service activities
58.11 ‘08	Book publishing
58.12 ‘08	Publishing of directories and mailing lists
58.13 ‘08	Publishing of newspapers

5

58.14 ‘08	Publishing of journals and periodicals
58.19 ‘08	Other publishing activities
58.21 ‘08	Publishing of computer games
58.29 ‘08	Other software publishing
59.20 ‘08	Sound recording and music publishing activities
60.10 ‘08	Radio broadcasting
60.20 ‘08	Television programming and broadcasting activities
61.20 ‘08	Wireless telecommunications activities
61.30 ‘08	Satellite telecommunications activities
61.90 ‘08	Other telecommunications activities
62.01 ‘08	Computer programming activities
62.02 ‘08	Computer consultancy activities
62.03 ‘08	Computer facilities management activities
62.09 ‘08	Other information technology and computer service activities
63.11 ‘08	Data processing, hosting and related activities
63.12 ‘08	Web portals
63.99 ‘08	Other information service activities n.e.c.
64.20 ‘08	Activities of holding companies
68.20 ‘08	Renting and operating of own or leased real estate
68.31 ‘08	Real estate agencies
68.32 ‘08	Management of real estate on a fee or contract basis
69.20 ‘08	Accounting, bookkeeping and auditing activities; tax consultancy
70.21 ‘08	Public relations and communication activities
70.22 ‘08	Business and other management consultancy activities
71.11 ‘08	Architectural activities
71.12 ‘08	Engineering activities and related technical consultancy
71.20 ‘08	Technical testing and analysis
72.19 ‘08	Other research and experimental development on natural sciences and engineering
72.20 ‘08	Research and experimental development on social sciences and humanities
73.11 ‘08	Advertising agencies
73.12 ‘08	Media representation
74.30 ‘08	Translation and interpretation activities
74.90 ‘08	Other professional, scientific and technical activities n.e.c.
77.11 ‘08	Renting and leasing of cars and light motor vehicles
77.12 ‘08	Renting and leasing of trucks
77.21 ‘08	Renting and leasing of recreational and sports goods
77.22 ‘08	Renting of video tapes and disks
77.29 ‘08	Renting and leasing of other personal and household goods
77.33 ‘08	Renting and leasing of office machinery and equipment (including computers)
77.39 ‘08	Renting and leasing of other machinery, equipment and tangible goods n.e.c.
79.11 ‘08	Travel agency activities
79.12 ‘08	Tour operator activities
79.90 ‘08	Other reservation service and related activities
80.10 ‘08	Private security activities
80.20 ‘08	Security systems service activities
81.10 ‘08	Combined facilities support activities
82.11 ‘08	Combined office administrative service activities
82.19 ‘08	Photocopying, document preparation and other specialised office support activities
82.20 ‘08	Activities of call centres
82.30 ‘08	Organisation of conventions and trade shows
82.91 ‘08	Activities of collection agencies and credit bureaus
82.99 ‘08	Other business support service activities n.e.c.
85.32 ‘08	Technical and vocational secondary education

6

85.51 ‘08	Sports and recreation education
85.59 ‘08	Other education n.e.c.
85.60 ‘08	Educational support activities
95.11 ‘08	Repair of computers and peripheral equipment
95.12 ‘08	Repair of communication equipment

1.7. The Company’s Registered Share Capital

The share capital of the Company is HUF 104,274,254,300 (that is one hundred and four billion two hundred and seventy-four million two hundred and fifty-four thousand three hundred forint), comprised of HUF 46,008,065,300 (that is forty-six billion eight million and sixty-five thousand three hundred forints) cash contribution and HUF 58,266,189,000 (that is fifty eight billion two hundred and sixty six million one hundred and eighty nine thousand forint) in-kind contribution.

1.8 Legal Succession

1.8.1. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of T-Mobile Hungary Telecommunications Company Limited by Shares (1117 Budapest, Kaposvár u. 5-7.; Corporate Registry No.: 01-10-042361) that was merged into the Company on February 28, 2006.

1.8.2. Magyar Telekom Telecommunications Public Limited Company is the general legal successor in respect of the demerged corporate assets of T-Online Hungary Internet Service Provider Private Company Limited (registered seat: 1117 Budapest, Neumann J. u 1/b.; Corporate Registry No.: 01-10-044389) that was merged into the Company on September 30, 2007.

1.8.3. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of EMITEL Telecommunications Company Limited (registered seat: 6722 Szeged, Tisza Lajos krt. 41., Corporate Registry No.: 06-10-000154) that was merged into the Company on September 30, 2007.

1.8.4. Magyar Telekom Telecommunications Public Limited Company ~~Távközlési Nyilvánosan Működő Részvénytársaság~~ is the general legal successor of T-Kábel Magyarország Kábeltelevíziós Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., ~~Cg~~ Corporate Registry No.: 01-09-674638) that was merged into the Company on September 30, 2009.

1.8.5. Magyar Telekom ~~Távközlési Nyilvánosan Működő Részvénytársaság~~Telecommunications Public Limited Company ~~shall be~~is the general legal successor of Dél-Vonal Informatikai Fejlesztő és Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., ~~Cg~~ Corporate Registry No.: 01-09-908030) that was merged into the Company on September 30, 2009.

2. The Shares of the Company

2.1. The Shares~~Capital~~

The share capital of the Company in comprised of 1,042,742,543 ~~„A”~~ series “A” ~~registered~~ordinary shares, each with the face value of HUF 100.

The shares of the Company are dematerialized shares.

Dematerialized shares are registered shares that have no serial number and the name of the owner as well as other identification data are contained in the securities account.

2.2. Series “A” Ordinary Shares

The holder of each Series “A” ordinary s~~S~~hare shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by Act IV of 2006  on Business Associations (hereinafter: the “Companies Act”) or these Articles.

2.3. The Nominal Value of Shares and the Certificate issued on the Dematerialized Share

Shares belonging to the same share type shall have the same nominal value.

7

The security account of the owner of dematerialized shares must include the data specified by the relevant laws:

A certificate — which does not qualify as a security - shall be issued on each type of dematerialized share and deposited in the central treasury, bearing the signatures of two members of the Board of Directors.

2.4. Transfer of Shares

(a) The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register.

~~(b) The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company (excluding the shares the acquisition of which is subject to such approval under this section) shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert (by virtue of agreement, ownership or otherwise), holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company. The foregoing notwithstanding, no consent shall be required for: (i) acquisitions directly from the persons holding 10% or more of the Company’s outstanding voting stock as at September 29, 1997 (Existing Shareholders), (ii) acquisitions directly from the transferees of the Existing Shareholders, (iii) acquisitions by an internationally recognised underwriter acquiring the Company’s shares for the exclusive purpose of distributing such shares in a public offering, (iv) acquisitions by depositories for the Company’s shares or certificates representing such shares appointed by the Company (but only (a) to the extent that the acquisition of such shares by the person or persons ultimately exercising shareholder’s rights attached to the shares held by the depositories do not require the consent set forth in this Section 2.4(b) and (b) on the condition that such depository undertakes to provide the list of such persons to the Company upon request), or (v) direct or indirect sales or transfers of interest in any Existing Shareholder.  No holder of any shares shall exercise any rights in respect of any shares acquired in violation of this Section and the Company shall not register such acquisition in the Shareholders’ Register of the Company.~~

(~~c~~b) ~~In the event of transfer of shares the custodian shall notify the registrar as to the transfer. within two days upon such event (i.e. transfer of shares to the securities account). If the shareholder wishes so the custodian will not announce the said data. . The shareholder shall provide evidence that he acquired the shares in accordance with the conditions set forth in these Articles in Section 2.4.b). In the event that the new owner of the shares provides~~ If any request regarding the registration at the registrar is justified by  the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision.

(~~d~~c) Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or this Articles regarding the transfer of shares.

(~~e~~d) The registrar, except in case set forth in Section 2.4. (~~c~~b) and (~~d~~c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so.

(~~f~~e) If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

(~~g~~f) The shareholder may review the Shareholders’ Register and may request a copy on parts relevant to him from the Board of Directors or from the representative thereof. Such requests shall be met within five days by the registrar. Third parties may review the Shareholders’ Register as well.

2.5. Shareholders’ Register

2.5.1. The Board of Directors of the Company through the registrar assigned by the Board according to Section 202.§ (2) of the Act, maintains a Shareholders’ Register of the holders of registered shares (including holders of Interim Share Certificates or Preliminary Share Certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized Shareholders’ Register.

2.5.2. The registrar, assigned by the Board of Directors of the Company according to Section 202.§ (2) of the Companies Act, fulfils the written requests of the not-yet-registered acquirer or his representative on registering the transfer of shares in the Shareholders’ Register - if it was not requested by the custodian — if the acquirer of the shares or his representative produces the securities account statement under his name that certifies the ownership of the share towards third parties at the time of its issuance and complies with the provisions of Section 2.4 of these Articles.

8

2.5.3. The condition of participating at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Shareholders’ Register at least six (6) working days prior to the date of the General Meeting. The registry of shareholders in the Shareholders’ Registry may be at the record date of identification of beneficial owner prior to the GM or at the shareholder’s individual request. Those shareholders can exercise their voting rights at the GM who are entered into the Shareholders’ Registry. No entry in the Shareholders’ Register shall be made in the period of six (6) business days prior to the General Meeting.

2.5.4. The registrar, assigned by the Board of the Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence that such a person is obliged to submit to the Company in accordance with Section 2.4 of these Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors.

2.6. Interim Share Certificates

Upon registration of an increase in the capital of the Company by the Court of Registration, the Company may issue Interim Share Certificates (“ideiglenes részvény”) if the amount of the contribution either undertaken to be acquired or registered by the shareholder until the shares are fully paid. The Interim Shares are securities, subject to the same rules that are applicable to shares. The transfer of Interim Shares are effected when the shareholder is registered in the Shareholders’ Register. Subsequent to the full payment of the share value and the production of new shares, the Board of Directors invalidates the Interim Shares in accordance with the provisions of the Companies Act.

3. Payment for shares

3.1. Effecting Payment for Shares

Unless otherwise provided by the resolution of the General Meeting regarding an increase in the Company’s capital,

a) in the case of increase of share capital by way of closed issue the subscribers for shares shall be obliged to pay at least 25% of the subscription price

b) in the case of increase of share capital by way of the public issue of new shares if the issue price of shares exceeds their face value the subscribers must fully pay the difference to the Company at subscription and provide written proof thereof, within a period of 15 days after the subscription for shares.

3.2. Recognition of Payment

Unless otherwise provided by the resolution of the General Meeting, cash payment for shares subscribed for shall be recognized when the total amount of the issue price has been credited to the Company’s account with a bank that is registered in Hungary.

3.3. Contributions in Kind

Subscribers shall be obliged to transfer any asset comprising contribution in-kind to the Company or place such assets at the Company’s disposal before the request for the registration of the Company is filed with the Court of Registration.

3.4. Recognition of Contributions in Kind

The Board of Directors shall issue a receipt in respect of any contributions in kind.

3.5. Delay in Payment for Shares and Contributions in Kind

Should a shareholder fail to make the contribution due to be paid to the Company as stipulated by Section 3.6, the Board of Directors shall set a 30-day deadline and call on the shareholder for compliance.”

3.6. Full Payment for Shares

Subject to the provisions of Section 3.1., each shareholder shall be obliged to pay up the full amount of the issue price of the shares subscribed by it to the Company as per Section 3.2 and 3.2. within one year from the registration date of the capital increase by the Court of Registration, unless the General Meeting provides for a shorter period at the commencement of the subscription period.

9

Shareholders shall be obliged to pay up the requested amount prior to the expiration of such one year period only if the Board of Directors, acting in accordance with the provisions of these Articles, or the resolution of the General Meeting increasing the capital of the Company, calls upon the shareholders to do so by means of a public announcement.  In such cases shareholders shall perform their obligations to pay up the issue price of shares within the applicable deadline set forth in such notice.  Any notice issued under this paragraph shall be published by the Company in accordance with these Articles governing the publication of notices and advertisements.  The stipulated period for payment shall commence upon the publication of the related notice.

Any notice issued under this paragraph shall contain a warning to shareholders of the consequences of delay in payment, non-payment or the failure to make a contribution in kind as set out in Section 3.7.

Subject to the provisions of Section 3.7, shareholder rights with respect to shares not fully paid for shall be exercised proportionately to the amount of payment made.

3.7. Termination of Shareholders’ rights

Should any shareholder fail to observe the deadline set under Section 3.5 herein, his membership (respectively his shareholder rights on the share(s) not paid up) shall cease on the following day and if no other person assumes the obligation of paying his financial contribution, the share capital of the company shall be lowered by the General Meeting by the amount of the financial contribution.

The conditions of assuming such obligation shall be determined at the same time when adopting a General Meeting resolution on capital increase, considering the provisions of Section 11 of the Company’s Articles of Association.

The defaulting shareholder is entitled to redemption of his paid up financial contribution either when his successor shareholder has paid his financial contribution to the company or after the decrease of the share capital.

4. Rights of Shareholders and the Means of Exercising Shareholders’ Rights

4.1. Dividends

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares pursuant to Section 4.5. herein.

4.2. Distribution of Assets in Case of ~~the Termination~~ Voluntary Dissolution of the Company

In the event of voluntary dissolution (“végelszámolás”) of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

4.3. Voting Rights

Shareholders shall be entitled to voting rights attaching to their shares as described in Section 2 of these Articles.

4.4. Limitation of the Rights of Shareholders

Shareholders whose names have not been entered into the Shareholders’ Register and shareholders who acquired their shares in violation of the restrictions in these Articles pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

4.5. Payment of Dividends

If the Annual General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner  and the statutory required data of which are available for the payment of dividends. The record date of identification of beneficial owner shall not be earlier than the fifth stock market trade day subsequent to the date of the General Meeting.

10

The Company pays the dividends to the shareholders from the date specified by the relevant resolution of the GM via wire transfer. The dividend payment period commences at the date specified by the resolution of the GM that decides on the approval of the report according to the Accounting Act and the use of the profit after tax, however, at least 10 working days must lapse between the first publication of the GM resolution regarding the commencement date of the dividend payment and the first day of paying the dividends.

Shareholders may claim dividends during the lapse period specified in the Civil Code (5 years). After that time their claim for dividends will lapse. Dividends not claimed by the shareholders shall be added to the capital reserve of the Company.

An interim dividend may be disbursed between the approval of two consecutive reports under the Accounting Act, if on the basis of the interim balance it can be stated that the Company possesses sufficient coverage to pay the interim dividend and ~~that the sum to be paid~~ such payments do not exceed the amount of profits earned after the closing of the books of the financial year to which the last annual report pertains, calculated in accordance with the Accounting Act, ~~or~~and the amount supplemented with the available profit reserves and the payment of such interim dividends do not result in the company’s equity capital - adjusted in accordance with the Accounting Act - to drop below its registered share capital~~does not exceed the profit generated since closing the books according to the last business year’s annual report under the Accounting Act plus the unused profit reserve, and subsequent to the said outpayment the own capital of the share company — adjusted according to the Accounting Act— must not fall under the registered capital~~, and ~~S~~the shareholders undertake to return the interim dividend if later, according to the report under the Accounting Act - and pursuant to the provisions~~pursuant to Section 223 (1)~~ of the Companies Act ~~on Business Associations~~ concerning the protection of the ~~equity~~assets of the Company — the law would not allow the ~~out~~payment of such dividend.

No dividend shall be paid the Company for its own shares, at specifying the amount due to the shareholders entitled to dividends the Company does not take the dividend of own shares into account.

4.6. Right to Convene the General Meeting

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request.  The Court of Registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or these Articles after such action.

4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange

The General Meeting may only make a resolution resulting in the delisting of shares from the stock exchange — including the decision resulting in the delisting a series of shares as a sanction - if any shareholder previously undertakes the obligation to submit a public bid for purchasing the shares in relation to delisting, according to the Regulations of the Budapest Stock Market for Listing, Continued Trading and Disclose.

5. Rights to Information and Closing of the Shareholders’ Register

5.1. Mandatory Dissemination of Information

In accordance with the rules of these Articles governing the publication of notices the draft ~~report~~ financial statements prepared according to the Accounting Act, the summaries of the Board and Supervisory Board reports, the aggregated number of shares and voting rights (including the separate aggregation of the different classes of shares) at the time of convocation  the summary of the submissions regarding the agenda items, the resolution proposals and the extract of the company governance and management report shall be published at least twenty-one~~15~~ days prior to the date of the GM.

5.2. Shareholders’ Rights to Information

Each shareholder has the right to attend the General Meeting, request information and comment on issues at the General Meeting.  Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to

11

the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company.

As part of the rights of Shareholders to information shareholders may not  have access to the business books and other business documents of the Company.

5.3. Closing of the Shareholders’ Register

Shareholders, or shareholders’ proxies shall be entitled to exercise their voting rights at any General Meeting if they have been duly registered as owners of shares or shareholders’ representatives in the Shareholders’ Register at least 6 (six) business days prior to such General Meeting.

6. The General Meeting of the Company

6.1. Supremacy of the General Meeting

The General Meeting is the highest decision-making body of the Company.  The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

6.2. Matters within the Exclusive Scope of Authority of the General Meeting

The following matters shall be within the exclusive scope of authority of the General Meeting:

(a) to draw up and amend these Articles, unless otherwise provided by the law;

(b) unless otherwise provided by the law, the increase or decrease of the registered capital of the Company;

(c) to amend the rights attached to individual series of shares;

(d) any merger into, consolidation with another company or de-merger of the Company, or any termination, dissolution, liquidation, or transformation of the Company into another corporate form. In the process of transformation if the Board of Directors prepares the documents necessary for the transformation, the General Meeting of the Company — according to 71 (1) Section of the Companies Act - may adopt a final decision on the transformation with holding only one meeting. In this case, draft transformation asset balance- and asset inventory pertaining to the reference date specified by the Board of Directors, within the preceding six months, and approved by the auditor, shall be presented for the meeting;

(e)to decide on the approval of a public offer on own shares;

(f) decision on issuing convertible or subscription right bonds, unless otherwise provided by the law;

(g)  to elect, remove and determine the remuneration of the members of the Supervisory Board, the Audit Committee and the Board of Directors;

(h) to elect, remove and determine the remuneration of the Auditor of the Company and to define the contents of the essential elements of the contract to be concluded with the auditor;

(i) to approve the report pursuant to the Act on Accounting, including the company governance and management report and to decide on the utilisation of after-tax earnings;

(j) to approve any change in the Company’s registered scope of activities;

(k) subject to Section 11.2, to appoint the person(s), pursuant to  Section 251 of the Companies Act, that are authorized to subscribe for shares in any private increase of the Company’s capital;

~~(l) decision with respect to an approval pursuant to Section 2.4 (b) of the Articles;~~

(~~m~~l) to approve the registering of the Company’s shares on a stock exchange;

(~~n~~m) transfer, assignment, lease or the granting of permanent right to the use of, the creation of an encumbrance or security interest in a valuable right enabling the continuation of a specific activity of the Company to another business entity - i.e. rights granted in the Contract that was concluded for the purpose of providing universal electronic telecommunications services pursuant to Articles 117-118 of Act C of 2003 on electronic communications;

12

(~~o~~n) transfer of the total or substantial assets of the Company.  For the purposes of this Section “substantial” shall mean the transfer of assets which would render the Company incapable of performing its obligations performing its universal service providing obligations as defined in the Contract regarding the provision of Universal Telecommunications Services;

(~~p~~o) to decide on measures that are capable of disturbing the relevant process in case of obtaining information on a public offer based on and in accordance with a separate Act;

(~~q~~p) decision on request to delist the Company’s shares from a stock exchange (see Section 4.7.);

(~~r~~q) to evaluate the work of the members of the Board of Directors in the previous business year, decision on granting relief to the members;

(~~s~~r) decision on the payment of interim dividends, unless otherwise provided by the law;

(~~t~~s) decision on the acquisition of the Company’s own shares;

(~~u~~t) decision on the exclusion of subscription preference right,

(~~v~~u) decision on any other issue that is referred to the authority of the General Meeting by the  law or these Articles.

6.3. Passing Resolutions

The General Meeting shall adopt resolutions by means of the casting of votes ~~by voting shareholders~~ in the manner stipulated by Sections 6.17. and 6. 18. of these Articles.

6.4. Right to Convene General Meetings

(a) The General Meeting shall be convened by persons authorized by the Companies Act and these Articles.

(b) In addition to cases stipulated by the Companies Act, the General Meeting also shall be convened:

(i) if the number of the members of the Board of Directors falls below six (6);

(ii) if the number of the members of the Supervisory Board falls below six (6); and

(iii) if the number of the members of the Audit Committee falls below three (3);

(iv) if the auditor and the Board fails to conclude the assignment contract regarding the auditing activities within 90 days upon the date of the GM that elects the auditor.

6.5. Notification of the Supervisory Board on the convocation of the General Meeting

If the General Meeting is convened by the Board of Directors, the Supervisory Board shall be informed of the items on the agenda prior to the publication of the notice of the General Meeting and the Supervisory Board may (acting within its statutory scope of activity), within eight days of being so informed, propose that further items be added to the agenda provided that it delivers to the Board draft resolutions proposed by it.  The Board of Directors shall include such items in the agenda and shall publish the related notice accordingly.

6.6. Occurrence and Agenda of a General Meeting

The Company shall hold a General Meeting at least once each year (the “Annual General Meeting”) where the annual ~~balance sheet~~ financial statements prepared according to the Accounting Act of the Company ~~shall be approved~~are approved.  The Annual General Meeting shall occur no later than April 30 of the year immediately subsequent to the business year in question.

In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

6.7. Convocation of the General Meeting

Notice of each General Meeting of the Company — unless otherwise provided by the Act on Business Associations - shall be published in the manner stipulated by the applicable law and these Articles for the publication of the Company’s notices and advertisements 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by these Articles.

The members of the Board of Directors and the Supervisory Board as well as the Auditor of the Company shall also be notified of the convocation of any General Meeting in writing by registered mail within eight days after the publication of the announcement of such General Meeting.

13

6.8. Notice of General Meetings

The public announcement of each General Meeting shall contain:

(a) the name and the registered office of the Company;

(b) the date and the venue of such General Meeting;

(c) the way of holding the General Meeting;

(~~c~~d) the items on the agenda of such General Meeting;

(~~d~~e) the place and the date of the reconvened General Meeting to be held if the first General Meeting does not have a quorum; ~~and~~

(~~e~~f) the conditions for the exercise of the voting rights at such General Meeting set out in the Article of Association, including the indication of the latest date until the name of the shareholder or the nominee intending to take a part on the general meeting can be registered in the shareholders’ register

(g) the date according to the provisions of Section 304 (2) of the Companies Act and the information concerning the provisions of Section 304 (3) of the Companies Act;

(h) the conditions set out in the Articles regarding the exercise of the right to request information and supplement to the agenda of the general meeting;

(i) the information related to the date, place and method (including the website of the Company) of the availability of the submissions and resolution proposals on the agenda of the general meeting.

6.9. Supplements to the agenda of a General Meeting

Shareholders representing at least one percent of the votes may, within eight days from the publication of the Announcement on the convocation of the General Meeting, request the Board of Directors in writing to include any issue in the agenda of the General Meeting and submit resolution proposals related to the agenda items.

6.10. Attendance List

The Company shall draw up an attendance list of shareholders attending the General Meeting. The attendance list shall contain the names of shareholders or their proxies or representatives, their addresses (registered offices), the number of shares of each series held by them and the number of votes that each is entitled to cast.  The attendance list shall be certified by the Chairman of the General Meeting as well as the minute keeper of such meeting.

6.11. Quorum

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting. If the General Meeting does not have a quorum, the General Meeting reconvened with the same agenda shall be held after a period of at least ten (10) days after the convocation of the reconvened General Meeting.  ~~A second General Meeting convened and held within two hours from the time of the original General Meeting~~  The reconvened General Meeting ~~without a sufficient number of shares present to~~ constitutes a quorum with regard to the agenda items of the original General Meeting ~~shall have a quorum for the purposes of considering items on the agenda of the postponed General Meeting~~ regardless of the voting rights represented at the reconvened ~~such m~~Meeting.

6.12. Opening of the General Meeting

Either the Chairman of the Board of Directors or the person elected by the General Meeting on the basis of the proposal of the Board of Directors shall open and chair the General Meeting.

~~The General Meeting shall be opened by the Chairman of the Board of Directors or the person designated by the Board of Directors for such purpose and such person shall be the Chairman of the General Meeting. In the absence of such person, any shareholder may make a nomination for the Chairman of the General Meeting.  Nominations shall not be discussed in detail by the General Meeting but the Chairman of the General Meeting shall be elected by simple majority vote by reference to the nominal value of shares held by those present.~~

6.13. The Chairman of the General Meeting

The Chairman of the General Meeting:

14

(a) shall determine the number of shares carrying voting rights represented by shareholders attending the General Meeting and shall determine whether the General Meeting has a quorum;

(b) shall arrange for the preparation of the minutes of the General Meeting and the attendance list in accordance with the Companies Act;

(c) shall make recommendations for the minute keeper of the General Meeting, for the  shareholder, or  its proxy to certify the minutes, and, in the event of non-computerised voting, for the tellers.  In the event of computerised voting, the Chairman of the General Meeting shall act as teller;

(d) shall have the General Meeting adopt the sequence in which items on the agenda, including items duly added to the agenda, shall be discussed;

(e) shall chair discussions in the General Meeting and shall grant speakers the right to take the floor in the order corresponding to the sequence of their application for the floor;

(f) may stipulate a time limit for contributions to the discussion;

(g) shall put issues to a vote in order to adopt resolutions;

(h) shall determine the total number of votes cast in respect of, including the number of abstentions, votes for and against, each proposed resolution or amendment;

(i) shall state the result of each vote and shall declare the resolution of the General Meeting;

(j) shall call for breaks;

(k) may propose the suspension of the General Meeting; and

(l) shall declare the General Meeting closed if each resolution on the agenda has been voted on.

6.14. Election of the Officials of the General Meeting

The General Meeting shall elect ~~its Chairman~~ the keeper of the minutes, the person who shall certify the minutes, and, in case of non-computerised voting, the tellers, and the Chairman of the General Meeting in case of the proposal of the Board of Directors.

6.15. Order and Discussion of Items on the Agenda

By the vote of a simple majority of the holders of voting shares cast at the General Meeting, shareholders may change the order in which items on the agenda are discussed but may not eliminate any item from the agenda.

The General Meeting may be suspended on one occasion and it must be resumed within 30 days from the date of the General Meeting.

6.16. Suspended General Meeting

Stipulations in relation to the originally convened General Meeting shall continue to apply to any suspended General Meeting, provided that it shall be ascertained whether the suspended General Meeting is properly constituted with a quorum. In all other respects, the rules pertaining to the original General Meeting shall be applied, with the exception of those on the convocation of the General Meeting and the election of the officials of the General Meeting.

6.17. Voting Procedures

6.17.1. At the General Meeting the voting shall be computerised.  The Chairman of the General Meeting may propose that some or all of the items of the agenda be voted upon in lieu of computerised voting by the show of the voting cards.  The Chairman’s motion shall be decided by a simple majority vote of the General Meeting.

6.17.2. At the venue of the General Meeting prior to commencement the Company shall issue a voting card or a remote-control for computerised voting (the “voting machine”) to each holder of voting shares after verification that the shareholder is duly registered in the Shareholders’ Register.

Voting machines or voting cards shall also be issued at the General Meeting to any shareholder in respect of newly-issued shares who has paid the subscription price in accordance with the resolution of the General Meeting and has been registered in the Shareholders’ Register in connection with a capital increase approved by the General Meeting.  Holders of Interim Share Certificates may exercise their voting rights only in proportion to the consideration already contributed.  If any shareholder fails to meet the above conditions, such a shareholder shall not be issued a voting card or a voting machine.

15

6.17.3 In the event of computerised voting, the tally of the votes shall proceed electronically.  Prior to the voting taking place, the General Meeting shall be advised by the Chairman or the person designated by him with respect to the technical details of the computerised voting.  The shareholders shall be advised of the results of the vote by the Chairman.

6.17.4 In the event of non-computerised voting, each shareholder shall receive a voting card.  Voting cards shall contain the name (business name) of the shareholder or shareholder representative address (seat), as well as the number and series of shares held by such shareholder and the votes such shareholder is entitled to cast.  The voting shall proceed by the show of the voting cards.

6.18. Passing Resolutions

~~Votes for or against a proposed resolution or amendment cast in accordance with the provisions of these Articles shall be regarded as votes duly cast. Abstentions shall not be considered as votes duly cast.~~   The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in Section 6.2. (a)-(f), (k), (~~m~~l), (~~p~~o) and (~~q~~p) ~~and (t)~~, which shall require at least a three-quarters majority of the votes ~~cast~~ of the shareholders present. ~~Notwithstanding anything herein to the contrary, if the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favour of such a resolution.~~

~~Disadvantageous resolutions regarding rights related to a series of shares can only be made by the General Meeting if the shareholders of the affected share series give their separate consent thereto. During this, provisions related to possible limitation or exclusion of share related voting rights — including the exclusion from own shares - shall not apply.~~

6.19. Minutes of the General Meeting

6.19.1. Minutes shall be taken of the General Meeting which shall contain:

•                  the business name and registered seat of the Company;

•                  the venue and date and the way of holding ~~of~~ the General Meeting;

•                  information related to ownership-ratio of the share capital represented by the votes;

•                  the names of the Chairman of the General Meeting, the minute keeper, the shareholder certifying the minutes and the tellers;

•                  material events of the General Meeting and the proposals made;

•                  the resolution proposals, the number of votes in favour and against each resolution proposals and the number of abstentions;

•                  the objections of shareholders, members of the Board of Directors or Supervisory Board against a resolution if so requested by the objecting person, and all matters expressly requested by the shareholders, the Chairman of the Supervisory Board or the Auditor.

6.19.2. The minutes shall be signed by the minute keeper and the Chairman of the General Meeting and shall be certified by  one shareholder present elected for such purpose.

6.19.3.Any shareholder shall have the right to request the Board of Directors to issue a copy or an extract of the minutes of the General Meeting.

6.20. Attendance by Officials of the Company

The members of the Board of Directors and those of the Supervisory Board as well as the Auditor of the Company shall be invited to attend the General Meeting of the Company and shall respond to questions raised thereat by the shareholders.  The above-mentioned officials of the Company shall have the right to participate in the discussions.

7. Board of Directors

7.1. Status of the Board of Directors

The Board of Directors shall be the management body of the Company and the Board of Directors shall represent the Company with regard to third parties, in court and before other authorities.

7.2. Members of the Board of Directors

The Board of Directors shall be comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. The assignment of the members of the Board of Directors lasts for a term of three years ~~from the date of the annual General Meeting~~ until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment

16

lasts until the date thereof. Members of the Board of Directors can be removed or re-elected at any time by the General Meeting. Unless otherwise provided by a separate arrangement, the removal of, or failure to re-elect, a member of the Board of Directors shall not affect the employment rights of such person in respect of the Company where such member of the Board of Directors is also an employee of the Company.

The provisions of the relevant act regarding the conflict of interest of the members of the Board of Directors shall apply, except that the members of the Board of Directors may be executive officers in an other company whose main activity is identical to that of the Company and this shall not constitute a conflict of interest with being a member of the Board of Directors.

7.3. Interim Election

If before the end of term the General Meeting increases in the number of the members~~hip~~ of the Board of Directors or elects a new Board member ~~of the Board of Directors~~ as a result of ~~an increase in the membership of the Board of Directors, or on~~ removal or becoming incapacitated of a member of the Board of Directors, the term of office of the ~~new, interim~~ such newly elected member shall be identical to the original term of office of the remainder of the Board of Directors.

7.4. Rules of Procedure and Chairman of the Board of Directors

Subject to the provisions of applicable law and these Articles, the Board of Directors shall draw up its own Rules of Procedure.

Member of the Board of Directors shall elect the Chairman of the Board in accordance with the provisions of the Rules of Procedure of the Board of Directors.  The Chairman shall perform such duties as described in the law, these Articles and the Rules of Procedure of the Board.

7.4.1. The Board of Directors shall:

(a) be responsible for all matters relating to the Company’s management and course of business not otherwise reserved to the General Meeting or to other corporate bodies by these Articles or by the Companies Act;

(b) cause a report including the balance sheet and the profit and loss statement of the Company to be prepared pursuant to the Act on Accounting together with the responsible company governance and management report and submit such reports to the General Meeting with a proposal on the utilisation of after-tax earnings;

(c) have the books of the Company, including accounting records and the Shareholders’ Register, maintained in compliance with applicable regulations;

(d) make such filings with the Court of Registration and publish such information as may be required by applicable law and these Articles;

(e) draw up, at the end of each business year, a report for the General Meeting on the management of the Company, the assets of the Company, the financial situation of the Company and the business policy of the Company;

(f) adopt an annual business plan which shall contain specific authorisations to management relating to the operation of the business of the Company;

(g) have the authority to create committees of the Board consisting exclusively of Board members and to delegate part of its authority to such committees

(h) have the authority to create committees of  Board members and non-Board members~~, to designate the individuals who will serve on these committees,~~ and to delegate authority to such committees;

(i) exercise employer’s rights towards the employees of the Company pursuant to the Rules on Organisation and Operation;

(j) have the authority to initiate and approve on behalf of the Company any amendment to the contract regarding the provision of the Universal Electronic Telecommunications Services.

(k) prepare quarterly reports for the Supervisory Board on the management financial status and the business policy of the Company;

(l) Ensures the purchase of own shares on the basis of the authorization of the General Meeting and ~~shall~~ arranges for the alienation of the Company’s own shares

(m) decide on such increasing of the registered capital of the Company that is allocated to its scope of authority and the related amendment of the Articles of Association

(n) concludes the relevant contract with the auditor to carry out the relevant activities within 90 days upon making the resolution on the election of the auditor by the General Meeting.

17

7.4.2. Any transaction having a value of USD 100,000 or more between the Company and a controlling shareholder or its parent or subsidiary shall promptly be reported to the Board of Directors.

7.5. Quorum, Passing Resolutions

(a) The quorum for meetings of the Board of Directors shall be at least six (6) Directors.

(b) Each member of the Board of Directors shall have one vote.  The rules of the voting procedure shall be described in details by the Rules of Procedure of the Board of Directors.

7.6. Minutes

(a) Minutes shall be kept of each meeting of the Board of Directors, in accordance with the provisions of the Rules of Procedure of the Board of Directors.

(b) The minutes shall be signed by the Chairman of the meeting of the Board of Directors as well as the keeper of the minutes.  The minutes shall be certified by another participating Director.  The minutes of each meeting shall be distributed to the members of the Board of Directors and the Chairman of the Supervisory Board irrespective of whether or not they attended the meeting.

7.7.  Resignation, Death

If the resignation of a member of the Board of Directors or the death of a member results in a decrease in its membership below six (6), then the Board of Directors shall within the shortest possible time period from the occurrence of such an event convene a General Meeting.  Should the Board of Directors fail to do so, the General Meeting shall be convened by the Supervisory Board.

7.8. Liability of Directors

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Act on Business Associations — must give priority to the interest of the company. The members of the Board shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles, the resolutions of the General Meeting and their managerial duties. The indemnification liability of the members of the Board towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question.

The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing to file such announcement at all including where the annual report prescribed in the Accounting Act and the relating business report is drawn up and published not in compliance with the relevant provisions of the Accounting Act.

8. The Supervisory Board

8.1. Status of the Supervisory Board

The Supervisory Board oversees the management of the Company for the General Meeting. Within its scope of authority provided by the statutes, the Supervisory Board may request information from any member of the Board of Directors or from senior officials of the Company and may examine the books and documents of the Company.

8.2. Members of the Supervisory Board

8.2.1. The Supervisory Board shall be comprised of 3-15 members. The members shall be elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years ~~from the date of the annual General Meeting~~ until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof.

8.2.2. The majority of the members of the acting SB must be independent. The SB member is independent if he has no other legal relationship with the Company than his SB membership.

18

8.2.3. The SB member shall not be regarded as an independent member, if

a) he is an employee or an ex-employee of the Company, in the latter case the conflict of interest exists for five years from the termination of the employment;

b) provides advisory services or other activities as a retained advisor for the Company or its senior managers in return of remuneration;

c) he is a shareholder of the Company who either directly or indirectly owns at least 30% of the votes or is a close relative [Ptk. 685. § (b)],or~~/~~ common-law spouse to such person ~~[Ptk. 685. § b)~~;

d) he is a close relative of any - non-independent - executive officer or executive employee of the Company~~he is a close relative to a — non independent — senior manager of the Company~~;

e) on the basis of his membership in the SB he is entitled to receive remuneration in case of the profitable operation of the Company or receives any other remuneration besides his fee as a SB member from the Company or an affiliated business association to the Company;

f) he is in a legal relationship with a non-independent member of the Company in another business association on the basis of which the non-independent member has controlling or supervisory rights;

g) he is the independent A~~a~~uditor of the Company or an employee / partner thereof for three years from the termination of this legal relationship;

h) he is an executive officer or executive employee~~senior manager~~ in a business association where the independent Board member is the senior manager of the public company.

8.2.4. The employees’ representatives in the Supervisory Board are appointed for election by the Works Council after consultation with the trade unions.

8.2.5. If a new member of the Supervisory Board is elected by the General Meeting, ~~or~~either as a result of an increase in the membership of the Supervisory Board, or due to the removal or resignation of a member of the Supervisory Board, the term of newly elected members shall be identical to the original term of office of the remainder of the Supervisory Board.

8.3. Duties

The Supervisory Board shall examine every material report of business policy that is on the agenda of the General Meeting and every submission on issues within the exclusive sphere of authority of the General Meeting. The General Meeting may pass a resolution on a report pursuant to the Accounting Act and the use of the profit after income tax only upon receipt of the written report of the SB. The proposal of the Board of Directors on the payment of dividend and on the company governance and management report can only be submitted to the GM upon the receipt of the prior approval of the SB.  The Chairman (Deputy Chairman), in his absence, a member of the Supervisory Board presents the report of the Supervisory Board during the discussion of the given agenda item.

8.4. Rules of Procedure

8.4.1. The Supervisory Board acts as a body. The SB elects a chairman (if necessary, a deputy chairman) from among its members. The Supervisory Board sets its own Rules of Procedures, which are approved by the General Meeting.

8.4.2. Meetings of the Supervisory Board may be convened by the Chairman of the Supervisory Board. Any member of the Supervisory Board may immediately call a Supervisory Board meeting, stipulating in writing the reason for and the objective of such meeting if the Chairman of the Supervisory Board fails to fulfil such request within 8 days of receipt thereof and does not convene a meeting to a date within 30 days.

8.4.3. The Supervisory Board shall have a quorum if 2/3 (two-thirds) of its elected members are present. If the Supervisory Board is comprised of three members or if 2/3 of the members is less than 3 (three) persons, the presence of three members shall be necessary to constitute a quorum. If the number of Supervisory Board members falls below three or there is no one to convene its meeting the Board of Directors shall convoke the General Meeting to restore the proper operation of the Supervisory Board.

8.4.4. The meetings of the Supervisory Board shall be chaired by the Chairman of the Supervisory Board.  The Chairman of the Supervisory Board shall appoint the keeper of the minutes and that Supervisory Board member who will certify the minutes of the meeting, will put issues to the vote, and will declare the result of votes.

8.4.5. Minutes shall be kept of each meeting of the Supervisory Board, in accordance with the provisions of the Rules of Procedure of the Supervisory Board.

19

8.5. Convocation of the General Meeting by the Supervisory Board

The SB may convene an extraordinary General Meeting with an agenda proposed by itself, if, in its opinion, the activities of the management infringe the Statutes, the Articles of Association or the resolutions passed by the General Meeting; or otherwise interfere with the interests of the Company or its shareholders.

8.6. Liabilities of Members of the Supervisory Board

The members of the Supervisory Board shall bear unlimited, joint and several liability — according to the provisions of the Civil Code regarding jointly causing damage - for all and any damage caused to the Company by non-compliance with their supervisory obligations, including any infringement of the obligation relating to the preparation and publication of the annual report prescribed in the Accounting Act and the relating business report.

8.7. Audit Committee

8.7.1.          The General Meeting elects a 3-5 member Audit Committee (AC) from the independent members of the Supervisory Board (SB) for the same period as the membership of the relevant members in the SB. The Audit Committee shall act independently within its scope of authorities provided in the Companies Act and these Articles and in compliance with the rules and regulations of the Budapest Stock Exchange and the New York Stock Exchange (NYSE) and the US Securities and Exchange Commission (SEC) as well as the provisions and rules of the US Securities Exchange Act of 1934 (the “Exchange Act”).

8.7.2.          The purpose of the Audit Committee is, inter alia, to oversee (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, as set forth in detail in Section 8.7.5 below, (3) the qualifications and independence of the Company’s independent external auditor (the “Auditor”) and (4) the performance of the Company’s internal audit function and independent auditors.

8.7.3.          Only such SB member can be elected to be an AC member who complies with the independency rules and regulations of the SEC and the NYSE, the Companies Act, the Exchange Act and the Act CXX of 2001 on the Capital Market. At least one member must comply with the SEC requirements on being a financial expert and at least one Audit Committee member must have a qualification in accountancy and/or be a qualified auditor. The Chairman and the financial expert of the Audit Committee is elected by the members of the Audit Committee.

8.7.4.          If the number of the AC members falls below three the Board shall convene the GM to restore the proper operation of the body. The Audit Committee shall establish its own Rules of Procedure and its Pre-approval Policy. The Audit Committee’s secretarial tasks shall be performed by its own Secretariat. The Audit Committee shall inform the Supervisory Board about its activity periodically in accordance with its Rules of Procedure.

8.7.5.          The Audit Committee shall, in particular, in addition to the scope of competence set forth in Section 311 (2) of the Companies Act:

i.

Be directly responsible for the oversight of the work of the Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

ii.	Make recommendations directly to the General Meeting of shareholders with respect to the appointment, compensation and recall of the Auditor;
iii.

Pre-approve the audit and non-audit related services provided by the Auditor to the Company and the related fees, with the exception of fees within the exclusive scope of authority of the General Meeting, to ensure that the Auditor’s independence from the Company is maintained;

iv.	Monitor the reasonableness of audit fees and quality of work performed by the Auditor (e.g. staffing, experience of auditing personnel, man hours expected, timeliness);
v.

Monitor enforcement of the Auditor’s professional requirements and the Auditor’s compliance with the rules regarding conflict of interest, cooperate with the Auditor and, if necessary, propose measures to be taken by the Supervisory Board, the Board of Directors or the General Meeting regarding the Auditor;

vi.

At least annually, and every time before making a proposal with respect to the election of an Auditor, obtain and review a written report from the Auditor describing (a) the internal quality-control procedures of the Auditor’s firm, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the Auditor’s firm, or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditor’s firm, and any steps taken to deal with any such issues, and (c) all relationships between the Auditor, any of the individuals appointed to undertake audit work for the Company or any of

20

its affiliates on behalf of the Auditor or any of the partners in the Auditor’s firm or any of their close relatives (as defined in the Hungarian Civil Code)and (i) the Company or any of its affiliates, or (ii) any member of the Board of Directors, the Supervisory Board or the Management Committee of the Company or any of its affiliates;

vii.	Review with the Auditor any problems or difficulties regarding the Company’s audit, and the response of the Company’s management to any such problems raised by the Auditor;
viii.	Facilitate the resolution of any disagreement between the Company’s management and the Auditor with respect to financial reporting;
ix.	Determine the circumstances in which, and conditions subject to which, employees and former employees of the Auditor may be hired by the Company or its affiliates;
x.

Review and evaluate (a) financial reports prepared according to the Accounting Act and (b) proposals regarding the acceptance of such reports and the use of after-tax profits prior to their submission to the Supervisory Board;

xi.

Review and evaluate the financial reports prepared according to International Financial Reporting Standards (“IFRS”) and the Auditor’s audit report, especially in connection with changes to accounting guidelines or practice of the IFRS, accounting adjustments, profitability preconditions, etc.;

xii.	Meet with the Auditor and the Company’s management to discuss and comment upon the reports referred to in the previous two points;
xiii.	Review and evaluate the Management Letter;
xiv.	Review and evaluate reports to be submitted to the stock exchanges, the SEC and other financial authorities;
xv.	Discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
xvi.

Review and evaluate the internal audit environment, the internal control environment influencing the preparation of financial reports and the processes applied during the preparation of financial reports and, if necessary, propose measures to be taken by the Supervisory Board or the Board of Directors regarding the preparation of financial reports;

xvii.	Review and evaluate the effectiveness of the internal audit function;
xviii.	Review and evaluate the internal audit workplan;
xix.	Review and evaluate the report on the activity of the internal audit function;
xx.	Review and evaluate the first priority (A) internal audit reports on financial subjects;
xxi.

Review, evaluate and, if appropriate, consent to proposals submitted to the Audit Committee by the Board of Directors or the management of the Company in relation to the appointment, compensation and recall of the Group Compliance Director, and oversee the work of the Group Compliance Director in accordance with the scope described in the Group Compliance Manual and the related directives and policies.

xxii.	Review, discuss and comment upon the Company’s policies with respect to risk assessment and risk management;
xxiii.

Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

xxiv.

If necessary, conduct an independent internal investigation into (a) agreements of, and/or payments made by, the Company, (b) matters that relate to the accuracy and reliability of the books and records of the Company, (c) matters and suspects identified by the Auditor, the Group Compliance Director and/or the internal audit function, and/or (d) matters that relate to the potential liability of the Company and/or any of its employees or officers under the US Foreign Corrupt Practices Act, Sections 258/B to 258/F of the Hungarian Criminal Code, the Exchange Act, the US Sarbanes-Oxley Act of 2002, or (e) any similar legislation in any other relevant jurisdiction;

xxv.

Within the scope of such investigation, (a) inspect, subject to applicable data privacy laws, the books, records, contracts and documents of the Company (including documents in printed and electronic form, including all emails, documents and other data found on the systems and devices of the Company), and (b) interview employees, officers and directors of the Company, or any other third parties, who may have information relevant to the investigation;

xxvi.

If necessary, report, subject to applicable data privacy laws, the facts and circumstances giving rise to, and the findings of, such investigation to the Auditor and to competent law enforcement and regulatory authorities (including, without limitation, the Hungarian Financial Supervisory Authority, the SEC, the US Department of Justice and any other authority to whom reporting is necessary under applicable law or otherwise in the interests of the Company);

xxvii.

Depending on the findings of such investigation (a) forward remedial actions proposed by management, outside counsel and/or the Audit Committee to the Board of Directors, (b) review and evaluate the implementation of such remedial actions, (c) report its findings with respect to the implementation of such remedial actions to competent law enforcement and regulatory authorities and (d) report its findings to the Auditor.

8.7.6.          The Audit Committee may, if it deems necessary for the fulfillment of its duties, engage external advisor(s). Specifically, the Audit Committee may engage outside counsel and other advisors to conduct independent investigations referred to in Section 8.7.5 above, and to represent the Audit Committee before the authorities.

21

8.7.7.          The Company shall provide appropriate funding for the following purposes: (a) fees payable to the independent external auditor responsible for preparing and issuing the audit report, performing other audit, review or attest services for the Company, (b) remuneration of external advisors engaged by the Audit Committee and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall determine the fees and costs identified in (b) and (c) above at its own discretion, and shall provide the General Meeting with a recommendation with respect to the fees and costs identified in (a) above and within the exclusive scope of authority of the General Meeting.

9. The Auditor

9.1. Election

The Annual General Meeting of the Company appoints the auditor for a specified period not exceeding two years in duration. The auditor’s assignment is deemed accepted if the auditor concludes an assignment contract with the Company within 90 days upon the auditor’s election. If the above deadline lapses without the any result the election of the auditor becomes void and the GM has to elect another auditor.

9.2. Duties of the Auditor

(a) The Auditor shall be obliged to audit each report prepared pursuant to the Act on Accounting including the balance sheet and profit and loss statement, as well as  every material  report to be submitted to the General Meeting, with regard to the  authenticity of data contained therein and their compliance with  Hungarian statutes in force. The Auditor shall submit a report comprising its findings on such matters to the General Meeting.

(b) The Auditor shall provide all necessary professional support to the activities of the Board of Directors and the Supervisory Board.

9.3. The rights and the responsibilities of the Auditor

The Auditor shall have access to all information relating to the activities of the Company.  In connection with the performance of its duties, the Auditor:

(a) may request information from the members of the Board of Directors, of the Supervisory Board and from the employees of the Company;

(b) may verify and examine the cash in hand, ledgers, the securities portfolio, the inventory, the contracts and the bank account of the Company;

(c) shall attend the General Meeting that discusses the report of the Company prepared according to the Accounting Act;

(d) if required, may attend the meetings of the Board of Directors and the  Supervisory Board with the right to confer.

(e) shall be obliged to inform the Supervisory Board and the Audit Committee  and request the Board of Directors to convene a General Meeting, if:

(i) the Auditor becomes aware that a significant decrease in the Company’s assets is expected; or

(ii)the Auditor becomes aware of a fact that entails the liability of the Board of Directors or the Supervisory Board as set forth in the Companies Act.

(f) If the General Meeting is not convened or the General Meeting does not pass the resolutions required by the statutes the Auditor shall inform the Court of Registration carrying out legality supervision to this end.

9.4. Auditor’s Conflict of Interest

The founder, shareholders, members of the Board of Directors or the Supervisory Board and their relatives (Section 685(b) of the Civil Code), their common law spouse or any employee of the Company may not be elected as Auditor at any time during their association with the Company and for a period of three years after such association or employed by the Auditor, or have ownership interests in the Auditor, during the term of their association with the Company and for a period of three years thereafter. Persons included in the register of auditors in accordance with the relevant legal regulations may be elected as an auditor. Further requirements for auditors in terms of qualifications and conduct, and conflict of interest shall be laid down in specific other legislation.

22

10. Signature on Behalf of the Company

(1) The firm shall be bound by the signature of (i) two members of the Board of Directors, or (ii) by a member of the Board of Directors and an employee of the Company authorized for this purpose by two members of the Board of Directors, or (iii) by two employees of the Company authorised for this purpose by two members the Board of Directors.  Such authorized signatories shall jointly sign their full names under the stamped, hand-written, typed or printed name of the company in the same way, that such signature appears in the signature book of the Company deposited with the Court of Registration.

11. Increase in the Registered Capital of the Company

11.1. Cases of the Increase in the Registered Capital

Any increase in the registered capital of the Company shall be implemented in accordance with the resolution of the General Meeting by means of a new issue of new shares either through the public offering or the private placement of shares, by the conversion of the Company’s reserves in excess of the registered capital into authorised capital or through conversion of convertible bonds into shares.

The holders of the types or classes of shares which are directly affected by the capital increase, or the holders of shares which are deemed affected by the articles of association is required to vote for the increase of the share capital as a pre-condition for the general meeting resolution adopted for the increase of share capital to take effect. During this, provisions related to possible limitation or exclusion of share related voting rights — including the limitations related to own shares - shall not apply.

If the three-quarters majority can not be obtained in case of any share type the proposal on increasing the registered capital must be withdrawn from the agenda. This provision shall be applied ~~properly~~as the case may be if the General Meeting authorizes the Board of Directors for such increase.

11.2. Subscription preference right

11.2.1. Where the share capital is increased by way of contribution of cash, within the company’s shareholders first the holders of shares belonging to the same series of issue, and then the holders of convertible bonds and the holders of bonds with subscription rights in tandem shall be granted preferential rights — in this sequence — for the subscription of shares subject to the conditions laid down in this articles of association.

11.2.2. The Company shall inform the shareholders and the holders of convertible bonds and bonds with subscription rights concerning their options and the procedure to exercise the preferential right for the subscription of shares, including the face value or issue price of shares which may be acquired, and the first and last days of the 15 days period during which such right can be exercised.

11.2.3. Exercising the subscription or take-over preference rights can be excluded by the General Meeting — on the basis of the written submission of the Board of Directors. In this case the said submission of the Board of Directors must present the reasons of submitting the proposal on excluding subscription preference rights and the planned issuing value of the shares.

Content of the submission and its discussion:

The Board of Directors shall discuss and decide on the approval of the submission according to the rules set out in its Rules of Procedure than submits it to the General Meeting for approval.

The following must be defined in the submission:

•      nominal value, pieces and series of the shares,

•      in case of issuing new shares in a ~~closed circle the declaration~~ private placement specifying the person(s) making declaration on undertaking the obligation to take-over of the shares, ~~specifying the person(s) making the declaration~~,

•      method of the increase of the registered capital,

•      subscription minimum,

•      draft modification of the Articles of Associations,

•      issuance value of the shares and the conditions of their payment,

•      in case of non-cash contributions the data related to their provision,

•      other significant data.

11.3. ~~Prohibited~~Invalid Subscription

Any subscription, by exercise of subscription preference rights, by a shareholder ~~for shares of a Series which  may not be held by such person according to these Articles,~~  shall not be effective if it violates any provisions of these Articles.

23

11.4. Private Placement

The General Meeting or the Board of Directors with respect to the authorizing resolution of the GM may resolve that new shares to be issued in connection with an increase in the capital of the Company may be subscribed for exclusively by persons, or shareholders stipulated by the resolution of the General Meeting or in accordance with the resolution of the Board of Directors authorising such increase in capital.  If such persons or shareholders determined by the General Meeting or the Board of Directors have not subscribed for the volume of shares appropriate for the subscription minimum by the closing date of the subscription period, the capital increase shall be deemed to have failed.

11.5. Conversion of Capital Reserves into Registered Capital

The Company may increase its registered capital with its assets above the registered capital or a part thereof if according to the previous year’s report under the Act of Accounting or the interim balance the sufficient coverage of the capital increase is available and subsequent to the capital increase the amount of registered capital does not exceed its own capital, adjusted according to the Act of Accounting. The statement on the availability of the sufficient coverage from the assets above the registered capital, the figures of the annual report and the interim balance can be applied within six months upon the turning date of the above documents.

Shares falling on the increased registered capital shall be granted to the shareholders of the share company free of charge, in proportion to the nominal value of the shares of such shareholders.

11.6. Conditional ~~capital stock~~ increase in the registered capital by means of converting the convertible bonds to shares~~tocks~~

11.6.1. The General Meeting may decide on a conditional capital increase through the issue of convertible bonds. Bond owners may apply for bonds against the conditionally increased capital in line with the resolution of the General Meeting. The applications must be forwarded in writing to the Board of Directors with a simultaneous submission of the bonds, identifying the number and face value of the stocks applied for. If the bonds were issued at an amount below the face value or issue price of the shares, simultaneously with their declaration, bond holders shall pay the difference between the face value of the bond and the face value or issue price of the share to the private limited company. Upon the provision of such statement the bond holder shall be entitled to receive share certificates.

Specific terms for issuing bonds shall be set forth in a resolution by the General Meeting.

11.6.2. The resolution of the General Meeting accepting the conditional capital increase shall specify:

a) the method of issuing bonds (closed, public)

b) the number and face value of the bonds to be issued, as well as the value at issue, the series of bonds and the place and time of subscription

c) the terms under which the bonds can be converted into shares and the date

d) maturity of the bond, terms of payment of interest and other yields

e) procedures to be followed in the case of under or over subscription as well as the rules of allocation

f) in case of issuing privately held bonds the persons, the number of bonds that they can subscribe and other features thereof.

12. Decrease of the Registered Capital of the Company

The Company is entitled to decrease its registered capital.

The prevailing rules of decreasing the registered capital are set out in Title 2 and 3 of Chapter X of the Act on Business Associations.

The validity of the resolution aiming to decrease the registered capital is subject to the separate consent of the affected series share owners, in each case with three-quarters majority of the votes cast. During this, provisions related to possible limitation or exclusion of share related voting rights — including the limitations related to own shares - shall not apply. If the three-quarters majority can not be obtained, the proposal on decreasing the registered capital must be withdrawn from the agenda.

The detailed conditions of exercising shareholder rights must be included in the resolution of the General Meeting regarding the decrease of the registered capital.

13. Conflict of Interest

Members of the Board of Directors and the Supervisory Board and the Auditor, as well as their close relatives defined in Section 685(b) of the Civil Code, or any business entity within which the above persons hold an interest exceeding 10%, may not hold  an

24

ownership interest exceeding 5% in, be employed by, be officers of or have any contractual arrangement with any business entity  competing with the Company unless it is permitted by the law and the General Meeting grants, with a three-quarter majority voting, an appropriate waiver from the provisions of this paragraph.

Members of the Board and the Supervisory Board as well as their close relatives (Section 685 (b) of the Civil Code) may on their behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone.

In compliance with the authorization specified in paragraph (1) of Article 25 of the Act on Business Associations, the members of the Board of Directors and of the Supervisory Board may be elected as executive officer or members of the supervisory board of businesses that pursue activities identical with those of the Company and in which the Company holds at least 25 % ownership stake and/or voting rights.

Members of the Board and the Supervisory Board as well as their close relatives (Section 685 (b) of the Civil Code) may on their behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone. The above provisions are not affecting the rules on the matter included in the Act on Business Associations.

14. Indemnification of Members of the Board of Directors and the Supervisory Board

14.1. Indemnification

The Company shall, to the fullest extent permitted by law, indemnify any member or former member of the Board of Directors or any member or former member of the Supervisory Board who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, by reason of the fact of his current or former position at the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

14.2. Advancing Expenses

Expenses (including reasonable attorney’s fees) incurred by a member of the Board of Directors or the Supervisory Board in defending any civil, criminal or administrative action, suit or proceeding may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to Section 13.1.

14.3. Insurance

The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board of Directors or the Supervisory Board against any liability asserted against him and incurred by him in any such capacity, whether or not the Company would have the right to indemnify him against such liability under the provisions of Sections 13.1. and 13.2. or any other provisions of law.

15. Other Provisions

15.1. Financial Year

The financial year of the Company shall correspond to the calendar year.

15.2. Notices

Notices and advertisements of the Company shall be published on the home page of the Company (www.telekom.hu) and in the official publication space of the Budapest Stock Exchange Closed Limited Company (i.e. home page of the Stock Exchange) and the Official Gazette (“Cégközlöny”) in cases required by applicable law.

25

15.3. Interest

The Company shall not be liable for interest on the payment of dividends.

15.4. Modification of Law

If the provisions of the Companies Act in force at the date of the restating  of these Articles, specifically Part I (General Provisions on Business Associations) and Section X of Part II (Regulations Pertaining to the Various Forms of Business Associations)  are amended the review of these Articles and necessary changes shall be placed on the agenda of the General Meeting to be held immediately after the amendment of the Companies Act, to avoid any violation of the rights of shareholders as a result of the amendment of the Companies Act.

15.5. Miscellaneous

~~In line with Resolution 20/2009 (VI.29.) of the General Meeting t~~This Articles of Association shall supersede and replace the former Articles of Association of the Company. Consequently, on the effective date of this ~~amendment of the~~ Articles, all prior versions of the Articles and all resolutions of the Company inconsistent with these Articles shall have no effect. Issues not regulated herein shall be subject to the provisions of the Companies Act and other relevant laws.

Budapest, April 7, 2010

This consolidated version of the Articles of Association reflects the prevailing version of the Articles of Association based on the modifications thereof. This consolidated version of the Articles of Association has been prepared, and the amendments to sections 1.4., 1.6.2., 1.8.4., 1.8.5., 2.4., 5.1., 6.2., 6.3.; 6.6., 6.8., 6.9., 6.11., 6.12., 6.14., 6.18., 6.19.1., 7.2.; 7.4.1. l); 8.2.1. and 15.5. countersigned by:

dr. Balázs Máthé
Chief Legal Counsel

26

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:	Amendment of the Rules of Procedure of the Supervisory Board

Budapest, April 7, 2010

According to Section 34. § (4) of Act IV of 2006 on Business Associations (Companies Act) the Supervisory Board establishes its own Rules of Procedure that is approved by the General Meeting.

Taking into account the provisions of the amended Section 304(1) of the Companies Act, it is necessary to amend Sections 5.4. and 5.5. of the Rules of Procedure of the Supervisory Board accordingly. The modifications concerning the Rules of Procedures are indicated with tracks in the text.

Resolution proposal

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

AMENDED AND RESTATED RULES OF PROCEDURE

OF THE SUPERVISORY BOARD OF

MAGYAR TELEKOM PLC.

April ~~25~~7, 20~~08~~10

1.                                     General Rules

1.1.                             The Supervisory Board (hereinafter: SB) supervises the management of Magyar Telekom Nyrt. (“Company”). Within the framework of this activity the SB supervises the control, management and business activities of the Company as well as compliance with the laws and the Articles of Association.

The SB carries out its activities pursuant to Act IV of 2006 on Business Associations (hereinafter: “Companies Act” or “CA”), the Articles of Association of Magyar Telekom Nyrt. in force (hereinafter: Articles) and this Rules of Procedure.

1.2.                             Within its scope of authority provided by the statutes the SB may request information from the Company’s senior officials and employees; and may examine the books and documents of the Company, if necessary, with the involvement of an advisor. (CA Section 35 (2), Articles: Section 8.1). The information must be provided as requested by the SB within the relevant deadline.

2.                                     Organization of the SB

2.1.                             The SB consists of 3-15 members. (CA Section 34 (1), Articles 8.2.1.)

The members are elected by the annual General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years from the date of the annual General Meeting until May, 31 of the third year subsequent to their election, however, if the General Meeting in the third year is held prior to May 31, than their assignment lasts until the date of the General Meeting. (Articles 8.2.1.)

2.2.                             The majority of the members of the acting SB must be independent. The SB member is independent if he has no other legal relationship with the Company than his SB membership. (CA Section 310)

2.3.                             The SB member shall not be regarded as an independent member, if (CA Section 309 (3))

a.               he is an employee or an ex-employee of the Company, in the latter case the conflict of interest exists for five years from the termination of the employment;

b.              provides advisory services or other activities as a retained advisor for the Company or its senior managers in return of remuneration;

c.               he is a shareholder of the Company who either directly or indirectly owns at least 30% of the votes or is a close relative/common-law spouse to such person [Civil Code, Section 685. § b);

d.              he is a close relative to a — non independent — senior manager of the Company;

e.               he is entitled to receive remuneration in case of the profitable operation of the Company or receives any other remuneration besides his fee as a SB member from the Company or an affiliated business association to the Company;

f.                 he is in a legal relationship with a non-independent member of the Company in another business association on the basis of which the non-independent member has controlling or supervisory rights;

g.              he is the independent auditor of the Company or an employee/partner of the auditor within three years from the termination of this legal relationship;

h.              he is a senior manager in a business association where the independent Board member is the senior manager of the Company.

2.4.                             The Works Council - after hearing the opinion of the trade union - nominates for election the employee representatives (CA Section 39 (1); Articles 8.2.4.)

At the nomination of the employee representatives of the SB, the Works Council specifies the order of nominees with taking the prevailing number of SB members into account. The members are elected by the annual General Meeting for the same period as the members of the non-employee bodies are elected.

2.5.                             SB membership terminates with:

•                  expiration of the assignment period;

•                  recall;

•                  resignation;

•                  death;

•                  termination of employment of the employee delegate (the employee delegate can only be recalled by the General Meeting upon the proposal of the Work Council, except if the Work Council does not meet its legal obligations to propose the recall of the delegate or the nomination of a new delegate in spite of the existence of a cause that triggers the recall of such delegate according to the provisions of the Act. (CA Section 39 (6);

•                  the occurrence of any disqualifying event set forth in the CA (the involved SB member shall inform in writing the Chairman of the SB within 15 days of the occurrence of the event);

•                  in other case specified by a separate Act.

An SB member may resign at any time, but if the operation of the Company so necessitates, the resignation will only take effect on the sixtieth day from its announcement, except if the General Meeting has already /could have arranged for the selection of the new SB member prior to the expiry of this deadline. Until the resignation’s entry into force the SB member shall participate in making and realizing those decisions that can not be postponed (CA Section 36 (3) 31 (1)-(2)).

If the number of the members of the SB falls below the minimum number required by the Articles of Association the SB must notify the Board of Directors that it must convoke the General Meeting to restore the proper operation of the Supervisory Board.

3.                                     Operation of the SB

3.1.                             The SB acts as a body and works according to its annual work plan. The SB holds its meetings as necessary but at least four (4) times per year. At its first meeting the SB elects a chairman (if necessary, a deputy chairman or deputy chairmen from among its members). The SB shall establish its own Rules of Procedure that is subject to the approval of the General Meeting (CA Section 34 (2) (4); Articles 8.4.1.).

It may assign certain supervisory tasks to any of its members, or may divide supervisory tasks among its members on a permanent basis (CA Section 35 (1)).

3.2.                             The Chairman of the CB convenes the SB meetings.

Any SB member, specifying the reason and the purpose, may at any time request in writing to call a meeting, if the Chairman fails to take the necessary steps within eight (8) days upon receipt of such written request and fails to convene such meeting to be held within thirty (30) days. (Articles 8.4.2.).

3.3.                             Notice of the meeting shall be sent to the SB members seven (7) days before the date of the meeting by courier (express mail) or electronic mail (with the use of an e-mail attachment encryption program) or telefax to the address or fax number specified by the SB member concerned.

If there is no such address the notice shall be sent to the last known address of fax number of the member concerned.

The notice shall contain the agenda, venue and date of the meeting.

Discussion materials must be attached to the notice in Hungarian or English.

3.4.                             The SB meeting has a quorum if 2/3 of the elected members are present. If the Supervisory Board is comprised of three members or if the above mentioned 2/3 of the members is less than three persons the presence of three persons is necessary to constitute a quorum. If the number of the members of the SB falls below 3 or if there is no one to convene a meeting the Board shall convoke the General Meeting in order to restore the proper operation of the SB. (CA Section 34 (2) (5); Articles 8.4.3).

3.5.                             If the meeting does not have a quorum it shall be re-convened within 15 days.

3.6.                             SB meetings shall be chaired by the Chairman of the SB. The Chairman shall nominate the Minute Keeper and the member who authenticates the Minutes, puts issues on the vote and announces the result of the voting (Articles 8.4.4.).

3.7.                             In case of his absence — or if he is prevented - the Chairman shall be substituted by the Deputy Chairman, in case of lacking a Deputy Chairman, the Chairman requests a member to preside over the meeting.

3.8.                             The meetings are held in Hungarian and English.

Comments made in Hungarian shall be simultaneously translated into English, whereas, comments made in English shall be simultaneously translated into Hungarian.

3.9.                             The SB passes resolutions by open voting, with simple majority. In the event of a tie vote, the proposal supported by the Chairman, or, in case of his absence, the proposal supported by the Deputy Chairman shall be approved.  If the Chairman (Deputy Chairman) is not present at the meeting a proposal cannot be considered approved in the event of a tie vote, and the item must be discussed again at the next meeting.

3.10.                       The members of the SB shall act in person; no representation is permitted (CA Section 34 (3).

3.11.                       If any of the members is prevented and there is an appropriate reason, upon the decision of the Chairman (Deputy Chairman, Presiding Chairman) the meeting may be held by means of a conference call, if the communication equipment makes it possible for all members to hear each other simultaneously.

Such participation at the meeting is to be considered as presence.

3.12.                       The SB may pass resolutions on any issue without holding a meeting if SB Members received the submission requiring a decision beforehand and the majority of the SB members cast their affirmative votes in writing (by fax). Fax voting can be initiated by the Chairman of the SB or if no Chairman is elected yet by any member of the Supervisory Board. The general rules apply to the validity of the resolution. The resolution and its approval by the respective SB Members shall be handled according to the rules on the minutes. If any SB member requests to convoke an SB meeting, the meeting must be held.

3.13.                       At the proposal of the Chairman (Deputy Chairman-Presiding Chairman), with a simply majority vote of the members present, a closed meeting may be held. Besides the SB Members only those invited for a given issue may be present at closed meetings.

3.14.                       To prepare its position on certain issues the SB may set up committees — comprised from its own members — on a permanent or an ad hoc basis. The rules of procedure of the permanent committee (rules of operation) shall be established by such committee and shall become effective upon its approval by the Supervisory Board. To prepare a position requiring special expertise the SB may commission external experts at the expense of the Company.

3.15.                        Permanent invitees to the SB meetings are:

•                  the Chairman of the Board of Directors or the member of the Board of Directors appointed by him;

•                  the Chairman and the Deputy Chairman of the Management Committee or the member of the Management Committee appointed by them;

•                  head of the Company’s internal audit unit;

•                  general counsel of the Company;

3.16.                       Ad hoc invitees to the SB meetings:

•                  the auditor of the Company if the SB initiated his hearing at the meeting, or

•                  if the auditor requests to participate the SB meeting with consultation rights (CA Section 43 (2);

•                  expert, if his invitation is initiated by SB members to the meeting or certain agenda items of the meeting.

3.17.                       The SB’s secretarial tasks shall be performed by its own secretariat (“Secretariat”). The administrative - technical conditions required for the operation of the SB (keeping of minutes, interpretation, meeting room, tape recorder, overhead projector, etc.) will be provided by the Secretariat and their costs will be borne by the Company.

4.                                     Minutes

4.1.                             Minutes of every SB meeting shall be taken in Hungarian that must be translated to English prior to its authentication. Both Minutes shall be authenticated. In case of any conflict between the Hungarian and the English version, the Hungarian version shall prevail.

4.2.                             The minutes shall contain:

•                  the venue and date of the meeting;

•                  the names of the participants;

•                  the agenda;

•                  the names of the Chairman of the meeting, the Keeper of the Minutes and the Authenticator of the Minutes;

•                  the main issues questioned during the discussion of the individual  agenda items and the answers to such questions;

•                  transcription of individual SB Members’ contributions to the discussion, provided that the respective SB Member requests so;

•                  the resolutions, the number of votes cast for and against the resolutions and the  abstentions;

•                  objections to the resolutions (provided the objecting SB Member requests the objection be entered into the Minutes).

4.3.                             At the request of any participant the contributions, opinions and objections shall be recorded in the minutes verbatim.

4.4.                             The meetings of the Supervisory Board shall be recorded — unless otherwise decided by the SB - on tape. The Secretariat shall ensure that the recordings are kept in a safe place, at least for 5 (five) years. Such voice recordings shall be confidential, and shall not be disclosed to any person without the Chairman’s consent, other than to current members of the SB, to persons who were members of the SB at the time when a particular recording was made and to persons who attended the meeting of which such recording was made.

4.5.                             The minutes are signed by the Chairman and the  Minute Keeper and are certified by an SB member present.

4.6.                             Following certification the minutes shall be sent in English and Hungarian to all SB members and to persons who were invited to the discussion of specific agenda items. SB members may query the accuracy of the Minutes, including its translation, within fifteen (15) days upon receipt.

4.7.                             The authenticated minutes of closed meetings can only be distributed with the consent of the Chairman to other persons than the members of the SB and the invitees to the closed meeting.

5.                                     Tasks relating to the General Meeting

5.1.                             Members of the SB participate at the General Meeting without the right to vote. (CA Section 34 (3); Articles 6.5, 6.20.)

5.2.                             The SB convenes an extraordinary General Meeting if, in its opinion, the activities of the management

•                  infringe a statute, the Articles of Association or the resolutions passed by the General Meeting; or

•                  offend the interests of the Company or its shareholders (CA 35 (4); Articles 8.5.)

The SB makes a proposal as to the agenda of the extraordinary General Meeting called with the aforementioned purpose.

5.3.                             The SB shall examine every important report on the business policy and every submission that is made on matters falling into the exclusive competence of the General Meeting. (CA Section 32 (3), Articles 8.5.) The General Meeting may pass a resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the Supervisory Board, whereas the proposal of the Board of Directors on the payment of dividend and the company governance and management report can only be submitted to the GM - simultaneously with the report in accordance with the Act on Accounting — with the prior approval of the SB. (CA Section 35 (3), 220 (3), 312 (3), Articles 8.3).

5.4.                             The Board of Directors shall make available to the SB its submissions to the General Meeting at least ~~25~~29 days prior to the General Meeting.

5.5.                             The SB shall forward its report set forth under Section 5.3. in time to allow the publication of the main data contained in the report within at least ~~fifteen~~ twenty-one ~~(15)~~(21) days prior to the General Meeting. (CA Section 304 (1); Articles 5.1.)

5.6.                             At the General Meeting, the Chairman or Deputy Chairman of the SB - or in case of his absence or prevention the SB member designated by him - verbally presents the report of the SB in full during the discussion of the given agenda item, or, if this is impossible because of the length of the report, he provides a summary of it. (Articles 8.3.)

6. Tasks related to the management of the Company

The Supervisory Board shall review, discuss and evaluate:

•                  the quarterly report of the Board of Directors prepared for the SB on the management, the financial status and the business policy of the Company (CA Section 244 (3); Articles 7.4.1 (k);

•                  the annual self-evaluation of the Board of Directors;

•                  matters related to the strategy and business plans of the Company;

•                  remuneration processes employed by the Company;

•                  matters falling into the competence of the Management Committee concerning the most important current issues regarding the operation of the Company.

7.                                     Liability of the members of the SB

7.1.                             The SB members — According to the provisions of the Civil Code on jointly causing damage - have an unrestricted and joint and several liability towards the Company for damages caused by a breach of their supervisory obligations, including those related to the statement prepared according to the Accounting Act and the related business report as well as their disclosure (CA Section 36. (4); Articles 8.6.).

7.2.                             The SB members are obliged to keep in strictest confidence the information obtained by them on the Company’s business (CA Section 36 (3) and 27 (1)) during their membership and at least for five (5) years upon their recall/resign from the said post.

8.                                     Conflict of Interest

The members of the SB, their close relatives as defined in Section 685. (b) of the Civil Code or any business association in which these persons hold an interest of over 10 percent, may not hold a stake of over 5 percent in, may not be employed by, may not be officials of and may not enter into a contractual agreement with any business association that is a competitor of the Company, except if permitted by law and the General Meeting, with a 3/4 majority, gives exemption from the provisions of this paragraph. (Articles Section 13.)

Pursuant to the authorization, set forth in CA Section 25 (1), SB members may be elected to posts or to be Members of Supervisory Boards of such other companies that do similar activity to that of the Company, in which the Company holds at least 25% ownership and/or voting right.

Members of the Supervisory Board and their close relatives (Civil Code Section 685 (b)) may on their own behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone (CA Section 36 (3), 25 (2)). The above rules shall not have an effect on the provisions regarding conflict of interest set forth in the Companies Act and other laws.

9.                                     Indemnification of SB members

9.1.                             Indemnification

To the extent permitted by law the Company shall indemnify any present or former member of the Supervisory Board who was or is threatened to be a party to any threatened, pending or concluded civil, criminal or administrative procedure by reason of his above position at the Company for costs (including attorney’s costs) ordered by the court, fines or amounts paid in settlement actually and reasonably incurred by him in connection with the above proceedings or suits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. (Articles, Section 14.)

9.2.                             Advancement of costs

The Company may reimburse the costs borne by a member of its Supervisory Board in any civil, criminal or administrative proceeding or action (including reasonable attorney’s fees) to the given person prior to the conclusion of the procedure, if the SB member undertakes to pay back the amount if it is decided that he is not entitled to indemnification by the Company as defined under paragraph 9.1.

9.3.                             Insurance

The Company has the right to take out and maintain insurance to the benefit of the current and former members of the Supervisory Board in respect of the liability borne by or imputed to them by reason of or in connection with such position, irrespective of whether or not the Company is entitled to indemnify them because of the given liability in accordance with the above 9.1. and 9.2 paragraphs of these Rules of Procedure or the statutes.

10.                              Miscellaneous

10.1                           The Supervisory Board maintains an orientation program for new members of the Supervisory Board. The orientation program includes comprehensive information about the Company’s business and operations, general information about the Supervisory Board, including a summary of members of the Supervisory Board compensation and benefits and a review of members of the Supervisory Board duties and responsibilities.

10.2                           The Supervisory Board maintains a continuing education program for all members of the Supervisory Board. The Supervisory Board recognizes the importance of continuing education for its members and is committed to provide such education in order to improve the performance of the Supervisory Board. It is the responsibility of the Chairman of the Supervisory Board to advise the members of the Supervisory Board about their continuing education,  including relevant leading-edge corporate governance issues. The members of the Supervisory Board are encouraged to participate in continuing Supervisory Board member education programs.

10.3.                       The SB approves the Internal Audit Work Plan of the Company. A report on internal audit activities must be submitted to the SB meeting on a regular basis.

10.4.                       Members of the SB may not be instructed by the members of the Company or his employer with respect to their activities carried out as part of such positions. (CA Section 34 (3)).

10.5.                       The senior officials and employees of the Company are obliged, in the course of the supervisory activities of the SB, to supply all information and make the necessary documents and files available to the SB.  If the above persons do not comply with their such obligation the SB shall inform the Board of Directors about such failure without delay.

10.6.                       The management of the Company provides the members of the SB the possibility of entering the official premises of the Company to facilitate fulfillment of their tasks.

10.7.                       The General Meeting may provide remuneration to the members of the SB.

10.8.                       A person elected to be a Supervisory Board member shall, within fifteen (15) days as of acceptance of his new office, inform in writing the business associations where he is already an SB member. (CA Section 36 (3) and 24 (3)). SB members shall notify the SB within fifteen (15) days in the event they are offered a membership in a supervisory board or a board of directors or offered an executive management position at another company and also whether they accepted the position.

10.9.                       The employee representative Supervisory Board member shall inform — with the exception of confidential information - the community of employees on the activities of the SB through the Work’s Council. (CA Section 38 (4))

11.                              Annual Evaluation of the Supervisory Board

The Supervisory Board shall perform an annual comprehensive self-evaluation of its performance.  This self-evaluation should include a review of the Supervisory Board’s contribution as a whole and should specifically review areas in which the Supervisory Board believes a better contribution could be made.  Its purpose is to increase the effectiveness of the Supervisory Board and the evaluation of the individual Supervisory Board members. The Supervisory Board shall meet annually to discuss the results of this critical self-evaluation.

Final clause

This Rules of Procedure was approved by the Annual General Meeting of Magyar Telekom Plc. with Resolution No. ~~18~~…/20~~08~~10 (IV.~~25~~7.).

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposals

to the General Meeting of Magyar Telekom Plc.

Subject:	Election of Members of the Board of Directors and determination of their remuneration

Budapest, April 7, 2010

The General Meeting shall elect a new Board of Directors, as the mandate of Magyar Telekom Plc.’s Board of Directors terminates on the day of the AGM, April 7, 2010 in accordance with Sections 7.2. and 7.3. of the Articles of Association.

In accordance with the provisions of the Articles of Association the Board of Directors shall comprise minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. The assignment of the members of the Board of Directors lasts for a term of three years until May 31 of the third year subsequent to the date of the said General Meeting, provided that if the General Meeting in the third year is held prior to May 31, then their assignment lasts until the date of the General Meeting.

The Board of Directors proposes the following persons to be elected by the General Meeting with respect to agenda item no. 11. (Election of Members of the Board of Directors and determination of their remuneration):

1.               dr. Ferri Abolhassan

2.               dr. István Földesi

3.               Dietmar Frings

4.               dr. Mihály Gálik

5.               Guido Kerkhoff

6.               Thilo Kusch

7.               Christopher Mattheisen

8.               dr. Klaus Nitschke

9.               Frank Odzuck

10.         dr. Ralph Rentschler

11.         dr. Steffen Roehn

Biographies of the candidates:

Dr. Ferri Abolhassan (born in 1964) in 1989 joined IBM in California and completed his doctoral work in Research & Development in massive parallel computing. From 1992 to 2000 worked at SAP Retail Solutions as a Sales Director and after as a Managing Director. From 2001 to 2004 he was Co-Chairman and CEO at IDS Scheer AG.  Dr. Ferri Abolhassan at SAP AG was a member of top management, and filled the position of Executive Vice President. In 2008 he joined T-Systems International GmbH, in a position of Member of the Board of Directors T-Systems and Chief Systems Integration.

Dr. István Földesi. Dr. Földesi received a degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in London, Madrid and Washington D.C. At the end of the 1980s, he served as an advisor to the Prime Minister and participated in round table negotiations resulting in political and economic changes. In 1991, he became an advisor to the Organisation for Economic Co-operation and Development (“OECD”). He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

Dietmar Frings (born in 1959) degreed in Business and Administration at Federal University for Applied Services in Mainz. From 1982 to 1986 Dietmar Frings worked in managing functions in Regional Office Branches at German Railways (Deutsche Bahn) and from 1986 to 1989 at Federal Ministry of Transport, finally as consultant of the Parliamentary State Secretary. He joined Deutsche Telekom in 1991 as a specialist for Human Resource issues, responsible for HR services, recruitment and organizational change at DT Headquarters. Subsequently, he took on several positions within HR. From 1998 to 2001, he was responsible

2

for the Labor Relations Management in Germany within the HR Board Member Support Unit. After that, he was the Vice President and Head of the German Employers Association for eight years, at the same time being in charge of International Labor Relations. Dietmar Frings, Vice President and Head of the German Employer Association, has been appointed as Vice President Human Resources Compensation & Benefits and Labor Law, with effect from April 1, 2010. In his new function, he will have the Management responsibility for all international compensation & benefits and labor law issues.

Dr. Mihály Gálik. Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University of Budapest). For three years, he was a senior lecturer, while in the last twelve years he headed several departments at the university. He is author of some 90 scientific publications including four textbooks. He was also a recipient of the Széchenyi Professor Scholarship (1998-2002). Since January 1, 2008, he has been a Professor and Head of the Media, Marketingcommunication and Telecommunications Department at the Corvinus University of Budapest.

Guido Kerkhoff. Mr. Kerkhoff holds a degree in Business Administration from Bielefeld/Saarbrücken, Germany. He started his career in 1995 as a corporate balance sheet and taxation specialist in VEW AG, Dortmund, Germany. In 1996, he moved to Bertelsmann AG, Gütersloh, heading the Group Accounting and Controlling department from 1998. In 2002, he joined Deutsche Telekom’s Finance area at the Headquarters in Bonn. His positions developed over several leading positions to the head of Group Accounting and Controlling. Since March 1, 2009 he has been serving as a member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe.

Thilo Kusch. (born in 1965) Mr. Kusch studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992, he successfully established and ran his own company selling PCs and PC network to residential and small business customers. From 1992 to 1998, he worked in a leading position in Arthur D. Little’s Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001 he was telecommunications equity analyst with Dresdner Kleinwort Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002 he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006.

Christopher Mattheisen. (born in 1961) Mr. Mattheisen studied economics at Indiana University Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as the marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT’s Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services of Magyar Telekom and in January 2005 Chief Officer of the Wireline Lines of Business (“T-Com”, including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen has been the Chief Executive Officer of Magyar

3

Telekom, from December 21, 2006 he has been the Chairman of the Company’s Board of Directors.

Dr. Klaus Nitschke was born in Hannover, Germany in 1961. He qualified with a diploma degree at the Cologne University, majoring in Biochemistry and Molecular Biology. Additionally he achieved a Bachelor of Arts degree from the Boston University and in 1992, a Ph.D degree as „Dr. rer nat.” from the Max-Planck-Institiute in Cologne His career started in 1992 as a Top Management Consultant for „Dicke & Associates Management Consultants” (a McKinsey spin-off company). As one of the shareholders, he participated in 1999 with his partners in the decision to sell the company to Deloitte Consulting, where he continued to work for another year. From 2000 till 2002, he continued his career with Bertelsmann AG as COO of BOL AG (e-commerce book and CD retailer) and as Vice President, responsible for building up a Mobile Virtual Network Operator (MVNO). In 2002, Klaus Nitschke joined Deutsche Telekom (DTAG) where he has since had various management positions: He was first assigned as Area Manager for the DTAG central european subsidiaries MT (Hungary), HT (Croatia) and ST (Slovakia). From 2003-2005, as SEVP he lead the Strategy department of DTAG´s fixed line business in Germany. From 2005-2009, he moved as a Managing Director to Berlin, building up a Product & Development unit which was later reintegrated into Deutsche Telekom. Focus of this entity is to this day to develop and run innovative non access internet services.Today, Klaus Nitschke is working in the DTAG General Headquarters. As SVP he is leading the South Eastern European Strategy and in addition, he is acting as Area Manager for the MT Group.

Frank Odzuck. (born in 1959) Mr. Odzuck obtained an economist degree in 1983 in Budapest. He was the managing director of the Hungarian operations of Eduscho and Eduscho-Tchibo for 8 years and later the managing director of Nestlé-Schöller Hungary Ltd. Since 2003, he has been the CEO of Zwack Unicum Plc., listed on the Budapest Stock Exchange. The company, producing and marketing a genuine “Hungaricum”, is one of the best-known international companies in Hungary (Underberg, Diageo).

Dr. Ralph Rentschler. (born in 1960) After receiving a doctorate degree in economics, Dr. Rentschler worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. He was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A and strategic planning. Later he became Commercial Manager of Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Dr. Rentschler joined Deutsche Telekom in 2001 and became CFO of the group wide Fixed Net division With July 2009 Dr. Rentschler has taken over the position as the Financial Director of the new based Board Division Southern and Eastern Europe additionally to his position as the CFO of the fixed net business.

Dr. Steffen Roehn. (born in 1964) Dr. Roehn graduated in Physics from the Universities of Kaiserslautern, Karlsruhe and Mainz. In 1991, he achieved a PhD degree at the European research facility CERN (Geneva) and the Imperial College (London). After his graduation, Dr. Roehn acted as consultant for Gemini Consulting, advising the telecommunications and consumer goods industry branches. Subsequently, he was employed as a quality manager by Credit Suisse. In 1996, he moved to the international Diebold Management Consulting, where he became a partner and member of the Board responsible for TIME practice. In January

4

2000, he was appointed CEO of the Diebold Group. Dr. Roehn joined Deutsche Telekom in 2000 as IT Director of T-Mobile Deutschland. In 2006 he was appointed Member of the Executive Committee of T-Mobile International. Since May 2009 Dr. Roehn is the Chief Information Officer (CIO) of Deutsche Telekom Group.

Resolution proposal:

The General Meeting elects dr. Ferri Abolhassan to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. István Földesi to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Dietmar Frings to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Guido Kerkhoff to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Thilo Kusch to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Klaus Nitschke to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Frank Odzuck to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General

5

Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Ralph Rentschler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Steffen Roehn to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The remuneration of the Board of Directors was last determined in 2007 for Magyar Telekom Plc. The Remuneration Committee makes proposal regarding the remuneration of the Board of Directors for the General Meeting in accordance with Section 2.1. of the Rules of Procedure of the Remuneration Committee.

The Remuneration Committee proposes the following resolution proposal to the General Meeting:

Resolution proposal:

The General Meeting determines the remuneration of the members of the Board Directors as follows:

Chairman of the Board Directors:	HUF 546,000 /month
Members of the Board Directors:	HUF 364,000 /month

6

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposals

to the General Meeting of Magyar Telekom Plc.

Subject:	Election of Members of the Supervisory Board and determination of their remuneration

Budapest, April 7, 2010

The General Meeting shall elect a new Supervisory Board, as the mandate of Magyar Telekom Plc.’s Supervisory Board members terminates on the day of the AGM, April 7, 2010 in accordance with Sections 8.2.1. and 8.2.5. of the Articles of Association.

The Supervisory Board shall comprise of 3-15 members. The members shall be elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting provided, that if the General Meeting in the third year is held prior to May 31 then their assignment lasts until the date of the General Meeting. The majority of members of the Supervisory Board must be independent. A Supervisory Board member is independent if he they have no other legal relationship with the Company than their Supervisory Board membership.

The employees’ representatives in the Supervisory Board are appointed for election by the Central Workers’ Council after consultation with the trade unions.

The Board of Directors proposes the following persons to be elected by the General Meeting with respect to agenda item no. 12. (Election of Members of the Supervisory Board and determination of their remuneration):

1.               dr. János Bitó (independent)

2.               Attila Bujdosó (employees’ representative, upon Central Workers’ Council appointment)

3.               dr. János Illéssy (independent)

4.               dr. Sándor Kerekes (independent)

5.               Konrad Kreuzer (independent)

6.               Tamás Lichnovszky (employees’ representative, upon Central Workers’ Council appointment)

7.               Martin Meffert

8.               dr. László Pap (independent)

9.               dr. Károly Salamon (independent)

10.         Mrs. Zsoltné Varga (employees’ representative, upon Central Workers’ Council appointment)

11.         György Varju (employees’ representative, upon Central Workers’ Council appointment)

Biographies of the candidates:

Dr. János Bitó (born in 1936) graduated from the faculty of natural sciences at József Attila University of Sciences (Szeged) in 1958, then got a Dr. Rer. Nat. in 1960. In 1967 he gained a PhD, and in 1971 a D. Sc. in technical sciences. He taught in many universities. Between 1971 and 2002 he worked as a technical, research and development director, managing director or chief officer at a number of companies and institutions, and as  senior advisor to the minister in a ministry. He accomplished considerable achievements in robotics, and between 1965 and 2005 in the foundation and introduction of scientific researches and developments in Hungary. He is a member of a number of scientific organizations, he is the member of the Hungarian Academy of Sciences Committee on Information Science and of the Hungarian Academy of Sciences Committee on Automation and Computer Science. He was a member of the board of directors or the supervisory board, or the chairman of the supervisory board, at many companies. At present he is the chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty. A lot of publications are connected to his name (articles, university notes, books), he is the owner of many prizes and awards.

Attila Bujdosó (born in 1967), holds the highest education: degree in electrical engineering obtained from, BMF Kandó Kálmán Faculty of Electrical Engineering. He has been working at Magyar Telekom — and its legal predecessors — since 1985. Until 1998 he worked as an exchange maintenance technician, then as a technical coordinator, and an administrative

2

operator. He has been a member of the trade union since 1985. From 2005 until 2007 he was a member of the Workers’ Council and since July 1, 2008 he has been president of the Telecommunications Trade Union.

Dr. János Illéssy (born in 1962) is an electric engineer (BME) with an MBA and PhD from the University of Pittsburgh, USA. He spent over 15 years with Pannonplast, a plastics producer listed on the Budapest Stock Exchange, in consultant, controller, Chief Financial Officer and Chairman and Chief Executive Officer positions. Between 2001 and 2003 he worked as CFO of the Hungarian subsidiary bank of BNP Paribas. Between 2004 and 2007 he was the Chief Financial Officer and member of the Board of Directors of Borsodchem. Currently he is the managing director of Lebona Ltd, and teaching Financial Economics at the Institute of International Business Relations and the Business School of Central European University, as adjunct professor.

Dr. Sándor Kerekes (born in 1948) holds an MSc in chemistry and economics. He got a PhD Degree in Economics in 1984 and a Doctor of Sciences (top degree awarded by the Hungarian Academy of Sciences) in 2003. In 1994 he participated in the Advanced Management Program of Harvard Business School. For 15 years, he was the member or the Chairman of the Board of Directors or Supervisory Boards of various Hungarian mid-size companies. Since 1986, he served as the Head of Department and later as the director of Corvinus University and its legal predecessors. Between 1994-97 and 2002-2006 for 8 years he served as the Dean of Business Administration Faculty of the Corvinus University of Budapest. He is the Director of the Institute of Environmental Sciences of Corvinus University. From 2008 he is the vice rector of academic affairs of CUB. He is the member of the editorial boards of various papers, among them the Economy and Society and the Vezetéstudomány (‘science of management’) and the author of many books and articles.

Konrad Kreuzer (born in 1948) is a lawyer with a degree in Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria he joined Bayernwerke utilities as a Head of the Department ´Law and Property´. Since 1997 he has been serving E.ON in Hungary as the Chairman of the Board of Directors. His current responsibilities are Legal Affairs, Gas Business and International Affairs. He is also the Chairman of the Board of Directors of Západoslovenska energetika, Slovakia.

Tamás Lichnovszky (born in 1962), took a degree in communications engineering in 1984 and in engineering management in 2002 in Budapest. He has been working at Magyar Telekom and its legal predecessor in technical and customer service areas since 1990. He has been an elected member of the Workers’ Council since 1998 and is a member of the Central Workers’ Council.

Martin Meffert (born in 1960) Holds a degree in telecommunications engineering of the university of applied science in Koblenz, Germany and a degree in economics from the business and administration academy in Koblenz. He started his career in 1985 as a telecommunications network planner and later satellite services specialist in the regional directorate of Deutsche Bundespost in Koblenz. Between 1990 and 1998 he served in the Ministry of Telecommunications in Bonn in the departments for satellite systems and international network projects. From 1999 on he joined the fixed line business of Deutsche Telekom taking care of cooperations and alliance management. Since 2003 he is country manager for Hungary in the head office of T-Home.

3

Dr. László Pap (born in 1943) graduated from the Technical University of Budapest as a Telecommunications major. He earned his Ph.D. in 1980 and Doctor of Sciences (top degree awarded by the Hungarian Academy of Sciences) in 1992. He is a full member of the Hungarian Academy of Sciences. He has been a professor of the Faculty of Electrical Engineering and Informatics since 1992. He was the Head of the Department of Telecommunications at the Budapest University of Technology and Economics from 1992 to 2008, between 2001 and 2004 he was strategic vice rector of the University. He has obtained numerous patents for his inventions. He is Honorary President of the Scientific Society of Telecommunications, a member of the Telecommunications Systems Committee of the Hungarian Academy of Sciences, a member of the editorial board of the periodical World of Nature and Wireless Networks, an expert of the Hungarian Space Research Governmental Committee, and the president of the Scientific Committee of Space Research.

Dr. Károly Salamon (born in 1954) graduated in 1977 at the Kandó Kálmán College as a bachelor of science of Electrical Engineering, and in 1983 at Eötvös Lóránd University of Sciences as a master of science of Mathematics. He participated at an MBA training at the University of Pittsburgh (USA) in 1991, then he got a PhD at the University of Economics in 1993. Between 1977 and 1995 he worked as a design engineer, then as a development engineer and later as a project leader, and a partner, at different companies. Between 1995 and 2006, he was the chief financial officer, then from 2006 to 2008 the chairman-chief executive officer of Allianz Hungária Biztosító Zrt. At present he is the general director of MIS Ltd. Between 2003 and 2008 he was a member or the chairman of the Board of Directors, or a member of the supervisory board of a number of banks. Since 2006 he is a member of the Board of Directors of the Hungarian Mortgage Bank, and from 2007 a member of the Board of the German - Hungarian Chamber of Commerce.

Mrs. Zsoltné Varga (born in 1969) graduated from KTMF (College of Transport and Telecommunications) at Győr in 1991. She has been working for Magyar Telekom (and its legal predecessor) since 1991. From 1991 till 1996, she was employed as an engineer in the technical area; later she was the Head of a T-Pont shop; at present, she works as a quality manager. In 1998, she became an elected member of the Workers’ Council; she is a member of the Central Workers’ Council. Since 2004 she is a member, from 2009 deputy chairwoman of DT’s European Workers’ Council.

György Varju (born in 1946) has been working for Magyar Telekom and its legal predecessor since 1977. Until 1998 he acted as an on-site construction manager. In 1993 he was elected to the Workers’ Council; at present he is the Chairman of the Central Workers’ Council.

Resolution proposals:

The General Meeting elects dr. János Bitó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Attila Bujdosó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting

4

is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. János Illéssy to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Sándor Kerekes to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Konrad Kreuzer to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Tamás Lichnovszky to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. László Pap to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Károly Salamon to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mrs. Zsoltné Varga to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects Mr. György Varju to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

5

The remuneration of the Supervisory Board was last determined in 2007 for Magyar Telekom Plc. Proposal shall be made by the Board of Directors to the General Meeting regarding the remuneration of the Supervisory Board.

Resolution proposal:

The General Meeting determines the remuneration of the members of the Supervisory Board as follows:

Chairman of the Supervisory Board:	HUF 448,000 /month
Members of the Supervisory Board:	HUF 294,000 /month

6

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposals

to the General Meeting of Magyar Telekom Plc.

Subject:	Election of Members of the Audit Committee and determination of their remuneration

Budapest, April 7, 2010

The General Meeting shall elect a new Audit Committee, as the mandate of Magyar Telekom Plc.’s Audit Committee members terminates on the day of the AGM, April 7, 2010 in accordance with Sections 8.2.1. and 8.7.1. of the Articles of Association.

In accordance with the provisions of the Articles of Association the General Meeting elects a 3-5 member Audit Committee from the independent members of the Supervisory Board (SB) for the same period as the membership of the relevant members in the SB.

The Board of Directors proposes the following persons to be elected by the General Meeting with respect to agenda item no. 13. (Election of Members of the Audit Committee and determination of their remuneration):

1.               dr. János Bitó

2.               dr. János Illéssy

3.               dr. Sándor Kerekes

4.               dr. László Pap

5.               dr. Károly Salamon

Biographies of the candidates:

Dr. János Bitó (born in 1936) graduated from the faculty of natural sciences at József Attila University of Sciences (Szeged) in 1958, then got a Dr. Rer. Nat. in 1960. In 1967 he gained a PhD, and in 1971 a D. Sc. in technical sciences. He taught in many universities. Between 1971 and 2002 he worked as a technical, research and development director, managing director or chief officer at a number of companies and institutions, and as senior advisor to the minister in a ministry. He accomplished considerable achievements in robotics, and between 1965 and 2005 in the foundation and introduction of scientific researches and developments in Hungary. He is a member of a number of scientific organizations, he is the member of the Hungarian Academy of Sciences Committee on Information Science and of the Hungarian Academy of Sciences Committee on Automation and Computer Science. He was a member of the board of directors or the supervisory board, or the chairman of the supervisory board, at many companies. At present he is the chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty. A lot of publications are connected to his name (articles, university notes, books), he is the owner of many prizes and awards.

Dr. János Illéssy (born in 1962) is an electric engineer (BME) with an MBA and PhD from the University of Pittsburgh, USA. He spent over a 15 years with Pannonplast, a plastics producer listed on the Budapest Stock Exchange, in consultant, controller, Chief Financial Officer and Chairman and Chief Executive Officer positions. Between 2001 and 2003 he worked as CFO of the Hungarian subsidiary bank of BNP Paribas. Between 2004 and 2007 he was the Chief Financial Officer and member of the Board of Directors of Borsodchem. Currently he is managing director of Lebona ltd, and teaching Financial Economics at the Institute of International Business Relations and the Business School of Central European University, as adjunct professor.

Dr. Sándor Kerekes (born in 1948) holds an MSc in chemistry and economics. He got a PhD Degree in Economics in 1984 and a Doctor of Sciences (top degree awarded by the Hungarian Academy of Sciences) in 2003. In 1994 he participated in the Advanced Management Program of Harvard Business School. For 15 years, he was the member or the Chairman of the Board of Directors or Supervisory Boards of various Hungarian mid-size companies. Since 1986, he served as the Head of Department and later as the director of Corvinus University and its legal predecessors. Between 1994-97 and 2002-2006 for 8 years he served as the Dean of Business Administration Faculty of the Corvinus University of Budapest. He is the Director of the Institute of Environmental Sciences of Corvinus University. From 2008 he

2

is the vice rector of academic affairs of CUB. He is the member of the editorial boards of various papers, among them the Economy and Society and the Vezetéstudomány (‘science of management’) and the author of many books and articles.

Dr. László Pap (born in 1943) graduated from the Technical University of Budapest as a Telecommunications major. He earned his Ph.D. in 1980 and Doctor of Sciences (top degree awarded by the Hungarian Academy of Sciences) in 1992. He is a full member of the Hungarian Academy of Sciences. He has been a professor of the Faculty of Electrical Engineering and Informatics since 1992. He was the Head of the Department of Telecommunications at the Budapest University of Technology and Economics from 1992 to 2008, between 2001 and 2004 he was strategic vice rector of the University. He has obtained numerous patents for his inventions. He is Honorary President of the Scientific Society of Telecommunications, a member of the Telecommunications Systems Committee of the Hungarian Academy of Sciences, a member of the editorial board of the periodical World of Nature and Wireless Networks, an expert of the Hungarian Space Research Governmental Committee, and the president of the Scientific Committee of Space Research.

Dr. Károly Salamon (born in 1954) graduated in 1977 at the Kandó Kálmán College as a bachelor of science of Electrical Engineering, and in 1983 at Eötvös Lóránd University of Sciences as a master of science of Mathematics. He participated at an MBA training at the University of Pittsburgh (USA) in 1991, then he got a PhD at the University of Economics in 1993. Between 1977 and 1995 he worked as a design engineer, then as a development engineer and later as a project leader, and a partner, at different companies. Between 1995 and 2006, he was the chief financial officer, then from 2006 to 2008 the chairman-chief executive officer of Allianz Hungária Biztosító Zrt. At present he is the general director of MIS Ltd. Between 2003 and 2008 he was a member or the chairman of the Board of Directors, or a member of the supervisory board of a number of banks. Since 2006 he is a member of the Board of Directors of the Hungarian Mortgage Bank, and from 2007 a member of the Board of the German - Hungarian Chamber of Commerce.

Resolution proposals:

The General Meeting elects dr. János Bitó to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. János Illéssy to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Sándor Kerekes to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. László Pap to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held

3

prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting elects dr. Károly Salamon to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The remuneration of the Audit Committee was last determined in 2007 for Magyar Telekom Plc. Proposal shall be made by the Board of Directors to the General Meeting regarding the remuneration of the Audit Committee.

Resolution proposal:

The General Meeting determines the remuneration of the members of the Audit Committee as follows:

Chairman of the Audit Committee:	HUF 440,000 /month
Members of the Audit Committee:	HUF 220,000 /month

4

Magyar Telekom Telecommunications Public Limited Company

Submission and resolution proposal

to the General Meeting of Magyar Telekom Plc.

Subject:

Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.

Budapest, April 7, 2010

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Proposal of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

in relation to the election and determination of the remuneration of the auditor of the
Company, and the designation of the auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

The Audit Committee, having reviewed and evaluated the performance, qualifications, internal quality-control system and independence of the independent external auditor of Magyar Telekom Plc. (the “Company”), submits the following resolution proposal to the General Meeting in relation to the election and determination of the remuneration of the independent external auditor of the Company, and the designation of the natural person auditor personally responsible for carrying out the audit and the deputy auditor:

“The General Meeting elects as auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2010, i.e. for the period ending May 31st 2011 or if the Annual General Meeting closing the 2010 fiscal year will be held prior to May 31st 2011 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor.

The General Meeting approves HUF 89,700,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).”

Budapest, March 5, 2010

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 18, 2010